Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to completion, dated April 17, 2017)

Information Statement

Distribution of Common Stock of

BRIGHTHOUSE FINANCIAL, INC.

We are sending you this information statement in connection with the separation of Brighthouse Financial, Inc. from MetLife, Inc. To effect the separation, MetLife will distribute at least 80.1% of the shares of Brighthouse’s common stock on a pro rata basis to the holders of MetLife common stock. We expect that the distribution of Brighthouse common stock will be tax-free to MetLife’s U.S. shareholders for U.S. federal income tax purposes, except for cash that shareholders receive in lieu of fractional shares.

If you are a record holder of MetLife common stock as of 5:00 p.m., New York City time on [●], 2017, which is the record date for the distribution, you will be entitled to receive [●] shares of Brighthouse common stock for every [●] shares of MetLife common stock you hold on that date. MetLife will distribute the shares of Brighthouse common stock in book-entry form, which means that we will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of Brighthouse common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell, or cause to be sold, the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata, to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive fractional shares in the distribution.

The distribution will be effective as of 5:00 p.m., New York City time, on [●], 2017. After the distribution becomes effective, we will be a separate, publicly traded company.

MetLife’s shareholders are not required to vote on or take any other action in connection with the distribution. We are not asking you for a proxy, and you are requested not to send us a proxy.

MetLife’s shareholders will not be required to pay any consideration for the shares of Brighthouse common stock they receive in the distribution, surrender or exchange their shares of MetLife common stock or take any other action in connection with the separation.

MetLife currently owns all of the outstanding shares of Brighthouse common stock. Until the distribution occurs, MetLife will have the sole and absolute discretion to determine and change the terms of the distribution, including establishing the record date for the distribution and the distribution date, as well as to reduce the number of shares of common stock it will retain, if any, following the distribution.

No trading market for Brighthouse common stock currently exists. We have applied to list Brighthouse common stock on the NASDAQ Global Select Market (“NASDAQ”) under the symbol “BHF”. Assuming the Brighthouse common stock is approved for listing, we anticipate that a limited trading market for Brighthouse common stock, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution and will continue up to and including the date of the distribution. We anticipate “regular-way” trading of Brighthouse common stock will begin on the first trading day after the distribution date.

In reviewing this information statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 31 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this information statement is [●], 2017.

MetLife first mailed a Notice of Internet Availability of Information Statement Materials containing instructions on how to access this information statement to its shareholders on or about [●], 2017.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This information statement may contain information that includes or is based upon forward-looking statements. Forward-looking statements give expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future operating or financial performance. In particular, these include statements relating to future actions, statements regarding the separation and distribution, including the timing and expected benefits thereof, the formation of Brighthouse and the recapitalization actions, including receiving required regulatory approvals and the timing and expected benefits thereof, future performance or results of current and anticipated services or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results.

Any or all forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many such factors will be important in determining the actual future results of Brighthouse, its subsidiaries and affiliates. These statements are based on current expectations and the current economic environment. They involve a number of risks and uncertainties that are difficult to predict. These statements are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements due to a variety of known and unknown risks, uncertainties and other factors. Although it is not possible to identify all of these risks and factors, they include, among others:

•	risks relating to the formation of Brighthouse and our recapitalization;

•	the timing of the separation and the distribution, whether the conditions to the distribution will be met, whether the separation and the distribution will be completed, and whether the distribution will qualify for non-recognition treatment for U.S. federal income tax purposes and potential indemnification to MetLife if the distribution does not so qualify;

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•	the impact of the separation on our business and profitability due to MetLife’s strong brand and reputation, the increased costs related to replacing arrangements with MetLife with those of third-parties and incremental costs as a public company;

•	whether the operational, strategic and other benefits of the separation can be achieved, and our ability to implement our business strategy;

•	our degree of leverage following the separation due to indebtedness incurred in connection with the separation;

•	differences between actual experience and actuarial assumptions and the effectiveness of our actuarial models;

•	higher risk management costs and exposure to increased counterparty risk due to guarantees within certain of our products;

•	the effectiveness of our proposed exposure management strategy, and the timing of its implementation and the impact of such strategy on net income volatility and negative effects on our statutory capital;

•	the additional reserves we will be required to hold against our variable annuities as a result of AG 43;

•	a sustained period of low equity market prices and interest rates that are lower than those we assumed when we issued our variable annuity products;

•	the effect adverse capital and credit market conditions may have on our ability to meet liquidity needs and our access to capital;

•	the impact of regulatory, legislative or tax changes on our insurance business or other operations;

•	the effectiveness of our risk management policies and procedures;

•	the availability of reinsurance and the ability of our counterparties to our reinsurance or indemnification arrangements to perform their obligations thereunder;

•	heightened competition, including with respect to service, product features, scale, price, actual or perceived financial strength, claims-paying ratings, credit ratings, e-business capabilities and name recognition;

•	changes in accounting standards, practices and/or policies applicable to us;

•	the ability of our insurance subsidiaries to pay dividends to us, and our ability to pay dividends to our shareholders;

•	our ability to market and distribute our products through distribution channels; and

•	our ability to attract and retain key personnel.

For the reasons described above, we caution you against relying on any forward-looking statements, which should also be read in conjunction with the other cautionary statements included and the risks, uncertainties and other factors identified elsewhere in this information statement, including in the section entitled “Risk Factors.” Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events, except as otherwise may be required by law.

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MARKET DATA

In this information statement, we present certain market and industry data and statistics. This information is based on third-party sources which we believe to be reliable. Market ranking information is generally based on industry surveys and therefore the reported rankings reflect the rankings only of those companies who voluntarily participate in these surveys. Accordingly, our market ranking among all competitors may be lower than the market ranking set forth in such surveys. In some cases, we have supplemented these third-party survey rankings with our own information, such as where we believe we know the market ranking of particular companies who do not participate in the surveys.

TRADEMARKS, SERVICE MARKS AND COPYRIGHTS

We own or have rights to trademarks, service marks or trade names that we use in connection with the operation of our business. In addition, our names, logos and website names and addresses are our service marks or trademarks. Other trademarks, service marks and trade names appearing in this offering memorandum are the property of their respective owners. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, tradenames and copyrights referred to in this offering memorandum are listed without the ©, ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and tradenames.

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SUMMARY

This summary highlights selected information from this information statement and provides an overview of Brighthouse, our separation from MetLife and MetLife’s distribution of our common stock to MetLife’s shareholders. For a more complete understanding of our business and the distribution, you should read the entire information statement carefully, particularly the discussion of “Risk Factors” beginning on page 31 of this information statement, Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the audited historical combined financial statements of the MetLife U.S. Retail Separation Business (defined below) and the notes to those financial statements appearing elsewhere in this information statement.

We use the following terms to refer to the items indicated:

•	“the Company,” “we,” “our” and “us” refer to Brighthouse, the entity that at the time of the distribution will hold, through its subsidiaries, the assets (including the equity interests of certain MetLife subsidiaries) and liabilities associated with MetLife’s Brighthouse Financial segment;

•	“Brighthouse” refers to Brighthouse Financial, Inc., a Delaware corporation, and, where appropriate in context, to one or more of its subsidiaries, or all of them taken as a whole;

•	“MetLife” refers to MetLife, Inc., a Delaware corporation, and, where appropriate in context, to one or more of its subsidiaries, or all of them taken as a whole;

•	the term “separation” refers to the separation of MetLife’s Brighthouse Financial segment from MetLife’s other businesses and the creation of a separate, publicly traded company, Brighthouse, to hold the assets (including the equity interests of certain MetLife subsidiaries) and liabilities associated with MetLife’s Brighthouse Financial segment from and after the distribution;

•	the term “distribution” refers to the distribution of at least 80.1% of the shares of Brighthouse common stock outstanding immediately prior to the distribution date by MetLife to shareholders of MetLife as of the record date;

•	the term “distribution date” means the date on which the distribution occurs, and we expect the separation to occur on such date as well.

Prior to MetLife’s distribution of the shares of our common stock to its shareholders, MetLife will undertake a series of transactions described under “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions” (the “restructuring”). In the third quarter of 2016, MetLife reorganized its businesses into six segments: U.S.; Asia; Latin America; Europe, the Middle East and Africa (“EMEA”); MetLife Holdings; and Brighthouse Financial. In addition, MetLife will continue to report certain of its results of operations in Corporate & Other. Following the restructuring:

•	MetLife will conduct the following businesses:

•	the remaining portions of MetLife’s former Retail segment, which MetLife does not plan to separate and include in Brighthouse, which will include the life and annuity business sold through Metropolitan Life Insurance Company (“MLIC”), General American Life Insurance Company (“GALIC”) and Metropolitan Tower Life Insurance Company (“MTL”), including the MLIC pre-demutualization closed block. These businesses are reflected in its MetLife Holdings segment that consists of operations relating to products and businesses no longer actively marketed by MetLife in the United States. The MetLife Holdings segment also includes the long-term care business, previously reported as part of MetLife’s former Group, Voluntary & Worksite Benefit (“GVWB”) segment, and the reinsurance treaty relating to MetLife’s former Japan joint venture, previously reported in Corporate & Other;

•	the Property & Casualty business, the Retirement & Income Solutions business (formerly known as MetLife’s Corporate Benefit Funding segment) and the Group Benefits business (consisting of the remaining components of the GVWB segment, including the individual disability insurance business previously reported in MetLife’s former Retail segment), which are reflected in its U.S. segment;

•	the U.S. Direct business, previously reported as part of MetLife’s Latin America segment, which was disaggregated and is reported in its U.S. segment and in Corporate & Other; and

•	its Asia and EMEA segments.

•	we will conduct our business principally through the following life insurance company subsidiaries of MetLife as well as several other legal entities which support the issuance, sale and marketing of our life insurance and annuity products:

•	Brighthouse Life Insurance Company (“Brighthouse Insurance”), formerly known as MetLife Insurance Company USA (“MetLife USA”), our largest insurance operating company, domiciled in Delaware and licensed to write business in 49 states;

•	New England Life Insurance Company (“NELICO”), domiciled in Massachusetts and licensed to write business in all 50 states; and

•	Brighthouse Life Insurance Company of NY (“Brighthouse Insurance NY”), formerly known as First MetLife Investors Insurance Company (“FMLI”), domiciled in New York and licensed to write business in New York, which is expected to be a subsidiary of Brighthouse Insurance.

We refer to the audited historical combined financial statements of these entities as those of the “MetLife U.S. Retail Separation Business.”

In addition, certain specified assets and liabilities will be allocated between MetLife and us as described under “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions.”

Our Company

We are a major provider of life insurance and annuity products in the United States with $222 billion of total assets, total shareholder’s net investment of $14.9 billion, including accumulated other comprehensive income (“AOCI”), and approximately $653 billion of life insurance face amount in-force, as of December 31, 2016. Our in-force book of products consists of approximately 2.8 million insurance policies and annuity contracts as of December 31, 2016, which includes variable, fixed, index-linked and income annuities, universal life, term life, variable life and whole life insurance policies. We offer our products solely in the United States through multiple independent distribution channels and marketing arrangements with a diverse network of distribution partners.

Our Background and Overview

Prior to the distribution, the companies that will become our subsidiaries were wholly owned by MetLife, a global insurance holding company with a corporate history beginning in 1868. Brighthouse Insurance, which will be our largest operating subsidiary, was formed in November 2014 through the merger of three affiliated life insurance companies and a former offshore, internal reinsurance subsidiary that mainly reinsured guarantees associated with variable annuity products issued by MetLife affiliates. The principal purpose of the merger was to provide increased transparency relative to capital allocation and variable annuity risk management. In order to further our capabilities to market and distribute our products, prior to the distribution, MetLife will contribute to us (i) several entities including Brighthouse Insurance, NELICO and Brighthouse Insurance NY, (ii) a licensed broker-dealer, (iii) a licensed investment advisor and (iv) other entities which are necessary for the execution of our strategy. See “Formation of Brighthouse and the Restructuring — Our History.”

In 2012, MetLife changed the organizational structure of its Retail segment, of which we formed the principal part, to implement an integrated operating model with dedicated management. Consistent with this restructuring, over the succeeding four years MetLife has implemented certain actions with respect to its former Retail segment, including the establishment of a centralized office campus in Charlotte, North Carolina, and further bolstering the management team. This team, which has been responsible for managing MetLife’s retail business prior to the distribution, will continue to manage our business as a separate company.

We will seek to be a financially disciplined and, over time, a cost-competitive product manufacturer with an emphasis on independent distribution. We aim to leverage our large block of in-force life insurance policies and annuity contracts to operate more efficiently. We believe that our strategy of offering a targeted set of products to serve our customers and distribution partners, each of which is intended to produce positive statutory distributable cash flows on an accelerated basis compared to our legacy products, will enhance our ability to invest in our business and distribute cash to our shareholders over time. We also believe that our product strategy of offering a more tailored set of new products and our recent agreement to outsource a significant portion of our client administration and service processes, is consistent with our focus on reducing our expense structure over time.

Risk management of both our in-force book and our new business to enhance sustained, long-term shareholder value is fundamental to our strategy. Consequently, in writing new business we intend to prioritize the value of the new business we write over sales volumes. We assess the value of new products by taking into account the amount and timing of cash flows, the use and cost of capital required to support our insurance financial strength ratings and the cost of risk mitigation. We will remain focused on maintaining our strong capital base and we have established a risk management approach which will be implemented in connection with the separation that seeks to mitigate the effects of severe market disruptions and other economic events on our business. See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management,” “Business — Description of our Segments, Products and Operations — Run-off — ULSG Market Risk Exposure Management” and “Risk Factors — Risks Related to our Business — Our proposed variable annuity exposure management strategy may not be fully implemented prior to the distribution, may not be effective, may result in net income volatility and may negatively affect our statutory capital.”

We believe that general demographic trends in the U.S. population, the increase in under-insured individuals, the potential risk to governmental social safety net programs and the shifting of responsibility for retirement planning and financial security from employers and other institutions to individuals will create opportunities to generate significant demand for our products. We also believe our transition to an independent distribution system will enhance our ability to operate most effectively within the emerging requirements of the April 6, 2016 Department of Labor (the “DOL”) fiduciary rule (“Fiduciary Rule”) that sets forth a new regulatory framework for the sale of insurance and annuity products to Employee Retirement Income Security Act of 1974 (“ERISA”) qualified plans, which is a significant market for annuity products.

For the year ended December 31, 2016 we had a net loss of $2.9 billion and generated $686 million of operating earnings as compared to net income of $1.1 billion and $1.5 billion of operating earnings for the year ended December 31, 2015. The net loss was driven by reserve strengthening including the effect of our annual review of actuarial assumptions for our variable annuities business, our second quarter refinement in the actuarial model which we use to calculate the reserves for our in-force book of universal life insurance policies with secondary guarantees (“ULSG”) and the loss recognition, mostly in the form of a write down of deferred acquisition costs (“DAC”), triggered by the move of our ULSG products into the Run-off segment in the fourth quarter. In addition to reserve strengthening, derivative losses on our economic hedges of certain liabilities also contributed to the net loss, primarily due to the impact of the large fourth quarter rise in interest rates without an offset from the liabilities being hedged due to the insensitivity of those GAAP liabilities to changes in interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Combined Results for the Years Ended December 31, 2016, 2015 and 2014.” Operating earnings is a non-GAAP financial measure. For a reconciliation of operating earnings to net income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

Our Segments

For operating purposes, the Company has established three new reporting segments: (i) Annuities, (ii) Life and (iii) Run-off. Our Run-off segment consists of operations related to products which we are not actively selling and which are separately managed. In addition, the Company reports certain of its results of operations not included in the segments in Corporate & Other. We provide an overview of our reporting segments and Corporate & Other below.

Annuities

We are a major provider of annuity products in the United States, with $152.1 billion and $148.4 billion in total annuity assets as of December 31, 2016 and December 31, 2015, respectively. Our annuity product offerings include variable, fixed, index-linked and income annuities designed to address contract holders’ needs for protected wealth accumulation on a tax-deferred basis, wealth transfer and income security. We earn various types of fee revenue based on the account value, fund assets and guaranteed benefit base of our variable annuity products, as well as the investment spread which we earn on the general account assets supporting our annuity products. Based on $136.5 billion of assets under management (“AUM”), which we define as our general account investments and our separate account assets, we believe we would have ranked fifth among U.S. life insurers in annuity AUM as of December 31, 2015.

We seek to manage changes in equity market and interest rate exposures to our existing book of annuity business through our strong statutory capitalization and our selection of derivative instruments, which will be driven in part by our goal of preserving our ability to benefit from positive changes to equity markets and interest rates. See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management.” With respect to new business, we intend to be disciplined in our risk selection, innovative in our product design and seek to diversify our product mix. Beginning in 2013, we began to shift our new annuity business towards products with diversifying market and contract holder behavioral risk attributes and improved risk-adjusted cash returns. Examples of this include transitioning from the sale of variable annuities with guaranteed minimum income benefits (“GMIB”) to the sale of variable annuities with guaranteed minimum withdrawal benefits (“GMWB”), and our increased emphasis on MetLife Shield Level SelectorSM Annuity (“Shield Level Selector”), a single premium deferred index-linked annuity product for which we had new deposits of approximately $1.7 billion and $0.9 billion for the years ended December 31, 2016 and December 31, 2015, respectively.

Life

We are also one of the largest life insurance companies in the United States based on ordinary and term life insurance issued, with approximately 1.4 million policies in-force and approximately $653 billion of life insurance face amount in-force as of December 31, 2016. Our in-force book of life insurance includes variable life, term life, universal life and whole life policies. Our life insurance product offerings are designed to address our policyholders’ needs for financial security and protected wealth transfer, which may be provided on a tax-advantaged basis. In addition to contributing to our revenues and earnings, mortality protection-based products offered by our Life segment permit us to diversify the longevity and other risks in our Annuities segment.

Beginning with the first quarter of 2017 we have focused on term life and universal life without secondary guarantees and therefore suspended new sales of ULSG as well as participating whole life. We seek to be innovative in introducing new life products that meet the needs of our target markets and distribution partners and increase value for our shareholders. For example, starting in 2013, we significantly scaled back our sales of ULSG products with lifetime guarantees. In 2015, we introduced a universal life policy with levelized commissions over time that provides clients with death benefit protection with a cash value that may increase over time and no secondary guarantees. Consistent with our strategy of prioritizing the value of the new business we write over sales volume, we expect our total face amount of life insurance policies to decline, but, over time, for our new life insurance business to provide better shareholder value creation. With the suspension of all new ULSG sales, we moved results associated with ULSG products from our Life segment into our Run-off segment in the fourth quarter of 2016 retrospectively for all periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Overview — Certain Business Events — ULSG Re-segmentation.”

Run-off

This segment consists of operations related to products which we are not actively selling and which are separately managed, including structured settlements, company-owned life insurance (“COLI”) policies, bank-owned life insurance (“BOLI”) policies, funding agreements and ULSG. With the exception of ULSG, these legacy business lines were not part of MetLife’s former Retail segment, but were issued by certain of the legal entities that are now part of Brighthouse. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Overview.”

Corporate & Other

Corporate & Other contains the excess capital not allocated to the segments, the results of part of MetLife’s ancillary international operations and U.S. direct business sold directly to consumers, which were written out of our insurance entities prior to the separation, and interest expense related to the majority of our outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Additionally, Corporate & Other includes certain assumed reinsurance and the elimination of intersegment amounts.

Market Environment and Opportunities

We believe the shift away from defined benefit plans and the concern over government social safety net programs, occurring at a time of significant demographic change in the United States, as baby boomers transition to retirement, present an opportunity to assist individuals in planning for their long-term financial security. We believe we are well positioned to benefit from this environment and the changes and trends affecting it, including the following:

•	Largest individual insurance market in the world. The U.S. life insurance market has $2.7 trillion[1] net assets in annuities and approximately $11.9 trillion of individual life insurance face amount in-force. This represents a large opportunity pool for the Company from which we expect to benefit because of the scale and scope of our life and annuity products, risk management and distribution capabilities, and our ability to operate nationally.

•	Shifting of responsibility for retirement planning and life time income security from employers and other institutions to individuals. The shift away from traditional defined benefit plans, together with increased life

[1]	Insured Retirement Institute, IRI Fact Book 2016.

expectancy, has increased the burden on individuals for retirement planning and financial security and created a significant risk that many people will outlive their retirement assets. The Employee Benefit Research Institute estimates that participation in an employment-based defined benefit plan among private sector workers declined from 38% in 1979 to 13% in 2013. Fifty-one percent of households have no retirement savings in a defined contribution plan or IRA,[2] and Social Security provides an average of 40% of the retirement income of retired households.[3] According to the U.S. Government Accountability Office, among the 48% of households age 55 and older with some retirement savings, the median amount is approximately $109,000.[4] The individual life insurance and retirement industry has traditionally offered solutions that address this underserved need among consumers, such as annuities, which represent an alternative means of generating pension-like income to permit contract holders to secure guaranteed income for life. We believe our simplified suite of annuity products will be attractive to consumers as a supplement to Social Security or employer provided pension income.

•	Favorable demographic trends. There are several demographic trends that we believe we can take advantage of, including:

•	The ongoing transition of baby boomers into retirement offers opportunities for the accumulation of wealth, as well as its distribution and transfer. According to the Insured Retirement Institute, each day 10,000 Americans reach the age of 65 and this is expected to continue through at least 2030.[5] One of the market segments we target, the Secure Seniors, includes individuals from the baby boomer demographic and is projected to grow by 15% between 2015 and 2025.[6] See “— Our Business Strategy — Focus on target market segments.”

•	The emergence of Generation X and Millennials as a larger and fast growing, potentially ethnically diverse segment of the U.S population. Many of these individuals are in their prime earning years and we believe they will increase their focus on savings for wealth and protection products. As Generation X and Millennials continue to age into the Middle Aged Strivers and Diverse and Protected segments that we target, we believe we have an opportunity to increase our share of the industry profit pool represented by these groups. See “— Our Business Strategy — Focus on target market segments.”

•	Underinsured and underserved population is growing. According to a recent survey, 41% of U.S. households believe that they need more life insurance.[7] Six in 10 Americans have life insurance,[8] but ownership of individual coverage has declined over a 50-year period.[9] We believe the products and solutions we offer will address the financial security needs of the under-insured portion of the U.S. population, which are our target segments.

•	Regulatory changes. Regulatory and compliance requirements in the insurance and financial services industries have increased over the past several years and resulted in new regulation and enhanced supervision. For example, the DOL issued new rules on April 6, 2016 that, if not delayed or repealed, would raise the standards for sales of variable and index-linked annuities into retirement accounts to a fiduciary standard, meaning that sales must consider the customer’s interest above all factors. The DOL has released its final rule delaying the original applicable date for 60 days from April 10, 2017 to June 9, 2017. Further,

[2]	LIMRA, The Retirement Income Reference Book, 2015.
[3]	LIMRA, The Retirement Income Reference Book, 2015.
[4]	U.S. Government Accountability Office, “Retirement Security: Report to the Ranking Member, Subcommittee on Primary Health and Retirement Security, Committee on Health, Education, Labor, and Pensions, U.S. Senate,” May 2015.
[5]	Insured Retirement Institute, IRI Fact Book 2016.
[6]	MetLife Accelerating Value Consumer Survey, June 2015; Census projections.
[7]	LIMRA, The Facts of Life and Annuities, 2016 Update.
[8]	LIMRA, 2016 Insurance Barometer Study.
[9]	LIMRA, The Facts of Life and Annuities, 2016 Update.

the DOL continues to seek comments until April 17, 2017 concerning questions of law and policy related to the rules. See “Regulation — Insurance Regulation — Department of Labor and ERISA Considerations.” These rules, if and when they become applicable, are expected to require meaningful changes to distribution practices and disclosures and affect sales of annuity products from providers with proprietary distribution. We believe our history of navigating a changing regulatory environment and our transition to independent distribution may present us with an opportunity to capture market share from those who are less able to adapt to changing regulatory requirements.

We believe these trends, together with our competitive strengths and strategy discussed below, provide us a unique opportunity to increase the value of our business.

Our Competitive Strengths

We believe that our large in-force book of business, strong balance sheet, risk management strategy, experienced management team and focus on expense reduction will allow us to capitalize on the attractive market environment and opportunities as we complete our separation from MetLife and develop and grow our business on an independent basis.

•	Large in-force book of business. We are a major provider of life insurance and annuity products in the United States, with approximately 2.8 million insurance policies and annuity contracts as of December 31, 2016. We believe our size and long-standing market presence position us well for potential future growth and margin expansion following the completion of our transition to a separate company.

•	Our size provides opportunities to achieve economies of scale, permitting us to spread our fixed general and administrative costs, including expenditures on branding, over a large revenue base, resulting in a competitive expense ratio.

•	Our large policyholder base provides us with an opportunity to leverage underlying data to develop risk and policyholder insights as well as implement operational best practices, permitting us to effectively differentiate ourselves from our competitors with the design and management of our products.

•	Our in-force book of business was sold by a wide range of distribution partners to whom we continue to pay trail commissions on the policies and contracts sold by them. For the year ended December 31, 2016, over 1,000 distribution firms or general agencies of our distributors received trail commissions. We believe this enhances our ability to maintain connectivity and relevance to those distributors.

•	Strong balance sheet. As of December 31, 2016, we had total assets of $222 billion; total policyholder liabilities and other policy-related balances, including separate accounts, of $187 billion; and total shareholder’s net investment of $14.9 billion, including AOCI. Following the separation, we intend to maintain and improve the strong statutory capitalization and financial strength ratings of our insurance company subsidiaries, as well as the diversity of invested asset classes.

•

Our insurance company subsidiaries had combined statutory total adjusted capital (“Combined TAC”) of approximately $5.4 billion resulting in a combined company action level risk-based capital (“Combined RBC”) ratio of approximately 525% as of December 31, 2016. After giving effect to the formation of Brighthouse Reinsurance Company of Delaware (“BRCD”) and other restructuring and separation related transactions, including an expected capital contribution to Brighthouse Insurance at the time of separation, Combined TAC would have increased by approximately $2 billion in the insurance company subsidiaries, resulting in a Combined RBC ratio in excess of 700%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Combined Financial Statements.” We intend to support our variable annuity business with assets consistent with a CTE95 standard (defined as the average amount of assets required to satisfy contract holder obligations across market environments in the worst five percent of

1,000 capital market scenarios over the life of the contracts (“CTE95”), consistent with guidelines promulgated by the National Association of Insurance Commissioners (the “NAIC”)). As of December 31, 2016, assuming the transactions to be executed in connection with the separation had occurred on such date, we estimate that we would have held approximately $2.1 billion of assets in excess of CTE95 to support our variable annuity book, which would be equivalent to holding assets at approximately a CTE98 standard as of such date (defined as the average amount of assets required to satisfy contract holder obligations across market environments in the worst two percent of 1,000 capital market scenarios over the life of the contracts (“CTE98”), consistent with guidelines promulgated by the NAIC).

•	We have strong financial strength ratings from the rating agencies that rate us. Financial strength ratings represent the opinions of the rating agencies regarding the ability of our insurance company subsidiaries to meet their financial obligations to policyholders and contract holders and are not designed or intended for use by investors in evaluating our securities.

•	We have a diversified, high quality investment portfolio with $80.6 billion of general account assets as of December 31, 2016, comprised of over 76% fixed maturity securities, of which over 95% were investment grade and 58% were U.S. corporate, government and agency securities.

•	Following MetLife’s policyholder assumption review of variable annuities issued by its U.S. insurance companies we have updated our actuarial assumptions and strengthened the GAAP reserves of our insurance company subsidiaries based on a range of possible market scenarios and expected policyholder behavior.

•	Proven risk management and capital management expertise. We will bring to Brighthouse the strong risk management culture which we inherited as part of MetLife as demonstrated by our product decisions in recent years and our focused risk and capital management strategies for our existing book of business. We believe we have initially capitalized our insurance company subsidiaries with capital which is sufficient to maintain our financial strength ratings notwithstanding modest fluctuations in equity markets and interest rates in any given period. Further, over time by increasing the proportion of non-derivative, income-generating invested assets compared to derivative instruments supporting our variable annuity book of business, we believe our capital profile will be stronger and more able to mitigate a broader range of risk exposures.

•	Experienced senior management team with a proven track record of execution including producing cost savings. Our senior management team has an average of 20 years of insurance industry experience. They have worked together to manage our business and reduce the cost base prior to this distribution and will continue to manage our business as a separate and focused individual life insurance and annuity company. The senior management team has taken significant actions over the last four years, including the following:

•	In 2012, MetLife announced a multi-year $1 billion gross expense savings initiative, which was substantially completed in 2015. This management team delivered approximately $200 million of expense savings with respect to MetLife’s former Retail segment under that initiative.

•	The merger of three affiliated life insurance companies and a former offshore, reinsurance company affiliate that mainly reinsured guarantees associated with variable annuity products issued by MetLife affiliates to form our largest operating subsidiary, Brighthouse Insurance.

•	The consolidation of MetLife’s former Retail segment in Charlotte, North Carolina, which, in addition to generating expense savings noted above, permitted our management to work together collaboratively at the same geographic location.

•

The sale of MetLife’s former Retail segment’s proprietary distribution channel, MetLife Premier Client Group (“MPCG”), to Massachusetts Mutual Life Insurance Company (“MassMutual”), completing our transition to a more efficient acquisition cost distribution model through independent, third-party channel partners. As part of the sale, MetLife reduced its former Retail segment employee base by approximately 3,900 advisors and over 2,000 support employees, which we estimate will result in a net reduction in our annual expenses of approximately $125 million. The sale of the proprietary distribution channel will also enable us to pursue a simplified, capital efficient product suite and reduce our fixed expense structure.

•	On July 31, 2016, MetLife entered into a multi-year outsourcing arrangement for the administration of certain in-force policies currently housed on up to 20 systems. Pursuant to this arrangement, at least 13 of such systems will be consolidated down to one. We expect this arrangement to result in a phased net reduction in our overall expenses for policyholder and contract holder maintenance over the next three to five years. We intend to pursue similar opportunities to take advantage of technology and systems improvements and flexible, modular operating models to reduce costs.

Summary Risk Factors

Our business generally and the separation and distribution in particular is subject to a number of risks that could materially and adversely affect our financial condition and results of operations. The following high-level summary of these risks is not exhaustive and should be read in conjunction with the information in the section captioned “Risk Factors,” for a more thorough description of these and other risks, and the other sections of this information statement.

•	Risks related to the separation and distribution

•	MetLife’s plan to separate into two independent publicly traded companies is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect our business.

•	Our separation from MetLife could adversely affect our business and profitability due to MetLife’s strong brand and reputation.

•	The terms of our arrangements with MetLife may be more favorable than we would be able to obtain from an unaffiliated third party and we may be unable to replace the services MetLife provides to us in a timely manner or on comparable terms.

•	After the distribution, we will have a very large number of shareholders which may impact the efficacy of shareholder votes and will result in increased costs.

•	We have no history of operating as an independent company and we expect to incur increased administrative and other costs following the separation by virtue of our status as an independent public company. Our historical combined financial data are not necessarily representative of the results we would have achieved as a separate company and may not be a reliable indicator of our future results.

•	If the distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then MetLife, we and our shareholders could be subject to significant tax liabilities.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the separation and the cost of achieving such benefits may be more than we estimated.

•	We will incur substantial indebtedness in connection with the separation, and the degree to which we will be leveraged following completion of the distribution and separation may materially and adversely affect our results of operations and financial condition.

•	After the distribution, certain of our directors and officers may have actual or potential conflicts of interest because of their MetLife equity ownership or their former MetLife positions.

•	Risks related to our business

•	Differences between actual experience and actuarial assumptions and the effectiveness of our actuarial models may adversely affect our financial results, capitalization and financial condition.

•	Guarantees within certain of our products may decrease our earnings, decrease our capitalization, increase the volatility of our results, result in higher risk management costs and expose us to increased counterparty risk.

•	Our proposed variable annuity exposure management strategy may not be fully implemented prior to the distribution, may not be effective, may result in net income volatility and may negatively affect our statutory capital. Our proposed ULSG asset requirement target may not ensure we have sufficient assets to meet our future ULSG policyholder obligations and may result in net income volatility.

•	We may be required to hold additional statutory reserves against our variable annuities as a result of AG 43, which could impair our ability to make distributions to our shareholders.

•	A sustained period of low equity market prices and interest rates that are lower than those we assumed when we issued our variable annuity products, could have a material adverse effect on our results of operations, capitalization and financial condition.

•	Elements of our business strategy are new and may not be effective in accomplishing our objectives.

•	A downgrade or a potential downgrade in our financial strength ratings, which are important to maintaining public confidence in our products and our competitive condition, could result in a loss of business and materially adversely affect our financial condition and results of operations.

•	Reinsurance may not be available, affordable or adequate to protect us against losses. If the counterparties to our reinsurance or indemnification arrangements or to the derivatives we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could materially adversely affect our financial condition and results of operations.

•	We may not be able to take credit for reinsurance, our statutory life insurance reserve financings may be subject to cost increases, new financings may be subject to limited market capacity and we may be unable to successfully complete the restructuring of existing affiliated reinsurance companies and financing facilities into a single reinsurance subsidiary with its own financing.

•	Factors affecting our competitiveness may adversely affect our market share and profitability.

•	The failure of third parties to provide various services that are important to our operations could have a material adverse effect on our business.

•	If difficult conditions in the capital markets and the U.S. economy generally persist or are perceived to persist, they may materially adversely affect our business and results of operations. Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs and our access to capital. We are exposed to significant financial and capital markets risks which may adversely affect our results of operations, financial condition and liquidity, and may cause our net investment income and net income to vary from period to period.

•	Our insurance businesses are highly regulated, and changes in regulation and in supervisory and enforcement policies may materially impact our capitalization or cash flows, reduce our profitability and limit our growth. A decrease in the risk-based capital (“RBC”) ratio (as a result of a reduction in statutory surplus and/or increase in RBC requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our results of operations and financial condition.

•	We are subject to U.S. federal, state and other securities and state insurance laws and regulations which, among other things, require that we distribute certain of our products through a registered broker-dealer; failure to comply with those laws, including a failure to have a registered broker-dealer, or changes in those laws may have a material adverse effect on our operations and our profitability.

•	Litigation and regulatory investigations are increasingly common in our businesses and may result in significant financial losses and/or harm to our reputation.

•	As a holding company, Brighthouse Financial, Inc. will depend on the ability of its subsidiaries to pay dividends. We cannot assure you that we will pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

•	Changes in accounting standards issued by the Financial Accounting Standards Board (“FASB”) or other standard-setting bodies may adversely affect our financial statements.

Our Business Strategy

Our objective is to leverage our competitive strengths, to distinguish ourselves in the individual life insurance and annuity markets and over time increase the amount of statutory distributable cash generated by our business. We will seek to achieve this by being a focused product manufacturer with an emphasis on independent distribution, while having a competitive expense ratio relative to our competitors. We intend to achieve our goals by executing on the following strategies:

•	Focus on target market segments. We intend to focus our sales and marketing efforts on those specific market segments where we believe we will best be able to sell products capable of producing attractive long-term value to our shareholders.

In 2015 we conducted a survey of 7,000 U.S. customers with the goal of understanding our different market segments. Ultimately, the study revealed seven distinct segments based on both traditional demographic information including socio-economic information and an analysis of customer needs, attitudes and behaviors. Our review of the customer segmentation data resulted in our focusing product design and marketing on the following target customer segments:

•	Secure Seniors. This segment represents approximately 15% of the current U.S. population. Because the customer segments are designed to reflect attitudes and behaviors, in addition to other factors, this segment includes a broad range in age, but is composed primarily of individuals between the ages of 55 to 70 about to retire or already in retirement, of which a majority have investible assets of greater than $500,000. Secure Seniors have higher net worth relative to the other customer segments and exhibit a strong desire to work with financial advisors. The larger share of assets, relative to the other segments, may make Secure Seniors an attractive market for financial security products and solutions.

•	Middle Aged Strivers. This segment represents approximately 23% of the current U.S. population and is the largest customer segment of those identified by our survey. There is more diversity in this segment compared to the Secure Seniors in terms of amount of investible assets, age, life stage and potential lifetime value to us. The study indicates that these individuals tend to be in the early to later stages of family formation. Almost half of the population in this segment is between the ages of 40 and 55. They are focused on certain core needs, such as paying bills, reducing debt and protecting family wealth. We believe Middle Aged Strivers are an attractive market for protection products and many of these individuals will graduate to wealth and retirement products in their later years.

•

Diverse and Protected. This is the most diverse segment of the population, but is also the smallest constituting only 8% of the current U.S. population. While this segment has lower income and investible assets than Secure Seniors and Middle Aged Strivers, our study indicates that they are active purchasers of insurance products. We believe that a portion of this segment, as they become older and more affluent, may purchase our annuity products in addition to our insurance products.

We believe that these three customer segments represent a significant portion of the market opportunity, and by focusing our product development and marketing efforts to meeting the needs of these segments we will be able to offer a targeted set of products which will benefit our expense ratio thereby increasing our profitability. Our study also indicates that Secure Seniors, Middle Aged Strivers and Diverse and Protected customer segments are open to financial guidance and, accordingly, will be receptive to the products we intend to sell and we can share our insights about these segments to our distribution partners to increase the targeting efficiency of our sales efforts with them.

•	Focused manufacturer, with a simpler product suite designed to meet our customers’ and distributors’ needs. We intend to be financially disciplined in terms of the number of products which we offer and their risk-adjusted return profile, while being responsive to the needs of our customers and distribution partners.

•	We seek to manage our existing book of annuity business to mitigate the effects of severe market downturns and other economic effects on our statutory capital while preserving the ability to benefit from positive changes in equity markets and interest rates through our selection of derivative instruments.

•	We intend to offer products designed to produce statutory distributable cash flows on a more accelerated basis than those of some of our legacy in-force products. We will also focus on offering products which are more capital efficient with lower RBC requirements than our pre-2013 generation of products. Our product design and sales strategies will focus on achieving long-term risk-adjusted distributable cash flows, rather than generating sales volumes or purchasing market share. We believe this approach aligns well with long-term value creation for our shareholders.

•	Shield Level Selector and our latest generation life insurance products, represent examples of products which we believe are responsive to our customers’ and distributors’ needs while allowing us to generate statutory distributable cash flows on a more accelerated basis than our pre-2013 generation of products. Shield Level Selector is an individual-customer, single-premium, deferred index-linked annuity that provides contract holders with a specified level of market downside protection, sharing the balance of market downside risk with the contract holder, along with offering the contract holder tax-deferred accumulation. In addition, we believe Shield Level Selector permits us to more effectively manage the market risk exposure inherent in our variable annuities with living benefit riders. Since its state-by-state phased introduction beginning in 2013, Shield Level Selector has received positive market acceptance and has been a meaningful contributor to our sales. In addition, a recent example of our latest generation life insurance products is a universal life policy with levelized commissions over time and no secondary guarantees. We expect these products to produce attractive risk-adjusted margins and product level cash flows.

•	Independent distribution with enhanced support and collaboration with key distributors. We believe that the completion of our transition from a captive sales force to an independent and diverse distribution network will enhance our distribution focus and improve our profitability and capital efficiency.

•	We have proactively chosen to focus on independent distribution, which we believe aligns with our focus on product manufacturing. We believe distributing our products through only the independent distribution channel will enhance our ability to control our fixed costs, target our resources more appropriately and increase our profitability because we will be better able to leverage our product development and wholesale distribution capabilities.

•

Since 2001 we have successfully built third-party distribution relationships. Following the sale of MPCG to MassMutual, we are dedicated to supporting and expanding these relationships. These relationships have been strengthened by a focus on fulfilling customer needs and better alignment with our distribution partners on product development and sales support. We therefore seek to become a leading provider of insurance and annuity products for our leading distribution partners by leveraging our marketing strengths which include customer segmentation, distribution servicing and sales support as well as our product management competencies. We believe that our distribution strategy will result in deeper relationships with these distribution partners.

•	We will also pursue a collaborative approach with key distributors and leverage our product design expertise to seek to provide white label type product arrangements for their distribution systems. An example of this collaborative approach is the recent agreement with MassMutual pursuant to which we are exploring the joint development of certain annuity products that may be distributed through the thousands of agents in the MassMutual career agency channel, including agents formerly affiliated with MetLife.

•	Maintain strong statutory capitalization through an exposure management program intended to be effective across market environments.

•	The principal objective of our exposure management programs is to manage the risk to our statutory capitalization resulting from changes to equity markets and interest rates. This permits us to focus on the management of the long-term statutory distributable cash flow profile of our business and the underlying long-term returns of our product guarantees. See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management.”

•	Our variable annuity exposure management program has four components:

•	We intend to support our variable annuities with assets consistent with those required at a CTE95 standard. As of December 31, 2016, assuming the transactions to be executed in connection with the separation had occurred as of such date, we estimate that we would have held approximately $2.1 billion in assets in excess of CTE95, which would be equivalent to holding assets at approximately a CTE98 standard as of such date. We believe these excess assets will permit us to absorb modest losses, which may be temporary, from changes in equity markets and interest rates without adversely affecting our financial strength ratings.

•	We will continue to enter into derivative instruments to offset the impact on our statutory capital from more significant changes to equity markets and interest rates.

•	We believe the earnings from our large and seasoned block of in-force business will provide an additional means of increasing and regenerating our statutory capital organically to the extent it has been eroded due to periodic changes in equity markets and interest rates.

•	We intend to invest a portion of the assets supporting our variable annuity asset requirements in income-generating investments, which we believe will provide an additional means to increase or regenerate our statutory capital.

•	We have a large in-force block of life insurance policies and annuity contracts that we intend to more actively manage to improve profitability, prudently minimize exposures, grow cash margins and release capital for shareholders in the medium to long-term.

•	Focus on operating cost and flexibility. A key element of our strategy is to leverage our infrastructure over time to be a lean, flexible cost competitive operator.

•	We will continue our focus on reducing our cost base while maintaining strong service levels for our policyholders and contract holders. As part of separating our business processes and systems from MetLife, we are taking a phased approach to re-engineering our processes and systems across all functional areas. This phased transition is expected to occur through 2020. We are planning on run-rate operating cost reductions as part of this initiative. See “Business — Select Financial Targets.”

•

We have identified and are actively pursuing several initiatives that we expect will make our business less complex, more flexible and better able to adapt to changing market conditions. Consistent with this strategy, MetLife recently sold MPCG to MassMutual, completing our transition to a more efficient acquisition cost distribution model and reducing its former Retail segment employee base by approximately 5,900 employees.

•	We intend to leverage emerging technology and outsourcing arrangements to become more profitable. An example of this is our senior management team’s recent agreement to outsource the administration of certain in-force policies housed on up to 20 systems. Pursuant to this arrangement at least 13 of such systems will be consolidated down to one.

Select Financial Targets

We intend to manage our businesses with a focus on statutory financial results in order to improve cash flow, allowing us to reinvest in our businesses and distribute cash to shareholders over time. We have established targets for select financial metrics that we believe best measure the execution of our business strategy and align with our shareholders’ interests. It is our goal to achieve or surpass the following targets:

•	Cash flow to shareholders: 50-70%+ of operating earnings by approximately 2020;

•	Growth in operating earnings per share (“EPS”): Mid- to high- single digit annual growth; and

•	Operating return on equity (“ROE”): Approximately 9%.

These targets assume our baseline business plan scenario, which we refer to as our “Base Case Scenario.” Our Base Case Scenario assumes 6.5% annual separate account returns, the 10 year U.S. Treasury rate rising ratably over 10 years to 4.25% and our current best estimate actuarial assumptions. Actual results related to these targets may vary depending on various factors, including actual capital market outcomes, changes in actuarial models or emergence of actual experience, as well as the other risks and factors discussed in “Business — Select Financial Targets,” “Note Regarding Forward-Looking Statements” and “Risk Factors.” Operating EPS and Operating ROE are performance measures that are not based on GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP and Other Financial Disclosures” and “Business — Select Financial Targets” for definitions of and further information on these measures and cash flow to shareholders.

Our Corporate Information

Prior to the distribution, we have been a wholly owned subsidiary of MetLife, Inc., a global provider of life insurance, annuities, employee benefits and asset management. Brighthouse is a holding company incorporated in Delaware on August 1, 2016.

Our principal executive office is located at the Gragg Building, 11225 North Community House Road, Charlotte, North Carolina 28277 and our telephone number is [●]. Our website address is www.brighthousefinancial.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this information statement.

We operate our businesses through a number of direct and indirect subsidiaries. The following organizational chart presents the ownership of our principal subsidiaries following the distribution:

The Distribution

Overview

To effect the separation, first, MetLife will undertake the restructuring described under “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Master Separation Agreement.” Following the restructuring, MetLife, Inc. will distribute at least 80.1% of Brighthouse’s common stock to MetLife’s shareholders, and Brighthouse will become a separate, publicly traded company.

Prior to the distribution, we intend to enter into a Master Separation Agreement and several other agreements with MetLife related to the distribution. These agreements will govern the relationship between MetLife and us up to and after completion of the distribution and allocate between MetLife and us various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Person Transactions” for more detail.

In addition, we will incur substantial indebtedness in connection with the separation, and we will use a significant portion of the proceeds of this indebtedness to make a distribution to MetLife as partial consideration for MetLife’s transfer of assets to Brighthouse. The amount of indebtedness will allow us to achieve the following goals at the time of the distribution: (i) adequate liquidity at the Brighthouse holding company level;

(ii) a debt-to-capital ratio of approximately 25%; and (iii) $2.0 billion to $3.0 billion of assets in excess of CTE95 to support our variable annuity contracts.

The distribution described in this information statement is subject to the satisfaction or waiver of a number of conditions. In addition, MetLife has the right not to complete the distribution if, at any time, MetLife’s board of directors (the “MetLife Board”) determines, in its sole and absolute discretion, that the distribution is not in the best interests of MetLife or its shareholders or is otherwise not advisable. See “The Separation and Distribution — Conditions to the Distribution” for more detail.

Questions and answers about the distribution

The following provides only a summary of the terms of the distribution. You should read the section entitled “The Separation and Distribution” in this information statement for a more detailed description of the matters described below.

Q: Why am I receiving this information statement?

A: MetLife is delivering this document to you because you were a holder of MetLife common stock on the record date for the distribution of shares of our common stock. Accordingly, you are entitled to receive [●] shares of our common stock for every [●] shares of MetLife common stock that you held on the record date. No action is required for you to participate in the distribution.

Q: What is the distribution?

A: The distribution is the method by which we will separate from MetLife. In the distribution, MetLife will distribute to its shareholders at least 80.1% of the shares of our common stock. Following the distribution, we will be separate from MetLife and publicly traded. MetLife will retain no more than 19.9% ownership interest in us.

Q: What will be the relationship between MetLife and Brighthouse after the distribution?

A: MetLife and Brighthouse will each be separate, publicly traded companies. MetLife and Brighthouse are entering into several agreements to govern their relationship after separation. See “Certain Relationships and Related Person Transactions — Relationship with MetLife Following the Separation.”

Q: Will the number of MetLife shares I own change as a result of the distribution?

A: No, the number of shares of MetLife common stock you own will not change as a result of the distribution.

Q: What are the motivations for the separation?

A: The separation is motivated in whole or in substantial part by the following corporate business purposes:

•	To facilitate investors’ ability to independently value Brighthouse and MetLife based on their respective operational and financial characteristics.

•	To enable MetLife to address certain regulatory issues, including MetLife’s potential redesignation as a non-bank systemically important financial institution, as well as the DOL Fiduciary Rule.

•	To increase the predictability of distributable cash flows for MetLife over time as part of MetLife’s Accelerating Value strategic initiative and allow Brighthouse to make the necessary decisions and investments to serve the U.S. retail marketplace.

•	To enable Brighthouse to take advantage of a retail dedicated platform to increase responsiveness to the needs of our customers and distribution partners.

Q: Why is the separation of Brighthouse structured as a spin-off?

A: MetLife believes that a distribution of our shares is the most efficient way to separate our business from MetLife in a manner that will achieve the above objectives and permit MetLife’s shareholders to make their own investment decisions going forward as to whether or not they wish to retain their exposure to the retail life and annuity business, independent of their exposure to the continuing operations of MetLife.

Q: What is being distributed in the distribution?

A: MetLife will distribute approximately [●] shares of our common stock in the distribution, based on the approximately [●] shares of MetLife common stock outstanding as of [●], 2017. The actual number of shares of our common stock that MetLife will distribute will depend on the number of shares of MetLife common stock outstanding on the record date. For more information on the shares being distributed in the distribution, see “Description of Capital Stock — Authorized Capital Stock — Common Stock.”

Q: What will I receive in the distribution?

A: As a holder of MetLife common stock, you will receive [●] shares of our common stock for every [●] shares of MetLife common stock you hold on the record date. The distribution agent will distribute only whole shares of our common stock in the distribution. See “— How will fractional shares be treated in the distribution?” for more information on the treatment of the fractional shares you would otherwise have been entitled to receive in the distribution. Your proportionate interest in MetLife will not change as a result of the distribution. For a more detailed description, see “The Separation and Distribution — Treatment of Fractional Shares.”

Q: What is the record date for the distribution?

A: MetLife will determine record ownership as of the close of business on [●], 2017 (the “record date”).

Q: When will the distribution occur?

A: The distribution will be effective as of 5:00 p.m., New York City time, on [●], 2017 (the “distribution date”). On or shortly after the distribution date, the whole shares of our common stock will be credited in book-entry accounts for shareholders entitled to receive the shares in the distribution. We expect the distribution agent to distribute promptly to MetLife shareholders any cash in lieu of the fractional shares they would otherwise have been entitled to receive. Trust beneficiaries of the trust established under the plan of reorganization of MLIC (the “MetLife Policyholder Trust”) will receive their shares in the distribution and cash in lieu of any fractional shares from the custodian of the MetLife Policyholder Trust in accordance with the terms of the trust agreement. See “— How will MetLife distribute shares of our common stock?” for more information on how to access your book-entry account or your bank, brokerage or other account holding the Brighthouse common stock you receive in the distribution.

Q: Can MetLife decide to cancel the distribution of Brighthouse common stock, even if all the conditions have been satisfied?

A: Yes. Until the distribution has occurred, the MetLife Board has the right, in its sole discretion, to terminate the distribution, even if all the conditions have been satisfied. See “The Separation and the Distribution — Conditions to the Distribution” included elsewhere in this information statement.

Q: How will MetLife vote any shares of our common stock it retains?

A: MetLife has agreed to vote any shares of our common stock that it retains in proportion to the votes cast by our other shareholders and will grant us a proxy with respect to such shares. For additional information on these voting arrangements, see “Certain Relationships and Related Person Transactions — Relationship with MetLife Following the Separation.”

Q: What does MetLife intend to do with any shares of our common stock it retains?

A: MetLife currently plans to dispose of all of our shares as soon as practicable following the distribution, but in no event later than five years after the distribution, while seeking to maximize overall value to its shareholders, pursuant to a dividend distribution or one or more public offerings of its remaining shares of our common stock or an offer to the MetLife shareholders to exchange all or a portion of their MetLife shares for Brighthouse shares.

Q: What do I have to do to participate in the distribution?

A: You are not required to take any action, but we urge you to read this document carefully. Shareholders of MetLife common stock on the record date will not need to pay any cash or deliver any other consideration, including any shares of MetLife common stock, in order to receive shares of our common stock in the distribution. In addition, no shareholder approval of the distribution is required. We are not asking you for a vote and are not requesting that you send us a proxy card.

Q: If I sell my shares of MetLife common stock on or before the distribution date, will I still be entitled to receive shares of Brighthouse common stock in the distribution?

A: If you hold shares of MetLife common stock on the record date and decide to sell them on or before the distribution date, you may choose to sell your MetLife common stock with or without your entitlement to our common stock. You should discuss these alternatives with your bank, broker or other nominee. See “The Separation and Distribution — Trading Prior to the Distribution Date” for more information.

Q: How will MetLife distribute shares of our common stock?

A: Registered shareholders: If you are a registered shareholder (meaning you hold physical MetLife stock certificates or you own your shares of MetLife common stock directly through an account with MetLife’s transfer agent, Computershare Inc.), our transfer agent will credit the whole shares of our common stock you receive in the distribution by way of direct registration in book-entry form under the Direct Registration System (the “DRS”) to your DRS book-entry account on or shortly after the distribution date. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the distribution. The transfer agent will keep a record of your shares of common stock on our record of owners. You will be able to access information regarding your DRS account holding the Brighthouse shares at [●] using the following website [●] or via our transfer agent’s interactive voice response system at [●]. If you are entitled to receive whole shares of our common stock in the distribution, promptly after the distribution date, the distribution agent will mail you a DRS account statement that reflects the number of whole shares of our common stock you own, along with a check for any cash in lieu of fractional shares you would otherwise have been entitled to receive.

“Street name” or beneficial shareholders: If you own your shares of MetLife common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the distribution on or shortly after the distribution date. Please contact your bank, broker or other nominee for further information about your account.

Trust beneficiaries: If you are a beneficiary of the MetLife Policyholder Trust established in connection with the demutualization of MLIC in April 2000, the trustee of the MetLife Policyholder Trust is the record owner of the shares of MetLife common stock to which you are beneficially entitled consistent with your beneficial interests, or “trust interests,” in the MetLife Policyholder Trust. In this case, the trustee will transfer any whole shares of our common stock you receive in the distribution to the custodian of the MetLife Policyholder Trust, which in turn will transfer shares to our transfer agent. The transfer agent will issue such shares electronically to you by way of direct registration in book-entry form under the DRS. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the distribution. The transfer agent will keep a record of your shares of our common stock on our record of owners. You will be able to access information regarding your DRS account holding the Brighthouse shares at [●] using the following website [●] or via our transfer agent’s interactive voice response system at [●]. If you are entitled to receive whole shares of our common stock in the distribution, promptly after the distribution date, the distribution agent will mail to you a DRS account statement. The DRS account statement will indicate the number of whole shares of our common stock that have been registered in book-entry form under the DRS in your name, and will be accompanied by a check for any cash in lieu of any fractional shares you would otherwise have been entitled to receive.

The distribution agent will distribute only whole shares of our common stock. See “— How will fractional shares be treated in the distribution?” for more information about the treatment of fractional shares you would otherwise have been entitled to receive in the distribution.

We will not issue any physical stock certificates to any shareholders, even if requested. See “The Separation and Distribution — When and how you will Receive Brighthouse Shares” for a more detailed explanation.

Q: How will fractional shares be treated in the distribution?

A: The distribution agent will not distribute any fractional shares of our common stock to you in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell, or cause to be sold, the whole shares in the open market at prevailing market prices on behalf of MetLife shareholders entitled to receive fractional shares. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata, to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will sell, or cause to be sold, these aggregated fractional shares commencing on the first trading day after the distribution date. See “The Separation and Distribution — Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares.

Q: What are the U.S. federal income tax consequences of the distribution to me?

A: The distribution is conditioned on the receipt and continued validity of (i) a private letter ruling from the U.S. Internal Revenue Service (the “IRS”), which MetLife requested, regarding certain significant issues under the Internal Revenue Code of 1986, as amended (the “Code”), and (ii) the receipt and continued validity of a tax opinion of a nationally recognized accounting firm (“tax counsel”) to the effect that, among other things, the distribution will qualify for non-recognition of gain or loss to MetLife and MetLife’s shareholders pursuant to Sections 355 and 361 of the Code, except to the extent of cash received in lieu of fractional shares, each subject to the accuracy of and compliance with certain representations, assumptions and covenants.

As described more fully in “The Separation and Distribution — Material U.S. Federal Income Tax Consequences of the Distribution,” a U.S. holder (as defined in that section) generally will not recognize any gain or loss, and will not include any amount in income, for U.S. federal income tax purposes, upon receiving our common stock in the distribution, except for any gain or loss recognized with respect to cash the shareholder receives in lieu of fractional shares. In addition, each U.S. holder’s aggregate basis in its MetLife common stock and our common stock received in the distribution, including any fractional shares to which the U.S. holder would otherwise have been entitled, will equal the aggregate basis the U.S. holder had in its MetLife common stock immediately prior to the distribution, allocated in proportion to MetLife’s and our common stock’s fair market value at the time of the distribution. See “The Separation and Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” for information regarding the determination of fair market value for purposes of allocating basis.

Tax matters are complicated. The tax consequences to you of the distribution depend on your individual situation. You should consult your own tax advisor regarding those consequences, including the applicability and effect of any U.S. federal, state and local, as well as foreign, tax laws and of changes in applicable tax laws, which may result in the distribution being taxable to you. See “Risk Factors — Risks Relating to the Distribution — If the distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then MetLife, we and our shareholders could be subject to significant tax liabilities,” “Risk Factors —Risks Relating to the Distribution — We could have an indemnification obligation to MetLife if the distribution does not qualify for non-recognition treatment or if certain other steps that are part of the separation do not qualify for their intended tax treatment, which could materially adversely affect our financial condition” and “The Separation and Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

Q: Does Brighthouse intend to pay cash dividends?

A: As a separate company, we do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of our Board of Directors and will depend upon our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our Board deems relevant in making such a determination. See “Dividend Policy” for more information.

Q: How will Brighthouse common stock trade?

A: Currently, there is no public market for our common stock. We have applied to list our common stock on NASDAQ under the symbol “BHF”.

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the record date for the distribution and will continue up to and including the distribution date. When-issued trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the distribution date because the securities of the spun-off entity have not yet been distributed. When-issued trades generally settle within four trading days after the distribution date. On the first trading day following the distribution date, any when-issued trading of our common stock will end and “regular-way” trading will begin. Regular-way trading refers to trading after the security has been distributed and typically involves a trade that settles on the third full trading day following the date of the trade. See “The Separation and Distribution —Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the distribution date.

Q: Will the distribution affect the trading price of my MetLife common stock?

A: Assuming no significant intervening events, we expect the trading price of shares of MetLife common stock immediately following the distribution to be lower than immediately prior to the distribution because the trading price will no longer reflect the value of Brighthouse. Furthermore, until the market has fully analyzed the value of MetLife without Brighthouse, the trading price of shares of MetLife common stock may fluctuate. There can be no assurance that, following the distribution, the combined trading prices of the MetLife common stock and the Brighthouse common stock will equal or exceed what the trading price of MetLife common stock would have been in the absence of the distribution.

It is possible that after the distribution, the combined equity value of MetLife and Brighthouse will be less than MetLife’s equity value before the distribution.

Q: Will my shares of MetLife common stock continue to trade following the distribution?

A: Yes. MetLife common stock will continue to be traded on the New York Stock Exchange (“NYSE”) under the symbol “MET”.

Q: Do I have appraisal rights in connection with the distribution?

A: No. Holders of MetLife common stock are not entitled to appraisal rights in connection with the distribution.

Q: Who is the transfer agent and registrar for Brighthouse common stock?

A: Following the distribution, [●] will serve as transfer agent and registrar for our common stock. In addition, [●] has the following two roles in the distribution:

•	Computershare Inc. currently serves and will continue to serve as MetLife’s transfer agent and registrar.

•	In addition, [●] will serve as the distribution agent in the distribution and will assist MetLife in the distribution of our common stock to MetLife’s shareholders.

Q: Are there risks associated with owning shares of Brighthouse common stock?

A: Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the separation. Following the separation, we will also face risks associated with being a separate, publicly traded company. Accordingly, you should read carefully the information set forth in the section entitled “Risk Factors” in this information statement.

Q: Where can I get more information?

A: If you have any questions relating to the mechanics of the distribution, you should contact the distribution agent at:

Before the separation, if you have any questions relating to the distribution, you should contact MetLife at:

Investor Relations

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

Phone: (212) 578-7888

Email: john.a.hall@metlife.com

After the distribution, if you have any questions relating to Brighthouse, you should contact us at:

Investor Relations

Brighthouse Financial, Inc.

Gragg Building, 11225 North Community House Road

Charlotte, North Carolina 28277

Phone: [●]

Email: Investor.relations@brighthousefinancial.com

After the distribution, if you have any questions relating to MetLife, you should contact MetLife at:

Investor Relations

MetLife, Inc.

200 Park Avenue

New York, New York 10166-0188

Phone: (212) 578-7888

Email: john.a.hall@metlife.com

Summary of the Distribution

Distributing Company	MetLife, Inc., a Delaware corporation that holds all of our common stock issued and outstanding prior to the distribution. After the distribution, MetLife will retain no more than 19.9% of our common stock.

Distributed Company	Brighthouse Financial, Inc., a Delaware corporation and a wholly owned subsidiary of MetLife. At the time of the distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of MetLife’s Brighthouse Financial segment. See “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions” for more detail. After the distribution, we will be a separate, publicly traded company.

Distributed Securities	At least 80.1% of the shares of our common stock owned by MetLife. Based on the approximately [●] shares of MetLife common stock outstanding on [●], 2017, and applying the distribution ratio of [●] shares of Brighthouse common stock for every [●] shares of MetLife common stock, approximately [●] shares of Brighthouse common stock will be distributed.

Record Date	The record date is the close of business on [●], 2017.

Distribution Date	The distribution date is 5:00 p.m., New York City time, on [●], 2017.

Restructuring	Brighthouse will own, directly or indirectly, certain subsidiaries of MetLife including Brighthouse Insurance, Brighthouse Insurance NY, NELICO and Brighthouse Investment Advisers, LLC (“Brighthouse Advisers”), formerly known as MetLife Advisers, LLC (“MetLife Advisers”), and an affiliated reinsurance company and other entities. Prior to the distribution, these entities were, directly or indirectly, wholly owned by MetLife, Inc.

In order to position Brighthouse to effectively compete as a focused product manufacturer of retail life insurance and annuity products with national distribution, MetLife will undertake several actions including an internal reorganization involving its former Retail segment and certain affiliated reinsurance companies, predominantly through equity transfers, mergers and the sale or assignment of certain assets and liabilities among applicable companies within Brighthouse and MetLife, as well as the unwinding of several intercompany reinsurance transactions. The objective of these actions is to both create the desired post-distribution structure for Brighthouse as well as reduce ongoing affiliation and interdependencies between MetLife and Brighthouse.

See “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions” for a description of the restructuring.

Distribution Ratio	Each holder of MetLife common stock will receive [●] shares of our common stock for every [●] shares of MetLife common stock it holds on the record date. The distribution agent will distribute only whole shares of our common stock in the distribution. See “The Separation and Distribution — Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of MetLife common stock on or before the distribution date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock issuable in respect of the MetLife shares that you sold. See “The Separation and Distribution — Trading Prior to the Distribution Date” for more detail.

The Distribution	On the distribution date, MetLife will release the shares of our common stock to the distribution agent to distribute to MetLife shareholders. Our transfer agent will credit the whole shares of our common stock you receive in the distribution by way of direct registration in book-entry form. We will not issue any physical stock certificates. Our transfer agent, or your bank, broker or other nominee, will credit your shares of our common stock to your book-entry account, or your bank, brokerage or other account, on or shortly after the distribution date. You will not be required to make any payment, surrender or exchange your shares of MetLife common stock or take any other action to receive your shares of our common stock.

Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock to MetLife shareholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell, or cause to be sold, the whole shares in the open market at prevailing market prices on behalf of MetLife shareholders who would otherwise have been entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata, to these holders (net of any required withholding for taxes applicable to each holder). If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the proceeds. Your receipt of cash in lieu of fractional shares generally will, for U.S. federal income tax purposes, be taxable as described under “The Separation and Distribution — Material U.S. Federal Income Tax Consequences of the Distribution” and “The Separation and Distribution — Treatment of Fractional Shares.”

Conditions to the Distribution	The distribution is subject to the satisfaction of the following conditions or the MetLife Board’s waiver of the following conditions. MetLife may waive, subject to applicable law, any of the following conditions, unless otherwise noted:

•	the MetLife Board will, in its sole and absolute discretion, have authorized and approved (i) the restructuring (as described under “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions”), (ii) any other transfers of assets and assumptions of liabilities contemplated by the Master Separation Agreement and any related agreements and (iii) the distribution, and will not have withdrawn that authorization and approval;

•	the MetLife Board will have declared the distribution of shares of our common stock to MetLife’s shareholders;

•	the U.S. Securities and Exchange Commission (the “SEC”) will have declared the registration statement on Form 10, of which this information statement is a part, effective under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), no stop order suspending the effectiveness of the registration statement will be in effect, no proceedings for that purpose will be pending before or threatened by the SEC and notice of internet availability of this information statement will have been mailed to MetLife’s shareholders; MetLife may not waive this condition;

•	NASDAQ will have accepted our common stock for listing, subject to official notice of issuance;

•	the restructuring (as described under “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions”) will have been completed;

•	the change of control of Brighthouse Insurance, NELICO and Brighthouse Insurance NY as a result of the distribution will have been approved by the insurance regulatory authorities in Delaware, Massachusetts and New York, the states of domicile of Brighthouse Insurance, NELICO and Brighthouse Insurance NY, respectively; MetLife may not waive this condition;

•

MetLife will have received a private letter ruling from the IRS, in form and substance satisfactory to MetLife in its sole and absolute discretion, regarding certain significant issues under the Code, subject to the accuracy of and compliance with certain representations, assumptions and covenants and that the private letter ruling will remain in effect as of the distribution date;

•	MetLife will have received an opinion from tax counsel, in form and substance satisfactory to MetLife in its sole and absolute discretion, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the distribution will qualify for non-recognition of gain or loss to MetLife and MetLife’s shareholders pursuant to Sections 355 and 361 of the Code, except to the extent of cash received in lieu of fractional shares;

•	no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the distribution will be in effect, and no other event outside the control of MetLife will have occurred or failed to occur that would prevent the consummation of the distribution; MetLife may not waive this condition;

•	no other events or developments will have occurred prior to the distribution that, in the judgment of the MetLife Board, would result in the distribution having a material adverse effect on MetLife or its shareholders; and

•	MetLife and we will have executed and delivered the Master Separation Agreement, Registration Rights Agreement, Investment Management Agreements, Transition Services Agreements, Intellectual Property License Agreement, Tax Receivables Agreement, Tax Separation Agreement (each as defined herein), certain services agreements and all other ancillary agreements related to the distribution.

The fulfillment of the above conditions will not create any obligation on MetLife’s part to effect the distribution. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock, the SEC’s declaration of the effectiveness of the registration statement, in connection with the distribution, and state insurance department approval of the separation and restructuring. MetLife has the right not to complete the distribution if, at any time, the MetLife Board determines, in its sole and absolute discretion, that the distribution is not in the best interests of MetLife or its shareholders or is otherwise not advisable.

Trading Market and Symbol

We have applied to list our common stock on NASDAQ under the symbol “BHF”. We anticipate that, as early as two trading days prior to the record date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the distribution date. We also anticipate that, as early as two trading days prior to the record date, there will be two markets in MetLife common stock: (i) a “regular-way” market on which shares of MetLife common stock will trade with an entitlement for the purchaser of MetLife common stock to shares of our common stock to be distributed in the distribution, and (ii) an “ex-distribution” market on which shares of MetLife common stock will trade without an entitlement for the purchaser of MetLife common stock to shares of our common stock to be distributed in the distribution. See “The Separation and Distribution — Trading Prior to the Distribution Date.”

U.S. Federal Income Tax Consequences of the Distribution	The distribution is conditioned on the receipt and continued validity as of the distribution date of a private letter ruling from the IRS, which MetLife has requested, and an opinion from tax counsel, as described above under “— Conditions to the Distribution.” As described more fully in “The Separation and Distribution — Material U.S. Federal Income Tax Consequences of the Distribution,” a U.S. holder (as defined in that section) generally will not recognize any gain or loss, and will not include any amount in income, for U.S. federal income tax purposes, upon receiving our common stock in the distribution, except for any gain or loss recognized with respect to cash the shareholder receives in lieu of fractional shares.

Notwithstanding the receipt of the private letter ruling and an opinion from tax counsel, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or covenants on which the private letter ruling is based are untrue or have been violated or if it disagrees with the tax opinion regarding matters not covered by the private letter ruling. See “Risk Factors — Risks Relating to the Distribution — If the distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then MetLife, we and our shareholders could be subject to significant tax liabilities” and “Risk Factors — Risks Relating to the Distribution — We could have an indemnification obligation to MetLife if the distribution does not qualify for non-recognition treatment or if certain other steps that are part of the separation do not qualify for their intended tax treatment, which could materially adversely affect our financial condition.”

Tax matters are complicated. The tax consequences to you of the distribution depend on your individual situation. You should consult your own tax advisor as to the specific tax consequences of the distribution to you, including the effect of any U.S. federal, state, local or foreign tax laws and of changes in applicable tax laws. See “The Separation and Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

Relationship with MetLife after the Distribution	We intend to enter into several agreements with MetLife related to the restructuring and distribution, which will govern the relationship between MetLife and us up to and after completion of the distribution and allocate between MetLife and us various assets, liabilities, rights and obligations. These agreements include:

•	a Master Separation Agreement that will set forth MetLife’s and our agreements regarding the principal actions that we will take in connection with the distribution and aspects of our relationship following the distribution, including certain mutual rights with respect to indemnification;

•	a Registration Rights Agreement providing MetLife with certain rights requiring us to register under the Securities Act of 1933, as amended (the “Securities Act”), the shares of our common stock held by MetLife following the distribution;

•	a Transition Services Agreement, pursuant to which MetLife and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the distribution and certain service agreements, pursuant to which MetLife and we will provide each other specified services on a go-forward basis;

•	a Tax Receivables Agreement that provides for payments to MetLife in respect of certain tax benefits we may realize as a result of certain transactions involved in the Separation and a Tax Separation Agreement that will allocate responsibility for taxes incurred before and after the distribution and include indemnification rights with respect to tax matters and restrictions to preserve the tax-free status of the distribution; and

•	an Intellectual Property License Agreement, and certain provisions in the Master Separation Agreement, that will provide for ownership, licensing and other arrangements to facilitate MetLife’s and our ongoing use of intellectual property.

On January 1, 2017, we entered into (i) Investment Management Agreements, pursuant to which an affiliate of MetLife, MetLife Investment Advisors, LLC (“MLIA”), will manage our and our insurance company subsidiaries’ general account investment portfolio, as well as certain separate account assets of certain of our insurance company subsidiaries, including related derivatives trading, for a period following the distribution and (ii) Investment Finance Services Agreements, pursuant to which MLIA will provide certain investment finance and reporting services in respect of the assets allocated to it under the Investment Management Agreements.

We describe these arrangements as well as other agreements between MetLife and us in greater detail under “Certain Relationships and Related Person Transactions,” and describe some of the risks related to these arrangements under “Risk Factors — Risks Related to Our Separation from, and Continuing Relationship with, MetLife.”

Dividend Policy	As a separate company, we do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of our Board of Directors and will depend upon our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our Board deems relevant in making such a determination. See “Risk Factors — Risks Relating to Our Common Stock and the Capital Markets — We do not anticipate declaring or paying regular dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock” and “Dividend Policy.”

Transfer Agent	[●] will serve as transfer agent for our common stock.

Risk Factors	Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the distribution. Following the distribution, we will also face risks associated with being a separate, publicly traded company. Accordingly, you should read carefully the information set forth under “Risk Factors.”

Summary Historical Combined Financial Information

The following tables set forth summary historical combined financial information for the MetLife U.S. Retail Separation Business. The summary historical combined financial information as of December 31, 2016 and 2015 and for the years ended December 31, 2016, 2015 and 2014 has been derived from the audited combined financial statements of the MetLife U.S. Retail Separation Business that are included elsewhere in this information statement and should be read in conjunction with, and is qualified by reference to, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited combined financial statements and the related notes included herein. The following combined statements of operations and combined balance sheet data have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Statement of Operations Data
Total revenues	$3,018	$8,891	$9,448
Fees and other revenues	$4,518	$4,432	$4,870
Premiums	$1,222	$1,679	$1,500
Net investment income	$3,207	$3,099	$3,090
Net investment gains (losses)	$(78)	$7	$(435)
Net derivative gains (losses) (1)	$(5,851)	$(326)	$423
Total expenses (2)	$7,723	$7,429	$7,920
Policyholder benefits and claims	$3,903	$3,269	$3,334
Interest credited to policyholder account balances	$1,165	$1,259	$1,278
Amortization of DAC and VOBA	$371	$781	$1,109
Other expenses	$2,123	$2,120	$2,199
Net income (loss)	$(2,939)	$1,119	$1,159

	December 31,
	2016	2015	2014
	(In millions)
Balance Sheet Data
Total assets	$221,930	$226,725	$231,620
Total investments and cash and cash equivalents	$85,860	$85,199	$81,141
Separate account assets	$113,043	$114,447	$122,922
Long-term financing obligations:
Debt (3)	$810	$836	$928
Reserve financing debt (4)	$1,100	$1,100	$1,100
Collateral financing arrangement (5)	$2,797	$2,797	$2,797
Policyholder liabilities (6)	$73,943	$71,881	$69,992
Variable annuities liabilities:
Future policy benefits	$3,562	$2,937	$2,346
Policyholder account balances	$11,517	$7,379	$5,781
Other policy-related balances	$89	$99	$104
Non-variable annuities liabilities:
Future policy benefits	$29,810	$28,266	$27,296
Policyholder account balances	$26,009	$30,142	$31,645
Other policy-related balances	$2,956	$3,058	$2,820
Total shareholder’s net investment	$14,862	$16,839	$17,525
Shareholder’s net investment	$13,597	$15,316	$14,810
Accumulated other comprehensive income (loss)	$1,265	$1,523	$2,715

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Certain Business Events” for a discussion of net derivative gains (losses).
(2)	Total expenses for the year ended December 31, 2016 include a goodwill impairment of $161 million.
(3)	This balance includes surplus notes in aggregate principal amount of $750 million issued by Brighthouse Insurance to a financing trust. On February 10, 2017 MetLife, Inc. became the sole beneficial owner of the financing trust. In connection with the restructuring, (i) the financing trust was terminated in accordance with its terms on March 23, 2017, (ii) MetLife, Inc. became the owner of the surplus notes, and (iii) prior to the separation, MetLife, Inc. will forgive the obligation of Brighthouse Insurance to pay the principal under the surplus notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company —Outstanding Debt and Collateral Financing Arrangement — Surplus Notes - Affiliated (Excluding Reserve Financing Surplus Notes -Affiliated).”
(4)	Includes long-term financing of statutory reserves supporting level premium term life and ULSG policies provided by surplus notes issued to MetLife. These surplus notes are expected to be eliminated in connection with the restructuring of existing reserve financing arrangements. See “Formation of Brighthouse and the Restructuring — Formation of Brighthouse” and “Certain Relationships and Related Person Transactions” for a discussion of the new affiliated reinsurance structure and arrangements.
(5)	Supports statutory reserves relating to level premium term and ULSG policies pursuant to credit facilities entered into by MetLife, Inc. and an unaffiliated financial institution. These facilities are expected to be replaced in connection with the restructuring of existing reserve financing arrangements. See “Formation of Brighthouse and the Restructuring — Formation of Brighthouse” and “Certain Relationships and Related Person Transactions” for a discussion of the new affiliated reinsurance structure and arrangements.
(6)	Includes future policy benefits, policyholder account balances and other policy-related balances.

RISK FACTORS

You should carefully consider all of the information in this information statement and each of the risks described below, which we believe are the principal risks that we face. Some of the risks relate to our business, others to the separation and distribution. Some risks relate principally to the securities markets and ownership of our common stock.

Any of the following risks could materially and adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this information statement. While we believe we have identified and discussed below the material risks affecting our business, there may be additional risks and uncertainties that we do not presently know or that we do not currently believe to be material that may adversely affect our business, financial condition and results of operations in the future.

Risks Related to our Business

Differences between actual experience and actuarial assumptions and the effectiveness of our actuarial models may adversely affect our financial results, capitalization and financial condition

Our earnings significantly depend upon the extent to which our actual claims experience and benefit payments on our products are consistent with the assumptions we use in setting prices for our products and establishing liabilities for future policy benefits and claims. Such amounts are established based on estimates by actuaries of how much we will need to pay for future benefits and claims. To the extent that actual claims and benefits experience is less favorable than the underlying assumptions we used in establishing such liabilities, we could be required to increase our liabilities. We make assumptions regarding policyholder behavior at the time of pricing and in selecting and utilizing the guaranteed options inherent within our products based in part upon expected persistency of the products, which change the probability that a policy or contract will remain in force from one period to the next. Persistency within our annuities business may be significantly affected by the value of guaranteed minimum benefits contained in many of our variable annuities being higher than current account values in light of poor equity market performance or extended periods of low interest rates as well as other factors. Persistency could be adversely affected generally by developments affecting policyholder perception of us, including perceptions arising from adverse publicity. The pricing of certain of our variable annuity products that contain certain living benefit guarantees is also based on assumptions about utilization rates, or the percentage of contracts that will utilize the benefit during the contract duration, including the timing of the first lifetime income withdrawal. Results may vary based on differences between actual and expected benefit utilization. A material increase in the valuation of the liability could result to the extent emerging and actual experience deviates from these policyholder option utilization assumptions, and in certain circumstances this deviation may impair our solvency.

We use actuarial models to assist us in establishing reserves for liabilities arising from our insurance policies and annuity contracts. We periodically review the effectiveness of these models, their underlying logic and assumptions and, from time to time, implement refinements to our models based on these reviews. We only implement refinements after rigorous testing and validation and, even after such validation and testing our models remain subject to inherent limitations. Accordingly, no assurances can be given as to whether or when we will implement refinements to our actuarial models, and, if implemented, the extent of such refinements. Furthermore, if implemented, any such refinements could cause us to increase the reserves we hold for our insurance policy and annuity contract liabilities which would adversely affect our risk-based capital ratio and the amount of variable annuity assets we hold in excess of CTE95 and, in the case of any material model refinements, could materially adversely affect our financial condition and results of operations.

Due to the nature of the underlying risks and the uncertainty associated with the determination of liabilities for future policy benefits and claims, we cannot determine precisely the amounts which we will ultimately pay to settle our liabilities. Such amounts may vary materially from the estimated amounts, particularly when those payments may not occur until well into the future. We evaluate our liabilities periodically based on accounting requirements, which change from time to time, the assumptions and models used to establish the liabilities, as well as our actual experience. If the liabilities originally established for future benefit payments and claims prove inadequate, we must increase them. Such increases would adversely affect our earnings and could have a material adverse effect on our results of operations and financial condition including our capitalization and our ability to receive statutory dividends from our operating insurance companies, as well as a material adverse effect on the financial strength ratings which are necessary to support our product sales. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Policyholder Liabilities.”

Guarantees within certain of our products may decrease our earnings, decrease our capitalization, increase the volatility of our results, result in higher risk management costs and expose us to increased counterparty risk

Certain of the variable annuity products we offer include guaranteed benefits, including guaranteed minimum death benefits (“GMDBs”), guaranteed minimum withdrawal benefits (“GMWBs”) and guaranteed minimum accumulation benefits (“GMABs”). While we continue to have GMIBs in force with respect to which we are obligated to perform, we no longer offer GMIBs. We also offer index-linked annuities with guarantees against a defined floor on losses. These guarantees are designed to protect contract holders against significant changes in equity markets and interest rates. Any such periods of significant and sustained negative or low separate account returns, increased equity volatility, or reduced interest rates could result in an increase in the valuation of our liabilities associated with those products. In addition, if the separate account assets consisting of fixed income securities, which support the guaranteed index-linked return feature are insufficient to reflect a period of sustained growth in the equity-index on which the product is based, we may be required to support such separate accounts with assets from our general account and increase our liabilities. An increase in these liabilities would result in a decrease in our net income and depending on the magnitude of any such increase, could materially and adversely affect our financial condition, including our capitalization and our ability to receive statutory dividends from our operating insurance companies, as well as the financial strength ratings which are necessary to support our product sales. See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management.”

Additionally, we make assumptions regarding policyholder behavior at the time of pricing and in selecting and utilizing the guaranteed options inherent within our products (e.g., utilization of option to annuitize within a GMIB product). An increase in the valuation of the liability could result to the extent emerging and actual experience deviates from these policyholder option utilization assumptions. MetLife generally conducts an annual actuarial assumption review, including those assumptions relating to policyholder behavior, in the third quarter of each year. MetLife accelerated its 2016 annual variable annuity actuarial assumption review from the third quarter to the second quarter of 2016. As a result of this review, we recorded a non-cash charge to net income of $1.7 billion, net of DAC and income tax. Approximately $1.0 billion of this charge was attributable to changes in policyholder behavior assumptions and the remainder was related to changes in economic and other actuarial assumptions. Consistent with MetLife’s past practice, we conducted the remainder of our annual actuarial assumption review, which related to products that we issue other than variable annuities, in the third quarter of 2016. The impact resulting from the remainder of this review was not material. If we update our assumptions based on our annual actuarial assumption review in future years, we could be required to increase the liabilities we record for future policy benefits and claims to a level that may materially and adversely affect our results of operations and financial condition which, in certain circumstances, could impair our solvency. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Actuarial Assumption Review.”

We also use hedging and other risk management strategies to mitigate the liability exposure primarily related to capital market risks. These strategies involve the use of reinsurance and derivatives, which may not be completely effective. For example, in the event that reinsurers, derivative counterparties or central clearinghouses are unable or unwilling to pay, we remain liable for the guaranteed benefits. See “— Our proposed variable annuity exposure management strategy may not be fully implemented prior to the distribution, may not be effective, may result in net income volatility and may negatively affect our statutory capital.”

In addition, capital markets hedging instruments may not effectively offset the costs of guarantees or may otherwise be insufficient in relation to our obligations. Furthermore, we are subject to the risk that changes in policyholder behavior or mortality, combined with adverse market events, could produce economic losses not addressed by the risk management techniques employed. These, individually or collectively, may have a material adverse effect on our results of operations, including net income, capitalization, financial condition or liquidity including our ability to receive dividends from our insurance operating companies. See “Business — Description of our Segments, Products and Operations — Annuities — Current Products — Variable Annuities” for further consideration of the risks associated with guaranteed benefits.

Our proposed variable annuity exposure management strategy may not be fully implemented prior to the distribution, may not be effective, may result in net income volatility and may negatively affect our statutory capital

We intend to modify our variable annuity exposure management strategy to emphasize as an objective the mitigation of the potential adverse effects of changes in equity markets and interest rates on our statutory capitalization and statutory distributable cash flows. The principal focus of our proposed exposure risk management program will be to maintain assets supporting our variable annuity contract guarantees at the variable annuity target funding level, which we intend to be CTE95 (the “Variable Annuity Target Funding Level”). As of December 31, 2016, assuming the transactions to be executed in connection with the separation had occurred as of such date, we estimate that we would have held approximately $2.1 billion of assets in excess of CTE95.

As of March 31, 2017 we have made significant progress towards the transition to our proposed exposure risk management program by increasing the amount of assets supporting our variable annuity contracts and entering into certain derivative transactions intended to support our Variable Annuity Target Funding Level. However, we anticipate the transition from our current strategy to our proposed strategy will continue throughout the separation process. The ultimate timing and manner of the final implementation of our hedge strategy will be determined by MetLife and Brighthouse and will be subject to conditions in the capital markets as well as regulatory requirements, including potential changes to regulatory requirements. Although we intend to select and acquire OTC and exchange traded derivatives which are generally available in the capital markets, the derivative instruments we require may not be available when we seek to enter into them and, if available, may not be obtainable on economically attractive terms and conditions.

We intend to hold assets supporting our variable annuity contracts at our Variable Annuity Target Funding Level to sustain asset adequacy during modest market downturns without the use of derivative instruments and, accordingly, reduce the need for hedging the daily or weekly fluctuations from small movements in capital markets. We intend to focus our hedging activities primarily on mitigating the risk from larger movements in capital markets, which may deplete contract holder account values and may increase long-term guarantee claims. We also intend to make greater use of longer dated derivative instruments. We believe this will result in our being less exposed to the risk that we will be unable to roll-over expiring derivative instruments into new derivative instruments consistent with our hedge strategy on economically attractive terms and conditions. We also believe this strategy may allow us to reduce net hedge costs over time and increase long-term value for our shareholders. However, our proposed hedging strategy may not be fully effective and implemented prior to the distribution. In connection with our exposure risk management program we may determine to seek the approval of applicable regulatory authorities to permit us to increase our hedge limits consistent with those contemplated by the program. Although we expect to receive any such approvals, if requested, no assurance can be given that the approvals will be obtained prior to the distribution, or at all, and whether any such approvals would be subject to qualifications, limitations or conditions. In addition, the hedging instruments we enter into may not effectively offset the costs of variable annuity contract guarantees or may otherwise be insufficient in relation to our obligations. If our capital is depleted in the event of persistent market downturns, we will need to replenish it by holding additional capital, which we may have allocated for other uses, or purchasing additional hedging protection through the use of more expensive derivatives with strike levels at the current market level. Under our new hedging strategy, changes from period to period in the valuation of our policyholder benefits and claims and net derivative gains (losses) will result in more significant volatility, which in certain circumstances could be material, to our results of operations and financial condition under GAAP and the statutory capital levels of our insurance subsidiaries than has been the case historically.

In addition, estimates and assumptions we make in connection with hedging activities may fail to reflect or correspond to our actual long-term exposure in respect of our guarantees. Further, the risk of increases in the costs of our guarantees not covered by our hedging and other capital and risk management strategies may become more significant due to changes in policyholder behavior driven by market conditions or other factors. The use of assets and derivative instruments may not effectively mitigate the effect of changes in policyholder behavior.

Finally, the cost of our proposed hedging program may be greater than anticipated because adverse market conditions can limit the availability and increase the costs of the derivatives we intend to employ and such costs may not be recovered in the pricing of the underlying products we offer. The above factors, individually or collectively, may have a material adverse effect on our results of operations, financial condition, capitalization and liquidity. See “— Guarantees within certain of our products may decrease our earnings, decrease our capitalization, increase the volatility of our results, result in higher risk management costs and expose us to increased counterparty risk” and “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management.”

Our proposed ULSG asset requirement target may not ensure we have sufficient assets to meet our future ULSG policyholder obligations and may result in net income volatility

We intend to more actively manage the market risk sensitivity related to our in-force ULSG exposure specifically to adapt to changes in interest rates.

We have utilized our NY Regulation 126 Cash Flow Testing (“ULSG CFT”) modeling approach as the basis for setting our ULSG asset requirement target for our affiliated reinsurance companies. For the business that remains in the operating companies, we set our ULSG asset requirement target to equal the actuarially determined statutory reserves under stressed conditions, which, taken together with our ULSG asset requirement target of our affiliated reinsurers, comprises our total ULSG asset requirement target (“ULSG Target”). Under this approach we assume that interest rates remain flat or decline as compared to current levels and our actuarial assumptions include a provision for adverse deviation.

We seek to mitigate exposure to interest rate risk associated with these liabilities by maintaining ULSG Assets at or in excess of our ULSG Target in different interest rate environments. We define “ULSG Assets” as (i) total general account assets supporting statutory reserves and capital, and (ii) interest rate derivative instruments dedicated to mitigate ULSG interest rate exposures.

Our ULSG Target is sensitive to the actual and future expected level of long-term U.S. interest rates. If interest rates fall, our ULSG Target increases, and if interest rates rise, our ULSG Target declines. We use primarily interest rate swaps to better protect statutory capitalization from potential losses due to an increase in reserves to achieve our ULSG Target in lower interest rate environments. We implemented a dedicated interest rate risk mitigation program for our ULSG business in the third quarter of 2016 and we intend to maintain adequate liquid investments in our investment portfolio supporting our ULSG business to support the contingent collateral posting requirement in our interest rate swaps. This risk mitigation strategy may negatively impact the statutory and/or GAAP capitalization of Brighthouse Insurance and Brighthouse Financial, Inc. in circumstances in which interest rates are rising, because of the insensitivity of the liabilities to market conditions.

While we intend this risk mitigation strategy to reduce our risk to statutory capitalization and long-term economic exposures from sustained levels of low interest rates, it will likely result in higher net income volatility due to the insensitivity of GAAP liabilities to changes in interest rates. Our interest rate derivative instruments may not effectively offset the costs of our ULSG policyholder obligations or may otherwise be insufficient in relation to our objectives. In addition, the assumptions we make in connection with our risk mitigation strategy may fail to reflect or correspond to actual long-term exposure to our ULSG policyholder obligations. If our liquid investments are depleted we will need to replenish our liquid portfolio by selling higher-yielding less liquid assets, which we may have allocated for other uses. The above factors, individually or collectively, may have a material adverse effect on our results of operations, financial condition, capitalization or liquidity. See “Business — Description of our Segments, Products and Operations — Life — Products — ULSG Market Risk Exposure Management.”

We may be required to hold additional statutory reserves against our variable annuities as a result of AG 43, which could impair our ability to make distributions to our shareholders

We are required to calculate the statutory reserves which support our variable annuity products in conformity with Actuarial Guideline 43 (“AG 43”). The principal components of the AG 43 reserve calculation are a calculation referred to as the Conditional Tail Expectation Amount (the “CTE Amount”) utilizing stochastic analysis across 1,000 capital market scenarios and a deterministic calculation based on a single standard scenario (the “Standard Scenario Reserve Amount”). The reserves we carry for our variable annuity contracts are required under AG 43 to include the greater of the CTE Amount or the Standard Scenario Reserve Amount. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Parent Company — Liquidity — Constraints on Parent Company Liquidity.”

We intend to support our variable annuity contracts with assets which are $2.0 billion to $3.0 billion in excess of the average amount of assets required under CTE95. Under our Base Case Scenario (which, although we believe reasonable, does not incorporate all capital markets and other scenarios relevant to asset adequacy and reserving) in the early years following the distribution we anticipate the assets we hold to support our variable annuity contracts at CTE95 will exceed the amount required by AG 43. Under this scenario, we anticipate that beginning in approximately 2020 under AG 43 as currently in effect the Standard Scenario Reserve Amount will exceed the amount we hold consistent with CTE95 (although still less than CTE95 plus $2.0 billion to $3.0 billion), and that the amount of such excess will increase materially in subsequent years.

During the period that the Standard Scenario Reserve Amount materially exceeds CTE95, our insurance company subsidiaries’ RBC ratios and surplus will be adversely affected to the extent we make distributions to our shareholders. Notwithstanding this impact, and although no assurances can be given, under our Base Case Scenario we believe that during this period our excess reserving requirements under the standard scenario will not impair our ability to make any such distributions as contemplated by our Base Case Scenario while still maintaining our Combined RBC ratio, surplus and financial strength ratings at levels necessary to market and sell our products in accordance with our business plan. Furthermore, if anticipated regulatory reform fails to bring AG 43 calculations in line with current RBC C3 Phase II requirements, which require us to hold assets to support our variable annuity contracts at a CTE90 standard, we may seek regulatory relief or engage in transactions, including restructuring or financing transactions, to mitigate the effect of the standard scenario on the surplus and RBC ratios of our insurance company subsidiaries.

The primary objective of our variable annuity exposure management program is to mitigate the impact on our statutory balance sheet from any increase in CTE95 total asset requirements under capital market stress conditions. We seek to accomplish this by using derivatives instruments together with holding $2.0 billion to $3.0 billion in excess of the CTE95 requirement to fund the first dollar increase in CTE95 requirements under stressed capital market conditions. We do not currently intend our exposure management program to address any potential increase in excess standard scenario requirements above CTE95 under stressed market conditions. Under moderate to extreme market conditions, this may result in deterioration in the RBC ratio of our insurance company subsidiaries, until capital markets recover, although under these conditions we still expect to maintain the RBC ratio our insurance company subsidiaries significantly in excess of minimum regulatory requirements. Our current intentions notwithstanding, we may, in the future, opportunistically consider adding incremental hedge protection to mitigate the impact of capital market stress conditions on standard scenario reserve funding requirements in excess of CTE95.

Although, we believe the assumptions underlying our Base Case Scenario are reasonable, no assurances can be given that they can or will be realized. In addition, our liquidity, statutory capitalization, results of operations and financial condition will be affected by a broad range of capital market scenarios, which, depending on whether they positively or adversely affect account values, could materially positively or adversely affect our reserving requirements under AG 43. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Parent Company — Liquidity — Constraints on Parent Company Liquidity” and “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management.”

A sustained period of low equity market prices and interest rates that are lower than those we assumed when we issued our variable annuity products could have a material adverse effect on our results of operations, capitalization and financial condition

Future policy benefit liabilities for guaranteed minimum death benefits and guaranteed minimum living benefits under our variable annuity contracts are based on the value of the benefits we expect to be payable under such contracts in excess of the contract holders’ projected account balances. We determine the fees we charge for providing these guarantees in substantial part on the basis of assumptions we make with respect to the growth of the account values relating to these contracts, including assumptions with respect to investment performance. If the actual growth in account values differs from our initial assumptions we may need to increase or decrease the amount of future benefit liabilities we record to the extent that other factors we consider in estimating the expected value of benefits payable, including policyholder behavior, do not offset the impact of changes in our assumptions with respect to investment performance. Although extreme declines or shocks in equity markets and interest rates can increase the level of reserves we need to hold to fund guarantees, other types of economic scenarios can also impact the adequacy of our reserves. For example, certain scenarios involving sustained stagnation in equity markets and low interest rates would adversely affect growth in account values and could require us to materially increase our benefit liabilities. As a result, in the absence of incremental management actions and not taking into account the effects of new business, our ability to retain the ratings necessary to market and sell our products, as well as our ability to repay or refinance indebtedness for borrowed money, could be materially adversely affected and our solvency could be impaired.

Elements of our business strategy are new and may not be effective in accomplishing our objectives

Our objective is to leverage our competitive strengths to distinguish ourselves in the individual life insurance and annuity markets and, over the longer term, to generate more distributable cash from our business. We will seek to achieve this by being a focused product manufacturer with an emphasis on independent distribution, while having the goal of achieving a competitive expense ratio through financial discipline. We intend to achieve our goals by focusing on target market segments, concentrating on product manufacturing, maintaining a strong balance sheet and using the scale of our seasoned in-force business to support the effectiveness of our risk management program, and focusing on operating cost and flexibility. See “Business —Our Business Strategy.”

This strategy is different than that of our current ultimate parent company, MetLife, Inc., and has not yet been fully implemented. Our initial product offering includes products that we believe are consistent with our business strategy. We may experience delays in obtaining the necessary regulatory approvals resulting in certain of these products not being included in our initial product offering, which could adversely impact the success of our business strategy. There can be no assurance that our strategy will be successful as it may not adequately alleviate the risks relating to less diverse product offerings; volatility of, and capital requirements with respect to, variable annuities; risk of loss with respect to use of derivatives in hedging transactions; and greater dependence on a relatively small number of independent distributors to market our products and generate most of our sales. Furthermore, such distributions may be subject to differing commission structures depending on the product sold and there can be no assurance that these new commission structures will be acceptable. See “— General Risks —We may experience difficulty in marketing and distributing products through our distribution channels.” We may also be unable to reduce operating costs and enhance efficiencies, at least initially, due to the increased costs related to our separation from MetLife, as well as the cost and duration of transitional services agreements. See “Certain Relationships and Related Person Transactions.” Furthermore, many of the Brighthouse associates who conduct our business, including management, will be former employees of MetLife. As a result, we will need to provide training to all the Brighthouse associates who conduct our business regarding our new strategy, which may not be successful and may divert management time and attention from other matters. For these reasons no assurances can be given that we will be able to execute our strategy or that our strategy will achieve our objectives.

We will incur significant indebtedness in connection with the separation that for a period of time will not provide us with liquidity or interest-expense tax deductions and the terms of which could restrict our operations and use of funds that may result in a material adverse effect on our results of operations and financial condition

We expect to borrow a significant amount of funds in connection with the separation in the form of bank debt or debt securities issued to third-party lenders or investors. These initial borrowings may reduce our capacity to access credit markets for additional liquidity until such time as our equity and credit position are strengthened. We intend to use a significant portion of the proceeds of these initial borrowings to make a distribution to MetLife as partial consideration for MetLife’s transfer of assets to Brighthouse and, accordingly, we will be required to service the initial borrowings with cash at Brighthouse and dividends from our insurance companies and other operating company subsidiaries. The amount of borrowing will allow us to achieve the following goals at the time of the distribution: (i) adequate liquidity at the Brighthouse holding company level; (ii) a debt-to-capital ratio of approximately 25%; and (iii) $2.0 billion to $3.0 billion of assets in excess of CTE95 to support our variable annuity contracts. The funds needed to service these initial borrowings will not be available to meet any short-term liquidity needs we may have, invest in our business or pay dividends on our common stock. Furthermore, Brighthouse Financial, Inc. was incorporated in 2016 and our life insurance subsidiaries will not be transferred to it until the completion of the restructuring prior to the distribution. Therefore, pursuant to current IRS regulations, Brighthouse Financial, Inc. will not be permitted to join in the filing of a U.S. consolidated federal income tax return with our insurance subsidiaries for a period of five taxable years following the distribution. As a result, during such time we may not be able to fully deduct the interest payments on certain initial debt we incur at the Brighthouse Financial, Inc. level in connection with the separation or certain other borrowings from the taxable income of our insurance subsidiaries during such five-year period. See “— Risks Relating to the Distribution — We will incur substantial indebtedness in connection with the separation, and the degree to which we will be leveraged following completion of the distribution and separation may materially and adversely affect our results of operations and financial condition.”

We have entered into a senior unsecured term loan agreement and a revolving credit facility (collectively the “Brighthouse Credit Facilities”), which may provide significant support to our liquidity position at the holding company when alternative sources of credit are limited. The Brighthouse Credit Facilities contain certain administrative, reporting, legal and financial covenants, including requirements to maintain a specified minimum consolidated net worth and to maintain a ratio of indebtedness to total capitalization not in excess of a specified percentage, and limitations on the dollar amount of indebtedness that may be incurred by our subsidiaries, which could restrict our operations and use of funds. Borrowings under the term loan agreement may be accessed only prior to the separation, and, subject to exceptions, we must use the net proceeds in excess of $500 million from debt issuances to third party investors to prepay amounts outstanding under the term loan agreement and reduce the term loan agreement commitments. See “Recapitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Parent Company — Capital.”

The right to borrow funds under the Brighthouse Credit Facilities will be subject to the fulfillment of certain conditions, including compliance with all covenants, and the ability to borrow thereunder will also be subject to the continued willingness and ability of the lenders that are or will be parties to the Brighthouse Credit Facilities to provide funds. Failure to comply with the covenants in the Brighthouse Credit Facilities or fulfill the conditions to borrowings, or the failure of lenders to fund their lending commitments (whether due to insolvency, illiquidity or other reasons) in the amounts provided for under the terms of the Brighthouse Credit Facilities, would restrict the ability to access the Brighthouse Credit Facilities when needed and, consequently, could have a material adverse effect on our liquidity, results of operations and financial condition.

A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and materially adversely affect our financial condition and results of operations

Financial strength ratings are published by various nationally recognized statistical rating organizations (“NRSROs”) and similar entities not formally recognized as NRSROs. They indicate the NRSROs’ opinions regarding an insurance company’s ability to meet contract holder and policyholder obligations, and are important to maintaining public confidence in our products and our competitive position. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Rating Agencies” for additional information regarding our financial strength ratings, including current rating agency ratings and outlooks.

Downgrades in our financial strength ratings or changes to our ratings outlooks could have a material adverse effect on our financial condition and results of operations in many ways, including:

•	reducing new sales of insurance products and annuity products;

•	adversely affecting our relationships with independent sales intermediaries;

•	increasing the number or amount of policy surrenders and withdrawals by contract holders and policyholders;

•	requiring us to reduce prices for many of our products and services to remain competitive;

•	providing termination rights for the benefit of our derivative instrument counterparties;

•	providing termination rights to cedents under assumed reinsurance contracts;

•	adversely affecting our ability to obtain reinsurance at reasonable prices, if at all; and

•	subjecting us to potentially increased regulatory scrutiny.

In response to the initial filing on October 5, 2016 of the registration statement on Form 10, of which this information statement forms a part, the following rating agencies announced the following rating actions:

•	On October 5, 2016, Moody’s Investor Service (“Moody’s”) downgraded the insurance financial strength ratings of Brighthouse Insurance and NELICO from “Aa3” to “A3.” The ratings outlook was revised to stable from negative. Moody’s does not currently rate Brighthouse Insurance NY.

•	On October 5, 2016, S&P Global Ratings affirmed its “A+” insurance financial strength ratings of MetLife USA, now Brighthouse Insurance, NELICO and FMLI, now Brighthouse Insurance NY. The ratings outlook remains negative.

•	On October 6, 2016, Fitch Ratings downgraded the insurance financial strength ratings of MetLife USA, now Brighthouse Insurance and NELICO from “AA-” to “A+.” The ratings outlook was revised to stable from negative. Fitch Ratings does not currently rate FMLI, now Brighthouse Insurance NY.

•	On October 7, 2016, A.M. Best downgraded the insurance financial strength ratings of MetLife USA, now Brighthouse Insurance, NELICO and FMLI, now Brighthouse Insurance NY from “A+” to “A.” The ratings outlook was revised to stable from negative.

In addition to the financial strength ratings of our insurance subsidiaries, the following rating agencies announced the following rating actions:

•	On March 2, 2017, Moody’s assigned “Baa3” long-term issuer ratings to Brighthouse Financial, Inc. and Brighthouse Holdings, LLC (“Brighthouse Intermediate Company”) with a stable outlook.

•	On March 2, 2017, S&P Global Ratings assigned its preliminary “BBB+” long-term counterparty credit rating to Brighthouse Financial Inc. and Brighthouse Intermediate Company with a negative outlook.

•	On February 28, 2017, Fitch Ratings announced that it expects to assign issuer default ratings of “A-” to Brighthouse Financial, Inc. and Brighthouse Intermediate Company with a stable outlook.

Credit ratings are opinions of each agency with respect to specific securities and contractual financial obligations and the issuer’s ability and willingness to meet those obligations when due, and are important factors in our overall financial profile, including funding profiles, and our ability to access certain types of liquidity. Downgrades in our credit or financial strength ratings or changes to our rating outlook could have a material adverse effect on our financial condition and results of operations in many ways, including limiting our access to distributors, restricting our ability to generate new sales because our products depend on strong financial strength ratings to compete effectively, limiting our access to capital markets, and potentially increasing the cost of debt, which could adversely affect our liquidity.

In view of the difficulties experienced by many financial institutions as a result of the financial crisis and ensuing global recession, including our competitors in the insurance industry, we believe it is possible that the NRSROs will continue to heighten the level of scrutiny that they apply to insurance companies, will continue to increase the frequency and scope of their credit reviews, will continue to request additional information from the companies that they rate, and may adjust upward the capital and other requirements employed in the models for maintenance of certain ratings levels. Our ratings could be downgraded at any time and without notice by any NRSRO.

Reinsurance may not be available, affordable or adequate to protect us against losses

As part of our overall risk management strategy, our insurance subsidiaries purchase reinsurance from third-party reinsurers for certain risks we underwrite. While reinsurance agreements generally bind the reinsurer for the life of the business reinsured at generally fixed pricing, market conditions beyond our control determine the availability and cost of the reinsurance protection for new business. In certain circumstances, the price of reinsurance for business already reinsured may also increase. Also, under certain of our reinsurance arrangements, it is common for the reinsurer to have a right to increase reinsurance rates on in-force business if there is a systematic deterioration of mortality in the market as a whole. Any decrease in the amount of reinsurance will increase our risk of loss and any increase in the cost of reinsurance will, absent a decrease in the amount of reinsurance, reduce our earnings. Accordingly, we may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms, which could adversely affect our ability to write future business or result in the assumption of more risk with respect to those policies we issue. See “Business — Annuity and Life Reinsurance.”

If the counterparties to our reinsurance or indemnification arrangements or to the derivatives we use to hedge our business risks default or fail to perform, we may be exposed to risks we had sought to mitigate, which could materially adversely affect our financial condition and results of operations

We use reinsurance, indemnification and derivatives to mitigate our risks in various circumstances. In general, reinsurance, indemnification and derivatives do not relieve us of our direct liability to our policyholders, even when the reinsurer is liable to us. Accordingly, we bear credit risk with respect to our reinsurers, indemnitors, counterparties and central clearinghouses. A reinsurer’s, indemnitor’s, counterparty’s or central clearinghouse’s insolvency, inability or unwillingness to make payments under the terms of reinsurance agreements, indemnity agreements or derivatives agreements with us or inability or unwillingness to return collateral could have a material adverse effect on our financial condition and results of operations. See “Business — Annuity and Life Reinsurance.”

In addition, we use derivatives to hedge various business risks. We enter into a variety of derivatives, including options, forwards, interest rate, credit default and currency swaps with a number of counterparties on a bilateral basis for uncleared OTC derivatives and with clearing brokers and central clearinghouses for OTC-cleared derivatives. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Derivatives.” If our counterparties, clearing brokers or central clearinghouses fail or refuse to honor their obligations under these derivatives, our hedges of the related risk will be ineffective. This risk is more pronounced in light of the stresses recently suffered by financial institutions. Such failure could have a material adverse effect on our financial condition and results of operations.

Extreme mortality events resulting from catastrophes may adversely impact liabilities for policyholder claims and reinsurance availability

Our life insurance operations are exposed to the risk of catastrophic mortality, such as a pandemic or other event that causes a large number of deaths. For example, significant influenza pandemics have occurred three times in the last century. The likelihood, timing, and severity of a future pandemic cannot be predicted. A significant pandemic could have a major impact on the global economy or the economies of particular countries or regions, including travel, trade, tourism, the health system, food supply, consumption, overall economic output, as well as on the financial markets. In addition, a pandemic that affected our employees or the employees of our distributors or of other companies with which we do business could disrupt our business operations. The effectiveness of external parties, including governmental and non-governmental organizations, in combating the spread and severity of such a pandemic could have a material impact on the losses we experience. These events could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.

Consistent with industry practice and accounting standards, we establish liabilities for claims arising from a catastrophe only after assessing the probable losses arising from the event. We cannot be certain that the liabilities we have established will be adequate to cover actual claim liabilities. While we attempt to limit our exposure to acceptable levels, a catastrophic event or multiple catastrophic events could have a material adverse effect on our results of operations and financial condition. Conversely, improvements in medical care and other developments which positively affect life expectancy can cause our assumptions with respect to longevity, which we use when we price our products, to become incorrect and, accordingly, can adversely affect our results of operations and financial condition.

We may not be able to take credit for reinsurance, our statutory life insurance reserve financings may be subject to cost increases, new financings may be subject to limited market capacity and we may be unable to successfully complete the restructuring of existing affiliated reinsurance companies and financing facilities into a single reinsurance subsidiary with its own financing

We currently utilize capital markets solutions to finance a portion of our statutory reserve requirements for several products, including, but not limited to, our level premium term life products subject to the NAIC Valuation of Life Insurance Policies Model Regulation (“Regulation XXX”), and ULSG subject to NAIC Actuarial Guideline 38 (“Guideline AXXX”). We are currently restructuring our financing facilities for certain previously written products, which are subject to cost increases upon the occurrence of specified ratings downgrades of MetLife or are subject to periodic repricing. Any resulting cost increases could negatively impact our financial results. Subject to the approval of applicable regulators, we intend to merge certain of our affiliate reinsurance companies into BRCD, a single newly formed and licensed reinsurance subsidiary of Brighthouse. There can be no assurance that MetLife will be able to complete such restructuring and mergers on a timely basis, because they are subject to regulatory and counterparty approvals and other conditions that are beyond

MetLife’s and our control. We expect that a single, larger reinsurance subsidiary will provide certain benefits to Brighthouse, including (i) enhancing the ability to hedge the interest rate risk of the reinsured liabilities, (ii) allowing increased allocation flexibility in managing an investment portfolio, and (iii) improving operating flexibility and administrative cost efficiency, but there can be no assurance that such benefits will materialize. BRCD will obtain statutory reserve financing through a new funding structure involving a single financing arrangement supported by a pool of highly rated third-party reinsurers, which financing will, subject to closing conditions, be at a lower cost than existing financing arrangements. We anticipate that the restructured financing facility will have a term of approximately 20 years, but the liabilities being supported by such facilities have a duration, in some cases, of more than 30 years. Therefore, we may need to refinance those facilities in the future and any such refinancing may not be at costs attractive to us or may not be available at all. If such financing cannot be obtained on favorable terms, our statutory capitalization, results of operations and financial condition, as well as our competitiveness, could be adversely affected. See “Formation of Brighthouse and the Restructuring — Formation of Brighthouse — Certain Affiliated Reinsurance Companies.”

Future capacity for these statutory reserve funding structures in the marketplace is not guaranteed. During 2014, the NAIC approved a new regulatory framework applicable to the use of captive insurers in connection with Regulation XXX and Guideline AXXX transactions. Among other things, the framework called for more disclosure of an insurer’s use of captives in its statutory financial statements, and narrows the types of assets permitted to back statutory reserves that are required to support the insurer’s future obligations. In 2014, the NAIC implemented the framework through an actuarial guideline (“AG 48”), which requires the actuary of the ceding insurer that opines on the insurer’s reserves to issue a qualified opinion if the framework is not followed. The requirements of AG 48 became effective as of January 1, 2015 in all states, without any further action necessary by state legislatures or insurance regulators to implement them, and apply prospectively to new policies issued and new reinsurance transactions entered into on or after January 1, 2015.

At the NAIC’s Fall National Meeting in December 2016, the NAIC adopted a revised version of AG 48 (“Updated AG 48”), which applies to new policies issued and new reinsurance transactions entered into on or after January 1, 2017. AG 48 and Updated AG 48 do not affect reinsurance arrangements that were in existence as of January 1, 2015, and the changes set forth in Updated AG 48 do not affect reinsurance arrangements that were in existence as of January 1, 2017. At the NAIC’s Fall National Meeting in December 2016, the NAIC also adopted a new model regulation containing the same substantive requirements as Updated AG 48. This new model regulation now has to be adopted by the states. To the extent the types of assets permitted under AG 48, Updated AG 48 and/or under the new model regulation to back statutory reserves relating to these captive transactions are not available in the future to back such transactions, we would not be able to take some or all statutory reserve credit for such transactions and could consequently be required to materially affect the statutory capitalization of Brighthouse Insurance, which would materially and adversely affect our financial condition.

Factors affecting our competitiveness may adversely affect our market share and profitability

We believe competition among insurance companies is based on a number of factors, including service, product features, scale, price, actual or perceived financial strength, claims-paying ratings, credit ratings, e-business capabilities and name recognition. We compete with a large number of other insurance companies, as well as non-insurance financial services companies, such as banks, broker-dealers and asset managers. Some of these companies offer a broader array of products, have more competitive pricing or, with respect to other insurance companies, have higher claims paying ability ratings. Some may also have greater financial resources with which to compete. In some circumstances, national banks that sell annuity products of life insurers may also have a pre-existing customer base for financial services products. These competitive pressures may adversely affect the persistency of our products, as well as our ability to sell our products in the future. If, as a result of competitive factors or otherwise, we are unable to generate a sufficient return on insurance policies and annuity products we sell in the future, we may stop selling such policies and products, which could have a material adverse effect on our financial condition and results of operations. See “Business — Annuity and Life Competition.”

We believe becoming cost-competitive will be one of our primary competitive advantages. However, we have limited control over many of our costs. For example, we have limited control over the cost of third-party reinsurance, the cost of meeting changing regulatory requirements, and our cost to access capital or financing. There can be no assurance that we will be able to achieve or maintain a cost advantage over our competitors. If our cost structure increases and we are not able to achieve or maintain a cost advantage over our competitors, it could have a material adverse effect on our ability to execute our strategy, as well as on our results of operations and financial condition. As a publicly traded company, if we hold substantially more capital than is needed to support credit ratings that are commensurate with our business strategy, over time, our competitive position will be adversely affected.

In addition, since numerous aspects of our business are subject to regulation, legislative and other changes affecting the regulatory environment for our business may have, over time, the effect of supporting or burdening some aspects of the financial services industry. This can affect our competitive position within the life insurance industry and within the broader financial services industry. See “Regulation.”

The failure of third parties to provide various services that are important to our operations could have a material adverse effect on our business

A key part of our operating strategy is to outsource certain services important to our business. In July 2016, we entered into a multi-year outsourcing arrangement for the administration of certain in-force policies currently housed on up to 20 systems. Pursuant to this arrangement, at least 13 of such systems will be consolidated down to one. We may further reduce the remaining seven in-scope systems in the future. We intend to focus on further outsourcing opportunities with third-party vendors after the Transition Services Agreement, Investment Management Agreements and other agreements with MetLife companies expire. See “— Risks Related to Our Separation from, and Continuing Relationship with, MetLife —The terms of our arrangements with MetLife may be more favorable than we would be able to obtain from an unaffiliated third party. We may be unable to replace the services MetLife provides to us in a timely manner or on comparable terms” for information regarding the potential effect that the separation of our business from MetLife will have on the pricing of such services. It may be difficult and disruptive for us to replace some of our third-party vendors in a timely manner if they were unwilling or unable to provide us with these services in the future (as a result of their financial or business conditions or otherwise), and our business and operations likely could be materially adversely affected. In addition, if a third-party provider fails to provide the core administrative, operational, financial, and actuarial services we require, fails to meet contractual requirements, such as compliance with applicable laws and regulations, or suffers a cyber-attack or other security breach, our business could suffer economic and reputational harm that could have a material adverse effect on our business and results of operations. See “— Operational Risks — The failure in cyber- or other information security systems, as well as the occurrence of events unanticipated in Brighthouse’s and MetLife’s disaster recovery systems and management continuity planning could result in a loss or disclosure of confidential information, damage to our reputation and impairment of our ability to conduct business effectively.”

If our business does not perform well, we may be required to recognize an impairment of our goodwill or other long-lived assets or to establish a valuation allowance against the deferred income tax asset, which could adversely affect our results of operations or financial condition

We perform our goodwill impairment testing using the fair value approach, which requires the use of estimates and judgment, at the “reporting unit” level. A reporting unit is the operating segment or a component of an operating segment if the segment manager reviews operating results of the component.

The estimated fair value of the reporting unit is impacted by the performance of the business, which may be adversely impacted by prolonged market declines. If it is determined that the goodwill has been impaired, we must write down the goodwill by the amount of the impairment, with a corresponding charge to net income. Such writedowns could have an adverse effect on our results of operations or financial position. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates — Goodwill.”

must write down the goodwill by the amount of the impairment, with a corresponding charge to net income. Such writedowns could have an adverse effect on our results of operations or financial position. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates — Goodwill.”

Long-lived assets, including assets such as real estate, also require impairment testing. This testing is done to determine whether changes in circumstances indicate that we will be unable to recover the carrying amount of the asset group. Such writedowns could have a material adverse effect on our results of operations or financial position.

Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Deferred tax assets are assessed periodically by management to determine whether they are realizable. Factors in management’s determination include the performance of the business including the ability to generate future taxable income. If, based on available information, it is more likely than not that the deferred income tax asset will not be realized, then a valuation allowance must be established with a corresponding charge to net income. Such charges could have a material adverse effect on our results of operations or financial position. In addition, changes in the corporate tax rates could affect the value of our deferred tax assets and may require a write-off of some of those assets. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates.”

If our business does not perform well or if actual experience versus estimates used in valuing and amortizing DAC and VOBA vary significantly, we may be required to accelerate the amortization and/or impair the DAC and VOBA, which could adversely affect our results of operations or financial condition

We incur significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition of new and renewal insurance business are deferred and referred to as DAC. Value of business acquired (“VOBA”) represents the excess of book value over the estimated fair value of acquired insurance and annuity contracts in-force at the acquisition date. The estimated fair value of the acquired liabilities is based on actuarially determined projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. DAC and VOBA related to fixed and variable life and deferred annuity contracts are amortized in proportion to actual and expected future gross profits and for most participating contracts in proportion to actual and expected future gross margins. The amount of future gross profit or margin is dependent principally on investment returns in excess of the amounts credited to policyholders, mortality, morbidity, persistency, interest crediting rates, dividends paid to policyholders, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, we anticipate that investment returns are most likely to impact the rate of amortization of DAC for the aforementioned contracts.

If actual gross profits or margins are less than originally expected, then the amortization of such costs would be accelerated in the period the actual experience is known and would result in a charge to net income. Significant or sustained equity market declines could result in an acceleration of amortization of DAC and VOBA related to variable annuity and variable life contracts, resulting in a charge to net income. Such adjustments could have a material adverse effect on our results of operations or financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates —Deferred Policy Acquisition Costs and Value of Business Acquired” for a discussion of how significantly lower net investment spreads may cause us to accelerate amortization, thereby reducing net income in the affected reporting period.

Economic Environment and Capital Markets-Related Risks

If difficult conditions in the capital markets and the U.S. economy generally persist or are perceived to persist, they may materially adversely affect our business and results of operations

Our business and results of operations are materially affected by conditions in the capital markets and the U.S. economy generally, as well as by the global economy to the extent it affects the U.S. economy. In addition, while our operations are entirely in the United States, we have foreign investments in our general and separate accounts and, accordingly, conditions in the global capital markets can affect the value of our general account and separate account assets, as well as our financial results. Stressed conditions, volatility and disruptions in financial asset classes or various capital markets can have an adverse effect on us, both because we have a large investment portfolio and our benefit and claim liabilities are sensitive to changing market factors. In addition, perceived difficult conditions in the capital markets may discourage individuals from making investment decisions and purchasing our products. Market factors include interest rates, credit spreads, equity and commodity prices, derivative prices and availability, real estate markets, foreign exchange rates and the volatility and the returns of capital markets. Our business operations and results may also be affected by the level of economic activity, such as the level of employment, business investment and spending, consumer spending and savings; monetary and fiscal policies and their resulting impact on economic activity and conditions like inflation and credit formation. Accordingly, both market and economic factors may affect our business results by adversely affecting our business volumes, profitability, cash flow, capitalization and overall financial condition, our ability to receive dividends from our insurance subsidiaries and meet our obligations at our holding company. Disruptions in one market or asset class can also spread to other markets or asset classes. Upheavals and stagnation in the financial markets can also affect our financial condition (including our liquidity and capital levels) as a result of the impact of such events on our assets and liabilities.

At times throughout the past several years, volatile conditions have characterized financial markets. Significant market volatility, and government actions taken in response, may exacerbate some of the risks we face. Continued unconventional easing of monetary policy from the major central banks, continued impact of weakness in the energy, metal and mining sectors, uncertainties associated with the United Kingdom’s (the “U.K.”) proposed withdrawal from the European Union (the “EU”) and concerns about the political and/or economic stability of Puerto Rico and certain countries outside the EU have contributed to market volatility in the United States. This market volatility has affected, and may continue to affect the performance of the various asset classes in which we invest, as well as separate account values. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments — Current Environment” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Industry Trends and Uncertainties — Financial and Economic Environment.”

To the extent these uncertain financial market conditions persist, our revenues, reserves and net investment income, as well as the demand for certain of our products, are likely to come under pressure. Similarly, sustained periods of low interest rates and risk asset returns could reduce income from our investment portfolio, increase our liabilities for claims and future benefits, and increase the cost of risk transfer measures such as hedging, causing our profit margins to erode as a result of reduced income from our investment portfolio and increase in insurance liabilities. Extreme declines in equity markets could cause us to incur significant capital and/or operating losses due to, among other reasons, the impact on us of guarantees related to our annuity products, including from increases in liabilities, increased capital requirements, and/or collateral requirements associated with our risk transfer arrangements. Even in the absence of a financial market downturn, sustained periods of low market returns and/or low level of U.S. interest rates and/or heightened market volatility may increase the cost of our insurance liabilities, which could have a material adverse effect on the statutory capital and earnings of our insurance subsidiaries as well as impair our financial strength ratings.

Variable annuity products issued through separate accounts are a significant portion of our in-force business. The account values of these products decrease as a result of declining equity markets. Lower interest rates generally increase account values in the near term, as life insurance and annuity products may be relatively more attractive to consumers. However, lower interest rates may result in lower returns in the future due to lower returns on our investments. Decreases in account values reduce certain fees generated by these products, cause the amortization of DAC to accelerate, could increase the level of insurance liabilities we must carry to support such products issued with any associated guarantees and could require us to provide additional funding to our affiliated reinsurer. Even absent declining equity and bond markets, periods of sustained stagnation in these markets, which are characterized by multiple years of low annualized total returns impacting the growth in separate accounts and/or low level of U.S. interest rates, may materially increase our liabilities for claims and future benefits due to inherent market return guarantees in these liabilities. In an economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, the demand for our annuity and insurance products could be adversely affected as customers are unwilling or unable to purchase our products. In addition, we may experience an elevated incidence of claims, adverse utilization of benefits relative to our best estimate expectations and lapses or surrenders of policies. Furthermore, our policyholders may choose to defer paying insurance premiums or stop paying insurance premiums altogether. Such adverse changes in the economy could negatively affect our earnings and capitalization and have a material adverse effect on our results of operations and financial condition.

Difficult conditions in the U.S. capital markets and the economy generally may also continue to raise the possibility of legislative, judicial, regulatory and other governmental actions. The Trump administration has released a memorandum that generally delayed all pending regulations from publication in the Federal Register pending their review and approval by a department or agency head appointed or designated by President Trump, and has issued an executive order that calls for a comprehensive review of Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”). We cannot predict what other proposals may be made or what legislation may be introduced or enacted, or what impact any such legislation may have on our business, results of operations and financial condition. See “— Regulatory and Legal Risks — Our insurance businesses are highly regulated, and changes in regulation and in supervisory and enforcement policies may materially impact our capitalization or cash flows, reduce our profitability and limit our growth” and “— Risks Related to our Business — Factors affecting our competitiveness may adversely affect our market share and profitability.”

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs and our access to capital

The capital and credit markets may be subject to periods of extreme volatility. Disruptions in capital markets could adversely affect our liquidity and credit capacity or limit our access to capital which may in the future be needed to operate our business and meet policyholder obligations.

We need liquidity at our holding company to pay our operating expenses, pay interest on debt we may incur as of or following completion of the distribution and dividends on our capital stock, provide our subsidiaries with cash or collateral, maintain our securities lending activities and replace certain maturing liabilities. Without sufficient liquidity, we could be forced to curtail our operations and limit the investments necessary to grow our business.

For our insurance company subsidiaries, the principal sources of liquidity are insurance premiums and fees paid in connection with annuity products, and cash flow from our investment portfolio to the extent consisting of cash and readily marketable securities.

In the event capital market or other conditions have an adverse impact on our capital and liquidity, or our stress-testing indicates that such conditions could have such an impact beyond expectations and our current resources do not satisfy our needs or regulatory requirements, we may have to seek additional financing to enhance our capital and liquidity position. The availability of additional financing will depend on a variety of factors such as the then current market conditions, regulatory capital requirements, availability of credit to us and the financial services industry generally, our credit ratings and credit capacity, and the perception of our customers and lenders regarding our long- or short-term financial prospects if we incur large operating or investment losses or if the level of our business activity decreases due to a market downturn. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. Our internal sources of liquidity may prove to be insufficient and, in such case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

In addition, our liquidity requirements may change if, among other things, we are required to return significant amounts of cash collateral on short notice under securities lending agreements or other collateral requirements. See “— Investments-Related Risks — Should the need arise, we may have difficulty selling certain holdings in our investment portfolio or in our securities lending program in a timely manner and realizing full value given that not all assets are liquid,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Off-Balance Sheet Arrangements — Collateral for Securities Lending, Repurchase Agreement Transactions and Derivatives” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Liquidity.”

Such conditions may limit our ability to replace, in a timely manner, maturing liabilities, satisfy regulatory capital requirements, and access the capital necessary to grow our business. See “— Regulatory and Legal Risks — Our insurance businesses are highly regulated, and changes in regulation and in supervisory and enforcement policies may materially impact our capitalization or cash flows, reduce our profitability and limit our growth.” As a result, we may be forced to delay raising capital, issue different types of securities than we would have otherwise, less effectively deploy such capital, issue shorter tenor securities than we prefer, or bear an unattractive cost of capital, which could decrease our profitability and significantly reduce our financial flexibility. Our results of operations, financial condition, cash flows and statutory capital position could be materially adversely affected by disruptions in the financial markets.

We are exposed to significant financial and capital markets risks which may adversely affect our results of operations, financial condition and liquidity, and may cause our net investment income and net income to vary from period to period

We are exposed to significant financial and capital markets risks both in the United States and in global markets generally to the extent they influence U.S. financial and capital markets, including changes in interest rates, credit spreads, equity markets, real estate markets, the performance of specific obligors, including governments, included in our investment portfolio, derivatives and other factors outside our control. From time to time we may also have exposure through our investment portfolio to foreign currency and commodity price volatility.

Interest rate risk

Some of our current or anticipated future products, principally traditional life, universal life and fixed annuities, as well as funding agreements and structured settlements, expose us to the risk that changes in interest rates will reduce our investment margin or “net investment spread,” or the difference between the amounts that we are required to pay under the contracts in our general account and the rate of return we earn on general account investments intended to support obligations under such contracts. Our net investment spread is a key component of our net income.

We are affected by the monetary policies of the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the Federal Reserve Bank of New York (collectively, with the Federal Reserve Board, the “Federal Reserve”) and other major central banks, as such policies may adversely impact the level of interest rates and, as discussed below, the income we earn on our investments or the level of product sales.

In a low interest rate environment, we may be forced to reinvest proceeds from investments that have matured or have been prepaid or sold at lower yields, which will reduce our net investment spread. Moreover, borrowers may prepay or redeem the fixed income securities and commercial, agricultural or residential mortgage loans in our investment portfolio with greater frequency in order to borrow at lower market rates, thereby exacerbating this risk. Although reducing interest crediting rates can help offset decreases in net investment spreads on some products, our ability to reduce these rates is limited to the portion of our in-force product portfolio that has adjustable interest crediting rates, and could be limited by the actions of our competitors or contractually guaranteed minimum rates and may not match the timing or magnitude of changes in asset yields. As a result, our net investment spread would decrease or potentially become negative, which could have a material adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Policyholder Liabilities.”

Our estimation of future net investment spreads is an important component in the amortization of DAC and VOBA. Significantly lower than anticipated net investment spreads reduce our net income and may cause us to accelerate amortization, thereby reducing net income in the affected reporting period and thereby potentially negatively affecting our credit instrument covenants or rating agency assessment of our financial condition.

During periods of declining interest rates, life insurance and annuity products may be relatively more attractive investments to consumers. This could result in increased premium payments on products with flexible premium features, repayment of policy loans and increased persistency, or a higher percentage of insurance policies remaining in-force from year to year, during a period when our new investments carry lower returns. A decline in market interest rates could also reduce our return on investments that do not support particular policy obligations. During periods of sustained lower interest rates, our reserves for policy liabilities may not be sufficient to meet future policy obligations and may need to be strengthened. Accordingly, declining and sustained lower interest rates may materially adversely affect our results of operations and financial condition, ability to take dividends from operating insurance companies and significantly reduce our profitability.

Increases in interest rates could also negatively affect our profitability. In periods of rapidly increasing interest rates, we may not be able to replace, in a timely manner, the investments in our general account with higher yielding investments needed to fund the higher crediting rates necessary to keep interest rate sensitive products competitive. We, therefore, may have to accept a lower credit spread and, thus, lower profitability or face a decline in sales and greater loss of existing contracts and related assets. In addition, policy loans, surrenders and withdrawals may tend to increase as policyholders seek investments with higher perceived returns as interest rates rise. This process may result in cash outflows requiring that we sell investments at a time when the prices of those investments are adversely affected by the increase in interest rates, which may result in realized investment losses. Unanticipated withdrawals, terminations and substantial policy amendments may cause us to accelerate the amortization of DAC and VOBA, which reduces net income and potentially negatively affects our credit instrument covenants and rating agency assessment of our financial condition. An increase in interest rates could also have a material adverse effect on the value of our investment portfolio, for example, by decreasing the estimated fair values of the fixed income securities and mortgage loans that comprise a significant portion of our investment portfolio. Finally, an increase in interest rates could result in decreased fee revenue associated with a decline in the value of variable annuity account balances invested in fixed income funds.

We manage interest rate risk as part of our asset and liability management strategies, which include (i) maintaining an investment portfolio with diversified maturities that has a weighted average duration that is approximately equal to the duration of our estimated liability cash flow profile, and (ii) a hedging program. For certain of our liability portfolios, it is not possible to invest assets to the full liability duration, thereby creating some asset/liability mismatch. Where a liability cash flow may exceed the maturity of available assets, as is the case with certain retirement products, we may support such liabilities with equity investments, derivatives or interest rate mismatch strategies. Although we take measures to manage the economic risks of investing in a changing interest rate environment, we may not be able to mitigate the interest rate risk of our fixed income investments relative to our interest sensitive liabilities. The level of interest rates also affects our liabilities for benefits under our annuity contracts. As interest rates decline we may need to increase our reserves for future benefits under our annuity contracts, which would adversely affect our results of operations and financial condition. See “Quantitative and Qualitative Disclosures About Market Risk.”

In addition, while we use a risk mitigation strategy relating to our ULSG portfolio intended to reduce our risk to statutory capitalization and long-term economic exposures from sustained low levels of interest rates, this strategy will likely result in higher net income volatility due to the insensitivity of GAAP liabilities to the change in interest rate levels. This strategy may adversely affect our results of operations and financial condition. See “Business — Description of our Segments, Products and Operations — Run-off — ULSG Market Risk Exposure Management.”

Significant volatility in the markets could cause changes in the risks described above which, individually or in tandem, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows through realized investment losses, derivative losses, change in insurance liabilities, impairments, increased valuation allowances, increases in reserves for future policyholder benefits, reduced net investment income and changes in unrealized gain or loss positions.

Credit spread risk

Our exposure to credit spreads primarily relates to market price volatility. Market price volatility can make it difficult to value certain of our securities if trading becomes less frequent, as was the case, for example, during the financial crisis commencing in 2008. In such case, valuations may include assumptions or estimates that may have significant period-to-period changes, which could have a material adverse effect on our results of operations or financial condition and may require additional reserves. If there is a resumption of significant volatility in the markets, it could cause changes in credit spreads and defaults and a lack of pricing transparency which, individually or in tandem, could have a material adverse effect on our results of operations, financial condition or liquidity. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments — Investment Risks.” An increase in credit spreads relative to U.S. Treasury benchmarks can also adversely affect the cost of our borrowing if we need to access credit markets.

Equity risk

While we have a limited exposure to equity securities issued by third parties in our general account, our primary exposure to equity relates to the potential for lower earnings associated with certain of our businesses where fee income is earned based upon the estimated market value of the separate account assets and other assets related to our variable annuity business. Because these products generate fees related primarily to the value of separate account assets and other assets under management, a decline in the equity markets could reduce our revenues as a result of the reduction in the value of the investments supporting those products and services. The variable annuity business in particular is highly sensitive to equity markets, and a sustained weakness or stagnation in the equity markets could decrease revenues and earnings with respect to those products. Furthermore, certain of our variable annuity products offer guaranteed benefits which increase our potential benefit exposure should equity markets decline or stagnate. We seek to mitigate the impact of such increased potential benefit exposures from market declines through the use of derivatives, reinsurance and capital management. However, such derivatives and reinsurance may become less available and, to the extent available, their price could materially increase in a period characterized by volatile equity markets. The risk of stagnation in equity market returns cannot be addressed by hedging; however, it is monitored and addressed through asset adequacy and capital management. See “Business — Description of our Segments, Products and Operations — Annuities — Current Products — Variable Annuities” for details regarding sensitivity of our variable annuity business to capital markets.

In addition, a portion of our investments are in leveraged buy-out funds, hedge funds and other private equity funds. The amount and timing of net investment income from such funds tends to be uneven as a result of the performance of the underlying investments. The timing of distributions from such funds, which depends on particular events relating to the underlying investments, as well as the funds’ schedules for making distributions and their needs for cash, can be difficult to predict. As a result, the amount of net investment income from these investments can vary substantially from period to period. Significant volatility could adversely impact returns and net investment income on these alternative investments. In addition, the estimated fair value of such investments may be impacted by downturns or volatility in equity markets. See “— Investments-Related Risks — Our valuation of securities and investments and the determination of the amount of allowances and impairments taken on our investments are subjective and, if changed, could materially adversely affect our results of operations or financial condition.” In addition, we will rely on MLIA for a period following the separation to provide the services required to manage the portfolio.

Real estate risk

A portion of our investment portfolio consists of mortgage loans on commercial, agricultural and residential real estate. Our exposure to this risk stems from various factors, including the supply and demand of leasable commercial space, creditworthiness of tenants and partners, capital markets volatility, interest rate fluctuations, agricultural prices and farm incomes, which have recently been declining. Although we manage credit risk and market valuation risk for our commercial, agricultural and residential real estate assets through geographic, property type and product type diversification and asset allocation, general economic conditions in the commercial, agricultural and residential real estate sectors will continue to influence the performance of these investments. These factors, which are beyond our control, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows. In addition, we will rely on MLIA for a period following the separation to provide the services required to manage the portfolio.

Obligor-related risk

Fixed income securities and mortgage loans represent a significant portion of our investment portfolio. We are subject to the risk that the issuers, or guarantors, of fixed income securities and mortgage loans we own may default on principal and interest payments they owe us. We are also subject to the risk that the underlying collateral within asset-backed securities, including mortgage-backed securities, may default on principal and interest payments causing an adverse change in cash flows. The occurrence of a major economic downturn, acts of corporate malfeasance, widening mortgage or credit spreads, or other events that adversely affect the issuers, guarantors or underlying collateral of these securities and mortgage loans could cause the estimated fair value of our portfolio of fixed income securities and mortgage loans and our earnings to decline and the default rate of the fixed income securities and mortgage loans in our investment portfolio to increase.

Derivatives risk

We use the payments we receive from counterparties pursuant to derivative instruments we have entered into to offset future changes in the fair value of our assets and liabilities and current or future changes in cash flows. We enter into a variety of derivative instruments, including options, futures, forwards, and interest rate and credit default swaps with a number of counterparties. Amounts that we expect to collect under current and future derivatives are subject to counterparty risk. Our obligations under our products are not changed by our hedging activities and we are liable for our obligations even if our derivative counterparties do not pay us. Such defaults could have a material adverse effect on our financial condition and results of operations. Substantially all of our derivatives require us to pledge or receive collateral or make payments related to any decline in the net estimated fair value of such derivatives executed through a specific broker at a clearinghouse or entered into with a specific counterparty on a bilateral basis. In addition, ratings downgrades or financial difficulties of derivative counterparties may require us to utilize additional capital with respect to the impacted businesses.

Summary

In addition to the economic or counterparty risks described above which, individually or in tandem, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows through realized investment losses, derivative losses, change in insurance liabilities, impairments, increased valuation allowances, increases in reserves for future policyholder benefits, reduced net investment income and changes in unrealized gain or loss positions, we are also exposed to volatility risk with respect to any one or more of these economic risks. Significant volatility in the markets could cause changes in the risks set forth above which, individually or in tandem, could have a material adverse effect on our results of operations, financial condition, liquidity or cash flows through realized investment losses, derivative losses, change in insurance liabilities, impairments, increased valuation allowances, increases in reserves for future policyholder benefits, reduced net investment income and changes in unrealized gain or loss positions.

Regulatory and Legal Risks

Our insurance businesses are highly regulated, and changes in regulation and in supervisory and enforcement policies may materially impact our capitalization or cash flows, reduce our profitability and limit our growth

Our insurance operations are subject to a wide variety of insurance and other laws and regulations. See “Regulation.” Our insurance company operating subsidiaries are domiciled in Delaware, Massachusetts and New York. Each entity is subject to regulation by its primary state regulator, and is also subject to other regulation in states in which it operates.

NAIC - Existing and proposed insurance regulation

The NAIC is an organization whose mission is to assist state insurance regulatory authorities in serving the public interest and achieving the insurance regulatory goals of its members, the state insurance regulatory officials. State insurance regulators may act independently or adopt regulations proposed by the NAIC. State insurance regulators and the NAIC regularly re-examine existing laws and regulations applicable to insurance companies and their products. Some NAIC pronouncements take effect automatically in the various states, particularly with respect to accounting issues. Statutes, regulations and interpretations may be applied with retroactive impact, particularly in areas such as accounting and reserve requirements. Changes in existing laws and regulations, or in interpretations thereof, can sometimes lead to additional expense for the insurer and, thus, could have a material adverse effect on our financial condition and results of operations.

During 2014, the NAIC approved a new regulatory framework applicable to the use of captive insurers in connection with Regulation XXX and Guideline AXXX transactions. This could impact our competitiveness and have a material adverse effect on our results of operations and financial condition. See “— Risks Related to our Business — We may not be able to take credit for reinsurance, our statutory life insurance reserve financings may be subject to cost increases, new financings may be subject to limited market capacity and we may be unable to successfully complete the restructuring of existing affiliated reinsurance companies and financing facilities into a single reinsurance subsidiary with its own financing.”

In 2015, the NAIC commissioned an initiative to identify changes to the statutory framework for variable annuities that can remove or mitigate the motivation for insurers to engage in captive reinsurance transactions. In September 2015, a third-party consultant engaged by the NAIC provided the NAIC with a preliminary report covering several sets of recommendations regarding AG 43 and RBC C3 Phase II reserve requirements. These recommendations generally focus on (1) addressing inconsistencies between the statutory reserve and RBC regimes, (2) mitigating the asset-liability accounting mismatch between hedge instruments and statutory instruments and statutory liabilities, (3) removing the non-economic volatility in statutory total asset requirements and the resulting solvency ratios and (4) facilitating greater harmonization across insurers and products for greater comparability. An updated variable annuity reserve and capital framework proposal was presented at the August 2016 NAIC meeting, followed by a 90-day comment period on the proposal. This updated proposal included the initial recommendations from 2015, but also some new aspects. The standard scenario floor for reserves may incorporate multiple paths instead of the current single deterministic scenario, also known as the standard scenario. The stochastic calculations may include alternative calibration criteria for equities and other market risk factors, and the RBC C3 Phase II component may reflect a new level of capitalization. The NAIC is continuing its consideration of these recommendations. These recommendations, if adopted, would likely apply to all existing business and may materially change the sensitivity of reserve and capital requirements to capital markets including interest rate, equity markets and volatility as well as prescribed assumptions for policyholder behavior. It is not possible at this time to predict whether the amount of reserves or capital required to support our variable annuity contracts would increase or decrease if the NAIC adopts any new model laws, regulations and/or other standards applicable to variable annuity business after considering such recommendations, nor is it possible to predict the materiality of any such increase or decrease. It is also not possible to predict the extent to which any such model laws, regulations and/or other standards would affect the effectiveness and design of our risk mitigation and hedging programs. Furthermore, no assurances can be given to whether any such model laws, regulations and/or other standards will be adopted or to the timing of any such adoption.

The NAIC has also been working on reforms relating to the calculation of life insurance reserves, including principle-based reserving, which became operative on January 1, 2017 in those states where it has been adopted, to be followed by a three-year phase-in period for new business. With respect to the states in which our insurance subsidiaries are domiciled, the Delaware Insurance Department implemented principle-based reserving on January 1, 2017, the New York State Department of Financial Services (“NYDFS”) has publicly stated its intention to implement this approach beginning in January 2018, subject to a working group of the NYDFS establishing the necessary reserves safeguards, and the Massachusetts legislature is considering legislation in this area. We cannot predict how principle-based reserving will impact the reserves or compliance costs, if any, of our insurance subsidiaries domiciled in Delaware and New York. See “Regulation — Insurance Regulation — NAIC.”

State insurance guaranty associations

Most of the jurisdictions in which we transact business require life insurers doing business within the jurisdiction to participate in guaranty associations. These associations are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers, or those that may become impaired, insolvent or fail, for example, following the occurrence of one or more catastrophic events. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. In addition, certain states have government owned or controlled organizations providing life insurance to their citizens. The activities of such organizations could also place additional stress on the adequacy of guaranty fund assessments. Many of these organizations also have the power to levy assessments similar to those of the guaranty associations described above. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets. See “Regulation — Insurance Regulation — Guaranty Associations and Similar Arrangements.”

While in the past five years, the aggregate assessments levied against us have not been material, it is possible that a large catastrophic event could render such guaranty funds inadequate and we may be called upon to contribute additional amounts, which may have a material impact on our financial condition or results of operations in a particular period. We have established liabilities for guaranty fund assessments that we consider adequate, but additional liabilities may be necessary. See “Regulation — Insurance Regulation — Guaranty Associations and Similar Arrangements.”

Federal - Insurance regulation

Currently, the U.S. federal government does not directly regulate the business of insurance. However, Dodd-Frank established the Federal Insurance Office (“FIO”) within the Department of the Treasury, which has the authority to, among other things, collect information about the insurance industry and recommend prudential standards. On December 12, 2013, the FIO issued a report, mandated by Dodd-Frank, which, among other things, urged the states to modernize and promote greater uniformity in insurance regulation. The report raised the possibility of a greater role for the federal government if states do not achieve greater uniformity in their laws and regulations. Following the transition occurring in the federal government and the priorities of the Trump administration, we cannot predict whether any such legislation or regulatory changes will be adopted, or what impact they will have on our business, financial condition or results of operations. See “Regulation — Insurance Regulation — Federal Initiatives.” The Trump administration and the majority party have expressed goals to dismantle or roll back Dodd-Frank and President Trump has issued an executive order that calls for a comprehensive review of Dodd-Frank in light of certain enumerated core principles of financial system regulation. We are not able to predict whether any such proposal to roll back Dodd-Frank would have a material effect on our business operations and cannot currently identify the risks, if any, that may be posed to our businesses as a result of changes to, or legislative replacements for, Dodd-Frank.

Federal legislation and administrative policies can significantly and adversely affect insurance companies, including policies regarding financial services regulation, securities regulation, derivatives regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct and indirect federal regulation of insurance have been proposed from time to time, including proposals for the establishment of an optional federal charter for insurance companies.

MetLife had been designated by the Federal Stability Oversight Council (“FSOC”) as a non-bank systemically important financial institution (“non-bank SIFI”) subject to regulation by the Federal Reserve and the Federal Deposit Insurance Corporation (“FDIC”), as well as to enhanced supervision and prudential standards, by the FSOC. Although the D.C. District Court ordered that the designation of MetLife as a non-bank SIFI by the FSOC be rescinded, the FSOC has appealed the D.C. District Court’s order to the D.C. Circuit Court of Appeals, and oral argument was heard on October 24, 2016. If the FSOC prevails on appeal or the FSOC re-designates MetLife as a non-bank SIFI, MetLife could once again be subject to such regulations, enhanced supervision and prudential standards. If MetLife were re-designated as a non-bank SIFI prior to the distribution or while MetLife is deemed to control us, our business and competitive position could be materially and adversely affected by any requirement of the Federal Reserve Board requiring insurers that are non-bank SIFIs to comply with capital standards or regimes that do not take into account the insurance business model and the differences between banks and insurers. Enhanced capital requirements could adversely affect our ability to compete with other insurers that are not subject to those requirements, and our ability to issue guarantees could be constrained. We could have to raise the price of the products we offer, reduce the amount of risk we take on, or stop offering certain products altogether. Brighthouse, because of its size, could be separately evaluated by the FSOC and designated as a non-bank SIFI. There can be no assurance that Brighthouse will not be so designated by the FSOC or that any actions taken in furtherance of the separation of Brighthouse will affect any decision the FSOC may make to re-designate MetLife as a non-bank SIFI.

The Trump administration has released a memorandum that generally delayed all pending regulations from publication in the Federal Register pending their review and approval by a department or agency head appointed or designated by President Trump. President Trump has also issued an executive order that calls for a comprehensive review of Dodd-Frank and requires the Secretary of the Treasury to consult with the heads of the member agencies of FSOC to identify any laws, regulations or requirements that inhibit federal regulation of the financial system in a manner consistent with the core principles identified in the executive order. We cannot predict what other proposals may be made or what legislation may be introduced or enacted, or what impact any such legislation may have on our business, results of operations and financial condition.

MetLife may consider further structural and other business alternatives that may be available to it in response to any re-designation of MetLife as a non-bank SIFI, and we cannot predict the impact that any such alternatives, if implemented, may have on Brighthouse or its security holders prior to the distribution. See “Regulation — Potential Regulation as a Non-Bank SIFI: Enhanced Prudential Standards and Other Regulatory Requirements Under Dodd-Frank” for additional information regarding potential regulation of MetLife as a non-bank SIFI and the potential impact of such regulation on Brighthouse.

In 2015, the Financial Stability Board (“FSB”), with input from the International Association of Insurance Supervisors (“IAIS”), again designated MetLife as a global systemically important insurer (“G-SII”) as part of the

FSB’s initiative to identify and manage global systemically important financial institutions. However, MetLife will not be subject to G-SII policy measures adopted by the FSB and IAIS unless such policy measures are implemented by a regulator with appropriate jurisdiction over MetLife. We believe that, following the distribution, any implementing regulations will not directly or indirectly impose obligations or restrictions on us, as we will no longer be controlled by MetLife.

Department of Labor and ERISA considerations

We manufacture life insurance products for third parties to sell to tax-qualified pension and retirement plans and Individual Retirement Accounts or Annuities (“IRAs”) to individuals that are subject to ERISA or the Code. While we currently believe manufacturers do not have as much exposure to ERISA and the Code as distributors, certain activities are subject to the restrictions imposed by ERISA and the Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and those fiduciaries may not cause a covered plan to engage in certain prohibited transactions. The prohibited transaction rules of ERISA and the Code generally restrict the provision of investment advice to ERISA plans and participants and IRAs if the investment recommendation results in fees paid to the individual advisor, the firm that employs the advisor or their affiliates that vary according to the investment recommendation chosen. Similarly, without an exemption, fiduciary advisors are prohibited from receiving compensation from third parties in connection with their advice. ERISA also affects certain of our in-force insurance policies and annuity contracts as well as insurance policies and annuity contracts we may sell in the future.

The DOL issued new regulations on April 6, 2016 with an original applicable date for most provisions of April 10, 2017, although on April 4, 2017, the DOL released its final rule delaying the original applicable date for 60 days until June 9, 2017. The applicable date for the Fiduciary Rule and related exemptions could be further extended to provide the DOL with additional time to consider possible changes to the Fiduciary Rule and related exemptions, in connection with the preparation by the DOL of an updated economic and legal analysis concerning the likely impact of the Fiduciary Rule, as directed by President Trump in a memorandum to the DOL on February 3, 2017. On April 4, 2017, the DOL issued a news release regarding the delay stating that, as of June 9, 2017, the definition of fiduciary under the final regulations and the impartial conduct or “best interest” standard must be met for all retail sales of life and annuity products. The DOL also indicated that the Best Interest Contract Exemption (“BIC”) contract and the point of sale disclosures required under prohibited transaction exemption 84-24 would be delayed until January 1, 2018. Application of these standards on June 9, 2017 is likely to create further confusion among our distribution partners that could negatively impact product sales. The change of administration and DOL officials leaves uncertainty over whether the regulations will be substantially modified or repealed. We cannot predict what other proposals may be made, what legislation may be introduced or enacted, or what impact any such legislation may have on our business, results of operations and financial condition.

These rules, if and when they become applicable, would substantially expand the definition of “investment advice” and thereby broaden the circumstances under which we or our representatives, in providing investment advice with respect to ERISA plans, plan participants or IRAs, could be deemed a fiduciary under ERISA or the Code. Pursuant to the final rule, certain communications with plans, plan participants and IRA holders, including the marketing of products, and marketing of investment management or advisory services, could be deemed fiduciary investment advice, thus causing increased exposure to fiduciary liability if the distributor does not recommend what is in the client’s best interests. While the final rule also provides that, to a limited extent, contracts sold and advice provided prior to the applicable date would not have to be modified to comply with the new investment advice regulations, there is lack of clarity surrounding some of the conditions for qualifying for this limited exception. There can be no assurance that the DOL will agree with our interpretation of these provisions, in which case the DOL and IRS could assess significant penalties against a portion of products sold prior to the applicable date of the new regulations. The assessment of such penalties could also trigger substantial litigation risk. Any such penalties and related litigation could adversely affect our results of operations and financial condition.

The DOL also issued amendments to certain of its prohibited transaction exemptions, and issued a new exemption, that applies more onerous disclosure and contact requirements to, and increase fiduciary requirements and fiduciary liability exposure in respect of, transactions involving ERISA plans, plan participants and IRAs.

While we continue to analyze the impact of the final regulation on our business, if and when it becomes applicable, we believe it could have an adverse effect on sales of annuity products to ERISA qualified plans such as IRAs through our independent distribution partners. A significant portion of our annuity sales are to IRAs. The new regulation deems advisors, including independent distributors, who sell fixed index-linked annuities to IRAs, IRA rollovers or 401(k) plans, fiduciaries and prohibits them from receiving compensation unless they comply with a prohibited transaction exemption. The exemption requires advisors to comply with impartial conduct standards and may require us to exercise additional oversight of the sales process. Compliance with the prohibited transaction exemptions will likely result in increased regulatory burdens on us and our independent distribution partners, changes to our compensation practices and product offerings and increased litigation risk, which could adversely affect our results of operations and financial condition. See “Regulation — Insurance Regulation — Department of Labor and ERISA Considerations.”

Other

From time to time, regulators raise issues during examinations or audits of us that could, if determined adversely, have a material adverse effect on us. In addition, the interpretations of regulations by regulators may change and statutes may be enacted with retroactive impact, particularly in areas such as accounting or statutory reserve requirements. Compliance with applicable laws and regulations is time consuming and personnel-intensive, and changes in these laws and regulations may materially increase our direct and indirect compliance and other expenses of doing business, thus having a material adverse effect on our financial condition and results of operations.

A decrease in the RBC ratio (as a result of a reduction in statutory surplus and/or increase in RBC requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our results of operations and financial condition

The NAIC has established model regulations that provide minimum capitalization requirements based on RBC formulas for insurance companies. The RBC formula for life insurance companies establishes capital requirements relating to asset, insurance, interest rate, market and business risks, including equity, interest rate and expense recovery risks associated with variable annuities that contain certain guaranteed minimum death and living benefits. Each of our insurance subsidiaries is subject to RBC standards and/or other minimum statutory capital and surplus requirements imposed under the laws of its respective jurisdiction of domicile. See “Regulation — Insurance Regulation — Surplus and Capital; Risk-Based Capital.”

In any particular year, statutory surplus amounts and RBC ratios may increase or decrease depending on a variety of factors, including the amount of statutory income or losses generated by the insurance subsidiary (which itself is sensitive to equity market and credit market conditions), the amount of additional capital such insurer must hold to support business growth, changes in equity market levels, the value and credit ratings of certain fixed-income and equity securities in its investment portfolio, the value of certain derivative instruments that do not receive hedge accounting and changes in interest rates, as well as changes to the RBC formulas and the interpretation of the NAIC’s instructions with respect to RBC calculation methodologies. Our financial strength and credit ratings are significantly influenced by statutory surplus amounts and RBC ratios. In addition, rating agencies may implement changes to their own internal models, which differ from the RBC capital model, that have the effect of increasing or decreasing the amount of statutory capital we or our insurance subsidiaries should hold relative to the rating agencies’ expectations. Under stressed or stagnant capital market conditions and with the aging of existing insurance liabilities, without offsets from new business, the amount of additional statutory reserves that an insurance subsidiary is required to hold may materially increase. This increase in reserves would decrease the statutory surplus available for use in calculating the subsidiary’s RBC ratios. To the extent that an insurance subsidiary’s RBC ratio is deemed to be insufficient, we may seek to take actions either to increase the capitalization of the insurer or to reduce the capitalization requirements. If we were unable to accomplish such actions, the rating agencies may view this as a reason for a ratings downgrade.

The failure of any of our insurance subsidiaries to meet its applicable RBC requirements or minimum capital and surplus requirements could subject it to further examination or corrective action imposed by insurance regulators, including limitations on its ability to write additional business, supervision by regulators or seizure or liquidation. Any corrective action imposed could have a material adverse effect on our business, results of operations and financial condition. A decline in RBC ratios, whether or not it results in a failure to meet applicable RBC requirements, may still limit the ability of an insurance subsidiary to make dividends or distributions to us, could result in a loss of customers or new business, and could be a factor in causing ratings agencies to downgrade the insurer’s financial strength ratings, each of which could have a material adverse effect on our business, results of operations and financial condition.

The Dodd-Frank provisions compelling the liquidation of certain types of financial institutions could materially and adversely affect us, as such a financial institution and as an investor in or counterparty to other such financial institutions, as well as our respective investors

Under provisions of Dodd-Frank, if we or another financial institution were to become insolvent or were in danger of defaulting on our or its respective obligations and it was determined that such default would have serious effects on financial stability in the United States, we or such other financial institution could be compelled to undergo liquidation with the FDIC as receiver. Under this new regime an insurance company such as Brighthouse Insurance, Brighthouse Insurance NY or NELICO would be resolved in accordance with state insurance law. If the FDIC were to be appointed as the receiver for another type of company (including an insurance holding company such as Brighthouse), the liquidation of that company would occur under the provisions of the new liquidation authority, and not under the Bankruptcy Code, which ordinarily governs liquidations. In an FDIC-managed liquidation, holders of a company’s debt could in certain respects be treated differently than they would be under the Bankruptcy Code and similarly situated creditors could be treated differently. In particular, unsecured creditors and shareholders are intended to bear the losses of the company being liquidated. These provisions could apply to some financial institutions whose debt securities Brighthouse holds in its investment portfolios and could adversely affect their respective positions as creditors and the value of their respective holdings.

Dodd-Frank also provides for the assessment of charges against certain financial institutions, including non-bank SIFIs and bank holding companies, to cover the costs of liquidating any financial company subject to the new liquidation authority. The liquidation authority could increase the funding charges assessed against Brighthouse.

The Trump administration has issued an executive order that calls for a comprehensive review of Dodd-Frank. We cannot predict what proposals may be made or what legislation may be introduced or enacted, or what impact any such legislation may have on our business, results of operations and financial condition.

We are subject to U.S. federal, state and other securities and state insurance laws and regulations which, among other things, require that we distribute certain of our products through a registered broker-dealer; failure to comply with these laws, including a failure to have a registered broker-dealer, or changes to these laws may have a material adverse effect on our operations and our profitability

Federal and state securities laws and regulations apply to insurance products that are also “securities,” including variable annuity contracts and variable life insurance policies, to the separate accounts that issue them, and to certain fixed interest rate or index-linked contracts (“registered fixed annuity contracts”). Such laws and regulations require that we distribute these products through a broker-dealer that is registered with the SEC and certain state securities regulators and is a member of the Financial Industry Regulatory Authority, Inc.

(“FINRA”). Accordingly, our offering and selling of variable annuity contracts, variable life insurance policies and registered fixed annuity contracts, and in managing certain proprietary mutual funds associated with those products, are subject to extensive regulation under federal and state securities laws as well as FINRA rules. Costs related to compliance with these securities laws will be greater than for our unregistered products. Due to the increased operating and compliance costs, the profitability of issuing these products is uncertain.

While in the past we relied on a MetLife-affiliated broker-dealer to distribute our variable and registered fixed products, we currently and in the future will utilize Brighthouse Securities, a subsidiary we will acquire from MetLife in the distribution. Brighthouse Securities has become registered as a broker-dealer with the SEC, approved as a member of FINRA and has become registered as a broker-dealer with the applicable state regulators.

Federal and state securities laws and regulations are primarily intended to ensure the integrity of the financial markets, to protect investors in the securities markets, and to protect investment advisory or brokerage clients. These laws and regulations generally grant regulatory and self-regulatory agencies broad rulemaking and enforcement powers, including the power to adopt new rules impacting new and/or existing products, regulate the issuance, sale and distribution of our products and limit or restrict the conduct of business for failure to comply with securities laws and regulations.

As a result of Dodd-Frank, there have been a number of proposed or adopted changes to the laws and regulations that govern the conduct of our variable and registered fixed insurance products business and the firms that distribute these products. The future impact of recently adopted revisions to laws and regulations, as well as revisions that are still in the proposal stage, on the way we conduct our business and the products we sell is unclear. Such impact could adversely affect our operations and profitability, including increasing the regulatory and compliance burden upon us, resulting in increased costs, or limiting the type, amount or structure of compensation arrangements into which we may enter with certain of our employees, negatively impacting our ability to compete with other companies in recruiting and maintaining key personnel. See “Regulation — Insurance Regulation — Federal Initiatives.” However, following the change of administration, we cannot predict with certainty whether any such proposals will be adopted, or what impact adopted revisions will have on our business, financial condition or results of operations. See “— Our insurance businesses are highly regulated, and changes in regulation and in supervisory and enforcement policies may materially impact our capitalization or cash flows, reduce our profitability and limit our growth” for information regarding the Trump administration’s expressed goals to dismantle or roll back Dodd-Frank.

The global financial crisis has led to significant changes in economic and financial markets that have, in turn, led to a dynamic competitive landscape for variable and registered fixed annuity contract issuers. Our ability to react to rapidly changing market and economic conditions will depend on the continued efficacy of provisions we have incorporated into our product design allowing frequent and contemporaneous revisions of key pricing elements and our ability to work collaboratively with federal securities regulators. Changes in regulatory approval processes, rules and other dynamics in the regulatory process could adversely impact our ability to react to such changing conditions.

Changes in tax laws or interpretations of such laws could reduce our earnings and materially impact our operations by increasing our corporate taxes and making some of our products less attractive to consumers

Changes in federal or state tax laws could have a material adverse effect on our profitability and financial condition, and could result in our incurring materially higher corporate taxes. Higher tax rates may adversely affect our business, financial condition, results of operations and liquidity. Conversely, if income tax rates decline it could adversely affect the desirability of our products.

In June 2016, House Republicans issued a policy paper (called the “Blueprint”) setting forth certain proposals for significant tax reforms. President Trump also issued a high-level outline of his tax reform plan during his campaign that is consistent with the Blueprint in many respects. The Blueprint generally proposes, among other things, to eliminate the deductibility of net interest expense and reduce income tax rates. To the extent that any such legislation is enacted in the future, we could be adversely affected. Congress has from time to time also considered material changes to the estate tax, which both the Blueprint and President Trump’s outline propose to repeal. Some of our products are sold to customers in order to help them meet their estate tax planning needs. To the extent that legislation is enacted in the future that would materially change the estate tax, sales of such products could be adversely affected. The Trump administration and Congress have publicly stated that fundamental U.S. tax reform is a priority. While current tax reform proposals generally include a reduction of the U.S. corporate tax rate, given the overall U.S. budget deficit it is likely that any tax reform will include revenue raisers. The substance, timing and likelihood of any such reform are uncertain. Any such reform could impact our corporate taxes and products, whether favorably or adversely. A decrease in corporate tax rates and/or a decrease in the dividends received deduction (“DRD”) could result in valuation charges that could have a material, negative impact on our financial condition.

In addition, we anticipate that we will derive tax benefits from certain items, including but not limited to tax exempt investment income, DRDs, various tax credits and insurance reserve deductions. There is a risk that, in the context of deficit reduction or overall tax reform, federal and/or state tax legislation could modify or eliminate these or other items, impacting us, our investments, investment strategies, and/or our policyholders. Although the specific form of any such legislation is uncertain, modification of the DRD or changes to the taxation of reserving methodologies for insurance companies could increase our actual tax rate, thereby reducing earnings. We may also be impacted by changes to the deduction for insurance reserves that may be required under current tax law to conform to the introduction of principle-based reserves (“PBR”). As detailed guidance has not been issued by the IRS on PBR, we are not able to evaluate the potential impact of PBR on our insurance reserves tax deduction.

Moreover, many of the products that we sell benefit from one or more forms of tax-favored status under current federal and state income tax regimes. For example, annuity contracts allow contract holders to defer the recognition of taxable income earned within the contract. Additionally, changes in the taxation of life insurance and/or annuity contracts may impact future sales. However, if the treatment of earnings accrued inside an annuity contract was changed prospectively, and the tax-favored status of existing contracts was grandfathered, holders of existing contracts would be less likely to surrender or rollover their contracts, which would impact our business in ways that are difficult to predict. Conversely, we expect the taxation of earnings from annuity or similar contracts would reduce demand for our products. A shift away from life insurance and annuity contracts and other tax-deferred products by our customers would reduce our income from sales of these products, as well as the asset base upon which we earn investment income and fees, thereby reducing our earnings and potentially affecting the value of our deferred tax assets.

Litigation and regulatory investigations are increasingly common in our businesses and may result in significant financial losses and/or harm to our reputation

We face a significant risk of litigation and regulatory investigations and actions in the ordinary course of operating our businesses, including the risk of class action lawsuits. Our pending legal and regulatory actions include proceedings specific to us, as well as other proceedings that raise issues that are generally applicable to business practices in the industries in which we operate. In connection with our insurance operations, plaintiffs’ lawyers may bring or are bringing class actions and individual suits alleging, among other things, issues relating to sales or underwriting practices, claims payments and procedures, product design, disclosure, administration, investments, denial or delay of benefits and breaches of fiduciary or other duties to customers. Plaintiffs in class action and other lawsuits against us may seek very large and/or indeterminate amounts, including punitive and treble damages. Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law. Material pending litigation and regulatory matters affecting us and risks to our business presented by these proceedings, if any, are discussed in Note 16 of the notes to the combined financial statements.

A substantial legal liability or a significant federal, state or other regulatory action against us, as well as regulatory inquiries or investigations, could harm our reputation, result in material fines or penalties, result in significant legal costs and otherwise have a material adverse effect on our business, financial condition and results of operations. Even if we ultimately prevail in the litigation, regulatory action or investigation, our ability to attract new customers, retain our current customers and recruit and retain employees could be materially and adversely impacted. Regulatory inquiries and litigation may also cause volatility in the price of stocks of companies in our industry.

Current claims, litigation, unasserted claims probable of assertion, investigations and other proceedings against us could have a material adverse effect on our business, financial condition or results of operations. It is also possible that related or unrelated claims, litigation, unasserted claims probable of assertion, investigations and proceedings may be commenced in the future, and we could become subject to further investigations and have lawsuits filed or enforcement actions initiated against us. Increased regulatory scrutiny and any resulting investigations or proceedings in any of the jurisdictions where we operate could result in new legal actions and precedents and industry-wide regulations that could adversely affect our business, financial condition and results of operations.

Investments-Related Risks

Should the need arise, we may have difficulty selling certain holdings in our investment portfolio or in our securities lending program in a timely manner and realizing full value given that not all assets are liquid

There may be a limited market for certain investments we hold in our investment portfolio, making them relatively illiquid. These include privately-placed fixed maturity securities, derivative instruments such as options, mortgage loans, policy loans, leveraged leases, other limited partnership interests, and real estate equity, such as real estate joint ventures and funds. In the past, even some of our very high quality investments experienced reduced liquidity during periods of market volatility or disruption. If we were forced to sell certain of our investments during periods of market volatility or disruption, market prices may be lower than our carrying value in such investments. This could result in realized losses which could have a material adverse effect on our results of operations and financial condition, as well as our financial ratios, which could affect compliance with our credit instruments and rating agency capital adequacy measures.

Similarly, we loan blocks of our securities to third parties (primarily brokerage firms and commercial banks) through our securities lending program, including fixed maturity securities and short-term investments. Under this program, we obtain collateral, usually cash, at the inception of a loan and typically purchase securities with the cash collateral. Upon the return to us of these loaned securities, we must return to the third-party the cash collateral we received. If the cash collateral has been invested in securities, we need to sell the securities. However, in some cases, the maturity of those securities may exceed the term of the related securities on loan and the estimated fair value of the securities we need to sell may fall below the amount of cash received.

If we are required to return significant amounts of cash collateral in connection with our securities lending or otherwise need significant amounts of cash on short notice and we are forced to sell securities, we may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than we otherwise would have been able to realize under normal market conditions, or both. In the event of a forced sale, accounting guidance requires the recognition of a loss for securities in an unrealized loss position and may require the impairment of other securities based on our ability to hold those securities, which would negatively impact our financial condition, as well as our financial ratios, which could affect compliance with our credit instruments and rating agency capital adequacy measures. In addition, under stressful capital market and economic conditions, liquidity broadly deteriorates, which may further restrict our ability to sell securities. Furthermore, if we decrease the amount of our securities lending activities over time, the amount of net investment income generated by these activities will also likely decline. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments — Securities Lending.”

Our requirements to pledge collateral or make payments related to declines in estimated fair value of derivatives transactions or specified assets in connection with OTC-cleared, OTC-bilateral transactions and exchange traded derivatives may adversely affect our liquidity, expose us to central clearinghouse and counterparty credit risk, and increase our costs of hedging

Many of our derivatives transactions require us to pledge collateral related to any decline in the net estimated fair value of such derivatives transactions executed through a specific broker at a clearinghouse or entered into with a specific counterparty on a bilateral basis. The amount of collateral we may be required to pledge and the payments we may be required to make under our derivatives transactions may increase under certain circumstances and will increase as a result of the requirement to pledge initial margin for OTC-cleared transactions entered into after June 10, 2013 and for OTC-bilateral transactions entered into after the phase-in period, which would be applicable to us in 2020 as a result of the adoption by the Office of the Comptroller of the Currency (“OCC”), the Federal Reserve Board, FDIC, Farm Credit Administration and Federal Housing Finance Agency (collectively, the “Prudential Regulators”) and the U.S. Commodity Futures Trading Commission (“CFTC”) of final margin requirements for non-centrally cleared derivatives. Although the final rules allow us to pledge a broad range of non-cash collateral as initial and variation margin, the Prudential Regulators, CFTC, central clearinghouses and counterparties may restrict or eliminate certain types of previously eligible collateral, or charge us to pledge such non-cash collateral, which would increase our costs and could adversely affect our liquidity and the composition of our investment portfolio. See “Regulation — Regulation of Over-the-Counter Derivatives.”

Gross unrealized losses on fixed maturity and equity securities and defaults, downgrades or other events may result in future impairments to the carrying value of such securities, resulting in a reduction in our net income

Fixed maturity and equity securities classified as available-for-sale (“AFS”) securities are reported at their estimated fair value. Unrealized gains or losses on AFS securities are recognized as a component of other comprehensive income (loss) (“OCI”) and are, therefore, excluded from net income. In recent periods, as a result of low interest rates, the unrealized gains on our fixed maturity securities have exceeded the unrealized losses. However, if interest rates rise, our unrealized gains would decrease and our unrealized losses would increase, perhaps substantially. The accumulated change in estimated fair value of these AFS securities is recognized in net income when the gain or loss is realized upon the sale of the security or in the event that the decline in estimated fair value is determined to be other-than-temporary and impairment charges to earnings are taken. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments —Fixed Maturity and Equity Securities AFS.”

The occurrence of a major economic downturn, acts of corporate malfeasance, widening credit risk spreads, or other events that adversely affect the issuers or guarantors of securities or the underlying collateral of structured securities could cause the estimated fair value of our fixed maturity securities portfolio and corresponding earnings to decline and cause the default rate of the fixed maturity securities in our investment portfolio to increase. A ratings downgrade affecting issuers or guarantors of particular securities, or similar trends that could worsen the credit quality of issuers, such as the corporate issuers of securities in our investment portfolio, could also have a similar effect. With economic uncertainty, credit quality of issuers or guarantors could be adversely affected. Similarly, a ratings downgrade affecting a security we hold could indicate the credit quality of that security has deteriorated and could increase the capital we must hold to support that security to maintain our RBC levels. Levels of write-downs or impairments are impacted by intent to sell, or our assessment of the likelihood that we will be required to sell, fixed maturity securities, as well as our intent and ability to hold equity securities which have declined in value until recovery. Realized losses or impairments on these securities may have a material adverse effect on our results of operations and financial condition in, or at the end of, any quarterly or annual period.

Our valuation of securities and investments and the determination of the amount of allowances and impairments taken on our investments are subjective and, if changed, could materially adversely affect our results of operations or financial condition

Fixed maturity and equity securities, as well as short-term investments that are reported at estimated fair value, represent the majority of our total cash and investments. We define fair value generally as the price that would be received to sell an asset or paid to transfer a liability. Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect of the estimated fair value amounts. During periods of market disruption, including periods of significantly rising or high interest rates, rapidly widening credit spreads or illiquidity, it may be difficult to value certain of our securities if trading becomes less frequent and/or market data becomes less observable. In addition, in times of financial market disruption, certain asset classes that were in active markets with significant observable data may become illiquid. In those cases, the valuation process includes inputs that are less observable and require more subjectivity and management judgment. Valuations may result in estimated fair values which vary significantly from the amount at which the investments may ultimately be sold. Further, rapidly changing and unprecedented credit and equity market conditions could materially impact the valuation of securities as reported within our combined financial statements and the period-to-period changes in estimated fair value could vary significantly. Decreases in the estimated fair value of securities we hold may have a material adverse effect on our financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates — Estimated Fair Value of Investments.”

The determination of the amount of allowances and impairments varies by investment type and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available. We reflect any changes in allowances and impairments in earnings as such evaluations are revised. However, historical trends may not be indicative of future impairments or allowances. In addition, any such future impairments or allowances could have a materially adverse effect on our earnings and financial position. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates — Investment Impairments.”

Defaults on our mortgage loans and volatility in performance may adversely affect our profitability

Our mortgage loans face default risk and are principally collateralized by commercial, agricultural and residential properties. We establish valuation allowances for estimated impairments, which are based on loan risk characteristics, historical default rates and loss severities, real estate market fundamentals, such as housing prices and unemployment, and outlooks, as well as other relevant factors (for example, local economic conditions). In addition, substantially all of our commercial and agricultural mortgage loans held-for-investment have balloon payment maturities. An increase in the default rate of our mortgage loan investments or fluctuations in their performance could have a material adverse effect on our results of operations and financial condition.

Further, any geographic or property type concentration of our mortgage loans may have adverse effects on our investment portfolio and consequently on our results of operations or financial condition. While we seek to mitigate this risk by having a broadly diversified portfolio, events or developments that have a negative effect on any particular geographic region or sector may have a greater adverse effect on our investment portfolio to the extent that the portfolio is concentrated. Moreover, our ability to sell assets relating to a group of related assets may be limited if other market participants are seeking to sell at the same time. In addition, scrutiny of the mortgage industry continues and there may be legislative proposals that would allow or require modifications to the terms of mortgage loans could be enacted. We cannot predict whether any such proposals will be adopted, or what impact, if any, such proposals or, if enacted, such laws, could have on our business or investments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments —Mortgage Loans.”

The defaults or deteriorating credit of other financial institutions could adversely affect us

We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including brokers and dealers, central clearinghouses, commercial banks, investment banks, hedge funds and investment funds and other financial institutions. Many of these transactions expose us to credit risk in the event of the default of our counterparty. In addition, with respect to secured transactions, our credit risk may be exacerbated when the collateral held by us cannot be realized or is liquidated at prices not sufficient to recover the full amount of the loan or derivative exposure due to us. We also have exposure to these financial institutions in the form of unsecured debt instruments, non-redeemable and redeemable preferred securities, derivatives and joint venture, hedge fund and equity investments. Further, potential action by governments and regulatory bodies in response to the financial crisis affecting the global banking system and financial markets, such as investment, nationalization, conservatorship, receivership and other intervention, whether under existing legal authority or any new authority that may be created, or lack of action by governments and central banks, as well as deterioration in the banks’ credit standing, could negatively impact these instruments, securities, transactions and investments or limit our ability to trade with them. Any such losses or impairments to the carrying value of these investments or other changes may materially and adversely affect our results of operations and financial condition.

The continued threat of terrorism and ongoing military actions may adversely affect the value of our investment portfolio and the level of claim losses we incur

The continued threat of terrorism, both within the United States and abroad, ongoing military and other actions and heightened security measures in response to these types of threats may cause significant volatility in global financial markets and result in loss of life, property damage, additional disruptions to commerce and reduced economic activity. The value of assets in our investment portfolio may be adversely affected by declines in the credit and equity markets and reduced economic activity caused by the continued threat of terrorism. Companies in which we maintain investments may suffer losses as a result of financial, commercial or economic disruptions and such disruptions might affect the ability of those companies to pay interest or principal on their securities or mortgage loans. Terrorist actions also could disrupt our operations centers in the U.S. and result in higher than anticipated claims under our insurance policies. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Policyholder Liabilities.”

Capital-Related Risks

As a holding company, Brighthouse Financial, Inc. depends on the ability of its subsidiaries to pay dividends

Brighthouse Financial, Inc. is a holding company for its insurance subsidiaries and does not have any significant operations of its own. We will depend on the cash at the holding company on the date of the distribution plus dividends from our subsidiaries to meet our obligations and to pay common stock dividends, if any. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Capital — Restrictions on Dividends and Returns of Capital from Insurance Company Subsidiaries.”

If the cash Brighthouse Financial, Inc. receives from its subsidiaries is insufficient for it to fund its debt service and other holding company obligations, Brighthouse Financial, Inc. may be required to raise cash through the incurrence of debt, the issuance of additional equity or the sale of assets. Our ability to access funds through such methods is subject to prevailing market conditions and there can be no assurance that we will be able to do so. See “— Economic Environment and Capital Markets-Related Risks — Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs and our access to capital.”

The payment of dividends and other distributions to Brighthouse Financial, Inc. by its insurance subsidiaries is regulated by insurance laws and regulations. In general, dividends in excess of prescribed limits require insurance regulatory approval. In addition, insurance regulators may prohibit the payment of dividends or other payments by its insurance subsidiaries to Brighthouse Financial, Inc. if they determine that the payment could be adverse to the interests of our policyholders or contract holders. In connection with our affiliated reinsurance company restructuring, we have been granted approval from the Delaware Insurance Department to pay a dividend from our new affiliated reinsurance company, named Brighthouse Reinsurance Company of Delaware, to its parent, Brighthouse Insurance. Any additional dividends by Brighthouse Reinsurance Company of Delaware are subject to the approval of the Delaware Insurance Department. Any requested payment of dividends by Brighthouse Insurance to Brighthouse Financial, Inc. in excess of its 2017 ordinary dividend capacity would be considered an extraordinary dividend subject to prior approval by the Delaware Insurance Department. The payment of dividends and other distributions by insurance companies is also influenced by business conditions including the Risk Factors listed above and rating agency considerations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Capital — Restrictions on Dividends and Returns of Capital from Insurance Company Subsidiaries” and “Regulation — Insurance Regulation” and “— Regulatory and Legal Risks — A decrease in the RBC ratio (as a result of a reduction in statutory surplus and/or increase in RBC requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our results of operations and financial condition.”

Operational Risks

Gaps in our risk management policies and procedures may leave us exposed to unidentified or unanticipated risk, which could negatively affect our business

Our enterprise risk management program is designed to mitigate material risks and loss to us. We have developed and continue to develop risk management policies and procedures to reflect the ongoing review of our risks and expect to continue to do so in the future. Nonetheless, our policies and procedures may not be comprehensive and may not identify every risk to which we are exposed. Many of our methods for managing risk and exposures are based upon the use of observed historical market behavior to model or project potential future exposure. Models used by our business are based on assumptions and projections which may be inaccurate. Business decisions based on incorrect or misused model output and reports could have a material adverse impact on our results of operations. Model risk may be the result of a model being misspecified for its intended purpose, being misused or producing incorrect or inappropriate results. Models used by our business may not operate properly and could contain errors related to model inputs, data, assumptions, calculations, or output which could give rise to adjustments to models that may adversely impact our results of operations. As a result, these methods may not fully predict future exposures, which can be significantly greater than our historical measures indicate. Other risk management methods depend upon the evaluation of information regarding markets, clients, catastrophe occurrence or other matters that are publicly available or otherwise accessible to us. This information may not always be accurate, complete, up-to-date or properly evaluated. Furthermore, there can be no assurance that we can effectively review and monitor all risks or that all of our employees will follow our risk management policies and procedures, nor can there be any assurance that our risk management policies and procedures will enable us to accurately identify all risks and limit our exposures based on our assessments. In addition, we may have to implement more extensive and perhaps different risk management policies and procedures under pending regulations. See “— Risks Related to our Business — Our proposed variable annuity exposure management strategy may not be fully implemented prior to the distribution, may not be effective, may result in net income volatility and may negatively affect our statutory capital.”

The failure in cyber- or other information security systems, as well as the occurrence of events unanticipated in Brighthouse’s and MetLife’s disaster recovery systems and management continuity planning could result in a loss or disclosure of confidential information, damage to our reputation and impairment of our ability to conduct business effectively

Our business is highly dependent upon the effective operation of our computer systems and, for the duration of the Transition Services Agreement and other agreements with MetLife companies, MetLife’s computer systems. We rely on these systems throughout our business for a variety of functions, including processing claims, transactions and applications, providing information to customers and distributors, performing actuarial analyses and maintaining financial records. We also retain confidential and proprietary information on such computer systems and we rely on sophisticated technologies to maintain the security of that information. Such computer systems have been, and will likely continue to be, subject to computer viruses or other malicious codes, unauthorized access, cyber-attacks or other computer-related penetrations. While, to date, neither Brighthouse nor MetLife is aware of having experienced a material breach of cybersecurity, administrative and technical controls and other preventive actions taken to reduce the risk of cyber-incidents and protect our information technology may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to such computer systems. In some cases, such physical and electronic break-ins, cyber-attacks or other security breaches may not be immediately detected. This may impede or interrupt our business operations and could adversely affect our business, financial condition and results of operations. In addition, the availability and cost of insurance for operational and other risks relating to our business and systems may change and any such change may affect our results of operations.

In the event of a disaster such as a natural catastrophe, epidemic, industrial accident, blackout, computer virus, terrorist attack, cyberattack or war, unanticipated problems with our disaster recovery systems or, for the duration of the Transition Services Agreement and other agreements with MetLife companies, MetLife’s disaster recovery systems, could have a material adverse impact on our ability to conduct business and on our results of operations and financial position, particularly if those problems affect our computer-based data processing, transmission, storage and retrieval systems and destroy valuable data. In addition, in the event that a significant number of our or MetLife’s managers were unavailable following a disaster, our ability to effectively conduct business could be severely compromised. These interruptions also may interfere with our suppliers’ ability to provide goods and services and our employees’ ability to perform their job responsibilities.

The failure of our computer systems or, for the duration of the Transition Services Agreement and other agreements with MetLife companies, MetLife’s systems, and/or our respective disaster recovery plans for any reason could cause significant interruptions in our operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to our customers. Such a failure could harm our reputation, subject us to regulatory sanctions and legal claims, lead to a loss of customers and revenues and otherwise adversely affect our business and financial results. Although we conduct due diligence, negotiate contractual provisions and, in many cases, conduct periodic reviews of our vendors, distributors, and other third parties, including MetLife, that provide operational or information technology services to us to confirm compliance with our information security standards, the failure of such third parties’ or MetLife’s computer systems and/or their disaster recovery plans for any reason might cause significant interruptions in our operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to our customers. Such a failure could harm our reputation, subject us to regulatory sanctions and legal claims, lead to a loss of customers and revenues and otherwise adversely affect our business and financial results. While we maintain cyber liability insurance that provides both third-party liability and first-party liability coverages, this insurance may not be sufficient to protect us against all losses. There can be no assurance that our information security policies and systems in place can prevent unauthorized use or disclosure of confidential information, including nonpublic personal information. Any failure to protect the confidentiality of customer information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations.

Our associates and those of MetLife may take excessive risks which could negatively affect our financial condition and business

As an insurance enterprise, we are in the business of accepting certain risks. The associates who conduct our business, including executive officers and other members of management, sales intermediaries, investment professionals, product managers, and other associates, as well as associates of MetLife who provide services to Brighthouse in connection with the Transition Services Agreement, the Third-Party Administrative Services Agreement or the Investment Management Agreements do so in part by making decisions and choices that involve exposing us to risk. See “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife” for information regarding such agreements. These include decisions such as setting underwriting guidelines and standards, product design and pricing, determining what assets to purchase for investment and when to sell them, which business opportunities to pursue, and other decisions. Both we and MetLife endeavor, in the design and implementation of our respective compensation programs and practices, to avoid giving our respective associates incentives to take excessive risks; however, associates may take such risks regardless of the structure of our compensation programs and practices. Similarly, although we employ controls and procedures designed to monitor associates’ business decisions and prevent them from taking excessive risks, and to prevent employee misconduct, these controls and procedures may not be effective. If our associates take excessive risks, the impact of those risks could harm our reputation and have a material adverse effect on our financial condition and business operations.

General Risks

Changes in accounting standards issued by the Financial Accounting Standards Board or other standard-setting bodies may adversely affect our financial statements

Our financial statements are subject to the application of GAAP, which is periodically revised. Accordingly, from time to time we are required to adopt new or revised accounting standards issued by recognized authoritative bodies, including the FASB. The impact of accounting pronouncements that have been issued but not yet implemented will be disclosed in our reports filed with the SEC. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Future Adoption of New Accounting Pronouncements.” The FASB issued several proposed amendments to the accounting for long duration insurance contracts on September 29, 2016. One of the proposed amendments, in particular, would require all guarantees associated with our variable annuity business to be accounted for at fair value, with changes in fair value reported in net income (excluding the change in fair value attributable to nonperformance risk, which would be reported in other comprehensive income). Any of the proposed amendments to the accounting for long duration insurance contracts, if adopted, would not be expected to be effective for several years after issuance of a final standard. An assessment of the potential impact of proposed FASB standards, including the proposed changes to long duration insurance accounting, is not provided as such proposals are subject to change through the exposure process and official positions of the FASB are determined only after extensive due process and deliberations. Therefore, the effects on our financial statements cannot be meaningfully assessed. The required adoption of future accounting standards could have a material adverse effect on our GAAP basis equity and results of operations, including on our net income.

We may not be able to protect our intellectual property and may be subject to infringement claims

We rely on a combination of contractual rights with third parties and copyright, trademark, patent and trade secret laws to establish and protect our intellectual property. Although we endeavor to protect our rights, third parties may infringe or misappropriate our intellectual property. We may have to litigate to enforce and protect our copyrights, trademarks, patents, trade secrets and know-how or to determine their scope, validity or enforceability. This would represent a diversion of resources that may be significant and our efforts may not prove successful. The inability to secure or protect our intellectual property assets could harm our reputation and have a material adverse effect on our business and our ability to compete with other insurance companies and financial institutions. See “—Risks Related to Our Separation from, and Continuing Relationship with, MetLife — Our separation from MetLife could adversely affect our business and profitability due to MetLife’s strong brand and reputation.”

In addition, we may be subject to claims by third parties for (i) patent, trademark or copyright infringement, (ii) breach of patent, trademark or copyright license usage rights, or (iii) misappropriation of trade secrets. Any such claims or resulting litigation could result in significant expense and liability for damages. If we were found to have infringed or misappropriated a third-party patent or other intellectual property right, we could in some circumstances be enjoined from providing certain products or services to our customers or from utilizing and benefiting from certain patents, copyrights, trademarks, trade secrets or licenses. Alternatively, we could be required to enter into costly licensing arrangements with third parties or implement a costly alternative. Any of these scenarios could harm our reputation and have a material adverse effect on our business and results of operations.

We may experience difficulty in marketing and distributing products through our distribution channels

Following completion in July 2016 of the sale of MetLife’s retail career agency distribution channel, including MetLife’s affiliated broker-dealer, MetLife Securities, Inc. (“MetLife Securities”) and other assets associated with MPCG, we distribute our products exclusively through a variety of third-party distribution channels. We may periodically negotiate the terms of these relationships, and there can be no assurance that such terms will remain acceptable to us or such third parties. Such distributors will be subject to differing commission structures, depending on the product sold, one of which is a level/asset-based commission structure; other products are subject to a more traditional commission structure. If a particular commission structure is not acceptable to these distributors, or if we are unsuccessful in attracting and retaining key associates who conduct our business, including wholesalers and financial advisors, our sales of individual insurance, annuities and investment products could decline and our results of operations and financial condition could be materially adversely affected. See “— Risks Related to our Business — Elements of our business strategy are new and may not be effective in accomplishing our objectives.”

Furthermore, an interruption in certain key relationships could materially affect our ability to market our products and could have a material adverse effect on our results of operations and financial condition. Our separation from MetLife could prompt some third parties to re-price, modify or terminate their distribution or vendor relationships with us. An interruption or significant change in certain key relationships could materially affect our ability to market our products and could have a material adverse effect on our results of operations and financial condition. In February 2016, a significant distributor, which was responsible for $209 million or 36% of the annualized new premium (“ANP”) for our annuity products for the year ended December 31, 2015, elected to suspend its distribution relationship with us following the announcement of the planned separation from MetLife. The suspension of sales by such distributor was the primary cause of a significant reduction in our sales of variable annuities year-over-year for the year ended December 31, 2016. Other distributors may elect to suspend, alter, reduce or terminate their distribution relationships with us for various reasons, including uncertainty related to our separation from MetLife, changes in our distribution strategy, adverse developments in our business, adverse rating agency actions or concerns about market-related risks. We are also at risk that key distribution partners may merge, change their business models in ways that affect how our products are sold, or terminate their distribution contracts with us, or that new distribution channels could emerge and adversely impact the effectiveness of our distribution efforts. In addition, we rely on a limited number of our distributors to produce the majority of our sales. If any one such distributor were to terminate its relationship with us or reduce the amount of sales which it produces for us our results of operations could be adversely affected. An increase in bank and broker-dealer consolidation activity could increase competition for access to distributors, result in greater distribution expenses and impair our ability to market products through these channels. Consolidation of distributors and/or other industry changes may also increase the likelihood that distributors will try to renegotiate the terms of any existing selling agreements to terms less favorable to us.

Because our products are distributed through unaffiliated firms, we may not be able to monitor or control the manner of their distribution despite our training and compliance programs. If our products are distributed by such firms in an inappropriate manner, or to customers for whom they are unsuitable, we may suffer reputational and other harm to our business.

In addition, our distributors may also sell our competitors’ products. If our competitors offer products that are more attractive than ours, or pay higher commission rates to the sales representatives than we do, these representatives may concentrate their efforts in selling our competitors’ products instead of ours. Prior to the sale of MPCG to MassMutual we distributed a significant portion of our annuity products and insurance policies through MPCG. In connection with the sale we entered into an agreement which would permit us to serve as the exclusive manufacturer for certain proprietary products which would be offered through MassMutual’s career agent channel. We are working with MassMutual to develop the initial product to be distributed under this arrangement, which will be a fixed indexed annuity, and to agree on the terms of the related reinsurance. While the agreement has a term of 10 years, it is possible that MassMutual may terminate our exclusivity or the agreement itself in specified circumstances, such as our inability or failure to provide product designs that reasonably meet MassMutual requirements. Although we expect MassMutual to be an important distribution partner with respect to certain of our products, we believe that the level of sales, if any, produced through this channel will be materially less than the levels produced historically through MPCG.

We may be unable to attract and retain key people to support our business

Our success depends, in large part, on our ability to attract and retain key people. We compete with other financial services companies for people primarily on the basis of compensation, support services and financial position. Intense competition exists for key employees with demonstrated ability, and we may be unable to hire or retain such employees. The unexpected loss of services of one or more of our key personnel could have a material adverse effect on our business due to loss of their skills, knowledge of our business, their years of industry experience and the potential difficulty of promptly finding qualified replacement employees in North Carolina or elsewhere who are prepared to relocate. We do not currently anticipate any significant changes to our senior management team following the completion of the distribution and separation. However, there are a significant number of open positions which we need to fill in order to operate consistent with our strategy going forward. We may not be able to attract and retain qualified people to fill these open positions or replace or succeed members of our senior management team or other key personnel following the completion of the distribution or the separation of our business from MetLife or at any other time. Proposed rules implementing the executive compensation provisions of Dodd-Frank may limit the type and structure of compensation arrangements into which we may enter with certain of our employees and officers. In addition, proposed rules under Dodd-Frank would prohibit the payment of “excessive compensation” to our executives. These restrictions could negatively impact our ability to compete with other companies in recruiting and retaining key personnel.

Our ability to attract and retain highly qualified independent sales intermediaries for our products may also be negatively affected by our separation from MetLife. We may be required to lower the prices of our products, increase our sales commissions and fees, change long-term selling and marketing agreements and take other actions to maintain our relationship with our sales intermediaries and distribution partners, all of which could have an adverse effect on our financial condition and results of operations. We cannot accurately predict the effect that our separation from MetLife will have on our business, sales intermediaries, customers, distributors or associates who conduct our business. In addition, we may agree in the Master Separation Agreement with MetLife that for a certain period following the date of the Master Separation Agreement, subject to customary exceptions regarding prior associates who conduct our business, general solicitation and employees who contact us without being solicited, we will not solicit for employment certain current employees of MetLife or any of its affiliates. We cannot predict how this potential agreement not to solicit employees will impact our ability to attract and recruit associates necessary to the operation of our business.

Any failure to protect the confidentiality of client information could adversely affect our reputation and have a material adverse effect on our business, financial condition and results of operations

Pursuant to federal and state laws, various government agencies have established rules protecting the privacy and security of personal information. In addition, most states have enacted laws, which vary significantly from jurisdiction to jurisdiction, to safeguard the privacy and security of personal information. Many of the associates who conduct our business have access to, and routinely process, personal information of clients through a variety of media, including information technology systems. We rely on various internal processes and controls to protect the confidentiality of client information that is accessible to, or in the possession of, our company and our associates. It is possible that an associate could, intentionally or unintentionally, disclose or misappropriate confidential client information or our data could be the subject of a cybersecurity attack. If we fail to maintain adequate internal controls or if our associates fail to comply with our policies and procedures, misappropriation or intentional or unintentional inappropriate disclosure or misuse of client information could occur. Such internal control inadequacies or non-compliance could materially damage our reputation or lead to civil or criminal penalties, which, in turn, could have a material adverse effect on our business, financial condition and results of operations. In addition, we analyze customer data to better manage our business. There has been increased scrutiny, including from state regulators, regarding the use of “big data” techniques such as price optimization. We cannot predict what, if any, actions may be taken with regard to “big data,” but any inquiries could cause reputational harm and any limitations could have a material impact on our business, financial condition and results of operations.

We could face difficulties, unforeseen liabilities, asset impairments or rating actions arising from business acquisitions or dispositions

We may engage in dispositions and acquisitions of businesses. Such activity exposes us to a number of risks arising from (i) potential difficulties achieving projected financial results including the costs and benefits of integration or deconsolidation; (ii) unforeseen liabilities or asset impairments; (iii) the scope and duration of rights to indemnification for losses; (iv) the use of capital which could be used for other purposes; (v) rating agency reactions; (vi) regulatory requirements that could impact our operations or capital requirements; (vii) changes in statutory or GAAP accounting principles, practices or policies; and (viii) certain other risks specifically arising from activities relating to a legal entity reorganization.

Our ability to achieve certain financial benefits we anticipate from any acquisitions of businesses will depend in part upon our ability to successfully integrate such businesses in an efficient and effective manner. There may be liabilities or asset impairments that we fail, or are unable, to discover in the course of performing acquisition-related due diligence investigations. Furthermore, even for obligations and liabilities that we do discover during the due diligence process, neither the valuation adjustment nor the contractual protections we negotiate may be sufficient to fully protect us from losses.

We may from time to time dispose of business or blocks of in-force business through outright sales, reinsurance transactions or by alternate means. After a disposition, we may remain liable to the acquirer or to third parties for certain losses or costs arising from the divested business or on other bases. We may also not realize the anticipated profit on a disposition or incur a loss on the disposition. In anticipation of any disposition, we may need to restructure our operations, which could disrupt such operations and affect our ability to recruit key personnel needed to operate and grow such business pending the completion of such transaction. In addition, the actions of key employees of the business to be divested could adversely affect the success of such disposition as they may be more focused on obtaining employment, or the terms of their employment, than on maximizing the value of the business to be divested. Furthermore, transitional services or tax arrangements related to any such separation could further disrupt our operations and may impose restrictions, liabilities, losses or indemnification obligations on us. Depending on its particulars, a separation could increase our exposure to certain risks, such as by decreasing the diversification of our sources of revenue. Moreover, we may be unable to timely dissolve all contractual relationships with the divested business in the course of the proposed transaction, which may materially adversely affect our ability to realize value from the disposition. Such restructuring could also adversely affect our internal controls and procedures and impair our relationships with key customers, distributors and suppliers. An interruption or significant change in certain key relationships could materially affect our ability to market our products and could have a material adverse effect on our business, operating results and financial condition.

Risks Related to Our Separation from, and Continuing Relationship with, MetLife

MetLife may not complete the ultimate separation of our business as planned and may retain a significant ownership stake in Brighthouse for a period of time

On January 12, 2016, MetLife announced its plan to pursue the separation of a substantial portion of its U.S. retail business, including our business as part of its Accelerating Value Initiative. We, therefore, expect that MetLife will ultimately dispose of its remaining ownership interest in Brighthouse, representing no more than 19.9% of our outstanding common stock, as soon as practicable following the distribution, but in no event later than five years after the distribution. There can be no assurance regarding the method by which MetLife will dispose of its interest in us, as we expect it to seek to maximize overall value to its shareholders. Alternatives include a dividend distribution, one or more public offerings of its remaining shares of our common stock, or an offer to MetLife shareholders to exchange all or a portion of their MetLife shares for Brighthouse shares.

The disposition by MetLife of its remaining ownership interest in us may be subject to various conditions, including receipt of any necessary regulatory and other approvals, the existence of satisfactory market conditions, and the confirmation of credit and financial strength ratings. These conditions may not be satisfied or MetLife may decide for any other reason not to consummate the separation of our business and instead retain a significant ownership interest in Brighthouse for a period of time, not exceeding five years. Satisfying the conditions relating to such separation may require actions that MetLife has not anticipated. Any delay by MetLife in completing the separation could have a material adverse effect on our business and the market price for our common stock.

Our separation from MetLife could adversely affect our business and profitability due to MetLife’s strong brand and reputation

Prior to the completion of the distribution, as a wholly owned subsidiary of MetLife, we have marketed our products and services using the “MetLife” brand name and logo. We have also benefited from trademarks licensed in connection with the MetLife brand. We believe the association with MetLife has provided us with preferred status among our customers, vendors and other persons due to MetLife’s globally recognized brand, reputation for high quality products and services and strong capital base and financial strength.

Our separation from MetLife could adversely affect our ability to attract and retain customers, which could result in reduced sales of our products. In connection with the distribution, we expect to enter into the Intellectual Property Licensing Agreement and Master Separation Agreement with MetLife, pursuant to which we will have a license to use certain trademarks and the “MetLife” name in certain limited circumstances, including as part of a marketing tag line, for a transition period or otherwise to refer to our historic affiliation with MetLife on selected materials for a limited period of time following the completion of the distribution. See “Certain Relationships and Related Person Transactions —Agreements Between Us and MetLife — Master Separation Agreement — The separation of our business.” In connection with and following the consummation of the distribution, we have begun operational and legal work to rebrand to “Brighthouse.”

We have filed trademark applications to protect the Brighthouse Financial name and logo in the United States, and intend to file additional trademark applications in connection with our products. However, the registrations of these trademarks are not complete and they may ultimately not become registered. Our use of the Brighthouse Financial name for the Company or for our existing or any new products in the United States has been challenged by third parties, and we have become involved in legal proceedings to protect or defend our rights with respect to the Brighthouse Financial name and trademarks, all of which could have a material adverse effect on our business and results of operations. Although the parties to these proceedings have resolved this matter and dismissed the action, we are aware of other challenges to our trademarks that have not yet resulted in litigation.

As a result of our separation from MetLife, some of our existing policyholders, contract owners and other customers may choose to stop doing business with us, which could increase the rate of surrenders and withdrawals in our policies and contracts. In addition, other potential policyholders and contract owners may decide not to purchase our products because we no longer will be a part of MetLife.

The risks relating to our separation from MetLife could materialize or evolve at any time, including:

•	immediately upon the completion of the distribution, when MetLife’s beneficial ownership in our common stock will decrease to no more than 19.9%; and

•	when we ceased using the “MetLife” name and logo in our sales and marketing materials, which occurred when we delivered notices to our distributors and customers that the names of some of our insurance subsidiaries have changed.

The terms of our arrangements with MetLife may be more favorable than we would be able to obtain from an unaffiliated third party. We may be unable to replace the services MetLife provides to us in a timely manner or on comparable terms

We have, and after the distribution will continue to have, contractual arrangements, such as the Transition Services Agreement, Investment Management Agreements, the Intellectual Property License Agreement, the Investment Finance Services Agreements entered into in connection with the Investment Management Agreements and other agreements that require MetLife affiliates to provide certain services to us, including the receipt of certain IT services pursuant to software license agreements that MetLife affiliates have with certain third-party software vendors, and the provision of investment management and related accounting and reporting services by MetLife Investment Advisors LLC with respect to Brighthouse’s general and separate account investment portfolios. See “Certain Relationships and Related Person Transactions.” There can be no assurance that the services to be provided by the MetLife affiliates will be sufficient to meet our operational and business needs, that the MetLife affiliates will be able to perform such functions in a manner satisfactory to us or that any remedies available under these arrangements will be sufficient to us in the event of a dispute or non-performance. Upon termination or expiration of any agreement between us and MetLife affiliates, there can be no assurance that these services will be sustained at the same levels as they were when we were receiving such services from MetLife or that we will be able to obtain the same benefits from another provider or our indemnity rights from such third parties will not be limited. We may not be able to replace services and arrangements in a timely manner or on terms and conditions, including cost, as favorable as those we have previously received from MetLife. The agreements with the MetLife affiliates were entered into in the context of intercompany relationships that arose from enterprise-wide agreements with vendors, and we may have to pay higher prices for similar services from MetLife or unaffiliated third parties in the future.

The Brighthouse Board and its directors and officers may have limited liability to us and you for breach of fiduciary duty

We expect that our amended and restated certificate of incorporation will provide that none of our directors and officers will be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty, except for liability for breach of their duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, dividend payments or stock repurchases that are unlawful under Delaware law or any transaction in which a director has derived an improper personal benefit. See “Description of Capital Stock — Limitation of Liability and Indemnification of Directors and Officers.”

We expect to incur incremental costs as a separate, public company

Following the distribution, and once we cease to be a subsidiary of MetLife, we will need to replicate or replace certain functions, systems and infrastructure to which we will no longer have the same access. We will also need to make infrastructure investments in order to operate without the same access to MetLife’s existing operational and administrative infrastructure. These initiatives will involve substantial costs, the hiring and integration of a large number of new employees, and integration of the new and expanded operations and infrastructure with our existing operations and infrastructure and, in some cases, the operations and infrastructure of our partners and other third parties. It will also require significant time and attention from our senior management and others throughout the Company, in addition to their day-to-day responsibilities running the business. We expect that our operations and infrastructure will need to be developed to support functions that were previously provided by MetLife at the enterprise level. There can be no assurance that we will be able to establish and expand the operations and infrastructure to the extent required, in the time, or at the costs anticipated, and without disrupting our ongoing business operations in a material way, all of which could have a material adverse effect on our business and results of operations.

MetLife currently performs or supports many important corporate functions for our operations, including investor relations, public relations, advertising and brand management, corporate audit, certain risk management functions, corporate insurance, corporate governance and other services. Our combined financial statements reflect charges for these services. There can be no assurance that, following the completion of the distribution, these services will be sustained at the same levels as when we were receiving such services from MetLife or that we will be able to obtain the same benefits. When we begin to operate these functions independently, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs and our profitability may decline. In addition, our business has benefited from MetLife’s purchasing power when procuring goods and services. As a standalone company, we may be unable to obtain such goods and services at comparable prices or on terms as favorable as those obtained prior to the distribution, which could decrease our overall profitability. See “— The terms of our arrangements with MetLife may be more favorable than we would be able to obtain from an unaffiliated third party. We may be unable to replace the services MetLife provides to us in a timely manner or on comparable terms.”

After the distribution, we will have a very large number of shareholders which may impact the efficacy of shareholder votes and will result in increased costs

Under the plan of reorganization of MLIC, the MetLife Policyholder Trust was established to hold the shares of MetLife common stock allocated to eligible policyholders not receiving cash or policy credits under the plan. As of February 23, 2017, 162,077,300, or 14.9%, of the outstanding shares of MetLife common stock were held in the MetLife Policyholder Trust for the benefit of approximately three million trust beneficiaries. These trust beneficiaries are eligible to vote only on certain fundamental corporate actions of MetLife. The trustee of the MetLife Policyholder Trust votes on their behalf on all other matters in accordance with the recommendation of the MetLife Board.

Brighthouse will not have such a trust structure and, therefore, after the separation of our business from MetLife, all three million trust beneficiaries will become shareholders of Brighthouse, except to the extent that, upon application of the distribution ratio, they receive only cash in lieu of fractional shares. The addition of this large number of additional shareholders with full voting rights to our shareholder base may have a significant impact on matters brought to a shareholder vote and other aspects of our corporate governance. We will also incur increased costs in connection with a larger shareholder base. These costs may include mailing costs and vendor fees related to servicing the needs of these shareholders.

As a separate, public company, we expect to expend additional time and resources to comply with rules and regulations that do not currently apply to us

As a separate, public company, the various rules and regulations of the SEC, as well as the rules of the exchange on which we intend to list our common stock, will require us to implement additional corporate governance practices and adhere to a variety of reporting requirements. Compliance with these public company obligations will increase our legal and financial compliance costs and could place additional demands on our finance, legal and accounting staff and on our financial, accounting and information systems.

In particular, as a separate, public company, our management will be required to conduct an annual evaluation of our internal controls over financial reporting and include a report of management on our internal controls in our Annual Reports on Form 10-K. In addition, we will be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls over financial reporting pursuant to Auditing Standard No. 5. Under current rules, we would be subject to these requirements beginning with our annual report on Form 10-K for the year ending December 31, 2018. If we are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our common stock.

Our historical combined financial data are not necessarily representative of the results we would have achieved as a separate company and may not be a reliable indicator of our future results

Our historical combined financial data included in this information statement do not necessarily reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. For example, as described in “Recapitalization,” we are in the process of adjusting our capital structure to more closely align with U.S. public companies. As a result, financial metrics that are influenced by our capital structure, such as interest expense and return on equity, will not necessarily be indicative for historical periods of the performance we may achieve as a separate company following the distribution. In addition, significant increases may occur in our cost structure as a result of the distribution, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act of 2002. Also, as described in “Business — Our Brand,” we anticipate incurring substantial expenses in connection with rebranding our business following the distribution.

As a result of these matters, among others, it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.

We have agreed under the Master Separation Agreement with MetLife to indemnify MetLife, its directors, officers and employees and certain of its agents for liabilities relating to, arising out of or resulting from certain events relating to our business

The Master Separation Agreement will provide that, subject to certain exceptions, we will indemnify, hold harmless and defend MetLife (excluding any member of Brighthouse) and certain related individuals (generally including MetLife’s directors, officers and employees and certain agents), from and against all liabilities relating to, arising out of or resulting from certain events relating to our business. We cannot predict whether any event triggering this indemnity will occur or the extent to which we may be obligated to indemnify MetLife or such related individuals. In addition, the Master Separation Agreement will provide that, subject to certain exceptions, MetLife will indemnify, hold harmless and defend us and certain related individuals (generally including our directors, officers and employees and certain agents), from and against all liabilities relating to, arising out of or resulting from certain events relating to its business. See “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Master Separation Agreement — Provisions relating to indemnification and liability insurance.”

Risks Relating to the Distribution

If the distribution were to fail to qualify for non-recognition treatment for U.S. federal income tax purposes, then MetLife, we and our shareholders could be subject to significant tax liabilities

The distribution is conditioned on the receipt and continued validity as of the distribution date of the private letter ruling that MetLife has requested from the IRS regarding certain significant issues under the Code, and the receipt and continued validity of an opinion from tax counsel that the distribution will qualify for non-recognition of gain or loss to MetLife and MetLife’s shareholders pursuant to Sections 355 and 361 of the Code, except to the extent of cash received in lieu of fractional shares, each subject to the accuracy of and compliance with certain representations, assumptions and covenants therein.

Notwithstanding the receipt of the private letter ruling and the tax opinion, the IRS could determine that the distribution should be treated as a taxable transaction if it determines that any of the representations, assumptions or covenants on which the private letter ruling is based are untrue or have been violated. Furthermore, as part of the IRS’s policy, the IRS did not determine whether the distribution satisfies certain conditions that are necessary to qualify for non-recognition treatment. Rather, the private letter ruling is based on representations by MetLife and us that these conditions have been satisfied. The tax opinion will address the satisfaction of these conditions.

The tax opinion is not binding on the IRS or the courts, and there can be no assurance that the IRS or a court will not take a contrary position. In addition, the tax counsel will rely on certain representations and covenants to be delivered by MetLife and us.

If the IRS ultimately determines that the distribution is taxable, the distribution could be treated as a taxable dividend or capital gain to you for U.S. federal income tax purposes, and you could incur significant U.S. federal income tax liabilities. In addition, if the IRS ultimately determines that the distribution is taxable, MetLife and we could incur significant U.S. federal income tax liabilities, and we could have an indemnification obligation to MetLife. For a more detailed discussion, see “— We could have an indemnification obligation to MetLife if the distribution does not qualify for non-recognition treatment or if certain other steps that are part of the separation do not qualify for their intended tax treatment, which could materially adversely affect our financial condition” and “The Separation and Distribution — Material U.S. Federal Income Tax Consequences of the Distribution.”

We could have an indemnification obligation to MetLife if the distribution does not qualify for non-recognition treatment or if certain other steps that are part of the separation do not qualify for their intended tax treatment, which could materially adversely affect our financial condition

Generally, taxes resulting from the failure of the distribution to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on MetLife or MetLife’s shareholders and, under the Tax Separation Agreement, MetLife is generally obligated to indemnify us against such taxes if the failure to qualify for tax-free treatment results from any action or inaction after the completion of the distribution that is within MetLife’s control or if the failure results from any direct or indirect transfer of MetLife’s stock after the distribution. In addition, MetLife will generally bear tax-related losses due to the failure of certain steps that are part of the separation to qualify for their intended tax treatment. However, under the Tax Separation Agreement, we could be required, under certain circumstances, to indemnify MetLife and its affiliates against certain tax-related liabilities caused by those failures, to the extent those liabilities result from an action we or our affiliates take or from any breach of our or our affiliates’ representations, covenants or obligations under the Tax Separation Agreement. Events triggering an indemnification obligation under the Tax Separation Agreement include ceasing to actively conduct our business and events occurring after the distribution that cause MetLife to recognize a gain under Section 355(e) of the Code. See “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Tax Agreements — Tax Separation Agreement.”

We are required to pay MetLife for certain tax benefits, which amounts are expected to be material

In connection with the separation, certain deferred tax items are created which are considered to be attributable to MetLife. As a result, we will enter into a Tax Receivables Agreement with MetLife that will provide for the payment by us to MetLife of 86% of the amount of cash savings, if any, in U.S. federal income tax that we and our subsidiaries actually realize (or are deemed to realize under certain circumstances, as discussed in more detail below under the heading “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Tax Agreements — Tax Receivables Agreement”) as a result of the utilization of our and our subsidiaries’ net operating losses, capital losses, tax basis and amortization or depreciation deductions in respect of certain tax benefits we may realize as a result of certain transactions involved in the separation, together with interest accrued from the date the applicable tax return is due (without extension) until the date the applicable payment is due.

Estimating the amount of payments that may be made under the Tax Receivables Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual amount and utilization of net operating losses, tax basis and other tax attributes, as well as the amount and timing of any payments under the Tax Receivables Agreement, will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future. The Base Case Scenario has not assumed any benefit from the deferred taxes that are subject to the Tax Receivables Agreement.

If we breach any of our material obligations under the Tax Receivables Agreement or undergo a change of control as defined in the Tax Receivables Agreement, the Tax Receivables Agreement will terminate and we will be required to make a lump sum payment equal to the present value of expected future payments under the Tax Receivables Agreement, which payment would be based on certain assumptions, including those relating to our and our subsidiaries’ future taxable income. Additionally, if we or a direct or indirect subsidiary transfers any asset to a corporation with which we do not file a consolidated tax return, we will be treated as having sold that asset for its fair market value in a taxable transaction for purposes of determining the cash savings in income tax under the Tax Receivables Agreement. If we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a payment equal to the present value of future payments under the Tax Receivables Agreement attributable to the tax benefits of such subsidiary that is sold or disposed of, applying the assumptions described above. Any such payment resulting from a breach of material obligations, change of control, asset transfer or subsidiary disposition could be substantial and could exceed our actual cash tax savings.

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the transactions, which may reduce our strategic and operating flexibility

Even if the distribution otherwise qualifies for non-recognition of gain or loss under Section 355 of the Code, it may be taxable to MetLife, but not MetLife’s shareholders, under Section 355(e) of the Code if 50% or more (by vote or value) of our common stock or MetLife’s common stock is acquired as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of MetLife’s or our common stock within two years before or after the distribution are presumed to be part of such a plan, although MetLife or we may be able to rebut that presumption based on either applicable facts and circumstances or a “safe harbor” described in the tax regulations. These covenants and indemnity obligations may limit our ability to pursue strategic transactions or engage in new business or other transactions, such as a share repurchase program, that may maximize the value of our business, and might discourage or delay a strategic transaction that our shareholders may consider favorable. Any payments required under these indemnity obligations could be significant and could materially adversely affect our business, results of operations and financial condition. See “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Tax Agreements — Tax Separation Agreement.”

We may be unable to achieve some or all of the benefits that we expect to achieve from the separation and the cost of achieving such benefits may be more than we estimated

We believe that, as a separate, public company, we will be able to, among other matters, better focus our financial and operational resources on our specific business, growth profile and strategic priorities, design and implement corporate strategies and policies targeted to our operational focus and strategic priorities, streamline our processes and infrastructure to focus on our core manufacturing strengths, implement and maintain a capital structure designed to meet our specific needs and more effectively respond to industry dynamics. However, we may be unable to achieve some or all of these benefits. For example, in order to position ourselves for the distribution, we are undertaking a series of strategic, structural and process realignment and restructuring actions within our operations, including significant cost-cutting initiatives. These actions may not provide the cost benefits we currently expect, may cost more to achieve than we have estimated, and could lead to disruption of our operations, loss of, or inability to recruit, key personnel needed to operate and grow our businesses following the distribution. As a result, these actions could cause a weakening of our internal standards, controls or procedures and impairment of our key customer and supplier relationships. In addition, completion of the proposed distribution will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing our businesses. If we fail to achieve some or all of the benefits that we expect to achieve as a separate company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially and adversely affected.

We will incur substantial indebtedness in connection with the separation, and the degree to which we will be leveraged following completion of the distribution and separation may materially and adversely affect our results of operations and financial condition

We are incurring substantial indebtedness in connection with the separation and we will use a significant portion of the proceeds of this indebtedness to make a distribution to MetLife as partial consideration for MetLife’s transfer of assets to Brighthouse. The amount of indebtedness will allow us to achieve the following goals at the time of the distribution: (i) adequate liquidity at the Brighthouse holding company level; (ii) a debt-to-capital ratio of approximately 25%; and (iii) $2.0 billion to $3.0 billion of assets in excess of CTE95 to support our variable annuity contracts. We have historically relied upon MetLife for working capital requirements on a short-term basis and for other financial support functions. After the separation and the distribution, we will not be able to rely on MetLife’s earnings, assets or cash flow, and we will be responsible for servicing our own debt, obtaining and maintaining sufficient working capital and paying dividends.

Our ability to make payments on and to refinance our indebtedness, including the debt retained or incurred pursuant to the distribution as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash to meet our debt obligations in the future is sensitive to capital market returns, primarily due to our variable annuity business. See “Quantitative and Qualitative Disclosures About Market Risk — Market Risk - Fair Value Exposures” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Parent Company — Capital.” Overall, our ability to generate cash is subject to general economic, financial market, competitive, legislative, regulatory, client behavioral, and other factors that are beyond our control. We may not generate sufficient funds to service our debt and meet our business needs, such as funding working capital or the expansion of our operations. If we are not able to repay or refinance our debt as it becomes due, we may be forced to take disadvantageous actions, including significant business and legal entity restructuring, limited new business investment, selling assets or dedicating an unsustainable level of our cash flow from operations to the payment of principal and interest on our indebtedness. In addition, our ability to withstand competitive pressures and to react to changes in the insurance industry could be impaired. The lenders who hold our debt could also accelerate amounts due in the event that we default, which could potentially trigger a default or acceleration of the maturity of our other debt.

In addition, our substantial leverage could put us at a competitive disadvantage compared to our competitors that are less leveraged. These competitors could have greater financial flexibility to pursue strategic acquisitions and secure additional financing for their operations. Our substantial leverage could also impede our ability to withstand downturns in our industry or the economy in general. See “— Risks Related to our Business — We will incur significant indebtedness in connection with the separation that for a period of time will not provide us with liquidity or interest-expense tax deductions and the terms of which could restrict our operations and use of funds that may result in a material adverse effect on our results of operations and financial condition.”

After the distribution, certain of our directors and officers may have actual or potential conflicts of interest because of their MetLife equity ownership or their former MetLife positions

Certain of the persons who currently are, or who we expect to become, our executive officers and directors have been, and will be until the distribution, MetLife officers, directors or employees and, thus, will have professional relationships with MetLife’s executive officers, directors or employees. In addition, because of their former MetLife positions, following the distribution, certain of our directors and executive officers may own MetLife common stock, restricted stock or options to acquire shares of MetLife common stock, and, for some of these individuals, their individual holdings may be significant compared to their total assets. These relationships and financial interests may create, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for MetLife and us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between MetLife and us regarding the terms of the agreements governing the distribution and the separation, and the relationship thereafter between the companies.

Risks Relating to Our Common Stock and the Capital Markets

No market for our common stock currently exists and an active trading market may not develop or be sustained after the distribution

There is currently no public market for our common stock. We have applied to list our common stock on NASDAQ. We anticipate that before the distribution date, trading of shares of our common stock will begin on a “when-issued” basis and that trading will continue up to and including the distribution date. However, an active trading market for our common stock may not develop as a result of the distribution or may not be sustained in the future. The lack of an active market may make it more difficult for you to sell our shares and could lead to our share price being depressed or volatile. An inactive market may also impair our ability to raise capital by selling our common stock, motivate our employees and sales representatives through equity incentive awards, and acquire other companies, products or technologies by using our common stock as consideration.

Following the distribution, our stock price may fluctuate significantly

We cannot predict the prices at which our common stock may trade after the distribution. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our operating results due to factors related to our business;

•	success or failure of our business strategies;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	our ability to obtain financing as needed;

•	our announcements or our competitors’ announcements regarding new products or services, enhancements, significant contracts, acquisitions or strategic investments;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts;

•	failure to meet any guidance given by us or any change in any guidance given by us, or changes by us to our guidance practices;

•	the operating and stock price performance of other comparable companies;

•	investor perception of our company and the insurance industry;

•	speculation in the press or investment community;

•	our business profile, dividend policy or market capitalization may not fit the investment objectives of MetLife’s current shareholders;

•	actions by institutional stockholders and other large stockholders (including MetLife), including future sales of our common stock;

•	overall market fluctuations;

•	results from any material litigation or government investigation;

•	changes in laws, rules and regulations, including insurance laws and regulations, affecting our business;

•	changes in our customers’ preferences;

•	changes in capital gains taxes and taxes on dividends affecting shareholders;

•	epidemic disease, “Acts of God,” war and terrorist acts;

•	additions or departures of key personnel; and

•	general economic conditions and other external factors.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some MetLife shareholders and, as a result, these MetLife shareholders may sell our shares after the distribution. See “— Future sales could adversely affect the trading price of our common stock following the distribution.” Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could also adversely affect the trading price of our common stock.

We do not anticipate declaring or paying regular dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock

As a separate company, we do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. We currently intend to use our future earnings, if any, to pay debt obligations, to fund our growth, to develop our business, for working capital needs and for general corporate purposes. Therefore, you are not likely to receive any dividends on your common stock in the near term, and the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have received their shares. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of our Board of Directors and the payment of any future dividends or other distributions of capital will depend on many factors, including our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our Board deems relevant in making such a determination. In addition, the terms of the agreements governing the debt we have and expect to incur prior to, or debt that we may incur following, the distribution may limit or prohibit the payment of dividends. For more information, see “Dividend Policy.” There can be no assurance that we will establish a dividend policy or pay dividends in the future.

Future sales could adversely affect the trading price of our common stock following the distribution

All of the shares of our common stock will be freely tradable without restriction or further registration under the Securities Act unless the shares are owned by our “affiliates” as that term is defined in the rules under the Securities Act. Shares held by “affiliates” may be sold in the public market if registered or if they qualify for an exemption from registration under Rule 144 which is summarized under “Shares Eligible for Future Sale — Rule 144.” Further, we plan to file one or more registration statements to cover the shares issuable under our equity-based benefit plans. The common stock of MetLife is listed on the NYSE and included as a component of various indices, including the S&P 500 stock market index. After the separation, it is possible that some MetLife shareholders, including possibly some of MetLife’s large shareholders, will sell our common stock received in the distribution for various reasons, for example, if our business profile or market capitalization as a separate company does not fit their investment objectives, or — in the case of index funds — we are not a participant in the index in which they are investing.

In addition, after completion of the distribution, MetLife will retain no more than 19.9% of our total shares outstanding for a limited period of time. MetLife will dispose of such shares of our common stock that it owns no later than five years after the distribution. We will agree that, upon the request of MetLife, we will use our reasonable best efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock retained by MetLife to the extent that MetLife wishes to sell the shares of our common stock it retains. We will also have a large shareholder base of former MetLife policyholder trust beneficiaries, and it is not possible to predict whether or not those shareholders will wish to sell their shares of our common stock following the distribution.

The sales of significant amounts of shares our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock.

Your percentage ownership in Brighthouse may be diluted in the future

Your percentage ownership in Brighthouse may be diluted in the future because of equity awards that we expect to grant to our directors, officers and employees. Prior to the distribution, we expect to approve equity incentive plans that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments we may make in the future or for currently unanticipated future development or unforeseen circumstances, given uncertainties related to our business.

State insurance laws and Delaware corporate law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock

State laws may delay, deter, prevent or render more difficult a takeover attempt that our shareholders might consider in their best interests. For example, such laws may prevent our shareholders from receiving the benefit from any premium to the market price of our common stock offered by a bidder in a takeover context.

The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination involving the Company. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if the Brighthouse Board decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our insurance subsidiaries. In addition, the Investment Company Act of 1940, as amended (the “Investment Company Act”), would require approval by the contract owners of our variable contracts in order to effectuate a change of control of any affiliated investment advisor to a mutual fund underlying our variable contracts, including Brighthouse Investment Advisers, LLC (“Brighthouse Advisers”), formerly known as MetLife Advisers LLC (“MetLife Advisers”). Further, FINRA approval would be necessary for a change of control of any broker-dealer that is a direct or indirect subsidiary of Brighthouse.

Section 203 of the Delaware General Corporation Law (the “DGCL”) may affect the ability of an “interested stockholder” to engage in certain business combinations, including mergers, consolidations or acquisitions of additional shares, for a period of three years following the time that the stockholder becomes an “interested stockholder.” An “interested stockholder” is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation.

THE SEPARATION AND DISTRIBUTION

Background

Prior to MetLife’s distribution of the shares of our common stock to its shareholders, MetLife will undertake a series of internal transactions described under “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions” (the “restructuring”). In the third quarter of 2016, MetLife reorganized its businesses into six segments: U.S.; Asia; Latin America; Europe, the Middle East and Africa (“EMEA”); MetLife Holdings; and Brighthouse Financial. In addition, MetLife will continue to report certain of its results of operations in Corporate & Other. Following the restructuring, MetLife will conduct the following businesses:

•	the remaining portions of MetLife’s former Retail segment, which MetLife does not plan to separate and include in Brighthouse, which will include the life and annuity business sold through MLIC, GALIC and MTL, including the MLIC pre-demutualization closed block. These businesses are reflected in its MetLife Holdings segment that consists of operations relating to products and businesses no longer actively marketed by MetLife in the United States. This segment also includes the long-term care business, previously reported as part of MetLife’s former GVWB segment, and the reinsurance treaty relating to MetLife’s former Japan joint venture, previously reported in Corporate & Other;

•	the Property & Casualty business, the Retirement & Income Solutions business (formerly known as Corporate Benefit Funding) and the Group Benefits business (consisting of the remaining components of the former GVWB business, including the individual disability insurance business previously reported in MetLife’s former Retail segment), which are reflected in its U.S. segment;

•	the U.S. Direct business, previously reported as part of the Latin America segment, which was disaggregated and is reported in its U.S. segment and in Corporate & Other; and

•	its Asia and EMEA segments.

Following the restructuring, we will conduct our business principally through the following life insurance company subsidiaries of MetLife as well as several other legal entities which support the issuance, sale and marketing of our life insurance and annuity products:

•	Brighthouse Life Insurance Company, formerly known as MetLife Insurance Company USA, our largest insurance operating entity, which is domiciled in Delaware and licensed to write business in 49 states;

•	NELICO, which is domiciled in Massachusetts and licensed to write business in all 50 states; and

•	Brighthouse Life Insurance Company of NY, formerly known as First MetLife Investors Insurance Company, which is domiciled in New York and licensed to write business in New York, and which is expected to be a subsidiary of Brighthouse Insurance.

In addition, certain specified assets and liabilities will be allocated between MetLife and us as described under “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions.”

Reasons for the Distribution

The separation is motivated in whole or in substantial part by the following corporate business purposes:

•	To facilitate investors’ ability to independently value Brighthouse and MetLife based on their respective operational and financial characteristics.

•	To enable MetLife to address certain regulatory issues, including MetLife’s potential redesignation as a non-bank systemically important financial institution, as well as the new DOL Fiduciary Rule.

•	To increase the predictability of distributable cash flows for MetLife over time as part of MetLife’s Accelerating Value strategic initiative and allow Brighthouse to make the necessary decisions and investments to serve the U.S. retail marketplace.

•	To enable Brighthouse to take advantage of a retail dedicated platform to increase responsiveness to the needs of our customers and distribution partners.

When and how you will Receive Brighthouse Shares

MetLife will distribute to its shareholders, pro rata, [●] shares of our common stock for every [●] shares of MetLife common stock outstanding as of [●], 2017, the record date of the distribution.

Prior to the distribution, MetLife will deliver all of the issued and outstanding shares of our common stock to the distribution agent. [●] will serve as distribution agent in connection with the distribution of our common stock and as transfer agent and registrar for our common stock.

If you own MetLife common stock as of the close of business on [●], 2017, the shares of our common stock that you may be entitled to receive in the distribution will be issued to your account as follows:

•	Registered shareholders. If you own your shares of MetLife common stock directly, either through an account with MetLife’s transfer agent or if you hold physical stock certificates, you are a registered shareholder. In this case, our transfer agent will credit the whole shares of our common stock you receive in the distribution by way of direct registration in book-entry form under the DRS to your DRS account on or shortly after the distribution date. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the distribution. The transfer agent will keep a record of your shares of our common stock on our record of owners. You will be able to access information regarding your DRS account holding the Brighthouse shares at [●], using the following website [●] or via our transfer agent’s interactive voice response system at [●].

If you are entitled to receive whole shares of our common stock in the distribution, promptly after the distribution date, the distribution agent will mail to you a DRS account statement and a check for any cash in lieu of fractional shares you would otherwise have been entitled to receive. See “— Treatment of Fractional Shares.” The DRS account statement will indicate the number of whole shares of our common stock that have been registered in book-entry form under the DRS in your name.

•	“Street name” or beneficial shareholders. If you own your shares of MetLife common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the distribution on or shortly after the distribution date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in street name.

•	Trust beneficiaries. If you are a beneficiary of the MetLife Policyholder Trust established in connection with the demutualization of MLIC in April 2000, the trustee of the MetLife Policyholder Trust is the record owner of the shares of MetLife common stock to which you are beneficially entitled consistent with your beneficial interests, or “trust interests,” in the MetLife Policyholder Trust. In this case, the trustee will transfer any whole shares of our common stock you receive in the distribution to the custodian of the MetLife Policyholder Trust, which in turn will transfer shares to our transfer agent. The transfer agent will issue such shares electronically to you by way of direct registration in book-entry form under the DRS. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to shareholders, as is the case in the distribution. The transfer agent will keep a record of your shares of our common stock on our record of owners. You will be able to access information regarding your DRS account holding the Brighthouse shares at [●], using the following website [●] or via our transfer agent’s interactive voice response system at [●].

If you are entitled to receive whole shares of our common stock in the distribution, promptly after the distribution date, the distribution agent will mail to you a DRS account statement. The DRS account statement will indicate the number of whole shares of our common stock that have been registered in book-entry form under the DRS in your name, and will be accompanied by a check for any cash in lieu of any fractional shares you would otherwise have been entitled to receive.

The distribution agent will distribute only whole shares of our common stock. See “— Treatment of Fractional Shares” for more information about the treatment of fractional shares you may be entitled to receive in the distribution.

If you sell any of your shares of MetLife common stock on or before the distribution date, the buyer of those shares, and not you, may in some circumstances be entitled to receive the shares of our common stock issuable in respect of the shares sold, as well as any cash in lieu of fractional shares. See “— Trading Prior to the Distribution Date” for more information.

Under the DRS, you will be able to request that the transfer agent sell your shares of our common stock; such a sale would be at your expense. If you will be receiving whole shares of our common stock in the distribution, you will receive a description of the DRS, including how such a sale may be requested and accomplished by the transfer agent, together with the DRS account statement described above.

We are not asking MetLife shareholders to take any action in connection with the distribution. No shareholder approval of the distribution is required. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to surrender any of your shares of MetLife common stock for shares of our common stock. The number of outstanding shares of MetLife common stock will not change as a result of the distribution.

Number of Shares You Will Receive

On the distribution date, you will receive [●] shares of our common stock for every [●] shares of MetLife common stock you owned as of the record date.

Treatment of Fractional Shares

The distribution agent will not distribute fractional shares of our common stock in connection with the distribution. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell, or cause to be sold, the whole shares in the open market at prevailing market prices on behalf of MetLife shareholders who would otherwise have been entitled to receive fractional shares. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will sell, or cause to be sold, these aggregated fractional shares commencing on the first trading day after the distribution date. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either MetLife or us.

The distribution agent will send to each registered holder of MetLife common stock entitled to fractional shares a check in the cash amount deliverable in lieu of the fractional shares to which that holder would have otherwise been entitled in the distribution promptly following the distribution date. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. If you are a beneficiary of the MetLife Policyholder Trust, the trustee will receive, on your behalf, cash in lieu of any fractional shares you would otherwise have been entitled to receive in the distribution; the trustee will transfer such cash to the custodian of the trust, which in turn will transfer such cash to the distribution agent, which will issue a check to you. No interest will be paid on any cash you receive in lieu of fractional shares. The cash you receive in lieu of fractional shares will generally be taxable to you. See “— Material U.S. Federal Income Tax Consequences of the Distribution” below for more information.

Results of the Distribution

After the distribution, we will be a separate, publicly traded company. Immediately following the distribution, we expect to have approximately [●] holders of shares of our common stock and approximately [●] shares of our common stock outstanding, based on the number of MetLife shareholders and shares of MetLife common stock outstanding on [●], 2017. The actual number of shares of our common stock MetLife will distribute in the distribution will depend on the actual number of shares of MetLife common stock outstanding on the record date, and will reflect any issuance of new shares or exercises of outstanding options pursuant to MetLife’s equity plans on or prior to the record date. The distribution will not affect the number of outstanding shares of MetLife common stock or any rights of MetLife shareholders, although, assuming no significant intervening events, we expect the trading price of shares of MetLife common stock immediately following the distribution to be lower than immediately prior to the distribution because MetLife’s trading price will no longer reflect the value of Brighthouse. Furthermore, until the market has fully analyzed the value of MetLife without Brighthouse, the price of shares of MetLife common stock may fluctuate.

Prior to the distribution, we intend to enter into a Master Separation Agreement and several other agreements with MetLife related to the distribution. These agreements will govern the relationship between MetLife and us up to and after completion of the distribution and allocate between MetLife and us various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Person Transactions.”

Listing and Trading of our Common Stock

As of the date of this information statement, we are a wholly owned subsidiary of MetLife. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the distribution. See “— Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We have applied to list our shares of common stock on NASDAQ under the symbol “BHF”. Following the distribution, MetLife common stock will continue to trade on the NYSE under the symbol “MET”.

Neither we nor MetLife can assure you as to the trading price of MetLife common stock or our common stock after the distribution, or as to whether the combined trading prices of MetLife common stock and our common stock after the distribution will be less than, equal to or greater than the trading prices of MetLife common stock prior to the distribution. The trading price of our common stock may fluctuate significantly following the distribution. See “Risk Factors — Risks Relating to Our Common Stock and the Capital Markets” for more detail.

The shares of our common stock distributed to MetLife shareholders, including trust beneficiaries, will be freely transferable, unless you are considered our “affiliate” under Rule 144 under the Securities Act. Persons who can be considered our affiliates after the distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of MetLife on the distribution date may be deemed to be our affiliates. Our affiliates will be permitted to sell their shares of our common stock only pursuant to a registration statement that the SEC has declared effective under the Securities Act or under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the record date for the distribution and continue up to and including the distribution date. When-issued trading refers to a sale or purchase made conditionally on or before the distribution date because the securities of the spun-off entity have not yet been distributed. If you own shares of MetLife common stock on the record date, you will be entitled to receive shares of our common stock in the distribution. You may trade this entitlement to receive shares of our common stock, without the shares of MetLife common stock you own, on the when-issued market. We expect when-issued trades of our common stock to settle within four trading days after the distribution date. On the first trading day following the distribution date, we expect that when-issued trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the record date and continuing up to and including the distribution date, there will be two markets in MetLife common stock: a “regular-way” market and an “ex-distribution” market. Shares of MetLife common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the distribution. Therefore, if you sell shares of MetLife common stock in the regular-way market up to and including the distribution date, you will be selling your right to receive shares of our common stock in the distribution. However, if you own shares of MetLife common stock on the record date and sell those shares in the ex-distribution market up to and including the distribution date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the distribution.

Following the distribution date, we expect shares of our common stock to be listed on NASDAQ under the trading symbol “BHF”. If when-issued trading occurs, the listing for our common stock is expected to be under a trading symbol different from our regular-way trading symbol. We will announce our when-issued trading symbol when and if it becomes available. If the distribution does not occur, all when-issued trading will be null and void.

Conditions to the Distribution

We expect that the distribution will be effective on the distribution date; provided that the following conditions have been satisfied or the MetLife Board has waived the conditions. MetLife may waive, subject to applicable law, any of the following conditions, unless otherwise noted:

•	the MetLife Board will, in its sole and absolute discretion, have authorized and approved:

•	the restructuring (as described under “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions”);

•	any other transfers of assets and assumptions of liabilities contemplated by the Master Separation Agreement and any related agreements; and

•	the distribution, and will not have withdrawn that authorization and approval;

•	the MetLife Board will have declared the distribution of shares of our common stock to MetLife’s shareholders;

•	the SEC will have declared the registration statement on Form 10, of which this information statement is a part, effective under the Exchange Act; no stop order suspending the effectiveness of the registration statement will be in effect; no proceedings for that purpose will be pending before or threatened by the SEC and notice of Internet availability of this information statement or this information statement will have been mailed to MetLife’s shareholders; MetLife may not waive this condition;

•	NASDAQ will have accepted our common stock for listing, subject to official notice of issuance;

•	the restructuring (as described under “Formation of Brighthouse and the Restructuring” and “Certain Relationships and Related Person Transactions”) will have been completed;

•	the change of control of Brighthouse Insurance, NELICO and Brighthouse Insurance NY as a result of the distribution will have been approved by the insurance regulatory authorities in Delaware, Massachusetts and New York, the states of domicile of Brighthouse Insurance, NELICO and Brighthouse Insurance NY, respectively; MetLife may not waive this condition;

•	MetLife will have received a private letter ruling from the IRS, in form and substance satisfactory to MetLife in its sole and absolute discretion subject to the accuracy of and compliance with certain representations, assumptions and covenants, regarding certain significant issues under the Code and the private letter ruling will remain in effect as of the distribution date;

•	MetLife will have received an opinion from tax counsel, in form and substance satisfactory to MetLife in its sole and absolute discretion, to the effect that, subject to the accuracy of and compliance with certain representations, assumptions and covenants, the distribution will qualify for non-recognition of gain or loss to MetLife and MetLife’s shareholders pursuant to Sections 355 and 361 of the Code, except to the extent of cash received in lieu of fractional shares;

•	no order, injunction or decree that would prevent the consummation of the distribution will be threatened, pending or issued (and still in effect) by any governmental entity of competent jurisdiction, no other legal restraint or prohibition preventing the consummation of the distribution will be in effect, and no other event outside the control of MetLife will have occurred or have failed to occur that would prevent the consummation of the distribution; MetLife may not waive this condition;

•	no other events or developments will have occurred prior to the distribution that, in the judgment of the MetLife Board, would result in the distribution having a material adverse effect on MetLife or its shareholders; and

•	MetLife and we will have executed and delivered the Master Separation Agreement, Registration Rights Agreement, Transition Services Agreement, certain services agreements, Intellectual Property License Agreement, Tax Receivables Agreement, Tax Separation Agreement, and all other ancillary agreements related to the distribution.

The fulfillment of the above conditions will not create any obligation on MetLife’s part to effect the distribution and MetLife may cancel the distribution even if all conditions have been satisfied. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock, the SEC’s declaration of the effectiveness of the registration statement, in connection with the distribution, and state insurance department approval of the separation and restructuring. MetLife has the right not to complete the distribution if, at any time, the MetLife Board determines, in its sole and absolute discretion, that the distribution is not in the best interests of MetLife or its shareholders or is otherwise not advisable.

Reasons for Furnishing this Information Statement

We are furnishing this information statement solely to provide information to MetLife’s shareholders who will receive shares of our common stock in the distribution. You should not construe this information statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of MetLife. We believe that the information contained in this information statement is accurate as of the date set forth on the cover. Changes to the information contained in this information statement may occur after that date, and neither MetLife nor we undertake any obligation to update the information except as otherwise may be required by law or in the normal course of MetLife’s and our public disclosure obligations and practices.

Material U.S. Federal Income Tax Consequences of the Distribution

The following is a summary of the material U.S. federal income tax consequences of the distribution. This discussion is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of these laws, in each case as in effect and available as of the date of this information statement, all of which are subject to change at any time, possibly with retroactive effect. Any change of this nature could affect the tax consequences described below.

The distribution is conditioned on the receipt and continued validity as of the date of distribution of a private letter ruling from the IRS in form and substance satisfactory to MetLife in its sole and absolute discretion, regarding certain significant issues under the Code and an opinion of MetLife’s tax counsel, which taken as a whole, provides that the distribution will qualify for non-recognition of gain or loss to MetLife and MetLife’s shareholders pursuant to Sections 355 and 361 of the Code, except to the extent of cash received in lieu of fractional shares, each subject to the accuracy of and compliance with certain representations, assumptions and covenants.

Although a private letter ruling is generally binding on the IRS, the continued validity of a ruling is subject to the accuracy of and compliance with the representations, assumptions and covenants made by MetLife and us in the ruling request. If the representations or assumptions made in the private letter ruling request are untrue or incomplete in any material respect, then MetLife will not be able to rely on this ruling.

The opinion of tax counsel will rely on the private letter ruling as to matters covered by the ruling. The opinion will assume that the distribution will be completed according to the terms of the Master Separation Agreement, Tax Separation Agreement and Tax Receivables Agreement and that the parties will report the transactions in a manner consistent with the opinion. The opinion will rely on the facts as stated in the Master Separation Agreement, the Tax Separation Agreement and ancillary agreements, this information statement and a number of other documents. In rendering the opinion, the nationally recognized accounting firm will require and rely on representations and covenants from MetLife and us to be delivered at the time of closing (and will assume that any such representation that is qualified by belief, knowledge or materiality is true, correct and complete without such qualification). If any of the representations or assumptions were untrue or incomplete in any material respect, any covenants were not complied with, or the facts on which the opinion is based were materially different from the facts at the time of the transactions, the conclusions in the opinion may not be correct. The nationally recognized accounting firm will have no obligation to advise us or our shareholders of changes in its opinion after the distribution date due to any subsequent changes in the matters stated, represented or assumed in the opinion or any subsequent changes in the applicable law. Opinions of tax counsel are not binding on the IRS. As a result, the IRS could challenge the conclusions expressed in the opinion of tax counsel, and if the IRS prevails in its challenge, the tax consequences to you could be materially less favorable than those described below.

The opinion will be based on statutory, regulatory and judicial authority existing as of the date of the opinion, any of which may be changed at any time with retroactive effect. Neither the opinion nor the ruling will address any state, local or foreign tax consequences of the distribution. The distribution may be taxable to you under state, local or foreign tax laws.

Tax consequences of the distribution for U.S. holders

This discussion is limited to holders of MetLife common stock that are U.S. holders, as defined immediately below, that hold their MetLife common stock as a capital asset. A “U.S. holder” is a beneficial owner of MetLife common stock that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it was treated as a domestic trust under the law in effect before 1997 and a valid election is in place under applicable Treasury Regulations.

This discussion does not address all tax considerations that may be relevant to U.S. holders in light of their particular circumstances, nor does it address the consequences to U.S. holders subject to special treatment under the U.S. federal income tax laws, including but not limited to:

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	banks, financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons who acquired MetLife common stock pursuant to the exercise of employee stock options or otherwise as compensation;

•	holders who own, or are deemed to own, at least 10% or more, by voting power or value, of MetLife equity;

•	holders who own MetLife common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. federal income tax purposes;

•	former citizens or long-term residents of the United States;

•	holders who are subject to the alternative minimum tax; and

•	persons that own MetLife common stock through partnerships or other pass-through entities.

This discussion does not address any state, local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. federal income tax purposes, holds MetLife common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to its tax consequences.

THIS SUMMARY IS FOR GENERAL INFORMATION PURPOSES ONLY, AND IT IS NOT INTENDED TO BE, AND IT SHOULD NOT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.

YOU SHOULD CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL, AS WELL AS FOREIGN, INCOME AND OTHER TAX CONSEQUENCES OF THE DISTRIBUTION.

Assuming the receipt and continued validity of the private letter ruling and subject to qualifications and limitations described in this information statement (including the discussion below relating to the receipt of cash in lieu of fractional shares) and the opinion from tax counsel that for U.S. federal income tax purposes the consequences of the distribution will be as described below:

•	A U.S. holder will not recognize any gain or loss, and will not include any amount in income, upon receiving our common stock in the distribution;

•	Each U.S. holder’s aggregate basis in its MetLife common stock and our common stock received in the distribution (including any fractional shares to which the U.S. holder would be entitled) will equal the aggregate basis the U.S. holder had in the MetLife common stock immediately prior to the distribution, allocated in proportion to the fair market value of each; and

•	Each U.S. holder’s holding period in our common stock received in the distribution will include the U.S. holder’s holding period in its MetLife common stock on which the distribution was made, provided that the MetLife common stock is owned as a capital asset on the date of the distribution.

U.S. holders that have acquired different blocks of MetLife common stock at different times or at different prices should consult their tax advisors regarding the allocation of their aggregate adjusted basis among, and their holding period of, shares of our common stock distributed with respect to such blocks of MetLife common stock. Fair market value generally is the price at which a willing buyer and a willing seller, neither of whom is under any compulsion to buy or to sell and both having reasonable knowledge of the facts, would exchange property. U.S. federal income tax law does not specifically prescribe how U.S. holders should determine the fair market values of MetLife common stock and our common stock for purposes of allocating basis. You should consult your tax advisor to determine what measure of fair market value is appropriate.

Cash in lieu of fractional shares

If a U.S. holder receives cash in lieu of a fractional share of common stock in the distribution, the U.S. holder will be treated as though it first received a distribution of the fractional share in the distribution and then sold it for the amount of cash it actually receives. Provided the fractional share is considered to be held as a capital asset, the U.S. holder will generally recognize capital gain or loss measured by the difference between the cash received for the fractional share and the tax basis in that fractional share, determined as described above. The capital gain or loss will be a long-term capital gain or loss if the U.S. holder’s holding period for the MetLife common stock, with respect to which the U.S. holder received the fractional share, is more than one year on the distribution date.

Tax consequences for U.S. holders if the distribution fails to qualify for non-recognition treatment

If the distribution does not qualify for non-recognition treatment, each U.S. holder who receives our common stock in the distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock it receives (including any fractional shares received), which would generally result in:

•	a taxable dividend to the extent of the U.S. holder’s ratable share of MetLife’s current and accumulated earnings and profits, as increased to reflect the gain (if any) recognized by MetLife on a taxable distribution;

•	a reduction in the U.S. holder’s basis (but not below zero) in MetLife common stock to the extent the amount received exceeds the U.S. holder’s share of MetLife’s earnings and profits; and

•	a taxable gain from the exchange of MetLife common stock to the extent the amount it receives exceeds both the U.S. holder’s share of MetLife’s earnings and profits and the basis in the U.S. holder’s MetLife common stock.

Any amounts withheld in respect of taxes from the payments of cash in lieu of fractional shares will be taken into account in determining each U.S. holder’s tax liability if the distribution does not qualify for non-recognition treatment.

Information reporting and backup withholding

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding,” unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations and non-U.S. holders will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s U.S. federal income tax liability if the required information is supplied to the IRS.

U.S. Treasury Regulations require each U.S. holder that immediately before the distribution owned 5% or more (by vote or value) of the total outstanding stock of MetLife to attach to its U.S. federal income tax return for the year in which our common stock is received a statement setting forth certain information related to the distribution.

Tax consequences for MetLife, of the distribution

Assuming the receipt and continued validity of the private letter ruling and subject to qualifications and limitations set forth therein and in the tax opinion, tax counsel is of the opinion that, for U.S. federal income tax purposes, the distribution will qualify for non-recognition of gain or loss to MetLife under Sections 355 and 361 of the Code.

Tax consequences for MetLife, if the distribution fails to qualify for non-recognition treatment

If the distribution does not qualify for non-recognition treatment, MetLife would recognize taxable gain (if any) equal to the excess of the fair market value of our common stock distributed to MetLife’s shareholders over MetLife’s tax basis in our common stock.

Tax consequences to beneficiaries of the MetLife Policyholder Trust of a distribution of our common stock from the trust

Provided that the MetLife Policyholder Trust is treated as a “grantor trust” for federal income tax purposes at the time of the distribution, a beneficiary of the MetLife Policyholder Trust will not recognize gain or loss for federal income tax purposes as a result of the distribution of shares of our common stock from the MetLife Policyholder Trust to the beneficiary. For a discussion of the tax consequences of the distribution to the MetLife Policyholder Trust, see “— Material U.S. Federal Income Tax Consequences of the Distribution — Tax consequences of the distribution for U.S. holders.”

Indemnification obligation

Even if the distribution otherwise qualifies for non-recognition of gain or loss under Section 355 of the Code, it may be taxable to MetLife, but not MetLife’s shareholders, under Section 355(e) of the Code if 50% or more (by vote or value) of our common stock or MetLife’s common stock is acquired as part of a plan or series of related transactions that include the distribution. For this purpose, any acquisitions of MetLife’s or our common stock within two years before or after the distribution are presumed to be part of such a plan, although MetLife or we may be able to rebut that presumption based on either applicable facts and circumstances or a “safe harbor” described in the tax regulations. If such an acquisition of MetLife’s or our common stock triggers the application of Section 355(e) of the Code, MetLife would recognize a gain equal to the excess (if any) of the fair market value of our common stock it holds immediately before the completion of the distribution over MetLife’s tax basis in that stock.

Generally, taxes resulting from the failure of the distribution to qualify for non-recognition treatment for U.S. federal income tax purposes would be imposed on MetLife or MetLife’s shareholders, and MetLife would generally be obligated to indemnify us against such taxes under the Tax Separation Agreement. However, under the Tax Separation Agreement, we could be required, under certain circumstances, to indemnify MetLife and its affiliates against all tax-related liabilities caused by such a failure, to the extent those liabilities result from an action we or our affiliates take or from any breach of our or our affiliates’ representations, covenants or obligations under the Tax Separation Agreement or any other agreement we enter into in connection with the distribution. Events triggering an indemnification obligation under the agreement include events occurring after the distribution that cause MetLife to recognize a gain under Section 355(e) of the Code. See “Risk Factors —Risks Relating to the Distribution — We could have an indemnification obligation to MetLife if the distribution does not qualify for non-recognition treatment or if certain other steps that are part of the separation do not qualify for their intended tax treatment, which could materially adversely affect our financial condition” and “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Tax Agreements — Tax Separation Agreement.”

Results of the Distribution

After the distribution, we will be a separate, publicly traded company. Immediately following the distribution, we expect to have approximately [●] holders of shares of our common stock and approximately [●] shares of our common stock outstanding, based on the number of MetLife shareholders and shares of MetLife common stock outstanding on [●], 2017. The actual number of shares of our common stock MetLife will distribute in the distribution will depend on the actual number of shares of MetLife common stock outstanding on the record date, and will reflect any issuance of new shares or exercises of outstanding options pursuant to MetLife’s equity plans on or prior to the record date. The distribution will not affect the number of outstanding shares of MetLife common stock or any rights of MetLife shareholders, although, assuming no intervening events, we expect the trading price of shares of MetLife common stock immediately following the distribution to be lower than immediately prior to the distribution because MetLife’s trading price will no longer reflect the value of Brighthouse. Furthermore, until the market has fully analyzed the value of MetLife without Brighthouse, the price of shares of MetLife common stock may fluctuate.

Prior to the distribution, we intend to enter into a Master Separation Agreement and several other agreements with MetLife related to the distribution. These agreements will govern the relationship between MetLife and us up to and after completion of the distribution and allocate between MetLife and us various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife”

FORMATION OF BRIGHTHOUSE AND THE RESTRUCTURING

Our History

Brighthouse will own, directly or indirectly, certain subsidiaries of MetLife, including Brighthouse Insurance, Brighthouse Insurance NY, NELICO, Brighthouse Advisers, an affiliated reinsurance company and other entities. Prior to the distribution, these entities were directly or indirectly wholly owned by MetLife, Inc., a global insurance holding company with a corporate history reaching back to 1868.

These companies (other than newly formed entities formed in connection with the separation) were part of MetLife’s former Retail segment and were the primary vehicles for issuing new individual life insurance policies and annuities. The retail life insurance policies and annuity contracts issued by MLIC, which is MetLife’s primary operating entity in the United States, will be retained by MetLife and neither MLIC nor such policies will be included in Brighthouse or be part of the restructuring transactions. The aggregate general account assets were $135.5 billion and the separate account assets were $48.8 billion for the portion of MetLife’s former Retail segment remaining with MetLife as part of its MetLife Holdings segment as of December 31, 2016, respectively.

NELICO and Brighthouse Insurance became part of MetLife through acquisitions and have undergone a number of restructuring transactions to arrive at their current state.

In 1996, MetLife acquired NELICO, an insurance company licensed to issue insurance policies in all 50 states, which had a strong presence in the higher end of the market focused on retirement savings and estate planning. Over a decade ago, MetLife expanded its distribution efforts with third-party independent distributors, selling products issued from MetLife Investors USA Insurance Company (“MLI-USA”).

On July 1, 2005, MetLife acquired The Travelers Insurance Company (“Travelers”), excluding certain assets, most significantly, Primerica, from Citigroup Inc. (“Citigroup”), and substantially all of Citigroup’s international insurance businesses, making MetLife the largest individual life insurer in North America based on sales. As part of this acquisition, MetLife acquired Travelers’ Connecticut domiciled life insurance company with a corporate history that dates back to 1863, which was subsequently renamed MetLife Insurance Company of Connecticut (“MICC”).

In November 2014, MetLife undertook several actions to effect a merger of several entities to form MetLife USA, now Brighthouse Insurance, which will be the principal operating entity of Brighthouse. These actions included the re-domestication of MICC from Connecticut to Delaware and change of its name to MetLife Insurance Company USA. MICC then merged with its subsidiary, MLI-USA, and its affiliate, MetLife Investors Insurance Company (“MLIIC”), each a U.S. insurance company that issued variable annuity products in addition to other products, and with Exeter Reassurance Company, Ltd. (“Exeter”), a former offshore, internal reinsurance subsidiary of MetLife, Inc. and affiliate of MICC that mainly reinsured guarantees associated with variable annuity products (the “mergers”). The surviving entity of the mergers was MetLife USA, now Brighthouse Insurance. Brighthouse Insurance is licensed to issue insurance policies and annuity products in 49 states. At the time of the distribution, we anticipate that Brighthouse Insurance will be our largest operating company.

Over the last four years, MetLife has implemented certain operational and structural changes with respect to its former Retail segment. These actions include, (1) the operation of our business as an integrated functional unit within MetLife with its own dedicated management team, (2) relocating our senior management team and a material portion of each of our business functions to our Charlotte, North Carolina corporate center, (3) selling MPCG, our proprietary distribution channel of approximately 3,900 advisors and 2,000 support employees, and (4) completing our transition to an independent distribution channel.

On March 6, 2017, MetLife Insurance Company USA changed its name to Brighthouse Life Insurance Company (“Brighthouse Insurance”) and First MetLife Investors Insurance Company changed its name to Brighthouse Life Insurance Company of NY (“Brighthouse Insurance NY”).

The chart below reflects a simplified depiction of MetLife’s current ownership of the entities that will comprise Brighthouse. MetLife, Inc. is the record and beneficial holder of our outstanding shares.

Legend: Non-shaded entities will constitute Brighthouse.

Formation of Brighthouse

Formation and Contribution Transactions

Brighthouse Financial, Inc. was incorporated in Delaware on August 1, 2016 in preparation for MetLife’s planned separation of a substantial portion of its former Retail segment and the distribution. Brighthouse Financial, Inc. was incorporated solely for this purpose and to serve as a holding company and has not engaged in any activities or formed any subsidiaries, except in preparation for our separation from MetLife and the distribution.

In order to position Brighthouse to effectively compete as a focused product manufacturer of retail life insurance and annuity products with national distribution, MetLife will undertake several actions including an internal reorganization involving its former Retail segment and certain affiliated reinsurance companies, predominantly through equity transfers, mergers and the sale or assignment of certain assets and liabilities among applicable companies within Brighthouse and MetLife, as well as the unwinding of several intercompany reinsurance transactions. The objective of these actions is to both create the desired post-distribution structure for Brighthouse as well as reduce ongoing affiliation and interdependencies between MetLife and Brighthouse.

In order to allow Brighthouse to operate efficiently, as well as issue SEC registered insurance products through independent distribution channels, the restructuring will include the contribution of several entities by MetLife to Brighthouse prior to the distribution:

First, a new holding company, Brighthouse Intermediate Company, was created, which will ultimately be a direct subsidiary of Brighthouse Financial, Inc., with two classes of membership interests, voting common interests and non-voting preferred interests.

Second, a new services and payroll company, Brighthouse Services, LLC (“Brighthouse Services”), was created as a wholly owned subsidiary of MetLife. We intend for Brighthouse Services to manage personnel and payroll matters, as well as procurement and certain third-party contracting for Brighthouse. This approach is expected to promote efficiencies in the management of employee-related matters, legally separate personnel issues from insurance and annuity legal entities, and achieve economies of scale.

Third, Brighthouse will use its own registered broker-dealer to distribute certain existing and future variable insurance products that are regulated as securities and to provide services to investors in those products. Brighthouse Intermediate Company will receive all of the equity interests of Brighthouse Securities from MetLife pursuant to approvals from FINRA and the state securities regulators. Brighthouse Securities has become registered as a broker-dealer with the SEC, approved as a member of FINRA, has become registered as a broker-dealer and licensed as an insurance agency in all required states. In addition, as part of the restructuring process, the voting equity interests of Brighthouse Advisers, a registered investment advisor, will be contributed to Brighthouse Intermediate Company to support the operations of Brighthouse, by serving as investment advisor to certain proprietary mutual funds that are underlying investments under our and MetLife’s variable insurance products.

Fourth, on December 29, 2016, the Insurance Commissioner of the State of Delaware authorized the formation under Delaware’s special purpose financial captive insurance company legislation of a new affiliated reinsurance company, BRCD. Prior to the distribution we expect the following entities that provide reserve financing to Brighthouse’s operating entities to merge with and into BRCD:

•	certain existing affiliated reinsurance companies; and

•	a segregated cell of an existing affiliated reinsurance company, which will be converted into a subsidiary. See “— Certain Affiliated Reinsurance Companies.”

The approvals of the domicile states of two of the three parties to this merger, South Carolina and Vermont, have been received, but the approval of Delaware is still pending.

Fifth, under the insurance holding company acts of the domicile states of Brighthouse Insurance, NELICO and Brighthouse Insurance NY, any person who acquires control of an insurer domiciled in the state generally needs to obtain the prior approval of the insurance commissioner. The filing submitted for this approval is usually referred to as a Form A. As a result of the distribution, Brighthouse will acquire control of Brighthouse Insurance, NELICO and Brighthouse Insurance NY, and has accordingly submitted Form A filings in Delaware, New York and Massachusetts. Those filings are currently under review by the insurance regulators in those jurisdictions.

In addition to contributing all of the interests in Brighthouse Services, Brighthouse Securities and Brighthouse Advisers, as part of transferring the relevant assets, liabilities and operations of MetLife’s former Retail segment to Brighthouse, in a series of transactions prior to the distribution, MetLife will contribute the equity interests of (i) Brighthouse Insurance NY to Brighthouse Insurance, and (ii) NELICO and Brighthouse Insurance, including its subsidiaries, to Brighthouse Intermediate Company. Waivers from the requirement to obtain approval of a Form A from the insurance regulators in the domicile states of Brighthouse Insurance, NELICO and Brighthouse Insurance NY in connection with the transfer of the equity interests in these insurers to Brighthouse Intermediate Company have been obtained.

Certain Affiliated Reinsurance Companies

MetLife has formed certain affiliated reinsurance companies to manage efficiently its capital and risk exposures. These subsidiaries support various operations at MetLife, including, but not limited to, the operations that will become Brighthouse. MetLife’s existing, wholly owned affiliated reinsurance subsidiaries that, in whole or in part, support the business interests of Brighthouse Insurance and other entities and operations of Brighthouse were formed individually over a period of several years to provide reinsurance under intercompany reinsurance agreements for defined blocks of life insurance policies issued by MetLife entities. Except with respect to one segregated cell of an affiliated reinsurance company, each such affiliate reinsurance company entered into a separate financing arrangement with one or more unaffiliated financial institutions that provides statutory reserve support for such affiliated reinsurance company’s reinsurance obligations.

Brighthouse intends to continue the use of affiliated reinsurance arrangements and related reserve financing. As part of the restructuring, MetLife’s existing, wholly owned affiliate reinsurance subsidiaries that support the business interests of Brighthouse (excluding those subsidiaries and parts of such subsidiaries that support the business interests of MetLife, with such restructuring transactions as described in greater detail below), will, through a series of restructuring transactions (the “reinsurance subsidiary restructuring”), become a part of Brighthouse. As certain of the existing reinsurance and related arrangements at one such subsidiary, MetLife Reinsurance Company of Vermont (“MRV”), relate to MetLife operations that will not be part of Brighthouse, certain restructuring actions will be effected prior to the distribution to separate such arrangements from those related to Brighthouse. Such restructuring transactions are subject to approval from applicable regulators. We anticipate such restructuring transactions will result in the separation of “Cell 2” of MRV, which represents assets and liabilities relating to MetLife’s former Retail segment, into a new affiliated reinsurance company (“New MRV”).

The affiliated reinsurance companies that will be part of the affiliated reinsurance company restructuring, which will include New MRV, but not MRV, will be merged into BRCD. We expect that a single, larger reinsurance subsidiary will provide certain benefits to Brighthouse, including (i) enhancing its ability to hedge the interest rate risk of the reinsured liabilities, (ii) allowing it to manage its investment portfolio with increased asset allocation flexibility, and (iii) improving its operating flexibility and administrative cost efficiency resulting from the consolidation of all of the intercompany reinsurance agreements that are being contributed to Brighthouse into one affiliated reinsurance company with one insurance regulator.

Simultaneously with the affiliated reinsurance company restructuring, the existing reserve financing arrangements of the affected reinsurance subsidiaries will be terminated and replaced with a single financing arrangement supported by a pool of highly rated third-party reinsurers, which we anticipate will be at a lower cost than the existing financing arrangements. See “Risk Factors — Risks Related to our Business — We may not be able to take credit for reinsurance, our statutory life insurance reserve financings may be subject to cost increases, new financings may be subject to limited market capacity and we may be unable to successfully complete the restructuring of existing reinsurance subsidiaries and financing facilities into a single reinsurance subsidiary with its own financing.”

The reinsurance subsidiary restructuring is subject to approval from applicable regulators, but we anticipate it will result in the mergers of New MRV, MetLife Reinsurance Company of Delaware (“MRD”) and MetLife Reinsurance Company of South Carolina (“MRSC”) with and into BRCD. The approvals of the domicile states of two of the three parties to the mergers, South Carolina and Vermont, have been received, but the approval of Delaware is still pending.

Retention by MetLife of ML China

MetLife owns a 50% non-operating investment interest in a Chinese joint venture (“ML China”), with its equity interest formerly split between Brighthouse Insurance and MLIC. In connection with the separation, Brighthouse Insurance has sold its equity interests in ML China to MLIC.

Preferred Stock Issuances

In connection with the reinsurance subsidiary restructuring, approximately $[●] aggregate stated amount of the non-voting preferred stock of a predecessor company of BRCD (which such stock shall be converted into non-voting preferred stock of BRCD upon the merger of such predecessor company with and into BRCD) will be sold to a MetLife entity (that will not be part of Brighthouse) in exchange for third-party securities equal to the fair market value of such preferred stock.

Prior to the completion of the distribution, MetLife intends to sell $[●] aggregate stated amount of Brighthouse Intermediate Company preferred interests to unrelated third parties in exchange for third-party securities equal to the fair market value of the Brighthouse Intermediate Company preferred interests. The issuance of the preferred interests will facilitate gain/loss recognition by MetLife on the disposition of the shares of Brighthouse and related restructuring transactions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Arrangements among Brighthouse and MetLife

In contemplation of the separation from MetLife, we expect to enter into certain agreements that will govern our relationship with MetLife following the distribution. Among these arrangements will be the unwinding, amendment and/or termination of certain reinsurance arrangements between Brighthouse’s insurance company subsidiaries and MetLife in order to reflect Brighthouse’s focus on the retail life and annuity businesses and MetLife’s focus on its employee benefits business, its property and casualty business, its pension and retirement business, and its international insurance operations. Arrangements will include those transactions described below under “— Reinsurance Agreements.” Other arrangements that will govern our relationships with MetLife following the distribution include agreements governing, among other things, provisions of transitional services, responsibility for potential tax obligations and other tax matters, certain intellectual property matters, and investment management. Certain of such agreements, or provisions thereof, may not take effect upon completion of the distribution but rather at some future date based upon the equity ownership of MetLife in Brighthouse at such time. See “Certain Relationships and Related Person Transactions.” These arrangements will also include the assignment and transfer by MetLife and any of its relevant affiliates to us of all rights to be indemnified by Citigroup for any losses arising out of a block of long-term care policies ceded by a predecessor of Brighthouse Insurance to Genworth Life Insurance Company and Genworth Life Insurance Company of New York, each an affiliate of Genworth Financial. We will agree, in addition to MetLife, to comply with certain obligations owed to Citigroup in connection with this indemnification. See “Business — Annuity and Life Reinsurance —Long-Term Care Reinsurance and Indemnity.”

Restrictive Covenants Between MetLife and Us

We will also agree to certain provisions relating to the non-solicitation of employees between us and MetLife in the Master Separation Agreement. See “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Master Separation Agreement.”

Reinsurance Agreements

Prior to the distribution, our insurance company subsidiaries’ plan to amend or terminate certain reinsurance arrangements with affiliates of MetLife in order to reflect our expected focus on the U.S. retail life insurance and annuity business (the “Separation Reinsurance Transactions”). The Separation Reinsurance Transactions include among other transactions:

•	the termination of a number of existing reinsurance agreements pursuant to which MLIC or GALIC provide coinsurance or yearly renewable term reinsurance to Brighthouse Insurance, Brighthouse Insurance NY and NELICO with respect to their retail life insurance operations;

•	the replacement of MLIC, as reinsurer, with Brighthouse Insurance, as reinsurer, under reinsurance agreements with each of Brighthouse Insurance NY and NELICO pursuant to which Brighthouse Insurance NY and NELICO cede liability under certain variable annuity business issued by Brighthouse Insurance NY and NELICO;

•	the termination of a reinsurance agreement pursuant to which MLIC provides reinsurance coverage to Brighthouse Insurance NY with respect to certain single premium deferred annuity business issued by Brighthouse Insurance NY;

•	the potential assumption by one or more affiliates of MetLife, which affiliates will not be part of Brighthouse following the distribution, of certain COLI and BOLI policies previously issued by

Brighthouse Insurance as part of its former Corporate Benefit Funding segment and the agreement by such affiliates to assume and by us to assign certain other such COLI and BOLI policies following the distribution if certain applicable conditions are met; and

•	the termination of a reinsurance agreement pursuant to which Brighthouse Insurance assumes 100% of MLIC’s obligations under GMDB, GMIB, GMWB and GMAB riders under certain variable annuity contracts issued by MLIC.

Following the distribution, Brighthouse Insurance plans to maintain in place certain existing reinsurance agreements with affiliates of MetLife (other than Brighthouse) (the “Continuing Reinsurance Agreements”).

Prior to the separation, in connection with certain of the Continuing Reinsurance Agreements, Brighthouse Insurance and GALIC plan to enter into a reinsurance trust agreement as described in “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Collateral Agreement.”

Brighthouse

Prior to the distribution, MetLife intends to contribute to Brighthouse all of the interests in Brighthouse Intermediate Company in exchange for (i) the assumption by Brighthouse of certain liabilities of MetLife, including, among other things, liabilities relating to the operation of Brighthouse’s business (including from periods prior to the separation) and certain liabilities related to our employees, liabilities relating to Brighthouse’s assets and outstanding contractual and non-contractual relationships with customers, vendors and others (including obligations under leases for our corporate headquarters in Charlotte, North Carolina as well as certain other locations), liabilities relating to certain historical operations of MetLife, (ii) an amount of cash equal to $[●], (iii) Brighthouse common stock and (iv) the entry into certain other agreements among MetLife and Brighthouse. See “Certain Relationships and Related Person Transactions.”

In addition, prior to the completion of the distribution and immediately prior to the reinsurance subsidiary restructuring, each such existing affiliated reinsurance company relating to MetLife’s former Retail segment will terminate its historical financing arrangement. Immediately following such mergers, a single financing arrangement for BRCD will be established. The new financing arrangement will be supported by a pool of highly-rated third-party reinsurers and will be subject to the review and approval of applicable regulators. The approvals of the domicile states of two of the three parties to the mergers, South Carolina and Vermont, have been received, but the approval of Delaware is still pending. There can be no assurance that MetLife will be able to complete such restructuring and mergers on a timely basis, because they are subject to regulatory and counterparty approvals and other conditions that are beyond MetLife’s and our control. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources —The Company — Outstanding Debt and Collateral Financing Arrangement — Collateral Financing Arrangement.”

Prior to the completion of the distribution, MetLife will own 100% of our outstanding common stock. Upon the completion of the distribution, MetLife will beneficially own approximately and no more than 19.9% of our outstanding common stock. MetLife has informed us that after completion of the distribution it intends, subject to market conditions, to divest its remaining interest in us as soon as practicable following the distribution, but in no event later than five years after the distribution, while seeking to maximize overall value to its shareholders. This divestiture may be made through a transfer of shares of our common stock to holders of shares of MetLife common stock by means of one or more distributions by MetLife to holders of its common stock of our shares, one or more offers to holders of MetLife common stock to exchange their MetLife common stock for our shares, or any combination thereof. Alternatively, MetLife may effect a divestiture of its shares of our common stock pursuant to one or more public or private sales or other similar transactions or MetLife (or other permitted transferees) may continue to hold its interest in shares of our common stock subject to its five-year retention period limitation discussed below under “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Tax Agreements — Tax Separation Agreement.”

The chart below reflects our ownership structure prior to this distribution and following the restructuring.

The chart below reflects our ownership structure following the distribution.

RECAPITALIZATION

We have historically operated with a capital structure that reflected our status as a wholly owned subsidiary of MetLife and have not required direct access to the capital markets for our financing needs. To prepare for our separation from MetLife and operation as a separate, public company, we have undertaken various recapitalization initiatives to allow a more flexible and efficient capital structure similar to those of our public company peers.

In undertaking this recapitalization plan, we have focused on several goals:

•	Eliminating intercompany financing arrangements with or guaranteed by MetLife;

•	Maintaining adequate liquidity at the Brighthouse holding company level;

•	Maintaining a debt-to-capital ratio of approximately 25%; and

•	Initially funding $2.0 billion to $3.0 billion of assets in excess of CTE95 to support our variable annuity contracts, which we expect to result in a Combined RBC ratio of approximately 700%.

On December 2, 2016, we entered into the Brighthouse Credit Facilities, consisting of a $2.0 billion five-year revolving credit facility and a $3.0 billion three-year term loan agreement with a syndicate of banks. The revolving credit facility provides for borrowings (within a sublimit of $1.0 billion) or the issuance of letters of credit of up to $2.0 billion in the aggregate. The $3.0 billion term loan agreement provides for borrowings, which may only be drawn prior to the separation, of up to $3.0 billion for general corporate purposes, including in connection with the separation. Under the terms of the term loan agreement, we will use the net proceeds in excess of $500 million from debt issuances to third party investors (with certain exceptions) to prepay amounts outstanding under the term loan agreement and reduce the term loan agreement commitments.

Prior to the closing of the distribution, we expect to complete the following steps related to achieving the above goals:

•	We intend to incur indebtedness for borrowed money (including pursuant to the Brighthouse Credit Facilities), consistent with our target debt-to-capital ratio of approximately 25%, a significant portion of the proceeds from which incurrence will be distributed to MetLife. In addition, we expect to retain a portion of the balance of the proceeds from our borrowings at the Brighthouse holding company level to provide adequate liquidity and to contribute a portion of the proceeds to Brighthouse Insurance to achieve our target assets in excess of CTE95;

•	We intend to issue preferred interests in Brighthouse Intermediate Company to MetLife which will in turn sell such interests to unrelated third parties and preferred stock of BRCD to MetLife in the aggregate stated amount of $[●] and $[●], respectively;

•	We intend to enter into an agreement with MetLife, Inc., the beneficial owner of surplus notes issued by Brighthouse Insurance in aggregate principal amount of $750 million, whereby MetLife, Inc. will forgive Brighthouse Insurance’s obligation to pay the principal amount of such surplus notes; and

•	Subject to applicable regulatory approval, MetLife will complete the internal reorganization relating to certain affiliated reinsurance companies, including MRSC, MRD and New MRV, which reinsure certain universal life and term life insurance policies written by Brighthouse Insurance and NELICO, and which will each be merged into BRCD. Concurrent with the mergers, each such affiliated reinsurance company will terminate its historical financing arrangement and a new 20-year financing arrangement for BRCD will be established. The new financing arrangement will be supported by a pool of highly rated third-party reinsurers and will be subject to the review and approval of applicable regulators. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Sources and Uses of Liquidity and Capital — Affiliated Reinsurance Companies Transactions.”

See “Risk Factors — Risks Related to our Business — We will incur significant indebtedness in connection with the separation that for a period of time will not provide us with liquidity or interest-expense tax deductions and the terms of which could restrict our operations and use of funds that may result in a material adverse effect on our results of operations and financial condition.”

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Combined Financial Statements” for an overview of the financing and other capital transactions, which have been undertaken, as well as the further steps we anticipate completing prior to, concurrently with or within a reasonable period of time following, the distribution and their effect on our combined balance sheet and statement of operations.

DIVIDEND POLICY

We do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. Any future declaration and payment of dividends or other distributions of capital will be at the discretion of our Board of Directors and will depend on our financial condition, earnings, cash needs, regulatory constraints, capital requirements (including requirements of our subsidiaries) and any other factors that our Board deems relevant in making such a determination. In addition, the terms of the agreements governing the debt we have and expect to incur prior to, or debt that we may incur following, the distribution may limit or prohibit the payment of dividends. Therefore, there can be no assurance that we will pay any dividends to holders of our common stock, or as to the amount of any such dividends or other distributions of capital.

Delaware law requires that dividends be paid only out of “surplus,” which is defined as the fair market value of our net assets, minus our stated capital; or out of the current or the immediately preceding year’s earnings. We are a holding company, and we have no direct operations. All of our business operations are conducted through our subsidiaries. The states in which our insurance subsidiaries are domiciled impose certain restrictions on our insurance subsidiaries’ ability to pay dividends to us. These restrictions are based in part on the prior year’s statutory income and surplus. Such restrictions, or any future restrictions adopted by the states in which our insurance subsidiaries are domiciled, could have the effect, under certain circumstances, of significantly reducing dividends or other amounts payable to us by our subsidiaries without affirmative approval of state regulatory authorities. For more details, see “Risk Factors — Capital-Related Risks — As a holding company, Brighthouse Financial, Inc. depends on the ability of its subsidiaries to pay dividends,” “Risk Factors — Risks Relating to Our Common Stock and the Capital Markets — We do not anticipate declaring or paying regular dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources —The Company — Capital — Restrictions on Dividends and Returns of Capital from Insurance Company Subsidiaries” and “Regulation — Insurance Regulation — Holding Company Regulation.”

SELECTED HISTORICAL COMBINED FINANCIAL DATA

Selected Financial Data

The following tables set forth selected historical combined financial information for the MetLife U.S. Retail Separation Business. The statement of operations data for the years ended December 31, 2016, 2015 and 2014, and the balance sheet data as of December 31, 2016 and 2015, have been derived from the audited combined financial statements of the MetLife U.S. Retail Separation Business included elsewhere herein. The statement of operations data for the years ended December 31, 2013 (audited) and 2012 (unaudited), and the balance sheet data as of December 31, 2014 (audited), 2013 (unaudited) and 2012 (unaudited), have been derived from the Company’s combined financial statements not included herein.

The selected combined financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“Management’s Discussion and Analysis”) and the combined financial statements and the related notes included elsewhere herein. The following combined statements of operations and combined balance sheet data have been prepared in conformity with GAAP. The historical results presented below are not necessarily indicative of the financial results to be achieved in future periods, or what the financial results would have been had the MetLife U.S. Retail Separation Business been a separate publicly traded company during the periods presented.

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(In millions)
Statement of Operations Data
Total revenues	$3,018	$8,891	$9,448	$8,788	$8,788
Fees and other revenues	$4,518	$4,432	$4,870	$4,871	$4,576
Premiums	$1,222	$1,679	$1,500	$1,018	$2,515
Net investment income	$3,207	$3,099	$3,090	$3,366	$3,370
Net investment gains (losses)	$(78)	$7	$(435)	$7	$203
Net derivative gains (losses) (1)	$(5,851)	$(326)	$423	$(474)	$(1,876)

Total expenses (2)	$7,723	$7,429	$7,920	$7,424	$10,951
Policyholder benefits and claims	$3,903	$3,269	$3,334	$3,647	$4,840
Interest credited to policyholder account balances	$1,165	$1,259	$1,278	$1,376	$1,473
Amortization of DAC and VOBA	$371	$781	$1,109	$123	$802
Other expenses	$2,123	$2,120	$2,199	$2,278	$2,273
Income (loss) from continuing operations, net of income tax	$(2,939)	$1,119	$1,159	$1,031	$(1,384)
Net income (loss)	$(2,939)	$1,119	$1,159	$1,031	$(1,376)

EPS Data
Income (loss) from continuing operations, net of income tax, available to common shareholders per common share:
Basic	N/A	N/A	N/A	N/A	N/A
Diluted	N/A	N/A	N/A	N/A	N/A

	December 31,
	2016	2015	2014	2013	2012
	(In millions)
Balance Sheet Data
Total assets	$221,930	$226,725	$231,620	$235,200	$232,205
Total investments and cash and cash equivalents	$85,860	$85,199	$81,141	$84,644	$96,907
Separate account assets	$113,043	$114,447	$122,922	$124,438	$110,246
Long-term financing obligations:
Debt (3)	$810	$836	$928	$2,326	$3,425
Reserve financing debt (4)	$1,100	$1,100	$1,100	$1,100	$750
Collateral financing arrangement (5)	$2,797	$2,797	$2,797	$2,797	$2,797
Policyholder liabilities (6)	$73,943	$71,881	$69,992	$74,751	$80,796
Variable annuities liabilities
Future policy benefits	$3,562	$2,937	$2,346	$1,950	$1,624
Policyholder account balances	$11,517	$7,379	$5,781	$4,358	$6,870
Other policy-related balances	$89	$99	$104	$210	$1,210
Non-variable annuities liabilities
Future policy benefits	$29,810	$28,266	$27,296	$29,711	$29,660
Policyholder account balances	$26,009	$30,142	$31,645	$35,051	$39,173
Other policy-related balances	$2,956	$3,058	$2,820	$3,471	$2,259
Total shareholder’s net investment	$14,862	$16,839	$17,525	$15,436	$17,413
Shareholder’s net investment	$13,597	$15,316	$14,810	$14,459	$14,581
Accumulated other comprehensive income (loss)	$1,265	$1,523	$2,715	$977	$2,832

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Certain Business Events” for a discussion of Net derivative gains (losses).
(2)	Total expenses for the years ended December 31, 2016 and December 31, 2012 include a goodwill impairment of $161 million and $1.6 billion, respectively.
(3)	This balance includes surplus notes in aggregate principal amount of $750 million issued by Brighthouse Insurance to a financing trust. On February 10, 2017, MetLife, Inc. became the sole beneficial owner of the financing trust. In connection with the restructuring, (i) the financing trust has been terminated in accordance with its terms on March 23, 2017, (ii) MetLife, Inc. became the owner of the surplus notes, and (iii) prior to the separation, MetLife, Inc. will forgive the obligation of Brighthouse Insurance to pay the principal under the surplus notes. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — The Company — Outstanding Debt and Collateral Financing Arrangement — Surplus Notes - Affiliated (Excluding Reserve Financing Surplus Notes - Affiliated).”
(4)	Includes long-term financing of statutory reserves supporting level premium term life and ULSG policies provided by surplus notes issued to MetLife. These surplus notes are expected to be eliminated in connection with the restructuring of existing reserve financing arrangements. See “Formation of Brighthouse and the Restructuring — Formation of Brighthouse” and “Certain Relationships and Related Person Transactions” for a discussion of the new affiliated reinsurance structure and arrangements.
(5)	Supports statutory reserves relating to level premium term and ULSG policies pursuant to credit facilities entered into by MetLife, Inc. and an unaffiliated financial institution. These facilities are expected to be replaced in connection with the restructuring of existing reserve financing arrangements. See “Formation of Brighthouse and the Restructuring — Formation of Brighthouse” and “Certain Relationships and Related Person Transactions” for a discussion of the new affiliated reinsurance structure and arrangements.
(6)	Includes future policy benefits, policyholder account balances and other policy-related balances.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Index to Management’s Discussion and Analysis of Financial Condition and Results of Operations

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

Brighthouse Financial, Inc. is a holding company formed to ultimately own the legal entities that have historically operated a substantial portion of MetLife’s former Retail segment, as well as a portion of its former Corporate Benefit Funding segment, which is included in our Run-off segment. Brighthouse Financial, Inc. is a wholly owned subsidiary of MetLife and was incorporated in Delaware on August 1, 2016 in preparation for the separation.

The following Management’s Discussion and Analysis is intended to help the reader understand the combined results of operations, financial condition and cash flows of Brighthouse for the periods indicated. In addition to Brighthouse Financial, Inc., the companies and businesses included in the combined results of operations, financial condition and cash flows are:

Insurance entities:

•	Brighthouse Life Insurance Company (“Brighthouse Insurance”), formerly MetLife Insurance Company USA (“MetLife USA”), our largest insurance operating entity, domiciled in Delaware and licensed to write business in 49 states;

•	New England Life Insurance Company (“NELICO”), domiciled in Massachusetts and licensed to write business in all 50 states; and

•	Brighthouse Life Insurance Company of NY (“Brighthouse Insurance NY”), formerly First MetLife Investors Insurance Company (“FMLI”), domiciled in New York and licensed to write business in New York, which is expected to be a subsidiary of Brighthouse Insurance.

Reinsurance and other entities:

•	MetLife Reinsurance Company of Delaware (“MRD”);

•	MetLife Reinsurance Company of South Carolina (“MRSC”);

•	A designated protected cell of MetLife Reinsurance Company of Vermont (“MRV Cell”); and

•	Brighthouse Investment Advisers, LLC.

MetLife intends to combine the assets and liabilities of the above listed affiliated reinsurance companies through a sequence of conversions, novations and/or mergers into a new Delaware reinsurance company, named Brighthouse Reinsurance Company of Delaware (“BRCD”).

Further, Brighthouse Financial, Inc., Brighthouse Services, LLC, a new services and payroll company, and Brighthouse Securities, LLC, a newly formed broker-dealer, will be included in the combined companies and businesses of Brighthouse, but are not included within the combined historical financial results disclosed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations because they had no business transactions or activities during the periods presented herein and have no assets or liabilities to date.

In this information statement, we refer to a number of terms to describe our insurance businesses and financial and operating metrics such as “operating earnings,” “sales,” “net investment spread,” “DAC,” “invested assets” and “assets under management,” among others. For a detailed explanation of these terms and other terms used in this information statement and not otherwise defined, please refer to “— Non-GAAP and Other Financial Disclosures” and “Glossary of Selected Financial Terms.”

Forward-Looking Statements and Other Financial Information

The Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with, “Note Regarding Forward-Looking Statements,” “Risk Factors,” “Selected Historical Combined Financial Data,” “Quantitative and Qualitative Disclosures about Market Risk,” “Formation of Brighthouse and the Restructuring,” “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management,” “Business — Description of our Segments, Products and Operations — Run-off — ULSG Market Risk Exposure Management” and the combined financial statements and related notes included elsewhere herein.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations may contain information that includes or is based upon forward-looking statements. Forward-looking statements give expectations or forecasts of future events. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning, or are tied to future periods, in connection with a discussion of future cash flows, operating or financial performance. In particular, these include statements relating to future actions, the separation and distribution, including the timing and expected benefits thereof, the formation of Brighthouse and the recapitalization actions, including receiving required regulatory approvals and the timing and expected benefits thereof, prospective policies or products, future performance or results of current and anticipated policies or products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, trends in operations and financial results. Any or all forward-looking statements may turn out to be wrong. Actual results could differ materially from those expressed or implied in the forward-looking statements. See “Note Regarding Forward-Looking Statements.”

Operating Earnings

In this information statement, in addition to providing net income (loss), we also present operating earnings, a measure of performance that is not calculated in accordance with GAAP. We believe this non-GAAP measure enhances the understanding of our performance by highlighting results of operations and the underlying profitability drivers of our business. Operating earnings allows analysis of our performance and facilitates comparisons to industry results. The financial information that follows is presented in conformity with GAAP, unless otherwise indicated. See Note 1 of the notes to the combined financial statements for a discussion of GAAP.

Operating earnings is used by management to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is also our GAAP measure of segment performance. Accordingly, we report operating earnings by segment in Note 2 of the notes to the combined financial statements. Operating earnings should not be viewed as a substitute for net income (loss). See “—Non-GAAP and Other Financial Disclosures” for the definition and components of operating earnings.

We allocate capital to our segments based on an internal capital model, which is a model that reflects the capital required to represent the measurement of the risk profile of the business. We also allocate capital to our segments to meet our long-term promises to clients, to service long-term obligations and to support our credit and insurer financial strength ratings. Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact our combined net investment income or net income (loss). See Note 2 of the notes to the combined financial statements for a discussion of the internal capital model and segment accounting policies including the calculation of segment net investment income.

Industry Trends and Uncertainties

Throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations, we discuss a number of trends and uncertainties that we believe may materially affect our future financial condition, results of operations or cash flows. Where these trends or uncertainties are specific to a particular aspect of our business, we often include such a discussion under the relevant caption of this Management’s Discussion and Analysis of Financial Condition and Results of Operations, as part of our broader analysis of that area of our business. In addition, the following factors represent some of the key general trends and uncertainties that have influenced the development of our business and our historical financial performance and that we believe will continue to influence our business and results of operations in the future.

Financial and Economic Environment

Our business and results of operations are materially affected by conditions in the capital markets and the economy generally. Stressed conditions, volatility and disruptions in the capital markets, particular markets, or financial asset classes can have an adverse effect on us. The impact on capital markets and the economy generally of the transition occurring in the United States government and the priorities of the Trump administration is uncertain. See “Risk Factors — Economic Environment and Capital Markets-Related Risks — If difficult conditions in the capital markets and the U.S. economy generally persist or are perceived to persist, they may materially adversely affect our business and results of operations.” Equity market performance can affect our profitability for variable annuities and other separate account products as a result of the effects it has on product demand, revenues, expenses, reserves and our risk management effectiveness. The level of long-term interest rates and the shape of the yield curve can have a negative effect on the demand for, and the profitability of, spread-based products such as fixed annuities, index-linked annuities and universal life insurance. Low interest rates and risk premium, including credit spread, affect new money rates on invested assets and the cost of product guarantees. Insurance premium growth and demand for our products is impacted by the general health of U.S. economic activity.

The above factors affect our expectations regarding future margins, which in turn, affect the amortization of certain of our intangible assets such as DAC and VOBA. Significantly lower expected margins may cause us to accelerate the amortization of DAC and VOBA, thereby reducing net income in the affected reporting period. We review our long-term assumptions about capital market returns and interest rates, along with other assumptions such as contract holder behavior, as part of our actuarial assumption review. As additional company specific and/or industry information on contract holder behavior becomes available, related assumptions may change and may potentially have a material impact on liability valuations and net income. In addition, the change in accounting estimate relating to the liability valuations that occurred in the second quarter of 2016 may result in greater income statement volatility in the future.

As reported in February 2017, the Federal Reserve indicated that, with gradual adjustments in the stance of monetary policy, economic activity will expand at a moderate pace, labor market conditions will strengthen and inflation will rise to 2.0% over the medium term. On March 15, 2017, the Federal Reserve increased the Federal Funds Target Rate by 25 basis points to a target range of 0.75% to 1.0%. See “— Summary of Critical Accounting Estimates — Deferred Policy Acquisition Costs and Value of Business Acquired” and “— Executive Summary — Actuarial Assumption Review.”

Demographics

We believe that demographic trends in the U.S. population, the increase in under-insured individuals, the potential risk to governmental social safety net programs and the shifting of responsibility for retirement planning and financial security from employers and other institutions to individuals, highlight the need of individuals to plan for their long-term financial security and will create opportunities to generate significant demand for our products. Moreover, we believe that the Secure Seniors, Middle Aged Strivers and Diverse and Protected customer segments, the three customer segments we intend to target, represent a significant portion of the market opportunity. Our research indicates that these segments are open to financial guidance and, accordingly, we expect that they will be receptive to the products we intend to sell. See “Business — Our Business Strategy.”

By focusing our product development and marketing efforts to meeting the needs of these customer segments we will be able to focus on offering a smaller number of products that we believe are appropriately priced given current economic conditions, which we believe will benefit our expense ratio thereby increasing our profitability.

Competitive Environment

The life insurance industry remains highly fragmented and competitive. See “Business — Our Segments” for each of our segments. In particular, we believe that financial strength and financial flexibility are highly relevant differentiators from the perspective of customers and distributors. We believe we are adequately positioned to compete in this environment.

Regulatory Developments

Our life insurance company subsidiaries are regulated primarily at the state level, with some policies and products also subject to federal regulation. Regulators on an ongoing basis refine capital requirements and introduce new reserving standards for the life insurance industry. Regulations recently adopted or currently under review can potentially impact the statutory reserve and capital requirements of the industry. For example, the NAIC is currently considering a proposal, which if adopted, could materially change the sensitivity of reserves, variable annuities and capital requirements to capital markets including interest rate, equity markets and volatility as well as prescribed assumptions for policyholder behavior. In addition, the NAIC has also been working on reforms relating to the calculation of life insurance reserves, including principle-based reserving, which became operative on January 1, 2017 in the states where it has been adopted, to be followed by a three-year phase-in period for new business. See “Regulation — Insurance Regulation — NAIC” and “Risk Factors — Regulatory and Legal Risks — NAIC — Existing and proposed insurance regulation.” In addition, regulators have undertaken market and sales practices reviews of several markets, like the April 6, 2016 DOL Fiduciary Rule on sales of certain products in ERISA plans or specific reviews of products by state regulators or the NAIC. On February 3, 2017, the Trump administration issued a memorandum directing the DOL to reexamine the Fiduciary Rule issued as part of the new regulations under ERISA and prepare an updated economic and legal analysis concerning the likely impact of the Fiduciary Rule. In response to the Trump administration’s memorandum, on April 4, 2017, the DOL released its final rule delaying the original applicable date for 60 days from April 10, 2017 to June 9, 2017. Further, the DOL continues to seek comments until April 17, 2017 concerning questions of law and policy related to the rules. See “Regulation — Insurance Regulation” and “Risk Factors — Regulatory and Legal Risks.”

Summary of Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the combined financial statements. For a discussion of our significant accounting policies, see Note 1 of the notes to the combined financial statements. The most critical estimates include those used in determining:

•	liabilities for future policy benefits;

•	accounting for reinsurance;

•	capitalization and amortization of DAC and the establishment and amortization of VOBA;

•	estimated fair values of investments in the absence of quoted market values;

•	investment impairments;

•	estimated fair values of freestanding derivatives and the recognition and estimated fair value of embedded derivatives requiring bifurcation;

•	measurement of goodwill and related impairment;

•	measurement of income taxes and the valuation of deferred tax assets; and

•	liabilities for litigation and regulatory matters.

In applying our accounting policies, we make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries while others are specific to our business and operations. Actual results could differ from these estimates.

Liability for Future Policy Benefits

Generally, future policy benefits are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions that are in accordance with GAAP and applicable actuarial standards. The principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, benefit utilization and withdrawals, policy lapse, policy renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions, intended to estimate the experience for the period the policy benefits are payable, are established at the time the policy is issued and locked in. Utilizing these assumptions, liabilities are established on a block of business basis. If experience is less favorable than assumed, DAC may be reduced and/or additional insurance liabilities established, resulting in a reduction in earnings.

Future policy benefit liabilities for GMDBs and GMIBs relating to certain variable annuity contracts are based on estimates of the expected value of benefits in excess of the projected account balance, recognizing the excess ratably over the accumulation period based on total expected assessments. Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the contract period based on total expected assessments. The assumptions used in estimating the excess benefits under variable annuity guarantees and the secondary guarantee liabilities under universal and variable life policies are consistent with those used for amortizing DAC, and are therefore subject to the same variability and risk. The assumptions of investment performance and volatility for variable products are consistent with historical experience of the appropriate underlying equity index, such as the S&P 500 Index.

We regularly review our assumptions supporting our estimates of actuarial liabilities for future policy benefits. For universal life and annuity product guarantees, assumptions are updated periodically, whereas for traditional life products, such as term life and non-participating whole life insurance, assumptions are established and locked in at inception but reviewed periodically to determine whether a premium deficiency exists that would trigger an unlocking of assumptions. Differences between actual experience and the assumptions used in pricing our policies and guarantees, as well as in the establishment of the related liabilities, result in variances in profit and could result in losses. In assessing loss recognition and profits followed by losses, product groupings are limited by segment. Historically, all of our universal life business was grouped together for evaluating loss recognition and profits followed by losses. In the second quarter of 2016, an actuarial model change reduced expected future gross profits for ULSG and triggered loss recognition resulting in a loss of $258 million, after tax. Subsequently, in the fourth quarter of 2016, ULSG was moved from our Life segment to our Run-off segment, triggering a change in groupings for loss recognition testing that resulted in an additional loss of $399 million, after tax. See “— Executive Summary — Certain Business Events — ULSG Re-segmentation.” For an overview of our products and balance sheet accounts impacted by actuarial assumptions, see “—Significant Operational Matters — Effect of Assumption Updates on Operating Results.”

See Note 1 of the notes to the combined financial statements for additional information on our accounting policy relating to variable annuity guarantees and liability for future policy benefits and Note 4 of the notes to the combined financial statements for future policyholder benefit liabilities.

Reinsurance

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risk with respect to reinsurance receivables. We periodically review actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluate the financial strength of counterparties to our reinsurance agreements using criteria similar to those evaluated in our security impairment process. See “— Investment Impairments.” Additionally, for each of our reinsurance agreements, we determine whether the agreement provides indemnification against loss or liability relating to insurance risk, in accordance with applicable accounting standards. We review all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims. If we determine that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, we record the agreement using the deposit method of accounting.

See Note 6 of the notes to the combined financial statements for additional information on our reinsurance programs.

Deferred Policy Acquisition Costs and Value of Business Acquired

We incur significant costs in connection with acquiring new and renewal insurance business. Costs that relate directly to the successful acquisition or renewal of insurance contracts are deferred as DAC. In addition to commissions, certain direct-response advertising expenses and other direct costs, deferrable costs include the portion of an employee’s total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed. We utilize various techniques to estimate the portion of an employee’s time spent on qualifying acquisition activities that result in actual sales, including surveys, interviews, representative time studies and other methods. These estimates include assumptions that are reviewed and updated on a periodic basis or more frequently to reflect significant changes in processes or distribution methods.

VOBA represents the excess of book value over the estimated fair value of acquired insurance, annuity and investment-type contracts in force at the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections. The recovery of DAC and VOBA is dependent upon the future profitability of the related business.

Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA, which is based on estimated gross profits. Our practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. We monitor these events and only change the assumption when our long-term expectation changes. The effect of an increase (decrease) by 100 basis points in the assumed future rate of return is reasonably likely to result in a decrease (increase) in the DAC and VOBA amortization with an offset to our unearned revenue liability which nets to approximately $190 million. We use a mean reversion approach to separate account returns where the mean reversion period is five years with a long-term separate account return after the five-year reversion period is over. The current long-term rate of return assumption for the variable universal life contracts and variable deferred annuity contracts is 7.00%.

We also generally review other long-term assumptions underlying the projections of estimated gross margins and profits on an annual basis. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, benefit elections and withdrawals, and expenses to administer business. Assumptions used in the calculation of estimated gross margins and profits which may have significantly changed are updated annually. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will generally decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

Our most significant assumption updates resulting in a change to the expected future gross margins and profits and the amortization of DAC and VOBA are due to revisions to expected future investment returns, expenses, in-force or persistency assumptions, benefit elections and withdrawals and policyholder dividends on participating life insurance policies, variable and universal life insurance policies and annuity contracts. We expect these assumptions to be the ones most reasonably likely to cause significant changes in the future. Changes in these assumptions can be offsetting and we are unable to predict their movement or offsetting impact over time.

In addition, we update the estimated gross margins or profits with actual gross margins or profits in each reporting period. When the change in estimated gross margins or profits principally relates to the difference between actual and estimates in the current period, an increase in profits will generally result in an increase in amortization and a decrease in profits will generally result in a decrease in amortization.

See Note 5 of the notes to the combined financial statements for additional information relating to DAC and VOBA amortization.

As of December 31, 2016, 2015 and 2014, our DAC and VOBA was $6.3 billion, $6.4 billion, and $6.6 billion, respectively. Amortization of DAC and VOBA associated with the variable and universal life policies and the annuity contracts was significantly impacted by changes including: (i) updating assumptions that impact the future estimated gross margins and profits; and (ii) updating the estimated gross margins or profits of the most current period for actual experience including market performance. To illustrate the impact on amortization of DAC and VOBA from these two types of changes, the following highlights the significant items contributing to the amortization of DAC and VOBA during each of the years ended December 31, 2016, 2015 and 2014.

DAC and VOBA amortization was approximately $380 million lower than expected in the year ended December 31, 2016, which consisted of:

•	A reversal of previous amortization of approximately $1.4 billion related to net derivative losses driven mostly by assumption updates increasing the variable annuity guarantees accounted for as embedded derivatives and net losses from the freestanding derivatives hedging these guarantees; partially offset by

•	An acceleration of approximately $360 million, mainly resulting from reserve adjustments from modeling improvements for universal life products;

•	An acceleration of approximately $560 million related to loss recognition triggered by the move of ULSG into the Run-off segment; and

•	An increase of amortization of approximately $140 million primarily associated with the variable annuity assumption updates other than that related to the embedded derivatives described above.

DAC and VOBA amortization was approximately $70 million lower than expected in the year ended December 31, 2015, which consisted of:

•	A reversal of previous amortization of approximately $200 million related to net derivative losses which resulted from an increase in variable annuity guarantees, partially offset by market-to-market changes from free standing derivatives hedging these guarantees; and

•	Improvements in persistency related to both adjustments for actual experience and assumption updates which caused an increase in actual and expected future gross profits resulting in a net decrease of approximately $120 million; partially offset by

•	An increase of approximately $140 million from a net gain for the period related to the GMIB insurance liabilities and associated hedges; and

•	An increase associated with net investment gains of approximately $70 million.

DAC and VOBA amortization was approximately $220 million higher than expected in the year ended December 31, 2014, which consisted of:

•	Net investment gains which resulted in an additional increase of DAC and VOBA amortization of approximately $190 million; and

•	A net gain for the period relating to the GMIB insurance liabilities and associated hedges which resulted in an increase of DAC and VOBA amortization of approximately $140 million; partially offset by

•	Improvements in persistency related to both adjustments for actual experience and assumption updates which caused an increase in actual and expected future gross profits resulting in a net decrease in DAC and VOBA amortization of approximately $110 million.

Our DAC and VOBA balance is also impacted by unrealized investment gains (losses) and the amount of amortization which would have been recognized if such gains and losses had been realized. The change in unrealized investment gains (losses) decreased the DAC and VOBA balance by $10 million for the year ended December 31, 2016. The decrease in unrealized investment gains (losses) increased the DAC and VOBA balance by $190 million in 2015, while the change in unrealized investment gains decreased the DAC and VOBA balance by $95 million in 2014. See Notes 5 and 7 of the notes to the combined financial statements for information regarding the DAC and VOBA offset to unrealized investment losses.

Estimated Fair Value of Investments

In determining the estimated fair value of our investments, fair values are based on unadjusted quoted prices for identical investments in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical investments, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of investments.

The methodologies, assumptions and inputs utilized are described in Note 9 of the notes to the combined financial statements.

Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. Our ability to sell investments, or the price ultimately realized for investments, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain investments.

Investment Impairments

One of the significant estimates related to AFS securities is our impairment evaluation. The assessment of whether an other-than-temporary impairment (“OTTI”) occurred is based on our case-by-case evaluation of the underlying reasons for the decline in estimated fair value on a security-by-security basis. Our review of each fixed maturity and equity security for OTTI includes an analysis of gross unrealized losses by three categories of severity and/or age of gross unrealized loss. An extended and severe unrealized loss position on a fixed maturity security may not have any impact on the ability of the issuer to service all scheduled interest and principal payments. Accordingly, such an unrealized loss position may not impact our evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, greater weight and consideration are given to a decline in estimated fair value and the likelihood such estimated fair value decline will recover.

Additionally, we consider a wide range of factors about the security issuer and use our best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in our evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Factors we consider in the OTTI evaluation process are described in Note 7 of the notes to the combined financial statements.

The determination of the amount of allowances and impairments on the remaining invested asset classes is highly subjective and is based upon our periodic evaluation and assessment of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

See Notes 1 and 7 of the notes to the combined financial statements for additional information relating to our determination of the amount of allowances and impairments.

Derivatives

We use freestanding derivative instruments to hedge various capital market risks in our products, including: (i) certain guarantees, some of which are reported as embedded derivatives; (ii) current or future changes in the fair value of our assets and liabilities; and (iii) current or future changes in cash flows. All derivatives, whether freestanding or embedded, are required to be carried on the balance sheet at fair value with changes reflected in either net income (loss) or in other comprehensive income, depending on the type of hedge. Below is a summary of critical accounting estimates by type of derivative.

Freestanding Derivatives

The determination of the estimated fair value of freestanding derivatives, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. See Note 8 of the notes to the combined financial statements for additional details on significant inputs into the over-the-counter (“OTC”) derivative pricing models and credit risk adjustment.

Embedded Derivatives

We issue variable annuity products with guaranteed minimum benefits, some of which are embedded derivatives measured at estimated fair value separately from the host variable annuity product, with changes in estimated fair value reported in net derivative gains (losses). We also have assumed from an affiliate the risk associated with certain guaranteed minimum benefits, which are accounted for as embedded derivatives measured at estimated fair value. The estimated fair values of these embedded derivatives are determined based on the present value of projected future benefits minus the present value of projected future fees attributable to the guarantee. The projections of future benefits and future fees require capital markets and actuarial assumptions, including expectations concerning policyholder behavior. A risk neutral valuation methodology is used under which the cash flows from the guarantees are projected under multiple capital market scenarios using observable risk-free rates.

Market conditions, including, but not limited to, changes in interest rates, equity indices, market volatility and variations in actuarial assumptions, including policyholder behavior, mortality and risk margins related to non-capital market inputs, as well as changes in our nonperformance risk adjustment may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income. Changes to actuarial assumptions, principally related to contract holder behavior such as annuitization utilization and withdrawals associated with GMIB riders, can result in a change of expected future cash outflows of a guarantee between the accrual-based model for insurance liabilities and the fair-value based model for embedded derivatives. See Note 1 of the notes to the combined financial statements for additional information relating to the determination of the accounting model. Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties in certain actuarial assumptions. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees.

With respect to assumptions regarding policyholder behavior, we have recorded charges, and in some cases benefits, in prior years as a result of the availability of sufficient and credible data at the conclusion of each review. During the second quarter of 2016, MetLife undertook its annual review of actuarial assumptions for its U.S. retail variable annuity business in light of the availability of updated industry studies and a larger body of cumulative actual experience data than had been previously available. This data provided greater insight into contract holder behavior for GMIB riders passing the initial 10-year waiting period before benefits can be fully utilized. As a result of this review, we made changes to contract holder benefit utilization behavior and long-term economic assumptions, as well as risk margins. These assumption updates resulted in a change in our estimate of expected future cash flows and moved certain of those cash flows from the accrual-based insurance liabilities model to the fair value-based embedded derivatives model. This change in accounting estimate and the resulting charge to earnings were primarily due to an increase in the anticipated level of forced annuitizations where the non-life contingent portion is now reported as an embedded derivative. With more of the estimated future cash outflows being accounted for as embedded derivatives, the GMIB rider liabilities are more sensitive to market changes and thus may result in greater income statement volatility. In addition, in the third quarter of 2016, we performed the annual review of our actuarial assumptions for our remaining annuity and life businesses.

We ceded the risk associated with certain of the variable annuities with guaranteed minimum benefits described in the preceding paragraphs. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by us with the exception of the input for nonperformance risk that reflects the credit of the reinsurer. However, because certain of the reinsured guarantees do not meet the definition of an embedded derivative and, thus are not accounted for at fair value, significant fluctuations in net income may occur when the change in the fair value of the reinsurance recoverable is recorded in net income without a corresponding and offsetting change in fair value of the directly written guaranteed liability.

Nonperformance Risk Adjustment

The valuation of our embedded derivatives includes an adjustment for the risk that we fail to satisfy our obligations, which we refer to as our nonperformance risk. The nonperformance risk adjustment, which is captured as a spread over the risk-free rate in determining the discount rate to discount the cash flows of the liability, is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.’s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries as compared to MetLife, Inc.

The table below illustrates the impact that a range of reasonably likely variances in credit spreads would have on our combined balance sheet, excluding the effect of income tax, related to the embedded derivative valuation on certain variable annuity products measured at estimated fair value. Even when credit spreads do not change, the impact of the nonperformance risk adjustment on fair value will change when the cash flows within the fair value measurement change. The table only reflects the impact of changes in credit spreads on the combined financial statements and not these other potential changes. In determining the ranges, we have considered current market conditions, as well as the market level of spreads that can reasonably be anticipated over the near term. The ranges do not reflect extreme market conditions such as those experienced during the 2008-2009 financial crisis as we do not consider those to be reasonably likely events in the near future.

	Balance Sheet Carrying Value at
	December 31, 2016
	Policyholder Account Balances	DAC and VOBA
	(In millions)
100% increase in MetLife, Inc.’s credit spread	$1,906	$528
As reported	$2,191	$645
50% decrease in MetLife, Inc.’s credit spread	$2,346	$708

After the separation, the credit spread underlying the nonperformance risk adjustment will be based on Brighthouse’s creditworthiness instead of that of MetLife. This may impact the valuation of our embedded derivatives and therefore net income (loss) in the period of the change.

See Note 8 of the notes to the combined financial statements for additional information on our derivatives and hedging programs.

Goodwill

Goodwill is tested for impairment at least annually or more frequently if events or circumstances, such as adverse changes in the business climate, indicate that there may be justification for conducting an interim test.

For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, Step 2 of the analysis is performed, where the implied fair value of the reporting unit goodwill is compared to the carrying value of that goodwill to measure the amount of impairment loss, if any. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business acquisition. The key inputs, judgments and assumptions necessary to determine the estimated fair value of the reporting unit include projected cash flows, the level of economic capital required to support the mix of business, the account value of in-force business, projections of renewed business and margins on such business, interest rates, credit spreads, equity market levels, and the discount rate that we believe is appropriate for the reporting unit.

In the third quarter of 2016, the Company performed its annual goodwill impairment test on the Run-off reporting unit, prior to the fourth quarter re-segmentation which moved ULSG into Run-off, based upon data at June 30, 2016. The Company utilized an actuarial based embedded value approach, which estimates the net worth of the reporting unit and the value of existing business. Under this actuarial based methodology the fair value of the Run-off reporting unit was less than the carrying value, indicating a potential for goodwill impairment. Because the Run-off reporting unit is a closed block, we used a higher discount rate that reflects the expected risk-adjusted returns associated with such business. The use of a higher discount rate negatively impacted the fair value of this reporting unit. As a result, the Company performed Step 2 of the goodwill impairment process. This analysis indicated that the recorded goodwill associated with this reporting unit was not recoverable. Therefore, the Company recorded a non-cash charge of $161 million ($109 million, net of income tax) for the impairment of the entire goodwill balance which is reported in goodwill impairment in the combined statements of operations and comprehensive income for the year ended December 31, 2016.

We apply significant judgment when determining the estimated fair value of our reporting units. The valuation methodologies utilized are subject to key judgments and assumptions that are sensitive to change.

Estimates of fair value are inherently uncertain and represent only management’s reasonable expectation regarding future developments. These estimates and the judgments and assumptions upon which the estimates are based will likely differ in some respects from actual future results. See Note 10 of the notes to the combined financial statements for additional information on the Company’s goodwill.

Income Taxes

We provide for federal and state income taxes currently payable, as well as those deferred due to temporary differences between the financial reporting and tax bases of assets and liabilities. Our accounting for income taxes represents our best estimate of various events and transactions. Tax laws are often complex and may be subject to differing interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of inherently complex tax laws. We must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions.

In establishing a liability for unrecognized tax benefits, assumptions may be made in determining whether, and to what extent, a tax position may be sustained. Once established, unrecognized tax benefits are adjusted when there is more information available or when events occur requiring a change.

Valuation allowances are established against deferred tax assets, particularly those arising from tax credit carryforwards, when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. The realization of deferred tax assets related to tax credit carryforwards depends upon the existence of sufficient taxable income within the carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in projecting future taxable income to determine whether or not valuation allowances should be established, as well as the amount of such allowances. See Note 1 of the notes to the combined financial statements for additional information relating to our determination of such valuation allowances.

We may be required to change our provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change, or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the financial statements in the year these changes occur.

See Notes 1 and 15 of the notes to the combined financial statements for additional information on our income taxes.

Litigation Contingencies

We are a party to a number of legal actions and are involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on our financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. On a quarterly and annual basis, we review relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in our combined financial statements.

See Note 16 of the notes to the combined financial statements for additional information regarding our assessment of litigation contingencies.

Dispositions

See Note 3 of the notes to the combined financial statements for information regarding the Company’s disposition of MetLife Assurance Limited (“MAL”).

Significant Operational Matters

The following significant operational matters have impacted, and may in the future impact, our financial condition, results of operations or cash flows.

Change in Assets Under Management

The following tables represent our assets under management by segment and Corporate & Other, which we define as our general account investments and our separate account assets as of December 31, 2016 and 2015.

	As of December 31, 2016
	Annuities	Life	Run-off	Corporate & Other	Total
	(In billions)
Investments	$38.7	$7.2	$33.1	$1.6	$80.6
Separate account	104.9	4.7	3.4	—	113.0

Total assets under management	$143.6	$11.9	$36.5	$1.6	$193.6

	As of December 31, 2015
	Annuities	Life	Run-off	Corporate & Other	Total
	(In billions)
Investments	$30.0	$8.1	$37.1	$8.4	$83.6
Separate account	106.5	4.6	3.3	—	114.4

Total assets under management	$136.5	$12.7	$40.4	$8.4	$198.0

Sales. We seek to be a financially disciplined product manufacturer that emphasizes independent distribution with enhanced support and collaboration with key distributors. We intend to be more disciplined in our risk selection, to be innovative in our product design, and to seek new business that diversifies our product mix. Beginning in 2013, we began to shift our new annuity business towards products with diversifying market and contract holder behavioral risk attributes and improved risk-adjusted cash returns. Consistent with our strategy of emphasizing the value of the new business we write over sales volume, we expect our total face amount of life insurance policies to decline, but for the total book to be relatively more profitable over time. As such, sales decreased from 2013 to 2014, but recovered in 2015 primarily from increased demand for Shield Level Selector and the introduction of new variable annuity guarantee products and from the introduction of more competitive traditional and universal life products. While our index-linked annuities, latest generation withdrawal guarantee product and new universal life product all experienced strong sales in 2016, overall sales decreased compared to 2015 as a suspension of sales by a significant distributor materially impacted sales of our annuity products and the sale of MPCG to MassMutual resulted in sales declines of our life products.

Net flows. A decrease in separate account net flows in our Annuities segment negatively impacted fee revenues in 2016, 2015 and 2014. Increased general account net flows, primarily driven by our Life segment, contributed to an improvement in our net investment spread in 2016 and 2015.

Change in Net Investment Spread

We have been actively managing our portfolio of assets and liabilities to partially mitigate the effect of market factors affecting net investment spread, including the adverse impact on investment yields from reinvesting proceeds from maturing fixed maturity securities and mortgage loans in the sustained low interest rate environment.

Net investment spread increased in both 2016 and 2015 as described below.

•	Net investment spread increased in 2016 as higher net investment income resulted from a higher average invested asset base due primarily to a capital contribution in early 2016, net of an offsetting decrease in average invested assets due to continued repayments of funding agreements in our Run-off segment. In addition to the increase in average invested assets, net investment spread increased primarily due to (i) higher interest accruals resulting from additional interest rates swaps entered into in 2016, (ii) higher returns on private equity investments due to improved equity market performance and (iii) lower interest credited on policyholder account balances due to lower average crediting rates in connection with the low interest rate environment.

•	Net investment spread increased in 2015 primarily due to higher net investment income in our Annuities segment. Following the merger of several entities to form MetLife USA, now Brighthouse Insurance, in November 2014, portfolio management actions to reinvest the combined cash of the merged entities into higher yielding asset classes and the reallocation of portfolio duration hedges resulted in improved investment yields. See “Formation of Brighthouse and the Restructuring.”

Impact of Hedging on Results

Given the material market risks embedded in our liabilities, we use derivative instruments to hedge these risks. We take numerous criteria, including GAAP accounting, statutory accounting, rating agency considerations, and risk neutral values, for example liabilities being valued assuming the risk free rate, into account when constructing our hedge targets for each liability. We balance these objectives with the ultimate goal of maximizing long-term value. Because Brighthouse has a different business mix and size profile than MetLife, our hedge targets will be modified to prioritize statutory and rating agency considerations, with less emphasis on mitigating GAAP accounting volatility. This could result in an increase to net income volatility as compared to a GAAP-focused hedge program due to differences in the sensitivity of statutory and GAAP liabilities to changes in capital markets. These differences are most pronounced for ULSG. See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management” and “Business — Description of our Segments, Products and Operations — Run-off — ULSG Market Risk Exposure Management.”

Certain Business Events

There have been certain business events in recent periods, which have significantly affected the financial performance in these periods, that we believe are not indicative of financial performance in such periods. See “— Executive Summary — Certain Business Events.”

Effect of Assumption Updates on Operating Results

We sell various investment-type and insurance products and related riders. Most variable annuities, universal life, fixed deferred annuities and indexed annuities maintain contract holder deposits that are reported as liabilities and classified within either separate account liabilities or policyholder account balances. Other balance sheet accounts associated with our products and riders include liabilities for future policy benefits and unearned revenues and assets for DAC, VOBA and deferred sales inducements. The valuation of these assets and liabilities (other than deposits) are based on differing accounting methods depending on the product, each of which requires numerous assumptions and considerable judgment. The accounting models used in the valuation include, but are not limited to, those involving: (i) traditional life insurance products for which assumptions are locked in at inception; (ii) universal and variable life secondary guarantees for which benefit liabilities are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments; (iii) certain product guarantees for which benefit liabilities are accrued over the life of the contract in proportion to actual and future expected policy assessments; and (iv) certain product guarantees reported as embedded derivatives at fair value. In addition, an expectation of future losses on traditional and universal life products can require either the write-down of DAC or additional liabilities.

Our actuaries oversee the valuation of these product liabilities and assets and review underlying inputs and assumptions. We generally update the actuarial assumptions underlying these valuations on an annual basis. A change in assumptions can result in a significant change to the carrying value of product liabilities and assets and consequently, the impact could be material to earnings in the period of the change. Our historical operating results are impacted by the income effect of these assumption changes. For further details of our accounting policies and related judgments pertaining to assumption updates, see Note 1 of the notes to the combined financial statements and related sections within the Summary of Critical Accounting Estimates.

Executive Summary

Overview

We are a major provider of life insurance and annuity products in the United States with $222.0 billion of total assets and total shareholder’s net investment of $14.9 billion, including AOCI, as of December 31, 2016, and approximately $653 billion of life insurance face amount in-force as of December 31, 2016. Our products serve the financial security needs of our customers through approximately 2.8 million insurance policies and annuity contracts as of December 31, 2016. We offer our products solely in the United States through multiple independent distribution channels and marketing arrangements with a diverse network of distribution partners.

For operating purposes, we have established three reporting segments: (i) Annuities, (ii) Life and (iii) Run-off, which consists of operations relating to products we are not actively selling and which are separately managed. In addition, we report certain of our results of operations not included in the segments in Corporate & Other. We provide an overview of our reporting segments below. See “Business — Description of our Segments, Products and Operations” and Note 2 of the notes to the combined financial statements for further information on our segments and Corporate & Other. Management continues to evaluate our segment performance and allocate resources and may adjust related measurements in the future to better reflect segment profitability.

Our Annuities segment includes variable, fixed, index-linked and income annuities designed to help meet the financial security needs of individuals as they approach and enter retirement.

The table below presents the insurance liabilities as of December 31, 2016 and December 31, 2015, respectively, of these annuity products.

	December 31, 2016			December 31, 2015
	General Account (1)	Separate Account	Total	General Account (1)	Separate Account	Total
	(In millions)
Variable (1)	$11,825	$104,784	$116,609	$8,875	$106,528	$115,403
Fixed	13,523	—	13,523	14,300	—	14,300
Index-linked (2)	3,254	—	3,254	1,442	—	1,442
Income	4,450	71	4,521	4,184	66	4,250

Total	$33,052	$104,855	$137,907	$28,801	$106,594	$135,395

(1)	Includes liabilities for both directly written and assumed guaranteed minimum benefits.
(2)	Includes liabilities for accrued benefits based on equity returns.

Our Life segment includes term, whole, universal and variable life policies. Beginning in the first quarter of 2017 we have focused on term life and universal life. The table below presents the insurance liabilities as of December 31, 2016 and December 31, 2015, respectively, of these life insurance policies:

	December 31, 2016			December 31, 2015
	General Account	Separate Account	Total	General Account	Separate Account	Total
	(In millions)
Term	$2,343	$—	$2,343	$2,556	$—	$2,556
Whole	1,917	—	1,917	2,222	—	2,222
Universal	2,136	—	2,136	2,121	—	2,121
Variable	1,296	4,704	6,000	1,261	4,598	5,859

Total	$7,692	$4,704	$12,396	$8,160	$4,598	$12,758

Our Life segment also includes $162 million of liabilities relating to long-term disability insurance policies, which we issued in the past.

Our Run-off segment consists of operations related to products which we are not actively selling and which are separately managed, including structured settlements, COLI policies, BOLI policies, funding agreements and ULSG. With the exception of ULSG, these legacy business lines were not part of MetLife’s former Retail segment, but were issued by certain of the legal entities that are now part of Brighthouse. Beginning in the fourth quarter of 2016, we reported our ULSG business in the Run-off segment retrospectively for all years presented. For the financial impact of this change, see “Certain Business Events — ULSG Re-segmentation.”

The table below presents the insurance liabilities as of December 31, 2016 and December 31, 2015, respectively, of our annuity contracts and life insurance policies which are reported in our Run-off segment:

	December 31, 2016			December 31, 2015
	General Account	Separate Account	Total	General Account	Separate Account	Total
	(In millions)
Annuities	$11,213	$15	$11,228	$14,884	$152	$15,036
Life (1)	13,606	3,469	17,075	12,001	3,103	15,104

Total	$24,819	$3,484	$28,303	$26,885	$3,255	$30,140

(1)	Includes $12.6 billion and $10.9 billion of general account liabilities associated with the ULSG business as of December 31, 2016 and 2015, respectively.

We also report certain of our results in Corporate & Other, which contains the excess capital not allocated to the segments and interest expense related to the majority of our outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Corporate & Other includes the assumed reinsurance of certain living and death benefit guarantees issued in connection with variable annuity products from a former affiliated operating joint venture in Japan, as well as a reinsurance agreement to assume certain blocks of indemnity reinsurance from a MetLife affiliate. These reinsurance agreements were novated effective November 1, 2014. Corporate & Other also includes the elimination of intersegment amounts and a portion of MetLife’s U.S. insurance business sold direct to consumers.

Certain Business Events

The following tables show the effect on our net income (loss) and operating earnings of the items described in the following discussion, which we do not believe are indicative of performance in the period. There may be other items not included in the tables that caused significant changes in net income (loss) and operating earnings for the periods presented, including the action taken in 2016 to increase our reserves on our variable annuity contracts, see “— Actuarial Assumption Review,” and derivative losses on our economic hedges of certain liabilities in the second half of 2016. For additional discussions of these actions and their impacts on net income (loss) and operating earnings, see “— Results of Operations.” Amounts presented in the following tables and the discussion of items presented are net of income tax.

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Net Income (Loss):
Novated GMxB	$—	$—	$260
Disposition of MAL	$—	$—	$(299)
ULSG Recapture	$—	$—	$38
ULSG Model Change	$(429)	$—	$—
ULSG Re-segmentation	$(399)	$—	$—
SPDA Recapture	$269	$—	$—

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Operating Earnings:
Novated GMxB	$—	$—	$86
Disposition of MAL	$—	$—	$—
ULSG Recapture	$—	$—	$38
ULSG Model Change	$(429)	$—	$—
ULSG Re-segmentation	$(399)	$—	$—
SPDA Recapture	$269	$—	$—

Novated GMxB. In November 2014, we exited, through a novation to a MetLife affiliate, an agreement reinsuring GMLB liabilities originally assumed from our former operating joint venture in Japan and an indemnity reinsurance agreement with another MetLife affiliate (the “Novated GMxB”). As a result of the novation, there was no activity related to the Novated GMxB for the years ended December 31, 2016 and 2015, decreasing net income (loss) by $260 million and decreasing operating earnings by $86 million for the year ended December 31, 2015, compared to 2014. See “— Results of Operations — Combined Results for the Years Ended December 31, 2016, 2015 and 2014.”

The table below presents the components of operating earnings and net income (loss) resulting from the Novated GMxB for the year ended December 31, 2014. For the years ended December 31, 2016 and 2015, the Novated GMxB had no impact to operating earnings and net income (loss).

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Fee income	$—	$—	$146
Net investment spread	—	—	10
Insurance-related activities	—	—	(24)
Other expenses, net of DAC	—	—	—

Operating earnings before provision of income tax	—	—	132
Provision for income tax expense (benefit)	—	—	46

Operating earnings	—	—	86
Operating earnings adjustments:
Net investment gains (losses)	—	—	72
Net derivative gains (losses)	—	—	198
Provision for income tax (expense) benefit on operating earnings adjustments	—	—	(96)

Net income (loss)	$—	$—	$260

Disposition of MAL. In May 2014, we completed the sale of our wholly owned subsidiary, MAL, which was previously part of MetLife’s former Corporate Benefit Funding segment, for $702 million in net cash consideration. As a result of the sale, a loss of $358 million was recorded for the year ended December 31, 2014, which included a reduction to goodwill of $35 million. The loss was reflected in net investment gains (losses) on the combined statements of operations. As a result of this loss, 2015 net income (loss) increased compared to 2014. This increase was partially offset by decreases of $52 million and $7 million due to net derivative gains (losses) and the results of operations related to MAL, respectively, recorded in 2014 but not included in 2015. As a divested business, the operations of MAL were included in net income (loss) but excluded from operating earnings. See “— Results of Operations — Combined Results for the Years Ended December 31, 2016, 2015 and 2014.”

ULSG Recapture. In October 2014, a MetLife affiliate recaptured a block of ULSG which we had assumed on a 75% coinsurance with funds withheld basis (the “ULSG Recapture”). This transaction resulted in a one-time benefit of $58 million for the year ended December 31, 2014 from a gain recorded upon the recapture. This gain was partially offset by $20 million from the effect the recapture had on expected future gross profits resulting in changes to the amortization of unearned revenue and DAC. As a result, the ULSG Recapture decreased both net income (loss) and operating earnings by $38 million for the year ended December 31, 2015, compared to 2014. The ULSG Recapture had no impact to net income (loss) and operating earnings for the year ended December 31, 2016. See “— Results of Operations — Segments and Corporate & Other Results for the Years Ended December 31, 2016, 2015 and 2014.”

ULSG Model Change. During the year ended December 31, 2016, we refined our actuarial model which calculates the reserves for our ULSG products (the “ULSG Model Change”). The new model treats projected premiums and death claims differently than the previous model. This change resulted in a one-time charge to net income (loss) and operating earnings of $429 million for the year ended December 31, 2016. Of this one-time charge, $171 million resulted directly from the model refinements, as follows:

•	a $150 million increase in insurance-related liabilities;

•	a $16 million decrease in amortization of unearned revenue; and

•	a $5 million increase in DAC amortization.

The above impacts from the model change also resulted in a reduction of expected future gross profits, which drove our loss recognition margins negative, resulting in a further DAC write-off of $237 million and an increase in insurance-related liabilities of $21 million. As a further result of the lower expected future gross profits, we expect to recognize ongoing future increases in the insurance-related liabilities, for which $86 million, in addition to the one-time charges, was recognized in the third and fourth quarters of 2016. The ongoing future increases are expected to range between $40 million and $45 million each quarter and gradually decline over time. See “—Results of Operations — Combined Results for the Years Ended December 31, 2016, 2015 and 2014 — Operating.”

ULSG Re-segmentation. In the fourth quarter of 2016, we moved the ULSG products out of the Life segment and into the Run-off segment (“ULSG Re-segmentation”). The move was triggered by the decision in late 2016 to cease sales of all ULSG products in early 2017 and to manage this business separately from the rest of the Life business. In accordance with our accounting policies, the move to a different segment required us to separately evaluate and test the ULSG products for loss recognition without being able to offset losses with future earnings from the variable and universal life products remaining in the Life segment. This re-segmentation driven loss recognition resulted in a decrease in both net income (loss) and operating earnings of $399 million, of which $365 million was from the write-off of DAC and $34 million was from an increase in insurance-related liabilities. See “— Results of Operations — Combined Results for the Years Ended December 31, 2016, 2015 and 2014 — Operating.”

SPDA Recaptures. During the year ended December 31, 2016, in contemplation of the separation, we recaptured certain blocks of single-premium deferred annuities ceded to a MetLife affiliate on a 90% coinsurance basis (the “SPDA Recaptures”). The SPDA Recaptures resulted in an increase in both net income (loss) and operating earnings of $269 million for the year ended December 31, 2016. This increase resulted from higher fee income of $197 million from favorable settlements recorded upon recapture and a recovery of DAC amortization of $72 million. See “— Results of Operations — Segments and Corporate & Other Results for the Years Ended December 31, 2016, 2015 and 2014.”

Actuarial Assumption Review

As a result of the 2016 actuarial assumption review related to our variable annuity business, we made certain changes to policyholder behavior and long-term economic assumptions, primarily relating to annuitization utilization as well as withdrawals and risk margins. The 2016 review included an analysis of a larger body of actual experience than was previously available which, when combined with recently available and relevant industry-wide data, we believe provided greater insight into anticipated policyholder behavior for variable annuity contracts that are in the money. This experience included a statistically significant amount of our GMIB policies passing the ten year waiting period required to allow contract holders to use certain benefits and a longer period of experience in a low interest rate environment.

The following table shows the impact on operating earnings and net income (loss) during the years ended December 31, 2016, 2015, and 2014 from the actuarial assumption reviews. The impact related to GMLBs is included in net income (loss), but not included in operating earnings, see “— Non-GAAP and Other Financial Disclosures.”

	Years Ended December 31,
	2016	2015	2014
	(In millions)
GMLBs	$(1,526)	$(61)	$20
Included in operating earnings:
Other annuity business	(130)	(27)	(22)
Life business	1	3	8
Run-off	—	(27)	1

Total included in operating earnings	(129)	(51)	(13)

Total impact on net income (loss)	$(1,655)	$(112)	$7

Results of Operations

Combined Results for the Years Ended December 31, 2016, 2015 and 2014

Business Overview. Sales decreased in both our Annuities and Life segments for the year ended December 31, 2016, compared to increasing in both segments in 2015. Annuity sales declines resulted primarily from the suspension of sales by a significant distributor and the discontinuance of our GMIB riders. These declines were partially offset by increased sales of index-linked annuities and our latest generation withdrawal guarantee product. Life sales declined primarily due to the sale of MPCG to MassMutual, partially offset by increased sales of our new universal life product. Sales increased in both our Annuities and Life segments for the year ended December 31, 2015, compared to 2014. Increased sales in the Annuities segment resulted primarily from increased demand for our index-linked annuities and the introduction of new variable annuity guarantee products. The Life segment had improved sales in traditional and universal life products as we introduced more competitive products in the market.

A portion of our net income (loss) is driven by separate account balances, particularly in our Annuities segment. Most directly, these balances determine asset-based fee income and also impact DAC amortization and asset-based commissions. Separate account balances are driven by sales, movements in the market, surrenders, withdrawals, benefit payments, transfers and policy charges. Separate account net flows in our Annuities segment were negative in both 2016 and 2015. The Life segment experienced positive net flows in the general account in both 2016 and 2015.

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Revenues
Premiums	$1,222	$1,679	$1,500
Universal life and investment-type product policy fees	3,782	4,010	4,335
Net investment income	3,207	3,099	3,090
Other revenues	736	422	535
Net investment gains (losses)	(78)	7	(435)
Net derivative gains (losses)	(5,851)	(326)	423

Total revenues	3,018	8,891	9,448

Expenses
Policyholder benefits and claims	3,903	3,269	3,334
Interest credited to policyholder account balances	1,165	1,259	1,278
Capitalization of DAC	(334)	(399)	(405)
Amortization of DAC and VOBA	371	781	1,109
Other expenses	2,618	2,519	2,604

Total expenses	7,723	7,429	7,920

Income (loss) before provision for income tax	(4,705)	1,462	1,528
Provision for income tax expense (benefit)	(1,766)	343	369

Net income (loss)	$(2,939)	$1,119	$1,159

The table below shows the components of our net income (loss), in addition to operating earnings, for the years ended December 31, 2016, 2015 and 2014.

	Years Ended December 31,
	2016	2015	2014
	(In millions)
GMLB Riders	$(3,221)	$(500)	$(438)
Amortization of DAC and VOBA	3	(3)	(20)
Other derivative instruments	(2,015)	(156)	230
Net investment gains (losses)	(78)	7	(435)
Other adjustments	(261)	1	(28)
Operating earnings before provision for income tax	867	2,113	2,219

Income (loss) before provision for income tax	(4,705)	1,462	1,528
Provision for income tax (expense) benefit	1,766	(343)	(369)

Net income (loss)	$(2,939)	$1,119	$1,159

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

Overview. Income (loss) before provision for income tax decreased $6.2 billion ($4.1 billion, net of income tax) compared to 2015. In addition to lower operating earnings, this decrease was primarily due to unfavorable results from GMLB Riders and unfavorable changes in other derivative instruments. Excluding the impact of the annual actuarial assumption review, income (loss) before provision for income tax decreased $3.8 billion ($2.5 billion, net of income tax).

GMLB Riders. The GMLB Riders reflect (i) changes in the carrying value of GMLB liabilities, including GMIBs, GMWBs and GMABs; (ii) changes in the fair value of the hedges and reinsurance of the GMLB liabilities; (iii) the fees earned from the GMLB liabilities; and (iv) the effects related to DAC and VOBA amortization offsets to each of the preceding components (collectively, the “GMLB Riders”).

GMLB Riders decreased income (loss) before provision for income tax by $2.7 billion ($1.8 billion, net of income tax), as our annual actuarial assumption review resulted in changes to assumptions regarding policyholder behavior which significantly increased the carrying value of the liabilities. In addition, market factors resulted in a significant decrease in the fair value of our related hedges. These decreases were partially offset by the favorable impacts on the liabilities due to those same market factors as well as favorable impacts to DAC amortization. Excluding the impact of the annual actuarial assumption review, GMLB Riders decreased income (loss) before provision for income tax by $466 million ($303 million, net of income tax). For a detailed discussion of the GMLB Riders see “— GMLB Riders for the Years Ended December 31, 2016, 2015 and 2014.”

Amortization of DAC and VOBA. Lower DAC and VOBA amortization, excluding the amounts in the GMLB Riders and operating earnings, increased income (loss) before provision for income tax by $6 million ($4 million, net of income tax), primarily due to lower profits resulting from net investment gains (losses) and net derivative gains (losses).

Other Derivative Instruments. We have other derivative instruments, in addition to the hedges and embedded derivatives included in the GMLB Riders, for which changes in fair value are recognized in net derivative gains (losses). Changes in the fair value of our other derivative instruments decreased income (loss) before provision for income tax by $1.9 billion ($1.2 billion, net of income tax).

We have freestanding derivatives that economically hedge certain invested assets and insurance liabilities. The majority of this hedging activity is focused in the following areas:

•	use of interest rate swaps when we have duration mismatches where suitable assets with maturities similar to those of our long-dated liabilities are not readily available in the market; and

•	use of foreign currency swaps when we hold fixed maturity securities denominated in foreign currencies that are matching insurance liabilities denominated in U.S. dollars.

The market impacts on the hedges are accounted for in net income (loss) while the offsetting economic impact on the items they are hedging are either not recognized or recognized through OCI in equity.

In 2016, in connection with the separation, we entered into additional interest rate swaps in order to hedge the risk of a decline in the statutory capital of the Company from further declines in interest rates.

Changes in the fair value of freestanding derivatives decreased income (loss) before provision for income tax by $1.7 billion ($1.1 billion, net of income tax), primarily due to the unfavorable changes in our receive fixed interest rate swaps and interest rate total return swaps resulting from long-term interest rates increasing in 2016, including a significant increase in the fourth quarter, compared to decreasing in 2015.

Certain ceded reinsurance agreements in our Life segment are written on a coinsurance with funds withheld basis. The funds withheld component is accounted for as an embedded derivative with changes in the fair value recognized in net income (loss) in the period in which they occur. In addition, the changes in liability values of our index-linked annuity products that result from changes in the underlying equity index are accounted for as embedded derivatives. Unfavorable changes in the fair value of embedded derivatives decreased income (loss) before provision for income tax by $181 million ($118 million, net of income tax), primarily due to the unfavorable impact of an increase in equity index levels on certain fixed annuities with equity-indexed returns.

Net Investment Gains (Losses). Net investment gains (losses) decreased income (loss) before provision for income tax by $85 million ($55 million, net of income tax), primarily due to realized gains on real estate and real estate joint ventures recognized in 2015 and higher impairments on real estate joint ventures in 2016, compared to 2015. These decreases were partially offset by lower impairments of fixed maturity securities in 2016, compared to 2015.

Other Adjustments. Other adjustments to determine operating earnings decreased income (loss) before provision for income tax by $262 million ($170 million, net of income tax), primarily due to:

•	a decrease of $161 million ($109 million, net of income tax) from an impairment of goodwill in our Run-off segment; and

•	a decrease of $72 million ($47 million, net of income tax) from higher expenses in Corporate & Other related to the write-off of previously capitalized items in connection with the sale of MPCG to MassMutual.

Income Tax Expense (Benefit). Income tax benefit for the year ended December 31, 2016 was $1.8 billion, or 38% of income (loss) before provision for income tax, compared to income tax expense of $343 million, or 23% of income (loss) before provision for income tax, for the year ended December 31, 2015. Our 2016 and 2015 effective tax rates differ from the U.S. statutory rate of 35% primarily due to the impacts of the dividend received deductions and utilization of tax credits.

Operating Earnings. As more fully described in “— Non-GAAP and Other Financial Disclosures,” we use operating earnings, which does not equate to net income (loss), as determined in accordance with GAAP, to analyze our performance, evaluate segment performance, and allocate resources. We believe that the presentation of operating earnings, as we measure it for management purposes, enhances the understanding of our performance by highlighting the results of operations and the underlying profitability drivers of the business. Operating earnings and other financial measures based on operating earnings allow analysis of our performance relative to our business plan and facilitate comparisons to industry results. Operating earnings should not be viewed as a substitute for net income (loss). Operating earnings before provision for income tax decreased $1.2 billion ($855 million, net of income tax) for the year ended December 31, 2016, compared to 2015. Operating earnings is discussed in greater detail below.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

Overview. Income (loss) before provision for income tax decreased $66 million ($40 million, net of income tax), compared to 2014. In addition to lower operating earnings, this decrease was primarily due to unfavorable changes in other derivative instruments, including the Novated GMxB, and unfavorable results from GMLB Riders, partially offset by favorable changes in net investment gains (losses). Excluding the impact of the annual actuarial assumption review, income (loss) before provision for income tax increased $117 million ($79 million, net of income tax).

GMLB Riders. The GMLB Riders decreased income (loss) before provision for income tax by $62 million ($40 million, net of income tax), as the unfavorable impacts from changes in fair value of the hedges and reinsurance, as well as lower fees, more than offset the favorable impacts from changes in the fair value of the liabilities and impacts to DAC amortization. Excluding the impact of the annual actuarial assumption review, GMLB Riders increased income (loss) before provision for income tax by $63 million ($41 million, net of income tax). For a detailed discussion of the GMLB Riders, see “— GMLB Riders for the Years Ended December 31, 2016, 2015 and 2014.”

Amortization of DAC and VOBA. Lower DAC and VOBA amortization, excluding the amounts in the GMLB Riders and operating earnings, increased income (loss) before provision for income tax by $17 million ($11 million, net of income tax), primarily due to higher profits resulting from net investment gains (losses) and net derivative gains (losses) related to products in our Life segment.

Other Derivative Instruments. Unfavorable changes in the fair market value of freestanding derivatives decreased income (loss) before provision for income tax by $156 million ($101 million, net of income tax), primarily due to:

•	a decrease of $76 million ($49 million, net of income tax) from the impact of changes in interest rates and foreign currency markets. Long-term interest rates declined less in 2015 than in 2014 which unfavorably impacted our receive fixed rate interest rate swaps. In addition, the U.S. dollar strengthened less in 2015 than in 2014, relative to other key currencies, which unfavorably impacted foreign currency swaps held to hedge foreign denominated fixed maturity securities; and

•	a decrease of $80 million ($52 million, net of income tax) from the impact of having no net derivative gains (losses) in 2015 as a result of the MAL disposition. See “— Executive Summary — Certain Business Events.”

Net unfavorable changes in the fair value of our embedded derivatives decreased income (loss) before provision for income tax by $32 million ($21 million, net of income tax). This decrease was primarily due to the unfavorable impact on the underlying assets of the funds withheld caused by interest rates declining less in 2015 than in 2014. The decrease was partially offset by the favorable impact on our index-linked liabilities as a result of the declines in equity markets.

The Novated GMxB included assumed guaranteed minimum benefit liabilities that were not included in the GMLB Riders. Income (loss) before provision for income tax decreased by $198 million ($129 million, net of income tax) as there were no changes in fair value related to the Novated GMxB embedded derivatives or hedges recognized in the year ended December 31, 2015, compared to 2014. This decrease was recognized in net derivative gains (losses). See “— Executive Summary — Certain Business Events.”

Net Investment Gains (Losses). Favorable net investment gains (losses) increased income (loss) before provision for income tax by $442 million ($287 million, net of income tax), primarily due to the impact from a loss recorded in 2014 in connection with the disposition of MAL, partially offset by favorable foreign exchange impacts recorded in 2014 related to the Novated GMxB.

Other Adjustments. Other adjustments to determine operating earnings increased income (loss) before provision for income tax by $29 million ($19 million, net of income tax) as a result of the following:

•	an increase of $55 million ($36 million, net of income tax) due to lower policyholder benefits and claims resulting from the adjustment for market performance related to participating pension risk transfer products in our Run-off segment; partially offset by

•	a decrease of $15 million ($10 million, net of income tax) from lower amortization of unearned revenue due to higher profits resulting from net investment gains (losses) and net derivative gains (losses) related to products in our Life segment; and

•	a decrease of $11 million ($7 million, net of income tax) due to 2015 having no impact from the operations of MAL as a result of the 2014 disposition.

Income Tax Expense (Benefit). Income tax expense for the year ended December 31, 2015 was $343 million, or 23% of income (loss) before provision for income tax, compared to income tax expense of $369 million, or 24% of income (loss) before provision for income tax, for the year ended December 31, 2014. Our 2015 and 2014 effective tax rates differ from the U.S. statutory rate of 35% primarily due to the impacts of the dividend received deductions and utilization of tax credits.

Operating Earnings. Operating earnings before provision for income tax decreased $106 million ($75 million, net of income tax) for the year ended December 31, 2015. Operating earnings is discussed in greater detail below.

Reconciliation of net income (loss) to operating earnings

Year Ended December 31, 2016

	Annuities	Life	Run-off	Corporate & Other	Total
	(In millions)
Net income (loss)	$(1,177)	$(23)	$(770)	$(969)	$(2,939)
Add: Provision for income tax expense (benefit)	(770)	(27)	(413)	(556)	(1,766)

Net income (loss) before provision for income tax	(1,947)	(50)	(1,183)	(1,525)	(4,705)
Less: GMLB Riders	(3,221)	—	—	—	(3,221)
Less: Amortization of DAC and VOBA	2	1	—	—	3
Less: Other derivative instruments	(354)	(71)	(163)	(1,427)	(2,015)
Less: Net investment gains (losses)	(8)	10	(15)	(65)	(78)
Less: Other adjustments	(2)	(16)	(171)	(72)	(261)

Operating earnings before provision for income tax	1,636	26	(834)	39	867
Less: Provision for income tax expense (benefit)	484	—	(295)	(8)	181

Operating earnings	$1,152	$26	$(539)	$47	$686

Year Ended December 31, 2015

	Annuities	Life	Run-off	Corporate & Other	Total
	(In millions)
Net income (loss)	$751	$15	$447	$(94)	$1,119
Add: Provision for income tax expense (benefit)	181	(1)	237	(74)	343

Net income (loss) before provision for income tax	932	14	684	(168)	1,462
Less: GMLB Riders	(500)	—	—	—	(500)
Less: Amortization of DAC and VOBA	(24)	21	—	—	(3)
Less: Other derivative instruments	(70)	(31)	(58)	3	(156)
Less: Net investment gains (losses)	74	4	22	(93)	7
Less: Other adjustments	—	(1)	3	(1)	1

Operating earnings before provision for income tax	1,452	21	717	(77)	2,113
Less: Provision for income tax (expense) benefit	363	1	249	(41)	572

Operating earnings	$1,089	$20	$468	$(36)	$1,541

Year Ended December 31, 2014

	Annuities	Life	Run-off	Corporate & Other	Total
	(In millions)
Net income (loss)	$689	$43	$245	$182	$1,159
Add: Provision for income tax expense (benefit)	146	8	131	84	369

Net income (loss) before provision for income tax	835	51	376	266	1,528
Less: GMLB Riders	(438)	—	—	—	(438)
Less: Amortization of DAC and VOBA	—	(20)	—	—	(20)
Less: Other derivative instruments	(94)	36	114	174	230
Less: Net investment gains (losses)	70	(5)	(556)	56	(435)
Less: Other adjustments	—	13	(42)	1	(28)

Operating earnings before provision for income tax	1,297	27	860	35	2,219
Less: Provision for income tax expense (benefit)	307	1	295	—	603

Operating earnings	$990	$26	$565	$35	$1,616

Combined Results for the Years Ended December 31, 2016, 2015 and 2014 — Operating

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Fee income	$4,320	$4,090	$4,293
Net investment spread	1,546	1,486	1,357
Insurance-related activities	(1,332)	(617)	(473)
Amortization of DAC and VOBA	(1,635)	(735)	(809)
Other expenses, net of DAC capitalization	(2,032)	(2,111)	(2,149)

Operating earnings before provision for income tax	867	2,113	2,219
Provisions for income tax expense (benefit)	181	572	603

Operating earnings	$686	$1,541	$1,616

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. The $855 million decrease in operating earnings resulted from a decrease in our Run-off segment, partially offset by increases in our Annuities segment and Corporate & Other. The decrease in our Run-off segment was due primarily to the ULSG Model Change and ULSG Re-segmentation. The increase in our Annuities segment was primarily due to higher fee income, lower amortization of DAC and VOBA and higher net investment spread, partially offset by higher GMDB costs. The increase in Corporate & Other was due primarily to higher net investment spread. Excluding the impact of the annual actuarial assumption review, operating earnings decreased $777 million. For more information on the ULSG Model Change and ULSG Re-segmentation, see “— Executive Summary — Certain Business Events.”

Fee Income. Higher fee income increased operating earnings by $150 million, primarily due to the impacts of the SPDA Recaptures and the recapture of several reinsurance agreements in our Life segment, which was partially offset by lower asset-based fees in our Annuities segment. Excluding the impact of the annual actuarial assumption review, higher fee income increased operating earnings by $142 million. For more information on the SPDA Recaptures, see “— Executive Summary — Certain Business Events.”

Net Investment Spread. Higher net investment spread increased operating earnings by $39 million, primarily due to higher net investment income resulting from higher invested asset bases in our Annuities segment and Corporate & Other, partially offset by a lower invested asset base in our Run-off segment. The overall increase in net investment income was partially offset by lower yields earned on the reinvestment of fixed maturity securities throughout our portfolios as a result of the low interest rate environment and lower returns on real estate joint ventures and securities lending in our Run-off segment. Net investment spread was further reduced by a decrease in income on the reinsurance deposit funds related to the SPDA Recaptures.

Insurance-Related Activities. Insurance-related activities decreased operating earnings by $465 million primarily due to higher liabilities in our Run-off segment resulting from the ULSG Model Change and ULSG Re-segmentation and higher GMDB costs in our Annuities segment. Excluding the impact of the annual actuarial assumption review discussed below, insurance-related activities decreased operating earnings by $460 million.

Amortization of DAC and VOBA. DAC amortization is affected by estimated future gross margins or profits as well as differences between actual gross margins and estimates in the current period. See “— Summary of Critical Accounting Estimates — Deferred Policy Acquisition Costs and Value of Business Acquired.” Higher amortization of DAC and VOBA decreased operating earnings by $585 million, primarily due to the impacts of the ULSG Re-segmentation and the ULSG Model Change. Excluding the impact of the annual actuarial assumption review, higher amortization of DAC and VOBA decreased operating earnings by $504 million.

Other Expenses, Net of DAC Capitalization. Lower expenses increased operating earnings by $51 million, primarily due to the impact of the sale of MPCG to MassMutual in our Annuities and Life segments and lower asset-based costs in our Annuities segment, partially offset by higher allocated software amortization in our Annuities and Life segments as a result of certain projects being completed and placed into service in 2016.

Actuarial Assumption Review. The results of the annual actuarial assumption review, which are included in the amounts discussed above, decreased operating earnings by $78 million, primarily due to unfavorable impacts to DAC and insurance-related liabilities in our Annuities segment, partially offset by favorable impacts to insurance-related liabilities in our Run-off segment.

Income Tax Expense (Benefit). Income tax expense for the year ended December 31, 2016 was $181 million, or 21% of operating earnings before provision for income tax, compared to income tax expense of $572 million, or 27% of operating earnings before income tax, for the year ended December 31, 2015. Our 2016 and 2015 effective tax rates differ from the U.S. statutory rate of 35% primarily due to the impacts of the dividend received deductions and utilization of tax credits.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. The $75 million decrease in operating earnings resulted from decreases in our Run-off segment and Corporate & Other, partially offset by an increase in our Annuities segment. The decrease in our Run-off segment was primarily due to unfavorable underwriting results. The decrease in Corporate & Other was primarily due to the impacts of the Novated GMxB and higher expenses. The increase in our Annuities segment was primarily due to higher net investment spread and lower expenses, partially offset by a decrease in the fair value of reinsurance deposit funds and lower fee income. Excluding the impact of the annual actuarial assumption review, operating earnings decreased by $37 million.

Fee Income. Lower fee income, excluding the Novated GMxB, decreased operating earnings by $37 million, primarily due to lower asset-based fees in our Annuities segment. Excluding the impact of the annual actuarial assumption review, operating earnings decreased by $43 million.

Net Investment Spread. Higher net investment spread, excluding the Novated GMxB, increased operating earnings by $91 million, primarily due to higher net investment income in our Annuities segment.

Insurance-Related Activities. Insurance-related activities, excluding the Novated GMxB, decreased operating earnings by $110 million, primarily due to:

•	a decrease of $63 million from unfavorable underwriting results in our ULSG business;

•	a decrease of $59 million from an unfavorable change in the fair value of reinsurance deposit funds in our Annuities segment; and

•	a decrease of $25 million from unfavorable underwriting results in our Life segment; partially offset by

•	an increase of $26 million from lower costs related to GMDBs in our Annuities segment; and

•	an increase of $15 million from favorable underwriting results in our direct to consumer business in Corporate & Other.

Excluding the impact of the annual actuarial assumption review, insurance-related activities decreased operating earnings by $77 million.

Amortization of DAC and VOBA. Lower DAC and VOBA amortization increased operating earnings by $48 million, primarily due to lower asset-based fees earned in our Annuities segment and the impact of the ULSG Recapture in our Run-off segment. See “— Executive Summary — Certain Business Events.” Excluding the impact of the annual actuarial assumption review, lower amortization of DAC and VOBA increased operating earnings by $59 million.

Other Expenses, Net of DAC Capitalization. Lower expenses increased operating earnings by $25 million. This decrease was due primarily to lower project-related costs and the impact from a charge recognized in 2014 in connection with a reinsurance recapture transaction in our Annuities segment, partially offset by higher expenses in Corporate & Other related to reinsurance assumed from foreign affiliates of MetLife.

Novated GMxB. The Novated GMxB had no impact on operating earnings for the year ended December 31, 2015, resulting in a decrease of $86 million, compared to 2014, recognized in the table above as follows:

•	a decrease in fee income of $95 million;

•	a decrease in net investment spread of $7 million; partially offset by

•	an increase in insurance-related activities of $16 million.

Actuarial Assumption Review. The results of the actuarial assumption review, which are included in the amounts discussed above, decreased operating earnings by $38 million as assumption updates resulted in higher policyholder liabilities in our Run-off segment and higher amortization of DAC and VOBA in our Life segment.

Income Tax Expense (Benefit). Income tax expense for the year ended December 31, 2015 was $572 million, or 27% of operating earnings before provision for income tax, compared to income tax expense of $603 million, or 27% of operating earnings before provision for income tax, for the year ended December 31, 2014. Our 2015 and 2014 effective tax rates differ from the U.S. statutory rate of 35% primarily due to the impacts of the dividend received deductions and utilization of tax credits.

Segments and Corporate & Other Results for the Years Ended December 31, 2016, 2015 and 2014

Annuities

Business Overview. Annuity sales decreased 23% for the year ended December 31, 2016, compared to 2015, primarily driven by the suspension of sales by a significant distributor and the discontinuance of our GMIB riders. These decreases were partially offset by higher sales of our Shield Level Selector and the new FlexChoice withdrawal guarantee product introduced in 2015. This followed a 17% increase for the year ended December 31, 2015, compared to 2014, due to strong sales of Shield Level Selector and new variable annuity guarantee products introduced in late 2014 and early 2015. Average separate account balances declined in the year ended December 31, 2016, compared to 2015, primarily due to higher negative net flows as benefits, surrenders and withdrawals exceeded sales, as well as unfavorable impacts from equity market performance. While market performance was positive in 2016, the timing of a significant market decline in the third quarter of 2015 resulted in lower average balances during 2016, compared to 2015. Negative net flows, combined with unfavorable equity market returns, resulted in a decrease in average separate account balances for the year ended December 31, 2015, compared to 2014. While we experienced negative net flows in both 2015 and 2014, the rate of negative flows improved in 2015, compared to 2014.

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Fee income	$3,155	$3,042	$3,124
Net investment spread	714	651	505
Insurance-related activities	(619)	(484)	(438)
Amortization of DAC and VOBA	(368)	(456)	(506)
Other expenses, net of DAC capitalization	(1,246)	(1,301)	(1,388)

Operating earnings before provision for income tax	1,636	1,452	1,297
Provision for income tax expense (benefit)	484	363	307

Operating earnings	$1,152	$1,089	$990

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. Operating earnings increased $63 million, driven by higher fee income, lower DAC and VOBA amortization, higher net investment spread and lower expenses, partially offset by higher GMDB costs and unfavorable mortality experience. Excluding the impact of the annual actuarial assumption review, operating earnings increased $166 million.

Fee Income. Higher fee income increased operating earnings by $73 million, primarily due to:

•	an increase of $197 million resulting from the SPDA Recaptures; partially offset by

•	a decrease of $126 million in asset-based fees resulting from the lower average separate account balances noted above, a portion of which was offset by a decrease in other expenses, net of DAC capitalization, from lower asset-based commissions.

Net Investment Spread. Higher net investment spread increased operating earnings by $41 million, primarily due to higher net investment income and lower interest credited, partially offset by lower interest earned on the reinsurance deposit funds related to the SPDA Recaptures. Net investment income increased primarily due to an increase in the average invested asset base and higher returns on private equity investments, partially offset by the impact from the low interest rate environment, which resulted in investments in fixed maturity securities and mortgage loans at yields lower than the portfolio average. The average invested asset base increased as a result of the SPDA Recaptures, positive net flows in the general account and an increase in allocated equity. Interest credited on policyholder account balances decreased primarily due to lower average crediting rates in connection with the low interest rate environment.

Insurance-Related Activities. Insurance-related activities decreased operating earnings by $88 million, primarily due to:

•	a decrease of $71 million from higher costs associated with GMDBs driven by an increase in liability balances resulting from changes in rider utilization assumptions, higher claims, and hedge losses; and

•	a decrease of $25 million from unfavorable mortality in our income annuities business.

Excluding the impact of the annual actuarial assumption review, insurance-related activities decreased operating earnings by $58 million.

Amortization of DAC and VOBA. Lower DAC and VOBA amortization increased operating earnings by $57 million. The decrease in amortization was primarily due to:

•	a decrease of $71 million from a recovery of DAC related to the SPDA Recaptures;

•	a decrease of $40 million from lower actual margins or profits resulting from lower asset-based fees earned on the lower average separate account balances noted above, net of the inverse impact on amortization from reduced future expected gross margins or profits due to the same lower fees; and

•	a decrease of $19 million from model refinements to DAC amortization related to affiliated reinsurance and hedges of variable annuities; partially offset by

•	an increase of $73 million from changes in annual actuarial assumptions discussed below.

Excluding the impact of the actuarial assumption review, lower DAC and VOBA amortization increased operating earnings by $130 million.

Other Expenses, Net of DAC Capitalization. Lower expenses increased operating earnings by $36 million, primarily due to the sale of MPCG to MassMutual, impacts from the suspension of sales by a major distributor, lower investment management fees resulting from lower assets under management in our proprietary funds, and lower asset-based commissions related to the lower average separate account balances noted above, partially offset by higher allocated software amortization.

Actuarial Assumption Review. The results from the annual actuarial assumption review, which is included in the amounts discussed above, decreased operating earnings by $103 million, primarily due to:

•	a decrease of $73 million from additional DAC amortization due to assumption changes related to rider utilization, separate account growth, market volatility and lapses; and

•	a decrease of $30 million in insurance-related activities from changes to rider utilization assumptions impacting GMDBs, net of changes in lapse assumptions.

Income Tax Expense (Benefit). Income tax expense for the year ended December 31, 2016 was $484 million, or 30% of operating earnings before provision for income tax, compared to $363 million, or 25% of operating earnings before provision for income tax, for the year ended December 31, 2015. Our 2016 and 2015 effective tax rates differ from the U.S. statutory rate of 35% primarily due to the impacts of the dividend received deductions.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. Operating earnings increased $99 million primarily due to higher net investment spread and lower expenses, partially offset by lower fee income. Excluding the impact of the annual actuarial assumption review, operating earnings increased $104 million.

Fee Income. Lower fee income decreased operating earnings by $53 million, primarily resulting from the following:

•	a $60 million decrease in asset-based fees resulting from the lower average separate account balances noted above;

•	a $38 million decrease in assumed rider fees resulting from the November 2014 recapture, by a MetLife affiliate done in connection with the formation of MetLife USA, now Brighthouse Insurance, of an affiliated reinsurance agreement for certain variable annuity business (“VA Recapture”); partially offset by

•	a $35 million increase in the amortization of deferred ceded commissions related to three affiliated co-insurance agreements covering certain blocks of variable annuity policies, which were entered into in late 2014 (“2014 Agreements”).

Net Investment Spread. Higher net investment spread increased operating earnings by $95 million. Net investment income increased in part from the effects of a merger of several entities in connection with the formation of MetLife USA, now Brighthouse Insurance, in November 2014. See “Formation of Brighthouse and the Restructuring.” As a result of the merger, investment yields improved from portfolio management actions to reinvest cash of the merged entities into higher yielding asset classes as well as increased interest accruals on portfolio duration hedges reallocated in connection with the merger. In addition, higher interest was earned on a higher allocated equity base. These increases were partially offset by the impact of the sustained low interest rate environment on yields on the reinvestment of fixed maturity securities and lower equity markets driving lower returns on other limited partnership interests. Interest expense on insurance liabilities increased due to an increase in the liability base related to income annuities, but was mostly offset by lower interest credited expense in our deferred annuities business as negative net flows reduced average policyholder account balances and, to a lesser degree, from lower average crediting rates on contracts with rate reset provisions in connection with the low interest rate environment.

Insurance-Related Activities. The impact from insurance related activities decreased operating earnings by $30 million, primarily due to:

•	a $59 million unfavorable change in the fair value of the underlying ceded separate account assets related to the 2014 Agreements due to lower equity market returns; partially offset by

•	a $26 million favorable change in the costs related to GMDBs as the liabilities increased at a lower rate primarily due to the VA Recapture, net of the impact from the assumption changes related to lapses and interest rates.

Excluding the impact of the annual actuarial assumption review, insurance-related liabilities decreased operating earnings by $20 million.

Amortization of DAC and VOBA. Lower DAC and VOBA amortization increased operating earnings by $33 million. Lower asset-based fees earned from the lower separate account balances noted above resulted in lower actual margins or profits and, therefore, lower amortization for the year ended December 31, 2015, compared to 2014. The impact of lower actual profits exceeded the inverse effect on amortization from lower expected future margins or profits due to the same lower asset-based fees. Excluding the impact of the annual actuarial assumption review, lower amortization of DAC and VOBA increased operating earnings by $28 million.

Other Expenses, Net of DAC Capitalization. Lower expenses increased operating earnings by $57 million. The decrease in expenses was primarily due to project-related costs and the impact of the VA Recapture, both incurred in 2014, partially offset by the impact of merging a distribution agency into an affiliate.

Actuarial Assumption Review. The results from the annual actuarial assumption review, which are included in the amounts discussed above, decreased operating earnings by $5 million. This decrease was primarily due to higher policyholder liabilities resulting from changes in lapse and interest rate assumptions related to GMDBs, which was partially offset by the inverse impact to DAC and VOBA amortization resulting from these same assumption changes.

Income Tax Expense (Benefit). Income tax expense for the year ended December 31, 2015 was $363 million, or 25% of operating earnings before provision for income tax, compared to income tax expense of $307 million, or 24% of operating earnings before provision for income tax, for the year ended December 31, 2014. Our 2015 and 2014 effective tax rates differ from the U.S. statutory rate of 35% primarily due to the impacts of the dividend received deductions.

Life

Business Overview. Life sales decreased 28% for the year ended December 31, 2016, compared to 2015, as term, whole life and variable universal life all encountered declines driven by the announcement of the sale of MPCG to MassMutual. These decreases were offset by increased universal life sales amid favorable market acceptance of our new universal life product. The 2016 decline followed an increase of 16% for the year ended December 31, 2015, compared to 2014, primarily in term and whole life products. Term life sales increased 40% as a repricing in late 2014 reduced premiums and made our products more competitive. Sales of whole life products increased 18% amid favorable market reception of our Enhanced Rate Plus program, which provides preferred rates and an expedited underwriting process for applications meeting specified qualifications. We experienced positive net flows in the general account for the year ended December 31, 2015 due to the higher traditional life sales and lower lapses in our universal life products. Despite lower sales, net flows in the general account continued to be positive for the year ended December 31, 2016.

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Fee income	$386	$254	$245
Net investment spread	98	106	113
Insurance-related activities	85	126	155
Amortization of DAC and VOBA	(284)	(190)	(169)
Other expenses, net of DAC capitalization	(259)	(275)	(317)

Operating earnings before provision for income tax	26	21	27
Provisions for income tax expense (benefit)	—	1	1

Operating earnings	$26	$20	$26

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. During 2016 we recaptured several reinsurance agreements from an affiliate of MetLife and a third party. While these recaptures did not result in a material impact to operating earnings, the recaptures resulted in a significant increase in amortization of DAC that was mostly offset by higher fee income. Operating earnings increased $6 million resulting primarily from lower amortization of DAC and VOBA excluding the 2016 reinsurance recapture transactions and lower expenses, partially offset by unfavorable underwriting experience.

Fee Income. Higher fee income increased operating earnings by $86 million, primarily due to the impact from the 2016 reinsurance recapture transactions.

Net Investment Spread. Lower net investment spread decreased operating earnings by $5 million, primarily due to higher implied interest on insurance liabilities due to growth in the average liability balances.

Insurance-Related Activities. Insurance-related activities decreased operating earnings by $27 million, primarily due to higher frequency and severity of claims in our variable and universal life business.

Amortization of DAC and VOBA. Higher amortization of DAC and VOBA decreased operating earnings by $61 million, primarily due to:

•	higher amortization of $78 million resulting from the 2016 reinsurance recapture transactions; partially offset by

•	lower amortization of $24 million from a decline in expected gross profits resulting from the aging of the business.

Other Expenses, Net of DAC Capitalization. Lower expenses increased operating earnings by $10 million, primarily due to the impacts from the sale of MPCG to MassMutual, partially offset by higher allocated software amortization and costs related to the 2016 reinsurance recapture transactions.

Actuarial Assumption Review. There was not a significant impact to operating earnings from the annual actuarial assumption review.

Income Tax Expense (Benefit). There was no income tax expense or benefit for the year ended December 31, 2016 compared to income tax expense of $1 million, or 5% of operating earnings before provision for income tax, for the year ended December 31, 2015. Our 2016 and 2015 effective tax rates differ from the U.S. statutory rate of 35% primarily due to the impacts of the dividend received deductions.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. Operating earnings decreased $6 million, primarily due to unfavorable underwriting experience and higher amortization of DAC and VOBA, partially offset by lower expenses. Excluding the impact of the annual actuarial assumption review, operating earnings were largely unchanged.

Fee Income. Higher fee income increased operating earnings by $6 million, primarily due to the favorable impacts to amortization of unearned revenue resulting from changes in assumptions regarding premium persistency. Excluding the impact of the annual actuarial assumption review, fee income was largely unchanged.

Net Investment Spread. Net investment spread decreased operating earnings by $5 million, as slightly higher implied interest on insurance liabilities was partially offset by a modest increase in net investment income.

Insurance-Related Activities. Unfavorable underwriting results decreased operating earnings by $19 million, primarily due to the impact of a favorable adjustment recognized in 2014 related to refinements in reserve calculations for traditional life disability waivers, partially offset by favorable mortality experience in our universal life business in 2015, compared to 2014.

Amortization of DAC and VOBA. Higher amortization of DAC and VOBA decreased operating earnings by $14 million, primarily due to changes in actuarial assumptions discussed below. Excluding the impact from the annual actuarial assumption review, amortization of DAC and VOBA decreased operating earnings by $3 million.

Other Expenses, net of DAC Capitalization. Lower expenses increased operating earnings by $27 million, primarily due to lower allocation of expenses from a MetLife affiliated broker-dealer.

Actuarial Assumption Review. The results from the annual actuarial assumption review, which are included in the amounts discussed above, decreased operating earnings by $4 million. The decrease was primarily due to higher amortization of DAC resulting from changes in the assumptions related to surrenders, general account earned rates and maintenance expenses in our variable and universal life businesses, partially offset by higher amortization of unearned revenue resulting from changes in assumptions regarding premium persistency.

Income Tax Expense (Benefit). Income tax expense for the year ended December 31, 2015 was $1 million, or 5% of operating earnings before provision for income tax, compared to income tax expense of $1 million, or 4% of operating earnings before provision for income tax, for the year ended December 31, 2014. Our 2015 and 2014 effective tax rates differ from the U.S. statutory rate of 35% primarily due to the impacts of the dividend received deductions.

Run-off

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Fee income	$757	$803	$786
Net investment spread	496	604	617
Insurance-related activities	(851)	(340)	(205)
Amortization of DAC and VOBA	(961)	(65)	(113)
Other expenses, net of DAC capitalization	(275)	(285)	(225)

Operating earnings before provision for income tax	(834)	717	860
Provisions for income tax expense (benefit)	(295)	249	295

Operating earnings	$(539)	$468	$565

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. Operating earnings decreased by $1.0 billion primarily due to the impacts of the ULSG Model Change and the ULSG Re-segmentation and lower net investment spread.

Fee Income. Lower fee income decreased operating earnings by $30 million primarily due to our no longer selling ULSG products with lifetime guarantees and lower amortization of unearned revenue resulting from the ULSG Model Change.

Net Investment Spread. Lower net investment spread decreased operating earnings by $70 million, primarily due to the impacts to net investment income from a lower average invested asset base and lower yields. Average invested assets decreased due to continued repayments of funding agreements in our spread-based business. Investment yields declined primarily due to lower returns on real estate joint ventures. Net investment income also declined due to a reduction in the size of our securities lending program and lower margins on the remaining balances as a result of a flatter yield curve.

Insurance-related Activities. Insurance-related activities decreased operating earnings by $332 million, primarily due to the following:

•	an increase of $171 million in insurance liabilities resulting from one-time impacts of the ULSG Model Change;

•	an increase of $86 million in insurance liabilities resulting from the recurring impact of lower expected future gross profits due to the ULSG Model Change;

•	an increase of $34 million in insurance liabilities resulting from the ULSG Re-segmentation; and

•	unfavorable mortality experience of $30 million due to higher claims in our ULSG products.

Excluding the impact of the annual actuarial assumption review, insurance related activities decreased operating earnings by $357 million.

Amortization of DAC and VOBA. Higher amortization of DAC and VOBA decreased operating earnings by $582 million, primarily due to the following:

•	higher amortization of $365 million resulting from the ULSG Re-segmentation; and

•	higher amortization of $237 million resulting from the ULSG Model Change.

Actuarial Assumption Review. The results of the annual actuarial assumption review, which are included in the amounts discussed above, increased operating earnings by $27 million, primarily due to lower liabilities resulting from changes in assumptions related to surrenders in our ULSG business.

Income Tax Expense (Benefit). Income tax benefit for the year ended December 31, 2016 was $295 million, or 35% of operating earnings before provision for income tax, compared to income tax expense of $249 million, or 35% of operating earnings before provision for income tax, for the year ended December 31, 2015.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. Operating earnings decreased $97 million, primarily due to unfavorable mortality experience and higher expenses, partially offset by lower amortization of DAC and VOBA. Excluding the impact of the annual actuarial assumption review, operating earnings decreased by $68 million.

Insurance-related Activities. Insurance-related activities decreased operating earnings by $88 million, primarily due to higher claims and the impact from lower lapse assumptions related to our ULSG business. Excluding the impact of the annual actuarial assumption review, insurance-related activities decreased operating earnings by $64 million.

Amortization of DAC and VOBA. Lower amortization of DAC and VOBA increased operating earnings by $31 million due to the following:

•	lower amortization of $20 million due to the ULSG Recapture; and

•	lower amortization of $13 million due to lower profits earned on a closed block of ULSG policies acquired through a prior acquisition.

Excluding the impact of the annual actuarial assumption review, lower amortization of DAC and VOBA increased operating earnings by $36 million.

Other Expenses, Net of DAC Capitalization. Higher expenses decreased operating earnings by $39 million, primarily due to the benefit recognized in 2014 related to the ULSG Recapture. This increase was partially offset by lower letter of credit fees due to lower outstanding balances and lower allocated expenses from a MetLife affiliated broker-dealer.

Actuarial Assumption Review. The results from the annual actuarial assumption review, which are included in the amounts discussed above, decreased operating earnings by $29 million, primarily due to higher insurance-related liabilities resulting from lower lapse assumptions.

Income Tax Expense (Benefit). Income tax expense for the year ended December 31, 2015 was $249 million, or 35% of operating earnings before provision for income tax, compared to income tax expense of $295 million, or 34% of operating earnings before provision for income tax, for the year ended December 31, 2014. The Company’s 2014 effective tax rate differs from the U.S. statutory rate of 35% primarily due to the impacts of the dividend received deductions.

Corporate & Other

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Fee income	$22	$(9)	$138
Net investment spread	238	125	122
Insurance-related activities	53	81	15
Amortization of DAC and VOBA	(22)	(24)	(21)
Other expenses, net of DAC capitalization	(252)	(250)	(219)

Operating earnings before provision for income tax	39	(77)	35
Provisions for income tax expense (benefit)	(8)	(41)	—

Operating earnings	$47	$(36)	$35

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. Operating earnings increased by $83 million primarily due to higher net investment spread.

Net Investment Spread. Higher net investment spread increased operating earnings by $73 million, primarily due to higher net investment income resulting from an increase in the average invested asset base, increased accruals on interest rate derivatives and higher returns on private equity investments, partially offset by lower yields. Average invested assets increased primarily as a result of a capital contribution from MetLife. Investment yields declined as we continued to encounter negative impacts of the low interest rate environment on the investment of fixed maturity securities at yields lower than the portfolio average.

Income Tax Expense (Benefit). Income tax benefit for the year ended December 31, 2016 was $8 million, or 21% of operating earnings before provision for income tax, compared to $41 million, or 53% of operating earnings before provision for income tax, for the year ended December 31, 2015. Our 2016 and 2015 effective tax rates differ from the U.S. statutory rate of 35% primarily due to the utilization of tax credits.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

Unless otherwise noted, all amounts in the following discussion are net of income tax.

Overview. Operating earnings decreased $71 million compared to 2014, primarily due to the unfavorable impacts from the Novated GMxB and higher expenses, partially offset by improvements in the operating results of our direct business.

Novated GMxB. As a result of the Novated GMxB, 2015 had no activity related to the assumed reinsurance business, decreasing operating earnings by $86 million. This decrease is reflected in the table above as follows:

•	a decrease of $95 million in fee income; and

•	a decrease of $7 million in net investment spread; partially offset by

•	an increase of $16 million in insurance-related activities as lower liabilities more than offset the impact of lower premiums.

Insurance-related activities. Insurance-related activities, excluding the Novated GMxB, increased operating earnings by $27 million, primarily due to the impact of higher sales, refinements to reserve assumptions and favorable claims experience in our U.S. direct to consumer business.

Other Expenses, Net of DAC Capitalization. Higher expenses decreased operating earnings by $20 million, primarily due to expenses incurred in connection with a reinsurance agreement assumed from foreign affiliates of MetLife.

Income Tax Expense (Benefit). Income tax benefit for the year ended December 31, 2015 was $41 million, or 53% of operating earnings before provision for income tax, compared to no income tax expense or (benefit) for the year ended December 31, 2014. The Company’s 2015 and 2014 effective tax rates differ from the U.S. statutory rate of 35% primarily due to utilization of tax credits.

GMLB Riders for the Years Ended December 31, 2016, 2015 and 2014

The following table presents the overall impact to income (loss) before provision for income tax from the GMLB Riders for (i) changes in carrying value of the GAAP liabilities, (ii) the mark-to-market of hedges and reinsurance, (iii) fees, and (iv) associated DAC offsets for the years ended December 31, 2016, 2015 and 2014, respectively:

	Years Ended December 31,
GMLB Riders	2016	2015	2014
	(In millions)
Directly Written Liabilities	$(2,587)	$(1,139)	$(1,207)
Assumed Reinsurance Liabilities	(35)	(45)	(559)

Total Liabilities	(2,622)	(1,184)	(1,766)
Core Hedges	(2,023)	(87)	356
Macro Overlay Hedges	(777)	(162)	76
Ceded Reinsurance	69	119	154

Total Hedges and Reinsurance	(2,731)	(130)	586
Directly Written Fees	859	849	829
Assumed Reinsurance Fees	12	12	217

Total Fees (1)	871	861	1,046

GMLB Riders before DAC Offsets	(4,482)	(453)	(134)
DAC Offsets	1,261	(47)	(304)

Total GMLB Riders	$(3,221)	$(500)	$(438)

(1)	Excludes living benefit fees of $76 million, $76 million and $58 million included as a component of operating earnings for the years ended December 31, 2016, 2015 and 2014, respectively.

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

GMLB Riders decreased income (loss) before provision for income tax by $2.7 billion ($1.8 billion, net of income tax). Of this amount, an unfavorable change of $3.7 billion ($2.4 billion, net of income tax) was recorded in net derivative gains (losses). Excluding the impact of the annual actuarial assumption review, GMLB Riders decreased income (loss) before provision for income tax by $466 million ($303 million, net of income tax).

GMLB Riders Liabilities

GMLB Riders liabilities represent our obligation to protect policyholders against the possibility that a downturn in the markets will reduce the specified benefits that can be claimed under the base annuity contract. Any periods of significant and/or sustained downturns in equity markets, increased equity volatility, or reduced interest rates could result in an increase in the valuation of the GMLB Riders liabilities. An increase in these liabilities would result in a decrease to our net income (loss), which could be significant.

The unfavorable change in the carrying value of GMLB Riders liabilities decreased income (loss) before provision for income tax by $1.4 billion ($935 million net of income tax), primarily due to:

•	a decrease of $3.3 billion ($2.1 billion, net of income tax) from non-market risks that generally cannot be hedged, primarily changes in actuarial assumptions related to policyholder behavior, mainly rider utilization, net of a favorable impact from the associated non-performance risk adjustment, and the risk margins related to these policyholder behavior assumptions; partially offset by

•	an increase of $1.9 billion ($1.2 billion, net of income tax) from market factors, as higher equity market performance and a decrease in key equity market volatility measures, as compared to 2015, together with the impact from long-term interest rates increasing during 2016, compared to decreasing in 2015, resulted in a favorable change in our liabilities accounted for as embedded derivatives.

Excluding the impact of the actuarial assumption review, GMLB Riders liabilities increased income (loss) before provision for income tax by $1.6 billion ($1.0 billion, net of income tax).

GMLB Riders Hedges and Reinsurance

We enter into freestanding derivatives, and to a lesser extent reinsurance, to hedge the market risks inherent in the GMLB Riders liabilities. However, certain of the risks inherent in the GMLB Riders liabilities are unhedged, including the adjustment for nonperformance risk. Generally, the same market factors that impact the fair value of the GMLB Riders liabilities impact the value of the hedges, though in the opposite direction. However, due to the complex nature of the business and any unhedged risks, the changes in fair value of the GMLB Riders liabilities and GMLB Riders hedges and reinsurance are not always in an equal amount.

The unfavorable change in the fair value of GMLB Riders hedges and reinsurance decreased income (loss) before provision for income tax by $2.6 billion ($1.7 billion, net of income tax). This unfavorable change was primarily due to the inverse effect on the hedges from the interest rate and equity market factors that impacted the GMLB Rider liabilities.

GMLB Riders Fees

We earn fees on the GMLB Riders liabilities, which are calculated based on the policyholder’s Benefit base. Fees calculated based on the Benefit base are more stable in market downturns, compared to fees based on the account value because the Benefit base excludes the impact of a decline in the market value of the policyholder’s account value. We use the fees directly earned from the GMLB Riders to fund the reserves, future claims and costs associated with the hedges of market risks inherent in the GMLB Riders liabilities. For GMLB Riders liabilities accounted for as embedded derivatives, the future fees are included in the fair value of the embedded derivative liabilities, with changes recorded in net derivative gains (losses). For GMLB Riders liabilities accounted for as insurance, while the related fees do affect the valuations of these liabilities, they are not included in the resulting liability values, but are recorded separately in universal life and investment-type policy fees.

Higher GMLB Riders fees increased income (loss) before provision for income tax by $10 million ($7 million net of income tax), primarily due to the impact from the roll-up of the average Benefit base.

DAC Offsets

DAC offsets related to the inverse impact of changes in each of the individual components of GMLB Riders, discussed above, increased income (loss) before provision for income tax by $1.3 billion ($850 million, net of income tax). The DAC offset related to each component of the directly written GMLB Riders is determined by the same factors that impact the respective component, but generally in the opposite direction. There is no DAC related to assumed reinsurance and, accordingly, no DAC offset. Excluding the impact of the annual actuarial assumption review, DAC offsets increased income (loss) before provision for income tax by $552 million ($359 million, net of income tax).

GMLB Riders Actuarial Assumption Review

As previously discussed, we review and update, on an annual basis, our long-term assumptions used in the calculations of the GMLB Riders liabilities. The annual assumption review, which is included in the amounts discussed above, resulted in an unfavorable impact for the year ended December 31, 2016, decreasing income (loss) before provision for income tax by $2.3 billion ($1.5 billion, net of income tax), primarily due to the following:

•	a decrease of $3.0 billion ($2.0 billion, net of income tax) in GMLB Riders liabilities accounted for as embedded derivatives, of which $2.4 million ($1.6 million, net of income tax) was primarily due to changes in behavioral assumptions regarding rider utilization and $571 million ($371 million, net of income tax) was due to changes in risk margins related to these behavioral assumption changes; and

•	a decrease of $7 million ($5 million, net of income tax) in GMLB Riders liabilities accounted for as insurance, of which $250 million ($163 million, net of income tax) was due to unfavorable impacts of economic assumption changes mainly related to lower projected interest rates and long-term separate account returns, mostly offset by $247 million ($161 million, net of income tax) related to behavioral assumption changes, primarily regarding rider utilization; partially offset by

•	an increase of $756 million ($491 million, net of income tax) from the favorable impact to DAC amortization, which is inversely related to the assumption changes above.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

The GMLB Riders decreased income (loss) before provision for income tax by $62 million ($40 million, net of income tax). Of this amount, an unfavorable change of $423 million ($275 million, net of income tax) was recorded in net derivative gains (losses). Excluding the impact of the annual actuarial assumption review, GMLB Riders increased income (loss) before provision for income tax by $63 million ($41 million, net of income tax).

GMLB Riders Liabilities

The favorable change in carrying value of the GMLB Riders liabilities increased income (loss) before provision for income tax by $582 million ($378 million, net of income tax). This favorable change was primarily due to the VA Recapture, combined with the favorable impact from the change in fair value of embedded derivatives resulting from long-term interest rates declining less in 2015 than in 2014. Partially offsetting this favorable change were the unfavorable impacts of a decline in key equity index levels in 2015, as compared to an increase in 2014, and changes to the separate account growth rate, rider utilization and other actuarial assumptions, as further discussed below. Excluding the impact of the annual actuarial assumption review, GMLB Riders liabilities increased income (loss) before provision for income tax by $802 million ($521 million, net of income tax).

GMLB Riders Hedges and Reinsurance

The unfavorable change in the fair value of the GMLB Riders hedges and reinsurance decreased income (loss) before provision for income tax by $716 million ($465 million, net of income tax). This unfavorable change in value was primarily due to the effect on the hedges of long-term interest rates declining less in 2015 than in 2014, partially offset by a decline in key equity index levels in 2015 as compared to 2014.

GMLB Riders Fees

Lower GMLB Riders fees decreased income (loss) before provision for income tax by $185 million ($120 million, net of income tax). This decrease was primarily due to the lower average Benefit base in 2015, as compared to 2014, resulting from the VA Recapture.

DAC Offsets

DAC offsets related to the impact of changes in each of the individual components of the GMLB Riders, discussed above, increased income (loss) before provision for income tax by $257 million ($167 million, net of income tax). Excluding the impact of the annual actuarial assumption review, DAC offsets increased income (loss) before provision for income tax by $162 million ($105 million, net of income tax).

GMLB Riders Actuarial Assumption Review

The results of the annual assumption review, which are included in the amounts discussed above, but are presented here as additional information, resulted in an unfavorable impact for the year ended December 31, 2015, compared to 2014, decreasing income (loss) before provision for income tax by $125 million ($81 million, net of income tax). This decrease was primarily due to the following:

•	a decrease of $197 million ($128 million, net of income tax), recognized in net derivative gains (losses), primarily related to changes in separate account growth assumptions impacting GMLB Riders liabilities accounted for as embedded derivatives, net of offsetting impacts from a change in rider utilization assumptions; and

•	a decrease of $23 million ($15 million, net of income tax) from changes to interest rate assumptions impacting the GMLB Riders liabilities accounted for as insurance, net of the impacts from offsetting changes to lapse and premium persistency assumptions; partially offset by

•	an increase of $95 million ($62 million, net of income tax) from the favorable impact to DAC amortization, which is inversely related to the assumption changes above.

Effects of Inflation

Management believes that inflation has not had a material effect on the Company’s combined results of operations, except insofar as inflation may affect interest rates.

An increase in inflation could affect our business in several ways. During inflationary periods, the value of fixed income investments falls which could increase realized and unrealized losses. Inflation also increases expenses for labor and other materials, potentially putting pressure on profitability if such costs cannot be passed through in our product prices. Prolonged and elevated inflation could adversely affect the financial markets and the economy generally, and dispelling it may require governments to pursue a restrictive fiscal and monetary policy, which could constrain overall economic activity, inhibit revenue growth and reduce the number of attractive investment opportunities.

Investments

Investment Strategy

Our primary investment objective is to optimize risk-adjusted net investment income and risk-adjusted total return while appropriately matching assets and liabilities. In addition, the investment process is designed to ensure that the portfolio has an appropriate level of liquidity, quality and diversification.

Our investment portfolio consists largely of high quality fixed maturity securities and short-term investments, investments in commercial mortgage loans and alternative investments. Fixed maturity securities include publicly-traded corporate bonds, government bonds, privately-placed corporate bonds, asset-backed securities (“ABS”), residential mortgage-backed securities (“RMBS”) and commercial mortgage-backed securities (“CMBS”).

Our investment strategy will strive to be consistent with the Company’s overall business strategy of (1) focusing on target market segments; (2) concentrating on product manufacturing; (3) enhancing support and collaboration with key independent distributors; (4) maintaining a strong balance sheet and using the scale of our seasoned in-force business to support a more cost efficient risk management program; and (5) being a lean, flexible, low cost operator.

Investment Risks

We are exposed to the following primary sources of investment risks:

•	credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest;

•	interest rate risk, relating to the market price and cash flow variability associated with changes in market interest rates. Changes in market interest rates will impact the net unrealized gain or loss position of our fixed income investment portfolio and the rates of return we receive on both new funds invested and reinvestment of existing funds;

•	market valuation risk, relating to the variability in the estimated fair value of investments associated with changes in market factors such as credit spreads and equity market levels. A widening of credit spreads will adversely impact the net unrealized gain (loss) position of the fixed income investment portfolio, and, if credit spreads widen significantly or for an extended period of time, will likely result in higher OTTI. Credit spread tightening will reduce net investment income associated with new purchases of fixed maturity securities and will favorably impact the net unrealized gain (loss) position of the fixed income investment portfolio;

•	liquidity risk, relating to the diminished ability to sell certain investments, in times of strained market conditions;

•	real estate risk, relating to commercial, agricultural and residential real estate, and stemming from factors, which include, but are not limited to, market conditions, including the demand and supply of leasable commercial space, creditworthiness of borrowers and their tenants and joint venture partners, capital markets volatility and inherent interest rate movements; and

•	currency risk, relating to the variability in currency exchange rates for foreign denominated investments.

We manage these risks through asset-type allocation and industry and issuer diversification. Risk limits are also used to promote diversification by asset sector, avoid concentrations in any single issuer and limit overall aggregate credit and equity risk exposure. Real estate risk is managed through geographic and property type and product type diversification. We manage interest rate risk as part of our Asset Liability Management (“ALM”) strategies. Product design, such as the use of market value adjustment features and surrender charges, is also utilized to manage interest rate risk. These strategies include maintaining an investment portfolio with diversified maturities that targets a weighted average duration that reflects the duration of our estimated liability cash flow profile. For certain of our liability portfolios, it is not possible to invest assets to the full liability duration, thereby creating some asset/liability mismatch. We also use certain derivatives in the management of currency, credit, interest rate, and equity market risks.

Implementation of Investment Process

Following the separation, the Investment Department, led by the Chief Investment Officer, will be responsible for the entire investment process for the Company’s approximately $80 billion in general account invested assets. On the asset management side, this will include developing and managing the strategic and tactical asset allocation process, identifying and monitoring emerging investment risks and adjusting asset composition as appropriate, defining investment guidelines, defining and implementing performance benchmarks and selecting and monitoring external asset managers. This will be accomplished through a small team of experienced investment professionals with significant expertise across all asset sectors. Segmented portfolios will be established for groups of products with similar liability characteristics allowing the Investment Department the ability to appropriately match assets and liabilities. All general account hedging strategies will be managed within the Investment and Finance Departments, in accordance with the Company’s governance process.

Immediately following the separation, the investment portfolio will be managed by MLIA in accordance with the Investment Management Agreements.

Longer term, it is expected that day-to-day management of our investment portfolio will be primarily conducted through a select group of experienced external asset management firms. Management of all assets will be in accordance with detailed investment guidelines that will be closely monitored by the Investment Department. All managers will be selected on the basis of various criteria including, performance track record, management, investment process, cost and efficiency, and risk management capabilities. In addition, the Company may eventually decide to manage certain assets internally. This decision will be based on situations where we believe that we can manage assets more effectively and efficiently than an external manager. This longer term model will only be pursued after all systems and people are in place to appropriately manage a multiple manager platform, including the in-house management of assets.

We believe that this investment process will allow us to ensure that the investment portfolio reflects an appropriate risk-return trade-off, given the asset/liability needs of the Company. The Company will benefit from having access to a large variety of asset managers. In addition, it will allow us to appropriately diversify the management of our assets across more than one asset manager and manage our assets in a cost efficient manner.

Current Environment

Our business and results of operations are materially affected by conditions in capital markets and the economy, generally. Recently, political and/or economic instability in the U.K., Mexico, Turkey, Italy and Puerto Rico have contributed to global market volatility. See “— Industry Trends and Uncertainties — Financial and Economic Environment.”

As a U.S. insurance company, we are affected by the monetary policy of the Federal Reserve Board in the United States. In December 2015, December 2016 and March 2017, the Federal Open Market Committee increased the federal funds rate. The Federal Reserve may take further actions to influence interest rates in the future, which may have an impact on the pricing levels of risk-bearing investments and may adversely impact the level of product sales. We are also affected by the monetary policy of central banks around the world due to the diversification of our investment portfolio.

European Investments

We maintain general account investments in Europe for diversification. We have proactively mitigated risk in both direct and indirect exposures by investing in a diversified portfolio of high quality investments with a focus on the higher-rated countries, including the U.K., the Netherlands, Germany, France, Norway and Sweden. Our total European Region general account exposure to fixed maturity and perpetual hybrid securities classified as non-redeemable preferred stock was $4.0 billion, or 5% of cash and invested assets as of December 31, 2016 and $3.6 billion, or 4% of cash and invested assets for December 31, 2015, which is invested in a diversified portfolio of primarily investment grade non-financial services securities.

Selected Country Investments

Concerns about the political and/or economic stability in the U.K., Mexico, Italy, Turkey and Puerto Rico have contributed to global market volatility. Events following the U.K.’s referendum on June 23, 2016 and the uncertainties associated with its pending withdrawal from the EU have also contributed to market volatility. The risk of market volatility may spread beyond the U.K. and the uncertainties associated with its pending withdrawal from the EU could be intensified by foreign exchange risks. These factors could contribute to weakening gross domestic product (“GDP”) growth, primarily in the U.K. and Europe. The magnitude and longevity of the potential negative economic impacts would depend on the detailed agreements reached by the U.K. and the EU as a result of the exit negotiations and negotiations regarding trade and other arrangements.

The following tables present a summary of fixed maturity securities in these countries at estimated fair value, which represents 3% of total fixed maturity securities at both December 31, 2016 and 2015. We maintain general account investments in the selected countries through our global portfolio diversification. The information below is presented on a country of risk basis (e.g., the country where the issuer primarily conducts business).

	Selected Country Fixed Maturity Securities as of December 31, 2016 (1)
	Sovereign	Financial Services	Non- Financial Services	Structured	Total (2)
	(Dollars in millions)
United Kingdom	$—	$302	$973	$60	$1,335
Mexico	31	14	107	—	152
Turkey	27	9	12	—	48
Italy	—	—	35	—	35
Puerto Rico (3)	5	—	17	—	22

Total	$63	$325	$1,144	$60	$1,592

Investment grade %	49%	94%	90%	100%	90%

	Selected Country Fixed Maturity Securities as of December 31, 2015 (1)
	Sovereign	Financial Services	Non- Financial Services	Structured	Total (2)
	(Dollars in millions)
United Kingdom	$33	$233	$1,094	$203	$1,563
Mexico	7	12	86	—	105
Turkey	26	19	11	—	56
Italy	—	5	54	—	59
Puerto Rico (3)	4	—	12	—	16

Total	$70	$269	$1,257	$203	$1,799

Investment grade %	95%	91%	92%	100%	93%

(1)	All dollar amounts are presented at estimated fair value.
(2)	The par value and amortized cost were $1.5 billion and $1.7 billion, respectively as of December 31, 2016. The par value and amortized cost were both $1.8 billion as of December 31, 2015.
(3)	Our exposure to Puerto Rico sovereigns is in the form of political subdivision fixed maturities and is composed completely of revenue bonds. We have no Puerto Rico general obligation bonds.

See “— Mortgage Loans” for information about U.K. mortgage loan investments.

We manage direct and indirect investment exposure in the selected countries through fundamental credit analysis and we continually monitor and adjust our level of investment exposure. We do not expect that our general account investments in these countries will have a material adverse effect on our results of operations or financial condition.

Current Environment Summary

All of these factors have had and could continue to have an adverse effect on the financial results of companies in the financial services industry, including us. Such global economic conditions, as well as the global financial markets, continue to impact our net investment income, net investment gains (losses), net derivative gains (losses), level of unrealized gains (losses) within the various asset classes in our investment portfolio, and our level of investment in lower yielding cash equivalents, short-term investments and government securities. See “— Industry Trends and Uncertainties” and “Risk Factors — Economic Environment and Capital Markets-Related Risks — We are exposed to significant financial and capital markets risks which may adversely affect our results of operations, financial condition and liquidity, and may cause our net investment income and net income to vary from period to period.”

Investment Portfolio Quality – Overview

The Company has a high quality and well performing investment portfolio.

Quality. Fixed maturity securities and mortgage loans represent over 80% of the total cash and invested assets. The quality of these asset classes is summarized below and additional information on the quality of these asset classes is provided in the sections that follow.

Performance. Impairments (including changes to the mortgage valuation allowances) on the investment portfolio have been very low, and yields on the investment portfolio remain strong, despite the adverse impact of the low interest rate environment and volatility in the equity markets in recent periods, as summarized below.

	As of and for the Years Ended December 31,
	2016		2015
Impairments to averaged invested assets (1)	0.09%		0.07%
Annualized investment portfolio yield (2)	4.78%		4.99%
Investment grade fixed maturity securities (3)	95.2%		95.5%
Commercial mortgage loan loan-to-value ratio (4)	49.2%		49.0%
Commercial mortgage loan debt service coverage ratio (4)	2.2	x	2.3	x
Agricultural mortgage loan loan-to-value ratio (4)	39.6%		40.0%

(1)	Impairments on all asset classes as a percentage of average invested assets and cash and cash equivalents. See “— Investment Portfolio Results” for an explanation of how average invested assets are calculated.
(2)	See “— Investment Portfolio Results” for the investment yield table and an explanation of how investment yields are calculated.
(3)	Represents fixed maturity securities rated Baa and higher, as a percentage of total fixed maturity securities.
(4)	See “— Mortgage Loans — Mortgage Loan Credit Quality — Monitoring Process” for an explanation of LTV and DSCR ratios.

Investment Portfolio Results

The following yield table presents the yield and net investment income for our investment portfolio for the periods indicated. As described below, this table reflects certain differences from the presentation of net investment income presented in the GAAP combined statement of operations. This yield table presentation is consistent with how we measure our investment performance for management purposes, and we believe it enhances understanding of our investment portfolio results.

	For the Years Ended December 31,
	2016		2015		2014
	Yield% (1)	Amount	Yield% (1)	Amount	Yield% (1)	Amount
	(Dollars in millions)
Fixed maturity securities (2)	4.52%	$2,603	4.80%	$2,464	4.84%	$2,287
Mortgage loans (2)	4.93%	401	5.64%	372	5.64%	350
Real estate and real estate joint ventures	7.00%	31	11.75%	93	6.48%	54
Policy loans	4.84%	78	4.80%	78	5.00%	82
Equity securities	5.31%	19	4.39%	19	3.93%	17
Other limited partnership interests	9.27%	163	6.17%	134	11.87%	267
Cash and short-term investments	0.15%	2	0.27%	5	0.06%	3
Other invested assets		312		248		184

Investment income	4.93%	3,609	5.12%	3,413	4.92%	3,244
Investment fees and expenses	(0.15)	(107)	(0.13)	(85)	(0.11)	(75)

Net investment income (3),(4)	4.78%	$3,502	4.99%	$3,328	4.81%	$3,169

(1)	Yields are calculated as investment income as a percent of average quarterly asset carrying values. Investment income excludes recognized gains and losses and reflects GAAP adjustments presented in footnote (4) below. Asset carrying values exclude unrealized gains (losses), collateral received in connection with our securities lending program, freestanding derivative assets, collateral received from derivative counterparties and the effects of consolidating certain variable interest entities (“VIEs”) under GAAP that are treated as consolidated securitization entities (“CSEs”). A yield is not presented for other invested assets, as it is not considered a meaningful measure of performance for this asset class.
(2)	Investment income from fixed maturity securities and mortgage loans includes prepayment fees.
(3)	Net investment income included in yield calculations includes earned income on derivatives and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment (“investment hedge adjustments”).
(4)	Net investment income presented in the yield table varies from the most directly comparable GAAP measure due to certain reclassifications and adjustments and excludes the effects of consolidating certain VIEs under GAAP that are treated as CSEs. Such reclassifications and adjustments are presented in the table below.

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Net investment income — in the above yield table	$3,502	$3,328	$3,169
Investment hedge adjustments	(298)	(237)	(179)
Divested Business	—	—	63
Incremental net investment income from CSEs	3	8	37

Net investment income — GAAP combined statements of operations	$3,207	$3,099	$3,090

See “— Results of Operations — Combined Results for the Years Ended December 31, 2016, 2015 and 2014 — Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015” and “— Results of Operations — Combined Results for the Years Ended December 31, 2016, 2015 and 2014 — Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014,” for an analysis of the year over year changes in net investment income.

Fixed Maturity and Equity Securities AFS

The following table presents fixed maturity and equity securities AFS by type (public or private) and information about perpetual and redeemable securities held at:

	December 31, 2016		December 31, 2015
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)
Fixed maturity securities
Publicly-traded	$51,437	83.8%	$55,029	86.4%
Privately-placed	9,951	16.2	8,627	13.6

Total fixed maturity securities	$61,388	100.0%	$63,656	100.0%

Percentage of cash and invested assets	71.5%		74.7%
Equity securities
Publicly-traded	$212	70.7%	$250	54.7%
Privately-held	88	29.3	207	45.3

Total equity securities	$300	100.0%	$457	100.0%

Percentage of cash and invested assets	0.3%		0.5%
Perpetual securities included within fixed maturity and equity securities AFS	$72		$158
Redeemable preferred stock with a stated maturity included within fixed maturity securities AFS	$322		$342

Perpetual securities are included within fixed maturity and equity securities. Upon acquisition, we classify perpetual securities that have attributes of both debt and equity as fixed maturity securities if the securities have an interest rate step-up feature which, when combined with other qualitative factors, indicates that the securities have more debt-like characteristics; while those with more equity-like characteristics are classified as equity securities. Many of such securities, commonly referred to as “perpetual hybrid securities,” have been issued by non-U.S. financial institutions that are accorded the highest two capital treatment categories by their respective regulatory bodies (i.e., core capital, or “Tier 1 capital,” and perpetual deferrable securities, or “Upper Tier 2 capital”).

Redeemable preferred stock with a stated maturity is included within fixed maturity securities. These securities, which are commonly referred to as “capital securities,” primarily have cumulative interest deferral features and are primarily issued by U.S. financial institutions.

Valuation of Securities. We are responsible for the determination of the estimated fair value of our investments. We determine the estimated fair value of publicly-traded securities after considering one of three primary sources of information: quoted market prices in active markets, independent pricing services, or independent broker quotations. We determine the estimated fair value of privately-placed securities after considering one of three primary sources of information: market standard internal matrix pricing, market standard internal discounted cash flow techniques, or independent pricing services (after we determine the independent pricing services’ use of available observable market data). For publicly-traded securities, the number of quotations obtained varies by instrument and depends on the liquidity of the particular instrument. Generally, we obtain prices from multiple pricing services to cover all asset classes and obtain multiple prices for certain securities, but ultimately utilize the price with the highest placement in the fair value hierarchy. Independent pricing services that value these instruments use market standard valuation methodologies based on data about market transactions and inputs from multiple pricing sources that are market observable or can be derived principally from or corroborated by observable market data. See Note 9 of the notes to the combined financial statements for a discussion of the types of market standard valuation methodologies utilized and key assumptions and observable inputs used in applying these standard valuation methodologies. When a price is not available in the active market or through an independent pricing service, management values the security primarily using market standard internal matrix pricing or discounted cash flow techniques, and non-binding quotations from independent brokers who are knowledgeable about these securities. Independent non-binding broker quotations utilize inputs that may be difficult to corroborate with observable market data. As shown in the following section, less than 1% of our fixed maturity securities were valued using non-binding quotations from independent brokers as of December 31, 2016 and December 31, 2015.

Senior management, independent of the trading and investing functions, is responsible for the oversight of control systems and valuation policies, including reviewing and approving new transaction types and markets, for ensuring that observable market prices and market-based parameters are used for valuation, wherever possible, and for determining that valuation adjustments, when applied, are based upon established policies and are applied consistently over time. See Note 9 of the notes to the combined financial statements for further information on our valuation controls and procedures, including our formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value.

We have reviewed the significance and observability of inputs used in the valuation methodologies to determine the appropriate fair value hierarchy level for each of our securities. Based on the results of this review and investment class analysis, each instrument is categorized as Level 1, 2 or 3 based on the lowest level significant input to its valuation. See Note 9 of the notes to the combined financial statements for information regarding the valuation techniques and inputs by level within the three-level fair value hierarchy by major classes of invested assets.

Fair Value of Fixed Maturity and Equity Securities — AFS

Fixed maturity and equity securities AFS measured at estimated fair value on a recurring basis and their corresponding fair value pricing sources are as follows:

	December 31, 2016
	Fixed Maturity Securities		Equity Securities
	(Dollars in millions)
Level 1
Quoted prices in active markets for identical assets	$6,210	10.1%	$39	13.0%

Level 2
Independent pricing sources	50,654	82.5	124	41.3
Internal matrix pricing or discounted cash flow techniques	405	0.7	—	—

Significant other observable inputs	51,059	83.2	124	41.3

Level 3
Independent pricing sources	3,509	5.7	124	41.3
Internal matrix pricing or discounted cash flow techniques	411	0.7	13	4.4
Independent broker quotations	199	0.3	—	—

Significant unobservable inputs	4,119	6.7	137	45.7

Total estimated fair value	$61,388	100.0%	$300	100.0%

	December 31, 2015
	Fixed Maturity Securities		Equity Securities
	(Dollars in millions)
Level 1
Quoted prices in active markets for identical assets	$8,173	12.8%	$44	9.6%

Level 2
Independent pricing sources	44,092	69.3	265	58.0
Internal matrix pricing or discounted cash flow techniques	6,835	10.7	51	11.2

Significant other observable inputs	50,927	80.0	316	69.2

Level 3
Independent pricing sources	1,913	3.0	65	14.2
Internal matrix pricing or discounted cash flow techniques	2,315	3.7	32	7.0
Independent broker quotations	328	0.5	—	—

Significant unobservable inputs	4,556	7.2	97	21.2

Total estimated fair value	$63,656	100.0%	$457	100.0%

See Note 9 of the notes to the combined financial statements for the fixed maturity securities and equity securities AFS fair value hierarchy.

The composition of fair value pricing sources for and significant changes in Level 3 securities at and for the periods ended December 31, 2016 and 2015 are as follows:

•	The majority of the Level 3 fixed maturity and equity securities AFS were concentrated in three sectors: U.S. and foreign corporate securities and RMBS.

•	Level 3 fixed maturity securities are priced principally through market standard valuation methodologies, independent pricing services and, to a much lesser extent, independent non-binding broker quotations using inputs that are not market observable or cannot be derived principally from or corroborated by observable market data. Level 3 fixed maturity securities consist of less liquid securities with very limited trading activity or where less price transparency exists around the inputs to the valuation methodologies. Level 3 fixed maturity securities include: sub-prime RMBS; certain below investment grade private securities and less liquid investment grade corporate securities (included in U.S. and foreign corporate securities) and less liquid ABS.

•	During the year ended December 31, 2016, Level 3 fixed maturity securities decreased by $437 million, or 10%. The decrease was driven by net transfers out of Level 3, partially offset by purchases in excess of sales.

•	During the year ended December 31, 2015, Level 3 fixed maturity securities increased by $836 million, or 23%. The increase was driven by purchases in excess of sales, partially offset by net transfers out of Level 3 and a decrease in estimated fair value recognized in OCI.

See Note 9 of the notes to the combined financial statements for a roll-forward of the fair value measurements for fixed maturity securities and equity securities AFS measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs; transfers into and/or out of Level 3; and further information about the valuation techniques and inputs by level by major classes of invested assets that affect the amounts reported above.

Fixed Maturity Securities AFS

See Notes 1 and 7 of the notes to the combined financial statements for information about fixed maturity securities AFS by sector, contractual maturities and continuous gross unrealized losses.

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office of the NAIC evaluates the fixed maturity security investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called “NAIC designations.” If no designation is available from the NAIC, then, as permitted by the NAIC, an internally developed designation is used. The NAIC designations are generally similar to the credit quality ratings of the NRSRO for fixed maturity securities, except for certain structured securities as described below. Rating agency ratings are based on availability of applicable ratings from rating agencies on the NAIC credit rating provider list, including Moody’s, S&P Global Ratings, Fitch Ratings, Dominion Bond Rating Service, A.M. Best, Kroll Bond Rating Agency, Egan Jones Ratings Company and Morningstar, Inc. (“Morningstar”). If no rating is available from a rating agency, then an internally developed rating is used.

The NAIC has adopted revised methodologies for certain structured securities comprised of non-agency RMBS, CMBS and ABS. The NAIC’s objective with the revised methodologies for these structured securities was to increase the accuracy in assessing expected losses, and to use the improved assessment to determine a more appropriate capital requirement for such structured securities. The revised methodologies reduce regulatory reliance on rating agencies and allow for greater regulatory input into the assumptions used to estimate expected losses from structured securities. We apply the revised NAIC methodologies to structured securities held by our insurance subsidiaries that maintain the NAIC statutory basis of accounting. The NAIC’s present methodology is to evaluate structured securities held by insurers using the revised NAIC methodologies on an annual basis. If our insurance subsidiaries acquire structured securities that have not been previously evaluated by the NAIC, but are expected to be evaluated by the NAIC in the upcoming annual review, an internally developed designation is used until a final designation becomes available. These revised NAIC designations may not correspond to NRSRO ratings.

The following table presents total fixed maturity securities by NRSRO rating and the applicable NAIC designation from the NAIC published comparison of NRSRO ratings to NAIC designations, except for certain structured securities, which are presented using the revised NAIC methodologies as described above, as well as the percentage, based on estimated fair value that each NAIC designation is comprised of at:

		December 31,
		2016
NAIC Designation	NRSRO Rating	Amortized Cost	Unrealized Gain (Loss)	Estimated Fair Value	% of Total
		(Dollars in millions)
1	Aaa/Aa/A	$41,070	$2,112	$43,182	70.3%
2	Baa	14,730	547	15,277	24.9

	Subtotal investment grade	55,800	2,659	58,459	95.2
3	Ba	2,156	10	2,166	3.5
4	B	700	6	706	1.2
5	Caa and lower	54	(2)	52	0.1
6	In or near default	5	—	5	—

	Subtotal below investment grade	2,915	14	2,929	4.8

	Total fixed maturity securities	$58,715	$2,673	$61,388	100.0%

		December 31,
		2015
NAIC Designation	NRSRO Rating	Amortized Cost	Unrealized Gain (Loss)	Estimated Fair Value	% of Total
		(Dollars in millions)
1	Aaa/Aa/A	$44,159	$2,278	$46,437	72.9%
2	Baa	14,217	165	14,382	22.6

	Subtotal investment grade	58,376	2,443	60,819	95.5
3	Ba	2,123	(87)	2,036	3.2
4	B	705	(33)	672	1.1
5	Caa and lower	133	(15)	118	0.2
6	In or near default	10	1	11	—

	Subtotal below investment grade	2,971	(134)	2,837	4.5

	Total fixed maturity securities	$61,347	$2,309	$63,656	100.0%

The following tables present total fixed maturity securities, based on estimated fair value, by sector classification and by NRSRO rating and the applicable NAIC designations from the NAIC published comparison of NRSRO ratings to NAIC designations, except for certain structured securities, which are presented using the NAIC methodologies as described above:

	Fixed Maturity Securities — by Sector & Credit Quality Rating
NAIC Designation	1	2	3	4	5	6	Total Estimated Fair Value
NRSRO Rating	Aaa/Aa/A	Baa	Ba	B	Caa and Lower	In or Near Default
	(Dollars in millions)
December 31, 2016
U.S. corporate	$9,978	$10,241	$1,466	$595	$31	$—	$22,311
U.S. government and agency	12,920	170	—	—	—	—	13,090
RMBS	7,726	202	78	1	11	5	8,023
Foreign corporate	1,918	3,898	502	70	5	—	6,393
State and political subdivision	3,905	31	4	—	5	—	3,945
CMBS	3,812	—	—	—	—	—	3,812
ABS	2,343	278	31	—	—	—	2,652
Foreign government	580	457	85	40	—	—	1,162

Total fixed maturity securities	$43,182	$15,277	$2,166	$706	$52	$5	$61,388

Percentage of total	70.3%	24.9%	3.5%	1.2%	0.1%	—%	100.0%
December 31, 2015
U.S. corporate	$9,372	$9,956	$1,343	$507	$43	$—	$21,221
U.S. government and agency	14,524	—	—	—	—	—	14,524
RMBS	9,481	139	180	82	55	7	9,944
Foreign corporate	1,652	3,604	462	65	4	—	5,787
State and political subdivision	3,599	28	—	—	4	—	3,631
CMBS	3,419	4	—	—	1	—	3,424
ABS	4,041	288	—	—	11	4	4,344
Foreign government	349	363	51	18	—	—	781

Total fixed maturity securities	$46,437	$14,382	$2,036	$672	$118	$11	$63,656

Percentage of total	72.9%	22.6%	3.2%	1.1%	0.2%	—%	100.0%

U.S. and Foreign Corporate Fixed Maturity Securities

We maintain a diversified portfolio of corporate fixed maturity securities across industries and issuers. This portfolio does not have any exposure to any single issuer in excess of 1% of total investments and the top 10 holdings in aggregate comprise 2% of total investments as of December 31, 2016 and 2015. The tables below present our U.S. and foreign corporate securities holdings by industry as of:

	December 31,
	2016		2015
	Estimated Fair Value	% of Total	Estimated Fair Value	% of Total
	(Dollars in millions)
Industrial	$8,790	30.6%	$7,297	27.0%
Consumer	7,168	25.0	6,906	25.6
Finance	5,644	19.6	5,288	19.6
Utility	4,018	14.0	4,715	17.5
Communications	2,319	8.1	1,742	6.4
Other	765	2.7	1,060	3.9

Total	$28,704	100.0%	$27,008	100.0%

Structured Securities

We held $14.5 billion and $17.7 billion of structured securities, at estimated fair value, as of December 31, 2016 and 2015, respectively, as presented in the RMBS, CMBS and ABS sections below.

RMBS

The table below presents our RMBS holdings as of:

	December 31,
	2016			2015
	Estimated Fair Value	% of Total	Net Unrealized Gains (Losses)	Estimated Fair Value	% of Total	Net Unrealized Gains (Losses)
	(Dollars in millions)
By security type:
Collateralized mortgage obligations	$5,505	68.6%	$49	$4,853	48.8%	$28
Pass-through securities	2,518	31.4	13	5,091	51.2	45

Total RMBS	$8,023	100.0%	$62	$9,944	100.0%	$73

By risk profile:
Agency	$4,771	59.5%	$8	$6,953	69.9%	$111
Prime	389	4.8	16	408	4.1	5
Alt-A	1,585	19.8	21	1,336	13.4	(38)
Sub-prime	1,278	15.9	17	1,247	12.6	(5)

Total RMBS	$8,023	100.0%	$62	$9,944	100.0%	$73

Ratings profile:
Rated Aaa/AAA	$4,955	61.8%		$7,080	71.2%
Designated NAIC 1	$7,726	96.3%		$9,481	95.3%

Collateralized mortgage obligations are structured by dividing the cash flows of mortgages into separate pools or tranches of risk that create multiple classes of bonds with varying maturities and priority of payments. Pass-through mortgage-backed securities are secured by a mortgage or collection of mortgages. The monthly mortgage payments from homeowners pass from the originating bank through an intermediary, such as a government agency or investment bank, which collects the payments and, for a fee, remits or passes these payments through to the holders of the pass-through securities.

The majority of our RMBS holdings were rated Aaa/AAA by Moody’s Investors Service, S&P or Fitch Ratings; and were designated NAIC 1 by the NAIC as of December 31, 2016 and 2015. Agency RMBS were guaranteed or otherwise supported by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation or Government National Mortgage Association. Non-agency RMBS include prime, alternative residential mortgage loans (“Alt-A”) and sub-prime RMBS. Prime residential mortgage lending includes the origination of residential mortgage loans to the most creditworthy borrowers with high quality credit profiles. Alt-A is a classification of mortgage loans where the risk profile of the borrower is between prime and sub-prime. Sub-prime mortgage lending is the origination of residential mortgage loans to borrowers with weak credit profiles.

Included within prime and Alt-A RMBS are re-securitizations of real estate mortgage investment conduit (“Re-REMIC”) securities. Re-REMIC RMBS involve the pooling of previous issues of prime and Alt-A RMBS and restructuring the combined pools to create new senior and subordinated securities. The credit enhancement on the senior tranches is improved through the re-securitization.

Historically, we have managed our exposure to sub-prime RMBS holdings by focusing primarily on senior tranche securities, stress testing the portfolio with severe loss assumptions and closely monitoring the performance of the portfolio. Our sub-prime RMBS portfolio consists predominantly of securities that were purchased after 2012 at significant discounts to par value and discounts to the expected principal recovery of the securities. The vast majority of these securities are investment grade under the NAIC designations (e.g., NAIC 1 and NAIC 2). The estimated fair value of our sub-prime RMBS holdings purchased since 2012 was $1.2 billion and $1.1 billion as of December 31, 2016 and 2015, respectively, with unrealized gains (losses) of $17 million and ($4) million as of December 31, 2016 and 2015, respectively.

CMBS

Our CMBS holdings are diversified by vintage year. The following tables present our CMBS holdings by NRSRO rating and by vintage year as of:

	December 31, 2016
	Aaa		Aa		A		Baa		Below Investment Grade		Total
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in millions)
2003 - 2006	$29	$32	$1	$1	$—	$1	$—	$—	$3	$3	$33	$37
2007	62	61	14	14	—	—	—	—	—	—	76	75
2008 - 2010	2	2	—	—	—	—	—	—	—	—	2	2
2011	273	279	12	12	32	32	—	—	—	—	317	323
2012	111	114	121	123	102	104	2	2	—	—	336	343
2013	156	160	147	149	71	70	—	—	—	—	374	379
2014	316	319	323	327	54	54	—	—	—	—	693	700
2015	1,051	1,048	238	237	51	51	—	—	—	—	1,340	1,336
2016	536	529	64	62	28	26	—	—	—	—	628	617

Total	$2,536	$2,544	$920	$925	$338	$338	$2	$2	$3	$3	$3,799	$3,812

Ratings Distribution		66.7%		24.2%		8.9%		0.1%		0.1%		100.0%

	December 31, 2015
	Aaa		Aa		A		Baa		Below Investment Grade		Total
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in millions)
2003 - 2006	$286	$290	$28	$29	$8	$7	$14	$14	$4	$5	$340	$345
2007	121	121	34	34	5	6	—	—	25	24	185	185
2008 - 2010	2	2	—	—	13	13	—	—	—	—	15	15
2011	299	306	18	19	33	32	—	—	—	—	350	357
2012	105	107	111	111	104	105	1	1	—	—	321	324
2013	212	214	149	149	106	104	—	—	—	—	467	467
2014	312	311	320	319	80	79	—	—	—	—	712	709
2015	790	778	192	189	56	55	—	—	—	—	1,038	1,022

Total	$2,127	$2,129	$852	$850	$405	$401	$15	$15	$29	$29	$3,428	$3,424

Ratings Distribution		62.2%		24.8%		11.7%		0.4%		0.9%		100.0%

The tables above reflect NRSRO ratings, including Moody’s, S&P, Fitch and Morningstar, Inc. CMBS designated NAIC 1 were 100.0% and 99.9% of total CMBS as of December 31, 2016 and 2015, respectively.

ABS

Our ABS holdings are diversified both by collateral type and by issuer. The following table presents our ABS holdings at:

	December 31,
	2016			2015
	Estimated Fair Value	% of Total	Net Unrealized Gains (Losses)	Estimated Fair Value	% of Total	Net Unrealized Gains (Losses)
	(Dollars in millions)
By collateral type:
Collateralized obligations	$1,155	43.6%	$—	$2,177	50.1%	$(41)
Automobile loans	356	13.4	1	485	11.2	1
Credit card loans	208	7.8	3	157	3.6	6
Student loans	160	6.0	(4)	461	10.6	(10)
Foreign residential loans	84	3.2	—	214	4.9	4
Other loans	689	26.0	(2)	850	19.6	—

Total	$2,652	100.0%	$(2)	$4,344	100.0%	$(40)

Ratings profile:
Rated Aaa/AAA	$1,106	41.7%		$1,935	44.5%
Designated NAIC 1	$2,343	88.3%		$4,041	93.0%

Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

See Notes 1 and 7 of the notes to the combined financial statements for information about the evaluation of fixed maturity securities and equity securities AFS for OTTI and evaluation of temporarily impaired AFS securities.

OTTI Losses on Fixed Maturity and Equity Securities AFS Recognized in Earnings

See Note 7 of the notes to the combined financial statements for information about OTTI losses and gross gains and gross losses on AFS securities sold.

Overview of Fixed Maturity and Equity Security OTTI Losses Recognized in Earnings

Impairments of fixed maturity and equity securities were $24 million, $34 million, and $29 million for the years ended December 31, 2016, 2015 and 2014, respectively. Impairments of fixed maturity securities were $22 million, $31 million, and $14 million for the years ended December 31, 2016, 2015 and 2014, respectively. Impairments of equity securities were $2 million, $3 million, and $15 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Credit-related impairments of fixed maturity securities were $20 million, $31 million, and $14 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Explanations of changes in fixed maturity and equity securities impairments are as follows:

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

Overall OTTI losses recognized in earnings on fixed maturity and equity securities were $24 million for the year ended December 31, 2016 as compared to $34 million for the year ended December 31, 2015. A decrease of $8 million in OTTI losses on RMBS in the current period reflected the impact of improving economic and employment fundamentals.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

Overall OTTI losses recognized in earnings on fixed maturity and equity securities were $34 million for the year ended December 31, 2015 as compared to $29 million for the year ended December 31, 2014. An increase of $13 million in OTTI losses on U.S. and foreign corporate securities in the current period reflected the impact of weakening foreign currencies on non-functional currency denominated fixed maturity securities concentrated in the utility and consumer services industries and the impact of lower oil prices on the energy sector. This increase was partially offset by a decrease in equity security impairments at $12 million, primarily in finance industry non-redeemable preferred stocks.

Future Impairments

Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), and changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

Securities Lending

We participate in a securities lending program whereby securities are loaned to third parties, primarily brokerage firms and commercial banks. We obtain collateral, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, which is obtained at the inception of a loan and maintained at a level greater than or equal to 100% for the duration of the loan. We monitor the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary throughout the duration of the loan. Securities loaned under such transactions may be sold or repledged by the transferee. We are liable to return to our counterparties the cash collateral under our control. Security collateral on deposit from counterparties may not be sold or repledged, unless the counterparty is in default, and is not reflected in the combined financial statements. These transactions are treated as financing arrangements and the associated cash collateral liability is recorded at the amount of the cash received.

See “— Liquidity and Capital Resources — The Company — Historical Liquidity and Capital Uses — Securities Lending” and Note 7 of the notes to the combined financial statements for information regarding our securities lending program.

Mortgage Loans

Our mortgage loans are principally collateralized by commercial, agricultural and residential properties. Mortgage loans and the related valuation allowances are summarized as follows as of:

	December 31,
	2016				2015
	Recorded Investment	% of Total	Valuation Allowance	% of Recorded Investment	Recorded Investment	% of Total	Valuation Allowance	% of Recorded Investment
Commercial	$6,523	70.3%	$32	0.5%	$5,515	74.7%	$29	0.5%
Agricultural	1,892	20.4	5	0.3%	1,539	20.8	5	0.3%
Residential	867	9.3	3	0.3%	335	4.5	3	0.9%

Total	$9,282	100.0%	$40	0.4%	$7,389	100.0%	$37	0.5%

The information presented in the tables herein exclude mortgage loans where we elected the fair value option (“FVO”). Such amounts are presented in Note 7 of the notes to the combined financial statements.

We diversify our mortgage loan portfolio by both geographic region and property type to reduce the risk of concentration. Of our commercial and agricultural mortgage loan portfolios, as of December 31, 2016 and 2015, 96% and 97%, respectively, were collateralized by properties located in the U.S. and the remainder was collateralized by properties located outside of the U.S. The carrying value as a percentage of total commercial and agricultural mortgage loans for the top three states in the U.S. is as follows as of:

	December 31, 2016	December 31, 2015
State
California	25%	26%
New York	15%	17%
Texas	9%	10%

Additionally, we manage risk when originating commercial and agricultural mortgage loans by generally lending up to 75% of the estimated fair value of the underlying real estate collateral.

We manage our residential mortgage loan portfolio in a similar manner to reduce risk of concentration. All residential mortgage loans were collateralized by properties located in the U.S. at both December 31, 2016 and 2015. The carrying value as a percentage of total residential mortgage loans for the top three states in the U.S. is as follows as of:

	December 31, 2016	December 31, 2015
State
California	34%	40%
Florida	12%	13%
New York	8%	8%

Commercial Mortgage Loans by Geographic Region and Property Type. Commercial mortgage loans are the largest component of the mortgage loan invested asset class. The tables below present the diversification across geographic regions and property types of commercial mortgage loans as of:

	December 31,
	2016		2015
	Amount	% of Total	Amount	% of Total
	(Dollars in millions)
Region
Pacific	$1,748	26.8%	$1,537	27.9%
Middle Atlantic	1,445	22.1	1,281	23.2
South Atlantic	1,112	17.0	835	15.2
West South Central	686	10.5	663	12.0
East North Central	410	6.3	381	6.9
International	312	4.8	211	3.8
Mountain	258	4.0	175	3.2
New England	215	3.3	204	3.7
West North Central	102	1.6	54	1.0
East South Central	26	0.4	35	0.6
Multi-Region and Other	209	3.2	139	2.5

Total recorded investment	6,523	100.0%	5,515	100.0%

Less: valuation allowances	32		29

Carrying value, net of valuation allowances	$6,491		$5,486

Property Type
Office	$2,975	45.6%	$2,631	47.7%
Retail	1,911	29.3	1,810	32.8
Apartment	630	9.7	457	8.3
Hotel	620	9.5	517	9.4
Industrial	339	5.2	100	1.8
Other	48	0.7	—	—

Total recorded investment	6,523	100.0%	5,515	100.0%

Less: valuation allowances	32		29

Carrying value, net of valuation allowances	$6,491		$5,486

Mortgage Loan Credit Quality — Monitoring Process. We monitor our mortgage loan investments on an ongoing basis, including a review of loans that are current, past due, restructured and under foreclosure. See Note 7 of the notes to the combined financial statements for information on mortgage loans by credit quality indicator, past due and nonaccrual mortgage loans, as well as impaired mortgage loans.

We review our commercial mortgage loans on an ongoing basis. These reviews may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios and tenant creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural mortgage loans is generally similar, with a focus on higher risk loans, such as loans with higher loan-to-value ratios, including reviews on a geographic and sector basis. We review our residential mortgage loans on an ongoing basis. See Note 7 of the notes to the combined financial statements for information on our evaluation of residential mortgage loans and related valuation allowance methodology.

Loan-to-value ratios and debt service coverage ratios are common measures in the assessment of the quality of commercial mortgage loans. Loan-to-value ratios are a common measure in the assessment of the quality of agricultural mortgage loans. Loan-to-value ratios compare the amount of the loan to the estimated fair value of the underlying collateral. A loan-to-value ratio greater than 100% indicates that the loan amount is greater than the collateral value. A loan-to-value ratio of less than 100% indicates an excess of collateral value over the loan amount. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio compares a property’s net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. For our commercial mortgage loans, our average loan-to-value ratio was 49% at both December 31, 2016 and 2015, and our average debt service coverage ratio was 2.2x and 2.3x at December 31, 2016 and 2015, respectively. The debt service coverage ratio, as well as the values utilized in calculating the ratio, is updated annually on a rolling basis, with a portion of the portfolio updated each quarter. In addition, the loan-to-value ratio is routinely updated for all but the lowest risk loans as part of our ongoing review of our commercial mortgage loan portfolio. For our agricultural mortgage loans, our average loan-to-value ratio was 40% at both December 31, 2016 and 2015. The values utilized in calculating the agricultural mortgage loan loan-to-value ratio are developed in connection with the ongoing review of the agricultural loan portfolio and are routinely updated.

Mortgage Loan Valuation Allowances. Our valuation allowances are established both on a loan specific basis for those loans considered impaired where a property specific or market specific risk has been identified that could likely result in a future loss, as well as for pools of loans with similar risk characteristics where a property specific or market specific risk has not been identified, but for which we expect to incur a loss. Accordingly, a valuation allowance is provided to absorb these estimated probable credit losses.

The determination of the amount of valuation allowances is based upon our periodic evaluation and assessment of known and inherent risks associated with our loan portfolios. Such evaluations and assessments are based upon several factors, including our experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations and assessments are revised as conditions change and new information becomes available, which can cause the valuation allowances to increase or decrease over time as such evaluations are revised. Negative credit migration, including an actual or expected increase in the level of problem loans, will result in an increase in the valuation allowance. Positive credit migration, including an actual or expected decrease in the level of problem loans, will result in a decrease in the valuation allowance.

See Notes 1, 7 and 9 of the notes to the combined financial statements for information about how valuation allowances are established and monitored, activity in and balances of the valuation allowance, and the estimated fair value of impaired mortgage loans and related impairments included within net investment gains (losses) as of and for the years ended December 31, 2016, 2015 and 2014.

Real Estate and Real Estate Joint Ventures

Real estate investments by type consisted of the following at:

	December 31,
	2016		2015
	Carrying Value	% of Total	Carrying Value	% of Total
Traditional	$105	49.0%	$450	71.2%
Real estate joint ventures and funds	110	51.0	177	28.0

Real estate held-for-investment	215	100.0	627	99.2
Real estate held-for-sale	—	—	5	0.8

Total real estate and real estate joint ventures	$215	100.0%	$632	100.0%

We classify within traditional, in the above table, income-producing real estate, which is comprised of wholly owned real estate and joint ventures with interests in single property income-producing real estate, and multi-property funds with stable income-producing properties. The estimated fair value of the traditional and held-for-sale real estate investment portfolios was $235 million and $541 million as of December 31, 2016 and 2015, respectively.

We classify within real estate joint ventures and funds, in the above table, our investment in joint ventures with interests in multi-property projects with varying strategies ranging from the development of properties to the operation of income-producing properties, as well as a runoff portfolio of real estate private equity funds. From time to time, if we intend to retain an interest in the property, we transfer investments from these development joint ventures to traditional real estate after the completed property commences operations.

We diversify our real estate investments by both geographic region and property type to reduce risk of concentration.

Real estate and real estate joint venture investments by property type are categorized as follows as of:

	December 31,
	2016		2015
	Carrying Value	% of Total	Carrying Value	% of Total
Real estate funds	$133	61.9%	$151	23.9%
Office	29	13.5%	275	43.5
Hotel	25	11.6%	55	8.7
Agriculture	21	9.8%	17	2.7
Apartment	7	3.2%	39	6.2
Industrial	—	—	28	4.4
Retail	—	—	37	5.9
Other	—	—	30	4.7

Total real estate and real estate joint ventures	$215	100.0%	$632	100.0%

Real estate funds, including those classified within traditional, were 75% of our real estate investments, at December 31, 2016. The majority of these funds hold underlying real estate investments that are well diversified across the U.S. Approximately 60% and 90% of our real estate investments, excluding funds, were located in the U.S. and approximately 40% and 5% were located in Brazil as of December 2016 and 2015, respectively. The carrying value as a percentage of total real estate investments, excluding funds, for the top geographies in the U.S. is as follows as of:

	December 31, 2016	December 31, 2015
State
Georgia	47%	9%
Florida	13%	3%
District of Columbia	—%	32%

Impairments recognized on real estate and real estate joint ventures were $33 million, $1 million and, $10 million for the years ended December 31, 2016, 2015 and 2014, respectively. Depreciation expense on real estate investments was $1 million, $6 million and $10 million for the years ended December 31, 2016, 2015 and 2014, respectively. Real estate investments were net of accumulated depreciation of $34 million, and $36 million as of December 31, 2016 and 2015, respectively.

Other Limited Partnership Interests

Other limited partnership interests are comprised of private equity funds and hedge funds. The carrying value of other limited partnership interests was $1.6 billion and $1.9 billion as of December 31, 2016 and 2015, respectively, which included $210 million and $479 million of hedge funds as of December 31, 2016 and 2015, respectively. Cash distributions on these investments are generated from investment gains, operating income from the underlying investments of the funds and liquidation of the underlying investments of the funds. We estimate that the underlying investments of the funds will be liquidated over the next two to 10 years.

Other Invested Assets

The following table presents the carrying value of our other invested assets by type as of:

	December 31,
	2016		2015
	Carrying Value	% of Total	Carrying Value	% of Total
Freestanding derivatives with positive estimated fair values	$3,622	73.9%	$3,917	65.4%
Loans to affiliates (primarily MetLife, Inc.)	1,090	22.2	1,178	19.7
Tax credit and renewable energy partnerships	113	2.3	116	1.9
Leveraged leases, net of non-recourse debt	69	1.4	71	1.2
Funds withheld (1)	—	—	703	11.7
Other	10	0.2	1	0.1

Total	$4,904	100.0%	$5,986	100.0%

(1)	See Note 6 of the notes to the combined financial statements for information regarding the recapture of certain participating whole life policies from an unaffiliated reinsurer.

See Notes 7 and 8 of the notes to the combined financial statements for information regarding loans to affiliates, tax credit partnerships, leveraged leases and freestanding derivatives with positive estimated fair values, respectively. See Note 1 of the notes to the combined financial statements for further information about loans to affiliates, funds withheld and tax credit and renewable energy partnerships.

Derivatives

Derivative Risks

We are exposed to various risks relating to our ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. We use a variety of strategies to manage these risks, including the use of derivatives. See Note 8 of the notes to the combined financial statements for:

•	A comprehensive description of the nature of our derivatives, including the strategies for which derivatives are used in managing various risks.

•	Information about the gross notional amount, estimated fair value, and primary underlying risk exposure of our derivatives by type of hedge designation, excluding embedded derivatives held as of December 31, 2016 and 2015.

•	The statement of operations effects of derivatives in cash flow, fair value, or nonqualifying hedge relationships for the years ended December 31, 2016, 2015 and 2014.

See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management” and “Business — Description of our Segments, Products and Operations — Run-off — ULSG Market Risk Exposure Management” for more information about our use of derivatives by major hedge programs.

Fair Value Hierarchy

See Note 9 of the notes to the combined financial statements for derivatives measured at estimated fair value on a recurring basis and their corresponding fair value hierarchy.

The valuation of Level 3 derivatives involves the use of significant unobservable inputs and generally requires a higher degree of management judgment or estimation than the valuations of Level 1 and Level 2 derivatives. Although Level 3 inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such instruments and are considered appropriate given the circumstances. The use of different inputs or methodologies could have a material effect on the estimated fair value of Level 3 derivatives and could materially affect net income.

Derivatives categorized as Level 3 at December 31, 2016 include: interest rate total return swaps with unobservable repurchase rates; credit default swaps priced using unobservable credit spreads, or that are priced through independent broker quotations; equity variance swaps with unobservable volatility inputs; and equity index options with unobservable correlation inputs. The estimated fair value of our derivatives priced through independent broker quotations were 3% at December 31, 2016, and less than 1% at December 31, 2015, respectively.

See Note 9 of the notes to the combined financial statements for a roll-forward of the fair value measurements for derivatives measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs.

The gain (loss) on Level 3 derivatives primarily relates to interest rate total return swaps with unobservable repurchase rates, certain purchased equity index options that are valued using models dependent on an unobservable market correlation input and equity variance swaps that are valued using observable equity volatility data plus an unobservable equity variance spread. Other significant inputs, which are observable, include equity index levels, equity volatility and the swap yield curve. We validate the reasonableness of these inputs by valuing the positions using internal models and comparing the results to broker quotations.

The gain (loss) on Level 3 derivatives, percentage of gain (loss) attributable to observable and unobservable inputs, and the primary drivers of observable gain (loss) are summarized as follows as of:

	Year Ended December 31, 2016	Year Ended December 31, 2015
Gain (loss) recognized in net income (loss)	($703) million	($74) million
Percentage of gain (loss) attributable to observable inputs	99%	48%
Primary drivers of observable gain (loss)	Increases in interest rates on interest rate total return swaps; decreases in certain equity volatility levels; and increases in certain equity index levels.	Increases in equity index levels; and increases in short-term interest rates
Percentage of gain (loss) attributable to unobservable inputs	1%	52%

See “— Summary of Critical Accounting Estimates” and “— Derivatives” for further information on the estimates and assumptions that affect derivatives.

Credit Risk

See Note 8 of the notes to the combined financial statements for information about how we manage credit risk related to derivatives and for the estimated fair value of our net derivative assets and net derivative liabilities after the application of master netting agreements and collateral.

Our policy is not to offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement. This policy applies to the recognition of derivatives in the combined balance sheets, and does not affect our legal right of offset.

Credit Derivatives

The following tables present the gross notional amount and estimated fair value of credit default swaps as of:

	December 31,
	2016		2015
Credit Default Swaps	Gross Notional Amount	Estimated Fair Value	Gross Notional Amount	Estimated Fair Value
	(In millions)
Purchased	$37	$—	$24	$—
Written	1,913	28	2,126	12

Total	$1,950	$28	$2,150	$12

The following tables present the gross gains, gross losses and net gain (losses) recognized in net derivative gains (losses) for credit default swaps as follows as of:

	Years Ended December 31,
	2016			2015
Credit Default Swaps	Gross Gains	Gross Losses	Net Gains (Losses)	Gross Gains	Gross Losses	Net Gains (Losses)
	(In millions)
Purchased (1)	$—	$—	$—	$—	$—	$—
Written (1)	14	(4)	10	4	(18)	(14)

Total	$14	$(4)	$10	$4	$(18)	$(14)

(1)	Gains (losses) do not include earned income (expense) on credit default swaps.

The maximum amount at risk related to our written credit default swaps is equal to the corresponding gross notional amount. In a replication transaction, we pair an asset on our balance sheet with a written credit default swap to synthetically replicate a corporate bond, a core asset holding of life insurance companies. Replications are entered into in accordance with the guidelines approved by state insurance regulators and the NAIC and are an important tool in managing the overall corporate credit risk within the Company. In order to match our long-dated insurance liabilities, we seek to buy long-dated corporate bonds. In some instances, these may not be readily available in the market, or they may be issued by corporations to which we already have significant corporate credit exposure. For example, by purchasing Treasury bonds (or other high-quality assets) and associating them with written credit default swaps on the desired corporate credit name, we, can replicate the desired bond exposures and meet our ALM needs. In addition, given the shorter tenor of the credit default swaps (generally five-year tenors) versus a long-dated corporate bond, we have more flexibility in managing our credit exposures.

Embedded Derivatives

See Note 9 of the notes to the combined financial statements for information about embedded derivatives measured at estimated fair value on a recurring basis and their corresponding fair value hierarchy.

See Note 9 of the notes to the combined financial statements for a roll-forward of the fair value measurements for embedded derivatives measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs.

See Note 8 of the notes to the combined financial statements for information about the nonperformance risk adjustment included in the valuation of guaranteed minimum benefits accounted for as embedded derivatives.

See “— Summary of Critical Accounting Estimates” and “— Derivatives” for further information on the estimates and assumptions that affect embedded derivatives.

Off-Balance Sheet Arrangements

Credit and Committed Facilities

In connection with the separation, we have entered into a term loan agreement and a revolving credit facility, which we will have access to in connection with the separation as well as subsequently to support our ongoing operations. Historically, we had access to an unsecured credit facility and certain committed facilities from various banks available to MetLife, Inc. for the benefit of the companies of Brighthouse Financial, Inc., MetLife, Inc. and certain other subsidiaries of MetLife, Inc. See “—Liquidity and Capital Resources — The Company — Historical Primary Sources of Liquidity and Capital — Credit and Committed Facilities” for further descriptions of such arrangements. For the classification of expenses on such credit and committed facilities and the nature of the associated liability for letters of credit issued and drawdowns on these credit and committed facilities, see Note 11 of the notes to the combined financial statements.

Collateral for Securities Lending, Repurchase Agreement Transactions and Derivatives

We participate in a securities lending program in the normal course of business for the purpose of enhancing the total return on our investment portfolio. Periodically we receive non-cash collateral for securities lending from counterparties, which cannot be sold or repledged, and which is not recorded on our combined balance sheets. The amount of this collateral was $27 million and $23 million at estimated fair value as of December 31, 2016 and 2015, respectively. See Notes 1 and 7 of the notes to the combined financial statements, as well as “—Investments — Securities Lending” for discussion of our securities lending program, the classification of revenues and expenses, and the nature of the secured financing arrangement and associated liability.

From time to time we participate in repurchase and reverse repurchase agreement transactions. In connection with these transactions, we obtain fixed maturity securities as collateral from unaffiliated financial institutions, which can be repledged, and which are not recorded on our combined balance sheets. We had no pledged or repledged securities as of either December 31, 2016 or 2015.

We enter into derivatives to manage various risks relating to our ongoing business operations. We have non-cash collateral from counterparties for derivatives, which can be sold or repledged subject to certain constraints, and which has not been recorded on our combined balance sheets. The amount of this non-cash collateral was $564 million and $554 million as of December 31, 2016 and 2015, respectively. See “— Liquidity and Capital Resources — The Company — Historical Liquidity and Capital Uses — Pledged Collateral” and Note 8 of the notes to the combined financial statements a for information regarding the earned income on and the gross notional amount, estimated fair value of assets and liabilities and primary underlying risk exposure of our derivatives.

Guarantees

See “Guarantees” in Note 16 of the notes to the combined financial statements.

Other

Additionally, we enter into commitments in the normal course of business for the purpose of enhancing the total return on our investment portfolio: mortgage loan commitments and commitments to fund partnerships, bank credit facilities and private corporate bond investments. See “Net Investment Income” and “Net Investment Gains (Losses)” in Note 7 of the notes to the combined financial statements for information on the investment income, investment expense, gains and losses from such investments. See also “— Investments — Fixed Maturity and Equity Securities AFS” and “— Investments—Mortgage Loans” for information on our investments in fixed maturity securities and mortgage loans. See “— Investments — Real Estate and Real Estate Joint Ventures” and “— Investments — Other Limited Partnership Interests” for information on our partnership investments.

Other than the commitments disclosed in Note 16 of the notes to the combined financial statements, there are no other material obligations or liabilities arising from the commitments to fund mortgage loans, partnerships, bank credit facilities, and private corporate bond investments. For further information on commitments to fund partnership investments, mortgage loans, bank credit facilities and private corporate bond investments see “— Liquidity and Capital Resources — The Company — Contractual Obligations.”

Insolvency Assessments

See Note 16 of the notes to the combined financial statements.

Policyholder Liabilities

We establish, and carry as liabilities, actuarially determined amounts that are calculated to meet policy obligations or to provide for future annuity payments. Amounts for actuarial liabilities are computed and reported in the combined financial statements in conformity with GAAP. For more details on Policyholder Liabilities, see “— Summary of Critical Accounting Estimates.”

Due to the nature of the underlying risks and the uncertainty associated with the determination of actuarial liabilities, we cannot precisely determine the amounts that will ultimately be paid with respect to these actuarial liabilities, and the ultimate amounts may vary from the estimated amounts, particularly when payments may not occur until well into the future.

We periodically review our assumptions supporting our estimates of actuarial liabilities for future policy benefits. We revise estimates, to the extent permitted or required under GAAP, if we determine that future expected experience differs from assumptions used in the development of actuarial liabilities. We charge or credit changes in our liabilities to expenses in the period the liabilities are established or re-estimated. If the liabilities originally established for future benefit payments prove inadequate, we must increase them. Such an increase could adversely affect our earnings and have a material adverse effect on our business, results of operations and financial condition.

We have experienced, and will likely in the future experience, catastrophe losses and possibly acts of terrorism, as well as turbulent financial markets that may have an adverse impact on our business, results of operations, and financial condition. Due to their nature, we cannot predict the incidence, timing, severity or amount of losses from catastrophes and acts of terrorism, but we make broad use of catastrophic and non-catastrophic reinsurance to manage risk from these perils.

See “Regulation — Insurance Regulation — Policy and Contract Reserve Adequacy Analysis” and “Risk Factors — Risks Related to our Business” for further information.

Future Policy Benefits

We establish liabilities for amounts payable under insurance policies. See Notes 1 and 4 of the notes to the combined financial statements and “— Summary of Critical Accounting Estimates — Liability for Future Policy Benefits.” A discussion of future policy benefits by segment (as well as Corporate & Other) follows.

Annuities

Future policy benefits for the annuities business are comprised mainly of liabilities for life-contingent income annuities, and liabilities for the variable annuity guaranteed minimum benefits accounted for as insurance.

Life

Future policy benefits for the life business are comprised mainly of liabilities for traditional life and for universal and variable life insurance contracts. In order to manage risk, we have often reinsured a portion of the mortality risk on life insurance policies. The reinsurance programs are routinely evaluated and this may result in increases or decreases to existing coverage. We have entered into various derivative positions, primarily interest rate swaps, to mitigate the risk that investment of premiums received and reinvestment of maturing assets over the life of the policy will be at rates below those assumed in the original pricing of these contracts.

Run-off

Future policy benefits primarily include liabilities for payout annuities, including pension risk transfers and structured settlement annuities. There is no interest rate crediting flexibility on the liabilities for payout annuities. As a result, a sustained low interest rate environment could negatively impact earnings; however, we mitigate our risks by applying various ALM strategies, including the use of derivative positions, primarily interest rate swaps, to mitigate the risks associated with such a scenario.

Corporate & Other

Future policy benefits primarily include liabilities for certain run-off long-term care and workers’ compensation business. Additionally, future policy benefits historically included liabilities for variable annuity guaranteed minimum benefits assumed from a former operating joint venture in Japan that were accounted for as insurance prior to 2014.

Policyholder Account Balances

Policyholder account balances are generally equal to the account value, which includes accrued interest credited, but excludes the impact of any applicable charge that may be incurred upon surrender. See “Quantitative and Qualitative Disclosures About Market Risk — Market Risk - Fair Value Exposures — Interest Rates” and “— Variable Annuity Guarantees.” See also Notes 1 and 4 of the notes to the combined financial statements for additional information. A discussion of policyholder account balances by segment (as well as Corporate & Other) follows.

Annuities

Policyholder account balances for annuities are held for fixed deferred annuities, the fixed account portion of variable annuities, and non-life contingent income annuities. Interest is credited to the policyholder’s account at interest rates we determine which are influenced by current market rates, subject to specified minimums. A sustained low interest rate environment could negatively impact earnings as a result of the minimum credited rate guarantees present in most of these policyholder account balances. We have various derivative positions, including interest rate floors, to partially mitigate the risks associated with such a scenario. Additionally, policyholder account balances are held for variable annuity guaranteed minimum living benefits that are accounted for as embedded derivatives.

The table below presents the breakdown of account value subject to minimum guaranteed crediting rates for Annuities as of:

	December 31, 2016
Guaranteed Minimum Crediting Rate	Account Value (1)	Account Value at Guarantee (1)
	(In millions)
Annuities
Greater than 0% but less than 2%	$1,535	$1,047
Equal to or greater than 2% but less than 4%	$15,966	$14,513
Equal to or greater than 4%	$571	$571

(1)	These amounts are not adjusted for policy loans.

As a result of acquisitions, we establish additional liabilities known as excess interest reserves for policies with credited rates in excess of market rates as of the applicable acquisition dates. As of December 31, 2016, excess interest reserves for Annuities were $317 million.

Life

Life policyholder account balances are held for retained asset accounts, universal life policies and the fixed account of universal variable life insurance policies. Interest is credited to the policyholder’s account at interest rates we determine which are influenced by current market rates, subject to specified minimums. A sustained low interest rate environment could negatively impact earnings as a result of the minimum credited rate guarantees present in most of these policyholder account balances. We have various derivative positions, including interest rate floors, to partially mitigate the risks associated with such a scenario.

The table below presents the breakdown of account value subject to minimum guaranteed crediting rates for Life as of:

	December 31, 2016
Guaranteed Minimum Crediting Rate	Account Value (1)	Account Value at Guarantee (1)
	(In millions)
Life
Greater than 0% but less than 2%	$185	$185
Equal to or greater than 2% but less than 4%	$1,266	$590
Equal to or greater than 4%	$2,035	$1,668

(1)	These amounts are not adjusted for policy loans.

As a result of acquisitions, we establish additional liabilities known as excess interest reserves for policies with credited rates in excess of market rates as of the applicable acquisition dates. As of December 31, 2016, excess interest reserves for Life were $27 million.

Run-off

Policyholder account balances in Run-off are comprised of funding agreements and the fixed account of leveraged life insurance policies. Interest crediting rates vary by type of contract, and can be fixed or variable. Variable interest crediting rates are generally tied to an external index, most commonly (one-month or three-month) London InterBank Offered Rate (“LIBOR”). We are exposed to interest rate risks, when guaranteeing payment of interest and return on principal at the contractual maturity date. We may invest in floating rate assets or enter into receive-floating rate swaps, also tied to external indices, as well as caps, to mitigate the impact of changes in market interest rates. We also mitigate our risks by applying various ALM strategies.

The table below presents the breakdown of account value subject to minimum guaranteed crediting rates for Run-off as of:

	December 31, 2016
Guaranteed Minimum Crediting Rate	Account Value (1)	Account Value at Guarantee (1)
	(In millions)
Universal Life Secondary Guarantee
Greater than 0% but less than 2%	$—	$—
Equal to or greater than 2% but less than 4%	$5,618	$146
Equal to or greater than 4%	$633	$102

(1)	These amounts are not adjusted for policy loans.

As a result of acquisitions, we establish additional liabilities known as excess interest reserves for policies with credited rates in excess of market rates as of the applicable acquisition dates. As of December 31, 2016, excess interest reserves for Run-off were $73 million.

Corporate & Other

Policyholder account balances were historically held for variable annuity guaranteed minimum benefits assumed from a former operating joint venture in Japan that were accounted for as embedded derivatives prior to 2014.

Variable Annuity Guarantees

We issue certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the Benefit base) less withdrawals. In some cases, the Benefit base may be increased by additional deposits, bonus amounts, accruals or optional market value resets. See Notes 1 and 4 of the notes to the combined financial statements and “Business — Description of our Segments, Products and Operations — Annuities — Variable Annuities” for additional information.

Liquidity and Capital Resources

Liquidity refers to our ability to generate adequate cash flows from our normal operations to meet the cash requirements of our operating, investing and financing activities. Capital refers to our long-term financial resources available to support our business operations and contribute to future growth. Our ability to generate and maintain sufficient liquidity and capital depends on the profitability of the businesses, timing of cash flows on investments and products, general economic conditions, access to the senior unsecured revolving credit facility and the term loan facility described below and access to the capital markets and the alternate sources of liquidity and capital described herein.

Parent Company

Liquidity

In evaluating liquidity it is important to distinguish the cash flow needs of the parent company, Brighthouse Financial, Inc., from the cash flow needs of the combined group of companies. Brighthouse Financial, Inc. is largely dependent on cash flows from its insurance company subsidiaries to meet its obligations. The principal sources of funds available to Brighthouse Financial, Inc. will include dividends and returns of capital from its insurance company subsidiaries, as well as its cash and short-term investments. These sources of funds may be supplemented by alternate sources of liquidity described below either directly or indirectly through our insurance company subsidiaries. In the future, we may also establish an internal liquidity facility to provide liquidity within and across the combined group of companies. See “Risk Factors — Capital-Related Risks — As a holding company, Brighthouse Financial, Inc. depends on the ability of its subsidiaries to pay dividends.”

Constraints on Parent Company Liquidity

We may be constrained in our payment of dividends from our insurance company subsidiaries pursuant to reserving requirements under actuarial guidelines. We are required to calculate the statutory reserves which support our variable annuity products in conformity with AG 43. The principal components of the AG 43 reserve calculation are a calculation referred to as the CTE Amount utilizing stochastic analysis across 1,000 capital market scenarios and a deterministic calculation based on a single standard scenario, the Standard Scenario Reserve Amount. The reserves we carry for our variable annuity contracts are required under AG 43 to include the greater of the CTE Amount or the Standard Scenario Reserve Amount.

The CTE calculation under AG 43 makes use of stochastic projections across 1,000 capital market scenarios in order to reflect the tail risk inherent in our variable annuity contracts. The CTE Amount under AG 43 is a reserve calculation derived from the average of the worst 30% of these stochastic scenarios and is referred to as “CTE70”. The standard scenario calculation reflects a single instantaneous drop in account values followed by a recovery in each case using returns specified by insurance regulatory authorities.

The results of the stochastic and deterministic calculations under AG 43 may differ materially. Unlike the CTE Amount which is calculated on an aggregate basis, the Standard Scenario Reserve Amount calculation is a seriatim (policy by policy) calculation which does not permit reserve deficiencies for certain contracts to be offset by redundancies in other contracts. In addition, the Standard Scenario Reserve Amount calculation has prescribed assumptions, including assumptions relating to policyholder behavior, which we believe to be conservative when applied to GMIB products.

In addition, the methodology for calculating reserves under AG 43 differs in certain respects from those stipulated by the NAIC under the RBC C3 Phase II guidelines for the calculation of the amount of total assets (reserves plus capital) required to support variable annuity contracts. Under the RBC C3 Phase II guidelines the average of the worst 10% of 1,000 capital markets scenarios (“CTE90”) is used to determine the amount of total assets required to support variable annuity contracts. Accordingly, the RBC C3 Phase II calculation implicitly assumes that CTE90 (reserve plus capital requirement) will exceed the AG 43 amount (reserve requirement). Because of the aforementioned methodological differences this is not always the case and the Standard Scenario Reserve Amount may, under certain circumstances, materially exceed CTE90. Recognizing this inconsistency, the NAIC has commissioned a “VA Reserve and Capital Reform” initiative to, among others, harmonize the methodologies for calculating AG 43 reserves and RBC C3 Phase II capital requirements. See “Risk Factors — Regulatory and Legal Risks — NAIC - Existing and proposed insurance regulations.”

We intend to support our variable annuity contracts with assets which are $2.0 billion to $3.0 billion in excess of the average amount of assets required under CTE95. Under our Base Case Scenario (which, although we believe reasonable, does not incorporate all capital markets and other scenarios relevant to asset adequacy and reserving) in the early years following the distribution we anticipate the assets we hold to support our variable annuity contracts at CTE95 will exceed the amount required by AG 43. Under this scenario, we anticipate that beginning in approximately 2020 under AG 43 as currently in effect the Standard Scenario Reserve Amount will exceed the amount we hold consistent with CTE95 (although still less than CTE95 plus $2.0 billion to $3.0 billion), and that the amount of such excess will increase materially in subsequent years.

During the period that the Standard Scenario Reserve Amount materially exceeds CTE95 our insurance company subsidiaries’ RBC ratios and surplus will be adversely affected to the extent we make distributions to our shareholders. Notwithstanding this impact, and although no assurances can be given, under our Base Case Scenario we believe that during this period our excess reserving requirements under the standard scenario will not impair our ability to make any such distributions as contemplated by our Base Case Scenario while still maintaining our Combined RBC ratio, surplus and financial strength ratings at levels necessary to market and sell our products in accordance with our business plan. Furthermore, if anticipated regulatory reform fails to bring AG 43 calculations in line with CTE90 calculations, we may seek regulatory relief or engage in transactions, including restructuring or financing transactions, to mitigate the effect of the standard scenario on the surplus and RBC ratios of our insurance company subsidiaries.

The primary objective of our variable annuity capital markets hedging program is to mitigate the impact on our statutory balance sheet from any increase in CTE95 total asset requirements under capital market stress conditions. We seek to accomplish this by using derivatives instruments together with holding $2.0 billion to $3.0 billion in excess of the CTE95 requirement to fund the first dollar increase in CTE95 requirements under stressed capital market conditions. We do not currently intend our hedging program to address any potential increase in excess standard scenario requirements above CTE95 under stressed market conditions. Under moderate to extreme market conditions, this may result in deterioration in the RBC ratio of our insurance company subsidiaries, until capital markets recover, although under these conditions we still expect to maintain the RBC ratio of our insurance company subsidiaries significantly in excess of minimum regulatory requirements. Our current intentions notwithstanding, we may, in the future, opportunistically consider adding incremental hedge protection to mitigate the impact of capital market stress conditions on standard scenario reserve funding requirements in excess of CTE95.

Capital

In connection with the separation, we expect to maintain adequate liquidity at Brighthouse Financial, Inc., a debt-to-capital ratio of approximately 25% and an initial funding of $2.0 billion to $3.0 billion of assets in excess of CTE95 to support our variable annuity contracts, which we expect to result in a Combined RBC ratio of approximately 700%.

On December 2, 2016, Brighthouse Financial, Inc. entered into a $3.0 billion three-year senior unsecured delayed draw term loan agreement with a bank syndicate. Borrowings under the term loan agreement may be used for general corporate purposes, including payment of a portion for the distribution to be made by Brighthouse Financial, Inc. to MetLife, Inc. in connection with the separation. The term loan agreement provides that borrowings may be made prior to the separation. Amounts under the term loan agreement are available after the completion of the contribution by MetLife, Inc. of entities to Brighthouse Intermediate Company (“Initial Contribution”) as described under “Formation of Brighthouse and the Restructuring — Formation of Brighthouse — Formation and Contribution Transactions” and the completion of the contribution by MetLife, Inc. of Brighthouse Intermediate Company to Brighthouse Financial, Inc. as described under “Formation of Brighthouse and the Restructuring — Formation of Brighthouse — Brighthouse.” Alternatively, after the Initial Contribution, Brighthouse Financial, Inc. may draw down amounts from available commitments provided that Brighthouse Intermediate Company provides a guaranty of repayment of such obligations. There were no outstanding borrowings as of April 17, 2017. On December 2, 2016, Brighthouse Financial, Inc. also entered into a $2.0 billion five-year senior unsecured revolving credit facility with a bank syndicate. Borrowings and letters of credit under the revolving credit agreement may be used for general corporate purposes, including to pay a portion for the distribution to be made by Brighthouse Financial, Inc. to MetLife, Inc. in connection with the separation. Borrowings and issuances of letters of credit may commence after completion of the distribution, and shortly prior to the distribution if certain conditions are satisfied. Both the term loan agreement and the revolving credit facility contain certain administrative, reporting, legal and financial covenants, including requirements to maintain a specified minimum consolidated net worth and to maintain a ratio of indebtedness to total capitalization not in excess of a specified percentage, and limitations on the dollar amount of indebtedness that may be incurred by our subsidiaries, which could restrict our operations and use of funds.

Brighthouse Financial, Inc. may also offer debt securities prior to or shortly after the separation and distribution. We have not yet finalized all of the types of financing we may incur. Such financings may include the issuance of debt securities in one or more registered offerings or private placements, the issuance of preferred stock or common stock by Brighthouse Financial, Inc., and the issuance of preferred stock by Brighthouse Intermediate Company. See “Formation of Brighthouse and the Restructuring — Formation of Brighthouse — Preferred Stock Issuances” for further information. Furthermore, we have not yet finalized when we expect to complete all of the financing and incur all of the expected debt in accordance with the separation and the distribution. It is anticipated that a significant portion of the pre-separation financing proceeds would be distributed to MetLife, Inc. prior to the distribution.

See also “— The Company — Capital” for a discussion of how we manage our capital for the combined group of companies.

Following the distribution, we do not currently anticipate declaring or paying regular cash dividends on our common stock in the near term. In addition, the declaration of any future cash dividends and, if declared by our board of directors, the amount of any such dividends or other distributions of capital, will be subject to our financial condition, results of operations, future prospects, cash and capital requirements, financial covenants and other contractual restrictions.

The Company

Sources and Uses of Liquidity and Capital

Our principal sources of liquidity are insurance premiums and annuity considerations, net investment income and proceeds from the maturity and sale of investments. Historically, we have also sourced liquidity from debt issuances and borrowing facilities, capital contributions from our parent, MetLife, Inc. and securities lending. The primary uses of these funds are investing activities, payments of policyholder benefits, commissions and operating expenses, and contract maturities, withdrawals and surrenders.

Summary of the Historical Primary Sources and Uses of Liquidity and Capital

The following table presents a summary of the historical primary sources and uses of liquidity and capital as of:

	Years Ended December 31,
	2016	2015	2014
Sources:
Operating activities, net	$3,736	$4,631	$5,361
Investing activities, net	4,674	—	—
Changes in payables for collateral under securities loaned and other transactions, net	—	3,126	710
Long-term debt issued (1)	—	175	—
Cash received from MetLife in connection with shareholder’s net investment	1,833	406	476

Total sources	10,243	8,338	6,547
Uses:
Investing activities, net	—	7,042	467
Changes in policyholder account balances, net	1,667	225	2,335
Changes in payables for collateral under securities loaned and other transactions, net	3,247	—	—
Long-term debt repaid (1)	26	235	1,379
Financing element on certain derivative instruments	1,011	96	413
Cash paid to MetLife in connection with shareholder’s net investment (2)	634	771	1,727
Effect of change in foreign currency exchange rates on cash and cash equivalents	—	2	45

Total uses	6,585	8,371	6,366

Net increase (decrease) in cash and cash equivalents	$3,658	$(33)	$181

(1)	Long-term debt repaid includes $24 million, $87 million and $1.3 billion for the years ended December 31, 2016, 2015 and 2014, respectively, of reductions on long-term debt of CSEs for which offsetting amounts are included within investing activities, net, related to corresponding reductions in the associated invested assets of these CSEs. Total repayments of long-term debt and total redemptions of the associated invested assets of these CSEs do not affect the liquidity and capital of the Company. We consolidate CSEs that are structured as CMBS. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company liable for any principal or interest shortfalls should any arise. Our exposure was limited to that of its remaining investment in these entities of $95 million and $105 million at estimated fair value as of December 31, 2016 and 2015 , respectively. See Note 7 of the notes to the combined financial statements for more information regarding CSEs. Long-term debt issued and long-term debt repaid includes $175 million and $147 million, respectively, for the year ended December 31, 2015 relating to investment joint ventures consolidated and deconsolidated in 2015.
(2)	See “— Capital — Restrictions on Dividends and Returns of Capital from Insurance Company Subsidiaries” for further information on historical dividends paid to the entities’ parent company in the MetLife group of companies.

Cash Flows from Operations. The principal cash inflows from our insurance activities come from insurance premiums, net investment income and annuity considerations. The principal cash outflows relate to life insurance and annuity products and operating expenses, as well as interest expense.

Cash Flows from Investments. The principal cash inflows from our investment activities come from repayments of principal, proceeds from maturities and sales of investments and settlements of freestanding derivatives. The principal cash outflows relate to purchases of investments and settlements of freestanding derivatives. We typically have a net cash outflow from investing activities because cash inflows from insurance operations are reinvested in accordance with our ALM discipline to fund insurance liabilities.

Cash Flows from Financing:

Parent Company. The principal cash inflows from parent company and Brighthouse Intermediate Company financing activities will be proceeds from the term loan agreement and revolving credit facility and any subsequently issued debt securities, private placements, preferred stock, common stock or any additional bank loans. The principal cash outflows from parent company financing activities will be from repayments of debt, dividends on and repurchases of common or preferred stock and capital contributions to subsidiaries.

The Company. The principal cash inflows from our financing activities come from deposits of funds associated with the Federal Home Loan Bank (the “FHLB”) funding agreements reported within policyholder account balances, lending of securities, capital contributions from the parent company and issuances of affiliated debt. The principal cash outflows come from withdrawals associated with FHLB funding agreements reported within policyholder account balances, the return of securities on loan, repayments of affiliated debt or unaffiliated surplus notes and dividends paid and other changes in the shareholder’s net investment.

Liquidity

Liquidity Management

Based upon our capitalization, expectations regarding maintaining our ratings, business mix and funding sources available to us, we believe we have sufficient liquidity to meet business requirements under current market conditions and certain stress scenarios. We continuously monitor and adjust our liquidity and capital plans in light of market conditions, as well as changing needs and opportunities.

Historically, MetLife has provided financing, cash management and other services to manage our capital and liquidity. Following the separation, our Treasury Department, led by the Treasurer, will be responsible for this process. Immediately following the separation, MetLife will continue to provide cash management and other treasury services through the Transition Services Agreement. In the longer term, such services will be performed by our Treasury Department.

After the separation, we expect to maintain separate financing functions including the management of term loans, revolving credit facilities, senior debt securities and equity securities.

We determine our liquidity needs based on a rolling 12-month forecast by portfolio of invested assets which we monitor daily. We adjust the general account asset and derivatives mix and general account asset maturities based on this rolling 12-month forecast. To support this forecast, we conduct cash flow and stress testing, which include various scenarios of the potential increase to post or return collateral, reduction to new business sales, and risk of early contract holder and policyholder withdrawals, and lapses and surrenders of existing policies and contracts. We include provisions limiting withdrawal rights on many of our products. Certain of these provisions prevent the customer from making withdrawals prior to the maturity date of the product. In the event of significant cash requirements beyond anticipated liquidity needs, we have various alternatives available depending on market conditions and the amount and timing of the liquidity need. These available alternatives include cash flows from operations, sales of liquid assets, collateralized borrowing arrangements, such as from the FHLB, and following the separation, any undrawn capacity under the revolving credit facility will be a potential source of liquidity.

Short-term Liquidity and Liquid Assets

An integral part of our liquidity management includes managing our combined level of short-term liquidity and combined level of liquid assets. Short-term liquidity was $5.0 billion and $1.7 billion as of December 31, 2016 and December 31, 2015, respectively. Liquid assets was $31.7 billion and $30.4 billion as of December 31, 2016 and December 31, 2015, respectively.

Following the separation, additional short-term liquidity and liquid assets are expected to be available from amounts initially drawn upon prior to the separation under the term loan agreement and the revolving credit facility. In addition, any undrawn capacity under the revolving credit facility will be a potential source of liquidity.

Short-term liquidity includes cash, cash equivalents and short-term investments, excluding assets that are pledged or otherwise committed. Liquid assets include cash, cash equivalents, short-term investments and publicly-traded securities, excluding assets that are pledged or otherwise committed. Assets pledged or otherwise committed include those in connection with securities lending, derivatives, regulatory deposits and custodial accounts, the collateral financing arrangement and funding agreements.

Capital

We manage our capital position to maintain our financial strength and credit ratings. Following the separation, our capital position will be supported by our ability to generate cash flows within our insurance companies, our ability to effectively manage the risk of our businesses and our expected ability to borrow funds, and raise additional capital to meet operating and growth needs in the event of adverse market and economic conditions.

Capital Management

Our Board and senior management will be directly involved in the development and maintenance of our capital policy. The capital policy will set forth, among other things, minimum and target capital levels and the governance of the capital management process. All capital actions, including proposed changes to the annual capital plan, capital targets or capital policy, will be approved by the Board. In connection with the separation, we will be undertaking various capitalization activities. See “Recapitalization.” Following the separation, we are targeting a debt-to-total capitalization ratio commensurate with our parent company credit ratings and our insurance company subsidiaries’ financial strength ratings.

Statutory Capital

Our insurance companies have statutory surplus above the level needed to meet current regulatory requirements.

RBC requirements are used as minimum capital requirements by the NAIC and the state insurance departments to identify companies that merit regulatory action. RBC is based on a formula calculated by applying factors to various asset, premium, claim, expense and statutory reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk, market risk and business risk and is calculated on an annual basis. The formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. These rules apply to our insurance company subsidiaries. State insurance laws provide insurance regulators the authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not meet or exceed certain RBC levels. At the date of the most recent annual statutory financial statements filed with insurance regulators, the total adjusted capital of each of these insurance company subsidiaries subject to these requirements was in excess of each of those RBC levels.

Restrictions on Dividends and Returns of Capital from Insurance Company Subsidiaries

Our business is primarily conducted through our insurance company subsidiaries. The insurance company subsidiaries are subject to regulatory restrictions on the payment of dividends and other distributions imposed by the regulators of their respective state domiciles. For example, the insurance statutes of Delaware and Massachusetts require an insurance company to pay a dividend or distribution out of earned surplus (generally defined as “unassigned funds (surplus),” subject to possible adjustments), unless it receives the prior approval of its domiciliary state insurance regulator. The insurance statutes of New York were amended, effective for dividends paid in 2016 and thereafter, to permit payment of ordinary dividends without regulatory approval based on one of two standards. One standard allows a domestic stock life insurer to pay an ordinary dividend out of earned surplus. The second standard allows an insurer to pay an ordinary dividend out of other than earned surplus if such insurer does not have sufficient positive earned surplus to pay an ordinary dividend. Furthermore, dividends in excess of prescribed limits, based on the prior year’s earnings and surplus of the insurance company, established by the applicable state regulations are considered to be extraordinary transactions and require explicit approval from the applicable regulator. See Note 13 of the notes to the combined financial statements. See “Regulation.”

Any requested payment of dividends by Brighthouse Insurance to Brighthouse Financial, Inc. in excess of the 2017 limit on the permitted payment of dividends without approval would be considered an extraordinary dividend and would require prior approval from the Delaware Insurance Department. See “Recapitalization.” Statutory accounting practices, as prescribed by insurance regulators of various states in which we conduct business, differ in certain respects from accounting principles used in financial statements prepared in conformity with GAAP. The significant differences relate to the treatment of DAC, certain deferred income tax, required investment liabilities, statutory reserve calculation assumptions, goodwill and surplus notes. See “Regulation.”

The table below sets forth the dividends permitted to be paid by our insurance subsidiaries without insurance regulatory approval and the respective dividends paid to the entities’ parent company in the MetLife group of companies. After separation, dividends from insurance company subsidiaries would be paid to Brighthouse Financial, Inc. or the immediate parent of the applicable insurance company subsidiary.

	2017	2016			2015			2014
Company	Permitted without Approval (1)	Paid (2)		Permitted without Approval (3)	Paid (2)		Permitted without Approval (3)	Paid (2)		Permitted without Approval (3)
	(In millions)
Brighthouse Life Insurance Company (4)	$473	$261		$586	$500		$3,056	$155		$1,133
New England Life Insurance Company	$106	$295	(5)	$156	$199	(5)	$199	$227	(5)	$102
Brighthouse Life Insurance Company of NY	$—	$—		$16	$—		$10	$—		$—

(1)	Reflects dividend amounts that may be paid during 2017 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over rolling 12-month periods, if paid before a specified date during 2017, some or all of such dividends may require regulatory approval.
(2)	Reflects all amounts paid, including those requiring regulatory approval.
(3)	Reflects dividend amounts that could have been paid during the relevant year without prior regulatory approval.
(4)	In August 2014, MICC, a wholly owned subsidiary of MetLife, Inc., redeemed for $1.4 billion and retired 4,595,317 shares of its common stock owned by MetLife Investors Group, LLC (“MLIG”). Following the redemption, in August 2014, MLIG paid a dividend of $1.4 billion to MetLife, Inc. In November 2014, MICC, re-domesticated from Connecticut to Delaware, changed its name to MetLife USA and merged with its subsidiary, MLI-USA, and its affiliate, MLIIC, each a U.S. insurance company that issued variable annuity products in addition to other products, and Exeter, a former offshore reinsurance subsidiary of MetLife, Inc. and affiliate of MICC that mainly reinsured guarantees associated with variable annuity products. The surviving entity of this merger was MetLife USA. In 2014, Exeter paid dividends of $155 million on its preferred stock and MetLife USA did not pay dividends. The dividends permitted without approval in 2014 of MetLife USA as shown in the table have been increased by $120 million for amounts attributable to MLIIC, which was merged into MetLife USA, now Brighthouse Insurance, in 2014.
(5)	Dividends paid by NELICO in 2016, including a $295 million extraordinary cash dividend, were paid to its new parent, MetLife, Inc. Dividends paid by NELICO in 2015 and 2014 were paid to its former parent, Metropolitan Life Insurance Company. During December 2014, NELICO distributed shares of its former subsidiary to Metropolitan Life Insurance Company as an extraordinary in-kind dividend of $113 million, as calculated on a statutory basis, and also paid an extraordinary cash dividend in the amount of $114 million.

In addition to the amounts presented above, Brighthouse Advisers made cash payments to certain MetLife affiliates related to a profit sharing agreement of $78 million, $72 million and $67 million, for the years ended December 31, 2016, 2015 and 2014, respectively. See Note 13 to the notes to the combined financial statements.

There were no additional cash dividends or returns of capital paid by our subsidiaries for the years ended December 31, 2016, 2015 and 2014.

Rating Agencies

In connection with the separation, distribution and recapitalization activities, rating agencies have updated the insurer financial strength ratings of our insurance company subsidiaries and are expected to assign issuer credit ratings to our parent company, Brighthouse Financial, Inc. Financial strength ratings represent the opinion of rating agencies regarding the ability of an insurance company to pay obligations under insurance policies and contracts in accordance with their terms. Credit ratings indicate the rating agency’s opinion regarding a debt issuer’s ability to meet the terms of debt obligations in a timely manner. They are important factors in our overall funding profile and ability to access certain types of liquidity and capital. The level and composition of regulatory capital at the subsidiary level and our equity capital are among the many factors considered in determining our insurer financial strength ratings and credit ratings. Each agency has its own capital adequacy evaluation methodology, and assessments are generally based on a combination of factors. Rating agencies may increase the frequency and scope of their credit reviews, may request additional information from the companies that they rate and may adjust upward the capital and other requirements employed in the rating agency models for maintenance of certain ratings levels. See “Risk Factors — Risks Related to our Business — A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and materially adversely affect our financial condition and results of operations.”

Rating agencies use an “outlook statement” of “positive,” “stable,” ‘‘negative’’ or “developing” to indicate a medium- or long-term trend in credit fundamentals which, if continued, may lead to a rating change. A rating may have a “stable” outlook to indicate that the rating is not expected to change; however, a “stable” rating does not preclude a rating agency from changing a rating at any time, without notice. Certain rating agencies assign rating modifiers such as “CreditWatch” or “under review” to indicate their opinion regarding the potential direction of a rating. These ratings modifiers are generally assigned in connection with certain events such as potential mergers, acquisitions, dispositions or material changes in a company’s results, in order for the rating agency to perform its analysis to fully determine the rating implications of the event.

The following insurer financial strength ratings represent each rating agency’s opinion of our principal insurance subsidiaries’ ability to pay obligations under insurance policies and contracts in accordance with their terms and are not evaluations directed toward the protection of investors in our securities. Insurer financial strength ratings are not statements of fact nor are they recommendations to purchase, hold or sell any security, contract or policy. Each rating should be evaluated independently of any other rating.

Our insurer financial strength ratings at the date of this information statement are indicated in the following table.

Ratings Structure	A.M. Best	Fitch	Moody’s	S&P
	“A++ (superior)” to “S (suspended)”	“AAA (exceptionally strong)” to “C (distressed)”	“Aaa (highest quality)” to “C (lowest rated)”	“AAA (extremely strong)” to “SD (Selective Default)” or “D (Default)”
Brighthouse Life Insurance Company (Insurer Financial Strength)	A(1)	A+(1)	A3(1)	A+(2)
	3rd of 16	5th of 19	7th of 21	5th of 22
New England Life Insurance Company (Insurer Financial Strength)	A(1)	A+(1)	A3(1)	A+(2)
	3rd of 16	5th of 19	7th of 21	5th of 22
Brighthouse Life Insurance Company of NY (Insurer Financial Strength)	A(1)	NR	NR	A+(2)
	3rd of 16			5th of 22

(1)	Stable outlook.
(2)	Negative outlook.

Our long-term issuer credit ratings at the date of this information statement are indicated in the following table.

Ratings Structure	Fitch	Moody’s	S&P
	“AAA (highest rating)” to “D (default)”	“Aaa (highest quality)” to “C (lowest rated)”	“AAA (extremely strong)” to “SD (Selective Default)” or “D (Default)”
Brighthouse Financial, Inc. (Long-term Issuer Credit)	A-(1)	Baa3(2)	BBB+(3)

Brighthouse Holdings, LLC (Long-term Issuer Credit)	A-(1)	Baa3(2)	BBB+(3)

(1)	On February 28, 2017, Fitch announced that it expects to assign this rating with a stable outlook.
(2)	Stable outlook.
(3)	On March 2, 2017, S&P assigned this preliminary rating with a negative outlook.

Additional information about financial strength ratings and issuer credit ratings can be found on the respective websites of the rating agencies.

Rating agencies may continue to review and adjust our ratings, including in connection with the proposed separation. See Note 8 of the notes to the combined financial statements for further details on the proposed separation and “Risk Factors — Risks Related to our Business — A downgrade or a potential downgrade in our financial strength or credit ratings could result in a loss of business and materially adversely affect our financial condition and results of operations” for an in-depth description of the impact of a ratings downgrade.

Rating Agency Actions

In response to the initial filing of the registration statement on Form 10, in which this information statement forms a part, on October 5, 2016, the following rating agencies announced the following rating actions.

•	On October 5, 2016, Moody’s downgraded the insurance financial strength ratings of MetLife USA, now Brighthouse Insurance and NELICO from “Aa3” to “A3.” The ratings outlook was revised to stable from negative. Moody’s does not currently rate Brighthouse Insurance NY.

•	On October 5, 2016, S&P Global Ratings affirmed its “A+” insurance financial strength ratings on MetLife USA, now Brighthouse Insurance, NELICO and FMLI, now Brighthouse Insurance NY. The ratings outlook remains negative.

•	On October 6, 2016, Fitch Ratings downgraded the insurance financial strength ratings of MetLife USA, now Brighthouse Insurance and NELICO from “AA-” to “A+.” The ratings outlook was revised to stable from negative. Fitch Ratings does not currently rate Brighthouse Insurance NY.

•	On October 7, 2016, A.M. Best downgraded the insurance financial strength ratings of MetLife USA, now Brighthouse Insurance, NELICO and FMLI, now Brighthouse Insurance NY from “A+” to “A.” The ratings outlook was revised to stable from negative.

Downgrades in the insurer financial strength ratings of our life insurance and annuity companies could have a material adverse effect on our financial condition, results of operations and liquidity in many ways, including:

•	reducing new sales of insurance products and annuity products;

•	adversely affecting our relationships with independent sales intermediaries;

•	increasing the number or amount of policy surrenders and withdrawals by contract holders and policyholders;

•	requiring us to reduce prices for many of our products and services to remain competitive;

•	providing termination rights for the benefit of our derivative instrument counterparties;

•	triggering termination and recapture rights under certain of our ceded reinsurance agreements;

•	adversely affecting our ability to obtain reinsurance at reasonable prices, if at all; and

•	subjecting us to potentially increased regulatory scrutiny.

In addition to the financial strength ratings of our insurance subsidiaries, the following rating agencies announced the following credit rating actions:

•	On March 2, 2017, Moody’s assigned a “Baa3” long-term issuer rating to Brighthouse Financial, Inc. and Brighthouse Intermediate Company with a stable outlook.

•	On March 2, 2017, S&P Global Ratings assigned its preliminary “BBB+” long-term counterparty credit rating to Brighthouse Financial, Inc. and Brighthouse Intermediate Company with a negative outlook.

•	On February 28, 2017, Fitch Ratings announced that it expects to assign issuer default ratings of “A-” to Brighthouse Financial, Inc. and Brighthouse Intermediate Company with a stable outlook.

A downgrade in the credit ratings of Brighthouse Financial, Inc., the parent company, would likely impact us in many ways, including the cost and availability of financing for Brighthouse Financial, Inc., and its subsidiaries.

Affiliated Reinsurance Companies Transactions

MetLife formed certain affiliated reinsurance companies to efficiently manage its capital and risk exposures. These subsidiaries support various operations, including the operations that will become Brighthouse. These entities were formed individually over a period of several years. We intend to continue the use of affiliated reinsurance arrangements and related reserve financing. As part of the restructuring, MetLife’s existing affiliated reinsurance subsidiaries that support the business interests of Brighthouse will become a part of Brighthouse. Simultaneously with the affiliated reinsurance company restructuring, the existing reserve financing arrangements of the affected affiliated reinsurance company will be terminated and replaced with a single financing arrangement supported by a pool of highly rated third-party reinsurers, which we anticipate will be at a lower cost than the existing financing arrangements. See “Formation of Brighthouse and the Restructuring” for further information.

Brighthouse Insurance and NELICO currently cede a portion of their term and universal life insurance risk subject to XXX/AXXX reserve standards to the affiliated reinsurers (the “affiliated reinsurance companies”) listed below:

•	MetLife Reinsurance Company of Delaware — Cell 1 (“MRD Cell 1”);

•	MetLife Reinsurance Company of Delaware — Cell 2 (“MRD Cell 2”);

•	MetLife Reinsurance Company of Vermont — Cell 2 (“MRV Cell 2”); and

•	MetLife Reinsurance Company of South Carolina (“MRSC”).

The affiliated reinsurance companies reinsure different tranches of life insurance risk written by Brighthouse Insurance and NELICO spanning from 2003 to 2015 under either quota share or secondary guarantee rider-only reinsurance agreements. In connection with the separation, MetLife intends to combine the assets and liabilities of these four affiliated reinsurance companies through a sequence of conversions, novations and/or mergers into BRCD. Aggregation of the affiliated reinsurance companies will increase operating efficiency and will provide greater asset-liability matching by, among other things, allowing the establishment of an interest rate hedging program.

The existing underlying reinsurance agreements will require several modifications. The co-funds withheld agreements related to MRD Cells 1 and 2, as well as MRV Cell 2 define premiums and benefit reimbursements as net of other reinsurance, which includes internal yearly renewable term reinsurance ceded from NELICO and Brighthouse Insurance to MLIC for net amounts at risk between the direct writer’s retention and amounts ceded to third party reinsurers. MetLife intends to terminate these internal reinsurance agreements with MLIC in conjunction with the mergers of the affiliated reinsurance companies with and into BRCD. The reinsurance agreement for MRD Cell 2 will be amended to include certain term business subject to XXX reserve standards written by Brighthouse Insurance in 2016 and to include a funds withheld account to hold the derivatives portfolio that currently supports the business that will be ceded from Brighthouse Insurance to BRCD following the mergers of the affiliated reinsurance companies with and into BRCD. MRSC and MRV Cell 2 reinsurance agreements will no longer have collateral requirements for Brighthouse Insurance business since both reinsurer and cedant will be domiciled in Delaware, which obviates the need for collateral.

In connection with our reinsurance subsidiary restructuring, we have been granted approval from the Delaware Insurance Department to pay a dividend from our new affiliated reinsurance company, named Brighthouse Reinsurance Company of Delaware, to its parent, Brighthouse Insurance. The dividend will consist of (i) $535 million in cash and (ii) two surplus notes with an aggregate principal balance payable at maturity of $365 million. All payments of principal and interest on these surplus notes would be subject to the prior approval of the Delaware Insurance Department. In addition, any requested payment of dividends by Brighthouse Insurance to Brighthouse Financial, Inc. in excess of its 2017 ordinary dividend capacity would be considered an extraordinary dividend subject to prior approval by the Delaware Insurance Department. BRCD could only make distributions of capital to Brighthouse Insurance over time and subject to the approval of the Delaware Insurance Department. See — Capital — Restrictions on Dividends and Returns of Capital from Insurance Company Subsidiaries.”

There are several reserve financing facilities in place which support the business in the affiliated reinsurance companies. MetLife intends to terminate all associated existing excess reserve financing arrangements and replace them with a single program supported by a pool of highly rated third-party reinsurers.

BRCD will be capitalized with cash and invested assets, including funds withheld, (“Minimum Initial Target Assets”), at a level that is sufficient to satisfy all of its future cash obligations assuming a permanent level yield curve, consistent with NAIC cash flow testing scenarios. BRCD will utilize the new financing program to cover the difference between full required statutory assets (i.e., XXX/AXXX reserves plus target RBC) and Minimum Initial Target Assets. An admitted deferred tax asset, if any, would also serve to reduce the amount of funding required under the new financing program. Assuming the reinsurance subsidiary restructuring and the new reinsurance financing had occurred as of December 31, 2016, BRCD would have had statutory reserves of $17.4 billion financed primarily with cash and invested assets of $6.8 billion, funds withheld assets of $3.6 billion and an admitted asset from the new financing of $7.8 billion as of such date.

See “Formation of Brighthouse and the Restructuring” and “Recapitalization” for a discussion of the new reserve financing arrangements.

Historical Primary Sources of Liquidity and Capital

Liquidity historically has been provided by a variety of funding sources, including funding agreements. In addition, as a potential source of liquidity for itself and its affiliates, MetLife, Inc. maintains an unsecured credit facility. Capital historically has been provided by a variety of funding sources, including unaffiliated long-term debt, affiliated surplus notes and reserve financing facilities including affiliated surplus notes debt and a collateral financing arrangement. The diversity of our historical funding sources enhanced our funding flexibility, limited dependence on any one market or source of funds and generally lowered the cost of funds.

After the separation, we do not expect to continue all of these funding sources described below, however we expect to have availability under our revolving credit facility, which will be a potential source of liquidity, as well as the capacity to secure debt and equity financing.

Our primary historic funding sources include:

Federal Home Loan Bank Funding Agreements, Reported in Policyholder Account Balances

Brighthouse Insurance is a member of the FHLB of Pittsburgh and has obligations outstanding with certain regional banks in the FHLB system. During the years ended December 31, 2016, 2015 and 2014, we issued $4.7 billion, $4.1 billion and $3.8 billion, respectively, and repaid $5.9 billion, $3.3 billion and $3.8 billion, respectively, under funding agreements with certain regional FHLBs. As of December 31, 2016 and 2015, total obligations outstanding under these funding agreements were $645 million and $1.9 billion, respectively. See Note 4 of the notes to the combined financial statements. Activity related to these funding agreements is reported in the Run-off segment.

We intend to maintain a funding agreement program with the FHLB to support our liquidity needs; whereas historically this program was used in the spread-based business.

Special Purpose Entity Funding Agreements, Reported in Policyholder Account Balances

Brighthouse Insurance issued fixed and floating rate funding agreements which are denominated in either U.S. dollars or foreign currencies, to certain special purpose entities that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2016, 2015 and 2014, we issued $1.4 billion, $13.0 billion and $12.2 billion, respectively, and repaid $3.4 billion, $14.4 billion and $13.9 billion, respectively, under such funding agreements. As of December 31, 2016 and 2015, total obligations outstanding under these funding agreements were $127 million and $2.2 billion, respectively. A funding agreement issued by Brighthouse Insurance to secure commercial paper will be terminated as all outstanding commercial paper secured by that funding agreement matured in July 2016. See Note 4 of the notes to the combined financial statements. Activity related to these funding agreements is reported in the Run-off segment.

Following the separation, we do not intend to maintain this funding agreement program to support our liquidity needs.

Federal Agricultural Mortgage Corporation Funding Agreements, Reported in Policyholder Account Balances

Brighthouse Insurance issued funding agreements to a subsidiary of the Federal Agricultural Mortgage Corporation. The obligations under all such funding agreements are secured by a pledge of certain eligible agricultural real estate mortgage loans. During each of the years ended December 31, 2016, 2015 and 2014, there were no issuances and we repaid $0, $200 million and $0, respectively, under such funding agreements. As of December 31, 2016 and 2015, there were no obligations outstanding under these funding agreements. See Note 4 of the notes to the combined financial statements. Activities related to these funding agreements are reported in the Run-off segment.

Following the separation, we do not intend to maintain this funding agreement program to support our liquidity needs.

Credit and Committed Facilities

In connection with the separation, we have entered into a term loan agreement and a revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and

Capital Resources — Parent Company — Capital.” Historically, we have had access to an unsecured credit facility and certain committed facilities available to MetLife, Inc. for the benefit of the companies of Brighthouse Financial, Inc., MetLife, Inc. and certain other subsidiaries of MetLife, Inc. We do not expect to have access to these MetLife credit and committed facilities following the separation.

See Note 11 of the notes to the combined financial statements for further information about the historical MetLife credit and committed facilities.

Outstanding Debt and Collateral Financing Arrangement

The following table summarizes our outstanding debt and collateral financing arrangement liability as of:

	December 31,
	2016	2015
	(In millions)
Surplus notes - affiliated (excluding reserve financing surplus notes - affiliated) (1)	$750	$750
Reserve financing surplus notes - affiliated (1)	$1,100	$1,100
Long-term debt (2), (3)	$37	$38
Collateral financing arrangement (1)	$2,797	$2,797

(1)	See further information below.
(2)	Excludes $23 million and $48 million as of December 31, 2016 and 2015, respectively, of long-term debt relating to CSEs — FVO. See Note 7 of the notes to the combined financial statements. For more information regarding long-term debt, see Note 11 of the notes to the combined financial statements.
(3)	Represents non-recourse debt for which creditors have no access, subject to customary exceptions, to the general assets of the Company other than recourse to certain investment companies.

Surplus Notes - Affiliated (Excluding Reserve Financing Surplus Notes - Affiliated)

In 2008, Brighthouse Insurance issued $750 million aggregate principal amount, 8.595% surplus notes to an affiliated trust, MetLife Capital Trust X (the “Trust”). The Trust issued $750 million aggregate liquidation preference, 9.250% Fixed-to-Floating Rate Exchangeable Surplus Trust Securities to third-party investors. On February 10, 2017, the $750 million of 9.25% exchangeable surplus trust securities issued by the Trust were exchanged for a like amount of MetLife, Inc.’s junior subordinated debt securities. As a result of the exchange, MetLife, Inc. became the sole beneficial owner of the Trust, a special purpose entity which issued the exchangeable surplus trust securities to investors. On March 23, 2017, MetLife, Inc. dissolved the Trust and became the direct holder of $750 million 8.595% surplus notes previously held by the Trust, that were issued by Brighthouse Insurance. MetLife, Inc. has stated that, prior to the separation, it intends to forgive Brighthouse Insurance’s obligation to pay the principal amount of such surplus notes. See “Recapitalization” for further information.

Reserve Financing Surplus Notes - Affiliated

Certain reserves associated with business reinsured by MRD were secured with long-term financing involving the exchange of notes between MRD and MetLife, Inc. See Note 11 of the notes to the combined financial statements for further information.

MetLife intends to terminate this reserve financing arrangement and replace it and other affiliated reinsurance financing agreements with a single program supported by a pool of highly rated third-party reinsurers. See “— Affiliated Reinsurance Companies Transactions” for further information.

Collateral Financing Arrangement

In 2007, MetLife, Inc. and MRSC entered into a 30-year collateral financing arrangement with an unaffiliated financial institution that provides up to $3.5 billion of statutory reserve support for MRSC associated with reinsurance obligations under affiliated reinsurance agreements. Such statutory reserves are associated with ULSG and are required under the U.S. Valuation of Life Policies Model Regulation (commonly referred to as Regulation A-XXX). See Note 12 of the notes to the combined financial statements.

MetLife intends to terminate this reserve financing arrangement and replace it and other affiliated reinsurance financing arrangements with a single program supported by a pool of highly rated third-party reinsurers. See “— Affiliated Reinsurance Companies Transactions” for further information.

Debt and Facility Covenants

Certain of the Company’s debt instruments and committed facilities contain financial covenants. The Company is not aware of any non-compliance with these financial covenants as of December 31, 2016.

Both the term loan agreement and the revolving credit facility, the Brighthouse Credit Facilities, contain certain administrative, reporting, legal and financial covenants, including requirements to maintain a specified minimum consolidated net worth and to maintain a ratio of indebtedness to total capitalization not in excess of a specified percentage, and limitations on the dollar amount of indebtedness that may be incurred by our subsidiaries, which could restrict our operations and use of funds.

Dispositions

Cash proceeds from dispositions during the years ended December 31, 2016, 2015 and 2014 were $0, $0 and $702 million, respectively. See Note 3 of the notes to the combined financial statements for additional information.

Historical Liquidity and Capital Uses

In addition to the general description of liquidity and capital uses in “— Historical Primary Sources of Liquidity and Capital” and “— Contractual Obligations,” the following additional information is provided regarding our historical primary uses of liquidity and capital:

Common Stock Repurchases

In August 2014, MICC, the predecessor to MetLife USA, now Brighthouse Insurance, redeemed for $1.4 billion and retired 4,595,317 shares of its common stock owned by MLIG.

Debt Repayments

See Note 11 of the notes to the combined financial statements for further information on long-term debt, including the December 2014 Brighthouse Insurance repayment in cash at maturity of its $75 million 6.798% affiliated note.

Insurance Liabilities

Liabilities arising from our insurance activities primarily relate to benefit payments under various life insurance products, and annuity products, as well as payments for policy surrenders, withdrawals and loans. For annuity or deposit type products, surrender or lapse behavior differs somewhat by segment. In the Annuities segment, lapses and surrenders tend to occur in the normal course of business. During the years ended December 31, 2016 and 2015, general account surrenders and withdrawals from annuity products were $1.9 billion and $2.2 billion, respectively.

Pledged Collateral

We pledge collateral to, and have collateral pledged to us by, counterparties in connection with our derivatives. As of December 31, 2016 and 2015, we were obligated to return cash collateral pledged to the

Company of $749 million and $1.6 billion, respectively. December 31, 2016 and 2015, we had pledged cash collateral of $765 million and $70 million, respectively. See Note 8 of the notes to the combined financial statements for additional information about collateral pledged to us and collateral we pledge.

We pledged collateral from time to time in connection with funding agreements. See Note 4 of the notes to the combined financial statements.

Securities Lending

We participate in a securities lending program whereby securities are loaned to third parties, primarily brokerage firms and commercial banks. We obtain collateral, usually cash, from the borrower, which must be returned to the borrower when the loaned securities are returned to us. Under our securities lending program, we were liable for cash collateral under our control of $6.6 billion and $9.0 billion as of December 31, 2016 and 2015, respectively. Of these amounts, $2.1 billion and $2.6 billion as of December 31, 2016 and 2015, respectively, were on open, meaning that the related loaned security could be returned to us on the next business day requiring the immediate return of cash collateral we hold. The estimated fair value of the securities on loan related to the cash collateral on open as of December 31, 2016 was $2.1 billion, all of which were U.S. government and agency securities which, if put to us, could be immediately sold to satisfy the cash requirements to immediately return the cash collateral. See Note 7 of the notes to the combined financial statements.

Litigation

Putative or certified class action litigation and other litigation, and claims and assessments against us, in addition to those discussed elsewhere herein and those otherwise provided for in the combined financial statements, have arisen in the course of our business, including, but not limited to, in connection with our activities as an insurer, employer, investor, investment advisor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning our compliance with applicable insurance and other laws and regulations. See Note 16 of the notes to the combined financial statements.

We establish liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. For material matters where a loss is believed to be reasonably possible but not probable, no accrual is made but we disclose the nature of the contingency and an aggregate estimate of the reasonably possible range of loss in excess of amounts accrued, when such an estimate can be made. It is not possible to predict or determine the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to herein, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although in light of these considerations, it is possible that an adverse outcome in certain cases could have a material adverse effect upon our financial position, based on information currently known by us, in our opinion, the outcome of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material adverse effect on our combined net income or cash flows in particular quarterly or annual periods.

Historical Support Agreements

Historically the affiliated reinsurance companies of Brighthouse were party to various capital support commitments and guarantees with MetLife, Inc. Under these arrangements, MetLife, Inc. has historically agreed to cause each such entity to meet specified capital and surplus levels. MetLife, Inc. also guarantees the obligations of certain of its subsidiaries including certain Brighthouse entities under committed facilities with third-party banks. See Note 11 of the notes to the combined financial statements.

In connection with the separation, these support agreements in whole, or with respect to MRV, the portion applicable to MRV Cell 2, will be canceled.

Historically, MetLife, Inc. has had a net worth maintenance agreement with Brighthouse Insurance NY. Under this agreement, as amended, MetLife, Inc. has historically agreed to cause Brighthouse Insurance NY to meet specified capital and surplus levels and liquidity necessary to enable it to meet its current obligations on a timely basis. In connection with the separation, this support agreement will be terminated.

Contractual Obligations

The following table summarizes our major contractual obligations as of December 31, 2016:

	Total	One Year or Less	More than One Year to Three Years	More than Three Years to Five Years	More than Five Years
	(In millions)
Insurance liabilities	$87,310	$5,064	$5,564	$5,947	$70,735
Policyholder account balances	64,113	1,880	3,901	4,256	54,076
Payables for collateral under securities loaned and other transactions	7,390	7,390	—	—	—
Debt	8,027	175	351	352	7,149
Investment commitments	1,655	1,608	37	10	—
Other	5,727	5,615	—	—	112

Total	$174,222	$21,732	$9,853	$10,565	$132,072

Insurance Liabilities

Insurance liabilities include future policy benefits and other policy-related balances, which are reported on the combined balance sheet and are more fully described in Notes 1 and 4 of the notes to the combined financial statements. The amounts presented reflect future estimated cash payments and (i) are based on mortality, morbidity, lapse and other assumptions comparable with our experience and expectations of future payment patterns; and (ii) consider future premium receipts on current policies in-force. All estimated cash payments presented are undiscounted as to interest, net of estimated future premiums on in-force policies and gross of any reinsurance recoverable. Additionally, the more than five years category includes estimated payments due for periods extending for more than 100 years.

The sum of the estimated cash flows shown for all years of $87.3 billion exceeds the liability amounts of $36.4 billion included on the combined balance sheet principally due to (i) the time value of money, which accounts for a substantial portion of the difference; and (ii) differences in assumptions, most significantly mortality, between the date the liabilities were initially established and the current date; and are partially offset by liabilities related to accounting conventions (such as interest reserves and unearned revenue), or which are not contractually due, which are excluded.

Actual cash payments may differ significantly from the liabilities as presented in the combined balance sheet and the estimated cash payments as presented due to differences between actual experience and the assumptions used in the establishment of these liabilities and the estimation of these cash payments.

For the majority of our insurance operations, estimated contractual obligations for future policy benefits and policyholder account balances, as presented, are derived from the annual asset adequacy analysis used to develop actuarial opinions of statutory reserve adequacy for state regulatory purposes. See “— Policyholder Account Balances.”

Policyholder Account Balances

See Notes 1 and 4 of the notes to the combined financial statements for a description of the components of policyholder account balances. See “— Insurance Liabilities” regarding the source and uncertainties associated with the estimation of the contractual obligations related to future policy benefits and policyholder account balances.

Amounts presented represent the estimated cash payments undiscounted as to interest and including assumptions related to the receipt of future premiums and deposits; withdrawals, including unscheduled or partial withdrawals; policy lapses; surrender charges; annuitization; mortality; future interest credited; policy loans and other contingent events as appropriate for the respective product type. Such estimated cash payments are also presented net of estimated future premiums on policies currently in-force and gross of any reinsurance recoverable. For obligations denominated in foreign currencies, cash payments have been estimated using current spot foreign currency rates.

The sum of the estimated cash flows shown for all years of $64.1 billion exceeds the liability amount of $37.5 billion included on the combined balance sheet principally due to (i) the time value of money, which accounts for a substantial portion of the difference; (ii) differences in assumptions, between the date the liabilities were initially established and the current date; and (iii) liabilities related to accounting conventions (such as interest reserves and embedded derivatives), or which are not contractually due, which are excluded.

Payables for Collateral Under Securities Loaned and Other Transactions

We have accepted cash collateral in connection with securities lending and derivatives. As the securities lending transactions expire within the next year and the timing of the return of the derivatives collateral is uncertain, the return of the collateral has been included in the one year or less category in the table. We also held non-cash collateral, which is not reflected as a liability in the combined balance sheet of $591 million as of December 31, 2016.

Debt

Amounts presented for debt include long-term debt and a collateral financing arrangement, the total of which differs from the total of the corresponding amounts presented on the combined balance sheet due to the following: (i) the amounts presented herein do not include premiums or discounts upon issuance; (ii) the amounts presented herein include future interest on such obligations for the period from January 1, 2017 through maturity; and (iii) the amounts presented herein do not include $23 million as of December 31, 2016 of long-term debt relating to CSEs — FVO as such debt does not represent our contractual obligation. Future interest on variable rate debt was computed using prevailing rates as of December 31, 2016 and, as such, does not consider the impact of future rate movements. Future interest on fixed rate debt was computed using the stated rate on the obligations. Total debt as of December 31, 2016 included affiliated debt obligations of $4.2 billion. Pursuant to the historical collateral financing arrangement, MetLife, Inc. may be required to deliver cash or pledge collateral to the respective unaffiliated financial institutions. See Note 12 of the notes to the combined financial statements.

Investment Commitments

To enhance the return on our investment portfolio, we commit to lend funds under mortgage loans, bank credit facilities and private corporate bond investments and we commit to fund partnership investments. In the table, the timing of the funding of mortgage loans and private corporate bond investments is based on the expiration dates of the corresponding commitments. As it relates to commitments to fund partnerships and bank credit facilities, we anticipate that these amounts could be invested any time over the next five years; however, as the timing of the fulfillment of the obligation cannot be predicted, such obligations are generally presented in the one year or less category. See Note 16 of the notes to the combined financial statements and “— Off-Balance Sheet Arrangements.”

Other

Other obligations presented are principally comprised of amounts due under reinsurance agreements, payables related to securities purchased but not yet settled, accrued interest on debt obligations, estimated fair value of derivative obligations, deferred compensation arrangements, guaranty liabilities, and accruals and accounts payable due under contractual obligations, which are all reported in other liabilities on the combined balance sheet. If the timing of any of these other obligations is sufficiently uncertain, the amounts are included within the one year or less category. Items reported in other liabilities on the combined balance sheet that were excluded from the table represent accounting conventions or are not liabilities due under contractual obligations. Unrecognized tax benefits and related accrued interest totaling $64 million was excluded as the timing of payment cannot be reliably determined.

Separate account liabilities are excluded as they are fully funded by cash flows from the corresponding separate account assets and are set equal to the estimated fair value of separate account assets.

We also enter into agreements to purchase goods and services in the normal course of business; however, such amounts are excluded as these purchase obligations were not material to our combined results of operations or financial position as of December 31, 2016.

Additionally, we have agreements in place for services we conduct, generally at cost, between companies relating to insurance, reinsurance, loans and capitalization. Intercompany transactions have been eliminated in combination. Intercompany transactions among insurance companies and affiliates have been or will be approved by the appropriate insurance regulators as required.

Unaudited Pro Forma Condensed Combined Financial Statements

The unaudited pro forma condensed combined financial statements presented below give effect to (1) the recapture and commutation of certain affiliated reinsurance agreements, (2) additional borrowings necessary to satisfy regulatory, rating agency and post-separation business funding requirements and (3) certain other transactions contemplated in connection with the separation from MetLife. The unaudited pro forma condensed combined financial statements consist of the balance sheet at December 31, 2016 and the related statement of operations for the year then ended and the notes thereto. The unaudited pro forma condensed combined financial statements have been derived from, and should be read in conjunction with, the audited combined balance sheet at December 31, 2016, the audited combined statement of operations for the year ended December 31, 2016, the related notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.

The unaudited pro forma condensed combined statement of operations has been prepared as though the pro forma transactions and related adjustments occurred on January 1, 2016. The unaudited pro forma condensed combined balance sheet has been prepared as though the pro forma transactions and related adjustments occurred on December 31, 2016. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable, that reflect the expected impacts of events that are directly attributable to the related transaction agreements, and that are factually supportable and expected to have a continuing impact on us. Actual results may differ from the pro forma adjustments.

The pro forma adjustments include the following items:

•	Unwinding of Current Financing: The impact of repaying our current long-term debt and collateral financing arrangement.

Upon separation, MetLife has agreed to forgive the $750 million principal amount of 8.595% surplus notes issued in 2008 by Brighthouse Insurance to a MetLife affiliate.

Additionally, the financings associated with our affiliated reinsurance companies will be unwound prior to their merger into BRCD. MRD will repay its surplus note obligations of $1.1 billion with

MetLife that are supported by MetLife loan assets of similar value held by MRD. MRSC will unwind its collateral funding arrangement obligation of $2.8 billion by surrendering the specific invested assets, held in trust, that support the arrangement. As part of unwinding the collateral financing arrangement, trust assets in excess of MRSC’s obligation will support the early termination payment due to an unaffiliated financial institution as well as the distributions we expect to pay to MetLife prior to separation.

•	Prospective Financing Transactions: The establishment of and costs relating to our anticipated borrowings in conjunction with our post-separation liquidity needs to meet ongoing post-separation business operations funding, rating agency and regulatory funding requirements.

We anticipate a certain amount of indebtedness to meet our on-going operating needs, as well as to partially fund a distribution to MetLife upon separation. That amount of indebtedness is estimated at $3.5 billion. We anticipate $3.0 billion will be drawn from our existing term loan facility capacity and $0.5 billion will be funded from additional externally issued debt.

The anticipated preferred stock issuances by a predecessor company of BRCD to a MetLife affiliate and by Brighthouse Intermediate Company to MetLife do not have finalized pricing details. As such the stated values of the issuances and the associated dividend rates have not been included in the unaudited pro forma condensed combined financial statements presented below.

•	Reinsurance Recapture Transactions: The impact related to recaptures and commutations of certain affiliated reinsurance agreements, as a result of our separation from MetLife.

In January 2017, we recaptured certain ceded variable annuity reinsurance agreements and commuted one assumed variable annuity reinsurance agreement between us and a MetLife affiliate, Metropolitan Life Insurance Company (“MLIC”). The net effect of the recaptures and commutation resulted in a net transfer of cash of $534 million, a reduction to reinsurance receivables of $679 million, a reduction of future policy benefits and policyholder benefits of $566 million and a reduction to reinsurance payables and deferred income tax liability of $413 million.

We expect to commute certain yearly renewable term (YRT) reinsurance of ordinary and universal life contracts currently reinsured with MLIC. The net effect of the commutations is expected to be a $320 million reduction in reinsurance receivables and a $105 million reduction in premiums payable. We expect the commutations of YRT will increase our premium and fee revenues while also increasing our policyholder benefits and claims incurred.

•	Legal Entity Adjustments: In the second quarter of 2017, a MetLife affiliate purchased certain capitalized software and equipment assets from Brighthouse for their approximate book value of $99 million. Additionally, MLIC purchased the interest held by Brighthouse Insurance in a China joint venture, ML China, for approximately $286 million. Since these assets were not included in the historical audited combined financial statements, the asset purchases are reflected as capital transactions. Prior to the separation, the current profit sharing arrangement between Brighthouse Advisers and certain MetLife affiliates will be restructured to a service contract. With this contractual change, the investment management fees distributed to certain MetLife affiliates and historically reported as equity transactions will be reported as other operating expenses.

•

Distributions to MetLife, Inc.: In connection with the separation and restructuring, we expect to distribute assets to MetLife, Inc. in the range of $3.3 billion to $3.8 billion of which a dividend of $295 million was paid to MetLife, Inc. in the fourth quarter of 2016. For purposes of the unaudited pro forma condensed combined balance sheet we assume additional remittances will be made to MetLife totalling approximately $3.1 billion which will include (1) a distribution of approximately $0.6 billion from one of our affiliated reinsurance companies prior to the merger of the affiliate reinsurance companies into

BRCD, (2) a portion of the settlement amounts related to the recapture and commutation of our variable annuity reinsurance agreements with MLIC, and (3) a cash dividend that may be partially funded by the proceeds of $3.5 billion in borrowings.

MetLife currently provides portions of certain corporate functions on our behalf. As a stand-alone public company, and as a direct result of our separation from MetLife, we will incrementally incur expenses in respect of these functions. Primarily during the three years beginning January 1, 2017, MetLife will provide certain of these services to us on a transitional basis until such time as we can create all the necessary stand-alone functions. Conversely, we have historically incurred expenses in the form of corporate allocations from MetLife for the corporate functions they currently provide to us that will not recur after the distribution. The net increase in expenses associated with replacing these functions and establishing our own infrastructure related thereto are not determinable at this time and have not been reflected in the unaudited pro forma condensed combined financial statements presented below.

The unaudited pro forma condensed combined financial statements are provided for illustrative and informational purposes only. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the financial results that would have been obtained had the reinsurance, financing, dividends to MetLife and other transactions occurred on and as of the dates referenced above and should not be viewed as indicative of the results of operations or financial position of the Company in future periods.

Unaudited Pro Forma Condensed Combined Balance Sheet:

	Historical	Pro Forma Adjustments										Pro Forma
	As of December 31, 2016	Unwinding of Current Financing		Prospective Financing Transactions		Reinsurance Recapture Transactions		Legal Entity Adjustments		Distributions to MetLife		As of December 31, 2016
	(In millions)
Assets
Total investments	$80,632	$(3,947	) (A)	$—		$—		$—		$—		$76,685
Cash	5,228	—		3,500	(E)	(534	) (F)	385	(K)	(3,005	) (L)	5,574
Other assets	23,027	—		—		(994	) (G)	—		—		22,033
Separate account assets	113,043	—		—		—		—		—		113,043

Total Assets	$221,930	$(3,947)		$3,500		$(1,528)		$385		$(3,005)		$217,335

Liabilities
Future policy benefits	$33,372	$—		$—		$(106	) (H)	$—		$—		$33,266
Policyholder benefits	37,526	—		—		(460	) (H)	—		—		37,066
Payables for collateral under securities loaned and other transactions	7,390	—		—		—		—		—		7,390
Debt:
Long-term debt	1,910	(1,850	) (B)	3,500	(E)	—		—		—		3,560
Collateral financing arrangement	2,797	(2,797	) (C)									—
Other liabilities	11,030	—		—		(517	) (I)	—		—		10,513
Separate account liabilities	113,043	—		—		—		—		—		113,043

Total liabilities	207,068	(4,647)		3,500		(1,083)		—		—		204,838
Total shareholder’s net investment	14,862	700	(D)	—		(445	) (J)	385	(K)	(3,005	) (L)	12,497

Total liabilities & shareholder’s net investment	$221,930	$(3,947)		$3,500		$(1,528)		$385		$(3,005)		$217,335

Unaudited Pro Forma Condensed Combined Statement of Operations:

	Historical	Pro Forma Adjustments									Pro Forma
	For the Year ended December 31, 2016	Unwinding of Current Financing		Prospective Financing Transactions		Reinsurance Recapture Transactions		Legal Entity Adjustments		Distributions to MetLife	For the Year ended December 31, 2016
	(In millions)
Revenues
Premiums	$1,222	$—		—		$300	(P)	—		$—	$1,522
UL and investment type policy fees	3,782	—		—		43	(P)	—		—	3,825
Net investment income	3,207	(114	)(M)	—		—		—		—	3,093
Other revenues	736	—		—		89	(P)	—		—	825
Net investment gains (losses)	(78)	—		—		—		—		—	(78)
Net derivative gains (losses)	(5,851)	—		—		(36	)(Q)	—		—	(5,887)

Total revenues	3,018	(114)		—		396		—			3,300

Expenses
Policyholder benefits and claims	3,903	—		—		331	(R)	—		—	4,234
Interest credited to policyholder account balances	1,165	—		—		—		—		—	1,165
Goodwill impairment and amortization of DAC	532	—		—		1		—		—	533
Other expenses	2,123	(223	)(N)	170	(O)	10	(S)	78	(T)	—	2,158

Total expenses	7,723	(223)		170		342		78			8,090

Income (loss) before provision for income tax	(4,705)	109		(170)		54		(78)		—	(4,790)
Provision for income tax expense (benefit)	(1,766)	38	(U)	(60	) (U)	19	(U)	—		—	(1,769)

Net income (loss)	$(2,939)	$71		(110)		$35		$(78)		$—	$(3,021)

Unaudited Pro Forma Earnings per Share:

	For the Year ended December 31, 2016
Net income (loss), as reported		$(2,939)

Adjustments:
Pro forma adjustments before tax		(85)
Income tax impact		(3)

Total adjustments, net of tax		(82)

Pro forma net income (loss)		$(3,021)

Weighted average shares outstanding—basic and diluted		(V)

Pro forma earnings per share—basic and diluted	$	(V)

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements

(A)	Represents a $1,090 million reduction in invested assets due to the unwinding of the affiliated loans issued by MetLife in exchange for the MRD surplus notes and a $2,857 million reduction in invested assets due to the release of trust assets related to the collateral financing arrangement entered into by MRSC.
(B)	Represents the forgiveness by MetLife of the Brighthouse Insurance $750 million principal amount of 8.595% surplus notes issued in 2008 to a MetLife affiliate and the repayment of $1,100 million in surplus notes issued by MRD to MetLife.
(C)	Represents the repayment of the collateral financing arrangement entered into by MRSC.
(D)	Represents a $700 million increase in Shareholder Net Investment due to the unwinding of the MRD surplus notes financing, the forgiveness of the Brighthouse Insurance $750 million 8.95% surplus note by MetLife and the unwinding of the collateral financing arrangement entered into by MRSC.
(E)	Represents an increase in long-term debt from the drawdown of $3.0 billion in term loan borrowings, as well as the expected issuance of $500 million in additional debt.
(F)	Represents the net reduction of $534 million of cash supporting our reinsured variable annuity business as a direct result of the reinsurance recapture and commutation transactions previously reinsured by MLIC.
(G)	Represents the net reduction of $999 million of receivables from affiliates and the reinstatement of $5 million of deferred acquisition costs relating to our variable annuity business and our ordinary and universal life business as a direct result of the reinsurance recapture and commutation transactions previously reinsured by MLIC.
(H)	Represents a reduction of $106 million in future policy benefits and a reduction of $460 million in policyholder account balances related to our variable annuity business as a direct result of the reinsurance recapture and commutation transactions previously reinsured by MLIC.
(I)	Represents the $124 million reduction of deferred income tax and $289 million in other liabilities related to our variable annuity business as well as a $105 million reduction in premiums payable related to our ordinary and universal life business as a direct result of the reinsurance recapture and commutation transactions previously reinsured by MLIC.
(J)	Represents the reduction of $445 million in shareholder net investment due to the recognition of the aggregated net loss related to the variable annuity business and the ordinary and universal life business as a direct result of the reinsurance recapture and commutation transactions previously reinsured by MLIC.
(K)	Represents a $99 million cash receipt from a MetLife affiliate, reflected as a capital transaction, for the purchase of the capitalized software and equipment and $286 million for the purchase of the China joint venture, ML China, by MLIC, as these assets have not been included in the historical combined financial statements.
(L)	Represents cash distributions to MetLife as anticipated to occur immediately prior to separation.
(M)	Represents the investment income reduction related to assets supporting the MRD surplus notes and MRSC trust assets supporting the collateral financing arrangement.
(N)	Represents the reduction in interest expense of $168 million related to the Brighthouse Insurance and MRD surplus notes and the MRSC collateral financing arrangement. Also includes a reduction in fees of $55 million related to letter of credit facilities.
(O)	Represents an increase of $170 million in interest expense assuming a 3.75% weighted average interest rate on term loan borrowings and additional externally issued debt assuming current market rates for unsecured debt commensurate with our rating profile. The impact on interest expense associated with these borrowing arrangements from a 0.125% change in interest rates is approximately $4 million for the year ended December 31, 2016.
(P)	Represents a $17 million reduction in universal life and investment type fee income and an $89 million increase in other revenues related to our variable annuity business, as well as a $300 million increase in premium revenues and a $60 million increase in universal life fee income related to our ordinary and universal life business as a direct result of the reinsurance recapture and commutation transactions reinsured by MLIC.

(Q)	Represents an increase of $36 million in net derivative losses related to our variable annuity business previously reinsured to MLIC as a direct result of the reinsurance recapture and commutation transactions.
(R)	Represents an increase of $43 million to policyholder benefits related to our variable annuity business and $288 million related to our ordinary and universal life business as a direct result of the reinsurance recapture and commutation transactions previously reinsured to MLIC.
(S)	Represents an increase of $10 million in other expenses related to our variable annuity business as a direct result of the reinsurance recapture and commutation transactions previously reinsured to MLIC.
(T)	Reflects the payment to certain MetLife affiliates of investment management fees related to variable annuity mutual fund investments for which Brighthouse Advisers provides investment advisory services to the funds on their behalf.
(U)	Reflects an income tax adjustment for the items noted in Items M through S determined at the U.S. federal statutory rate of 35%.
(V)	The calculation of pro forma basic and diluted earnings per share and average shares outstanding is based on the average number of shares of MetLife common stock outstanding for the year ended December 31, 2016 adjusted for the distribution ratio of [●] share of Brighthouse common stock for every [●] shares of MetLife common stock.

Adoption of New Accounting Pronouncements

See Note 1 of the notes to the combined financial statements.

Future Adoption of New Accounting Pronouncements

See Note 1 of the notes to the combined financial statements.

Non-GAAP and Other Financial Disclosures

In this information statement, we present certain measures of our performance that are not calculated in accordance with GAAP. We believe that these non-GAAP financial measures enhance the understanding of our performance by highlighting the results of operations and the underlying profitability drivers of our business.

The following non-GAAP financial measures should not be viewed as substitutes for the most directly comparable financial measures calculated in accordance with GAAP:

Non-GAAP financial measures:	Comparable GAAP financial measures:
(i) operating revenues	(i) revenues
(ii) operating earnings	(ii) net income (loss)
(iii) operating ROE	(iii) return on equity
(iv) operating EPS	(iv) earnings per share

See “— Results of Operations” and “Business — Description of our Segments, Products and Operations” for reconciliations of these measures to the most directly comparable historical GAAP measures. A reconciliation of these non-GAAP measures to the most directly comparable GAAP measures is not accessible on a forward-looking basis because we believe it is not possible without unreasonable efforts to provide other than a range of net investment gains and losses and net derivative gains and losses, which can fluctuate significantly within or outside the range and from period to period and may have a material impact on net income (loss).

Our definitions of the various non-GAAP and other financial measures discussed in this information statement may differ from those used by other companies. For example, as indicated below, we exclude GMIB revenues and related embedded derivatives gains (losses) as well as GMIB benefits and associated DAC and VOBA offsets from operating earnings, thereby excluding substantially all GMLB activity from operating earnings.

Operating earnings

This is a measure used by management to evaluate performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is also our GAAP measure of segment performance. Operating earnings allows analysis of our performance and facilitates comparisons to industry results.

Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

Operating revenues and operating expenses

These financial measures focus on our primary businesses principally by excluding the impact of market volatility, which could distort trends, and revenues and costs related to non-core products and divested businesses and certain entities required to be consolidated under GAAP. Also, these measures exclude results of discontinued operations and other businesses that have been or will be sold or exited by the Company and are referred to as divested businesses.

The following are excluded from total revenues in calculating operating revenues:

•	Net investment gains (losses);

•	Net derivative gains (losses) except: (i) earned income on derivatives and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment, and (ii) earned income on derivatives and amortization of premium on derivatives that are hedges of policyholder account balances but do not qualify for hedge accounting treatment;

•	Amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees (“GMIB Fees”);

•	Certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

•	Results of discontinued operations and other businesses that have been or will be sold or exited by the Company (“Divested Businesses”).

The following are excluded from total expenses in calculating operating expenses:

•	Amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets, benefits and hedging costs related to GMIBs (“GMIB Costs”) and market value adjustments associated with surrenders or terminations of contracts (“Market Value Adjustments”);

•	Amounts related to: (i) net investment gains (losses) and net derivative gains (losses), and (ii) GMIB Fees and GMIB Costs included in amortization of DAC and VOBA;

•	Recognition of certain contingent assets and liabilities that could not be recognized at acquisition or adjusted for during the measurement period under GAAP business combination accounting guidance;

•	Results of discontinued operations and Divested Businesses;

•	Amounts related to securitization entities that are VIEs consolidated under GAAP;

•	Goodwill impairment; and

•	Costs related to: (i) implementation of new insurance regulatory requirements and (ii) acquisition and integration costs.

The tax impact of the adjustments mentioned is calculated net of the U.S. or foreign statutory tax rate, which could differ from the Company’s effective tax rate.

Operating return on equity and operating earnings per share

Operating return on equity and operating earnings per share are measures used by management to evaluate the execution of our business strategy and align such strategy with our shareholders’ interests. See “— Select Financial Targets” for further discussion.

Operating return on equity is defined as total annual operating earnings on a four quarter trailing basis divided by the simple average of the most recent five quarters of total stockholders’ equity, excluding AOCI.

Operating earnings per share is defined as total annual operating earnings on a four quarter trailing basis divided by the weighted average number of fully diluted shares of common stock outstanding for the period.

Further, the table below illustrates how each component of operating earnings is calculated from the GAAP statement of operations line items:

Component of Operating Earnings	How Derived from GAAP (1)(2)

(i) Fee income

(i)     Universal life and investment-type policy fees (excluding (a) unearned revenue adjustments related to net investment gains (losses) and net derivative gains (losses) and (b) GMIB fees) plus Other revenues (excluding other revenues related to affiliated reinsurance) and amortization of deferred gain on reinsurance.

(ii) Net investment spread

(ii)   Net investment income (excluding securitization entities income) plus investment hedge adjustments and interest received on ceded fixed annuity reinsurance deposit funds reduced by Interest credited to policyholder account balances and interest on future policy benefits.

(iii) Insurance-related activities

(iii)  Premiums less Policyholder benefits and claims (excluding (a) GMIB costs, (b) pass through and market adjustments, (c) interest on future policy benefits, and (d) amortization of deferred gain on reinsurance) plus the pass through of performance of ceded separate accounts.

(iv) Amortization of DAC and VOBA	(iv) Amortization of DAC and VOBA excluding amounts related to (a) net investment gains (losses), (b) net derivative gains (losses), (c) GMIB fees, (d) GMIB costs and (e) market value adjustments

(v) Other expenses, net of DAC capitalization	(v) Other expenses reduced by capitalization of DAC and securitization entities expense.

(vi) Provision for income tax expense (benefit)	(vi) Tax impact of the above items.

(1)	Amounts related to Divested Business are excluded from all components of operating earnings.
(2)	Italicized items indicate GAAP statement of operations line items.

The following additional information is relevant to an understanding of our performance results:

•	We sometimes refer to sales activity for various products. Statistical sales information for Life sales are calculated using the LIMRA definition of sales for core direct sales, excluding company-sponsored internal exchanges, corporate-owned life insurance, bank-owned life insurance, and private placement variable universal life insurance. Annuity sales consist of 10% of direct statutory premiums, excluding company sponsored internal exchanges. These sales statistics do not correspond to revenues under GAAP, but are used as relevant measures of business activity.

•	Allocated equity is the portion of total shareholder’s net investment that management allocates to each of its segments and sub-segments. See “— Forward-Looking Statements and Other Financial Information — Operating Earnings.”

•	Cash flow to shareholders refers to distributions to shareholders, as well as common stock repurchases. See “Business — Select Financial Targets.”

Subsequent Events

See Note 18 of the notes to the combined financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Risk Management

We are implementing an integrated process for managing risk exposures, which is coordinated among our Risk Management, Treasury, Actuarial and Investment Departments. The process is designed to assess and manage exposures on a consolidated, company-wide basis. Brighthouse Financial, Inc. has established a Balance Sheet and Financial Risk Committee (“BSFRC”) which will be responsible for periodically reviewing all material financial risks to us and, in the event risks exceed desired tolerances, informing the Board of Directors, considering possible courses of action, and determining how best to resolve or mitigate such risks. In taking such actions, the BSFRC will consider industry best practices and the current economic environment. The BSFRC will also review and approve target investment portfolios in order to align them with our liability profile, and will establish guidelines and limits for various risk taking departments, such as the Investment Department. The membership of the BSFRC will include the following members of senior management: Chief Executive Officer, Chief Risk Officer, Chief Financial Officer and Chief Investment Officer. Prior to the distribution, MetLife’s Enterprise Risk Committee, through the activities of MetLife’s Global Risk Management Department, will continue to oversee Brighthouse’s risk management strategies and activities. Our Treasury Department will be responsible for coordinating our ALM strategies throughout the enterprise.

Our significant market risk management practices include, but are not limited to, the following:

Interest rate risk management: To manage interest rate risk, we employ product design, pricing and ALM strategies to mitigate the potential effects of interest rate movements. Product design and pricing strategies include the use of surrender charges or restrictions on withdrawals in some products and the ability to reset crediting rates for certain products. Our ALM strategies include the use of derivatives and duration mismatch limits.

We analyze interest rate risk using various models, including multi-scenario cash flow projection models that forecast cash flows of the liabilities and their supporting investments, including derivatives. These projections involve evaluating the potential gain or loss on most of our in-force business under various increasing and decreasing interest rate environments. State insurance department regulations require that we perform some of these analyses annually as part of our review of the sufficiency of our regulatory reserves. We measure relative sensitivities of the value of our assets and liabilities to changes in key assumptions utilizing internal models. These models reflect specific product characteristics and include assumptions based on current and anticipated experience regarding lapse, mortality and interest crediting rates. In addition, these models include asset cash flow projections reflecting interest payments, sinking fund payments, principal payments, bond calls, fixed maturity securities and mortgage loan prepayments and defaults.

We also use common industry metrics, such as duration and convexity, to measure the relative sensitivity of asset and liability values to changes in interest rates. In computing the duration of liabilities, we consider all policyholder guarantees and how indeterminate policy elements such as interest credits or dividends are set. Each asset portfolio has a duration target based on the liability duration and the investment objectives of that portfolio.

Equity market and foreign currency exchange rate risk management: We manage equity market risk in a coordinated process across our Investments and Treasury Departments primarily by holding sufficient capital to permit us to absorb modest losses, which may be temporary, from changes in equity markets and interest rates without adversely affecting our financial strength ratings and through the use of derivatives, such as equity index options contracts, exchange-traded equity futures, equity variance swaps, and equity total return swaps. We may also employ reinsurance strategies to manage these exposures. Key management objectives include limiting losses, minimizing exposures to significant risks, and providing additional capital capacity for future growth. See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management — Reserves — Description of Proposed Variable Annuity Exposure Management Strategy.” The Investments and Treasury Departments are also responsible for managing the exposure to foreign currency denominated investments. We use foreign currency swaps and forwards to mitigate the exposure, risk of loss and financial statement volatility associated with foreign currency denominated fixed income investments.

Market Risk - Fair Value Exposures

We regularly analyze our exposure to interest rate, equity market and foreign currency exchange rate risks. As a result of that analysis, we have determined that the estimated fair values of certain assets and liabilities are materially exposed to changes in interest rates, equity markets and foreign currency exchange rates. We have exposure to market risk through our insurance and annuity operations and general account investment activities. For purposes of this discussion, “market risk” is defined as changes in fair value resulting from changes in interest rates, equity markets and foreign currency exchange rates. We may have additional financial impacts other than changes in fair value, which are beyond the scope of this discussion. See “Risk Factors” for additional disclosure regarding our market risk and related sensitivities.

Interest Rates

Our fair value exposure to changes in interest rates arises most significantly from our holdings of fixed maturity securities and mortgage loans, as well as our interest rate sensitive liabilities. Our fixed maturity securities include U.S. and foreign government bonds, securities issued by government agencies, corporate bonds, mortgage-backed securities and ABS, while mortgage loans include commercial, agricultural and residential loans, all of which are mainly exposed to changes in medium- and long-term interest rates. Our interest rate sensitive liabilities include debt, policyholder account balances related to certain investment type contracts, and embedded derivatives on variable annuities with guaranteed minimum benefits which have the same type of interest rate exposure (medium- and long-term interest rates) as fixed maturity securities. See “Risk Factors — Economic Environment and Capital Markets-Related Risks — We are exposed to significant financial and capital markets risks which may adversely affect our results of operations, financial condition and liquidity, and may cause our net investment income and net income to vary from period to period.”

Equity Market

Along with investments in equity securities, we have fair value exposure to equity market risk through certain liabilities that involve long-term guarantees on equity performance such as embedded derivatives on variable annuities with guaranteed minimum benefits and certain policyholder account balances.

Foreign Currency Exchange Rates

Our fair value exposure to fluctuations in foreign currency exchange rates against the U.S. dollar results from our holdings in non-U.S. dollar denominated fixed maturity and equity securities, mortgage loans, and certain liabilities. The principal currencies that create foreign currency exchange rate risk in our investment portfolios and liabilities are the Euro and the British pound.

Risk Measurement - Sensitivity Analysis

In the following discussion and analysis, we measure market risk related to our market sensitive assets and liabilities based on changes in interest rates, equity market prices and foreign currency exchange rates utilizing a sensitivity analysis. This analysis estimates the potential changes in estimated fair value based on a hypothetical 10% change (increase or decrease) in interest rates, equity market prices and foreign currency exchange rates. We believe that a 10% change (increase or decrease) in these market rates and prices is reasonably possible in the near term. In performing the analysis summarized below, we used market rates as of December 31, 2016. We modeled the impact of changes in market rates and prices on the estimated fair values of our market sensitive assets and liabilities as follows:

•	the net present values of our interest rate sensitive exposures resulting from a 10% change (increase or decrease) in interest rates;

•	the estimated fair value of our equity positions due to a 10% change (increase or decrease) in equity market prices; and

•	the U.S. dollar equivalent of estimated fair values of our foreign currency exposures due to a 10% change (increase in the value of the U.S. dollar compared to the foreign currencies or decrease in the value of the U.S. dollar compared to the foreign currencies) in foreign currency exchange rates.

The sensitivity analysis is an estimate and should not be viewed as predictive of our future financial performance. Our actual losses in any particular period may vary from the amounts indicated in the table below. Limitations related to this sensitivity analysis include:

•	interest sensitive liabilities do not include $36.4 billion of insurance contracts, which are accounted for on a book value basis. Management believes that the changes in the economic value of those contracts under changing interest rates would offset a significant portion of the fair value changes of interest sensitive assets;

•	the market risk information is limited by the assumptions and parameters established in creating the related sensitivity analysis, including the impact of prepayment rates on mortgage loans;

•	foreign currency exchange rate risk is not isolated for certain embedded derivatives within host asset and liability contracts, as the risk on these instruments is reflected as equity;

•	for the derivatives that qualify as hedges, the impact on reported earnings may be materially different from the change in market values;

•	the analysis excludes real estate holdings and limited partnership interests; and

•	the model assumes that the composition of assets and liabilities remains unchanged throughout the period.

Accordingly, we use such models as tools and not as substitutes for the experience and judgment of our management. Based on the fair value of the financial instruments and our analysis of the impact of a 10% change (increase or decrease) in market rates and prices, we have determined that interest rate, equity market and foreign currency exchange rate exposures are material.

The table below illustrates the potential loss in estimated fair value for each market risk exposure of our market sensitive assets and liabilities at:

December 31, 2016
(In millions)
Interest rate risk (1)	$1,913
Equity market risk (1)	$584
Foreign currency exchange rate risk (1)	$85

(1)	The risk sensitivities derived used a 10% increase to interest rates, a 10% increase in equity prices and a 10% weakening of the U.S. dollar against foreign currencies. As of March 31, 2017 we have made significant progress towards the transition to our proposed variable annuity exposure management strategy and executed certain derivative transactions in the first quarter of 2017 which are not reflected in the amounts above. See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management — Reserves — Transition to Proposed Variable Annuity Exposure Management Strategy — Sensitivities.”

The table below provides additional detail regarding the potential loss in estimated fair value of our interest sensitive financial instruments due to a 10% increase in yield curve by type of asset or liability at:

	December 31, 2016
	Notional Amount	Estimated Fair Value (1)	Assuming a 10% Increase in the Yield Curve
	(In millions)
Assets
Fixed maturity securities		$61,388	$(1,395)
Equity securities		$300
Mortgage loans		$9,387	(111)
Policy loans		$1,758	(21)
Short-term investments		$1,288
Loans to affiliates		$1,090	(16)
Cash and cash equivalents		$5,228
Accrued investment income		$693
Premiums, reinsurance and other receivables		$3,283	(69)
Embedded derivatives within asset host contracts (2)		$628	(79)

Total assets			$(1,691)

Liabilities (3)
Policyholder account balances		$17,457	$202
Payables for collateral under securities loaned and other transactions		$7,390
Long-term debt		$2,117	41
Other liabilities		$323	21
Embedded derivatives within liability host contracts (2)		$3,011	505

Total liabilities			$769

Derivative Instruments (4)
Interest rate swaps and interest rate total return swaps	$32,406	$(322)	$(832)
Interest rate floors	$2,100	$4
Interest rate caps	$12,042	$25	8
Interest rate futures	$1,288	$9	(64)
Interest rate options	$15,520	$136	(56)
		$—
Foreign currency swaps	$2,754	$342	(31)
Foreign currency forwards	$158	$9
Credit default swaps	$1,950	$28
Equity futures	$8,037	$38	(2)
Equity index options	$37,501	$(37)	(15)
Equity variance swaps	$14,894	$(377)	1
Equity total return swaps	$2,855	$(116)

Derivative Instruments	$131,505	$(261)	$(991)

Net Change			$(1,913)

(1)	Separate account assets and liabilities, which are interest rate sensitive, are not included herein as any interest rate risk is borne by the contract holder. Mortgage loans and long-term debt exclude $136 million and $23 million, respectively, related to CSEs. See Note 7 of the notes to the combined financial statements for information regarding CSEs.
(2)	Embedded derivatives are recognized in the combined balance sheet in the same caption as the host contract.

(3)	Excludes $36.4 billion of liabilities, at carrying value, pursuant to insurance contracts reported within future policy benefits and other policy-related balances. Management believes that the changes in the economic value of those contracts under changing interest rates would offset a significant portion of the fair value changes of interest sensitive assets.
(4)	As of March 31, 2017 we have made significant progress towards the transition to our proposed variable annuity exposure management strategy and executed certain derivative transactions in the first quarter of 2017 which are not reflected in the amounts above. See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management — Reserves — Transition to Proposed Variable Annuity Exposure Management Strategy — Sensitivities.”

Sensitivity to rising interest rates increased by $594 million, or 45%, to $1.9 billion as of December 31, 2016 from $1.3 billion as of December 31, 2015. This change was primarily due to an increase of $504 million from the net impact of reinsurance and derivatives used by the Company as hedges against low interest rates. Sensitivity also increased $127 million as a result of increased rates, since the sensitivity is calculated based on a 10% increase in the yield curve and lengthening of asset durations.

The table below provides additional detail regarding the potential loss in estimated fair value of our portfolio due to a 10% increase in equity market price by type of asset or liability at:

	December 31, 2016
	Notional Amount	Estimated Fair Value (1)	Assuming a 10% Increase in Equity Prices
	(In millions)
Assets
Equity securities		$300	$30
Embedded derivatives within asset host contracts (2)		$628	(84)

Total assets			(54)

Liabilities
Policyholder account balances		$17,457
Embedded derivatives within liability host contracts (2)		$3,011	706

Total liabilities			$706

Derivative Instruments (3)	$131,505	$(261)	$(1,236)

Net Change			$(584)

(1)	Does not necessarily represent those financial instruments solely subject to equity market price risk. Additionally, separate account assets and liabilities, which are equity market sensitive, are not included herein as any equity market risk is borne by the contract holder.
(2)	Embedded derivatives are recognized in the combined balance sheet in the same caption as the host contract.
(3)	As of March 31, 2017 we have made significant progress towards the transition to our proposed variable annuity exposure management strategy and executed certain derivative transactions in the first quarter of 2017 which are not reflected in the amounts above. See “Business — Description of our Segments, Products and Operations — Variable Annuity Risk Management — Reserves — Transition to Proposed Variable Annuity Exposure Management Strategy — Sensitivities.”

Sensitivity to equity prices increased by $416 million to $584 million at December 31, 2016 from $168 million at December 31, 2015. This increase was primarily due to the expansion of our macro hedge programs which we use as hedges against equity declines.

The table below provides additional detail regarding the potential loss in estimated fair value of our portfolio due to a 10% decrease in the U.S. dollar compared to all foreign currencies at:

	December 31, 2016
	Notional Amount	Estimated Fair Value (1)	Assuming a 10% Decrease in the Foreign Exchange Rate
	(In millions)
Assets
Fixed maturity securities		$61,388	$178
Equity securities		$300	3
Mortgage loans		$9,387	23

Total assets			$204

Liabilities
Policyholder account balances		$17,457	$(13)

Total liabilities			$(13)

Derivative Instruments	$131,505	$(261)	$(276)

Net Change			$(85)

(1)	Does not necessarily represent those financial instruments solely subject to foreign currency exchange rate risk. Separate account assets and liabilities, which are foreign currency exchange rate sensitive, are not included herein as any foreign currency exchange rate risk is borne by the contract holder. Mortgage loans exclude $136 million related to CSEs. See Note 7 of the notes to combined financial statements for information regarding CSEs.

Sensitivity to foreign currency exchange rates increased by $46 million, or 118%, to $85 million as of December 31, 2016 from $39 million as of December 31, 2015. Although the sensitivity of our foreign denominated assets reduced by $57 million, this was more than offset by $106 million higher sensitivity of derivative hedges.

BUSINESS

Our Company

We are a major provider of life insurance and annuity products in the United States with $222 billion of total assets, total shareholder’s net investment of $14.9 billion, including AOCI, and approximately $653 billion of life insurance face amount in-force as of December 31, 2016. Our in-force book of products consists of approximately 2.8 million insurance policies and annuity contracts as of December 31, 2016, which includes variable, fixed, index-linked and income annuities, universal life, term life, variable life and whole life insurance policies. We offer our products solely in the United States through multiple independent distribution channels and marketing arrangements with a diverse network of distribution partners.

Our Background and Overview

Prior to the distribution, the companies that will become our subsidiaries were wholly owned by MetLife, a global insurance holding company with a corporate history beginning in 1868. Brighthouse Insurance, which will be our largest operating subsidiary, was formed in November 2014 through the merger of three affiliated life insurance companies and a former offshore, internal reinsurance subsidiary that mainly reinsured guarantees associated with variable annuity products issued by MetLife affiliates. The principal purpose of the merger was to provide increased transparency relative to capital allocation and variable annuity risk management. In order to further our capabilities to market and distribute our products, prior to the distribution, MetLife will contribute to us (i) several entities including Brighthouse Insurance, NELICO and Brighthouse Insurance NY, (ii) a licensed broker-dealer, (iii) a licensed investment advisor and (iv) other entities which are necessary for the execution of our strategy. See “Formation of Brighthouse and the Restructuring — Our History.”

In 2012, MetLife changed the organizational structure of its Retail segment, of which we formed the principal part, to implement an integrated operating model with dedicated management. Consistent with this restructuring, over the succeeding four years MetLife has implemented certain actions with respect to its former Retail segment, including the establishment of a centralized office campus in Charlotte, North Carolina, and further bolstering the management team. This team, which has been responsible for managing MetLife’s retail business prior to the distribution, will continue to manage our business as a separate company.

We will seek to be a financially disciplined and, over time, a cost-competitive product manufacturer with an emphasis on independent distribution. We aim to leverage our large block of in-force life insurance policies and annuity contracts to operate more efficiently. We believe that our strategy of offering a targeted set of products to serve our customers and distribution partners, each of which is intended to produce positive statutory distributable cash flows on an accelerated basis compared to our legacy products, will enhance our ability to invest in our business and distribute cash to our shareholders over time. We also believe that our product strategy of offering a more tailored set of new products and our recent agreement to outsource a significant portion of our client administration and service processes, is consistent with our focus on reducing our expense structure over time.

Risk management of both our in-force book and our new business to enhance sustained, long-term shareholder value is fundamental to our strategy. Consequently, in writing new business we intend to prioritize the value of the new business we write over sales volumes. We assess the value of new products by taking into account the amount and timing of cash flows, the use and cost of capital required to support our insurance financial strength ratings and the cost of risk mitigation. We will remain focused on maintaining our strong capital base and we have established a risk management approach which will be implemented in connection with the separation that seeks to mitigate the effects of severe market disruptions and other economic events on our business. See “— Description of our Segments, Products and Operations — Variable Annuity Risk Management,” “— Description of our Segments, Products and Operations — Run-off — ULSG Market Risk Exposure Management” and “Risk Factors — Risks Related to our Business — Our proposed variable annuity exposure management strategy may not be fully implemented prior to the distribution, may not be effective, may result in net income volatility and may negatively affect our statutory capital.”

We believe that general demographic trends in the U.S. population, the increase in under-insured individuals, the potential risk to governmental social safety net programs and the shifting of responsibility for retirement planning and financial security from employers and other institutions to individuals will create opportunities to generate significant demand for our products. We also believe our transition to an independent distribution system will enhance our ability to operate most effectively within the emerging requirements of the April 6, 2016 DOL Fiduciary Rule that sets forth a new regulatory framework for the sale of insurance and annuity products to Employee Retirement Income Security Act of 1974 (“ERISA”) qualified plans, which is a significant market for annuity products.

For the year ended December 31, 2016 we had a net loss of $2.9 billion and generated $686 million of operating earnings as compared to net income of $1.1 billion and $1.5 billion of operating earnings for the year ended December 31, 2015. The net loss was driven by our reserve strengthening including the effect of our annual review of actuarial assumptions for our variable annuities business, our second quarter refinement in the actuarial model which we use to calculate the reserves for our in-force ULSG book and the loss recognition, mostly in the form of a DAC write down, triggered by the move of our ULSG products into the Run-off segment in the fourth quarter. In addition to reserve strengthening, derivative losses on our economic hedges of certain liabilities also contributed to the net loss, primarily due to the impact of the large fourth quarter rise in interest rates without an offset from the liabilities being hedged due to the insensitivity of those GAAP liabilities to changes in interest rates. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Combined Results for the Years Ended December 31, 2016, 2015 and 2014.” Operating earnings is a non-GAAP financial measure. For a reconciliation of operating earnings to net income (loss), see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations.”

Our Segments

For operating purposes, the Company has established three new reporting segments: (i) Annuities, (ii) Life and (iii) Run-off. Our Run-off segment consists of operations related to products which we are not actively selling and which are separately managed. In addition, the Company reports certain of its results of operations not included in the segments in Corporate & Other. We provide an overview of our reporting segments and Corporate & Other below.

Annuities

We are a major provider of annuity products in the United States, with $152.1 and $148.4 billion in total annuity assets as of December 31, 2016 and December 31, 2015, respectively. Our annuity product offerings include variable, fixed, index-linked and income annuities designed to address contract holders’ needs for protected wealth accumulation on a tax-deferred basis, wealth transfer and income security. We earn various types of fee revenue based on the account value, fund assets and guaranteed benefit base of our variable annuity products, as well as the investment spread which we earn on the general account assets supporting our annuity products. Based on $136.5 billion of assets under management (“AUM”), which we define as our general account investments and our separate account assets, we believe we would have ranked fifth among U.S. life insurers in annuity AUM as of December 31, 2015.

We seek to manage changes in equity market and interest rate exposures to our existing book of annuity business through our strong statutory capitalization and our selection of derivative instruments, which will be driven in part by our goal of preserving our ability to benefit from positive changes to equity markets and interest rates. See “— Description of our Segments, Products and Operations — Variable Annuity Risk Management.” With respect to new business, we intend to be disciplined in our risk selection, innovative in our product design and seek to diversify our product mix. Beginning in 2013, we began to shift our new annuity business towards products with diversifying market and contract holder behavioral risk attributes and improved risk-adjusted cash returns. Examples of this include transitioning from the sale of variable annuities with guaranteed minimum income benefits (“GMIB”) to the sale of variable annuities with guaranteed minimum withdrawal benefits

(“GMWB”), and our increased emphasis on MetLife Shield Level SelectorSM Annuity (“Shield Level Selector”), a single premium deferred index-linked annuity product for which we had new deposits of approximately $1.7 billion and $0.9 billion for the years ended December 31, 2016 and December 31, 2015, respectively.

Life

We are also one of the largest life insurance companies in the United States based on ordinary and term life insurance issued, with approximately 1.4 million policies in-force and approximately $653 billion of life insurance face amount in-force as of December 31, 2016. Our in-force book of life insurance includes variable life, term life, universal life and whole life policies. Our life insurance product offerings are designed to address our policyholders’ needs for financial security and protected wealth transfer, which may be provided on a tax-advantaged basis. In addition to contributing to our revenues and earnings, mortality protection-based products offered by our Life segment permit us to diversify the longevity and other risks in our Annuities segment.

Beginning with the first quarter of 2017, we have focused on term life and universal life without secondary guarantees and therefore suspended new sales of ULSG as well as participating whole life. We seek to be innovative in introducing new life products that meet the needs of our target markets and distribution partners and increase value for our shareholders. For example, starting in 2013, we significantly scaled back our sales of ULSG products with lifetime guarantees. In 2015, we introduced a universal life policy with levelized commissions over time that provides clients with death benefit protection with a cash value that may increase over time and no secondary guarantees. Consistent with our strategy of prioritizing the value of the new business we write over sales volume, we expect our total face amount of life insurance policies to decline, but, over time, for our new life insurance business to provide better shareholder value creation. With the suspension of all new ULSG sales, we moved ULSG into our Run-off segment in the fourth quarter of 2016 retrospectively for all periods presented.

Run-off

This segment consists of operations related to products which we are not actively selling and which are separately managed, including structured settlements, COLI policies, BOLI policies, funding agreements and ULSG. With the exception of ULSG, these legacy business lines were not part of MetLife’s former Retail segment, but were issued by certain of the legal entities that are now part of Brighthouse. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Executive Summary — Overview.”

Corporate & Other

Corporate & Other contains the excess capital not allocated to the segments, the results of part of MetLife’s ancillary international operations and U.S. direct business sold directly to consumers, which were written out of our insurance entities prior to the separation, and interest expense related to the majority of our outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Additionally, Corporate & Other includes certain assumed reinsurance and the elimination of intersegment amounts.

Market Environment and Opportunities

We believe the shift away from defined benefit plans and the concern over government social safety net programs, occurring at a time of significant demographic change in the United States, as baby boomers transition to retirement, present an opportunity to assist individuals in planning for their long-term financial security. We believe we are well positioned to benefit from this environment and the changes and trends affecting it, including the following:

•	Largest individual insurance market in the world. The U.S. life insurance market has $2.7 trillion[13] net assets in annuities and approximately $11.9 trillion of individual life insurance face amount

[13]	Insured Retirement Institute, IRI Fact Book 2016.

in-force. This represents a large opportunity pool for the Company from which we expect to benefit because of the scale and scope of our life and annuity products, risk management and distribution capabilities, and our ability to operate nationally.

•	Shifting of responsibility for retirement planning and life time income security from employers and other institutions to individuals. The shift away from traditional defined benefit plans, together with increased life expectancy, has increased the burden on individuals for retirement planning and financial security and created a significant risk that many people will outlive their retirement assets. The Employee Benefit Research Institute estimates that participation in an employment-based defined benefit plan among private sector workers declined from 38% in 1979 to 13% in 2013. Fifty-one percent of households have no retirement savings in a defined contribution plan or IRA,[14] and Social Security provides an average of 40% of the retirement income of retired households.[15] According to the U.S. Government Accountability Office, among the 48% of households age 55 and older with some retirement savings, the median amount is approximately $109,000.[16] The individual life insurance and retirement industry has traditionally offered solutions that address this underserved need among consumers, such as annuities, which represent an alternative means of generating pension-like income to permit contract holders to secure guaranteed income for life. We believe our simplified suite of annuity products will be attractive to consumers as a supplement to Social Security or employer provided pension income.

•	Favorable demographic trends. There are several demographic trends that we believe we can take advantage of, including:

•	The ongoing transition of baby boomers into retirement offers opportunities for the accumulation of wealth, as well as its distribution and transfer. According to the Insured Retirement Institute, each day 10,000 Americans reach the age of 65 and this is expected to continue through at least 2030.[17] One of the market segments we target, the Secure Seniors, includes individuals from the baby boomer demographic and is projected to grow by 15% between 2015 and 2025.[18] See “— Our Business Strategy — Focus on target market segments.”

•	The emergence of Generation X and Millennials as a larger and fast growing, potentially ethnically diverse segment of the U.S population. Many of these individuals are in their prime earning years and we believe they will increase their focus on savings for wealth and protection products. As Generation X and Millennials continue to age into the Middle Aged Strivers and Diverse and Protected segments that we target, we believe we have an opportunity to increase our share of the industry profit pool represented by these groups. See “— Our Business Strategy — Focus on target market segments.”

•	Underinsured and underserved population is growing. According to a recent survey, 41% of U.S. households believe that they need more life insurance.[19] Six in 10 Americans have life insurance,[20] but ownership of individual coverage has declined over a 50-year period.[21] We believe the products and solutions we offer will address the financial security needs of the under-insured portion of the U.S. population, which are our target segments.

[14]	LIMRA, The Retirement Income Reference Book, 2015.
[15]	LIMRA, The Retirement Income Reference Book, 2015.
[16]	U.S. Government Accountability Office, “Retirement Security: Report to the Ranking Member, Subcommittee on Primary Health and Retirement Security, Committee on Health, Education, Labor, and Pensions, U.S. Senate,” May 2015.
[17]	Insured Retirement Institute, IRI Fact Book 2016.
[18]	MetLife Accelerating Value Consumer Survey, June 2015; Census projections.
[19]	LIMRA, The Facts of Life and Annuities, 2016 Update.
[20]	LIMRA, 2016 Insurance Barometer Study.
[21]	LIMRA, The Facts of Life and Annuities, 2016 Update.

•	Regulatory changes. Regulatory and compliance requirements in the insurance and financial services industries have increased over the past several years and resulted in new regulation and enhanced supervision. For example, the DOL issued new rules on April 6, 2016 that, if not delayed or repealed, would raise the standards for sales of variable and index-linked annuities into retirement accounts to a fiduciary standard, meaning that sales must consider the customer’s interest above all factors. The DOL has released its final rule delaying the original applicable date for 60 days from April 10, 2017 to June 9, 2017. Further, the DOL continues to seek comments until April 17, 2017 concerning questions of law and policy related to the rules. See “Regulation — Insurance Regulation — Department of Labor and ERISA Considerations.” These rules, if and when they become applicable, are expected to require meaningful changes to distribution practices and disclosures and affect sales of annuity products from providers with proprietary distribution. We believe our history of navigating a changing regulatory environment and our transition to independent distribution may present us with an opportunity to capture market share from those who are less able to adapt to changing regulatory requirements.

We believe these trends, together with our competitive strengths and strategy discussed below, provide us a unique opportunity to increase the value of our business.

Our Competitive Strengths

We believe that our large in-force book of business, strong balance sheet, risk management strategy, experienced management team and focus on expense reduction will allow us to capitalize on the attractive market environment and opportunities as we complete our separation from MetLife and develop and grow our business on an independent basis.

•	Large in-force book of business. We are a major provider of life insurance and annuity products in the United States, with approximately 2.8 million insurance policies and annuity contracts as of December 31, 2016. We believe our size and long-standing market presence position us well for potential future growth and margin expansion following the completion of our transition to a separate company.

•	Our size provides opportunities to achieve economies of scale, permitting us to spread our fixed general and administrative costs, including expenditures on branding, over a large revenue base, resulting in a competitive expense ratio.

•	Our large policyholder base provides us with an opportunity to leverage underlying data to develop risk and policyholder insights as well as implement operational best practices, permitting us to effectively differentiate ourselves from our competitors with the design and management of our products.

•	Our in-force book of business was sold by a wide range of distribution partners to whom we continue to pay trail commissions on the policies and contracts sold by them. For the year ended December 31, 2016, over 1,000 distribution firms or general agencies of our distributors received trail commissions. We believe this enhances our ability to maintain connectivity and relevance to those distributors.

•	Strong balance sheet. As of December 31, 2016, we had total assets of $222 billion; total policyholder liabilities and other policy-related balances, including separate accounts, of $187 billion; and total shareholder’s net investment of $14.9 billion, including AOCI. Following the separation, we intend to maintain and improve the strong statutory capitalization and financial strength ratings of our insurance company subsidiaries, as well as the diversity of invested asset classes.

•

Our insurance company subsidiaries had Combined TAC of approximately $5.4 billion resulting in a Combined RBC ratio of approximately 525% as of December 31, 2016. After giving effect to the formation of BRCD and other restructuring and separation related transactions, including an expected capital contribution to Brighthouse Insurance at the time of separation, Combined TAC would have increased by approximately $2 billion in the insurance company subsidiaries, resulting in a Combined RBC ratio in excess of 700%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Combined Financial Statements.” We intend to support our variable annuity business with assets consistent with a CTE95 standard across market environments. As of December 31, 2016, assuming the transactions to be executed in connection with the separation had occurred on such date, we estimate that we would have held approximately $2.1 billion of assets in excess of CTE95 to support our variable annuity book, which would be equivalent to holding assets at approximately a CTE98 standard as of such date.

•	We have strong financial strength ratings from the rating agencies that rate us. Financial strength ratings represent the opinions of the rating agencies regarding the ability of our insurance company subsidiaries to meet their financial obligations to policyholders and contract holders and are not designed or intended for use by investors in evaluating our securities.

•	We have a diversified, high quality investment portfolio with $80.6 billion of general account assets as of December 31, 2016, comprised of over 76% fixed maturity securities, of which over 95% were investment grade and 58% were U.S. corporate, government and agency securities.

•	Following MetLife’s policyholder assumption review of variable annuities issued by its U.S. insurance companies we have updated our actuarial assumptions and strengthened the GAAP reserves of our insurance company subsidiaries based on a range of possible market scenarios and expected policyholder behavior.

•	Proven risk management and capital management expertise. We will bring to Brighthouse the strong risk management culture which we inherited as part of MetLife as demonstrated by our product decisions in recent years and our focused risk and capital management strategies for our existing book of business. We believe we have initially capitalized our insurance company subsidiaries with capital which is sufficient to maintain our financial strength ratings notwithstanding modest fluctuations in equity markets and interest rates in any given period. Further, over time by increasing the proportion of non-derivative, income-generating invested assets compared to derivative instruments supporting our variable annuity book of business, we believe our capital profile will be stronger and more able to mitigate a broader range of risk exposures.

•	Experienced senior management team with a proven track record of execution including producing cost savings. Our senior management team has an average of 20 years of insurance industry experience. They have worked together to manage our business and reduce the cost base prior to this distribution and will continue to manage our business as a separate and focused individual life insurance and annuity company. The senior management team has taken significant actions over the last four years, including the following:

•	In 2012, MetLife announced a multi-year $1 billion gross expense savings initiative, which was substantially completed in 2015. This management team delivered approximately $200 million of expense savings with respect to MetLife’s former Retail segment under that initiative.

•	The merger of three affiliated life insurance companies and a former offshore, reinsurance company affiliate that mainly reinsured guarantees associated with variable annuity products issued by MetLife affiliates to form our largest operating subsidiary, Brighthouse Insurance.

•	The consolidation of MetLife’s former Retail segment in Charlotte, North Carolina, which, in addition to generating expense savings noted above, permitted our management to work together collaboratively at the same geographic location.

•

The sale of MetLife’s former Retail segment’s proprietary distribution channel, MPCG, to MassMutual, completing our transition to a more efficient acquisition cost distribution model through independent, third-party channel partners. As part of the sale, MetLife reduced its former Retail segment employee base by approximately 3,900 advisors and over 2,000 support employees, which we estimate will result in a net reduction in our annual expenses of approximately $125 million. The sale of the proprietary distribution channel will also enable us to pursue a simplified, capital efficient product suite and reduce our fixed expense structure.

•	On July 31, 2016, MetLife entered into a multi-year outsourcing arrangement for the administration of certain in-force policies currently housed on up to 20 systems. Pursuant to this arrangement, at least 13 of such systems will be consolidated down to one. We expect this arrangement to result in a phased net reduction in our overall expenses for policyholder and contract holder maintenance over the next three to five years. We intend to pursue similar opportunities to take advantage of technology and systems improvements and flexible, modular operating models to reduce costs.

Our Business Strategy

Our objective is to leverage our competitive strengths, to distinguish ourselves in the individual life insurance and annuity markets and over time increase the amount of statutory distributable cash generated by our business. We will seek to achieve this by being a focused product manufacturer with an emphasis on independent distribution, while having a competitive expense ratio relative to our competitors. We intend to achieve our goals by executing on the following strategies:

•	Focus on target market segments. We intend to focus our sales and marketing efforts on those specific market segments where we believe we will best be able to sell products capable of producing attractive long-term value to our shareholders.

In 2015 we conducted a survey of 7,000 U.S. customers with the goal of understanding our different market segments. Ultimately, the study revealed seven distinct segments based on both traditional demographic information including socio-economic information and an analysis of customer needs, attitudes and behaviors. Our review of the customer segmentation data resulted in our focusing product design and marketing on the following target customer segments:

•	Secure Seniors. This segment represents approximately 15% of the current U.S. population. Because the customer segments are designed to reflect attitudes and behaviors, in addition to other factors, this segment includes a broad range in age, but is composed primarily of individuals between the ages of 55 to 70 about to retire or already in retirement, of which a majority have investible assets of greater than $500,000. Secure Seniors have higher net worth relative to the other customer segments and exhibit a strong desire to work with financial advisors. The larger share of assets, relative to the other segments, may make Secure Seniors an attractive market for financial security products and solutions.

•	Middle Aged Strivers. This segment represents approximately 23% of the current U.S. population and is the largest customer segment of those identified by our survey. There is more diversity in this segment compared to the Secure Seniors in terms of amount of investible assets, age, life stage and potential lifetime value to us. The study indicates that these individuals tend to be in the early to later stages of family formation. Almost half of the population in this segment is between the ages of 40 and 55. They are focused on certain core needs, such as paying bills, reducing debt and protecting family wealth. We believe Middle Aged Strivers are an attractive market for protection products and many of these individuals will graduate to wealth and retirement products in their later years.

•	Diverse and Protected. This is the most diverse segment of the population, but is also the smallest constituting only 8% of the current U.S. population. While this segment has lower income and investible assets than Secure Seniors and Middle Aged Strivers, our study indicates that they are active purchasers of insurance products. We believe that a portion of this segment, as they become older and more affluent, may purchase our annuity products in addition to our insurance products.

We believe that these three customer segments represent a significant portion of the market opportunity, and by focusing our product development and marketing efforts to meeting the needs of these segments we will be able to offer a targeted set of products which will benefit our expense ratio thereby increasing our profitability. Our study also indicates that Secure Seniors, Middle Aged Strivers and Diverse and Protected customer segments are open to financial guidance and, accordingly, will be receptive to the products we intend to sell and we can share our insights about these segments to our distribution partners to increase the targeting efficiency of our sales efforts with them.

•	Focused manufacturer, with a simpler product suite designed to meet our customers’ and distributors’ needs. We intend to be financially disciplined in terms of the number of products which we offer and their risk-adjusted return profile, while being responsive to the needs of our customers and distribution partners.

•	We seek to manage our existing book of annuity business to mitigate the effects of severe market downturns and other economic effects on our statutory capital while preserving the ability to benefit from positive changes in equity markets and interest rates through our selection of derivative instruments.

•	We intend to offer products designed to produce statutory distributable cash flows on a more accelerated basis than those of some of our legacy in-force products. We will also focus on offering products which are more capital efficient with lower RBC requirements than our pre-2013 generation of products. Our product design and sales strategies will focus on achieving long-term risk-adjusted distributable cash flows, rather than generating sales volumes or purchasing market share. We believe this approach aligns well with long-term value creation for our shareholders.

•	Shield Level Selector and our latest generation life insurance products represent examples of products which we believe are responsive to our customers’ and distributors’ needs while allowing us to generate statutory distributable cash flows on a more accelerated basis than our pre-2013 generation of products. Shield Level Selector is an individual-customer, single-premium, deferred index-linked annuity that provides contract holders with a specified level of market downside protection, sharing the balance of market downside risk with the contract holder, along with offering the contract holder tax-deferred accumulation. In addition, we believe Shield Level Selector permits us to more effectively manage the market risk exposure inherent in our variable annuities with living benefit riders. Since its state-by-state phased introduction beginning in 2013, Shield Level Selector has received positive market acceptance and has been a meaningful contributor to our sales. In addition, a recent example of our latest generation life insurance products is a universal life policy with levelized commissions over time and no secondary guarantees. We expect these products to produce attractive risk-adjusted margins and product level cash flows.

•	Independent distribution with enhanced support and collaboration with key distributors. We believe that the completion of our transition from a captive sales force to an independent and diverse distribution network will enhance our distribution focus and improve our profitability and capital efficiency.

•	We have proactively chosen to focus on independent distribution, which we believe aligns with our focus on product manufacturing. We believe distributing our products through only the independent distribution channel will enhance our ability to control our fixed costs, target our resources more appropriately and increase our profitability because we will be better able to leverage our product development and wholesale distribution capabilities.

•	Since 2001 we have successfully built third-party distribution relationships. Following the sale of MPCG to MassMutual, we are dedicated to supporting and expanding these relationships. These relationships have been strengthened by a focus on fulfilling customer needs and better alignment with our distribution partners on product development and sales support. We therefore seek to become a leading provider of insurance and annuity products for our leading distribution partners by leveraging our marketing strengths which include customer segmentation, distribution servicing and sales support as well as our product management competencies. We believe that our distribution strategy will result in deeper relationships with these distribution partners.

•	We will also pursue a collaborative approach with key distributors and leverage our product design expertise to seek to provide white label type product arrangements for their distribution systems. An example of this collaborative approach is the recent agreement with MassMutual pursuant to which we are exploring the joint development of certain annuity products that may be distributed through the thousands of agents in the MassMutual career agency channel, including agents formerly affiliated with MetLife.

•	Maintain strong statutory capitalization through an exposure management program intended to be effective across market environments.

•	The principal objective of our exposure management programs is to manage the risk to our statutory capitalization resulting from changes to equity markets and interest rates. This permits us to focus on the management of the long-term statutory distributable cash flow profile of our business and the underlying long-term returns of our product guarantees. See “— Description of our Segments, Products and Operations — Variable Annuity Risk Management.”

•	Our variable annuity exposure management program has four components:

•	We intend to support our variable annuities with assets consistent with those required at a CTE95 standard. As of December 31, 2016, assuming the transactions to be executed in connection with the separation had occurred as of such date, we estimate that we would have held approximately $2.1 billion in assets in excess of CTE95, which would be equivalent to holding assets at approximately a CTE98 standard as of such date. We believe these excess assets will permit us to absorb modest losses, which may be temporary, from changes in equity markets and interest rates without adversely affecting our financial strength ratings.

•	We will continue to enter into derivative instruments to offset the impact on our statutory capital from more significant changes to equity markets and interest rates.

•	We believe the earnings from our large and seasoned block of in-force business will provide an additional means of increasing and regenerating our statutory capital organically to the extent it has been eroded due to periodic changes in equity markets and interest rates.

•	We intend to invest a portion of the assets supporting our variable annuity asset requirements in income-generating investments, which we believe will provide an additional means to increase or regenerate our statutory capital.

•	We have a large in-force block of life insurance policies and annuity contracts that we intend to more actively manage to improve profitability, prudently minimize exposures, grow cash margins and release capital for shareholders in the medium to long-term.

•	Focus on operating cost and flexibility. A key element of our strategy is to leverage our infrastructure over time to be a lean, flexible cost competitive operator.

•	We will continue our focus on reducing our cost base while maintaining strong service levels for our policyholders and contract holders. As part of separating our business processes and systems from MetLife, we are taking a phased approach to re-engineering our processes and systems across all functional areas. This phased transition is expected to occur through 2020. We are planning on run-rate operating cost reductions as part of this initiative. See “— Select Financial Targets.”

•	We have identified and are actively pursuing several initiatives that we expect will make our business less complex, more flexible and better able to adapt to changing market conditions. Consistent with this strategy, MetLife recently sold MPCG to MassMutual, completing our transition to a more efficient acquisition cost distribution model and reducing its former Retail segment employee base by approximately 5,900 employees.

•	We intend to leverage emerging technology and outsourcing arrangements to become more profitable. An example of this is our senior management team’s recent agreement to outsource the administration of certain in-force policies housed on up to 20 systems. Pursuant to this arrangement at least 13 of such systems will be consolidated down to one.

Select Financial Targets

We intend to manage our businesses with a focus on statutory financial results in order to improve cash flow, allowing us to reinvest in our businesses and distribute cash to shareholders over time. We have established targets for select financial metrics that we believe best measure the execution of our business strategy and align with our shareholders’ interests. It is our goal to achieve or surpass the following targets:

•	Cash flow to shareholders: 50-70%+ of operating earnings by approximately 2020;

•	Growth in operating EPS: Mid- to high- single digit annual growth; and

•	Operating ROE: Approximately 9%.

These targets assume our baseline business plan scenario, which we refer to as our “Base Case Scenario.” Our Base Case Scenario assumes 6.5% annual separate account returns, the 10 year U.S. Treasury rate rising ratably over 10 years to 4.25% and our current best estimate actuarial assumptions. Operating EPS and Operating ROE are performance measures that are not based on GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP and Other Financial Disclosures” for definitions of and further information on these measures and cash flow to shareholders.

The specific components of our business strategy that support achievement of these targets are described in more detail below, with particular focus on cash flow to shareholders.

Certain Factors Affecting Cash Flow to Shareholders

Cash flow available to return to shareholders will depend on a number of factors. The most significant of these factors include:

•	Exposure management of our variable annuity in-force business as of December 31, 2016 (“VA In-Force”)

¡	Growth of or decline in our Variable Annuity Target Funding Level, or CTE95

¡	Increases or decreases in assets above our Variable Annuity Target Funding Level

¡	Sensitivity of our Variable Annuity Target Funding Level to capital markets

•	Other business in-force as of December 31, 2016

•	New business (Variable Annuities and other products)

•	Corporate expenses

•	Capital management

Exposure Management of Our VA In-Force

Cash flow generation from our large block of VA In-Force will be affected by the following (each as further discussed below): (1) the growth of or decline in our Variable Annuity Target Funding Level; (2) increases or decreases in assets above our Variable Annuity Target Funding Level; and (3) the sensitivity of our Variable Annuity Target Funding Level to capital markets.

Growth of or Decline in Our Variable Annuity Target Funding Level

Based on our Base Case Scenario, we believe the Variable Annuity Target Funding Level for our VA In-Force will continue to increase over time until it peaks in approximately 2026. We believe this to be typical of most insurance liabilities, where reserves or reserves and required capital, combined as total asset requirements, increase as the block of business seasons over time until it reaches maturity. After maturity, total asset requirements decline, thereby permitting a release of assets and an increase to retained capital and surplus.

Assuming our Base Case Scenario, as of December 31, 2016, our Variable Annuity Target Funding Level was approximately 86% of the estimated peak level of our total variable annuity asset requirements in approximately 2026. By December 31, 2021, we believe that we will be holding approximately 92% of the expected peak level as shown in the following table:

	2016	2021	2026
Variable Annuity Target Funding Level	6.4	6.9	7.5
Percent Of Peak Total Asset Requirements	86%	92%	100%

We anticipate that our increasing total asset requirements will be funded with revenues from our VA In-Force, net of expenses and commitments. We expect the residual cash flows will be available for investment in new business as well as other corporate purposes. The expenses and commitments include our exposure management programs and public holding company obligations. The annual growth in our Variable Annuity Target Funding Level is expected to remain consistent over the next decade, but provide a source of cash flow to shareholders thereafter as excess assets are released.

Increases or Decreases in Assets above Our Variable Annuity Target Funding Level

We estimate that as of December 31, 2016, assuming the transactions to be executed in connection with the separation had occurred as of such date, we would have held approximately $2.1 billion of assets in excess of our Variable Annuity Target Funding Level. We target maintaining $2.0 billion to $3.0 billion of assets in excess of our Variable Annuity Target Funding Level. Under the assumptions underlying our Base Case Scenario, we would seek to hold assets at the upper end of this range.

Sensitivity of Our Variable Annuity Target Funding Level To Capital Markets

Over the next three to five years, we believe a key contributor to the improvement in our statutory surplus generation will be the anticipated significant reduction in exposure management costs for our VA In-Force with guaranteed benefits.

The amount to be hedged is defined by the hedge pay-off required to meet risk mitigation targets. The required hedge pay-off in turn is driven by the sensitivity of the Variable Annuity Target Funding Level to changes in equity markets and interest rates and the availability of assets in excess of our Variable Annuity Target Funding Level to absorb losses under adverse market scenarios.

There are two factors affecting what we believe our hedge costs will be over time for our VA In-Force: (1) the declining sensitivity of our VA In-Force to capital market stresses; and (2) our ability to buy less hedge protection, particularly “near the money”, as we manage closer to the upper-end of our targeted range of $2.0 billion to $3.0 billion in assets in excess of our Variable Annuity Target Funding Level.

As illustrated below, under our current best estimate actuarial assumptions and in our Base Case Scenario, the sensitivity of our Variable Annuity Target Funding Level in response to a market shock is expected to decline as our book of in-force variable annuity business seasons and approaches the estimated peak total asset requirements. At the same time, as the book matures, we intend to put more of our assets in excess of our Variable Annuity Target Funding Level at risk to absorb increased reserving requirements resulting from capital market changes and buy hedge protection further out-of-the money. While initially we expect to put only $1 billion of the assets in excess of our Variable Annuity Target Funding Level at risk, over time, we anticipate increasing this amount to $3 billion. The combination of reduced Variable Annuity Target Funding Level sensitivity and our greater loss tolerance under market stresses means that we expect to require smaller payoffs from our hedge program. As such, we anticipate reduced purchases of hedge instruments, which based on our Base Case Scenario, we believe will significantly decrease the cost of the exposure management program in the medium-term, and as a consequence increase our cash flow available to shareholders. In the long-term, we believe the costs of our exposure management program should continue to decline under the Base Case Scenario.

	Market shock: -50% equity, -100bps interest rate			Market shock: -25% equity, -50bps interest rate
	2017	2021	2026	2017	2021	2026
			(In $ billions)
Variable Annuity Target Funding Level:
In-force CTE95 (pre-shock)	6.4	6.9	7.5	6.4	6.9	7.5
In-force CTE95 (post-shock)	18.5	16.2	13.6	12.0	11.2	10.4

Impact of market shock on CTE95	12.1	9.3	6.1	5.6	4.3	2.9
Impact of market shock covered by assets in excess of CTE95 (pre-shock)	1.0	3.0	3.0	1.0	3.0	3.0
Impact of market shock covered by target change in market value of derivatives	11.1	6.3	3.1	4.6	1.3	—

Other Business In-Force

As discussed above, we believe the seasoning of our VA In-Force and our approach to managing VA In-Force exposures will be the primary driver of capital return to shareholders. Although our non-variable annuity in-force block of business generates positive GAAP earnings, the cash generation from this block of business is anticipated to support our new business plans and corporate expenses (as described below) and therefore is not expected to meaningfully contribute to cash flow available to return to shareholders over the next 5 years. However, we expect to seek opportunities to improve the statutory capital generation of these businesses over time.

New Business (Variable Annuities and Other Products)

We plan to generate new product sales that increase value for shareholders by selling products that achieve attractive risk-adjusted margins, maintaining underwriting discipline and employing our risk selection guidelines. We intend to prioritize the value of new business we write over the volume of new business. We have a long-standing market presence with our customers and independent distribution partners, and we plan to offer them a focused product suite that addresses the evolving needs of our target markets and that produces attractive risk-adjusted returns. We will focus on our most productive distribution partners, thereby enhancing the cost and capital efficiency of our sales efforts.

Subject to market and business conditions, our business plan contemplates deposits in excess of $4.0 billion or the equivalent of annualized new premium in excess of $400 million by the time we expect to achieve near complete transition to an operating model of an independently managed company in 2020. We expect the annuity new business we write to produce statutory distributable cash flow on a more accelerated basis, and thus, contribute value to our shareholders and generate positive cash flow available for distribution to shareholders over time.

Corporate Expenses

We will seek to be a financially disciplined and, over time, a cost-competitive product manufacturer with an emphasis on independent distribution. However, our corporate expenses are expected to increase in 2017 during our transition from being a subsidiary of MetLife to an independent publicly traded company. The expected increase in expenses, by approximately $175-$225 million from the 2016 expense levels, we believe will be driven by both expenses required to operate as a stand-alone public company and duplication of certain costs in the transition period. By 2020, we plan to have reduced our annual run-rate corporate expenses by approximately $150 million compared to our initial year as a separate, independent company and consistent with our business strategy, we will continue to pursue additional cost optimization opportunities. Expected future run-rate expenses are not comparable with our past expense levels as a subsidiary of MetLife, as our expenses in 2016 and earlier did not reflect all the costs of an independent publicly traded company.

Capital Management

We currently anticipate maintaining a debt-to-capital ratio of approximately 25%, although we expect to manage at levels in line with our peers and consistent with our financial strength and issuer credit ratings. Additionally, we expect to hold cash and liquid assets at Brighthouse Financial, Inc., Brighthouse Intermediate Company and Brighthouse Services in excess of two years anticipated annual debt interest expense, preferred unit distributions and common stock dividends.

After taking into account the expected sources and uses of cash, our Base Case Scenario anticipates the distribution of approximately 50-70% of cash flow to our shareholders by approximately 2020. Under our Base Case Scenario, we expect to distribute in excess of $1 billion to shareholders through dividends and stock buybacks by 2021, assuming we hold approximately $3.0 billion of assets in excess of the Variable Annuity Target Funding Level by approximately 2020. In more favorable capital market scenarios, there may be incremental upside potential for capital management actions.

Key Assumptions Related to Financial Targets

Actual results related to the targets described above may vary depending on various factors, including the actual capital market outcomes, changes in actuarial models or emergence of actual experience. In setting the targets described above, we have made significant assumptions with respect to, among other things:

•	whether the operational, strategic and other benefits of the separation can be achieved, and our ability to transition to our new operating model and implement our business strategy;

•	new regulations previously issued by the DOL that we expect will be implemented sometime during the planning timeframe, and that such regulations will be consistent with the proposals at the time of this filing;

•	the absence of new regulation such as corporate tax reform;

•	NAIC reserve and capital reform that we expect will beneficially address the existing non-economic nature of the existing reserve regime, specifically the AG 43 Standard Scenario and RBC C3 Phase II reserve requirements;

•	our degree of leverage following the separation due to indebtedness incurred in connection with the separation;

•	limited differences between actual experience and existing actuarial assumptions, including assumptions for which existing experience is limited and experience will emerge over time;

•	the efficacy and maturity of existing actuarial models to appropriately reflect all aspects of our existing blocks of business;

•	the effectiveness and cost of our proposed exposure management strategy, the timing of its implementation and the impact of such strategy on net income volatility and possible negative effects on our statutory capital;

•	our access to capital;

•	the availability of reinsurance and the ability of our counterparties to our reinsurance to honor their obligations; and

•	general conditions of the markets in which our businesses operate.

While these targets are presented with numerical specificity and we believe such targets to be reasonable as of the date of the distribution, given the uncertainties surrounding such assumptions, there are significant risks that these assumptions may not be realized and thus the targets may not be achieved. Accordingly, our actual results are likely to differ from these targets and the differences may be material and adverse, particularly if actual events adversely differ from one or more of our key assumptions. The targets and their underlying assumptions are forward-looking statements and can be affected by any of the factors discussed in “Risk Factors” and “Note Regarding Forward-Looking Statements.” We strongly caution investors not to place undue reliance on any of these assumptions or targets. Except as may be required by applicable securities laws, we are not under any obligation (and expressly disclaim any obligation) to update or alter any assumptions, targets, projections or other related statements that we may make. See “Note Regarding Forward-Looking Statements” and “Risk Factors” for additional information regarding these forward-looking statements.

Our Brand

Our company’s reputation in the insurance industry is founded on the history of the “MetLife” brand, which stands for breaking down the barriers to enable and embolden consumers to act to build financial security. Since MetLife announced the plan to separate its former Retail segment, we have worked to find the right name for the new company we are creating. We first developed a list of approximately 1,500 possible names, then narrowed it down to six finalist names, and arrived at the name Brighthouse.

As we become a stand-alone company, we plan to leverage our high brand awareness and brand strength to transition to the “Brighthouse” brand, which we believe captures our optimistic outlook on what we will create for people’s financial futures, coupled with our guiding principles of simplicity and transparency.

We have been acting on our detailed plans for executing both the operational and legal entity rebranding efforts to move to “Brighthouse” and, on March 6, 2017, we started to operate under the “Brighthouse” brand name. See “Risk Factors — Risks Related to Our Separation from, and Continuing Relationship with, MetLife — Our separation from MetLife could adversely affect our business and profitability due to MetLife’s strong brand and reputation.”

Segments and Corporate & Other

The Company is organized into three segments: two ongoing segments, Annuities and Life, and a Run-off segment. In addition, the Company reports certain of its results of operations in Corporate & Other.

Annuities

Our Annuities business includes a portfolio of variable, fixed, index-linked, and income annuities designed to help meet the financial security needs of individuals as they approach and enter retirement.

Life

Our Life insurance business currently includes term life, whole life, universal life and variable life products. Beginning with the first quarter of 2017, we have focused on term life and universal life products. We may also in the future issue individual disability income products as riders to some of our life insurance policies.

Run-off

This segment consists of operations related to products which we are not actively selling and which are separately managed, including structured settlements, COLI policies, BOLI policies, funding agreements and ULSG. With the exception of ULSG, these legacy business lines were not part of MetLife’s former Retail segment, but were issued by certain of the legal entities that are now part of Brighthouse.

Corporate & Other

Corporate & Other contains the excess capital not allocated to the segments, the results of part of MetLife’s ancillary international operations and ancillary U.S. direct business sold directly to consumers, which were written out of our insurance entities prior to the separation, and interest expense related to the majority of our outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Additionally, Corporate & Other includes assumed reinsurance of certain variable annuity products from a former affiliated operating joint venture in Japan. Under this reinsurance agreement, we reinsured living and death benefit guarantees issued in connection with variable annuity products. Also, Corporate & Other includes a reinsurance agreement to assume certain blocks of indemnity reinsurance from an affiliate. These reinsurance agreements were recaptured effective November 1, 2014. Corporate & Other also includes the elimination of intersegment amounts.

Description of our Segments, Products and Operations

The following table presents the relevant contributions of each of our segments to our revenues, for our ongoing business and for the total Company for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Annuities	$1,152	$1,089	$990
Life	26	20	26

Total ongoing business	1,178	1,109	1,016
Run-off	(539)	468	565
Corporate & Other	47	(36)	35

Total operating revenues	686	1,541	1,616
Adjustments:
Net investment gains (losses)	(78)	7	(435)
Net derivative gains (losses)	(5,851)	(326)	423
Other adjustments	357	(332)	(679)
Provision for income tax (expense) benefit	1,947	229	234

Total	$(2,939)	$1,119	$1,159

The following table presents the total assets for each of our segments and Corporate & Other as of December 31, 2016 and 2015:

	Years Ended December 31,
	2016	2015
	(In millions)
Annuities	$152,146	$148,407
Life	$17,150	$17,887
Run-off	$40,007	$44,059
Corporate & Other	$12,627	$16,372

The following table presents the relevant contributions of our annuity products to our ANP for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Variable	$231	$397	$360
Fixed (1)	61	105	108
Indexed	166	91	38

Total	$458	$593	$506

(1)	Includes both fixed and income annuities as described below.

The following table presents the relevant contributions of our life insurance products, excluding ULSG, to our ANP for the years ended December 31, 2016, 2015 and 2014:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Term	$53	$79	$57
Whole	75	115	98
Universal	19	3	—
Variable	11	23	34

Total Life (Excluding ULSG)	$158	$220	$189

Total Traditional	$128	$194	$155
Total Universal and Variable	$30	$26	$34

Annuities

Overview

The Annuities segment offers a variety of variable, fixed, index-linked and income annuities that are sold to individuals through multiple third-party distribution channels. Annuities are used by consumers for pre-retirement wealth accumulation and post-retirement income management. The “fixed” and “variable” classifications describe generally whether we or the contract holders bear the investment risk of the assets supporting the contract, and determine the manner in which we earn profits from these products, as investment spreads for fixed products or as asset-based fees charged to variable products. Additionally, indexed annuities allow the contract holder to participate in returns from equity indices. Income annuities provide a guaranteed monthly income for a specified period of years and/or for the life of the annuitant.

Our Annuities segment generated operating earnings of $1.2 billion and $1.1 billion for the years ended December 31, 2016 and 2015, respectively. Based on $136.5 billion of AUM, which we define as our general account investments and our separate account assets, we believe we would have ranked fifth among U.S. life insurers in annuity AUM as of December 31, 2015. A substantial amount of this AUM backs deferred annuities that contain surrender charges.

The following table presents account value by remaining surrender charge as of December 31, 2016.

Surrender Charge	Variable Annuities (1)	Fixed Annuities	Total
	(In millions)
0%	$55,842	$9,179	$65,021
>0 to 2%	23,288	2,490	25,778
>2% to 4%	22,687	923	23,610
>4% to 6%	6,228	772	7,000
>6%	5,123	159	5,282

Total	$113,168	$13,523	$126,691

(1)	Indexed annuities are included with variable annuities.

We seek to meet our risk-adjusted return objectives in our Annuities segment through a disciplined risk-selection approach and innovative product design, balancing bottom line profitability with top line growth, while remaining focused on margin preservation. Our underwriting approach and product design take into account numerous criteria, including evolving consumer demographics and macroeconomic market conditions, offering a suite of products tailored to respond to external factors without compromising internal constraints. As an example, between 2011 and 2016 we reduced our ANP of our variable annuity contracts by approximately 90% and introduced Shield Level Selector in state by state phases starting in 2013, a single premium deferred index-linked annuity product, to respond to market downturns and consumer demands without compromising our risk-adjusted return hurdles and while maintaining our distribution access where necessary. We believe we have the product design capabilities and distribution relationships to permit us to design and offer new products meeting our risk-adjusted return requirements. We believe these capabilities will enhance our ability to maintain market presence and relevance over the long-term. We intend to meet our risk management objectives by continuing to hedge market risks associated with our existing annuity products as well as new business. See “— Variable Annuity Risk Management.”

The following table presents the insurance liabilities on directly written in-force annuity products within the Annuities segment as of December 31, 2016, 2015 and 2014:

	As of December 31,
	2016	2015	2014
	(In millions)
Variable (1)	$5,444	$5,374	$5,477
Fixed	$13,523	$14,300	$15,173
Index-Linked	$3,043	$1,418	$530
Income	$4,450	$4,184	$3,544

(1)	Includes the contract holder account balances and does not include the liabilities for guarantees.

Current Products

Our Annuities segment product offerings include fixed, variable, indexed and income annuities (each as described below) and are designed to address customer needs for tax-deferred asset accumulation and retirement income and their wealth-protection concerns. Under our variable annuities, the contract holder can choose to invest his or her purchase payments in either the separate account or the general account investment options under the contract. For the separate account options, the contract holder can elect among several internally and externally managed subaccounts offered at that time. For the general account options, Brighthouse credits the contract’s account value with the net purchase payment and credits interest to the contract holder at rates declared periodically, subject to a guaranteed minimum crediting rate. Some of our annuity products are immediate income annuities, for which the contract holder can choose to receive periodic income payments beginning within 13 months after the first purchase payment is received. Our other annuities are known as deferred annuities, for which the contract holder may defer beginning periodic income payments until a later date. In 2013 we began a shift in our business towards products with lower crediting rates, variable annuity products with less risky living benefits and increased emphasis on Shield Level Selector, a suite of single premium index-linked deferred annuity contracts. Since 2014 our new guarantees sales have primarily consisted of variable annuities with simplified living benefits and Shield Level Selector. As a separate, publicly traded company, we believe we can continue to innovate in response to customer and distributer needs and market conditions.

Fixed Annuities

In contrast to variable annuities, where contract holders can invest in both equity and debt instruments and bear risk of loss of their investment, fixed annuities address asset accumulation needs by offering an interest crediting rate that we declare from time to time, subject to a guaranteed minimum rate, and providing a guarantee related to the preservation of principal and interest credited. Purchase payments under deferred fixed annuity contracts are allocated to our general account and are credited with interest at rates we determine, subject to specified guaranteed minimums. Credited interest rates are guaranteed for at least one year. To protect from premature withdrawals, we impose surrender charges. Surrender charges are typically applicable during the early years of the annuity contract, with a declining level of surrender charges over time. We expect to earn a spread between what we earn on the underlying general account investments supporting the fixed annuity product line and what we credit to our fixed annuity contract holders’ accounts. Surrender charges allow us to recoup amounts we expended to initially market and sell such annuities.

Index-Linked Annuities

The index-linked family of annuities combines certain features of variable and fixed annuities. Shield Level Selector is a suite of single premium deferred annuity contracts that provides for accumulation of retirement savings and is intended for retirement or other long-term investment purposes. The index-linked annuities we currently offer provide the ability for the contract holder to participate in the appreciation of certain financial markets up to a stated level (i.e., a “cap”), while offering protection from a portion of declines in the applicable indices or benchmark (i.e., a “shield” or “protection level”) unlike a variable annuity, which typically passes through the performance of the relevant separate account assets. Rather than allocating purchase payments directly into the equity market, the customer has an opportunity to participate in the returns of a particular market index, such as the S&P 500, for a specified term. The contract is credited interest based on the performance of that index over a period of time, with certain parameters on the maximum level of performance as of the end of the selected term, as well as protection from losses up to a specified level. The reserve assets are held in a book value non-unitized separate account, but the issuing insurance company is obligated to pay distributions and benefits irrespective of the value of the separate account assets. Interest is calculated based on parameters that are periodically declared by us for both the initial and subsequent periods. Certain index-linked annuities also have optional minimum death benefits that guarantee a return of premium.

Income Annuities

Income annuities are annuity contracts under which the contract holder contributes a portion of their retirement assets in exchange for a steady stream of retirement income, lasting either for a specified period of time or as long as the life of the annuitant.

We offer two types of income annuities: immediate income annuities, referred to as “single premium immediate annuities” (“SPIAs”) and deferred income annuities (“DIAs”). Both products provide guaranteed lifetime income that can be used to supplement other retirement income sources. SPIAs are single premium annuity products that provide a guaranteed level of income to the contract holder for a specified number of years or the duration of the life of the annuitant(s) beginning during the first 13 months (in certain products longer) from the SPIA’s start date. DIAs differ from SPIAs in that they require the contract holder to wait at least 15 months before starting income payments. If a contract holder makes multiple purchase payments on the DIA to build pension-like income over time, each payment will restart the waiting period. SPIAs and DIAs are priced based on considerations consistent with the annuitant’s age, gender and, in the case of DIAs, the deferral period. DIAs provide a pension-like stream of income payments after a specified deferral period. DIAs are flexible premium payment products that guarantee a specified amount of income, based on the contract holder’s age, gender and deferral period. Income annuities offered currently allow level or increasing income payments, as well as optional guaranteed death benefits.

Variable Annuities

We issue variable annuity contracts that offer contract holders a tax-deferred basis for wealth accumulation and rights to receive a future stream of payments. The contract holder can choose to invest his or her purchase payments in the separate account or, if available, the general account investment options under the contract. For the separate account options, the contract holder can elect among several internally and externally managed subaccounts offered at that time, and unless the contract holder has elected to pay additional amounts for guaranteed minimum benefits (“GMxBs”), as discussed below, the contract holder bears the entire risk and receives all of the net returns resulting from the variable investment option chosen. For the general account options, Brighthouse credits the contract’s account value with the net purchase payment and credits interest to the contract holder at rates declared periodically, subject to a guaranteed minimum crediting rate. The account value of most types of general account options is guaranteed and is not exposed to market risk, because the insurance company rather than the contract holder directly bears the risk that the value of the underlying general account investments of the insurance companies may decline. All IRAs and other tax qualified plan investment vehicles offer tax-deferral. There should be reasons other than tax deferral for purchasing a variable annuity. As of December 31, 2016, our variable annuity total account value was $110.2 billion, consisting of $105 billion of contract holder separate account assets and $5.4 billion of contract holder general account assets.

The majority of the deferred variable annuities we have issued have GMxBs, which we believe make these products attractive to our customers in periods of economic uncertainty. These GMxBs must be chosen by the contract holder no later than at the issuance of the contract. The primary types of GMxBs are those that guarantee death benefits payable upon the death of a contract holder, known as GMDBs and those that guarantee benefits payable while the contract holder or annuitant is alive, which are called GMLBs. There are three primary types of GMLBs: GMIB, GMWB and GMAB. We ceased issuing GMIBs for new purchase in February 2016.

The guaranteed benefit received by a contract holder pursuant to the GMxBs is calculated based on the Benefit base. The calculation of the Benefit base varies by benefit type and may differ in value from the contract holder’s account value for the following reasons:

•	The Benefit base is defined to exclude the effect of a decline in the market value of the contract holder’s account value. By excluding market declines, actual claim payments to be made in the future to the contract holder will be determined without giving effect to equity market declines.

•	The terms of the Benefit base may allow it to increase at a guaranteed rate irrespective of the rate of return on the contract holder’s account value.

•	The Benefit base may also increase with subsequent purchase payments, after the initial purchase payment made by the contract holder at the issuance of the contract, or at the contract holder’s election with an increase in the account value due to market performance.

GMxBs provide the contract holder with protection against the possibility that a downturn in the markets will reduce the specified benefits that can be claimed under the contract. The principal features of our in-force block of variable annuity contracts with GMxBs are as follows:

•	GMDBs, a contract holder’s beneficiaries are entitled to the greater of (a) the account value or (b) the Benefit base upon the death of the annuitant;

•	GMIBs, a contract holder is entitled to annuitize the policy and receive a minimum amount of lifetime income based on pre-determined payout factors and the Benefit base, which could be greater than the underlying account value;

•	GMWBs, a contract holder is entitled to withdraw each year a maximum amount of their Benefit base, which could be greater than the underlying account value; and

•	GMABs, a contract holder is entitled to a percentage of the Benefit base, which could be greater than the account value, after the specified accumulation period, regardless of actual investment performance.

Variable annuities may have more than one GMxB. Variable annuities with a GMLB may also have a GMDB. Additional detail concerning our GMxBs is provided in “— Variable Annuity Risk Management.” In addition to our directly written business, we also currently assume from an affiliate certain GMxBs pursuant to a coinsurance agreement. A significant amount of this assumed business was recaptured in connection with the formation of MetLife USA, now Brighthouse Insurance, in November 2014 with an expectation that the remaining risks will be fully recaptured on or before the separation. See “Formation of Brighthouse and the Restructuring.” Accordingly, the remainder of this section only covers the variable annuity contracts which we directly issue.

Fees on Account Value and Benefit Base

For the account value that the contract holder has elected to invest through a separate account, we earn various types of fee revenue based on account value, fund assets and Benefit base. In general, GMxB fees calculated based on the Benefit base are more stable in market downturns compared to fees based on the account value.

Mortality & Expense and Administrative Fees. We earn mortality and expense fees (“M&E Fees”) as well as administrative fees on variable annuity contracts. The M&E Fees are calculated based on the portion of the contract holder’s account value allocated to the separate accounts and are expressed as an annual percentage deducted daily. These fees are used to offset the insurance and operating expenses relating to our variable annuity contracts. Additionally, the administrative fees are charged either based on the daily average of the net asset values in the subaccounts or when contracts fall below minimum values based on a flat annual fee per contract.

Surrender Charges. Many, but not all, variable annuity contracts depending on their share class may also impose surrender charges on withdrawals for a period of time after the purchase and in certain products for a period of time after each subsequent deposit, also known as the surrender charge period. A surrender charge is a deduction of a percentage of the contract holder’s account value prior to distribution to him or her. Surrender charges generally decline gradually over the surrender charge period, which can range from zero to 10 years. Our variable annuity contracts typically permit contract holders to withdraw up to 10% of their account value each year without any surrender charge, although their guarantees may be significantly impacted by such withdrawals. Contracts may also specify circumstances when no surrender charges apply, for example, upon payment of a death benefit.

Investment Management Fees. We charge investment management fees for managing the proprietary mutual funds managed by our subsidiary Brighthouse Advisers, that are offered as investments under the variable annuities. Investment management fees are also paid on the non-proprietary funds managed by investment advisors unaffiliated with us, to the unaffiliated investment advisors. Investment management fees differ by fund. A portion of the investment management fees charged on proprietary funds managed by subadvisors unaffiliated with us are paid by us to the subadvisors. Investment management fees reduce the net returns on the variable annuity investments.

12b-1 Fees and other revenue. 12b-1 fees are paid by the mutual funds which our contract holders chose to invest in and are calculated based on the net assets of the funds allocated to our subaccounts. These fees reduce the returns contract holders earn from these funds. Additionally, mutual fund companies with funds which are available to contract holders through the variable annuity subaccounts pay us fees consistent with the terms of administrative service agreements. These fees are funded from the fund companies’ net revenues.

Death Benefit Rider Fees. We may earn fees in addition to the base mortality and expense fees for promising to pay GMDBs. The fees earned vary by generation and rider type. For some death benefits, the fees are calculated based on account value, but for enhanced death benefits, the fees are normally calculated based on the Benefit base. In general, these fees were set at a level intended to be sufficient to cover the anticipated expenses of covering claim payments and hedge costs associated with these benefits.

Living Benefit Riders Fees. We earn these fees for promising to pay guaranteed benefits while the contract holder is alive, such as for any type of GMLB (including GMIBs, GMWBs and GMABs). The fees earned vary by generation and rider type and are calculated based on the Benefit base. In general these fees were set at a level intended to be sufficient to cover the anticipated expenses of covering claim payments and hedge costs associated with these benefits.

The following table presents the fees and charges we earn on our variable annuity contracts invested in separate accounts, by type of fee, for the years ended December 31, 2016 and 2015, respectively.

	Fees and Charges (1) (2)
	Year Ended December 31, 2016	Year Ended December 31, 2015
	(In millions)
M&E and Administrative Fees	$1,251	$1,348
Surrender Charges	29	35
Investment Management	244	277
12B-1 and Other Revenue	284	278
Death Benefit Rider	214	210
Living Benefit Riders (2)	947	923

Total Fees	$2,969	$3,071

(1)	The fees and charges in this table are gross fees and charges and do not incorporate related expenses.
(2)	Includes fees and charges attributed to embedded derivatives that are not reflected as fee revenue in the combined income statements.

In addition to fees, we also earn a spread on the portion of the account value allocated to the general account.

Pricing and Risk Selection

Product pricing reflects our pricing standards and guidelines. Annuities are priced based on various factors, which may include investment returns, expenses, persistency, longevity, policyholder behavior, equity market returns, and interest rate scenarios.

Rates for annuity products are highly regulated and generally the forms of which must be approved by the regulators of the jurisdictions in which the product is sold. The offer and sale of variable annuity products are regulated by the Securities and Exchange Commission (the “SEC”). Generally, these products include pricing terms that are guaranteed for a certain period of time. Such products generally include surrender charges for early withdrawals and fees for guaranteed benefits. We periodically reevaluate the costs associated with such guarantees and may adjust pricing levels accordingly. Further, from time to time, we may also reevaluate the type and level of guarantee features being offered. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates.”

We continually review our pricing guidelines in light of applicable regulations and to ensure that our policies remain competitive and supportive of our marketing strategies and profitability goals.

Variable Annuity Risk Management

Evolution of our Variable Annuity Business

Our in-force variable annuity block reflects a wide variety of product offerings within each type of guarantee, reflecting the changing nature of these products over the past two decades. The changes in product features and terms over time are driven partially by customer demand but also reflect our continually refined evaluation of the guarantees, their expected long-term claims costs and the most effective market risk management strategies in the prevailing market conditions.

We introduced our variable annuity product over 50 years ago and began offering GMIBs, which were our first living benefit riders, in 2001. The design of our more recent generations of GMIBs have been modified to reduce payouts in certain circumstances. Beginning in 2009, we reduced the minimum payments we guaranteed if the contract holder were to annuitize, in 2012 we began to reduce the guaranteed roll-up rates on the Benefit base, and, after first reducing the maximum equity allocation in separate accounts, in 2011 we introduced managed volatility funds for all our GMLBs.

While we added GMWBs to our variable annuity product suite in 2003, we shifted our marketing focus from GMIBs to GMWBs in 2015 with the release of FlexChoiceSM, our latest GMWB with lifetime payments (“GMWB4L”). We ceased offering GMIBs for new purchase in February 2016 and to the extent permitted, we have suspended subsequent premium payments on all but our final generation of GMIBs.

In 2013, we introduced Shield Level Selector, which generated approximately $1.7 billion and $0.9 billion of new deposits for the years ended December 31, 2016 and 2015, respectively, representing 41% and 19% of our annuity deposits for the years ended December 31, 2016 and 2015, respectively. We intend to increase sales of Shield Level Selector due to growing consumer demand for the product. In addition, we believe that the Shield Level Selector may provide us with risk diversification to the GMxBs offered in our traditional variable annuity products. As of December 31, 2016, there was $3.3 billion of policyholder account balances for Shield Level Selector.

With the goal of continuing to diversify and better manage our in-force block, in the future we intend to focus on selling the following products:

•	variable annuities with GMWBs;

•	variable annuities without GMLBs; and

•	index-linked annuities, including the Shield Level Selector.

The table below presents our variable and index-linked annuity deposits and ANP for the years ended December 31, 2016 and 2015.

	Deposits		Annual New Premium
	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2016	Year Ended December 31, 2015
	(In millions)
GMIB (1)	$358	$859	$35	$86
GMWB (2)	1,356	1,869	133	187
GMAB	54	509	5	51
GMDB only	589	705	58	73
Shield Level Selector	1,656	905	166	91

Total	$4,013	$4,847	$397	$488

(1)	We ceased issuing GMIBs for new purchase in February 2016.
(2)	The decline in sales of GMWBs and GMABs reflects the sales suspension by a significant distributor in 2016.

We describe below in more detail the product features and relative account values, Benefit base and net amount at risk (“NAR”) for our death benefit and living benefit guarantees.

Guaranteed Death Benefits

Since 2001, we have offered a variety of GMDBs to our contract holders, which include the following (with no additional charge unless noted):

•	Account Value Death Benefit. The Account Value Death Benefit returns the account value at the time of the claim with no imposition of surrender charges at the time of the claim.

•	Return of Premium Death Benefit. The Return of Premium Death Benefit, also referred to as Principal Protection, comes standard with many of our base contracts and pays the greater of the contract holder’s account value at the time of the claim or their total purchase payments, adjusted proportionately for any withdrawals.

•	Interval Reset. The Reset Death Benefit enables the contract holder to lock in their guaranteed death benefit on the interval anniversary date with this level of death benefit being reset (either up or down) on the next interval anniversary date. This may only be available through a maximum age. This death benefit pays the greater of the contract holder’s account value at the time of the claim, their total purchase payments, adjusted proportionately for any withdrawals, or the interval reset value, adjusted proportionally for any withdrawals. We no longer offer this guarantee.

•	Annual Step-Up Death Benefit. Contract holders may elect, for an additional fee, the option to step up their guaranteed death benefit on any contract anniversary through age 80. The Annual Step-Up Death Benefit allows for the contract holder to lock in the high water mark on their death benefit adjusted proportionally for any withdrawals. This death benefit may only be elected at issue through age 79. Fees charged for this benefit are usually based on account value. This death benefit pays the greater of the contract holder’s account value at the time of the claim, their total purchase payments, adjusted proportionately for any withdrawals, or the highest anniversary value, adjusted proportionally for any withdrawals.

•	Combination Death Benefit. Contract holders may elect, for an additional fee, a combination death benefit that, in addition to the Annual Step-Up Death Benefit as described above, includes a roll-up feature which accumulates aggregate purchase payments at a predetermined roll-up rate, as adjusted for withdrawals. Descriptions of the two principal versions of this guaranteed death benefit are as follows:

•	Compounded-Plus Death Benefit. The death benefit is the greater of (i) the account value at time of the claim, (ii) highest anniversary value (highest anniversary value/high water mark through age 80, adjusted proportionately for any withdrawals) or (iii) a roll-up Benefit base, which rolls up through age 80, and is adjusted proportionally for withdrawals. Fees for this benefit are calculated and charged against the account value. We stopped offering this rider in 2013.

•	Enhanced Death Benefit (“EDB”). The death benefit is equal to the Benefit base which is defined as the greater of (i) the highest anniversary value Benefit base (highest anniversary value/high water mark through age 80, adjusted proportionately for any withdrawals) or (ii) a roll-up benefit, which may apply to the step-up (rollup applies through age 90), which allows for dollar-for-dollar withdrawals up to the permitted amount for that contract year and proportional adjustments for withdrawals in excess of the permitted amount. The fee may be increased upon step-up of the roll-up Benefit base. Fees charged for this benefit are calculated based on the Benefit base and charged annually against the account value. We stopped offering this rider on a stand-alone basis in 2011.

In addition, we currently also offer an optional death benefit for an additional fee with our FlexChoiceSM GMWB4L rider, available at issue through age 65, which has a similar level of death benefit protection as the Benefit base for the living benefit rider. However, the Benefit base for this death benefit is adjusted for all withdrawals.

The table below presents the breakdown of account value and Benefit base as of December 31, 2016 and December 31, 2015 for the above described GMDBs:

	December 31, 2016 (1)		December 31, 2015 (1)
	Account Value	Benefit Base	Account Value	Benefit Base
	(In millions)
Account Value / Other	$3,180	$3,194	$3,012	$3,012
Return of Premium	49,018	49,137	49,563	49,780
Interval Reset	5,598	5,643	5,678	5,727
Annual Step-Up	22,863	23,200	23,742	24,921
Combination Death Benefit (2)	29,859	35,179	30,216	34,971

Total	$110,518	$116,353	$112,211	$118,411

(1)	Many of our annuity contracts offer more than one type of guarantee such that death benefit guarantee amounts listed above are not mutually exclusive to the amounts in the GMLBs table below.
(2)	“Combination Death Benefit” includes Compounded-Plus Death Benefit, Enhanced Death Benefit, and FlexChoiceSM death benefit.

Guaranteed Living Benefits

Our in-force block of variable annuities consists of three varieties of GMLBs, including variable annuities with GMIBs, GMWBs and GMABs. Since 2001, we have offered a variety of guaranteed living benefit riders to our contract holders. Based on total account value, approximately 80% of our variable annuity block included living benefit guarantees at both December 31, 2016 and December 31, 2015.

GMIBs. GMIBs are our largest block of living benefit guarantees based on in-force account value. Contract holders must wait for a defined period, usually 10 years, before they can elect to receive income through guaranteed annuity payments. This initial period when the contract holder invests their account value in the separate and/or general account to grow on a tax-deferred basis is often referred to as the accumulation phase. The contract holder may elect to continue the accumulation phase beyond the waiting period in order to maintain access to their account value or continue to participate in the growth of both the account value and Benefit base pursuant to the contract terms. During the accumulation phase, the contract holder still has access to his or her account value through the following choices, although their Benefit base may be adjusted downward consistent with these choices:

•	Partial surrender or withdrawal to a maximum specified amount each year (typically 10% of account value). This action does not trigger surrender charges, but the Benefit base is adjusted downward depending on the contract terms;

•	Full surrender or lapse of the contract, with the net proceeds paid to the contract holder being the then prevailing account value less surrender charges defined in the contract; or

•	Limited “Dollar-for-Dollar Withdrawal” from the account value as described in the paragraph below.

The second phase of the contract starts upon annuitization. The occurrence and timing of annuitization depends on how contract holders choose to utilize the multiple benefit options available to them in their annuity contract. Below are examples of contract holder benefit utilization choices that can affect benefit payment patterns and reserves:

•	Lapse. The contract holder may lapse or exit the contract at which time all GMxB guarantees are cancelled. If he or she partially exits, the GMxB Benefit base may be reduced in accordance with the contract terms.

•	Use of Guaranteed Principal Option after waiting period. For certain GMIB contracts issued since 2005, the contract holder has the option to receive a lump sum return of initial premium less withdrawals (the Benefit base does not apply) in exchange for cancellation of the GMIB optional benefit.

•	Dollar-for-Dollar Withdrawal. The contract holder may, in any year, withdraw, without penalty and regardless of the underlying account value, a portion of his or her account value up to a percentage of the Benefit base (“roll-up rate”). The withdrawal reduces the contract holder’s Benefit base “dollar-for-dollar.” If making such withdrawals in combination with market movements reduces the account value to zero, the contract may have an automatic annuitization feature, which entitles the contract holder to receive a stream of lifetime (with period certain) annuity payments based on a variety of factors, including the Benefit base, the age and gender of the annuitant, and predetermined annuity interest rates and mortality rates. The Benefit base depends on the contract terms, but the majority of our in-force has a greater of roll-up or step-up combination Benefit base similar to the roll-up and step-up Benefit base described above in “— Guaranteed Death Benefits.” Any withdrawal greater than the roll-up rate would result in a penalty which may be a proportional reduction in the Benefit base.

•	Elective Annuitization. The contract holder may elect to annuitize the account value or exercise the guaranteed annuitization under the GMIB. The guaranteed annuitization entitles the contract holder to receive a stream of lifetime (with period certain) annuity payments based on the same factors that would be used as if the contract holder elected to annuitize.

•	Do nothing. If the contract holder elects to continue to remain in the accumulation phase past the maximum age for electing annuitization under the GMIB and the account value has not depleted to zero, then the contract will continue as a variable annuity with a death benefit. The Benefit base for the death benefit may be the same as the Benefit base for the GMIB.

Contract holder behaviors around choosing a particular option cannot be predicted with certainty at the time of contract issuance or thereafter. The incidents and timing of benefit elections and the resulting benefit payments may materially differ from those we anticipate at the time we issue a variable annuity contract. As we observe actual contract holder behavior, we periodically update our assumptions with respect to contract holder behavior and take appropriate action with respect to the amount of the reserves we establish for the future payment of such benefits. See “Risk Factors — Risks Related to our Business — Guarantees within certain of our products may decrease our earnings, decrease our capitalization, increase the volatility of our results, result in higher risk management costs and expose us to increased counterparty risk” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates.”

We have employed several risk exposure reduction strategies at the product level. These include reducing the interest rates used to determine annuity payout rates on GMIBs from 2.5% to 0.5% over time, partially in response to the low interest rate environment. In addition, we increased the setback period used to determine the annuity payout rates for contract holders from seven years to 10 years. For example, a 10 year age setback would determine actual annuitization monthly payout rates for a contract holder assuming they were 10 years younger than their actual age at the time of annuitization, thereby reducing the monthly guaranteed annuity claim payments. We have also reduced the guarantee roll-up rates from 6% to 4%.

Additionally, we introduced limitations on fund selections inside variable annuity contracts. In 2005, we reduced the maximum equity allocation in the separate accounts. Additionally, in 2011 we introduced managed volatility funds to our fund offerings in conjunction with the introduction of our last generation GMIB product “Max.” Approximately 33% of the $64.5 billion and 32% of the $65.9 billion of GMIB total account value was invested in managed volatility funds as of December 31, 2016 and December 31, 2015, respectively. The managers of these funds seek to reduce the risk of large, sudden declines in account value during market downturns by managing the volatility or draw-down risk of the underlying fund holdings by re-balancing the fund holdings within certain guidelines or overlaying hedging strategies at the fund level. We believe that these risk mitigation actions at the fund level reduce the amount of hedging or reinsurance we require to manage our risks arising from guarantees we provide on the underlying variable annuity separate accounts.

GMWBs. GMWBs have a Benefit base that contract holders may roll up for up to 10 years. If contract holders take withdrawals early, the roll up may be less than 10 years. This is in contrast to GMIBs, in which roll ups may continue beyond 10 years. Therefore, the roll-up period for the Benefit base on GMWBs is typically less uncertain and is shorter than those on GMIBs. Additionally, the contract holder may receive income only through withdrawal of his or her Benefit base. These withdrawal percentages are defined in the contract and differ by the age when contract holders start to take withdrawals. Withdrawal rates may differ if they are offered on a single contract holder or a couple (joint life). GMWBs primarily come in two versions depending on if they are period certain or if they are lifetime payments, GMWB4L. Our latest generation of GMWB4L, FlexChoiceSM, includes the additional option to take the remaining lifetime payments in an actuarially calculated lump sum when the account value reaches zero.

GMABs. GMABs guarantee a minimum amount of account value to the contract holder after a set period of time, which can also include locking in capital market gains. This protects the value of the annuity from market fluctuations.

The table below presents the breakdown of our variable annuity account value and Benefit base by type of GMLBs as of December 31, 2016 and December 31, 2015.

	December 31, 2016 (1) (2)		December 31, 2015 (1) (2)
	Account Value	Benefit Base	Account Value	Benefit Base
	(In millions)
GMIB	$64,505	$78,797	$65,875	$79,101
GMWB (3)	3,374	2,858	3,649	3,198
GMWB4L	19,208	20,302	18,717	19,995
GMAB	697	634	676	620

Total	$87,784	$102,591	$88,917	$102,914

(1)	Many of our annuity contracts offer more than one type of guarantee such that living benefit guarantee amounts listed above are not mutually exclusive to the amounts in the GMDBs table above.
(2)	As of December 31, 2016 and December 31, 2015, the total account value includes investments in the general account totaling $5.4 billion.
(3)	Does not include GMWB4Ls.

Net Amount at Risk

The NAR for the GMDB is the amount of death benefit in excess of the account value (if any) as of the balance sheet date. It represents the amount of the claim we would incur if death claims were made on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.

The NAR for the GMWB and GMAB is the amount of guaranteed benefit in excess of the account values (if any) as of the balance sheet date. The NAR assumes utilization of benefits by all contract holders as of the balance sheet date. For the GMWB benefits, only a small portion of the Benefit base is available for withdrawal on an annual basis. For the GMAB, the NAR would not be available until the GMAB maturity date.

The NAR for the GMWB4L is the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates, equal to the lifetime amount provided under the guaranteed benefit. For contracts where the GMWB4L provides for a guaranteed cumulative dollar amount of payments, the NAR is based on the purchase of a lifetime with period certain income stream where the period certain ensures payment of this cumulative dollar amount. The NAR represents our potential economic exposure to such guarantees in the event all contract holders were to begin lifetime withdrawals on the balance sheet date regardless of age. Only a small portion of the Benefit base is available for withdrawal on an annual basis.

The NAR for the GMIB is the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents our potential economic exposure to such guarantees in the event all contract holders were to annuitize on the balance sheet date, even though the guaranteed amount under the contracts may not be annuitized until after the waiting period of the contract.

The account values and NAR of contract owners by type of guaranteed minimum benefit for variable annuity contracts are summarized below as of December 31, 2016 and December 31, 2015.

	As of December 31, 2016 (1)
	Account Value	Death Benefit NAR (1)	Living Benefit NAR (1)	% of Account Value In-the-Money (2)
	(Dollars in millions)
GMIB	$44,945	$2,334	$3,006	31.0%
GMIB Max w/ Enhanced DB	12,461	2,407	0.42	<0.1%
GMIB Max w/o Enhanced DB	7,098	37	0.10	<0.1%
GMWB4L (FlexChoiceSM)	1,519	9	3	5%
GMAB	697	6	6	42.6%
GMWB (3)	3,373	41	29	15.0%
GMWB4L	17,689	96	524.2	24.0%
EDB Only	3,814	560	—	N/A
GMDB Only (Other than EDB)	18,922	348	—	N/A

Total	$110,518	$5,838	$3,569

(1)	The “Death Benefit NAR” and “Living Benefit NAR” are not additive at the contract level.

(2)	In-The-Money is defined as any contract with a living benefit NAR in excess of zero.
(3)	Does not include GMWB4Ls.

	As of December 31, 2015 (1)
	Account Value	Death Benefit NAR (1)	Living Benefit NAR (1)	% of Account Value In-the-Money (2)
	(Dollars in millions)
GMIB	$46,046	$2,579	$2,390	26.9%
GMIB Max w/ Enhanced DB	12,632	2,024	—	N/A
GMIB Max w/o Enhanced DB	7,197	81	—	N/A
GMWB4L (FlexChoiceSM)	508	11	—	N/A
GMAB	676	16	16	68.1%
GMWB (3)	3,649	94	73	34.9%
GMWB4L	18,209	295	387	34.5%
EDB Only	3,834	508	—	N/A
GMDB Only (Other than EDB)	19,460	562	—	N/A

Total	$112,211	$6,170	$2,866

(1)	The “Death Benefit NAR” and “Living Benefit NAR” are not additive at the contract level.
(2)	In-The-Money is defined as any contract with a living benefit NAR in excess of zero.
(3)	Does not include GMWB4Ls.

Reserves

Under GAAP, certain of our variable annuity guarantee features are accounted for as insurance liabilities and recorded on the balance sheet in Future Policy Benefits with changes reported in policyholder benefits and claims. These liabilities are accounted for using long term assumptions of equity and bond market returns and the level of interest rates. Therefore, these liabilities, valued at $3.5 billion as of December 31, 2016, are less sensitive than derivative instruments to periodic changes to equity and fixed income market returns and the level of interest rates. Guarantees accounted for in this manner include GMDBs as well as the life contingent portion of GMIBs and certain GMWBs. Other guarantees are accounted for as embedded derivatives and recorded on the balance sheet in Policyholder Account Balances with changes reported in net derivative gains (losses). These liabilities, valued at $2.6 billion as of December 31, 2016 accounted for at fair value. Guarantees accounted for in this manner include GMABs, GMWBs and the non-life contingent portions of GMIBs. In some cases, a guarantee will have multiple features or options that require separate accounting such that the guarantee is not fully accounted for under only one of the accounting models (known as “split accounting”). See “ Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates.”

The table below presents the GAAP reserve balances by guarantee type and accounting model as of December 31, 2016 and 2015.

	Reserves
	As of December 31, 2016			As of December 31, 2015
	Future Policy Benefits (1)	Policyholder Account Balances (2)	Total Reserves	Future Policy Benefits (1)	Policyholder Account Balances (2)	Total Reserves
	(In millions)
GMDB	$987	$—	$987	$741	$—	$741
GMIB	2,041	2,026	4,067	1,836	109	1,945
GMIB Max	294	(2)	292	168	(262)	(94)
GMAB	—	1	1	—	9	9
GMWB (3)	—	50	50	—	83	83
GMWB4L	138	268	406	104	278	382
GMWB4L (FlexChoiceSM)	—	15	15	—	(81)	(81)

Total	$3,460	$2,358	$5,818	$2,849	$136	$2,985

(1)	Does not include amounts assumed from an affiliate of $102 million and $88 million of insurance liabilities as of December 31, 2016 and December 31, 2015, respectively.
(2)	Does not include $460 million and $428 million of embedded derivatives as of December 31, 2016 and December 31, 2015, respectively.
(3)	Does not include GMWB4Ls.

The carrying values of these guarantees can change significantly during periods of sizable and sustained shifts in equity market performance, equity market volatility, or interest rates. Carrying values are also affected by our assumptions around mortality, separate account returns and policyholder behavior, including lapse, annuitization and withdrawal rates. See “Risk Factors — Risks Related to our Business — Guarantees within certain of our products may decrease our earnings, decrease our capitalization, increase the volatility of our results, result in higher risk management costs and expose us to increased counterparty risk.” Furthermore, changes in policyholder behavior assumptions can result in additional changes in accounting estimates.

Description of Existing Variable Annuity Exposure Management Strategy

We currently use freestanding interest rate and equity derivatives to hedge the market risks inherent in our variable annuity contract guarantees. Our existing hedge program uses a combination of short-term and longer-term derivative instruments to reduce the need to execute transactions during periods of market disruption or higher volatility. We continually monitor the capital markets for opportunities to adjust our derivative positions for liability coverage, as appropriate. We also use swaps and futures to dynamically adjust the daily coverage levels as markets and liability exposures fluctuate.

The table below presents the gross notional amount, estimated fair value, and primary underlying risk exposure of the derivatives in our existing hedge program for our variable annuity product guarantees as of December 31, 2016 and December 31, 2015:

		December 31, 2016			December 31, 2015
Primary Underlying Risk Exposure	Instrument Type	Gross Notional Amount	Estimated Fair Value		Gross Notional Amount	Estimated Fair Value
			Assets	Liabilities		Assets	Liabilities
		(In millions)
Interest rate	Interest rate swaps	$16,551	$1,180	$787	$10,461	$946	$387
	Interest rate futures	1,288	9	—	630	2	—
	Interest rate options	15,520	136	—	18,620	472	6
Equity market	Equity futures	8,037	38	—	3,669	37	—
	Equity options	37,215	895	934	43,714	1,031	626
	Variance swaps	14,894	140	517	14,866	120	434
	Equity total return swaps	2,855	1	117	2,814	31	49

	Total	$96,360	$2,399	$2,355	$94,774	$2,639	$1,502

For hedges of guarantees that are accounted for under the insurance accrual based model the change in estimated fair value of our derivatives is reported in policyholder benefits and claims. For hedges of guarantees that are accounted for as embedded derivatives the change in estimated fair value of our derivatives is recorded in net derivative gains (losses). Period to period changes in the amounts we record as future policy benefits and net derivatives gains (losses) affect our net income and stockholders equity in any given period. These effects can be material. See “Risk Factors — Risks Related to our Business — Our proposed variable annuity exposure management strategy may not be fully implemented prior to the distribution, may not be effective, may result in net income volatility and may negatively affect our statutory capital” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates.”

Description of Proposed Variable Annuity Exposure Management Strategy

We intend to implement an exposure risk management program which seeks to mitigate the potential adverse effects of changes in equity markets and interest rates on our statutory capitalization and statutory distributable cash flows. The principal focus of our exposure risk management program will be to maintain assets, including derivatives, supporting our variable annuity contracts at the variable annuity target funding level, which we intend to be CTE95 (the “Variable Annuity Target Funding Level”). As of December 31, 2016, assuming the transactions to be executed in connection with the separation had occurred as of such date, we estimate that we would have held approximately $2.1 of assets in excess of CTE95, which would be equivalent to holding assets at approximately a CTE98 standard as of December 31, 2016. We intend to hold non-derivative assets supporting our variable annuity contracts to sustain asset adequacy during modest market downturns without substantial reliance on gains on derivative instruments and, accordingly, reduce the need for hedging the daily or weekly fluctuations from small movements in capital markets.

Conditional tail expectations, which we refer to as “CTE,” is a statistical tail risk measure used to assess the adequacy of assets supporting variable annuity contract liabilities. In general, under applicable NAIC guidelines, the amount of assets required to support statutory reserves and capital for variable annuity contracts is substantially influenced by the outcome of 1,000 stochastic capital market scenarios and the Standard Scenario. Although the NAIC does not specify these scenarios, the 1,000 scenarios we select for purposes of our stochastic modeling must comply with guidelines promulgated by the NAIC. Under current NAIC guidelines the total amount of assets required to support the statutory reserves and capital relating to our variable annuity contracts, which we refer to as the “Statutory Total Asset Requirement” or “Statutory TAR,” must be at least equal to the greater of (a) the average amount of assets needed to satisfy policyholder obligations (or, the greatest present value of accumulated deficiencies) in the worst 10% of these 1000 scenarios and (b) the total amount of assets required under the Standard Scenario. The result of averaging the worst “x” percent of the 1,000 scenarios is commonly described as CTE100 less “x”. Accordingly, the NAIC prescribed worst 10% is commonly referred to as CTE90. Our internal target is based on the worst 5%, and is referred to as CTE95.

We also intend to enter into certain derivative instruments to support our Variable Annuity Target Funding Level and protect our statutory capital from the effects of certain tail or worst-case scenarios beyond the scope of NAIC guidelines.

Severe market conditions could cause the assets supporting our variable annuity contracts to decline below a level corresponding to CTE95. In the event such assets decline, we intend to accumulate sufficient statutory earnings over time to increase the assets supporting our variable annuity contracts back to a level in excess of CTE95. At any given time we will seek to hold derivative instruments which would offset the effect of changes in equity markets and interest rates on the amount of assets necessary to support our variable annuity contracts at the Variable Annuity Target Funding Level.

The principal components of our proposed strategy are described in further detail below:

•	Variable Annuity Assets — This includes both derivatives and non-derivative assets. We intend to hold non-derivative assets supporting our variable annuity contracts to sustain asset adequacy during modest market downturns without substantial reliance on gains on derivative instruments and accordingly, reduce the need for hedging the daily or weekly fluctuations from small movements in capital markets. As of December 31, 2016, assuming the transactions to be executed in connection with the separation had occurred as of such date, we estimate that we would have held approximately $2.1 billion of assets in excess of those required under CTE95.

•	Hedge Target — We intend to focus our hedging activities primarily on mitigating the risk from larger movements in capital markets, which may deplete contract holder account values, and may increase long-term guarantee claims. Additionally, we believe that holding longer dated assets including derivative instruments to support our Variable Annuity Target Funding Level is consistent with the long-term nature of our variable annuity contract guarantees. We believe this will result in our being less exposed to the risk that we will be unable to roll-over expiring derivative instruments into new derivative instruments consistent with our hedge strategy on economically attractive terms and conditions. Based on market conditions at December 31, 2016, we expect our initial hedge costs to be in line with our historical costs over the past three years. Over time, we expect our new variable annuity exposure management strategy, assuming its full implementation, to allow us to reduce net hedge costs and increase long-term value for our shareholders for various reasons, including:

•	Protect against more significant market risks. Protecting against larger market movements can be achieved at a lower cost through the use of derivatives with strike levels that are below the current market level, referred to as “out of the money.” These derivatives, typically, require a lower premium outlay than those with strike levels at the current market level, known as “at the money.” However, they may result in higher bid-ask spread or trading cost, if frequently re-balanced. Additionally, we believe this type of strategy will produce fewer losses from extreme volatility over a compressed time period, with potentially multiple up and down market movements, referred to as “gamma losses.”

•	Reduce transaction costs associated with hedge execution. Less frequent rebalancing of derivative positions can reduce trading costs. This approach is commonly described as a “semi-static hedging” approach. With a greater emphasis on semi-static hedging, we expect to potentially increase our use of longer-term option instruments. This will enable our transition away from our current hedging program which has significant elements of both first dollar dynamic hedging and semi-static hedging.

•	Improve statutory results in rising markets. First dollar dynamic hedging strategies, for example using futures or swaps, have similar symmetrical impacts in both rising and falling markets. Therefore, while protecting for market downside situations, first dollar dynamic hedging strategies also incur losses in rising markets, which is what we refer to as selling upside. We intend to balance the use of selling market upside to manage the cost of downside protection, market conditions permitting. We believe this may result in higher statutory earnings for the Company should markets outperform our baseline expectations.

We believe the higher statutory earnings that our new strategy may generate can be used to increase financial flexibility and support deploying capital for growing long-term, sustainable shareholder value.

Further, by holding more non-derivative, income bearing assets in addition to derivative instruments to support our Variable Annuity Target Funding Level, we expect to benefit from earning additional investment income. This increases the sufficiency of assets supporting our Variable Annuity Target Funding Level and increases the possibility of generating excess capital over time, depending on market conditions. We believe this will enhance our financial condition across more market scenarios than an approach that relies purely on derivative instruments for protecting against market downside.

Our proposed hedge program does not seek to offset changes to GAAP liabilities or offset the effect of moderate market movements to our statutory capital to the same extent as our existing program. Therefore, the execution of our proposed hedge strategy will likely increase the volatility of our net income and statutory capital relative to the existing hedge program.

Transition to Proposed Variable Annuity Exposure Management Strategy

As of March 31, 2017 we have made significant progress towards the transition to our proposed exposure risk management program by increasing the amount of assets supporting our variable annuity contracts and executing supplemental hedges to our hedging program intended to support our Variable Annuity Target Funding Level. We intend to further refine our hedge positions to maintain or enhance downside protection while selling less upside in favorable capital markets to address the asymmetric nature of our hedge target. Accordingly, while a substantial portion of our hedge positions will be retained, some will likely be terminated and new hedge positions will be added over time (our “Target Derivatives Portfolio”).

Transition from our current strategy to our proposed strategy will continue throughout the separation process. The ultimate timing and manner of the final implementation of our hedge strategy will be determined by MetLife and Brighthouse and will be subject to conditions in the capital markets as well as regulatory requirements, including any regulatory approvals of modifications to our derivatives use plans to accommodate our proposed variable annuity exposure management strategy and potential changes to NAIC statutory requirements. Although we intend to select and acquire OTC and exchange traded derivatives which are generally available in the capital markets, the derivative instruments we require may not be available and, if available, may not be obtainable on economically attractive terms and conditions. During this transition, we may experience additional net income (losses) and/or volatility depending on capital market conditions and timing of trade execution.

Sensitivities

Set forth below are two tables which analyze the sensitivity of our Variable Annuity Assets (as defined on page 232), CTE95 and Statutory TAR (as defined on page 231) to instantaneous changes in equity markets and interest rates. We also set forth below several tables which show the present value of our cash flows under certain economic scenarios. Lastly, we set forth a table which analyzes the sensitivity of our Variable Annuity GAAP net income to changes in equity markets and interest rates.

The following table estimates the impact of various instantaneous changes in equity markets and interest rates on the estimated Variable Annuity Assets supporting our variable annuity contracts at a CTE95 level. For purposes of the table we have estimated the impacts of these equity market and interest rate changes on our (i) variable annuity contract liabilities as of December 31, 2016, (ii) Variable Annuity Assets consisting of non-

derivative assets held as of December 31, 2016 and (iii) Variable Annuity Assets consisting of derivatives instruments as of March 31, 2017. For purposes of the table we have applied the impact of the capital markets changes to our derivatives portfolio as of March 31, 2017 assuming such impacts occurred on March 31, 2017. We then applied the estimated outcomes of these impacts as if they had occurred as of December 31, 2016 for purposes of determining the estimated effect of capital markets changes on the assets we hold in excess of CTE95. In addition, the table below assumes the restructuring and separation transactions discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Combined Financial Statements,” occurred as of December 31, 2016. The impacts presented below are not representative of the aggregate changes that could result if a combination of such changes to equity markets and interest rates occurred.

	Estimated as of December 31, 2016
	Equity Market (S&P 500)										Interest Rates (1)
	(40)%	(25)%	(10)%	(5)%	Base		5%	10%	25%	40%	(1)%	1%
	(In billions)
Variable Annuity Assets	$16.3	$12.0	$9.6	$8.9	$8.5	(2)	$8.1	$7.7	$6.7	$5.8	$10.3	$7.7
CTE95	15.0	11.5	8.4	7.3	6.4		5.5	4.7	2.5	1.3	8.2	4.9

Variable Annuity Assets Above CTE95 (3)(4)(5)	$1.3	$0.5	$1.2	$1.6	$2.1		$2.6	$3.0	$4.2	$4.5	$2.1	$2.8

Change of Variable Annuity Assets Above CTE95 (6)	$(0.8)	$(1.6)	$(0.9)	$(0.5)			$0.4	$0.9	$2.1	$2.4	$0.0	$0.6

(1)	CTE calculations do not fully reflect the effect of interest rates on the adequacy of the assets we hold to support our variable annuity contracts. As part of our proposed risk management program, we have commenced the migration into derivative instruments intended to offset the impact of changes in interest rates resulting from certain scenarios which are not taken into account for purposes of establishing our Variable Annuity Target Funding Level. This may cause the assets supporting our variable annuity contracts relative to a CTE95 target level to decrease when interest rates rise and increase when interest rates decrease.
(2)	Variable Annuity Assets for purposes of this sensitivity analysis is the total amount of assets we hold to support our variable annuity contracts. Assuming the transactions to be executed in connection with the separation had occurred as of December 31, 2016, we estimate that our Variable Annuity Assets would have exceeded our Variable Annuity Target Funding Level by $2.1 billion.
(3)	Variable Annuity Assets Above CTE95 is the difference between the amount of assets necessary to support our variable annuities at a CTE95 standard and Variable Annuity Assets.
(4)	Our proposed risk management program is designed to protect against larger equity market movements through the use of out of the money derivative instruments. The rate of change in the fair value of these derivative instruments increases as the level of equity markets approaches and goes below the strike level on these derivative instruments.
(5)	We hold assets in excess of our Variable Annuity Target Funding Level, in order to mitigate the effect of adverse market scenarios on the adequacy of the assets supporting our variable annuity contracts. The table above shows sensitivities under instantaneous changes and does not reflect multiple effects across equity markets and interest rates or a failure of markets to recover following such change.
(6)	Change of Variable Annuity Assets Above CTE95 is the difference between the Variable Annuity Assets Above CTE95 and the Base amount.

The Company is subject to regulatory minimum capital requirements, as expressed by the Statutory TAR. Statutory TAR may respond differently than CTE95 to equity market and interest rates. The following table estimates the impact of various instantaneous changes in equity markets and interest rates on the estimated Variable Annuity Assets supporting Statutory TAR for our variable annuity contracts. For purposes of the table we have estimated the impacts of these equity market and interest rate changes on our (i) variable annuity contract liabilities as of December 31, 2016, (ii) Variable Annuity Assets consisting of non-derivative assets held as of December 31, 2016 and (iii) Variable Annuity Assets consisting of derivatives instruments as of March 31, 2017. For purposes of the table we have applied the impact of the capital markets changes to our derivatives portfolio as of March 31, 2017 assuming such impacts occurred on March 31, 2017. We then applied the estimated outcomes of these impacts as if they had occurred as of December 31, 2016 for purposes of determining the estimated effect of capital markets changes on the assets we hold in excess of Statutory TAR. In addition, the table below assumes the restructuring and separation transactions discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Combined Financial Statements,” occurred as of December 31, 2016. The impacts presented below are not representative of the aggregate changes that could result if a combination of such changes to equity markets and interest rates occurred.

	Estimated as of December 31, 2016
	Equity Market (S&P 500)										Interest Rates (1)
	(40)%	(25)%	(10)%	(5)%	Base		5%	10%	25%	40%	(1)%	1%
	(In billions)
Variable Annuity Assets	$16.3	$12.0	$9.6	$8.9	$8.5	(2)	$8.1	$7.7	$6.7	$5.8	$10.3	$7.7
Statutory TAR	13.4	9.5	6.3	5.1	4.2		3.5	3.0	1.7	1.0	6.0	4.5

Variable Annuity Assets Above TAR(3)	$2.9	$2.5	$3.3	$3.8	$4.3		$4.6	$4.7	$5.0	$4.8	$4.3	$3.2

Change of Variable Annuity Assets Above TAR (4)	$(1.4)	$(1.8)	$(1.0)	$(0.5)			$0.3	$0.4	$0.7	$0.5	$0.0	$(1.1)

(1)	Statutory TAR calculations do not fully reflect the effect of interest rates on the adequacy of the assets we hold to support our variable annuity contracts. As part of our proposed risk management program, we have commenced the migration into derivative instruments intended to offset the impact of changes in interest rates resulting from certain scenarios which are not taken into account for purposes of establishing our Variable Annuity Target Funding Level. This may cause the assets supporting our variable annuity contracts relative to a Statutory TAR to decrease when interest rates rise and increase when interest rates decrease.
(2)	Variable Annuity Assets for purposes of this sensitivity analysis is the total amount of assets we hold to support our variable annuity contracts. Assuming the transactions to be executed in connection with the separation had occurred as of December 31, 2016, we estimate that our Variable Annuity Assets would have exceeded our Variable Annuity Target Funding Level by approximately $2.1 billion.
(3)	Variable Annuity Assets Above TAR is the difference between the Statutory TAR and Variable Annuity Assets.
(4)	Change of Variable Annuity Assets Above TAR is the difference between the Variable Annuity Assets Above TAR and the Base amount.

In addition, the following tables illustrate the impact on variable annuity business cash flows across five capital market scenarios, outlined below, which reflect simultaneous changes in equity markets and interest rates as outlined below, assuming our proposed hedging program had been fully implemented as of December 31, 2016. Contract holder behavior in these five scenarios is based on current best estimate assumptions which include dynamic variables to reflect the impact of change in market levels.

Assumptions
Base Case Scenario	Separate Account Returns: 6.5% Interest Rate Yields: mean reversion of 10 Year UST to 4.25% over 10 years

Scenario 2	Separate Account Returns: 9.0% Interest Rate Yields: mean reversion of 10 Year UST to 4.25% over 10 years

Scenario 3	Separate Account Returns: 4.0% Interest Rate Yields: mean reversion of 10 Year UST to 4.25% over 10 years

Scenario 4	Separate Account Returns: 4.0% Interest Rate Yields: follows the forward U.S. Treasury and swap interest rate curve as of December 31, 2016

Scenario 5	Separate Account Returns: (25)% shock to equities, then 6.5% separate account return Interest Rate Yields: 10-year U.S. Treasury interest rates drop to 1.0%, and then follows the implied forward rate

The tables below estimate the impact of distributable statutory free cash flow from our variable annuity business for both the three and five annual periods beginning December 31, 2016, under the above defined five capital market scenarios assuming that the restructuring and separation transactions discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Combined Financial Statements,” occurred as of December 31, 2016. These values exclude any amounts to fund Brighthouse expenses.

	Base Case Scenario	Scenario 2	Scenario 3	Scenario 4	Scenario 5
Three Annual Periods	December 31, 2016 to December 31, 2019	December 31, 2016 to December 31, 2019	December 31, 2016 to December 31, 2019	December 31, 2016 to December 31, 2019	December 31, 2016 to December 31, 2019
	(In billions)
Fees	$5.3	$5.5	$5.1	$5.2	$4.4
Rider Fees	3.7	3.7	3.7	3.7	3.6
Surrender Charges	0.1	0.1	0.1	0.1	0.1
Hedge Gains (Losses)	(5.4)	(6.7)	(4.2)	(4.2)	5.3
Benefits and Expenses	(3.1)	(3.1)	(3.1)	(3.1)	(3.4)
Investment Income	1.0	0.9	1.0	1.0	1.2
Increase / (Decrease) in CARVM Allowance	(1.1)	(1.1)	(1.1)	(1.1)	(0.9)
Impact of (Increase) / Decrease in CTE95	(0.0)	1.8	(2.0)	(1.6)	(9.1)
(Increase) / Decrease in Assets to Fund Hedge Target	(0.9)	(0.9)	(0.1)	(0.3)	0.8
Taxes	0.5	0.6	0.4	0.4	(2.0)

VA Distributable Earnings	$0.0	$0.8	$(0.1)	$0.0	$0.0

	Base Case Scenario	Scenario 2	Scenario 3	Scenario 4	Scenario 5
Five Annual Periods	December 31, 2016 to December 31, 2021	December 31, 2016 to December 31, 2021	December 31, 2016 to December 31, 2021	December 31, 2016 to December 31, 2021	December 31, 2016 to December 31, 2021
	(In billions)
Fees	$8.2	$8.7	$7.8	$7.8	$6.8
Rider Fees	5.9	6.0	5.9	5.9	5.8
Surrender Charges	0.1	0.1	0.1	0.1	0.1
Hedge Gains (Losses)	(7.0)	(8.9)	(5.2)	(5.4)	2.2
Benefits and Expenses	(5.0)	(5.0)	(5.1)	(5.1)	(5.7)
Investment Income	1.8	1.6	2.0	2.0	2.1
Increase / (Decrease) in CARVM Allowance	(1.3)	(1.3)	(1.3)	(1.3)	(1.1)
Impact of (Increase) / Decrease in CTE95	(0.5)	2.4	(3.5)	(3.3)	(9.6)
(Increase) / Decrease in Assets to Fund Hedge Target	(0.9)	(0.9)	(0.9)	(0.9)	0.9
Taxes	0.1	0.2	0.2	0.2	(1.6)

VA Distributable Earnings	$1.4	$2.8	$(0.1)	$0.1	$0.0

The table below presents, under these five scenarios, the present value over the lifetime of the existing variable annuity block at a 4% discount rate of anticipated revenues net of all expenses and hedge costs, without reflecting the effect of capital and reserving requirements on the cash flows of this business. The table below assumes the restructuring and separation transactions discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Combined Financial Statements,” occurred as of December 31, 2016.

	Estimated as of December 31, 2016
	Scenario
	Base Case Scenario	Scenario 2	Scenario 3	Scenario 4	Scenario 5
	(In billions)
Present value of Pre-Tax Cash Flows	$8.2	$17.0	$0.5	$(0.2)	$(2.6)
Present value of Pre-Tax Hedge Gains/(Losses)	(7.1)	(11.3)	(4.8)	(5.8)	(5.0)

Total Present Value	1.1	5.7	(4.3)	(6.0)	(7.6)
Variable Annuity Assets	8.5	8.5	8.5	8.5	8.5

Total (including Variable Annuity Assets)	$9.6	$14.2	$4.2	$2.5	$0.9

The following table estimates the GAAP net income impact of various instantaneous changes in equity markets and interest rates on the estimated Variable Annuity Assets supporting our variable annuity contracts. For purposes of the table we have estimated the impacts of these equity market and interest rate changes on our (i) variable annuity contract liabilities as of December 31, 2016, (ii) Variable Annuity Assets consisting of non-derivative assets held as of December 31, 2016 and (iii) Variable Annuity Assets consisting of derivatives instruments as of March 31, 2017. For purposes of the table we have applied the impact of the capital markets changes to our derivatives portfolio as of March 31, 2017 assuming such impacts occurred on March 31, 2017. We then applied the estimated outcomes of these impacts as if they had occurred as of December 31, 2016 for purposes of determining the estimated effect of capital markets changes on GAAP net income. In addition, the table below assumes the restructuring and separation transactions discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Combined Financial Statements,” occurred as of December 31, 2016. The impacts presented below are not representative of the aggregate changes that could result if a combination of such changes to equity markets and interest rates occurred. The changes include a 25% DAC offset applied across all scenarios and are net of tax at a rate of 35%.

	Estimated as of December 31, 2016
	Equity Market (S&P 500)									Interest Rates
	(40)%	(25)%	(10)%	(5)%	Base	5%	10%	25%	40%	(1)%	1%

	(In billions)
Change in Variable Annuity Assets	$3.8	$1.7	$0.5	$0.2	$—	$(0.2)	$(0.4)	$(0.9)	$(1.3)	$0.9	$(0.4)
Change in Variable Annuity GAAP Reserves (1)	2.3	1.3	0.4	0.2	—	(0.2)	(0.3)	(0.7)	(1.0)	1.1	(0.7)

Impact on Variable Annuity GAAP Net Income	$1.5	$0.4	$0.1	$0.0	$—	$(0.0)	$(0.1)	$(0.2)	$(0.3)	$(0.2)	$0.3

(1)	Change in Variable Annuity GAAP Reserves represents only those variable annuity guarantees accounted for at fair value as embedded derivatives, excluding embedded derivatives we hold for Shield Level Selector, and does not include adjustments for non-performance or risk margins.

The preceding sensitivities and scenarios discussed in this sensitivities section (the “Analyses”) are estimates and are not intended to predict the future financial performance of our variable annuity hedging program or to represent an opinion of market value. They were selected for illustrative purposes only and they do not purport to encompass all of the many factors that may bear upon a market value and are based on a series of assumptions as to the future. It should be recognized that actual future results may differ from those shown, on account of changes in the operating and economic environments and natural variations in experience. The results shown are presented as of December 31, 2016 and no assurance can be given that future experience will be in line with the assumptions made.

The preceding Analyses assume that the restructuring and separation related transactions occurred as of December 31, 2016. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Unaudited Pro Forma Condensed Combined Financial Statements.” In addition, the Variable Annuity Assets in the preceding Analyses reflect changes in hedge gains or losses based on the portfolio held by Brighthouse at March 31, 2017, which reflects the migration of the portfolio toward the Target Derivatives Portfolio. Although as of March 31, 2017 we have made significant progress towards the transition to our proposed exposure risk management program, the derivative instruments we require to complete our transition may not be available and, if available, may not be obtained on economically attractive terms and conditions. Accordingly, the assumed derivative instrument portfolio upon which these sensitivity analyses are based may differ from the Target Derivatives Portfolio.

The Analyses use inputs which are difficult to approximate and may result in material differences in actual outcomes compared to the information shown above. These inputs include the following estimates:

•	Basis risk — fund allocations are mapped to different equity or fixed income indices and the projected returns which we attribute to these indices may be materially different from estimates we used in our modeling. A material portion of our separate account asset value is also included in target volatility funds and our modeling is unable to capture the continuous equity and fixed income re-allocations within these types of funds;

•	Actuarial assumptions — policyholder behavior and life expectancy may vary compared to our actuarial assumptions and much of the data that is used in formulating our actuarial assumptions is still developing, so we may have insufficient information on which to base the actuarial assumptions used in our modeling, which could result in material differences in actual outcomes compared to our modeling results; and

•	Management actions — the Analyses assume no actions by management in response to developing facts, circumstances and experience, which is unlikely to be the case and could result in material deviations from our modeling results.

We have constructed the modeling used in our Analyses using in-force liability, or “grouping,” which means that we group our liability mix under our outstanding variable annuity contracts into representative cohorts to reduce the time it takes to complete our sensitivity analyses. This practice is used regularly by the insurance industry, but it generally results in a greater deviation from actual results compared to models that use a seriatim approach, which looks at each individual variable annuity contract.

Although the NAIC has promulgated guidelines on the total amount of assets required to support statutory reserves and capital relating to variable annuities, neither the NAIC nor any state insurance department specifies the particular 1,000 stochastic capital market scenarios that an insurance company must use in its CTE calculation or whether or not those scenarios can be changed or need be held constant going forward. Therefore, each insurance company runs scenarios which it believes are appropriate to it at a particular time, and the CTE95 of one company, may be materially different than the CTE95 of another company. The NAIC is currently considering modifying its prescribed methodologies and assumptions. There is no guarantee it will implement these modifications or that it will not implement different modifications in the future, any of which may have a material impact on our statutory capitalization and our variable annuity hedging strategy, its implementation and timing.

In addition, the preceding sensitivity analyses do not take into account simultaneous shocks to equity markets, interest rates and market volatility. The actual effect of changes in equity markets and interest rates on the assets supporting our variable annuity contracts may vary depending on a number of factors which include but are not limited to (i) the Analyses are only valid as of the measurement date and (ii) changes in our proposed hedging program, policyholder behavior and underlying fund performance could materially affect the liabilities our assets support. In addition, the foregoing Analyses illustrate the estimated impact of the indicated shocks occurring instantaneously, and therefore give no effect to rebalancing over the course of the shock event. The estimates of equity market shocks reflect a shock to all equity markets, domestic and global, of the same magnitude. The estimates of interest rate shocks reflect a shock to rates at all durations (a parallel shift in the yield curve). Reserve numbers are based on our directly written guarantees only and do not include assumed affiliated reinsurance that we recaptured in the first quarter of 2017. Furthermore, there can be no assurance that we will implement our proposed variable annuity hedging programs in the form and manner described above or at all.

Management of non-market risks

Our product guarantees are subject to uncertainty associated with the future behavior of contract holders with respect to the exercise of contractual options (e.g., annuitization for GMIBs), lapse, timing and extent of withdrawals and underlying mortality experience. We are required to make assumptions about these uncertainties when valuing the liabilities and update such assumptions annually. Because assumptions may not reflect the actual behaviors and patterns we experience in the future, they are subject to change, potentially resulting in significant increases or decreases to the carrying value of liabilities impacting earnings in the period of the change. After a comprehensive review of our assumptions in the second quarter of 2016, we reported a charge to net income of $1.7 billion, $1 billion of which related to changes to assumptions of contract holder behavior. It is possible that future assumption changes could produce reserve or CTE95 TAR hedge target changes in a magnitude that could require us to contribute a significant amount of additional capital to one or more of our insurance company subsidiaries, or could otherwise be material and adverse to the results of operations or financial condition of the Company.

Life

Overview

We are one of the largest life insurance companies in the United States by ordinary and term life insurance issued and in force. Our Life segment manufactures a range of products to serve our target segments through a broad independent distribution network. While our in-force book reflects that range of life products, in the first quarter of 2017, we have focused on term life and universal life, consistent with our financial objectives, with a concentration on design and profitability over volume.

As of December 31, 2016, we had 1.4 million policies and approximately $653 billion of life insurance face amount in-force. By managing our in-force book of business, we expect to generate future revenue and profits for the Company. We aim to maximize our profits by focusing on operational excellence and cost optimization in order to continue to reduce the cost basis and underwriting expenses. Our life insurance in-force book provides natural diversification to our Annuity segment and a source of future profits.

In addition to managing our in-force book of life business, we seek to be an innovation leader by introducing new life products to generate growth to meet our cash flow, profit, risk and capital requirements and at the same time fulfill the needs of our customers and independent distributors. In 2015, we introduced a product with levelized commissions over time, which serves primarily as a death benefit protection instrument with a cash value that may increase over time and no secondary guarantees. We will continue to develop and introduce new products based on sources of differentiation that add value to our independent distributors and customers. We believe by partnering with distributors where we can be most relevant, we will gain better insights into their product needs and be able to develop more financially attractive products.

The Life segment generates profits from premiums, investment margins, expense margins, mortality margins, morbidity margins and surrender fees. The Life segment earnings provide a diversification to our company’s results. See “— Annuities — Current Products — Variable Annuities.”

Products

We offer a variety of products to provide protection benefits, including term life and universal life.

The following table presents our in-force face amount and premiums received as of and for the year ended December 31, 2016, respectively, for the life insurance products that we offer:

	In-Force Face Amount	Premiums
	As of December 31, 2016	Year Ended December 31, 2016
	(In millions)
Term (1)	$471,857	$785
Whole	$24,280	$549
Universal	$17,092	$281
Variable	$47,607	$331

(1)	All new business written since 2013 is 90% coinsured to an affiliate.

Term Life

Term life products are designed to provide a fixed death benefit in exchange for a guaranteed level premium to be paid over a specified period of time, usually 10 to 30 years. A one-year term option is also offered. Our term life product does not include any cash value, accumulation or investment components. As a result, it is our most basic life insurance product offering and generally has lower premiums than other forms of life insurance. Term life products may allow the policyholder to continue coverage beyond the guaranteed level premium period, generally at an elevated cost. Some of our term life policies allow the policyholder to convert the policy during the conversion period to a permanent policy. Such conversion does not require additional medical or financial underwriting. Term life products allow us to spread expenses over a large number of policies while gaining mortality insights that come from high policy volumes.

Whole Life

Although we have a significant in-force book of whole life policies, we suspended new sales of participating whole life and conversions into participating whole life beginning with the first quarter of 2017. We may choose to issue new whole life products in the future. Whole life products provide a guaranteed death benefit in exchange for a guaranteed level premium for a specified period of time in order to maintain coverage for the life of the insured. Whole life products also have guaranteed minimum cash surrender values. Our whole life products provide for participation in the returns generated by the business, delivered to the policyholder in the form of non-guaranteed dividend payments. The policyholder can elect to receive the dividends in cash or to use them to increase the paid-up policy death benefit or pay the required premium. They can also be used for other purposes, including payment of loans and loan interest. The versatility of whole life allows it to be used for a variety of different purposes beyond just the primary purpose of death benefit protection. The policyholder can withdraw or borrow against the policy (sometimes on a tax favored basis), in order to provide anything from education costs to emergency funds to systematic income for retirement.

Universal Life

Universal life products provide a death benefit in return for payment of specified annual policy charges that are generally related to specific costs, which may change over time. To the extent that the policyholder chooses to pay more than the charges required in any given year to keep the policy in-force, the excess premium will be placed into the account value of the policy and credited with a stated interest rate on a monthly basis. This structure gives policyholders flexibility in the amount and timing of premium payments, subject to tax guidelines. Consequently, universal life policies can be used in a variety of different ways. We may market universal life policies focused on cash accumulation within the policy; this can be accessed later via surrender, withdrawals, loans or ultimate payment of the death benefit. Our policies may feature limited surrender charges and low initial compensation related to policy expenses, compared to our competitors.

Our current universal life offering has surrender charges that are 1% of those found in typical universal life contracts and advisor compensation based mostly on accumulated cash value instead of a “target premium” set by us. We believe this universal life offering provides greater flexibility for the policyholder in the form of a higher cash surrender value in the early contract years given its levelized commission over time structure and an appeal to different types of advisors with the compensation aligning to asset based business models. Advisors have incentive to service these policies based on its compensation model. These unique product features allow our universal life product to be a differentiated product as compared to other universal life contracts offered in the industry and we believe it demonstrates our ability to create new products that appeal to both consumers and advisors.

Variable Life

Although we have a significant in-force book of variable life policies, we suspended new sales of certain variable life policies and conversions into certain variable life policies beginning with the first quarter of 2017. We may choose to issue additional variable life products in the future. Variable life products operate similarly to universal life products, with the additional feature that the excess amount paid over policy charges can be directed by the policyholder into a variety of separate account investment options. In the separate account investment options, the policyholder bears the entire risk and returns of the investment results. We collect specified fees for the management of the investment options in addition to the base policy charges. In some instances, third-party asset management firms manage these investment options. The policyholder’s cash value reflects the investment return of the selected investment options, net of management fees and insurance-related charges. With some products, by maintaining a certain premium level, policyholders may also have the advantage of various guarantees designed to protect the death benefit from adverse investment experience.

Underwriting and Pricing

Pricing

Life insurance pricing at issuance is based on the expected payout of benefits calculated using our assumptions for mortality, morbidity, premium payment patterns, sales mix, expenses, persistency and investment returns, as well as certain macroeconomic factors, such as inflation. Our product pricing models consider additional factors, such as hedging costs, reinsurance programs, and capital requirements. We have leveraged the actuarial capabilities and long history of MetLife. Our product pricing reflects our pricing standards and guidelines. We continually review our pricing guidelines in light of applicable regulations and to ensure that our policies remain competitive and supportive of our marketing strategies and profitability goals.

We have a dedicated unit, the primary responsibility of which is the development of product pricing standards and independent pricing and underwriting oversight for our insurance businesses. Further important controls around management of underwriting and pricing processes include regular experience studies to monitor assumptions against expectations, formal new product approval processes, periodic updates to product profitability studies and the use of reinsurance to manage our exposures, as appropriate. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Critical Accounting Estimates — Reinsurance.”

Underwriting

Underwriting generally involves an evaluation of applications by a professional staff of underwriters and actuaries, who determine the type and the amount of insurance risk that we are willing to accept. We employ detailed underwriting policies, guidelines and procedures designed to assist the underwriters to properly assess and quantify such risks before issuing policies to qualified applicants or groups.

Insurance underwriting considers not only an insured’s medical history, but also other factors such as the insured’s foreign travel, vocations, alcohol, drug and tobacco use, and the policyholder’s financial profile. We generally perform our own underwriting; however, certain policies are reviewed by intermediaries under guidelines established by us. Requests for coverage are reviewed on their merits and a policy is not issued unless the particular risk has been examined and approved in accordance with our underwriting guidelines.

The underwriting conducted by our remote underwriting offices and intermediaries, as well as our corporate underwriting office, is subject to periodic quality assurance reviews to maintain high standards of underwriting and consistency. Such offices are also subject to periodic external audits by reinsurers with whom we do business.

We have established oversight of the underwriting process that facilitates quality sales and serves the needs of our customers, while supporting our financial strength and business objectives. Our goal is to achieve the underwriting, mortality and morbidity levels reflected in the assumptions in our product pricing. This is accomplished by determining and establishing underwriting policies, guidelines, philosophies and strategies that are competitive and suitable for the customer, the agent and us.

We continually review our underwriting guidelines in light of applicable regulations and to ensure that our policies remain competitive and supportive of our marketing strategies and profitability goals.

Run-off

This segment consists of operations related to products which we are not actively selling and which are separately managed, including structured settlements, COLI policies, BOLI policies, funding agreements and ULSG. With the exception of ULSG, these legacy business lines were not part of MetLife’s former Retail segment, but were issued by certain of the legal entities that are now part of Brighthouse.

ULSG Market Risk Exposure Management

The ULSG block includes the business ceded to affiliated reinsurance companies providing reserve financing support and business that remains in our operating companies. The primary market risk associated with our ULSG block is future levels of U.S. interest rates and bond yields. To help ensure Brighthouse has sufficient assets to meet future ULSG policyholder obligations, we have employed our NY Regulation 126 Cash Flow Testing (“ULSG CFT”) modeling approach as the basis for setting our ULSG asset requirement target for the affiliated reinsurance companies. For the business that remains in the operating companies, we set our ULSG asset requirement target to equal the actuarially determined statutory reserves under stressed conditions, which, taken together with our ULSG asset requirement target of our affiliated reinsurers, comprises our total ULSG asset requirement target (“ULSG Target”). Under the ULSG CFT approach, we assume that interest rates remain flat or lower than current levels and our actuarial assumptions include a provision for adverse deviation (“PAD”). These underlying assumptions used in ULSG CFT are more conservative than those required under GAAP, which assumes a long-term upward mean reversion of interest rates and less conservative actuarial assumptions.

We seek to mitigate interest rate exposures associated with these liabilities by holding ULSG Assets to closely match our ULSG Target under different interest rate environments. “ULSG Assets” are defined as (i) total general account assets in the operating companies and affiliated reinsurance companies supporting statutory reserves and capital and (ii) interest rate derivative instruments dedicated to mitigate ULSG interest rate exposures. As of December 31, 2016, both ULSG Assets and the ULSG Target were estimated to be $15.2 billion. As of December 31, 2016, the statutory reserves for the ULSG business (in our operating companies and affiliated reinsurers) were $19.6 billion and GAAP reserves were $11.6 billion.

Our ULSG Target is sensitive to the actual and future expected level of long-term U.S. interest rates. If interest rates fall, our ULSG Target increases. Likewise, if interest rates rise, our ULSG Target declines. Given this profile, we implemented a dedicated interest rate risk mitigation program, primarily composed of interest rate swaps (the “ULSG Hedge Program”), for our ULSG business held by our affiliated reinsurers in the third quarter of 2016. Interest rate risk mitigation for the business that remains in the operating companies is covered by the general account ALM strategies, and also makes use of interest rate derivatives to mitigate the interest rate risk in this block. The ULSG Hedge Program will prioritize the ULSG Target (comprised of ULSG CFT and statutory considerations), with less emphasis on mitigating net income volatility. This could increase the period-to-period volatility of net income and equity due to differences in the sensitivity of the ULSG Target and GAAP liabilities to the changes in interest rates. This mitigation strategy enables us to better protect statutory capitalization from potential losses due to an increase in our ULSG Target under lower interest rate conditions. Conversely, we may allow for lower realization of gains as the ULSG Target declines in moderately rising interest rate environments, in order to limit the cost of this risk mitigation strategy. We intend to maintain an adequate amount of liquid investments in our investment portfolio supporting our ULSG book to support any contingent collateral posting requirements from our ULSG Hedge Program.

Sensitivities

Set forth below are two tables that analyze the sensitivity of our ULSG Assets, ULSG Target and ULSG GAAP net income to instantaneous changes in interest rates, assuming our ULSG Hedge Program was substantially implemented as of December 31, 2016.

The following table summarizes the sensitivity of our estimated ULSG Assets and ULSG Target to changes in interest rates, assuming our ULSG Hedge Program was substantially implemented as of December 31, 2016. The resulting changes in the ULSG Target and ULSG Assets for the instantaneous interest rate changes only reflect changes for the business in the affiliated reinsurance companies.

	As of December 31, 2016
	Interest Rates
	(2.0)%	(1.5)%	(1.0)%	(0.5)%	Base	0.5%	1.0%	1.5%	2.0%
	(In billions)
ULSG Assets (1)	$18.0	$17.2	$16.5	$15.8	$15.2	$14.8	$14.4	$14.1	$13.9
ULSG Target	17.9	17.2	16.6	15.9	15.2	14.6	13.9	13.2	12.6

Surplus / (Deficit) (2)	$0.1	$0.0	$(0.1)	$(0.1)	$ 0.0	$0.2	$0.5	$0.9	$1.3

(1)	ULSG Assets are the general account assets of the operating companies and affiliated reinsurance companies. The ULSG Asset changes only reflect fair value changes of the ULSG Hedge Program (non-derivative assets are not fair valued).
(2)	Surplus / (Deficit) represents the difference between the ULSG Assets and the ULSG Target.

With respect to GAAP, ULSG policy reserves are relatively insensitive to interest rate movements. As a result, the sensitivity of ULSG GAAP net income largely consists of changes in the fair value of the ULSG Hedge Program, as depicted in the following table. As described earlier, the ULSG Hedge Program is designed to hedge interest rate sensitivity related to our statutory based ULSG Target.

	As of December 31, 2016
	Interest Rates
	(2.0)%	(1.5)%	(1.0)%	(0.5)	Base	0.5%	1.0%	1.5%	2.0%

	(In billions)
Changes in ULSG Assets (1)	$2.8	$2.0	$1.3	$0.6	$—	$(0.4)	$(0.8)	$(1.1)	$(1.3)

(1)	Changes in ULSG Assets reflects after-tax fair value changes of the ULSG Hedge Program (non-derivative assets are not fair valued).

The preceding sensitivity analyses are estimates and are not intended to predict the future financial performance of our ULSG market risk exposure management program or to represent an opinion of market value.

These analyses were selected for illustrative purposes only and it does not purport to encompass all of the many factors that may bear upon market value or GAAP earnings and are based on a series of assumptions as to the future. It should be recognized that actual future results may differ from those shown, on account of changes in the operating and economic environments and natural variations in experience. The results shown are presented as of December 31, 2016 and no assurance can be given that future experience after these valuation dates will be in line with the assumptions made.

The preceding sensitivity analyses assume that our proposed ULSG market risk exposure management program, and the ULSG Assets we believe are necessary to hold in connection with our proposed ULSG market risk exposure management program, were effective and in place as of December 31, 2016. Although our goal is to have a fully implemented ULSG market risk exposure management program at the time of the distribution, our ULSG market risk exposure management program is not yet effective.

The sensitivity analysis uses inputs which are difficult to approximate and may result in material differences in actual outcomes compared to the information shown above. These inputs include the following estimates:

•	Actuarial assumptions — policyholder behavior and life expectancy may vary compared to our actuarial assumptions and much of the data that is used in formulating our actuarial assumptions is still developing, so we may have insufficient information on which to base the actuarial assumptions used in our modeling, which could result in material differences in actual outcomes compared to our modeling results;

•	Management actions — the sensitivity analysis assumes no actions by management in response to developing facts, circumstances and experience, which is unlikely to be the case and could result in material deviations from our modeling results; and

•	Investment returns — our assumptions concerning our general account investment returns may differ from actual results, which could result in materially different results from those shown in the table above.

We have constructed the modeling used in our sensitivity analyses using in-force liability, or “grouping,” which means that we group our liability mix under our outstanding ULSG products into representative cohorts to reduce the time it takes to complete our sensitivity analyses. This practice is used regularly by the insurance industry, but it generally results in a greater deviation from actual results compared to models that use a seriatim approach, which looks at each individual ULSG product.

In addition, the preceding sensitivity analyses do not take into account simultaneous shocks to interest rates and market volatility. The actual effect of changes in interest rates on the assets supporting our ULSG products may vary depending on a number of factors, which include but are not limited to: (i) the sensitivity analyses are only valid as of the measurement date; and (ii) changes in our proposed ULSG market risk exposure management program, policyholder behavior and underlying fund performance could materially affect the liabilities our assets support. In addition, the foregoing sensitivity analyses illustrate the estimated impact of the indicated shocks occurring instantaneously, and therefore give no effect to rebalancing over the course of the shock event. The estimates of interest rate shocks reflect a shock to rates at all durations (a parallel shift in the yield curve). Furthermore, there can be no assurance that we will implement our proposed ULSG market risk exposure management program in the form and manner described above or at all.

Policyholder Account Balances

Policyholder account balances are held for variable annuity guaranteed minimum benefits assumed from a former affiliated operating joint venture in Japan that are accounted for as embedded derivatives.

Corporate & Other

Corporate & Other contains the excess capital not allocated to the segments, the results of part of MetLife’s ancillary international operations and ancillary U.S. direct business sold directly to consumers, which were written out of our insurance entities prior to the separation, and interest expense related to the majority of the Company’s outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Additionally, Corporate & Other includes assumed reinsurance of certain variable annuity products from a former affiliated operating joint venture in Japan. Under this reinsurance agreement, the Company reinsured living and death benefit guarantees issued in connection with variable annuity products. Also, Corporate & Other includes a reinsurance agreement to assume certain blocks of indemnity reinsurance from an affiliate. These reinsurance agreements were novated to a MetLife affiliate, which is not part of Brighthouse, effective November 1, 2014. Corporate & Other also includes the elimination of intersegment amounts.

Distribution of our Annuity and Insurance Products

We intend to distribute our annuity and life insurance products through a diverse network of independent distribution partners. Our partners include over 475 national and regional brokerage firms, banks, other financial institutions and financial planners, in connection with the sale of our annuity products, and general agencies, financial advisors, brokerage general agencies and financial intermediaries, in connection with the distribution of our life insurance products. Since 2001, we have transitioned from relying on proprietary distribution and, after the sale of MPCG to MassMutual, our strategy is to focus on our exclusively independent distribution model. We believe this strategy will permit us to maximize penetration of our target markets and distribution partners without incurring the fixed costs of maintaining a proprietary distribution channel and will facilitate our ability to quickly comply with evolving regulatory requirements applicable to the sale of our products. We discuss below the execution of our strategy, certain key strategic distribution relationships and data with respect to the relative importance of our distribution channels.

Execution of our Strategy - Increasing Penetration

It is fundamental to our distribution strategy that we be among the most important manufacturers to each of our most productive distribution partners. Our objective is to be one of the top annuity and life insurance product manufacturers for those distributors who collectively produce 70%-80% of our annuity and life insurance deposits and premiums. In furtherance of our strategy we seek to differentiate ourselves from our competitors by providing our most productive distributors with focused product, sales and technology support through our approximately 20 strategic relationship managers (“SRMs”) and our approximately 230 internal and external wholesalers.

Strategic Relationship Managers

Our SRMs serve as the principal contact for our largest annuity and life insurance distributors and coordinate the relationship between our wholesalers and the distributor. SRMs provide an enhanced level of service to partners that require more resources to support their larger distribution network. SRMs are responsible for tracking and providing our key distributors with sales and activity data. They participate in business planning sessions with our distributors and are critical in providing us with insights into the product design, education and other support requirements of our principal distributors. They are also responsible for addressing proactively relationship issues with our distributors. They work closely with our wholesalers.

Wholesalers

Our wholesalers are licensed sales representatives who are responsible for providing our distributors with product support and facilitating the ease with which our distributors and customers do business with us. Our wholesalers are organized into internal wholesalers and external wholesalers. Approximately 115 of our wholesalers, which we refer to as internal wholesalers, support our distributors from our Charlotte, North Carolina, corporate center where they are responsible for providing telephonic call center and online support functions. Our approximately 115 field sales representatives, which we refer to as external wholesalers, are responsible for providing on site face-to-face product and sales support to our distributors. The external wholesalers have responsibility for a specific geographic region. In addition, we also have external wholesalers dedicated to Primerica and MassMutual.

Strategic Distribution Relationships

We distribute our annuity products through a broad geographic network of over 475 independent distribution partners including wire houses, which we group into distribution channels including national brokerage firms, regional brokerage firms, banks and other financial institutions and independent financial planners. Our annuity distribution relationships have an average tenure in excess of 10 years.

Relative Channel Importance and Related Data

Our annuity and life insurance products are distributed through a diverse network of distribution relationships. In the tables below we show the relative percentage of new premium production by our principal distribution channels for our annuity and life insurance products.

The table below presents the percentage of ANP of our annuity products by distribution channel for the year ended December 31, 2016.

	Percentage of ANP
Channel	Variable (1)	Fixed (2)	Index-Linked (3)
Banks/Financial Institutions	13.7%	14.4%	28.1%
National Brokerage Firms	6.3%	25.1%	5.1%
Regional Brokerage Firms	22.4%	28.3%	5.1%
Independent Financial Planners	38.5%	20.5%	61.6%
Other	19.2%	11.7%	0.0%

(1)	The variable annuity column does not include Shield Level Selector. Excludes $40 million of variable annuity ANP produced through MPCG and $22 million produced through a significant distributor, which suspended sales in the first quarter of 2016, representing 10% and 17% of the total variable annuity ANP of $234 million, respectively.
(2)	Excludes $17 million of fixed annuity ANP produced through MPCG and $8 million produced through a significant distributor for the year ended December 31, 2016, respectively, representing 28% and 13% of the total fixed annuity ANP of $61 million, respectively. Fixed annuity sales include sales from fixed annuity, Single Premium Immediate Annuity and Guaranteed Income BuilderSM products.
(3)	Index-linked sales excludes $40 million of Shield Level Selector ANP produced through MPCG, representing 24% of the total Shield Level Selector ANP of $166 million.

The table below presents the percentage of ANP of our life insurance policies by distribution channel for the year ended December 31, 2016.

Channel	Percentage of ANP (1)
Banks/Financial Institutions	4.4%
National Brokerage Firms	11.4%
Regional Brokerage Firms	78.5%
Independent Financial Planners	5.6%

(1)	Excludes $80 million of $189 million produced through MPCG for the year ended December 31, 2016, which represented 43% of the total amount.

Our top five distributors of variable annuity products produced 10.5%, 10.1%, 7.5%, 6.1% and 4.8% of our ANP of annuity products for the year ended December 31, 2016. These amounts exclude $97 million and $30 million, respectively, of ANP produced through MPCG and a significant distributor which suspended sales starting in the first quarter of 2016 for the same period, which ANP represented 21% and 7% of the total amount, respectively.

Our top five distributors of life insurance policies produced 20.5%, 11.8%, 9.5%, 9.1% and 8.9% of our ANP production of life insurance policies for the year ended December 31, 2016. These amounts exclude $80 million of ANP produced through MPCG for the same period, which new premium production represented 43% of the total amount.

Revenues derived from any customer did not exceed 10% of combined premiums, universal life and investment-type product policy fees and other revenues for the years ended December 31, 2016, 2015 and 2014. Substantially all of our consolidated premiums, universal life and investment-type product policy fees and other revenues originated from the United States. Financial information, including revenues, expenses, operating earnings, and total assets by segment, as well as premiums, universal life and investment-type product policy fees and other revenues by major product groups, is provided in Note 2 to the notes to the combined financial statements. Operating revenues and operating earnings are performance measures that are not based on GAAP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP and Other Financial Disclosures” for definitions of such measures.

Annuity and Life Competition

Both the annuities and the life insurance markets are very competitive, with many participants and no one company dominating the market for all products. According to the American Council of Life Insurers (November 2016), the U.S. life insurance industry is made up of 814 companies with sales and operations across the country. We compete with major, well-established stock and mutual life insurance companies in all of our product offerings. Our Annuities segment also faces competition from other financial service providers that focus on retirement products and advice. Our competitive positioning overall is focused on access to distribution channels, product features and financial strength.

Principal competitive factors in the annuities business include product features, distribution channel relationships, ease of doing business, annual fees, investment performance, speed to market, brand recognition and the financial strength ratings of the insurance company. In particular for the variable annuity business, our living benefit rider product features and the quality of our SRM and wholesaling support are key drivers in our competitive position. In the fixed annuity business, the crediting rates and guaranteed payout product features are the primary competitive factors, while for index-linked annuities the competitiveness of the crediting methodology and of the living benefit rider product features are the primary drivers. For income annuities, the competitiveness of the lifetime income payment amount is generally the principal factor.

Principal competitive factors in the life insurance business include customer service and distribution channel relationships, price, the financial strength ratings of our insurance company subsidiaries and financial stability. For term life, we also focus on our relatively low pricing compared to our competitors, high internal death benefit risk retention and policy conversion guidelines. For whole life, we position our illustrated policy performance based on non-guaranteed dividends.

Annuity and Life Reinsurance

In connection with our risk management efforts and in order to provide opportunities for future growth and capital management, we enter into reinsurance arrangements pursuant to which we cede certain insurance risks to unaffiliated reinsurers (“Third-Party Reinsurance”). We also enter into reserve financing and other transactions involving the assumption and cession of insurance risks with affiliated reinsurers and ceding companies

(“Affiliated Reinsurance”). We discuss below our use of Third-Party Reinsurance as well as our use of Affiliated Reinsurance. We also discuss the cession of a block of legacy insurance liabilities to a third party and related indemnification and assignment arrangements.

Third-Party Reinsurance

We cede risks to third parties in order to limit losses, minimize exposure to significant risks and provide capacity for future growth. We enter into various agreements with reinsurers that cover groups of risks as well as individual risks. Our ceded reinsurance to third parties is primarily structured on a treaty basis as coinsurance, yearly renewable term, excess or catastrophe excess of retention reinsurance. These reinsurance arrangements are an important part of our risk management strategy because they permit us to spread risk and minimize the effect of losses. The extent of each risk retained by us depends on our evaluation of the specific risk, subject in certain circumstances to maximum retention limits based on the characteristics and relative cost of reinsurance. We also cede first dollar mortality risk under certain contracts. In addition to reinsuring mortality risk, we cede other risks as well as specific coverages.

Under the terms of the reinsurance agreements, the reinsurer agrees to reimburse us for the ceded amount in the event that we pay a claim. Cessions under reinsurance agreements do not discharge our obligations as the primary insurer. In the event the reinsurers do not meet their obligations under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible.

We have historically reinsured the mortality risk on our life insurance policies primarily on an excess of retention basis or on a quota share basis. When we cede risks to a reinsurer on an excess of retention basis we retain the liability up to a contractually specified amount and the reinsurer is responsible for indemnifying us for amounts in excess of the liability we retain, subject sometimes to a cap. When we cede risks on a quota share basis we share a portion of the risk within a contractually specified layer of reinsurance coverage. We reinsure on a facultative basis for risks with specified characteristics. On a case by case basis we may retain up to $20 million per life and reinsure 100% of the risk in excess of $20 million. We routinely evaluate our reinsurance program and may increase or decrease our life insurance retention at any time.

We also reinsure portions of the living and death benefit guarantees issued in connection with variable annuities to unaffiliated reinsurers. Under these arrangements we typically pay a reinsurance premium based on fees associated with the guarantees collected from contract holders, and receive reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations.

Our reinsurance is diversified with a group of well-capitalized, highly rated reinsurers. We analyze recent trends in arbitration and litigation outcomes in disputes, if any, with our reinsurers. We monitor ratings and evaluate the financial strength of our reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. We generally secure large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit.

The following table presents our ordinary course net reinsurance recoverables from third-party reinsurers as of December 31, 2016.

	Reinsurance Recoverables	S&P Issuer Rating
	(In millions)
Reinsurer
The Travelers Co (1)	$727	AA
RGA	256	AA-
AXA	256	NR
Scor	232	NR
Munich Re	200	AA-
Swiss Re	191	AA-
Voya Financial Inc.	159	A
Scottish Re	154	NR
Aegon NV	143	AA-
Other	404

Total	$2,722

(1)	Relates to a block of workers compensation insurance policies reinsured in connection with MetLife’s acquisition of Travelers from Citigroup.

In addition, in 2000 a block of long-term care policies was sold to Genworth Life Insurance Company and Genworth Life Insurance Company of New York in an indemnity reinsurance transaction with a reinsurance recoverable of $6.4 billion as of December 31, 2016. See “— Long-Term Care Reinsurance and Indemnity.”

We reinsure, through 100% quota share reinsurance agreements, certain run-off long-term care and workers’ compensation business that we have originally written. For products formerly issued by MetLife’s Retirement & Income Solutions business (formerly known as Corporate Benefit Funding), we have periodically engaged in reinsurance activities on an opportunistic basis. See “— Long-Term Care Reinsurance and Indemnity.”

Affiliate Reinsurance

We have historically assumed risk on certain policyholder arrangements from former MetLife affiliated and unaffiliated companies in order to optimize the use of statutory capital. This reinsurance activity relates to risk-sharing agreements and multinational pooling. A significant number of these transactions will be unwound or recaptured in connection with the separation. Certain arrangements will be left in place to facilitate the transaction and reduce potential regulatory complexity. See “Formation of Brighthouse and the Restructuring — Formation of Brighthouse — Certain Affiliated Reinsurance Companies.”

Reserve Financing Facilities

We are required to calculate reserves for term life products and universal life with secondary guarantees products pursuant to Regulation XXX and Guideline AXXX respectively. We enter into reinsurance agreements with several affiliated reinsurance companies in order to mitigate risk, as well as free up capital at our insurance company subsidiaries, which can be used for diverse corporate purposes. Affiliated reinsurance companies are affiliated insurance companies licensed under specific provisions of insurance law of their respective jurisdictions, such as the Special Purpose Financial Captive law adopted by several states including Delaware, and have a very narrow business plan that specifically restricts the majority or all of their activity to reinsuring business from their affiliates. See “Risk Factors — Risks Related to our Business — We may not be able to take credit for reinsurance, our statutory life insurance reserve financings may be subject to cost increases, new financings may be subject to limited market capacity and we may be unable to successfully complete the restructuring of existing affiliated reinsurance companies and financing facilities into a single reinsurance subsidiary with its own financing” and “Regulation — Insurance Regulation.”

Long-Term Care Reinsurance and Indemnity

In 2005, our parent, MetLife acquired Travelers from Citigroup, Inc. (“Citigroup”). Travelers was redomesticated to Delaware in 2014, merged with two affiliated life insurance companies and a former offshore, reinsurance company subsidiary and renamed MetLife USA, now Brighthouse Insurance. Prior to this acquisition, Travelers agreed to reinsure a 90% quota share of its long-term care insurance business to certain affiliates of General Electric Company, which following a spin-off became part of Genworth Financial, Inc. (“Genworth”) and subsequently agreed to reinsure the remaining 10% quota share of such long-term care insurance business to what became Genworth. The applicable Genworth reinsurers, Genworth Life Insurance Company and Genworth Life Insurance Company of New York, established trust accounts for our benefit to secure their obligations under such arrangements with qualifying collateral. Although the Genworth reinsurers are primarily obligated for the liabilities of the long-term care insurance business, such reinsurance arrangements do not relieve Brighthouse Insurance of its direct liability under the ceded long-term care insurance policies. In connection with the acquisition of Travelers by MetLife, Citigroup agreed to indemnify MetLife for any losses and certain other payment obligations MetLife might incur with respect to the long-term care insurance business reinsured by Genworth. Prior to the distribution MetLife will assign its indemnification rights to us and, together with MetLife, we will agree to comply with certain obligations relating to these indemnification rights in connection with the long-term care insurance business. The long-term care insurance business of Travelers had reserves of $6.3 billion as of December 31, 2016 and Brighthouse Insurance had reinsurance recoverables of $6.4 billion associated with the reinsurance transaction with Genworth as of December 31, 2016. See “Formation of Brighthouse and the Restructuring — Formation of Brighthouse.”

Employees

We have approximately [●] employees. We believe that our relations with our employees are satisfactory.

Trademarks

We are establishing a portfolio of trademarks that we consider important in the marketing of our products and services. In furtherance thereof, we have filed trademark applications in the United States, including for the trademark “Brighthouse Financial” and our logo design.

Properties

Our corporate headquarters are located in Charlotte, North Carolina on a site of 284,212 rentable square feet leased by MetLife from a third party. The term of that lease expires in September 2026. In connection with the separation, we intend to enter into arms-length sublease agreements with MLIC for our current facilities in Charlotte, as well as certain other locations. Our Charlotte facilities are occupied by each of our three segments, as well as Corporate & Other.

Litigation and Regulatory Matters

See Note 16 of the notes to the combined financial statements for additional information regarding our assessment of contingencies related to litigation and regulatory matters.

REGULATION

Overview

Our life insurance companies are regulated primarily at the state level, with some products and services also subject to federal regulation. In addition, Brighthouse and its insurance subsidiaries are subject to regulation under the insurance holding company laws of various U.S. jurisdictions. Furthermore, some of Brighthouse’s operations, products and services are subject to ERISA, consumer protection laws, securities, broker-dealer and investment advisor regulations, and environmental and unclaimed property laws and regulations. If our parent, MetLife, were re-designated as a non-bank SIFI, it would also be subject to regulation by the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) and the Federal Reserve Bank of New York (collectively, with the Federal Reserve Board, the “Federal Reserve”) and the Federal Deposit Insurance Corporation (“FDIC”). See “Risk Factors — Regulatory and Legal Risks — Our insurance businesses are highly regulated, and changes in regulation and in supervisory and enforcement policies may materially impact our capitalization or cash flows, reduce our profitability and limit our growth.”

Insurance Regulation

State insurance regulation generally aims at supervising and regulating insurers, with the goal of protecting policyholders and ensuring that insurance companies remain solvent. Insurance regulators have increasingly sought information about the potential impact of activities in holding company systems as a whole and have adopted laws and regulations enhancing “group-wide” supervision. See “— NAIC” for information regarding an enterprise risk report.

Each of our insurance subsidiaries is licensed and regulated in each U.S. jurisdiction where it conducts insurance business. Brighthouse Insurance is licensed to issue insurance products in all U.S. states (except New York), the District of Columbia, the Bahamas, Guam, Puerto Rico, the British Virgin Islands and the U.S. Virgin Islands. Brighthouse Insurance NY is only licensed to issue insurance products in New York, and NELICO is licensed in all U.S. states and the District of Columbia. The primary regulator of an insurance company, however, is the insurance regulator in its state of domicile. Our insurance subsidiaries, Brighthouse Insurance, Brighthouse Insurance NY and NELICO, are domiciled in Delaware, New York and Massachusetts, respectively, and regulated by the Delaware Department of Insurance, the NYDFS and the Massachusetts Division of Insurance, respectively. In addition, BRCD, which, following the affiliated reinsurance company restructuring will provide reinsurance to our insurance subsidiaries, is domiciled in Delaware and regulated by the Delaware Department of Insurance.

The extent of such regulation varies, but most jurisdictions have laws and regulations governing the financial aspects and business conduct of insurers. State laws in the U.S. grant insurance regulatory authorities broad administrative powers with respect to, among other things:

•	licensing companies and agents to transact business;

•	calculating the value of assets to determine compliance with statutory requirements;

•	mandating certain insurance benefits;

•	regulating certain premium rates;

•	reviewing and approving certain policy forms and rates;

•	regulating unfair trade and claims practices, including through the imposition of restrictions on marketing and sales practices, distribution arrangements and payment of inducements, and identifying and paying to the states benefits and other property that are not claimed by the owners;

•	regulating advertising and marketing of insurance products;

•	protecting privacy;

•	establishing statutory capital (including RBC) and reserve requirements and solvency standards;

•	specifying the conditions under which a ceding company can take credit for reinsurance in its statutory financial statements (i.e., reduce its reserves by the amount of reserves ceded to a reinsurer);

•	fixing maximum interest rates on insurance policy loans and minimum rates for guaranteed crediting rates on life insurance policies and annuity contracts;

•	adopting and enforcing suitability standards with respect to the sale of annuities and other insurance products;

•	approving changes in control of insurance companies;

•	restricting the payment of dividends and other transactions between affiliates; and

•	regulating the types, amounts and valuation of investments.

Each insurance subsidiary is required to file reports, generally including detailed annual financial statements, with insurance regulatory authorities in each of the jurisdictions in which it does business, and its operations and accounts are subject to periodic examination by such authorities. These subsidiaries must also file, and in many jurisdictions and in some lines of insurance obtain regulatory approval for, rules, rates and forms relating to the insurance written in the jurisdictions in which they operate.

State and federal insurance and securities regulatory authorities and other state law enforcement agencies and attorneys general from time to time may make inquiries regarding our compliance with insurance, securities and other laws and regulations regarding the conduct of our insurance and securities businesses. We will cooperate with such inquiries and take corrective action when warranted. See Note 16 of the notes to the combined financial statements.

Holding Company Regulation

Insurance holding company laws and regulations vary from jurisdiction to jurisdiction, but generally require a controlled insurance company (i.e., insurers that are subsidiaries of insurance holding companies) to register with state regulatory authorities and to file with those authorities certain reports, including information concerning its capital structure, ownership, financial condition, certain intercompany transactions and general business operations. The NAIC adopted revisions to the NAIC Insurance Holding Company System Model Act (“Model Holding Company Act”) and the Insurance Holding Company System Model Regulation (“Model Holding Company Regulation”) in December 2010 and December 2014. Certain of the states, including Delaware, have adopted the Model Holding Company Act and Model Holding Company Regulation in a substantially similar manner. Other states, including New York and Massachusetts, have adopted a modified version of the Model Holding Company Act, although their supporting regulation is substantially similar to the Model Holding Company Regulation. See “— NAIC” for further information on the Model Holding Company Act and Model Holding Company Regulation.

Insurance holding company regulations generally provide that no person, corporation or other entity may acquire control of an insurance company, or a controlling interest in any parent company of an insurance company, without the prior approval of such insurance company’s domiciliary state insurance regulator. Under the laws of each of the domiciliary states of our insurance subsidiaries, any person acquiring, directly or indirectly, 10% or more of the voting securities of an insurance company is presumed to have acquired “control” of the company. This statutory presumption of control may be rebutted by a showing that control does not exist in fact. The state insurance regulators, however, may find that “control” exists in circumstances in which a person owns or controls less than 10% of voting securities.

To obtain approval of any acquisition of control, the proposed acquirer must file with the applicable insurance regulator an application disclosing, among other information, its background, financial condition, the financial condition of its affiliates, the source and amount of funds by which it will effect the acquisition, the criteria used in determining the nature and amount of consideration to be paid for the acquisition, proposed changes in the management and operations of the insurance company and other related matters. In considering an application to acquire control of an insurer, the insurance commissioner generally will consider such factors as the experience, competence and financial strength of the applicant, the integrity of the applicant’s board of directors and executive officers, the acquirer’s plans for the management and operation of the insurer and any anti-competitive results that may arise from the acquisition.

In addition, many state insurance laws require prior notification of state insurance regulators of an acquisition of control of a non-domiciliary insurance company doing business in that state. While these pre-acquisition notification statutes do not authorize the state insurance regulators to disapprove the acquisition of control, they authorize regulatory action in the affected state if particular conditions exist such as undue market concentration. Any future transactions that would constitute an acquisition of control of any of our insurance subsidiaries may require prior notification in those states that have adopted pre-acquisition notification laws.

The laws and regulations regarding acquisition of control transactions may discourage potential acquisition proposals and may delay, deter or prevent a change of control involving us, including through unsolicited transactions that some of our shareholders might consider desirable.

State insurance statutes also typically place restrictions and limitations on the amount of dividends or other distributions payable by insurance company subsidiaries to their parent companies, as well as on transactions between an insurer and its affiliates. Dividends in excess of prescribed limits and transactions above a specified size between an insurer and its affiliates require the approval of the insurance regulator in the insurer’s state of domicile. For example, the insurance statutes of Delaware and Massachusetts require an insurance company to pay a dividend or distribution out of earned surplus (generally defined as “unassigned funds (surplus),” subject to possible adjustments), unless it receives the prior approval of its domiciliary state insurance regulator. The insurance statutes of New York were amended, effective for dividends paid in 2016 and thereafter, to permit payment of ordinary dividends without regulatory approval based on one of two standards. One standard allows a domestic stock life insurer to pay an ordinary dividend out of earned surplus. The second standard allows an insurer to pay an ordinary dividend out of other than earned surplus if such insurer does not have sufficient positive earned surplus to pay an ordinary dividend. Furthermore, dividends in excess of prescribed limits, based on prior year’s earnings and surplus of the insurance company, established by the applicable state regulations are considered to be extraordinary transactions and require explicit approval from the applicable regulator. As a holding company with no significant business operations of our own, we depend on dividends from our subsidiaries to meet our obligations. See “Risk Factors — Capital-Related Risks — As a holding company, Brighthouse Financial, Inc. depends on the ability of its subsidiaries to pay dividends.” See also “Dividend Policy” and Note 13 of the notes to the combined financial statements for further information regarding such limitations.

Federal Initiatives

Although the insurance business in the United States is primarily regulated by the states, federal initiatives often have an impact on our business in a variety of ways. From time to time, federal measures are proposed which may significantly and adversely affect the insurance business. These areas include financial services regulation, securities regulation, derivatives regulation, pension regulation, privacy, tort reform legislation and taxation. In addition, various forms of direct and indirect federal regulation of insurance have been proposed from time to time, including proposals for the establishment of an optional federal charter for insurance companies. See “Risk Factors — Regulatory and Legal Risks — Our insurance businesses are highly regulated, and changes in regulation and in supervisory and enforcement policies may materially impact our capitalization or cash flows, reduce our profitability and limit our growth.”

Dodd-Frank effected the most far-reaching overhaul of financial regulation in the U.S. in decades. The full impact of Dodd-Frank on us will depend on whether MetLife again becomes subject to supervision and regulation as a non-bank SIFI, while we are still affiliated, as well as the numerous rulemaking initiatives required or permitted by Dodd-Frank and the various studies mandated by Dodd-Frank, a number of which remain to be completed.

Dodd-Frank established the FIO within the Department of the Treasury, which has the authority to participate in the negotiations of international insurance agreements with foreign regulators for the United States, as well as to collect information about the insurance industry and recommend prudential standards. While not having a general supervisory or regulatory authority over the business of insurance, the director of this office performs various functions with respect to insurance, including serving as a non-voting member of FSOC and making recommendations to the FSOC regarding insurers to be designated for more stringent regulation. On December 12, 2013, the FIO issued a report, mandated by Dodd-Frank, which, among other things, urged the states to modernize and promote greater uniformity in insurance regulation. However, the report also discussed potential federal solutions if states failed to modernize and improve regulation and some of the report’s recommendations, for instance, favored a greater federal role in monitoring financial stability and identifying issues or gaps in the regulation of large national and internationally active insurers.

Dodd-Frank also includes provisions that may impact our investments and investment activities, such as the potential application of enhanced prudential standards and capital requirements for, and additional quantitative limits with respect to, proprietary trading and sponsoring or investing in hedge funds or private equity funds to non-bank SIFIs, if MetLife were re-designated as a non-bank SIFI and we were considered to be “controlled” by MetLife. See “— Potential Regulation as a Non-Bank SIFI: Enhanced Prudential Standards and Other Regulatory Requirements Under Dodd-Frank.”

The Trump administration has released a memorandum that generally delayed all pending regulations from publication in the Federal Register pending their review and approval by a department or agency head appointed or designated by President Trump. President Trump has also issued an executive order that calls for a comprehensive review of Dodd-Frank and requires the Secretary of the Treasury to consult with the heads of the member agencies of FSOC to identify any laws, regulations or requirements that inhibit federal regulation of the financial system in a manner consistent with the core principles identified in the executive order. We cannot predict what other proposals may be made or what legislation may be introduced or enacted, or what impact any such legislation may have on our business, results of operations and financial condition.

Guaranty Associations and Similar Arrangements

Most of the jurisdictions in which we are admitted to transact business require life insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers, or those that may become impaired, insolvent or fail, for example, following the occurrence of one or more catastrophic events. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

In the past five years, the aggregate assessments levied against us have not been material. We have established liabilities for guaranty fund assessments that we consider adequate. See “Risk Factors — Regulatory and Legal Risks — State insurance guaranty associations” and Note 16 of the notes to the combined financial statements for additional information on the guaranty association assessments.

Insurance Regulatory Examinations and Other Activities

As part of their regulatory oversight process, state insurance departments conduct periodic detailed examinations of the books, records, accounts, and business practices of insurers domiciled in their states. State insurance departments also have the authority to conduct examinations of non-domiciliary insurers that are licensed in their states. Except as otherwise disclosed in Note 16 of the notes to the combined financial statements, during the years ended December 31, 2016, 2015 and 2014, Brighthouse Insurance, Brighthouse Insurance NY and NELICO did not receive any material adverse findings resulting from state insurance department examinations of them or their respective insurance subsidiaries. BRCD will be subject to examination and oversight by the Delaware Department of Insurance.

Regulatory authorities in a small number of states, FINRA and, occasionally, the SEC, have had investigations or inquiries relating to sales of individual life insurance policies, annuities or other products by Brighthouse Insurance, NELICO and Brighthouse Insurance NY. These investigations have focused on the conduct of particular financial services representatives, the sale of unregistered or unsuitable products, the misuse of client assets, and sales and replacements of annuities and certain riders on such annuities. Over the past several years, these and a number of investigations by other regulatory authorities were resolved for monetary payments and certain other relief, including restitution payments. We may continue to receive, and may resolve, further investigations and actions on these matters in a similar manner.

In addition, claims payment practices by insurance companies have received increased scrutiny from regulators. See Note 16 to the combined financial statements for further information regarding unclaimed property inquiries and related litigation and sales practices claims.

The IAIS has encouraged U.S. insurance supervisors to establish Supervisory Colleges for U.S.-based insurance groups with international operations, including MetLife, to facilitate cooperation and coordination among the insurance groups’ supervisors and to enhance the member regulators’ understanding of an insurance group’s risk profile. MetLife was the subject of Supervisory College meetings in prior years chaired by the NYDFS and attended by MetLife’s key U.S. and international insurance regulators. The most recent Supervisory College meeting was held on September 15-16, 2016 and was chaired by the NYDFS and attended by the domiciliary state regulators of Brighthouse Insurance, Brighthouse Insurance NY and NELICO. MetLife has not received any reports or recommendations from the Supervisory College meetings, and we do not expect any outcome of the meetings to have a material adverse effect on our business. In addition, we do not expect a Supervisory College to be established for Brighthouse since we do not expect to have international operations.

Policy and Contract Reserve Adequacy Analysis

Annually, our insurance subsidiaries, including BRCD, which will be our sole affiliated reinsurance company following the affiliated reinsurance company restructuring, are required to conduct an analysis of the adequacy of all statutory reserves. In each case, a qualified actuary must submit an opinion which states that the statutory reserves make adequate provision, according to accepted actuarial standards of practice, for the anticipated cash flows required by the contractual obligations and related expenses of the insurance subsidiary. The adequacy of the statutory reserves is considered in light of the assets held by the insurer with respect to such reserves and related actuarial items including, but not limited to, the investment earnings on such assets, and the consideration anticipated to be received and retained under the related policies and contracts. An insurance company may increase reserves in order to submit an opinion without qualification. Since the inception of this requirement, our insurance subsidiaries, which are required by their states of domicile to provide these opinions, have provided such opinions without qualifications.

NAIC

The NAIC is an organization, the mission of which is to assist state insurance regulatory authorities in serving the public interest and achieving the insurance regulatory goals of its members, the state insurance regulatory officials. Through the NAIC, state insurance regulators establish standards and best practices, conduct peer reviews, and coordinate their regulatory oversight. The NAIC provides standardized insurance industry accounting and reporting guidance through its Accounting Practices and Procedures Manual (the “Manual”),

which states have largely adopted by regulation. However, statutory accounting principles continue to be established by individual state laws, regulations and permitted practices, which may differ from the Manual. Changes to the Manual or modifications by the various state insurance departments may impact the statutory capital and surplus of Brighthouse’s insurance subsidiaries.

The Model Holding Company Act and Model Holding Company Regulation include a requirement that the ultimate controlling person of a U.S. insurer file an annual enterprise risk report with the lead state of the insurance holding company system identifying risks likely to have a material adverse effect upon the financial condition or liquidity of the insurer or its insurance holding company system as a whole. To date, all of the states where Brighthouse has domestic insurers have enacted a version of the revised Model Holding Company Act, including the enterprise risk reporting requirement.

In September 2012, the NAIC adopted the Risk Management and Own Risk and Solvency Assessment Model Act (“ORSA”), which has been enacted by our insurance subsidiaries’ domiciliary states. ORSA requires that insurers maintain a risk management framework and conduct an internal own risk and solvency assessment of the insurer’s material risks in normal and stressed environments. The assessment must be documented in a confidential annual summary report, a copy of which must be made available to regulators as required or upon request. Brighthouse was included in MetLife’s ORSA summary report in December 2016.

In 2015, the NAIC commissioned an initiative to identify changes to the statutory framework for variable annuities that can remove or mitigate the motivation for insurers to engage in captive reinsurance transactions. In September 2015, a third-party consultant engaged by the NAIC provided the NAIC with a preliminary report covering several sets of recommendations regarding Actuarial Guideline 43 and RBC C3 Phase II reserve requirements. These recommendations generally focus on (i) mitigating the asset-liability accounting mismatch between hedge instruments and statutory instruments and statutory liabilities, (ii) removing the non-economic volatility in statutory capital charges and the resulting solvency ratios and (iii) facilitating greater harmonization across insurers and products for greater comparability. An updated variable annuity reserve and capital framework proposal was presented at the August 2016 NAIC meeting, followed by a 90-day comment period on the proposal. This updated proposal included the initial recommendations from 2015, but also some new aspects. The standard scenario floor for reserves may incorporate multiple paths. The stochastic calculations may include alternative calibration criteria for equities and other market risk factors, and the RBC C3 Phase II component may reflect a new level of capitalization. The NAIC is continuing its consideration of these recommendations. These recommendations, if adopted, would likely apply to all existing business and may materially change the sensitivity of reserve and capital requirements to capital markets including interest rate, equity markets and volatility as well as prescribed assumptions for policyholder behavior. It is not possible at this time to predict whether the amount of reserves or capital required to support our variable annuity contracts would increase or decrease if the NAIC adopts any new model laws, regulations and/or other standards applicable to variable annuity business after considering such recommendations, nor is it possible to predict the materiality of any such increase or decrease. It is also not possible to predict the extent to which any such model laws, regulations and/or other standards would affect the effectiveness and design of our risk mitigation and hedging programs. Furthermore, no assurances can be given to whether any such model laws, regulations and/or other standards will be adopted or to the timing of any such adoption.

The NAIC has also been working on reforms relating to the calculation of life insurance reserves, including principle-based reserving, which became operative on January 1, 2017 in those states where it has been adopted, to be followed by a three-year phase-in period for new business. With respect to the states in which our insurance subsidiaries are domiciled, the Delaware Insurance Department implemented principle-based reserving on January 1, 2017, the New York State Department of Financial Services (“NYDFS”) has publicly stated its intention to implement this approach beginning in January 2018, subject to a working group of the NYDFS establishing the necessary reserves safeguards, and the Massachusetts legislature is considering legislation in this area.

We cannot predict the capital and reserve impacts or compliance costs, if any, that may result from the above initiatives.

Surplus and Capital; Risk-Based Capital

The NAIC has established regulations that provide minimum capitalization requirements based on risk-based capital (“RBC”) formulas for insurance companies. Insurers are required to maintain their capital and surplus at or above minimum levels. Regulators have discretionary authority, in connection with the continued licensing of an insurer, to limit or prohibit the insurer’s sales to policyholders if, in their judgment, the regulators determine that such insurer has not maintained the minimum surplus or capital or that the further transaction of business will be hazardous to policyholders. Each of our insurance subsidiaries are subject to RBC requirements and other minimum statutory capital and surplus requirements imposed under the laws of its respective jurisdiction of domicile. RBC is based on a formula calculated by applying factors to various asset, premium, claim, expense and statutory reserve items. The formula takes into account the risk characteristics of the insurer and is calculated on an annual basis. The major categories of risk involved are asset risk, insurance risk, interest rate risk, market risk and business risk, including equity, interest rate and expense recovery risks associated with variable annuities that contain guaranteed minimum death and living benefits. The formula is used as an early warning regulatory tool to identify possible inadequately capitalized insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. State insurance laws provide insurance regulators the authority to require various actions by, or take various actions against, insurers whose total adjusted capital does not meet or exceed certain RBC levels. As of the date of the most recent annual statutory financial statements filed with insurance regulators, the total adjusted capital of each of our insurance subsidiaries was in excess of each of those RBC levels. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources” and “Risk Factors — Regulatory and Legal Risks — A decrease in the RBC ratio (as a result of a reduction in statutory surplus and/or increase in RBC requirements) of our insurance subsidiaries could result in increased scrutiny by insurance regulators and rating agencies and have a material adverse effect on our results of operations and financial condition.”

Regulation of Investments

Each of our insurance subsidiaries is subject to state laws and regulations that require diversification of investment portfolios and limit the amount of investments that an insurer may have in certain asset categories, such as below investment grade fixed income securities, real estate equity, other equity investments, and derivatives. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus and, in some instances, would require divestiture of such nonqualifying investments. We believe that the investments made by each of our insurance subsidiaries complied, in all material respects, with such regulations as of December 31, 2016.

New York’s Cybersecurity Regulation

On February 16, 2017, the NYDFS announced the adoption of a new cybersecurity regulation for financial services institutions, including banking and insurance entities, under its jurisdiction. The new regulation became effective on March 1, 2017 and will be implemented in stages commencing 180 days later. Among other things, this new regulation requires these entities to establish and maintain a cybersecurity program designed to protect consumers’ private data. The new regulation specifically provides for: (i) controls relating to the governance framework for a cybersecurity program, including funding and staffing requirements, management oversight, and periodic reporting to senior management; (ii) risk-based minimum standards for technology systems including access controls, for data protection; (iii) minimum standards for cyber breach responses, including an incident response plan, preservation of data to respond to such breaches, and notice to NYDFS of material events; and (iv) identification and documentation of material deficiencies, remediation plans and annual certifications of regulatory compliance to the NYDFS.

Department of Labor and ERISA Considerations

We manufacture life insurance products for third parties to sell to tax-qualified pension and retirement plans and IRAs to individuals that are subject to ERISA or the Code. While we currently believe manufacturers do not have as much exposure to ERISA and the Code as distributors, certain activities are subject to the restrictions imposed by ERISA and the Code, including the requirement under ERISA that fiduciaries must perform their duties solely in the interests of ERISA plan participants and beneficiaries, and those fiduciaries may not cause a covered plan to engage in certain prohibited transactions. The applicable provisions of ERISA and the Code are subject to enforcement by the DOL, the Internal Revenue Service and the Pension Benefit Guaranty Corporation (“PBGC”).

The prohibited transaction rules of ERISA and the Code generally restrict the provision of investment advice to ERISA plans and participants and IRAs if the investment recommendation results in fees paid to an individual advisor, the firm that employs the advisor or their affiliates that vary according to the investment recommendation chosen.

The DOL issued new regulations on April 6, 2016 with an original applicable date for most provisions of April 10, 2017, although on April 4, 2017, the DOL released its final rule delaying the original applicable date for 60 days from April 10, 2017 until June 9, 2017. These rules, if and when they become applicable, would substantially expand the definition of “investment advice” and thereby broaden the circumstances under which distributors and even manufacturer can be considered fiduciaries under ERISA or the Code. Pursuant to the final rule, certain communications with plans, plan participants and IRA holders, including the marketing of products, and marketing of investment management or advisory services, could be deemed fiduciary investment advice, thus, causing increased exposure to fiduciary liability if the distributor does not recommend what is in the client’s best interests. The DOL also issued amendments to certain of its prohibited transaction exemptions, and issued a new exemption, that apply more onerous disclosure and contract requirements to, and increase fiduciary requirements and fiduciary liability exposure in respect of, transactions involving ERISA plans, plan participants and IRAs. Contracts entered into prior to the applicability date of the new regulations are generally “grandfathered” and, as such, are not subject to the requirements of the rule and related exemptions. To retain “grandfathered” status, no investment recommendations may be made after the applicability date of the new regulations with respect to such annuity products that were sold to ERISA plans or IRAs.

MetLife sold MPCG, its former Retail segment’s proprietary channel, in July 2016 to MassMutual to complete a transition to an independent third-party distribution model. We will not be engaging in direct distribution of retail products, including IRA products and retail annuities sold into ERISA plans and IRAs, and therefore we anticipate that we will have limited exposure to the new DOL regulations, as the application of the vast majority of the provisions of the new DOL regulations targeted at such retail products will be reduced. Specifically, the most onerous of the requirements under the DOL Fiduciary Rule relate to BIC. The DOL guidance makes clear that distributors, not manufacturers, are primarily responsible for BIC compliance. By exiting the retail distribution space, MetLife eliminated its need and, following the separation and distribution, our need to comply with BIC. However, we will be asked by our distributors, to assist them with preparing the voluminous disclosures required under BIC. Furthermore, if we want to retain the “grandfathered” status described above of current contracts, we will be limited in the interactions we can have directly with customers and the information that can be provided. We also anticipate that we will need to undertake certain additional tasks in order to comply with certain of the exemptions provided in the DOL regulations, including additional compliance reviews of material shared with distributors, wholesaler and call center training and product reporting and analysis. See “Risk Factors — Regulatory and Legal Risks — Our insurance businesses are highly regulated, and changes in regulation and in supervisory and enforcement policies may materially impact our capitalization or cash flows, reduce our profitability and limit our growth.”

On February 3, 2017, the Trump administration issued an executive order and memorandum directing the DOL to reexamine the Fiduciary Rule and prepare an updated economic and legal analysis concerning its likely impact. On April 4, 2017, the DOL released its final rule delaying the original applicable date for 60 days from April 10, 2017 until June 9, 2017 to provide the DOL with additional time to consider possible changes to the Fiduciary Rule and related exemptions. The applicable date for the Fiduciary Rule and related exemptions could be further extended to provide the DOL with additional time to consider possible changes to the Fiduciary Rule and related exemptions, in connection with the preparation by the DOL of an updated economic and legal analysis concerning the likely impact of the Fiduciary Rule. On April 4, 2017, the DOL issued a news release regarding the delay stating that, as of June 9, 2017, the definition of fiduciary under the final regulations and the impartial conduct or “best interest” standard must be met for all retail sales of life and annuity products. The DOL also indicated that the BIC contract and the point of sale disclosures required under prohibited transaction exemption 84-24 would be delayed until January 1, 2018. Application of these standards on June 9, 2017 is likely to create further confusion among our distribution partners that could negatively impact product sales. The change of administration and DOL officials leaves uncertainty over whether the regulations will be substantially modified or repealed. We cannot predict what other proposals may be made, what legislation may be introduced or enacted, or what impact any such legislation may have on our business, results of operations and financial condition.

On July 11, 2016, the DOL, the IRS and the PBGC proposed revisions to the Form 5500, the form used for ERISA annual reporting. The revisions affect employee pension and welfare benefit plans, including our ERISA plans and require audits of information, self-directed brokerage account disclosure requirements and additional extensive disclosure. We cannot predict the effect these proposals, if enacted, will have on our business, or what other proposals may be made, what legislation may be introduced or enacted or the impact of any such legislation on our results of operations and financial condition.

In addition, the DOL has issued a number of regulations that increase the level of disclosure that must be provided to plan sponsors and participants. The participant disclosure regulations and the regulations which require service providers to disclose fee and other information to plan sponsors took effect in 2012. In John Hancock Mutual Life Insurance Company v. Harris Trust and Savings Bank (1993), the U.S. Supreme Court held that certain assets in excess of amounts necessary to satisfy guaranteed obligations under a participating group annuity general account contract are “plan assets.” Therefore, these assets are subject to certain fiduciary obligations under ERISA, which requires fiduciaries to perform their duties solely in the interest of ERISA plan participants and beneficiaries. On January 5, 2000, the Secretary of Labor issued final regulations indicating, in cases where an insurer has issued a policy backed by the insurer’s general account to or for an employee benefit plan, the extent to which assets of the insurer constitute plan assets for purposes of ERISA and the Code. The regulations apply only with respect to a policy issued by an insurer on or before December 31, 1998 (“Transition Policy”). No person will generally be liable under ERISA or the Code for conduct occurring prior to July 5, 2001, where the basis of a claim is that insurance company general account assets constitute plan assets. An insurer issuing a new policy that is backed by its general account and is issued to or for an employee benefit plan after December 31, 1998 will generally be subject to fiduciary obligations under ERISA, unless the policy is a guaranteed benefit policy.

The regulations indicate the requirements that must be met so that assets supporting a Transition Policy will not be considered plan assets for purposes of ERISA and the Code. These requirements include detailed disclosures to be made to the employee benefits plan and the requirement that the insurer must permit the policyholder to terminate the policy on 90 days’ notice and receive without penalty, at the policyholder’s option, either (i) the unallocated accumulated fund balance (which may be subject to market value adjustment), or (ii) a book value payment of such amount in annual installments with interest. We have taken and continue to take steps designed to ensure compliance with these regulations.

Potential Regulation as a Non-Bank SIFI: Enhanced Prudential Standards and Other Regulatory Requirements Under Dodd-Frank

On December 18, 2014, the FSOC designated MetLife as a non-bank SIFI subject to regulation by the Federal Reserve and the FDIC, as well as to enhanced supervision and prudential standards. On January 15, 2015, MetLife, Inc. filed an action in the D.C. District Court asking the Court to review and rescind FSOC’s designation. On March 30, 2016, the D.C. District Court ordered that the designation of our parent, MetLife, Inc., as a non-bank SIFI by the FSOC be rescinded. On April 8, 2016, the FSOC appealed the D.C. District Court’s order, and oral argument was heard on October 24, 2016.

If the FSOC prevails on appeal or re-designates MetLife as systemically important as part of its ongoing review of non-bank financial companies, MetLife, Inc. could once again be subject to regulation as a non-bank SIFI. Brighthouse, because of its size, could be separately evaluated by the FSOC and designated a non-bank SIFI. There can be no assurance that Brighthouse will not be so designated by the FSOC as a non-bank SIFI or that any actions taken in furtherance of the separation of Brighthouse will affect any decision the FSOC may make to re-designate MetLife as a non-bank SIFI.

Under Dodd-Frank, the Federal Reserve Board must establish enhanced prudential standards for non-bank financial companies that the FSOC has determined are systemically important. Dodd-Frank allows the Federal Reserve Board to adjust the enhanced prudential standards for individual companies in order to take into consideration their riskiness, capital structuring complexity, financial activities engaged in by the company and its subsidiaries, size and any other risk-related factors that the Federal Reserve Board believes are appropriate. While the enhanced prudential standards that would apply to MetLife were it to be re-designated as a non-bank SIFI would likely not impose direct regulatory obligations or restrictions on us, regulation of MetLife as a non-bank SIFI could materially and adversely affect our business for so long as we are considered to be “controlled” by MetLife. For example, the Federal Reserve Board has issued an advance notice of proposed rulemaking but not yet finally determined the enhanced capital requirements that would apply to insurance company non-bank SIFIs. If MetLife were re-designated as a non-bank SIFI and if we are considered to be “controlled” by MetLife, those capital requirements may adversely affect MetLife’s and our ability to compete with other insurers that are not subject to those requirements. For as long as we are considered to be “controlled” by MetLife or its insurance company affiliates, the Federal Reserve would also have the right to require any of MetLife’s insurance companies, including us, to take prompt action to correct any financial weaknesses, such as holding additional capital or restricting certain activities.

The Federal Reserve Board also issued a notice of proposed rulemaking addressing the corporate governance, risk management and liquidity requirements it is proposing to apply to insurance company non-bank SIFIs. If MetLife were re-designated as a non-bank SIFI while MetLife is deemed to control us, it is not clear how these proposed standards would apply to MetLife or us, nor how such standards would impact our business if we are considered to be “controlled” by MetLife. See “Risk Factors — Regulatory and Legal Risks — Our insurance businesses are highly regulated, and changes in regulation and in supervisory and enforcement policies may materially impact our capitalization or cash flows, reduce our profitability and limit our growth.”

Once capital requirements for non-bank SIFIs are determined, non-bank SIFIs will be required to undergo three stress tests each year: an annual supervisory stress test conducted by the Federal Reserve and two company-run stress tests (an annual test which coincides with the timing of the supervisory stress test, and a mid-cycle test). Companies will be required to take the results of the stress tests into consideration in their annual capital planning and resolution and recovery planning. If re-designated as a non-bank SIFI, MetLife’s competitive position and its ability to pay dividends, repurchase common stock or other securities or engage in other transactions that could affect its capital or need for capital could be adversely affected by any additional capital requirements that might be imposed as a result of the stress testing requirements, as well as enhanced prudential standards, other measures imposed as a result of the enactment of Dodd-Frank and other regulatory initiatives. If we are considered to be “controlled” by MetLife, our competitive position may be similarly affected by any such increased capital requirements or other prudential standards imposed on MetLife to the extent they affect our operations.

Non-bank SIFIs are required to submit a resolution plan setting forth how the company could be resolved under the Bankruptcy Code in the event of material financial distress. Resolution plans have to be resubmitted annually and promptly following any event, occurrence, change in conditions or circumstances, or other change that results in, or could reasonably be foreseen to have, a material effect on the resolution plan. A failure to submit a “credible” resolution plan could result in the imposition of a variety of measures, including additional capital, leverage, or liquidity requirements, and forced divestiture of assets, operations or subsidiaries, such as Brighthouse. If re-designated as a non-bank SIFI, MetLife would be required to comply with the requirements applicable to non-bank SIFIs, including the submission of a resolution plan. Such a resolution plan may include provisions for restructuring and/or restricting intercompany transactions or arrangements, including those with or for the benefit of Brighthouse, and transactions with third parties, divestitures of lines of business or subsidiaries or other actions.

The Trump administration and the majority party have expressed goals to dismantle or roll back Dodd-Frank and President Trump has issued an executive order that calls for a comprehensive review of Dodd-Frank in light of certain enumerated core principles of financial system regulation. We are not able to predict whether any such proposal to roll back Dodd-Frank would have a material effect on our business operations and cannot currently identify the risks, if any, that may be posed to our businesses as a result of changes to, or legislative replacements for, Dodd-Frank.

Volcker Rule

Under the Volcker Rule, Dodd-Frank authorizes through rulemaking additional capital requirements and quantitative limits on proprietary trading and sponsoring or investing in funds (hedge funds and private equity funds) that rely on certain exemptions from the Investment Company Act, by a non-bank SIFI. Regulations defining and governing such requirements and limits on non-bank SIFIs have not been proposed and were not addressed in the final regulations issued on December 10, 2013 implementing the Volcker Rule for insured depository institutions and their affiliates (“Volcker Rule Regulations”). After being designated as a non-bank SIFI, a non-bank SIFI will have a two-year period, subject to further extension by the Federal Reserve Board, to conform to any such requirements and limits that may be set forth in final regulations applicable to non-bank SIFIs. Subject to safety and soundness determinations as part of rulemaking that could require additional capital requirements and quantitative limits, Dodd-Frank provides that the exemptions under the Volcker Rule also are available to exempt any additional capital requirements and quantitative limits on non-bank SIFIs. The Volcker Rule Regulations provide an exemption, subject to certain requirements, for trading activities and fund sponsorship and investments by a regulated insurance company and its affiliates solely for the general account or separate account of such insurance company. Until final regulations applicable to non-bank SIFIs have been promulgated, it is unclear whether MetLife, were it to be re-designated as a non-bank SIFI, and we, while considered to be “controlled” by MetLife, would have to alter any future activities to comply with the Volcker Rule Regulations.

Consumer Protection Laws

Numerous federal and state laws affect Brighthouse’s earnings and activities, including federal and state consumer protection laws. As part of Dodd-Frank, Congress established the Consumer Financial Protection Bureau (“CFPB”) to supervise and regulate institutions that provide certain financial products and services to consumers. Although the consumer financial services subject to the CFPB’s jurisdiction generally exclude insurance business of the kind in which we engage, the CFPB does have authority to regulate non-insurance consumer services we may provide.

Regulation of Over-the-Counter Derivatives

Dodd-Frank includes a framework of regulation of the OTC derivatives markets which requires clearing of certain types of transactions currently traded OTC and imposes additional costs, including new reporting and margin requirements, and will likely impose additional regulation on us, including new capital requirements. Our costs of risk mitigation are increasing under Dodd-Frank. For example, Dodd-Frank imposes requirements, including the requirement to pledge initial margin (i) for “OTC-cleared” transactions (OTC derivatives that are cleared and settled through central clearing counterparties), and (ii) for “OTC-bilateral” transactions (OTC derivatives that are bilateral contracts between two counterparties) entered into after the phase-in period; these requirements will likely be applicable to us in September 2020 as the Prudential Regulators and the CFTC adopted final margin requirements for non-centrally cleared derivatives during the fourth quarter of 2015, which are broadly consistent with the requirements published by the Bank of International Settlements and International Organization of Securities. These increased margin requirements, combined with increased capital charges for our counterparties and central clearinghouses with respect to non-cash collateral, will likely require increased holdings of cash and highly liquid securities with lower yields causing a reduction in income and less favorable pricing for OTC-cleared and OTC-bilateral transactions. Centralized clearing of certain OTC derivatives exposes us to the risk of a default by a clearing member or clearinghouse with respect to our cleared derivative transactions. We use derivatives to mitigate a wide range of risks in connection with our businesses, including the impact of increased benefit exposures from certain of our annuity products that offer guaranteed benefits. We have always been subject to the risk that hedging and other management procedures might prove ineffective in reducing the risks to which insurance policies expose us or that unanticipated policyholder behavior or mortality, combined with adverse market events, could produce economic losses beyond the scope of the risk management techniques employed. Any such losses could be increased by higher costs of writing derivatives (including customized derivatives) and the reduced availability of customized derivatives that might result from the implementation of Dodd-Frank and comparable international derivatives regulations.

Dodd-Frank also expanded the definition of “swap” and mandated the SEC and CFTC (collectively, the “Commissions”) to study whether “stable value contracts” should be treated as swaps. Pursuant to the new definition and the Commissions’ interpretive regulations, products offered by our insurance subsidiaries other than stable value contracts might also be treated as swaps, even though we believe otherwise. Should such products become regulated as swaps, we cannot predict how the rules would be applied to them or the effect on such products’ profitability or attractiveness to our clients.

Securities, Broker-Dealer and Investment Advisor Regulation

Some of our subsidiaries and their activities in offering and selling variable insurance products, as well as certain fixed interest rate contracts, are subject to extensive regulation under the federal securities laws administered by the SEC. These subsidiaries issue variable annuity contracts and variable life insurance policies through separate accounts that are registered with the SEC as investment companies under the Investment Company Act. Each registered separate account is generally divided into sub-accounts, each of which invests in an underlying mutual fund which is itself a registered investment company under the Investment Company Act. In addition, the variable annuity contracts and variable life insurance policies issued by these registered separate accounts are registered with the SEC under the Securities Act. One subsidiary also issues fixed interest rate or index-linked contracts with features that require them to be registered as securities under the Securities Act. Brighthouse Securities has become registered with the SEC as a broker-dealer under the Exchange Act and approved as a member of, and subject to regulation by, FINRA, and has become registered as a broker-dealer in all applicable U.S. states. Its business will be to serve as the principal underwriter and exclusive distributor of the SEC-registered life insurance policies and annuity contracts issued by its affiliates, and the principal underwriter of the registered mutual funds advised by its affiliated investment advisor and used to fund variable annuity contracts and variable life insurance policies. Another one of our subsidiaries is registered as an investment advisor with the SEC under the Investment Advisers Act of 1940, and its primary business is to serve as investment advisor to the registered mutual funds that underlie our variable annuity contracts and variable life insurance policies. Certain variable contract separate accounts sponsored by our subsidiaries are exempt from registration under the Securities Act and the Investment Company Act, but may be subject to other provisions of the federal securities laws.

Federal, state and other securities regulatory authorities, including the SEC and FINRA may from time to time make inquiries and conduct examinations regarding compliance by Brighthouse’s regulated subsidiaries with securities and other laws and regulations. We will cooperate with such inquiries and examinations and take corrective action when warranted. See “— Insurance Regulation — Insurance Regulatory Examinations and Other Activities.”

Federal and state securities laws and regulations are primarily intended to ensure the integrity of the financial markets, to protect investors in the securities markets, and to protect investment advisory or brokerage clients, and generally grant regulatory agencies broad rulemaking and enforcement powers, including the power to limit or restrict the conduct of business for failure to comply with such laws and regulations.

Environmental Considerations

As an owner and operator of real property, we are subject to extensive federal, state and local environmental laws and regulations. Inherent in such ownership and operation is also the risk that there may be potential environmental liabilities and costs in connection with any required remediation of such properties. In addition, we hold equity interests in companies that could potentially be subject to environmental liabilities. We routinely have environmental assessments performed with respect to real estate being acquired for investment and real property to be acquired through foreclosure. We cannot provide assurance that unexpected environmental liabilities will not arise. However, based on information currently available to us, we believe that any costs associated with compliance with environmental laws and regulations or any remediation of such properties will not have a material adverse effect on our results of operations or financial condition.

Unclaimed Property

We are subject to the laws and regulations of states and other jurisdictions concerning identification, reporting and escheatment of unclaimed or abandoned funds, and are subject to audit and examination for compliance with these requirements.

MANAGEMENT

Our Executive Officers Following the Distribution

The following table presents information regarding our executive officers at the anticipated time of the distribution. We are in the process of identifying the additional individuals who will serve as our executive officers.

Name	Age	Position
Eric T. Steigerwalt	55	President and Chief Executive Officer
Anant Bhalla	39	Executive Vice President and Chief Financial Officer
Peter M. Carlson	52	Executive Vice President and Chief Operating Officer
Christine M. DeBiase	49	Executive Vice President, Chief Legal Officer and Corporate Secretary
Myles J. Lambert	42	Executive Vice President and Chief Distribution and Marketing Officer
John L. Rosenthal	56	Executive Vice President and Chief Investment Officer

Set forth below is biographical information about each of the executive officers named in the table above.

Eric T. Steigerwalt

Business Experience:

•	President and Chief Executive Officer, Brighthouse Financial, Inc. (August 2016 – present)

•	MetLife (May 1998 – present)

•	Executive Vice President, U.S. Retail (September 2012 – present)

•	Executive Vice President and interim Chief Financial Officer (November 2011 – September 2012)

•	Executive Vice President, Chief Financial Officer of U.S. Business (January 2010 – November 2011)

•	Senior Vice President and Chief Financial Officer of U.S. Business (September 2009 – January 2010)

•	Senior Vice President and Treasurer (May 2007 – September 2009)

•	Senior Vice President and Chief Financial Officer of Individual Business (July 2003 – May 2007)

•	Vice President, AXA S.A., a financial services and insurance company (May 1993 – May 1998)

Anant Bhalla

Business Experience:

•	Chief Financial Officer, Brighthouse Financial, Inc. (August 2016 – present)

•	MetLife (April 2014 – present)

•	Senior Vice President and Chief Financial Officer of Retail business (July 2014 – present)

•	Chief Financial Officer of Retail business (April 2014 – July 2014)

•	American International Group, a financial services and insurance company (October 2012 – April 2014)

•	Senior Managing Director, Global Strategy (January 2014 – April 2014)

•	Senior Vice President and Chief Risk Officer, Global Consumer business (October 2012 – January 2014)

•	Founding Partner, Bhalla Capital Partners, an investment management and strategic advisory firm (January 2012 – September 2012)

•	Lincoln Financial Group (October 2009 – December 2011)

•	Senior Vice President, Chief Risk Officer and Treasurer (January 2011 – December 2011)

•	Senior Vice President, Treasurer (October 2009 – December 2010)

Peter M. Carlson

Business Experience:

•	Chief Operating Officer, Brighthouse Financial, Inc. (effective June 1, 2017)

•	MetLife (May 2009 – present)

•	Executive Vice President and Chief Accounting Officer

•	Wells Fargo & Company/Wachovia Corporation (August 2002 – April 2009)

•	Executive Vice President and Deputy Controller, Wells Fargo (January 2009 – April 2009)

•	Executive Vice President, Corporate Controller and Principal Accounting Officer, Wachovia (June 2007 – December 2008)

•	Senior Vice President, Interim Corporate Controller and Principal Accounting Officer, Wachovia (October 2006 – May 2007)

•	Senior Vice President, Accounting and Finance, Wachovia (August 2002 – September 2006)

Christine M. DeBiase

Business Experience:

•	General Counsel and Corporate Secretary, Brighthouse Financial, Inc. (August 2016 – present)

•	MetLife (December 1996 – present)

•	Senior Vice President and Associate General Counsel, U.S. Retail (August 2014 – present)

•	Associate General Counsel, Retail (October 2013 – August 2014)

•	Vice President and Secretary (November 2010 – September 2013)

•	Associate General Counsel, Regulatory Affairs (November 2009 – November 2010)

•	Vice President, Compliance (May 2006 – November 2009)

Myles J. Lambert

Business Experience:

•	Chief Marketing and Distribution Officer, Brighthouse Financial, Inc. (August 2016 – present)

•	MetLife (July 2012 – present)

•	Senior Vice President, U.S. Retail Distribution and Marketing (April 2016 – present)

•	Senior Vice President, head of MetLife Premier Client Group (“MPCG”) Northeast Region (August 2014 – April 2016)

•	Vice President, MPCG Northeast Region (July 2012 – August 2014)

•	Morgan Stanley, a financial services company (June 2011 – July 2012)

•	Executive Director and head of insurance and annuity business

John L. Rosenthal

Business Experience:

•	Chief Investment Officer, Brighthouse Financial, Inc. (September 2016 – present)

•	MetLife (1984 – present)

•	Senior Managing Director, head of global portfolio management (2011 – present)

•	Senior Managing Director, head of core securities (2004 – 2011)

•	Managing Director, co-head of fixed income and equity investments (2000 – 2004)

Our Directors Following the Distribution

The Brighthouse Board is responsible for the oversight of management of the Company. The following table presents information, as of [●] regarding the members of our Board following the distribution. We are in the process of identifying the individuals who will serve on our Board along with our Chief Executive Officer following the distribution.

Name	Age	Position
Eric T. Steigerwalt	55	President and Chief Executive Officer
[●]	[●]	[●]

Set forth below is biographical information about each of the directors named in the table above, to the extent not provided above under “— Our Executive Officers Following the Distribution.”

Committees of our Board

Committees of our Board

Prior to the distribution, our Board consists of [●] members and does not have any standing committees. Following the distribution, we expect our Board will consist of [●] members and will have the following standing committees: (i) Audit, (ii) Compensation, (iii) Nominating and Corporate Governance, (iv) Finance and Risk, (v) Investment and (vi) Executive Committees. Each committee will operate under a written charter that will be reviewed annually.

Our Board has determined that [●], [●] and [●], director nominees who will become directors immediately upon the closing of the distribution, will be independent under the NASDAQ listing rules.

Audit Committee

Pursuant to the phase-in provisions of the NASDAQ listing requirements and Rule 10A-3 promulgated by the SEC under the Exchange Act, our Audit Committee will initially be composed of three directors, of which at least one director will be “independent” under NASDAQ listing rules and Rule 10A-3. Within ninety days following the date of listing on NASDAQ a majority of the Audit Committee will be so independent and within one year following the date of listing on NASDAQ, all members of our Audit Committee will be so independent.

The Audit Committee will initially be [●], [●] and [●], each of whom our Board has determined meets the qualifications for audit committee members set forth in NASDAQ listing rules. Our Board has also determined that [●] is an “audit committee financial expert,” as defined by the SEC.

The Audit Committee’s primary function will be to assist the Board in fulfilling its oversight responsibilities by reviewing the financial reports and other financial information filed with the SEC or provided by us to regulators; our systems of internal controls regarding finance, accounting, legal compliance and ethics established by management and the Board; and our accounting and financial reporting process.

Compensation Committee

The Compensation Committee will initially be composed of [●], [●] and [●]. Pursuant to the phase-in provisions of the NASDAQ listing requirements and Rule 10A-3 promulgated by the SEC under the Exchange Act, as of the date of listing on NASDAQ, the Compensation Committee will consist of at least one independent director; within ninety days of the date of listing on NASDAQ, a majority of the Compensation Committee will consist of independent directors; and within one year of the date of listing on NASDAQ, the Compensation Committee will consist solely of independent directors in accordance with the phase-in provisions of NASDAQ listing requirements.

The Compensation Committee will be responsible for annually reviewing and reassessing the adequacy of the Compensation Committee charter and determining, or recommending to the Board for determination, the compensation of our Chief Executive Officer and our other executive officers.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee will initially be composed of [●] and [●]. Pursuant to the phase-in provisions of the NASDAQ listing requirements and Rule 10A-3 promulgated by the SEC under the Exchange Act, as of the date of listing on NASDAQ, the Nominating and Corporate Governance Committee will consist of at least one independent director; within ninety days of the date of listing on NASDAQ, a majority of the Nominating and Corporate Governance Committee will consist of independent directors; and within one year of the date of listing on NASDAQ, the Nominating and Corporate Governance Committee will consist solely of independent directors in accordance with the phase-in provisions of the NASDAQ listing requirements.

The Nominating and Corporate Governance Committee will be responsible for identifying and recommending candidates for election to our Board and each committee of our Board, reviewing and reporting to the Board on compensation of directors and Board committee members, developing, recommending and monitoring corporate governance principles applicable to the Board and the Company as a whole.

Finance and Risk Committee

The Finance and Risk Committee will initially be composed of [●], [●] and [●]. The Finance and Risk Committee will oversee our financial policies and strategies; our capital structure, plans and policies, including capital adequacy, dividend policies and share repurchases; and our proposals on certain capital actions and other financial matters; our assessment and management of material risks. The Finance and Risk Committee is likely, from time to time, to engage external consultants to assess the alignment of our risk models and practices to industry best practices.

Investment Committee

The Investment Committee will initially be composed of [●], [●] and [●]. The Investment Committee will oversee the management of investment activities of Brighthouse and, on a consolidated basis, of Brighthouse and all of its direct and indirect subsidiaries. In performing its oversight responsibilities, the Investment Committee will review reports from the investment officers on (i) the investment activities and performance of the investment portfolios of Brighthouse and its subsidiaries and (ii) the conformity of investment activities with the Investment Committee’s general authorizations and investment guidelines. The Investment Committee will also oversee the management and mitigation of risks associated with the investment portfolios of Brighthouse and of the consolidated Brighthouse enterprise.

Executive Committee

The Executive Committee will be composed of [●], [●] and [●]. The Executive Committee will be responsible for taking action on behalf of the entire Board with respect to certain exigent matters in between regularly scheduled meetings of our Board.

Director Nomination Process

Following the distribution, nominations for election as a director at our annual meetings may be made either by our Board or by a shareholder or shareholders in compliance with the requirements of our amended and restated bylaws.

Our Board will nominate director-nominees upon the recommendation of the Nominating and Corporate Governance Committee. Potential director-nominees may be identified by the Nominating and Corporate Governance Committee and the full Board through a variety of means, including search firms, existing directors, executive officers and shareholders. Potential director-nominees will be evaluated based on the information supplied by the candidates and information obtained from other sources.

In recommending candidates for election as a director, the Nominating and Corporate Governance Committee will take into consideration the NASDAQ listing requirements, the ability of candidates to enhance the perspective and experience of our Board as a whole and any other criteria the Board may establish from time to time.

Codes of Ethics and Conduct

Prior to or concurrently with the completion of the distribution, our Board will adopt a code of ethics and a code of conduct as such terms are used in Item 406 of Regulation S-K and NASDAQ listing rules.

Board’s Role in Risk Oversight

The Brighthouse Board will be involved in oversight of risks inherent in the operation of our businesses. The Brighthouse Board will perform this oversight role by using several different levels of review. In connection with its reviews of our operations, the Brighthouse Board will address the primary risks associated with our segments. In addition, the Brighthouse Board will review the key risks associated with the Company’s strategic plan annually and periodically throughout the year and review risk management processes.

Communicating with the Brighthouse Board

The Brighthouse Board will establish procedures for shareholders and other interested persons to communicate with the Brighthouse Board. A shareholder or other interested party may contact the Brighthouse Board in writing to the chairman of the Nominating and Corporate Governance Committee at our principal address Brighthouse Financial, Inc., Gragg Building, 11225 North Community House Road, Charlotte, North Carolina, 28277.

Compensation Committee Interlocks and Insider Participation

We do not anticipate any interlocking relationships between any member of our Compensation Committee and any of our executive officers that would require disclosure under the applicable rules promulgated under the federal securities laws.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Executive Compensation Program

We are currently a wholly owned subsidiary of MetLife consisting of various portions of MetLife’s business. Our executive officers are currently officers or employees of MetLife, and some or all of the work they perform relate to us or our subsidiaries. Our executive officers have been compensated by MetLife under their compensation programs. Effective January 1, 2017, Brighthouse established its own benefit plans. Our executive officers are participants in these Brighthouse benefit plans. We anticipate that our separation from MetLife will constitute the end of our employees’ employment with MetLife and its affiliates, and that their MetLife stock compensation awards will be retained or forfeited according to their terms. We also anticipate that, in accordance with the requirements of the plans, the MetLife Board or an appropriate committee will determine what adjustments, if any, to make to outstanding awards and the number of shares reserved for issuance under MetLife’s stock compensation plans in order to prevent the dilution or enlargement of participants’ rights under the plans. While we have determined the general principles and practices that will inform our executive compensation program, neither we nor the companies that will be our affiliates after we are no longer affiliated with MetLife have yet separately determined the compensation and benefits that will apply to our executive officers after that date.

Our Executive Compensation Program Features at a Glance

We intend our programs to:

•	pay for performance: we will provide variable compensation dependent on achievement of results without guarantees unrelated to new hire situations;

•	align executives’ interests with those of shareholders: incentive compensation will include stock-based components;

•	reward achievement of business goals: annual incentives will be based on company and individuals’ goals and results;

•	encourage long-term decision-making: we will use overlapping multi-year long-term incentive performance or restriction periods;

•	reinforce strong risk management: our compensation programs will be designed to avoid incentives to take excessive risk; and

•	avoid excessive perquisites, excessive change-in-control severance pay, excise tax gross-ups, and stock option repricing without shareholder approval.

Compensation Philosophy and Objectives

Our executive compensation program will be designed to:

•	provide competitive “Total Compensation” (defined as base salary plus incentive compensation opportunities) that will attract, retain, engage, and motivate high-performing executives;

•	align our compensation plans with our short- and long-term business strategies;

•	align the financial interests of our executives with those of our shareholders through elements such as incentives based in whole, or in part, on the price, or change in price, of shares of our common stock (“stock-based incentives”) and share ownership requirements;

•	reinforce our pay-for-performance culture by ensuring that variable incentive pay forms a key component of Total Compensation and differentiating awards over time based on company and individual performance; and

•	incorporate strong risk management practices in order to avoid incentive to take excessive risk, encourage prudent decision-making, and capture the results of risk-based decisions in awards and payouts.

Comparator Group

We expect to periodically review the competitiveness of our Total Compensation program and elements for our executives using competitive data. We expect that this data will reflect a number of sets of companies, including: (i) companies among which we compete for executive talent; and/or (ii) companies that are similar to us in measures such as market capitalization, assets, revenue, earnings, or which are similar in the importance of investment and risk management to their business; and/or (iii) companies among which we compete for investors (the “Comparator Group”). We also anticipate that we will periodically review the composition of the Comparator Group from time to time to ensure that its remains an appropriate source of comparison.

We intend that our competitive compensation philosophy will be generally to provide certain elements of Total Compensation around the median for like positions based on Comparator Group companies, taking into account their size and other relevant factors such as competitive position. Each individual’s actual pay will reflect the market for talent as well as considerations such as performance, criticality of role and skills, and experience.

Role of Compensation Committee of the Board of Directors

We expect that the Compensation Committee of the Brighthouse Board will:

•	assist the Brighthouse Board in fulfilling its responsibility to oversee the development and administration of compensation programs for our executives and other employees;

•	approve the goals and objectives relevant to our Chief Executive Officer’s Total Compensation, evaluate our Chief Executive Officer’s performance in light of such goals and objectives, and endorse, for approval by the independent directors, the Chief Executive Officer’s Total Compensation level based on such evaluation;

•	review and recommend for approval by the Brighthouse Board the compensation of each person who is one of our executive officers, our Chief Risk Officer, and our Chief Accounting Officer, as well as policies regarding severance and perquisites and other personal benefits we provide to these officers;

•	review and approve, or endorse for Board approval, our policies regarding deferred compensation and potential payments that would be made upon a change in control;

•	oversee the management and mitigation of risks associated with the development and administration of our compensation programs, including efforts to ensure that our incentive plans are consistent with strong risk management, do not encourage or reward excessive risk taking, encourage prudent decision-making, and capture the results of risk-based decisions in awards and payouts;

•	receive input from other committees of the Board on matters such as governance, finance and risk, corporate responsibility, and audit practices; and

•	review and discuss with management the Compensation Discussion and Analysis to be included in our proxy statement (and incorporated by reference in our Annual Report on Form 10-K), and, based on this review and discussion, (i) recommend to the Board whether the Compensation Discussion and Analysis should be included in the proxy statement, and (ii) issue the Compensation Committee Report to be included in our proxy statement.

We expect that our Compensation Committee will have sole authority to retain or obtain the advice of a compensation consultant or other advisors. The Compensation Committee will not be required to implement or act consistently with the advice or recommendations of any advisor; the Compensation Committee will retain discretion to act according to its own judgment. We also expect that the Compensation Committee will retain or obtain the advice of an outside advisor only after taking into consideration factors related to that advisor’s independence from management that it determines are relevant, including each of the factors it is required to take into consideration under the applicable law or rules. We intend that the Compensation Committee will be responsible for the appointment, compensation, and oversight of any advisor it retains. We anticipate that we will be obligated to provide appropriate funding for reasonable compensation of any such advisor, as determined by the Compensation Committee.

Components of Compensation and Benefits

Overview

We intend to use Total Compensation guidelines for base salary, annual and long-term incentive compensation opportunities that the Compensation Committee will consider together in determining an executive’s Total Compensation. The guidelines will be designed to achieve the results stated in the compensation philosophy. We expect to:

•	allocate a greater portion of executives’ Total Compensation to variable components that depend on performance than we do to fixed components of compensation;

•	allocate a significant portion of executives’ variable compensation to long-term incentives, such as stock-based incentives; and

•	use performance metrics for incentive compensation that align with our short- and long-term business strategy, which may include one or more of the following: operating earnings, free cash flow, free cash flow as a portion of earnings, cash returned to shareholders, expense levels, hedging cost containment, reporting transparency, asset adequacy under hypothetical stress conditions, sales growth, value of new business, liquidity, and book value.

In addition, we intend to offer benefits, deferred compensation, and change-in-control arrangements as described below.

Base Salary

We intend to determine salaries based on factors including position, scope of responsibilities, individual performance, and competitive data. Base salary would provide fixed compensation for services during the year.

Incentive Compensation

We expect to fund annual incentive awards in light of our performance against established metrics or criteria. We expect that individual awards would vary based on performance relative to goals and additional business challenges or opportunities that arose during the year. We anticipate that these awards would be the primary compensation vehicle for recognizing and differentiating individual performance each year, and they will motivate executives and others to achieve strong annual business results that will contribute to Brighthouse’s long-term success without creating an incentive to take excessive risk. We also anticipate that individual awards will be non-formulaic and discretionary, and that senior executive officer awards will be designed with the intention of making them eligible for the “performance-based compensation” exemption from Section 162(m) limits. However, we anticipate that we will reserve the right to grant compensation that does not meet Section 162(m) requirements if we determine it is appropriate to do so.

We anticipate that long-term incentive awards will be based on an assessment of factors such as individual responsibility, performance, relative contribution, and potential for assuming increased responsibilities and future contributions. We expect that at least some of these awards will be stock-based, depending on the value of shares of our common stock (e.g., Restricted Stock Units), increases in the price of such stock (e.g., Stock Options), or a combination of our performance as well as the value of shares of our common stock (e.g., Performance Shares). We also expect that most of the value of stock-based long-term incentives will be comprised of instruments such as Restricted Stock Units or Performance Shares. We expect that we will not reprice stock options without shareholder approval.

Brighthouse’s long-term incentive awards will be intended to:

•	provide executives with a significant continuing stake in Brighthouse’s long-term financial success;

•	align executives’ interests with those of shareholders;

•	encourage decisions and reward performance that contribute to the long-term growth of Brighthouse’s business and enhance shareholder value;

•	promote strong risk management; and

•	encourage retention of executives.

We anticipate that payouts of stock-based long-term incentives may be made in the form of Brighthouse common stock or cash equivalent. In addition, Brighthouse may offer incentives intended to replace MetLife long-term incentives forfeited by employees who made the transition from MetLife to Brighthouse.

We expect to adopt a performance-based compensation recoupment (clawback) policy. If an employee engages in or contributes to fraudulent or other wrongful conduct that causes financial or reputational harm to Brighthouse or its affiliates, we may seek the recovery of the employee’s performance-based compensation. We expect to review the policy at such time as legal or regulatory requirements for the policy change.

Benefits

We recognize the importance of providing comprehensive, cost-effective benefits to attract, retain, engage, and motivate talented employees. Our retirement benefits include a 401(k) plan that provides the opportunity to save a portion of current compensation for retirement and other future needs and a voluntary opportunity for highly compensated employees to defer additional compensation on a non-qualified basis. In addition, we expect to offer a broad-based non-qualified deferred compensation program that provides retirement benefits in excess of 401(k) limits imposed by the Code.

Potential Payments

We intend to provide severance pay and related benefits to employees discontinued due to job elimination in order to encourage a focus on transition to other opportunities and allow us to obtain a release of employment-related claims.

Change-in-Control Arrangements

We intend to adopt change-in-control arrangements in order to retain senior executive officers while a transaction is pending and encourage them to act in the best interests of shareholders, promoting maximum shareholder value without impinging on flexibility to engage in a transaction. These arrangements would provide for limited vesting of long-term incentive compensation, unless replaced by an acquirer. We also intend to protect deferred compensation in such a situation. We expect to provide senior executive officers with change-in-control severance pay at a multiple of base salary plus annual incentives consistent with market practices, which severance would only be payable if the senior executive officer’s employment is terminated without good cause or the senior executive officer resigns with good reason following the change in control. We also intend to avoid grossing-up change-in-control severance pay for excise taxes.

Risk Management

We anticipate that our compensation program will align with our strategies and incorporate strong risk management to contribute to prudent decision making and avoid incentives to take excessive risks. For example, we expect to use multi-year overlapping performance or restriction periods and vesting for long-term incentive compensation, so that time horizons for compensation reflect the extended time horizons for the results of business decisions. We also expect to have a performance-based compensation recoupment (clawback) policy to address employee fraudulent or other wrongful conduct that causes financial or reputational harm to Brighthouse or its affiliates.

We expect to design and operate our incentives to ensure that they do not encourage excessive risk taking. We expect that our Chief Risk Officer will have an essential role in reviewing incentive compensation arrangements, and that our compliance and audit functions will be an indispensable part of Brighthouse’s compensation risk management controls. Further, we anticipate that our employees will be prohibited from hedging, pledging, or short-selling Brighthouse common stock.

BENEFICIAL OWNERSHIP OF COMMON STOCK

Prior to the completion of the distribution, all the shares of our common stock have been owned by our parent, MetLife. Immediately following the distribution, MetLife will retain no more than 19.9% of our common stock. For a description of certain voting arrangements relating to the shares of our common stock retained by MetLife, see “Certain Relationships and Related Person Transactions — Relationship with MetLife Following the Separation.”

The table below presents information with respect to the expected beneficial ownership of our common stock immediately after the distribution by (i) each person who is known by us who will beneficially own more than 5% of our common stock, (ii) each of our directors and director nominees and (iii) all of our executive officers, directors and director nominees as a group. Except as otherwise noted above or in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. To the extent our directors, director nominees and executive officers own MetLife common stock as of the record date for the distribution, they will participate in the distribution on the same terms as other holders of MetLife common stock.

We have based the percentages below on each person’s beneficial ownership of MetLife common stock as of [●], 2017, unless we indicate some other basis for the share amounts. We estimate that, based on the [●] shares of MetLife common stock outstanding as of [●] (excluding treasury shares and assuming no exercise of MetLife options), distribution of at least 80.1% of our common stock and applying the distribution ratio, we will have approximately [●] shares of common stock outstanding immediately after the distribution.

Unless otherwise indicated, the address of each beneficial owner presented in the table below is c/o Brighthouse Financial, Inc., Gragg Building, 11225 North Community House Road, Charlotte, North Carolina, 28277.

Name and Address of Beneficial Owners	Number of Shares of our Common Stock Beneficially Owned	Percentage of our Common Stock Outstanding

MetLife, Inc. 200 Park Avenue New York, New York 10166

All executive officers, directors and director nominees as a group ([●] persons)

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The Separation from MetLife

The separation will be accomplished by means of the distribution by MetLife of at least 80.1% of the shares of our outstanding common stock on a pro rata basis to the holders of MetLife common stock. See “The Separation and Distribution.”

Relationship with MetLife Following the Separation

Prior to the completion of the distribution, we are a wholly owned subsidiary of MetLife, Inc., and have been part of MetLife’s consolidated business operations. Following the distribution, we expect that MetLife will continue to hold no more than 19.9% of our outstanding common stock. Under the Master Separation Agreement, MetLife will grant us a proxy to vote the shares of our common stock that MetLife retains immediately after the distribution in proportion to the votes cast by our other stockholders. This proxy, however, will be automatically revoked as to a particular share upon any sale or transfer of such share from MetLife to a person other than MetLife, and neither the agreement setting forth this arrangement nor the proxy will limit or prohibit any such sale or transfer. From and after the distribution, we expect to have in effect a written related person transaction approval policy pursuant to which the Nominating and Corporate Governance Committee of our Board, or for so long as any member of the Nominating and Corporate Governance Committee is not an “independent director,” a committee of our Board consisting of the independent members of the Nominating and Corporate Governance Committee, will review and approve or take such other action as it may deem appropriate with respect to related person transactions, including transactions involving MetLife for so long as MetLife owns more than 5% of our outstanding common stock. See “— Related Person Transaction Approval Policy.”

Agreements Between Us and MetLife

As part of the distribution, we expect to enter into a Master Separation Agreement and several other agreements with MetLife to effect the separation and to provide a framework for our relationship with MetLife after the distribution. These agreements will include, among others, the agreements described below. See “Risk Factors — Risks Related to Our Separation from, and Continuing Relationship with, MetLife.”

Certain of the agreements summarized in this section are or will be included as exhibits to the registration statement of which this Information Statement forms a part, and the following summaries of those agreements are or will be qualified in their entirety by reference to those agreements.

Master Separation Agreement

We will enter into a master separation agreement with MetLife prior to the completion of the distribution (the “Master Separation Agreement”). The Master Separation Agreement will set forth our agreements with MetLife relating to the ownership of certain assets and the allocation of certain liabilities in connection with the separation of Brighthouse from MetLife. It also will set forth other agreements governing our relationship with MetLife after the distribution, including certain payment obligations between the parties.

The separation of our business

The Master Separation Agreement generally will allocate certain assets and liabilities between us and MetLife according to the business to which such assets and liabilities primarily relate, which is consistent with the basis of presentation of our historical financial statements. To the extent not previously transferred to us or one of our subsidiaries prior to the completion of the distribution, the Master Separation Agreement will provide that MetLife will transfer and assign to us certain assets related to our business owned by them. The Master Separation Agreement will also provide that we will transfer and assign to MetLife certain assets related to its business owned by us. We will perform, discharge and fulfill certain liabilities related to our businesses (which, in the case of tax matters, will be governed in part by the Tax Separation Agreement and Tax Receivables Agreement (each, as described below)). The Master Separation Agreement will also provide for the transfer of certain information and records among us and MetLife and rights to, and access to, certain information and records following separation. Additionally, the Master Separation Agreement will grant us a transitional license to use the “MetLife” name for a limited period of time following the distribution, in certain limited circumstances for use as part of a marketing tag line in connection with the sale and marketing of our products.

Except as expressly set forth in the Master Separation Agreement or in any other agreement entered into in connection with the separation (the “transaction documents”), neither we nor MetLife make any representation or warranty as to:

•	any assets or liabilities allocated under the Master Separation Agreement;

•	the value of or freedom from any security interests of, or any other matter concerning, any assets or liabilities of such party;

•	the legal sufficiency of any assignment, document or instrument to convey title to any asset;

•	any consents or approvals required in connection with any transfer of assets or assumptions of liabilities; or

•	the absence of any defenses or right of set-off or freedom from counterclaim with respect to any claim of either us or MetLife.

Except as expressly set forth in any transaction document, in connection with the transactions through which we were formed, all assets will have been transferred to us on an “as is,” “where is” basis, and we have agreed to bear the economic and legal risks that any conveyance was insufficient to vest in us good title, free and clear of any security interest, and that any necessary consents or approvals were not or are not obtained or that any requirements of law or judgments were not or are not complied with. For a discussion of the transfer of the substantial portion of MetLife’s former Retail segment constituting our business to us in connection with our formation, see “Formation of Brighthouse and the Restructuring.”

Provisions relating to indemnification and liability insurance

The Master Separation Agreement will include certain provisions related to indemnification of (i) MetLife and certain affiliated persons by us and (ii) us and certain of our affiliated persons by MetLife. The Master Separation Agreement will also include certain provisions related to the procurement of certain liability insurance coverage.

Subject to certain exceptions, we will agree to indemnify, hold harmless and defend MetLife (excluding any member of Brighthouse) and certain related persons from and against all liabilities relating to, arising out of or resulting from:

•	us, including the operations, liabilities and obligations of our business, or the failure by us to pay, perform or otherwise promptly discharge any liabilities or contractual obligations of our businesses, in each case arising before or after the completion of the distribution other than the specified liabilities described below;

•	except to the extent it relates to a liability assumed by MetLife, any guarantee, indemnification obligation, surety bond or other credit support arrangement by MetLife for our benefit that survives the distribution;

•	certain specified liabilities including liabilities relating to certain historical businesses, liabilities for our products or distribution and sales thereof, certain employee related liabilities and certain other specified liabilities, as well as our share of certain shared liabilities;

•	any breach by us of the Master Separation Agreement, the other transaction documents, or documents entered into in connection with the restructuring or our certificate of incorporation or by-laws;

•	any untrue statement of, or omission to state, a material fact in MetLife’s public filings to the extent it was as a result of information that we, or certain persons who will, following the distribution, be our employees, furnished to MetLife or which MetLife incorporated by reference from our public filings, if that statement or omission was made or occurred after the completion of the distribution;

•	any distribution or servicing agreements assigned, in whole or in part (and if in part, solely relating to, arising out of or resulting from such part), to us by MetLife in connection with the distribution, from and after the effective date of such assignment;

•	any untrue statement of, or omission to state, a material fact in this information statement, except to the extent the statement was made or omitted in reliance upon information provided to us by MetLife or (other than certain of MetLife’s employees who shall become our employees at or prior to the distribution) expressly for use in such information statement;

•	any losses related to liabilities to be assumed by us from MetLife pursuant to the terms of the Master Separation Agreement or the failure by us to obtain any required consent, approval, release, substitution or amendment in connection with the novation of assumed liabilities;

•	any liabilities of MetLife under or relating to the applicable NELICO Plans; including pursuant to any guarantee made by MetLife thereunder or in respect thereof; provided, that we may set off against any such indemnification obligation thereunder any unpaid amounts due from MetLife in respect of the payments by MetLife with respect to NELICO Plans as contemplated by one of the transaction documents;

•	in the case of any applicable NELICO Plan where services continue to be provided by a third party through a contract with MetLife after separation, any breach by us of such third party contract;

•	the failure by us to timely provide employment termination information to MetLife, as required by one of the transaction agreements, but only where such failure results in the imposition of penalties under Section 409A of the Code; and

•	the provision of certain information by MetLife to us pursuant to the Employee Matters Agreement.

Subject to certain exceptions, MetLife will agree to indemnify, hold harmless and defend us, and certain related persons from and against all liabilities relating to, arising out of or resulting from:

•	MetLife and its affiliates (other than Brighthouse), including the operations, liabilities and obligations of their businesses, or the failure by MetLife or its affiliates (other than Brighthouse) to pay, perform or otherwise promptly discharge any liabilities or contractual obligations of MetLife’s or its affiliates’ (other than Brighthouse) businesses, in each case arising before or after the completion of the distribution other than the specified liabilities described below;

•	except to the extent it relates to a liability assumed by us, any guarantee, indemnification obligation, surety bond or other credit support arrangement by us for MetLife’s benefit that survives the distribution;

•	certain specified liabilities including liabilities relating to certain historical businesses, liabilities for MetLife’s products or distribution and sales thereof, certain employee related liabilities relating to MetLife providing administrative services and other services for certain benefit plans and specified statutory obligations, and certain other specified liabilities, as well as MetLife’s share of certain shared liabilities;

•	any breach by MetLife or any of its affiliates (other than Brighthouse) of the Master Separation Agreement, any of the other transaction documents or documents entered into in connection with the restructuring or its certificate of incorporation or by-laws;

•	any untrue statement of, or omission to state, a material fact in our public filings to the extent it was as a result of information that MetLife, or certain persons who will, following the distribution, be MetLife’s employees, furnished to us or which we incorporated by reference from MetLife’s public filings, if that statement or omission was made or occurred after the completion of the distribution;

•	any losses related to liabilities to be retained by MetLife pursuant to the terms of the Master Separation Agreement or the failure by MetLife to obtain any required consent, approval, release, substitution or amendment in connection with such retained liabilities;

•	any untrue statement of, or omission to state, a material fact in this information statement, except to the extent the statement was made or omitted in reliance upon information provided to MetLife by us (other than certain of our employees who shall become our employees at or prior to the distribution) expressly for use in such information statement;

•	the failure by MetLife to timely provide or to provide timely access, in each case as required by the Master Separation Agreement, to us of the applicable records of the applicable NELICO Plans and certain other plans as provided in the Master Separation Agreement;

•	the provision of certain information by us to MetLife pursuant to the Employee Matters Agreement;

•	the sale of Brighthouse Insurance’s interest in ML China to MLIC; and

•	any obligation pursuant to any abandoned property, unclaimed property, escheatment or similar law in connection with, relating to, arising out of, or resulting from the delivery of the shares of our common stock distributed in the distribution, due to a determination by an unclaimed property regulator or a court that the dormancy period applicable to the underlying MetLife common stock, as opposed to the issue date of our common stock, should have been applied to the shares of our common stock distributed in the distribution.

The Master Separation Agreement will also require that we will have procured a dedicated six year run-off tail policy for (i) any director, officer or employee of MetLife, (ii) any person designated by MetLife as a director and who serves in such capacity, (iii) such individuals, directly or indirectly engaged by MetLife as its agent on a project basis with respect to a distribution of securities of Brighthouse during the term of the Master Separation Agreement and having a binding, written agreement with MetLife that obligates MetLife to indemnify such individual to the same extent as MetLife indemnifies its directors, officers or employees, or (iv) any person who, with such person’s consent, is named in any registration statement of Brighthouse under the Securities Act as about to become a director of Brighthouse ((i) – (iv) collectively, a “Group Individual”) in respect of: (a) director and officer liability coverage; (b) coverage for liabilities under U.S. federal and state securities laws and fiduciary liability coverage in respect of pension plans covering employees; and (c) professional liability/errors & omission liability coverage including cyber liability and employment practices liability coverage in respect of our operations, assets and liabilities; provided that in any event such tail insurance policy will provide for (x) policy limits in an amount no less than, and (y) deductible or retentions in an amount no higher than, $200 million and $25 million, respectively, in the case of the clauses (a) and (b), and $100 million and $10 million, respectively, in the case of clause (c).

Claims

The Master Separation Agreement will provide for the allocation among MetLife and us of known claims, and will allocate responsibility among the parties with respect to any claims (including litigation or regulatory actions or investigations) in a manner generally consistent, subject to certain modifications, with the indemnification obligations described above. The Master Separation Agreement will also provide for certain procedural requirements between MetLife and us in connection with any such claim.

Dispute resolution procedures

The Master Separation Agreement will provide that neither party will commence any court action to resolve any dispute or claim arising out of or relating to the Master Separation Agreement or the other transaction documents (excluding the Registration Rights Agreement, the Tax Receivables Agreement and the Tax Separation Agreement). Instead, any dispute that is not resolved in the normal course of business will be submitted to mediation by written notice. If a dispute subject to the mediation process has not been resolved within a specified period after the date of the written notice beginning the mediation process, the dispute shall be resolved by binding arbitration.

Each party shall bear its own costs in both the mediation and the arbitration; however, the parties shall share the fees and expenses of both the mediators and the arbitrators equally.

These dispute resolution procedures will not apply to any dispute or claim arising under the Registration Rights Agreement, including any dispute related to MetLife’s rights as a holder of our common stock and both parties will submit to the exclusive jurisdiction of the Delaware courts for resolution of any such dispute. In addition, both parties will be permitted to seek injunctive or other equitable relief from any court with jurisdiction over the parties in the event of any actual or threatened breach of the provisions of the Master Separation Agreement or the other transaction documents (excluding the Registration Rights Agreement, the Tax Receivables Agreement and the Tax Separation Agreement).

Release under certain agreements

Except for each party’s obligations under the Master Separation Agreement, the other transaction documents and certain other specified agreements and liabilities, we and MetLife, on behalf of ourselves and each of our respective affiliates, will release and discharge the other and its respective affiliates from all liabilities existing or arising between us on or before the completion of the distribution, in connection with intercompany agreements to be terminated in connection with the separation (as well as a release by MetLife in favor of us under the agreements relating to the investment in ML China). Except as specified in the Master Separation Agreement, the release does not extend to obligations or liabilities under any agreements between us and MetLife that remain in effect following the distribution, including ordinary course liabilities for products and services.

Restrictive covenants

Subject to earlier termination in the case of MetLife in connection with certain transformational transactions at Brighthouse, until eighteen (18) months after the date of the Master Separation Agreement, neither MetLife nor Brighthouse will solicit any then current employee of the other party or any of its affiliates with a title of vice president or higher or similar position based on practices in effect at the time of distribution with respect to employment by such party; provided, that nothing will preclude either MetLife or Brighthouse from soliciting any such employee of the other party (i) who has ceased to be employed by such other party or its subsidiaries prior to commencement of the earlier of such solicitation or employment discussions between the first party and such employee, (ii) pursuant to a generalized solicitation for employees through the use of media advertisements, professional search firms or otherwise that does not target or have the effect of targeting such employees, or (iii) who contacts a party on such person’s own initiative and without any prohibited solicitation.

Credit support obligations

In the ordinary course of our business, we enter into agreements (including leases) which require guarantees, indemnification obligations, other credit support or other support obligations (collectively the “Credit Support Obligations”). Prior to the distribution, MetLife agreed to be primary obligor on most of our currently outstanding Credit Support Obligations. We and MetLife will cooperate to replace certain Credit Support Obligations and we will secure the release or replacement of the liability of MetLife, as applicable and necessary, under certain Credit Support Obligations that were not novated prior to completion of the distribution and, subject to applicable regulatory approval or non-objection, within a certain period following the date of the Master Separation Agreement, release MetLife of its obligations under certain guarantees with third parties.

To the extent that the Credit Support Obligations were not novated prior to completion of the distribution, MetLife will maintain in full force and effect each Credit Support Obligation which is issued and outstanding as of the date of the distribution until the earlier of: (i) such time as the contract, or all of the obligations of us or our applicable affiliate(s) thereunder, to which such Credit Support Obligation relates, terminates; and (ii) such time as such Credit Support Obligation expires in accordance with its terms or is otherwise released.

Covenants relating to existing agreements

Pursuant to the Master Separation Agreement each of MetLife and we will agree that, for a period of one year after the separation, each party will not take or fail to take any actions that reasonably could result in the other party (or its respective subsidiaries) being in breach of or in default under any agreement (i) that provides that actions of one party or its subsidiaries may result in breach of or default under such agreement by the other party or its subsidiaries, (ii) to which MetLife or we are a party or (iii) under which MetLife or we have performed any obligations on or prior to the date of the Master Separation Agreement.

We will agree to, and cause our subsidiaries to, provide any services, facilities, equipment or software pursuant to the Transition Services Agreement entered into in connection with the sale of the MPCG and MetLife Securities to MassMutual, to the extent we or our subsidiaries provide such prior to the date of the Master Separation Agreement. The Master Separation Agreement will provide that MetLife will, upon our request and at our expense, seek to enforce any obligation of MassMutual for our benefit under that certain purchase agreement entered into in connection with the sale of the MPCG and MetLife Securities.

In addition, the Master Separation Agreement will provide for reimbursements between us and MetLife, as applicable, for payments of renewal commissions or trail commissions to former producers of the other Party pursuant to previously existing contractual obligations, and that we and MetLife shall work together to make any such payments through a registered broker-dealer and member of FINRA. The Master Separation Agreement will also include provisions for agreement among us and MetLife on how to process bundled payments received from an unaffiliated registered investment company by one of our or MetLife’s insurance company subsidiaries that include proceeds for the other party’s insurance company subsidiaries, in connection with investments of contract owners assets in separate accounts in such a company by either our or MetLife’s insurance company subsidiaries. The Master Separation Agreement will include provisions providing requirements that (i) we will perform all of our obligations under certain reinsurance agreements with third party reinsurers that reinsure our liabilities arising under policies reinsured by MetLife or which inure to the benefit of the reinsured arrangement, and (ii) MetLife will perform all of its obligations under certain reinsurance agreements with third party reinsurers that reinsure MetLife’s liabilities arising under policies reinsured by us or which inure to the benefit of the reinsured arrangement.

Covenants relating to GALIC

The Master Separation Agreement will contain certain provisions relating to the guarantee by GALIC of certain policies and products of certain of our insurance company subsidiaries, including relating to the future release of the guarantee or assignment to an entity having sufficient financial strength, credit-worthiness, or claims-paying ability rating, procedures for delivery of financial and other information necessary for our public filings, and cooperation with a potential future buyback or exchange of effected products.

Investment Management Agreements

On January 1, 2017, MetLife Investment Advisors, LLC (“MLIA”), a subsidiary of MetLife, entered into investment management agreements with our insurance company subsidiaries, pursuant to which MLIA manages the investment of the assets comprising the general account portfolio of such insurance company subsidiaries and provides certain portfolio management services, including services relating to the use of derivatives. MLIA also entered into an investment management agreement with Brighthouse Financial, Inc. and certain of its non-

insurance company subsidiaries, including Brighthouse Services, and expects to enter into an investment management agreement with BRCD prior to the separation. In return for providing such services, MLIA is entitled to receive a management fee determined generally by the amount of the assets under management and is also entitled to reimbursement for certain expenses. Each agreement has an initial term that continues until 18 months after the date on which MetLife ceases to own at least fifty percent (50%) or more of our common stock, after which period either party to the agreement is permitted to terminate upon notice to the other party (although termination prior to the end of the initial term is permitted under certain circumstances). MLIA also entered, or expects to enter, in the case of BRCD, into related investment finance services agreements with each of the entities described above pursuant to which MLIA provides, or will provide, certain investment finance and reporting services in respect of the assets allocated to it under each respective investment management agreement.

On January 1, 2017, MLIA also entered into separate investment management agreements with certain of the same entities described above and, pursuant to which MLIA provides investment and portfolio management services, including services relating to the use of derivatives, in respect of certain separate account assets of each respective entity. The terms of each separate account investment management agreement are substantially similar to those contained in the general account investment management agreements. MLIA also provides investment finance and reporting services under related investment finance services agreements with each insurer in respect of the separate account assets allocated to it under each respective separate account investment management agreement.

Registration Rights Agreement

We will enter into a registration rights agreement with MetLife to provide MetLife with registration rights relating to shares of our common stock held by MetLife following the distribution (the “Registration Rights Agreement”). MetLife and its permitted transferees may require us to register under the Securities Act, all or any portion of these shares, a so-called “demand request.” The demand request will be subject to certain limitations as to minimum value and frequency.

MetLife and its permitted transferees will also have “piggyback” registration rights, such that MetLife and its permitted transferees may include their respective shares in any future registrations of our equity securities, whether or not that registration relates to a primary offering by us or a secondary offering by or on behalf of any of our shareholders. The demand registration rights and piggyback registration rights will be each subject to market cut-back exceptions.

The Registration Rights Agreement will set forth customary registration procedures, including an agreement by us to make our management reasonably available to participate in road show presentations in connection with any underwritten offerings. We will also agree to indemnify MetLife and its permitted transferees with respect to liabilities resulting from untrue statements or omissions in any registration statement used in any such registration, other than untrue statements or omissions resulting from information furnished to us for use in a registration statement by MetLife or any permitted transferee.

The rights of MetLife and its permitted transferees under the Registration Rights Agreement will remain in effect with respect to the shares covered by the agreement until those shares:

•	have been sold pursuant to an effective registration statement under the Securities Act;

•	have been sold to the public pursuant to Rule 144 under the Securities Act;

•	have been transferred in a transaction where subsequent public distribution of the shares would not require registration under the Securities Act; or

•	are no longer outstanding.

In addition, the registration rights under the agreement will cease to apply to a holder when such holder holds less than a certain threshold of the then outstanding common shares and such shares are eligible for sale without restriction pursuant to Rule 144 under the Securities Act.

Transition Services Agreement

Prior to the distribution, Brighthouse Services, Brighthouse Financial, Inc. (but only with respect to certain provisions), MetLife Services and Solutions, LLC (“MSS”), a direct, wholly owned subsidiary of MetLife, and MetLife, Inc. (but only with respect to certain provisions) will enter into a transition services agreement effective as of January 1, 2017 (the “Transition Services Agreement”). Each of Brighthouse Financial, Inc. and MetLife, Inc. will be a party to the Transition Services Agreement solely with respect to taking actions necessary to cause their respective affiliates to perform obligations under the Transition Services Agreement to the extent required thereunder. Under the Transition Services Agreement, for a transitional period, generally up to thirty-six months, with certain services to be made available for several years, MSS will agree to perform, directly or through affiliates with which it has an arrangement, a range of administrative and other services that Brighthouse Services and we will require in support of their operations. Among other services, MSS will agree to perform certain finance, treasury, compliance, operations, call center and technology support services. Moreover, MSS will agree to provide facilities and equipment to the extent requested by Brighthouse Services for its own benefit or ours. Brighthouse Services will pay MSS fees to be calculated in accordance with schedules to the Transition Services Agreement, which vary depending on the nature of the services and facilities and equipment provided. Brighthouse Services, in turn, will allocate to us any expense incurred under the Transition Services Agreement for the benefit of subsidiaries or affiliates of Brighthouse. In addition to the services that MSS provides to Brighthouse Services, Brighthouse Services will perform a more limited scope of services for the benefit of MSS and its affiliates.

Other Services Agreements

Prior to the distribution, Brighthouse Insurance and NELICO will enter into an Administrative Services Agreement with MLIC (the “MLIC TPA Agreement”) and will enter into a Global Services Agreement with MSS, as billing intermediary, for certain third-party administration services (“TPA Services”) performed by MetLife Global Operations Support Center Private Limited (“MGOSC”) (the “MSS Global Services Agreement”). Under the MLIC TPA Agreement and the MSS Global Services Agreement, once MLIC and MGOSC cease to be affiliates of Brighthouse Insurance and NELICO, MLIC and MGOSC (by way of MSS as billing intermediary) will continue to perform certain TPA Services that Brighthouse Insurance and NELICO may require in support of their operations for a transitional period. Such TPA Services may include, but are not limited to, claims processing, premium collection and underwriting.

MSS is currently in the process of obtaining all necessary licenses to directly perform TPA Services. When MSS is properly licensed and otherwise capable of providing such services, the MLIC TPA Agreement will terminate and MSS will provide certain TPA Services to Brighthouse Insurance and NELICO for a transitional period. Brighthouse Insurance and NELICO will enter into Administrative Services Agreements with MSS (the “MSS TPA Agreement”). Under the MSS TPA Agreement, MSS will agree to perform TPA Services that Brighthouse Insurance and NELICO may require in support of their operations.

Prior to the distribution, various Brighthouse and MetLife entities will enter into additional services agreements providing for the provision of support services, including, among other things, an administrative services agreement among Brighthouse Advisers and MetLife’s insurance company subsidiaries and participation agreements between Brighthouse Securities and our insurance company subsidiaries. One such agreement is the Long-Term Data Access Agreement which will set forth standards for the access to and maintenance of data that will be exchanged by Brighthouse and MetLife prior to and following separation.

As of January 1, 2017, Brighthouse Services provides certain services to our insurance company subsidiaries, including providing instruction and direction to MLIA as to MLIA’s services under the Investment

Management Agreements between MLIA and our insurance subsidiaries (“Subsidiary IMAs”). Additionally, Brighthouse Services provides instruction and direction to MLIA as to MLIA’s services under the Investment Management Agreement among MLIA and Brighthouse Financial Inc. and certain of its non-insurance company subsidiaries (the “Brighthouse IMA”). Brighthouse Services is not a party to the Subsidiary IMAs and is not obligated to compensate MLIA for services under the Subsidiary IMAs. However, Brighthouse Services is a party to the Brighthouse IMA and is obligated to compensate MLIA for services thereunder.

All agreements between or among MetLife, Brighthouse and their respective affiliates intended to take effect prior to the separation and requiring the approval of applicable insurance regulatory authorities have been approved by such regulatory authorities. Affiliate transaction approvals have been, or will be sought prior to the separation for those agreements intended to take effect at the separation to the extent that such agreements require such approval. These agreements include third-party administrative service agreements and tax allocation agreements.

Intellectual Property Arrangements

Intellectual Property License Agreement

Prior to or concurrently with the completion of the distribution, we and MLIC will enter into the Intellectual Property License Agreement, pursuant to which we will grant each other a non-exclusive, irrevocable, royalty-free, fully paid-up, worldwide, license under certain intellectual property rights that we each own. The intellectual property rights being licensed (with no rights to sublicense except as described below) under the Intellectual Property License Agreement may include invention disclosures, patents, patent applications, statutory invention registrations, copyrights, mask work rights, database rights and design rights, trade secrets, trademarks, service marks, trade dress, logos, other source identifiers or domain names, intellectual property made available under the Transition Services Agreement, and limited rights to certain policies and materials owned by MLIC or its affiliates. The license will allow us and MLIC and its affiliates to have access to and to use certain intellectual property necessary for operations of our respective businesses. Brighthouse will agree to sublicense its rights in certain MetLife trademarks to market, sell, distribute and service products and services in connection with its business as operated immediately following the separation. MLIC will agree to sublicense its rights in certain Brighthouse trademarks in connection with providing services to Brighthouse pursuant to the Transaction Documents. Each party will agree to only sublicense its right in other intellectual property for (i) non-public distribution, dissemination or disclosure restricted to employees of the licensee, its affiliates or their respective third party vendors under written obligations of confidentiality at least as stringent as those required under the Intellectual Property License Agreement and/or (ii) public distribution, dissemination or disclosure of such materials only to the extent such materials were publicly distributed, disseminated or disclosed prior to the distribution. Each party can only assign its license rights to another party other than an affiliate upon the prior written consent of the other party to the agreement. The Intellectual Property License Agreement with respect to trademarks continues until non-use of a particular mark and is perpetual with respect to other intellectual property other than upon, material breach.

Tax Agreements

Due to a particular U.S. tax consolidation provision, Brighthouse Insurance will not immediately be included with Brighthouse in a tax group. Instead, following the distribution (the “tax deconsolidation date”), Brighthouse Insurance and any directly owned life insurance and reinsurance company subsidiaries (including Brighthouse Insurance NY and BRCD) are expected to be included in Brighthouse Insurance’s consolidated federal income tax return until 2023. In addition, following the tax deconsolidation date, NELICO will not be included in the Brighthouse Insurance, consolidated federal income tax return and will file its own U.S. federal income tax return until 2023. Current taxes (and the benefits of tax attributes such as losses) of Brighthouse Insurance and its life insurance/reinsurance company subsidiaries will be allocated among Brighthouse Insurance and its subsidiaries under consolidated tax return regulations and a tax sharing agreement. Beginning in 2023,

Brighthouse Insurance, its directly owned life insurance and reinsurance company subsidiaries and NELICO are expected to join our U.S. consolidated federal income tax return. Because Brighthouse Insurance, its directly owned life insurance and reinsurance company subsidiaries and NELICO are not able to join our U.S. consolidated federal income tax return until 2023, our U.S. consolidated federal income tax group and the separate groups of Brighthouse Insurance and NELICO may owe more taxes than they would have owed if they had all been a single group immediately after the distribution.

Tax Receivables Agreement

Immediately prior to the closing of the distribution, we will enter into a Tax Receivables Agreement with MetLife that provides MetLife with the right to receive future payments from us, equal to 86% of the amount of cash savings, if any, in U.S. federal income tax that we and our subsidiaries actually realize (or are deemed to realize in the case of an early termination by us, a breach of material obligations under the Tax Receivables Agreement, a change of control or certain subsidiary dispositions, as discussed below) as a result of the utilization of our and our subsidiaries’ net operating losses, capital losses, tax basis and amortization or depreciation deductions in respect of certain tax benefits we may realize as a result of certain transactions involved in the separation together with interest accrued at a rate of one-year LIBOR plus 100 basis points from the date the applicable tax return is due (without extension) until the date the applicable payment is due. To the extent that we fail to make payments when due under the Tax Receivables Agreement for any reason, other than as a result of certain exceptions, discussed below, such payments will accrue interest at a rate of one-year LIBOR plus 650 basis points per annum until paid. These payment obligations are our obligations and we will be obligated to use commercially reasonable actions to cause our subsidiaries to pay dividends to us to the extent necessary for us to make payments under the Tax Receivables Agreement.

For purposes of the Tax Receivables Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had we not been able to utilize the tax benefits subject to the Tax Receivables Agreement. The term of the Tax Receivables Agreement will commence upon consummation of this offering and will continue until all relevant tax benefits have been utilized or have expired.

Estimating the amount of payments that may be made under the Tax Receivables Agreement is by its nature imprecise, insofar as the calculation of amounts payable depends on a variety of factors. The actual amount and utilization of net operating losses, tax basis and other tax attributes, as well as the amount and timing of any payments under the Tax Receivables Agreement, will vary depending upon a number of factors, including the amount, character and timing of our and our subsidiaries’ taxable income in the future.

If we undergo a change of control, the Tax Receivables Agreement will terminate, and we will be required to make a lump sum payment equal to the present value of future payments under the Tax Receivables Agreement, which payment would be based on certain assumptions (the “valuation assumptions”), including those relating to our and our subsidiaries’ future taxable income. Additionally, if we or a direct or indirect subsidiary transfers any asset to a corporation with which we do not file a consolidated tax return, we will be treated as having sold that asset in a taxable transaction for purposes of determining the cash savings in income tax under the Tax Receivables Agreement. If we sell or otherwise dispose of any of our subsidiaries in a transaction that is not a change of control, we will be required to make a lump sum payment equal to the present value of future payments under the Tax Receivables Agreement attributable to the tax benefits of such subsidiary that is sold or disposed of, applying the valuation assumptions. Any such payment resulting from a change of control, asset transfer or subsidiary disposition could be substantial and could exceed our actual cash tax savings.

The Tax Receivables Agreement provides that in the event that we breach any of our material obligations under it, whether as a result of our failure to make any payment when due (subject to a three-month cure period), failure to honor any other material obligation under it or by operation of law as a result of the rejection of it in a case commenced under the United States Bankruptcy Code or otherwise, then all our payment and other obligations under the Tax Receivables Agreement will be accelerated and will become due and payable, applying the same valuation assumptions discussed above, including those relating to our future taxable income. Such payments could be substantial and could exceed our actual cash tax savings. Additionally, we generally have the right to terminate the Tax Receivables Agreement. If we terminate the Tax Receivables Agreement, our payment and other obligations under the Tax Receivables Agreement will be accelerated and will become due and payable, also applying the valuation assumptions discussed above. Such payments could be substantial and could exceed our actual cash tax savings.

Tax Separation Agreement

Immediately prior to the distribution, we will enter into a tax separation agreement with MetLife (the “Tax Separation Agreement”). Among other things, the Tax Separation Agreement governs the allocation between MetLife and us of the responsibility for the taxes of the MetLife group. The Tax Separation Agreement also allocates rights, obligations and responsibilities in connection with certain administrative matters relating to the preparation of tax returns and control of tax audits and other proceedings relating to taxes.

Under the Tax Separation Agreement, MetLife will generally be responsible for any and all taxes due with respect to any (i) tax return filed on a consolidated, combined or unitary basis that includes at least one member of the MetLife group and one member of the Brighthouse group (a “Joint Return”) and (ii) any stand-alone tax return filed by any member of the MetLife group that does not include any member of the Brighthouse group. However, under the terms of the Tax Separation Agreement, we will pay to MetLife or receive a payment from MetLife with respect to taxes attributable to the Brighthouse group determined under the principles of MetLife’s current tax sharing agreement for taxable periods ending on or prior to the distribution for which tax returns have not been filed by such date. In addition, for pre-distribution taxable periods we will generally be responsible for (x) taxes attributable to the members of the Brighthouse group arising from any audit of any Joint Return, as determined under the principles of MetLife’s current tax sharing agreement as in effect for the relevant taxable period, and (y) any and all taxes due with respect to any stand-alone tax returns filed by any member of the Brighthouse group that does not include any member of the MetLife group.

The Tax Separation Agreement will generally allocate the right to refunds of taxes to the party that would be liable under the Tax Separation Agreement for the underlying taxes that are refunded.

The Tax Separation Agreement will allocate between the parties the right to control, and to participate in, the preparation and filing of tax returns and defense of tax audits or other proceedings relating to taxes, and will require the parties to cooperate with each other in connection with preparing and filing tax returns and defending tax audits and other tax proceedings.

With the exception of obligations under other agreements entered into between MetLife and us in connection with the distribution (such as the Tax Receivables Agreement), upon entering into the Tax Separation Agreement, all other formal or informal tax sharing arrangements between MetLife and us will be terminated and the Tax Separation Agreement will generally govern all of our relationship with MetLife relating to tax returns and tax liabilities.

The Tax Separation Agreement will generally allocate to MetLife any income taxes incurred in connection with the failure to qualify for tax-free treatment of the distribution and certain related preliminary internal transactions. Additionally, MetLife will be liable for tax losses that occur from a failure to qualify for tax free treatment if the failure to qualify for tax-free treatment results from any action or inaction after the completion of the distribution that is within MetLife’s control or if the failure results from any direct or indirect transfer of MetLife’s stock after the distribution. Under the Tax Separation Agreement such income taxes will generally be allocated to us if the failure to qualify for tax-free treatment results from any action or inaction after the completion of the distribution that is within our control or if the failure results from any direct or indirect transfer of our stock after the distribution. The Tax Separation Agreement will include a provision generally prohibiting us after the completion of the distribution from taking any action or failing to take action within our control that would cause the failure of such tax-free treatment.

In addition, for the two-year period following the separation, we will agree to continue to actively conduct the portion of our business relied upon to qualify the distribution as a tax-free transaction and we will agree that in a single transaction or series of transactions we will not:

•	enter into or, to the extent we have the right to prohibit it, permit any transaction to occur, as a result of which one or more persons would (directly or indirectly) acquire, or have the right to acquire, a number of shares of stock that would, when combined with certain other changes in ownership of our stock, comprise 45% or more of the value or total combined voting power of all of our outstanding shares of stock;

•	liquidate, merge or consolidate with any other person (whether that other person or such affiliate is the survivor) that was not already wholly owned by a member of our group prior to such transaction;

•	sell or transfer all or substantially all of the assets that were transferred to us as part of the our formation or sell or transfer (or cause or permit to be transferred) 33% or more of the gross assets of the business relied upon to qualify the distribution as a tax-free transaction or 33% or more of our consolidated gross assets;

•	redeem or otherwise repurchase (directly or through an affiliate) any of our stock, or rights to acquire our stock, except to the extent such repurchases satisfy certain IRS guidelines;

•	amend our certificate of incorporation (or other organizational documents), or take any other action, whether through a stockholder vote or otherwise, affecting the voting rights of our stock; or

•	take any other action or actions which in the aggregate would be reasonably likely to have the effect of causing or permitting one or more persons (whether or not acting in concert) to acquire directly or indirectly stock representing a 50% or more of the voting power or value of our stock or otherwise jeopardize the intended tax treatment of the distribution and certain steps that are part of the separation.

We may, however, take the actions enumerated above during such two-year period if (a) we provide MetLife either a ruling from the IRS or an unqualified tax opinion in form and substance reasonably satisfactory to MetLife to the effect that such action will not negatively affect the applicable intended tax treatment of the separation and distribution transactions or (b) MetLife waives the requirement to obtain such IRS ruling or tax opinion. Whether a ruling from the IRS or an unqualified tax opinion would be forthcoming depends on the facts and circumstances of the applicable actions. For example, the Treasury Regulations provide that an acquisition of our stock would not be considered to be “part of a plan” with the distribution (and therefore would not cause there to be gain recognition under Code Section 355(e)) if there was no agreement, understanding, arrangement or substantial negotiations regarding the acquisition or a similar acquisition at any time during the two-year period prior to the distribution.

We will agree to indemnify MetLife and its affiliates against any and all tax-related liabilities incurred by them relating to the distribution to the extent caused by the actions summarized above. This indemnification applies even if MetLife has permitted us to take an action that would otherwise have been prohibited under the tax-related restrictions as described above. Any income taxes incurred in connection with the failure to qualify for tax-free treatment of the distribution which are jointly caused by us and MetLife shall be allocated between MetLife and us equally.

Collateral Agreement

Prior to the distribution, subject to obtaining certain regulatory approvals, we intend to enter into a reinsurance trust agreement with GALIC pursuant to which Brighthouse Insurance and GALIC will collateralize their net exposure to one another under the following two reinsurance agreements between such parties: (i) a reinsurance agreement whereby Brighthouse Insurance provides reinsurance coverage to GALIC with respect to certain term and universal life policies issued by GALIC; and (ii) a reinsurance agreement whereby GALIC provides reinsurance coverage to Brighthouse Insurance with respect to certain whole life policies issued by Brighthouse Insurance.

Sublease Agreements

At or prior to the distribution, we intend to enter into arms-length sublease agreements with MetLife for our corporate headquarters in Charlotte, North Carolina as well as certain other locations.

Additional Agreements

We may enter into one or more material agreements, in addition to the foregoing, with MetLife.

Other Related Person Transactions

The Separation

MetLife has engaged, and expects to engage, in certain transactions in connection with the separation, as described in “Formation of Brighthouse and the Restructuring” and “Recapitalization,” including transactions that will take place prior to the distribution and transactions that will continue in effect after the completion of the distribution. See “Formation of Brighthouse and the Restructuring” and “Recapitalization.”

Reinsurance Agreements

We have entered into reinsurance agreements with MetLife primarily as a cedent of insurance and also as a reinsurer of some insurance products issued by affiliated companies. We participate in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth. While we anticipate terminating certain of these arrangements, or replacing certain of these arrangements with third-party reinsurance agreements, at or prior to the distribution, we expect to retain certain of these agreements for some period of time following the distribution.

Financing Arrangements

We currently have certain financing arrangements with MetLife that are used to support reinsurance obligations arising under affiliated reinsurance agreements. While we anticipate replacing certain of these arrangements with standalone financing at or prior to the distribution, we expect to retain certain of these arrangements for some period of time following the distribution.

Use of Intellectual Property Prior to Distribution

We frequently make use of trademarks and other intellectual property owned by MetLife. Brighthouse and MetLife intend to enter into a transitional license, which would terminate upon separation, with respect to the use of the “MetLife” name in connection with the above described tagline, and the parties intend to agree to a license as part of the Master Separation Agreement, in regards to a certain period of time post-separation, with respect to use of the “MetLife” name in connection with the above described tagline. Although we have not historically paid license fees for the use of such intellectual property, we do follow brand guidelines as specified by MetLife. Following the distribution, our use of trademarks and intellectual property owned by MetLife will be governed by the terms of the Master Separation Agreement and the Intellectual Property License Agreement described under “—Agreements Between Us and MetLife.”

Investment Transactions

We have extended loans to certain MetLife affiliates. In addition, in the ordinary course of business, we have historically transferred invested assets, primarily consisting of fixed maturity securities, to and from affiliates. We anticipate any such arrangements (including loans) would be terminated prior to the distribution.

Shared Services and Overhead Allocations

MetLife currently provides us certain services, which include, but are not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology, sourcing/procurement and investor relations. The financial information in this information statement does not necessarily include all the expenses that would have been incurred had we been a separate, standalone entity prior to the distribution. MetLife charges us for these services based on direct and indirect costs. When specific identification is not practicable, an allocation methodology is used, primarily based on sales, in-force liabilities, or headcount.

Sourcing/Procurement

Prior to the distribution, MetLife contracts for most of our strategic sourcing and procurement needs. Pursuant to a services agreement, MetLife agrees, to the extent requested by an affiliated recipient, to perform certain services and make available its facilities and equipment, including participating in and/or benefiting from arrangements made by MetLife with any of its affiliated or third-party vendors. In consideration for these services, we reimburse MetLife for its expenses attributable to each affiliated recipient of ours for services provided to it under these arrangements. These arrangements cover a variety of sourcing needs, including software licenses, information technology service and support, audit services and market data services. We will not directly benefit from these arrangements following the distribution, and we anticipate entering into direct contracts with vendors at or prior to the distribution, other than in respect of service to be provided under the Transition Services Agreement described under “— Agreements Between Us and MetLife.”

Stock-Based Compensation Plans

Our employees currently participate in MetLife stock-based compensation plans, the costs of which have been allocated to us and recorded in the combined statements of operations.

Broker-Dealer Transactions

Prior to the distribution, we accrue related party revenues and expenses arising from interactions with MetLife’s broker-dealers whereby the MetLife broker-dealers sell our variable annuity and life products. The affiliated revenue for us is fee income from trusts and mutual funds whose shares serve as investment options of our policyholders. The affiliated expense for us is commissions collected on the sale of variable products by us and passed through to the broker-dealer.

Stock-Based Compensation Plans

Our employees currently participate in MetLife stock-based compensation plans, the costs of which have been allocated to us and recorded in the combined statements of operations.

Broker-Dealer Transactions

Prior to the distribution, we accrue related party revenues and expenses arising from interactions with MetLife’s broker-dealers whereby the MetLife broker-dealers sell our variable annuity and life products. The affiliated revenue for us is fee income from trusts and mutual funds whose shares serve as investment options of our policyholders. The affiliated expense for us is commissions collected on the sale of variable products by us and passed through to the broker-dealer.

Revenues and Expenses Associated with Related Person Transactions

The approximate net earned revenues and incurred (expenses), or intercompany charges, for our various arrangements with MetLife and its affiliates are presented in the table below.

	Year ended December 31,
	2016	2015	2014
	(In millions)
Types of Related Persons Transactions
Financing arrangements	$(195)	$(186)	$(202)
Transition services agreements with affiliates	—	—	—
Formation of Brighthouse, Recapitalization and Related Transactions	—	—	—
Advisory and Portfolio Management Agreement Fees	(99)	(80)	(71)
Reinsurance Transactions	487	208	25
Investment Transactions	50	93	143
Stock-Based Compensation Plans	(10)	(8)	(7)
Broker-Dealer Transactions	(434)	(417)	(427)
Other administrative services overhead allocations	(868)	(1,059)	(999)

Total	$(1,069)	$(1,449)	$(1,538)

Related Person Transaction Approval Policy

The Brighthouse Board will adopt, prior to completion of the distribution, a written related person transaction approval policy to take effect from and after the distribution pursuant to which our Nominating and Corporate Governance Committee, or for so long as any member of such committee is not an “independent director,” a committee of the Brighthouse Board consisting of the independent members of the Nominating and Corporate Governance Committee, will review and approve or take such other action as it may deem appropriate with respect to certain transactions.

DESCRIPTION OF CAPITAL STOCK

We filed our certificate of incorporation with the Secretary of State of the State of Delaware on August 1, 2016, and our Board adopted our by-laws on August 1, 2016. Prior to the completion of the distribution, we plan to file our amended and restated certificate of incorporation with the Secretary of State of the State of Delaware and the Brighthouse Board will adopt our amended and restated by-laws. Certain provisions of our amended and restated certificate of incorporation and by-laws that we expect will be in effect upon completion of the distribution and relevant sections of the DGCL are summarized below. The following description of our capital stock and provisions of our amended and restated certificate of incorporation and our amended and restated by-laws are only summaries of such provisions and instruments and in each case are qualified by reference to our amended and restated certificate of incorporation and our amended and restated by-laws that we will file as exhibits to the registration statement of which this information statement is a part.

Authorized Capital Stock

Our authorized capital stock will consist of [●] shares, including: (i) [●] shares of our common stock, $0.01 par value per share, and (ii) [●] shares of preferred stock, $0.01 par value per share. As of [●], 2017, we had [●] outstanding shares of our common stock, held of record by one stockholder, and no shares of preferred stock outstanding; and as of [●], 2017, but giving effect to the completion of the distribution as if it had happened on such date, we had outstanding [●] shares of our common stock and no shares of preferred stock outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Our amended and restated certificate of incorporation and bylaws will also set forth the voting rights of holders, including in respect of directors. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of our common stock will be entitled to receive ratably such dividends as may be declared out of funds legally available if our Board, in its discretion, determines to issue dividends and only then at the times and in the amounts that our Board may determine. Upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to receive their ratable share of the net assets of Brighthouse available after payment of all debts and other liabilities, subject to the prior preferential rights and payment of liquidation preferences, if any, of any outstanding shares of preferred stock. Holders of our common stock will have no preemptive, subscription or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Preferred Stock

Our Board will have the authority, subject to the limitations imposed by Delaware law, without any further vote or action by our stockholders, to issue preferred stock in one or more series and to fix the designations, powers, preferences, limitations and rights of the shares of each series, including:

•	dividend rates;

•	conversion rights;

•	voting rights;

•	terms of redemption and liquidation preferences; and

•	the number of shares constituting each series.

Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of our common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of our common stock.

The Brighthouse Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.

There are no current agreements or understandings with respect to the issuance of preferred stock.

Certain Anti-Takeover Provisions of our Amended and Restated Certificate of Incorporation, our By-laws and Applicable Law

We expect certain provisions of our amended and restated certificate of incorporation and, by-laws, as well as certain provisions of Delaware law and insurance regulations applicable to our business may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for our common stock. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure us and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

As a Delaware corporation, we will be subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, the Brighthouse Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and officers; or

•	at or after the time the stockholder became interested, the business combination was approved by the Brighthouse Board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of Section 203 with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or by-laws resulting from amendments approved by holders of at least a majority of the corporation’s outstanding voting shares.

Insurance Regulations

The insurance laws and regulations of the various states in which our insurance subsidiaries are organized may delay or impede a business combination involving us. State insurance laws prohibit an entity from acquiring control of an insurance company without the prior approval of the domestic insurance regulator. Under most states’ statutes, an entity is presumed to have control of an insurance company if it owns, directly or indirectly, 10% or more of the voting stock of that insurance company or its parent company. These regulatory restrictions may delay, deter or prevent a potential merger or sale of our company, even if the Brighthouse Board decides that it is in the best interests of stockholders for us to merge or be sold. These restrictions also may delay sales by us or acquisitions by third parties of our subsidiaries. See “Risk Factors — Risks Relating to Our Common Stock and the Capital Markets — State insurance laws and Delaware corporate law, may prevent or delay an acquisition of us, which could decrease the trading price of our common stock” and “Regulation — Insurance Regulation.”

Limitation of Liability and Indemnification of Directors and Officers

We expect our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. Under the DGCL as it now reads, such limitation of liability is not permitted:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for payments of unlawful dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL; or

•	for any transaction from which the director derived an improper personal benefit.

These provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers, as well as other employees and individuals, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement, that are incurred in connection with various actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, known as a derivative action, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and the statute requires court approval before there can be any indemnification if the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s by-laws, disinterested director vote, stockholder vote, agreement or otherwise.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Brighthouse pursuant to the foregoing provisions, Brighthouse has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Listing

We have applied to list our common stock on NASDAQ under the symbol “BHF”.

Transfer Agent and Registrar

Upon the consummation of the distribution, the transfer agent and registrar for our common stock will be [●]. The transfer agent’s address is [●].

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of the distribution, we will have [●] shares of common stock outstanding, excluding shares awarded pursuant to equity award arrangements with directors and employees, and MetLife will own [●] shares of our common stock. There is currently not a public market for our common stock. We cannot predict the prices at which our common stock will trade. Future sales of substantial amounts of our common stock in the public market could adversely affect market prices prevailing from time to time and future distributions of the shares owned by MetLife could also adversely affect the market price of our common stock.

The shares of our common stock that holders of MetLife common stock, including trust beneficiaries, will receive in the distribution will be freely transferable, unless you are considered our “affiliate” under Rule 144. Persons who can be considered our affiliates after the distribution generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of MetLife on the distribution date may be deemed to be affiliates of ours. Our affiliates may sell shares of our common stock received in the distribution only:

•	pursuant to a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

Rule 144

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 180 days after the distribution is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0 % of our then-outstanding shares of common stock, which will equal approximately [●] shares immediately after the distribution; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice of the sale on Form 144.

A person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who owns shares within the definition of “restricted securities” under Rule 144 that were purchased from us, or any affiliate, at least six months previously, would, beginning 90 days after this distribution, also be entitled to sell shares under Rule 144. Such sales would be permitted without regard to the volume limitations, manner of sale provisions or notice requirements described above and, after one year, without any limits, including the public information requirement.

Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available. For a discussion of certain registration rights with respect to our common stock, see “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Registration Rights Agreement.”

Registration Statement on Form S-8

We intend to file with the SEC, as soon as practicable following the completion of the distribution, a Registration Statement on Form S-8 registering an aggregate of shares of common stock underlying equity awards we have made and will make to our employees and certain other qualifying individuals, and the resale of those shares of common stock. The Form S-8 will become effective upon filing and shares of common stock so registered will become freely tradable upon such effectiveness.

Registration Rights Agreement

As described in “Certain Relationships and Related Person Transactions — Agreements Between Us and MetLife — Registration Rights Agreement,” we will enter into the Registration Rights Agreement with MetLife. We do not have any other contractual obligations to register our common stock.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form 10 with respect to our common stock. This information statement, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits that are part of the registration statement. Statements contained in this information statement as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit, reference is made to the copy of the contract or other documents filed as an exhibit to the registration statement on Form 10. Each statement is qualified in all respects by the relevant reference. For further information with respect to us and our common stock, reference is made to the registration statement and exhibits thereto. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Upon completion of the distribution, we will become subject to the information and periodic reporting requirements of the Exchange Act and file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s Public Reference Room and the website of the SEC referred to above.

You may request a copy of any of our filings with the SEC at no cost by writing or telephoning us at the following address:

Investor Relations

Brighthouse Financial, Inc.

Gragg Building, 11225 North Community House Road

Charlotte, North Carolina 28277

Phone: [●]

Email: Investor.relations@brighthousefinancial.com

We intend to furnish holders of our common stock with proxy statements and annual reports containing consolidated financial statements prepared in accordance with U.S. GAAP and audited and reported on, with an opinion expressed, by an independent registered public accounting firm. We also intend to file with the SEC quarterly reports for the first three quarters of each fiscal year containing interim unaudited financial information and to furnish other reports as we may determine or as required by law. Information that we file with the SEC after the date of this information statement may supersede the information in this information statement. You may read these reports, proxy statements and other information and obtain copies of such documents and information as described above. We also plan to make available, free of charge, on our Internet site our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 of the Exchange Act and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such materials to the SEC. Information contained on any website referenced in this information statement is not incorporated by reference in this information statement.

No person is authorized by us to give any information or to make any representations other than those contained in this information statement, and, if given or made, such information or representations must not be relied upon as having been authorized by us. Neither the delivery of this information statement nor any distribution of securities made hereunder shall imply that there has been no change in the information set forth herein or in our affairs since the date hereof.

GLOSSARY

Glossary of Selected Financial Terms

Account value	The amount of money in a policy holder’s account. The value increases with additional premiums and investment gains, and it decreases with withdrawals, investment losses and fees.

Alternative investments	General account invested assets in real estate and real estate joint ventures, other limited partnerships and other invested assets.

Annualized new premium (“ANP”)	A sales term used to compare new business written in a year on a recurring basis. The annualization determined by using 100% of annual recurring premium and 10% of single premiums or deposits.

Assets under management (“AUM”)	General account investments and separate account assets.

Conditional tail expectation (“CTE”)

Calculated as the average amount of total assets required to satisfy obligations over the life of the contract or policy in the worst [x]% of scenarios. Represented as CTE (100 less x). Example: CTE95 represents the five worst percent of scenarios.

Deferred acquisition cost (“DAC”)	Represents the incremental costs related directly to the successful acquisition of new and renewal insurance and annuity contracts and which have been deferred on the balance sheet as an asset.

Deferred sales inducements (“DSI”)

Represent amounts that are credited to a policyholder’s account balance that are higher than the expected crediting rates on similar contracts without such an inducement and that are an incentive to purchase a contract and also meet the accounting criteria to be deferred as an asset that is amortized over the life of the contract.

Deferred tax asset (“DTA”) or Deferred tax liability (“DTL”)	Assets or liabilities that are recorded for the difference between book basis and tax basis of an asset or a liability.

General account	All insurance company assets not allocated to separate accounts.

Invested assets	General account investments. Includes fixed maturity securities, equity securities, mortgage loans, policy loans, alternative investments and short-term investments.

Net amount at risk (“NAR”)	The difference between a claim amount payable if a specific event occurs and the amount set aside to support the claim. The calculation of NAR can differ by policy type and/or guarantee.

Net investment spread	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP and Other Financial Disclosures.”

Operating earnings	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP and Other Financial Disclosures.”

Reinsurance	Insurance that an insurance company buys for its own protection. Reinsurance enables an insurance company to expand its capacity, stabilize its underwriting results, or finance its expanding volume.

Risk-based capital (“RBC”)	Rules to determine insurance company regulatory capital requirements. It is based on rules published by the National Association of Insurance Commissioners (“NAIC”)

Sales	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Non-GAAP and Other Financial Disclosures.”

Tax-deferral	An investment with earnings such as interest, dividends or capital gains that accumulate tax free until the investor withdrawals and takes possession of them. The most common types of tax-deferred investments include those in individual retirement accounts (“IRAs”) and deferred annuities.

Value of business acquired (“VOBA”)	Present value of projected future gross profits from in-force policies of acquired businesses.

Glossary of Product Terms

Accumulation phase	The phase of a variable annuity contract during which assets accumulate based on the policyholder’s lump sum or periodic deposits and reinvested interest, capital gains and dividends that are generally tax deferred.

Annuitant	The person who receives annuity payments or the person whose life expectancy determines the amount of variable annuity payments upon annuitization of a life contingent annuity.

Annuities	Long-term, tax deferred investments designed to help investors save for retirement.

Annuitization	The process of converting an annuity investment into a series of periodic income payments, generally for life.

Benefit base	A notional amount (not actual cash value) used to calculate the owner’s guaranteed benefits within an annuity contract. The death benefit and living benefit within the same contract may not have the same Benefit base.

Cash surrender value	The amount an insurance company pays (minus any surrender charge) to the variable annuity owner when the contract is voluntarily terminated prematurely.

Deferred annuity	An annuity purchased with premiums paid either over a period of years or as a lump sum, for which savings accumulate prior to annuitization or surrender, and upon annuitization, such savings are exchanged for either a future lump sum or periodic payments for a specific length of time or for a lifetime.

Dollar-for-dollar withdrawal	A method of calculating the reduction of a variable annuity Benefit base after a withdrawal in which the benefit is reduced by one dollar for every dollar withdrawn.

Enhanced death benefit	An optional benefit that locks in investment gains annually, or every few years, or pays a minimum stated interest rate on purchase payments to the beneficiary.

Fixed annuity	An annuity that guarantees a set annual rate of return with interest at rates we determine, subject to specified minimums. Credited interest rates are guaranteed not to change for certain limited periods of time.

Future policy benefits

Future policy benefits for the annuities business are comprised mainly of liabilities for life-contingent income annuities, and liabilities for the variable annuity guaranteed minimum benefits accounted for as insurance.

Future policy benefits for the life business are comprised mainly of liabilities for traditional life and certain liabilities for universal and variable life insurance contracts (other than the policyholder account balance).

Guaranteed minimum accumulation benefits (“GMAB”)

An optional benefit (available for an additional cost) which entitles an annuitant to a minimum payment, typically in lump-sum, after a set period of time, typically referred to as the accumulation period. The minimum payment is based on the Benefit base, which could be greater than the underlying account value.

Guaranteed minimum death benefits (“GMDB”)

An optional benefit (available for an additional cost) that guarantees an annuitant’s beneficiaries are entitled to a minimum payment based on the Benefit base, which could be greater than the underlying account value, upon the death of the annuitant.

Guaranteed minimum income benefits (“GMIB”)

An optional benefit (available for an additional cost) where an annuitant is entitled to annuitize the policy and receive a minimum payment stream based on the Benefit base, which could be greater than the underlying account value.

Guaranteed minimum living benefits (“GMLB”)	GMIBs, GMWBs and GMABs.

Guaranteed minimum withdrawal benefit for life (“GMWBL”)

An optional benefit (available for an additional cost) where an annuitant is entitled to withdraw a maximum amount of their Benefit base each year, for the duration of the contract holder’s life, regardless of account performance.

Guaranteed minimum withdrawal benefit riders (“GMLB Riders”)	Changes in the carrying value of GMLB liabilities, related hedges and reinsurance; the fees earned directly from the GMLB liabilities; and related DAC offsets.

Guaranteed minimum withdrawal benefits (“GMWB”)

An optional benefit (available for an additional cost) where an annuitant is entitled to withdraw a maximum amount of their Benefit base each year, for which cumulative payments to the annuitant could be greater than the underlying account value.

Immediate income annuity

A type of annuity for which the owner pays a lump sum and receives periodic payments immediately or soon after purchase.

Single premium immediate annuities (“SPIAs”) are single premium annuity products that provide a guaranteed level of income to the owner generally for a specified number of years and/or for the life of the annuitant.

Deferred income annuities (“DIAs”) provide a pension-like stream of income payments after a specified deferral period.

Index-linked annuities	An annuity that provides for asset accumulation and asset distribution needs with an ability to share in the upside from certain financial markets such as equity indices, or an interest rate benchmark. With an index-linked annuity, the customer’s account value can grow or decline due to various external financial market indices performance.

Living benefits	Optional benefits (available at an additional cost) that guarantee that the owner will get back at least his original investment when the money is withdrawn.

Mortality and expense risk fee (“M&E fee”)	A fee charged by insurance companies to compensate for the risk they take by issuing variable annuity contracts.

Net flows	Net change in customer account balances in a period including, but not limited to, new sales, full or partial exits and the net impact of clients utilizing or withdrawing their funds. It excludes the impact of markets on account balances.

Period certain annuity	Type of annuity that guarantees payment to the annuitant for a specified time period and to the beneficiary if the annuitant dies before the period ends.

Policyholder account balances

Annuities: Policyholder account balances are held for fixed deferred annuities, the fixed account portion of variable annuities, and non-life contingent income annuities. Interest is credited to the policyholder’s account at interest rates we determine which are influenced by current market rates, subject to specified minimums.

Life Insurance Policies: Policyholder account balances are held for retained asset accounts, universal life policies and the fixed account of universal variable life insurance policies. Interest is credited to the policyholder’s account at interest rates we determine which are influenced by current market rates, subject to specified minimums.

Pro-rata withdrawal	A method of calculating the reduction of a variable annuity Benefit base after a withdrawal in which the benefit is reduced by the same percentage as the percentage of the withdrawal; for example, a 20% withdrawal of the money reduces the death benefit by 20%.

Rider	An optional feature or benefit that a variable annuity contract holder can purchase at an additional cost.

Roll-up rate	The guaranteed percentage that the Benefit base increases by each year.

Separate account	An insurance company account, legally segregated from the general account, that holds the contract assets or subaccount investments that can be actively or passively managed and invest in stock, bonds or money market portfolios.

Step up	An optional variable annuity feature (available at an additional cost) that can increase the Benefit base amount if the variable annuity account value is higher than the Benefit base on specified dates.

Surrender charge	A fee paid by a contract owner for the early withdrawal of an amount that exceeds a specific percentage or for cancellation of the contract within a specified amount of time after purchase.

Surrender rate	Represents annualized surrenders and withdrawals as a percentage of average account value.

Term life products	Term life products provide a fixed death benefit in exchange for a guaranteed level premium over a specified period of time, usually ten to thirty years. Generally, term life does not include any cash value, savings or investment components.

Total adjusted capital (“TAC”)	Primarily consists of capital and surplus, and the asset valuation reserve.

Universal life products	Life insurance products that provide a death benefit in return for payment of specified annual policy charges that are generally related to specific costs, which may change over time. To the extent that the policyholder chooses to pay more than the charges required in any given year to keep the policy in-force, the excess premium will be placed into the account value of the policy and credited with a stated interest rate on a monthly basis.

Variable annuity	A type of annuity that offers guaranteed periodic payments for a defined period of time or for life and gives purchasers the ability to invest in various markets though the underlying investment options, which may result in potentially higher, but variable, returns.

Variable universal life	Universal life products where the excess amount paid over policy charges can be directed by the policyholder into a variety of separate account investment options. In the separate account investment options, the policyholder bears the entire risk and returns of the investment results.

Whole life products	Life insurance products that provide a guaranteed death benefit in exchange for a guaranteed level premium for a specified period of time in order to maintain coverage for the life of the insured. Whole life products also have guaranteed minimum cash surrender values. Although the primary purpose is protection, the policyholder can withdraw or borrow against the policy (sometimes on a tax favored basis).

Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Brighthouse Financial, Inc.

Charlotte, North Carolina

We have audited the accompanying balance sheet of Brighthouse Financial, Inc. as of December 31, 2016, and the related statements of operations and comprehensive income (loss), shareholder’s equity, and cash flows for the period August 1, 2016 (date of inception) to December 31, 2016. These financial statements are the responsibility of Brighthouse Financial, Inc.’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Brighthouse Financial, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Brighthouse Financial, Inc.’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Brighthouse Financial, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the period August 1, 2016 (date of inception) to December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

New York, New York

April 17, 2017

Brighthouse Financial, Inc.

Balance Sheet

December 31, 2016

Assets
Cash	$1,000
Current income tax recoverable	306,250
Other assets	15,869,527

Total assets	$16,176,777

Liabilities
Payable to affiliate	$16,744,527

Total liabilities	16,744,527

Shareholder’s Equity
Common stock, par value $0.01 per share; 100,000 shares authorized, issued and outstanding	1,000
Retained deficit	(568,750)

Total shareholder’s equity	(567,750)

Total liabilities and shareholder’s equity	$16,176,777

See accompanying notes to the financial statements.

Brighthouse Financial, Inc.

Statement of Operations and Comprehensive Income (Loss)

For the Period from August 1, 2016 (Date of Inception) to December 31, 2016

Revenues
Total revenues	$—

Expenses
Other expenses	875,000

Total expenses	875,000

Income (loss) before provision for income tax	(875,000)
Provision for income tax expense (benefit)	(306,250)

Net income (loss)	(568,750)
Other comprehensive income (loss), before income tax	—
Income tax expense (benefit) related to items of other comprehensive income (loss)	—

Other comprehensive income (loss), net of income tax	—

Comprehensive income (loss)	$(568,750)

See accompanying notes to the financial statements.

Brighthouse Financial, Inc.

Statement of Shareholder’s Equity

For the Period from August 1, 2016 (Date of Inception) to December 31, 2016

	Common Stock	Retained Deficit	Total Shareholder’s Equity
Balance as of August 1, 2016 (Date of Inception)	$—	$—	$—
Issuance of common stock	1,000		1,000
Net income (loss)		(568,750)	(568,750)

Balance as of December 31, 2016	$1,000	$(568,750)	$(567,750)

See accompanying notes to the financial statements.

Brighthouse Financial, Inc.

Statement of Cash Flows

For the Period from August 1, 2016 (Date of Inception) to December 31, 2016

Cash flows from operating activities
Net income (loss)	$(568,750)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Change in current income tax recoverable	(306,250)
Credit facility fees	875,000

Net cash provided by (used in) operating activities	—
Cash flows from investing activities
Net cash provided by (used in) investing activities	—

Cash flows from financing activities
Issuance of common stock	1,000

Net cash provided by (used in) financing activities	1,000

Change in cash	1,000
Cash, beginning of period	—

Cash, end of period	$1,000

See accompanying notes to the financial statements.

Brighthouse Financial, Inc.

Notes to the Financial Statements

1. Organization

Brighthouse Financial, Inc. was formed on August 1, 2016 (date of inception). The initial shareholder of Brighthouse Financial, Inc. is MetLife, Inc., which holds the 100,000 common shares authorized, issued and outstanding.

2. Basis of Presentation

The accompanying financial statements were prepared in accordance with generally accepted accounting principles in the United States of America. Brighthouse Financial, Inc. has evaluated subsequent events through April 17, 2017, which is the date the financial statements were available to be issued. As of April 17, 2017, there were no subsequent events that required disclosure.

3. Credit Facilities

On December 2, 2016, Brighthouse Financial, Inc. entered into a $3.0 billion three-year senior unsecured delayed draw term loan agreement and a $2.0 billion five-year senior unsecured revolving credit facility with a bank syndicate. Brighthouse Financial, Inc. incurred costs of $15,869,527 related to the credit facilities, which have been capitalized and included in other assets. These costs will be amortized over the terms of the agreements. Total fees for December 2016 associated with the credit facilities were $875,000, which are included in other expenses. Borrowings and letters of credit under the revolving credit agreement may be used for general corporate purposes, including use of a portion for the distribution to be made by Brighthouse Financial, Inc. to MetLife, Inc. in connection with the separation of MetLife, Inc.’s Brighthouse Financial segment from MetLife, Inc.’s other businesses. Borrowings and issuances of letters of credit may commence after completion of the separation, and shortly prior to the separation if certain conditions are satisfied. Borrowings under the term loan agreement may be used for general corporate purposes, including use for a portion of the distribution to be made by Brighthouse Financial, Inc. to MetLife, Inc. in connection with the separation. The term loan agreement provides that borrowings may be made prior to the separation (the three-year and the five-year Brighthouse credit facilities, collectively, the “Brighthouse Credit Facilities”). Amounts under the term loan agreement are available after the completion of the contribution by MetLife, Inc. of entities to Brighthouse Intermediate Company (“Initial Contribution”) and the completion of the contribution by MetLife, Inc. of Brighthouse Intermediate Company to Brighthouse. Alternatively, after the Initial Contribution, Brighthouse may draw down amounts from available commitments provided that Brighthouse Intermediate Company provides a guaranty of repayment of such obligations. Both the term loan agreement and the revolving credit facility contain certain administrative, reporting, legal and financial covenants, including requirements to maintain specified minimum consolidated net worth and to maintain a ratio of indebtedness to total capitalization not in excess of a specified percentage, and limitations on the dollar amount of indebtedness that may be incurred by subsidiaries of Brighthouse, which could restrict the operations and use of funds of Brighthouse. There were no outstanding borrowings as of December 31, 2016.

4. Shareholder’s Equity

The sole shareholder, MetLife, Inc., has acquired 100,000 common shares of Brighthouse Financial, Inc.’s authorized common shares for a consideration of $0.01 per share, or total consideration of $1,000.

5. Income Tax

Brighthouse Financial, Inc. has joined with MetLife, Inc. and includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code

Brighthouse Financial, Inc.

Notes to the Financial Statements

of 1986, as amended (the “Code”). Current taxes (and the benefits of tax attributes such as losses) are allocated to Brighthouse Financial, Inc. under the consolidated tax return regulations and a tax sharing agreement between MetLife, Inc. and its includable subsidiaries. This tax sharing agreement states that federal taxes will be computed on a separate return with benefits for loss basis. Under this method, U.S. federal income taxes generally were calculated as if Brighthouse Financial, Inc. was filing as its own separate company, except that net operating losses and certain other tax attributes are characterized as realized (or realizable) when those tax attributes are realized (or realizable) by MetLife.

Prior to or concurrently with the separation, Brighthouse Financial, Inc. will enter into new tax sharing and separation agreements. These agreements will govern the respective rights, responsibilities, and obligations of MetLife, Inc. and Brighthouse Financial, Inc. with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes. It is anticipated that Brighthouse Financial, Inc. will file a partial consolidated U.S. federal income tax return, as well as a separate federal income tax return in accordance with the provision of the Code.

Income taxes as presented herein attribute current income taxes of MetLife, Inc. to Brighthouse Financial, Inc.’s standalone combined financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the Financial Accounting Standards Board (“FASB”) guidance Accounting Standards Codification (“ASC”) 740 - Income Taxes (“ASC 740”). Accordingly, Brighthouse Financial Inc.’s income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the standalone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a standalone enterprise. As a result, actual tax transactions included in the consolidated financial statements of MetLife, Inc. may not be included in the separate financial statements of Brighthouse Financial, Inc.

Similarly, the tax treatment of certain items reflected in the separate financial statements of Brighthouse Financial, Inc. may not be reflected in the consolidated financial statements and tax returns of MetLife, Inc.

Brighthouse Financial, Inc.’s accounting for income taxes represents management’s best estimate of various events and transactions. The effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

6. Related Party Transactions

As of December 31, 2016, Brighthouse Financial, Inc. owed MetLife, Inc. $16,744,527, included in payable to affiliate, for debt issuance costs and credit facility fees paid on Brighthouse Financial, Inc.’s behalf.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of the

MetLife U.S. Retail Separation Business

Charlotte, North Carolina

We have audited the accompanying combined balance sheets of the MetLife U.S. Retail Separation Business (the “Business”) as of December 31, 2016 and 2015, and the related combined statements of operations, comprehensive income (loss), shareholder’s net investment, and cash flows for each of the three years in the period ended December 31, 2016. The combined financial statements include the accounts of Brighthouse Life Insurance Company (formerly MetLife Insurance Company USA), New England Life Insurance Company, Brighthouse Life Insurance Company of NY (formerly First MetLife Investors Insurance Company), MetLife Reinsurance Company of Delaware, MetLife Reinsurance Company of South Carolina, and Brighthouse Investment Advisers, LLC (formerly MetLife Advisers, LLC), and a designated protected cell of MetLife Reinsurance Company of Vermont. These companies are under common ownership and common management. Our audits also included the financial statement schedules listed in the Index to Financial Statements, Notes and Schedules. These combined financial statements and financial statement schedules are the responsibility of the Business’ management. Our responsibility is to express an opinion on the combined financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement. The Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Business’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the combined financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the MetLife U.S. Retail Separation Business as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedules, when considered in relation to the basic combined financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the combined financial statements, the accompanying combined financial statements have been prepared from separate records maintained by MetLife, Inc., and may not necessarily be indicative of the financial condition, or results of operations and cash flows that would have existed had the Business been operated as a stand-alone company during the periods presented.

/s/ Deloitte & Touche LLP

New York, New York

April 17, 2017

MetLife U.S. Retail Separation Business

Combined Balance Sheets

December 31, 2016 and 2015

(In millions)

	2016	2015
Assets
Investments:
Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $58,715 and $61,347, respectively; includes $3,413 and $3,360, respectively, relating to variable interest entities)	$61,388	$63,656
Equity securities available-for-sale, at estimated fair value (cost: $280 and $432, respectively)	300	457
Mortgage loans (net of valuation allowances of $40 and $37, respectively; includes $136 and $172, respectively, at estimated fair value, relating to variable interest entities)	9,378	7,524
Policy loans	1,517	1,692
Real estate and real estate joint ventures (includes $0 and $5, respectively, of real estate held-for-sale)	215	632
Other limited partnership interests	1,642	1,850
Short-term investments, principally at estimated fair value	1,288	1,832
Other invested assets, principally at estimated fair value	4,904	5,986

Total investments	80,632	83,629
Cash and cash equivalents, principally at estimated fair value (includes $9 and $14, respectively, relating to variable interest entities)	5,228	1,570
Accrued investment income (includes $1 and $1, respectively, relating to variable interest entities)	693	612
Premiums, reinsurance and other receivables	14,647	18,878
Deferred policy acquisition costs and value of business acquired	6,293	6,390
Current income tax recoverable	778	261
Other assets	616	938
Separate account assets	113,043	114,447

Total assets	$221,930	$226,725

Liabilities and Shareholder’s Net Investment
Liabilities
Future policy benefits	$33,372	$31,203
Policyholder account balances	37,526	37,521
Other policy-related balances	3,045	3,157
Payables for collateral under securities loaned and other transactions	7,390	10,637
Long-term debt (includes $23 and $48, respectively, at estimated fair value, relating to variable interest entities)	1,910	1,936
Collateral financing arrangement	2,797	2,797
Deferred income tax liability	2,056	3,802
Other liabilities (includes $1 and $1, respectively, relating to variable interest entities)	5,929	4,386
Separate account liabilities	113,043	114,447

Total liabilities	207,068	209,886

Contingencies, Commitments and Guarantees (Note 16)
Shareholder’s Net Investment
Shareholder’s net investment	13,597	15,316
Accumulated other comprehensive income (loss)	1,265	1,523

Total shareholder’s net investment	14,862	16,839

Total liabilities and shareholder’s net investment	$221,930	$226,725

See accompanying notes to the combined financial statements.

MetLife U.S. Retail Separation Business

Combined Statements of Operations

For the Years Ended December 31, 2016, 2015 and 2014

(In millions)

	2016	2015	2014
Revenues
Premiums	$1,222	$1,679	$1,500
Universal life and investment-type product policy fees	3,782	4,010	4,335
Net investment income	3,207	3,099	3,090
Other revenues	736	422	535
Net investment gains (losses):
Other-than-temporary impairments on fixed maturity securities	(19)	(23)	(6)
Other-than-temporary impairments on fixed maturity securities transferred to other comprehensive income (loss)	(3)	(8)	(8)
Other net investment gains (losses)	(56)	38	(421)

Total net investment gains (losses)	(78)	7	(435)
Net derivative gains (losses)	(5,851)	(326)	423

Total revenues	3,018	8,891	9,448

Expenses
Policyholder benefits and claims	3,903	3,269	3,334
Interest credited to policyholder account balances	1,165	1,259	1,278
Goodwill impairment	161	—	—
Amortization of deferred policy acquisition costs and value of business acquired	371	781	1,109
Other expenses	2,123	2,120	2,199

Total expenses	7,723	7,429	7,920

Income (loss) before provision for income tax	(4,705)	1,462	1,528
Provision for income tax expense (benefit)	(1,766)	343	369

Net income (loss)	$(2,939)	$1,119	$1,159

See accompanying notes to the combined financial statements.

MetLife U.S. Retail Separation Business

Combined Statements of Comprehensive Income (Loss)

For the Years Ended December 31, 2016, 2015 and 2014

(In millions)

	2016	2015	2014
Net income (loss)	$(2,939)	$1,119	$1,159
Other comprehensive income (loss):
Unrealized investment gains (losses), net of related offsets	(421)	(1,898)	2,424
Unrealized gains (losses) on derivatives	26	95	254
Foreign currency translation adjustments	1	(25)	(49)
Defined benefit plans adjustment	3	(6)	11

Other comprehensive income (loss), before income tax	(391)	(1,834)	2,640
Income tax (expense) benefit related to items of other comprehensive income (loss)	133	642	(902)

Other comprehensive income (loss), net of income tax	(258)	(1,192)	1,738

Comprehensive income (loss)	$(3,197)	$(73)	$2,897

See accompanying notes to the combined financial statements.

MetLife U.S. Retail Separation Business

Combined Statements of Shareholder’s Net Investment

For the Years Ended December 31, 2016, 2015 and 2014

(In millions)

	Shareholder’s Net Investment	Accumulated Other Comprehensive Income (Loss)	Total Shareholder’s Net Investment
Balance as of December 31, 2013	$14,459	$977	$15,436
Change in net investment	(808)		(808)
Net income (loss)	1,159		1,159
Other comprehensive income (loss), net of income tax		1,738	1,738

Balance as of December 31, 2014	14,810	2,715	17,525
Change in net investment	(613)		(613)
Net income (loss)	1,119		1,119
Other comprehensive income (loss), net of income tax		(1,192)	(1,192)

Balance as of December 31, 2015	15,316	1,523	16,839
Change in net investment	1,220		1,220
Net income (loss)	(2,939)		(2,939)
Other comprehensive income (loss), net of income tax		(258)	(258)

Balance as of December 31, 2016	$13,597	$1,265	$14,862

See accompanying notes to the combined financial statements.

See accompanying notes to the combined financial statements.

MetLife U.S. Retail Separation Business

Combined Statements of Cash Flows

For the Years Ended December 31, 2016, 2015 and 2014

(In millions)

	2016	2015	2014
Cash flows from operating activities
Net income (loss)	$(2,939)	$1,119	$1,159
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expenses	17	26	32
Amortization of premiums and accretion of discounts associated with investments, net	(235)	(240)	(178)
(Gains) losses on investments and from sales of businesses, net	78	(7)	435
(Gains) losses on derivatives, net	7,093	1,221	1,130
(Income) loss from equity method investments, net of dividends or distributions	(7)	118	(15)
Interest credited to policyholder account balances	1,165	1,259	1,278
Universal life and investment-type product policy fees	(3,782)	(4,010)	(4,335)
Goodwill impairment	161	—	—
Change in accrued investment income	(33)	1	107
Change in premiums, reinsurance and other receivables	40	(394)	(1,076)
Change in deferred policy acquisition costs and value of business acquired, net	38	382	702
Change in income tax	(2,084)	731	796
Change in other assets	2,240	2,348	2,491
Change in insurance-related liabilities and other policy-related balances	2,438	2,295	1,111
Change in other liabilities	(586)	(247)	1,730
Other, net	132	29	(6)

Net cash provided by (used in) operating activities	3,736	4,631	5,361

Cash flows from investing activities
Sales, maturities and repayments of:
Fixed maturity securities	46,130	38,885	23,489
Equity securities	224	308	98
Mortgage loans	1,602	1,105	2,476
Real estate and real estate joint ventures	450	512	28
Other limited partnership interests	417	426	256
Purchases of:
Fixed maturity securities	(39,687)	(44,058)	(28,464)
Equity securities	(58)	(273)	(89)
Mortgage loans	(2,855)	(2,570)	(382)
Real estate and real estate joint ventures	(75)	(109)	(209)
Other limited partnership interests	(203)	(233)	(346)
Cash received in connection with freestanding derivatives	709	227	794
Cash paid in connection with freestanding derivatives	(2,765)	(871)	(1,997)
Cash received under repurchase agreements	—	199	—
Cash paid under repurchase agreements	—	(199)	—
Cash received under reverse repurchase agreements	—	199	—
Cash paid under reverse repurchase agreements	—	(199)	—
Sale of business, net of cash and cash equivalents disposed of $0, $0 and $251, respectively	—	—	451
Sales of loans to affiliates	—	26	520
Receipts on loans to affiliates	50	—	—
Net change in policy loans	111	(77)	48
Net change in short-term investments	616	(316)	3,449
Net change in other invested assets	8	(24)	(589)

Net cash provided by (used in) investing activities	$4,674	$(7,042)	$(467)

MetLife U.S. Retail Separation Business

Combined Statements of Cash Flows — (continued)

For the Years Ended December 31, 2016, 2015 and 2014

(In millions)

	2016	2015	2014
Cash flows from financing activities
Policyholder account balances:
Deposits	$10,712	$20,953	$19,635
Withdrawals	(12,379)	(21,178)	(21,970)
Net change in payables for collateral under securities loaned and other transactions	(3,247)	3,126	710
Long-term debt issued	—	175	—
Long-term debt repaid	(26)	(235)	(1,379)
Financing element on certain derivative instruments, net	(1,011)	(96)	(413)
Cash received from MetLife in connection with shareholder’s net investment (Note 13)	1,833	406	476
Cash paid to MetLife in connection with shareholder’s net investment (Note 13)	(634)	(771)	(1,727)

Net cash provided by (used in) financing activities	(4,752)	2,380	(4,668)

Effect of change in foreign currency exchange rates on cash and cash equivalents balances	—	(2)	(45)

Change in cash and cash equivalents	3,658	(33)	181
Cash and cash equivalents, beginning of year	1,570	1,603	1,422

Cash and cash equivalents, end of year	$5,228	$1,570	$1,603

Supplemental disclosures of cash flow information
Net cash paid (received) for:
Interest	$186	$195	$236

Income tax	$189	$(405)	$(421)

Non-cash transactions:
Transfer of fixed maturity securities from affiliates	$4,030	$—	$—

Transfer of mortgage loans from affiliates	$662	$—	$—

Transfer of short-term investments from affiliates	$94	$—	$—

Transfer of fixed maturity securities to affiliates	$346	$—	$804

Transfer of mortgage loans to affiliates	$—	$—	$94

Reduction of other invested assets in connection with reinsurance transactions	$676	$—	$863

Transfer of policyholder account balances to affiliates (Note 8)	$—	$—	$528

See accompanying notes to the combined financial statements.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting Policies

Business

The accompanying combined financial statements were prepared in connection with the proposed separation (the “separation”) of a substantial portion of MetLife, Inc.’s former Retail segment as well as certain portions of its former Corporate Benefits Funding segment. The financial statements present the combined results of operations, financial condition, and cash flows of certain direct and indirect subsidiaries and businesses of MetLife, Inc. including Brighthouse Life Insurance Company and its subsidiaries (“Brighthouse Insurance”), formerly MetLife Insurance Company USA (“MetLife USA”), New England Life Insurance Company (“NELICO”), Brighthouse Life Insurance Company of NY (“Brighthouse Insurance NY”), formerly First MetLife Investors Insurance Company, MetLife Reinsurance Company of Delaware (“MRD”), MetLife Reinsurance Company of South Carolina (“MRSC”), Brighthouse Investment Advisers, LLC, formerly MetLife Advisers LLC, and a designated protected cell of MetLife Reinsurance Company of Vermont (“MRV Cell”), collectively the “Company” or “Related Companies,” including variable interest entities (“VIEs”) for which the Company is the primary beneficiary. Effective March 6, 2017, and in connection with the separation, MetLife Insurance Company USA and First MetLife Investors Insurance Company each changed its name to Brighthouse Life Insurance Company and Brighthouse Life Insurance Company of NY, respectively. These financial statements were prepared on a combined basis because the operations were under common control. All intercompany accounts and transactions have been eliminated between the combined entities. Brighthouse Financial, Inc., the holding company that will ultimately own the Related Companies, was incorporated in Delaware on August 1, 2016.

The Company offers a range of individual annuities and individual life insurance products. The Company reports results through three segments: Annuities, Life and Run-off. In addition, the Company reports certain of its results in Corporate & Other.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported on the combined financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company’s business and operations. Actual results could differ from these estimates.

Combination

The combined balance sheets include the attribution of certain assets and liabilities that have historically been held at the MetLife corporate level but which are specifically identifiable or attributable to the Company. Similarly, certain assets attributable to shared services managed at the MetLife corporate level have been excluded from the combined balance sheets. The combined statements of operations reflect certain corporate expenses allocated to the Company by MetLife for certain corporate functions and for shared services provided by MetLife. These expenses have been allocated to the Company based on direct usage or benefit where specifically identifiable, with the remainder allocated based upon other reasonable allocation measures. The Company considers the expense methodology and results to be reasonable for all periods presented. See Note 17 for further information on expenses allocated by MetLife.

The Company has recorded affiliated transactions with certain MetLife subsidiaries which are not included in the combined financial statements of the Company.

The income tax amounts in these combined financial statements have been calculated based on a separate return methodology and presented as if each company was a separate taxpayer in its respective jurisdiction.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

The historical financial results in the combined financial statements presented may not be indicative of the results that would have been achieved by the Company had it operated as a separate, stand-alone entity during the periods presented. The combined financial statements presented do not reflect any changes that may occur in the Company’s financing and operations in connection with or as a result of the separation. Management believes that the combined financial statements include all adjustments necessary for a fair presentation of the business.

Discontinued Operations

The results of operations of a component of the Company that has either been disposed of or is classified as held-for-sale are reported in discontinued operations if certain criteria are met. Effective January 1, 2014, the Company adopted new guidance regarding reporting of discontinued operations for disposals or classifications as held-for-sale that have not been previously reported on the combined financial statements. A disposal of a component is reported in discontinued operations if the disposal represents a strategic shift that has or will have a major effect on the Company’s operations and financial results. See “— Adoption of New Accounting Pronouncements.”

Separate Accounts

Separate accounts are established in conformity with insurance laws. Generally, the assets of the separate accounts cannot be used to settle the liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

•	such separate accounts are legally recognized;

•	assets supporting the contract liabilities are legally insulated from the Company’s general account liabilities;

•	investments are directed by the contract holder; and

•	all investment performance, net of contract fees and assessments, is passed through to the contract holder.

The Company reports separate account assets at their fair value which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contract holders of such separate accounts are offset within the same line on the statements of operations. Separate accounts credited with a contractual investment return are combined on a line-by-line basis with the Company’s general account assets, liabilities, revenues and expenses and the accounting for these investments is consistent with the methodologies described herein for similar financial instruments held within the general account.

The Company’s revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees on the statements of operations.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Reclassifications

Certain amounts in the prior years’ combined financial statements and related footnotes thereto have been reclassified to conform with the current year presentation as discussed throughout the Notes to the Combined Financial Statements.

Summary of Significant Accounting Policies

The following are the Company’s significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

Accounting Policy	Note
Insurance	4
Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles	5
Reinsurance	6
Investments	7
Derivatives	8
Fair Value	9
Income Tax	15
Litigation Contingencies	16

Insurance

Future Policy Benefit Liabilities and Policyholder Account Balances

The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid, reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions that are in accordance with GAAP and applicable actuarial standards. The principal assumptions used in the establishment of liabilities for future policy benefits are mortality, morbidity, policy lapse, policy renewal, retirement, disability incidence, disability terminations, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and locked in and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality, morbidity and interest rates are locked in upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation. To assess whether or not a premium deficiency exists, the Company groups insurance contracts based on the manner acquired, serviced, and the measurement of profitability. In applying the profitability criteria, groupings are limited by segment.

Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the contract period based on total expected assessments. The assumptions used in estimating the secondary guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs (“DAC”), and are therefore subject to the same variability and risk as further discussed herein. The assumptions

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

of investment performance and volatility for variable products are consistent with historical experience of the appropriate underlying equity indices, such as the Standard & Poor’s Global Ratings (“S&P”) 500 Index. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

The Company regularly reviews its assumptions supporting its estimates of actuarial liabilities for future policy benefits. For universal life and annuity product guarantees, assumptions are updated periodically, whereas for traditional life products, such as term life and non-participating whole life insurance, assumptions are established and locked in at inception but reviewed periodically to determine whether a premium deficiency exists that would trigger an unlocking of assumptions. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

Policyholder account balances relate to contracts or contract features where the Company has no significant insurance risk.

See “— “Variable Annuity Guarantees” for additional information on the Company’s variable annuity guarantee features that are accounted for as insurance liabilities and recorded in future policy benefits, as well as the guarantee features that are accounted for at fair value as embedded derivatives and recorded in policyholder account balances.

Other Policy-Related Balances

Other policy-related balances primarily include assumed affiliated reinsurance payables, affiliated deferred experience refunds, policy and contract claims and unearned revenue liabilities.

The assumed affiliated reinsurance payable relates primarily to reinsurance for certain universal life business assumed from an affiliate, net of other reinsurance.

The affiliated deferred experience refunds relate to the repayment of acquisition costs under an affiliated reinsurance agreement and represent part of the net cost of reinsurance for the business reinsured. The deferred experience refund is being amortized consistent with the DAC methodology on the underlying contracts.

The liability for policy and contract claims generally relates to incurred but not reported death, disability and long-term care claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company’s estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product’s estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

Recognition of Insurance Revenues and Deposits

Premiums related to traditional life and annuity contracts with life contingencies are recognized as revenues when due from policyholders. When premiums are due over a significantly shorter period than the period over

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

which policyholder benefits are incurred, any excess profit is deferred and recognized into earnings in proportion to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

Premiums related to non-medical health and disability contracts are recognized on a pro rata basis over the applicable contract term.

Deposits related to universal life-type and investment-type products are credited to policyholder account balances. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which policyholder benefits and expenses are incurred. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related policyholder account balances.

Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles

The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

•	incremental direct costs of contract acquisition, such as commissions;

•	the portion of an employee’s total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed;

•	other essential direct costs that would not have been incurred had a policy not been acquired or renewed; and

•	the costs of direct-response advertising, the primary purpose of which is to elicit sales to customers who could be shown to have responded specifically to the advertising and that results in probable future benefits.

All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

Value of business acquired (“VOBA”) is an intangible asset resulting from a business combination that represents the excess of book value over the estimated fair value of acquired insurance, annuity, and investment-type contracts in-force as of the acquisition date. The estimated fair value of the acquired liabilities is based on projections, by each block of business, of future policy and contract charges, premiums, mortality and morbidity, separate account performance, surrenders, operating expenses, investment returns, nonperformance risk adjustment and other factors. Actual experience on the purchased business may vary from these projections.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

DAC and VOBA are amortized as follows:

Products:	In proportion to the following over estimated lives of the contracts:
• Nonparticipating and non-dividend-paying traditional contracts (primarily term insurance)	Actual and expected future gross premiums.
• Participating, dividend-paying traditional contracts	Actual and expected future gross margins.
• Fixed and variable universal life contracts	Actual and expected future gross profits.
• Fixed and variable deferred annuity contracts

See Note 5 for additional information on DAC and VOBA amortization.

The recovery of DAC and VOBA is dependent upon the future profitability of the related business. DAC and VOBA are aggregated on the financial statements for reporting purposes.

The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder’s initial account balance is increased by an amount equal to a specified percentage of the customer’s deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements (“DSI”) to determine the recoverability of the asset.

Value of distribution agreements acquired (“VODA”) is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements acquired as part of a business combination. Value of customer relationships acquired (“VOCRA”) is also reported in other assets and represents the present value of the expected future profits associated with the expected future business acquired through existing customers of the acquired company or business. The VODA and VOCRA associated with past business combinations are amortized over useful lives ranging from 10 to 40 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA and VOCRA to determine whether the asset is impaired.

Reinsurance

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company’s obligations as the primary insurer. The Company reviews all contractual features, including those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC when there is a gain at inception on the ceding entity and to other liabilities when there is a loss at inception. The net cost of reinsurance is recognized as a component of other expenses when there is a gain at inception and as policyholder benefits and claims when there is a loss and is subsequently amortized on a basis consistent with the methodology used for amortizing DAC related to the underlying reinsured contracts. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) premiums, reinsurance and other receivables (future policy benefits) are established.

Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to guaranteed minimum income benefits (“GMIBs”), a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate. Certain assumed non-life contingent portion of guaranteed minimum withdrawal benefits (“GMWBs”), guaranteed minimum accumulation benefits (“GMABs”) and GMIBs are also accounted for as embedded derivatives with changes in estimated fair value reported in net derivative gains (losses).

Variable Annuity Guarantees

The Company issues directly and assumes from an affiliate through reinsurance certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the Benefit base) less withdrawals. In some cases, the Benefit base may be increased by additional deposits, bonus amounts, accruals or optional market value step-ups.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Certain of the Company’s variable annuity guarantee features are accounted for as insurance liabilities and recorded in future policy benefits while others are accounted for at fair value as embedded derivatives and recorded in policyholder account balances. Generally speaking, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. Alternatively, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize, that is, the policyholder can receive the guarantee on a net basis. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models. Further, changes in assumptions, principally involving behavior, can result in a change of expected future cash outflows of a guarantee between portions accounted for as insurance liabilities and portions accounted for as embedded derivatives.

Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits (“GMDBs”), the life contingent portion of the GMWBs and the portion of the GMIBs that require annuitization, as well as the life contingent portion of the expected annuitization when the policyholder is forced into an annuitization upon depletion of their account value.

These insurance liabilities are accrued over the accumulation phase of the contract in proportion to actual and future expected policy assessments based on the level of guaranteed minimum benefits generated using multiple scenarios of separate account returns. The scenarios are based on best estimate assumptions consistent with those used to amortize DAC. When current estimates of future benefits exceed those previously projected or when current estimates of future assessments are lower than those previously projected, liabilities will increase, resulting in a current period charge to net income. The opposite result occurs when the current estimates of future benefits are lower than those previously projected or when current estimates of future assessments exceed those previously projected. At each reporting period, we update the actual amount of business remaining in-force, which impacts expected future assessments and the projection of estimated future benefits resulting in a current period charge or increase to earnings. See Note 4 for additional details of guarantees accounted for as insurance liabilities.

Guarantees accounted for as embedded derivatives in policyholder account balances include the non-life contingent portion of GMWBs, GMABs, and for GMIBs the non-life contingent portion of the expected annuitization when the policyholder is forced into an annuitization upon depletion of their account value, as well as the Guaranteed Principal Option.

The estimated fair values of guarantees accounted for as embedded derivatives are determined based on the present value of projected future benefits minus the present value of projected future fees. At policy inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent “excess” fees and are reported in universal life and investment-type product policy fees. In valuing the embedded derivative, the percentage of fees included in the fair value measurement is locked-in at inception.

The projections of future benefits and future fees require capital market and actuarial assumptions including expectations concerning policyholder behavior. A risk neutral valuation methodology is used to project the cash flows from the guarantees under multiple capital market scenarios to determine an economic liability. The reported estimated fair value is then determined by taking the present value of these risk-free generated cash flows using a discount rate that incorporates a spread over the risk-free rate to reflect our nonperformance risk and adding a risk margin. For more information on the determination of estimated fair value, see Note 9.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Investments

Net Investment Income and Net Investment Gains (Losses)

Income from investments is reported within net investment income, unless otherwise stated herein. Gains and losses on sales of investments, impairment losses and changes in valuation allowances are reported within net investment gains (losses), unless otherwise stated herein.

Fixed Maturity and Equity Securities

The Company’s fixed maturity and equity securities are classified as available-for-sale (“AFS”) and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) (“OCI”), net of policy-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts and is based on the estimated economic life of the securities, which for mortgage-backed and asset-backed securities considers the estimated timing and amount of prepayments of the underlying loans. See Note 7 “Investments — Fixed Maturity and Equity Securities AFS — Methodology for Amortization of Premium and Accretion of Discount on Structured Securities”. The amortization of premium and accretion of discount of fixed maturity securities also takes into consideration call and maturity dates. Dividends on equity securities are recognized when declared.

The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management’s case-by-case evaluation of the underlying reasons for the decline in estimated fair value, as well as an analysis of the gross unrealized losses by severity and/or age as described in Note 7 “Investments — Fixed Maturity and Equity Securities AFS — Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities.”

For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment (“OTTI”) is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either: (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security’s amortized cost and estimated fair value. If neither of these conditions exists, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings (“credit loss”). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors (“noncredit loss”) is recorded in OCI.

With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security’s cost and its estimated fair value.

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1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Mortgage Loans

The Company disaggregates its mortgage loan investments into three portfolio segments: commercial, agricultural and residential. The accounting policies that are applicable to all portfolio segments are presented below and the accounting policies related to each of the portfolio segments are included in Note 7.

Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest income is recognized using an effective yield method giving effect to amortization of premiums and accretion of discounts.

Also included in mortgage loans are commercial mortgage loans held by consolidated securitization entities (“CSEs”) for which the fair value option (“FVO”) was elected, which are stated at estimated fair value. Changes in estimated fair value are recognized in net investment gains (losses) for commercial mortgage loans held by CSEs.

Policy Loans

Policy loans are stated at unpaid principal balances. Interest income is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy’s anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal and accrued interest is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

Real Estate

Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is recorded on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held-for-sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

Real Estate Joint Ventures and Other Limited Partnership Interests

The Company uses the equity method of accounting for investments (“investees”) when it has more than a minor ownership interest or more than a minor influence over the investee’s operations; while the cost method is used when the Company has virtually no influence over the investee’s operations. The Company generally recognizes its share of the equity method investee’s earnings on a three-month lag in instances where the investee’s financial information is not sufficiently timely or when the investee’s reporting period differs from the Company’s reporting period; while distributions on cost method investments are recognized as earned or received.

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The Company routinely evaluates such investments for impairment. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for impairment when the carrying value of such investments exceeds the net asset value (“NAV”). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is impaired.

Short-term Investments

Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

Other Invested Assets

Other invested assets consist principally of the following:

•	Freestanding derivatives with positive estimated fair values which are described in “— Derivatives” below.

•	Loans to affiliates are primarily stated at their estimated fair value. Unrealized investment gains and losses on these loans are recorded as a separate component of OCI, net of deferred income taxes.

•	Tax credit and renewable energy partnerships which derive a significant source of investment return in the form of income tax credits or other tax incentives. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method.

•	Leveraged leases which are recorded net of non-recourse debt. Income is recognized by applying the leveraged lease’s estimated rate of return to the net investment in the lease. The Company regularly reviews residual values for impairment.

•	Funds withheld which represent a receivable for amounts contractually withheld by ceding companies in accordance with reinsurance agreements. The Company recognizes interest on funds withheld at rates defined by the terms of the agreement which may be contractually specified or directly related to the underlying investments.

Securities Lending Program

Securities lending transactions, whereby blocks of securities are loaned to third parties, primarily brokerage firms and commercial banks, are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. Securities loaned under such transactions may be sold or repledged by the transferee. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected on the Company’s financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis and

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1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

additional collateral is obtained as necessary throughout the duration of the loan. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

Derivatives

Freestanding Derivatives

Freestanding derivatives are carried on the Company’s balance sheet either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the estimated fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses) except as follows:

Statement of Operations Presentation:	Derivative:
Policyholder benefits and claims	• Economic hedges of variable annuity guarantees included in future policy benefits
Net investment income	• Economic hedges of equity method investments in joint ventures

Hedge Accounting

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

•	Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) — in net derivative gains (losses), consistent with the change in estimated fair value of the hedged item attributable to the designated risk being hedged.

•	Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) — effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the statement of operations when the Company’s earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

The changes in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported on the statement of operations within interest income or interest expense to match the location of the hedged item.

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Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument’s effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the statement of operations when the Company’s earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the balance sheet at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value on the balance sheet, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

Embedded Derivatives

The Company sells variable annuities and issues certain insurance products and investment contracts and is a party to certain reinsurance agreements that have embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

•	the combined instrument is not accounted for in its entirety at estimated fair value with changes in estimated fair value recorded in earnings;

•	the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and

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•	a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

Such embedded derivatives are carried on the balance sheet at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses), except for those in policyholder benefits and claims related to ceded reinsurance of GMIB.

See “— “Variable Annuity Guarantees” for additional information on the accounting policy for embedded derivatives bifurcated from variable annuity host contracts.

If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinable, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the estimated fair value of assets and liabilities.

Income Tax

The Related Companies have joined with MetLife, Inc. and includable subsidiaries in filing a consolidated U.S. life and non-life federal income tax return in accordance with the provisions of the Internal Revenue Code of 1986, as amended (the “Code”). Current taxes (and the benefits of tax attributes such as losses) are allocated to the Related Companies under the consolidated tax return regulations and a tax sharing agreement between MetLife, Inc. and its includable subsidiaries. This tax sharing agreement states that federal taxes will be computed on a separate return with benefits for loss basis. Under this method, U.S. federal income taxes generally were allocated to the Related Companies as if each entity were filing as its own separate company, except that net operating losses and certain other tax attributes are characterized as realized (or realizable) when those tax attributes are realized (or realizable) by MetLife.

Prior to or concurrently with the separation, Brighthouse Financial, Inc. and the Related Companies will enter into new tax sharing and separation agreements. These agreements will govern the respective rights, responsibilities, and obligations of MetLife, Inc. and Brighthouse Financial, Inc. and Related Companies with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits

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and other tax proceedings, and other matters regarding taxes. It is anticipated that Brighthouse Financial, Inc. and its includable life insurance and non-life insurance subsidiaries will file a partial consolidated U.S. federal income tax return, as well as various separate federal income tax returns in accordance with the provision of the Code.

Income taxes as presented herein attribute current and deferred income taxes of MetLife, Inc. to the Related Companies’ standalone combined financial statements in a manner that is systematic, rational and consistent with the asset and liability method prescribed by the Financial Accounting Standards Board (“FASB”) guidance Accounting Standards Codification 740 - Income Taxes (“ASC 740”). Accordingly, the Company’s income tax provision was prepared following the separate return method. The separate return method applies ASC 740 to the standalone financial statements of each member of the consolidated group as if the group member were a separate taxpayer and a standalone enterprise. As a result, actual tax transactions included in the consolidated financial statements of MetLife, Inc. may not be included in the separate combined financial statements of the Company.

Similarly, the tax treatment of certain items reflected in the separate combined financial statements of the Company may not be reflected in the consolidated financial statements and tax returns of MetLife, Inc.

In general, the taxable income of the Related Companies was included in MetLife’s consolidated tax returns, where applicable in jurisdictions around the world. As such, separate income tax returns were not prepared for many of the Related Companies. Income taxes currently payable are deemed to have been settled with MetLife, Inc. in the current period.

The Company’s accounting for income taxes represents management’s best estimate of various events and transactions.

Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured as of the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, the Company considers many factors, including:

•	the nature, frequency, and amount of cumulative financial reporting income and losses in recent years;

•	the jurisdiction in which the deferred tax asset was generated;

•	the length of time that carryforward can be utilized in the various taxing jurisdiction;

•	future taxable income exclusive of reversing temporary differences and carryforwards;

•	future reversals of existing taxable temporary differences;

•	taxable income in prior carryback years; and

•	tax planning strategies.

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Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

The Company may be required to change its provision for income taxes when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, the effect of changes in tax laws, tax regulations, or interpretations of such laws or regulations, is recognized in net income tax expense (benefit) in the period of change.

The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded on the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax expense.

Litigation Contingencies

The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company’s financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized as incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected on the Company’s financial statements.

Other Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less as of the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements, which are included in other assets, are stated at cost, less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, as appropriate. Estimated lives generally range from five to 10 years for leasehold improvements, and from three to seven years for all other property and equipment. The cost basis of the equipment and leasehold improvements was $0 and $85 million as of December 31, 2016 and 2015, respectively. Accumulated depreciation and amortization of property, equipment and leasehold improvements was $0 and $26 million as of December 31, 2016 and 2015, respectively. Related depreciation and amortization expense was $0, $10 million and $9 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Other Revenues

Other revenues primarily include, in addition to items described elsewhere herein, fee income on financial reinsurance agreements.

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Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

Employee Benefit Plans

Through December 31, 2016, Metropolitan Life Insurance Company (“MLIC”) provided and the Company contributed to defined benefit pension and postemployment plans for its employees and retirees. MLIC also provided and the Company contributed to a postretirement medical and life insurance benefit plan for certain retired employees. The Company accounts for these plans as multiemployer benefit plans and as a result the assets, obligations and other comprehensive gains and losses of these benefit plans are not included in the combined balance sheet. Within its combined statement of operations, the Company has included expense associated with its participants in these plans. These plans also include participants from other affiliates of MLIC. The Company’s participation in these plans ceased December 31, 2016.

The Company also sponsors certain frozen qualified and nonqualified defined benefit pension plans; and a frozen postretirement benefit plan. The Company recognizes the funded status of each of its pension and postretirement defined benefit plans, measured as the difference between the fair value of plan assets and the benefit obligation, which is the projected benefit obligation (“PBO”) for pension benefits and the accumulated postretirement benefit obligation (“APBO”) for other postretirement benefits in other assets or other liabilities.

Actuarial gains and losses result from differences between the actual experience and the assumed experience on plan assets or PBO during a particular period and are recorded in accumulated other comprehensive income (“AOCI”). To the extent such gains and losses exceed 10% of the greater of the PBO or the estimated fair value of plan assets, the excess is amortized into net periodic benefit costs over the average projected future lifetime of all plan participants or projected future working lifetime, as appropriate. Prior service costs (credit) are recognized in AOCI at the time of the amendment and then amortized into net periodic benefit costs over the average projected future lifetime of all plan participants or projected future working lifetime, as appropriate.

Net periodic benefit costs are determined using management estimates and actuarial assumptions; and are comprised of service cost, interest cost, expected return on plan assets, amortization of net actuarial (gains) losses, settlement and curtailment costs, and amortization of prior service costs (credit).

Stock-Based Compensation

Through December 31, 2016, stock-based compensation recognized on the Company’s combined statements of operations are expenses related to awards held by Company employees. The accounting policies described below represent those that MetLife, Inc. applies in determining such expenses. The Company’s participation in these plans ceased December 31, 2016.

MetLife, Inc. grants certain employees stock-based compensation awards under various plans that are subject to specific vesting conditions. With the exception of performance shares granted in 2013 and after, which are re-measured quarterly, the cost of all stock-based transactions is measured at fair value as of the grant date and recognized over the period during which a grantee is required to provide services in exchange for the award. Although the terms of MetLife, Inc.’s stock-based plans do not accelerate vesting upon retirement, or the attainment of the applicable criteria for post-employment award continuation, the requisite service period subsequent to attaining such criteria is considered non-substantive. Accordingly, MetLife, Inc. recognizes compensation expense related to stock-based awards over the shorter of the requisite service period or the period to attainment of such criteria. An estimation of future forfeitures of stock-based awards is incorporated into the determination of compensation expense when recognizing expense over the requisite service period.

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Goodwill

Goodwill, which is included in other assets, represents the future economic benefits arising from net assets acquired in a business combination that are not individually identified and recognized. Goodwill is calculated as the excess of cost over the estimated fair value of such net assets acquired, is not amortized, and is tested for impairment based on a fair value approach at least annually or more frequently if events or circumstances indicate that there may be justification for conducting an interim test. The Company performs its annual goodwill impairment testing during the third quarter of each year based upon data as of the close of the second quarter. Goodwill associated with a business acquisition is not tested for impairment during the year the business is acquired unless there is a significant identified impairment event.

The impairment test is performed at the reporting unit level, which is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level. For purposes of goodwill impairment testing, if the carrying value of a reporting unit exceeds its estimated fair value, there may be an indication of impairment. In such instances, the implied fair value of the goodwill is determined in the same manner as the amount of goodwill that would be determined in a business combination. The excess of the carrying value of goodwill over the implied fair value of goodwill would be recognized as an impairment and recorded as a charge against net income.

On an ongoing basis, the Company evaluates potential triggering events that may affect the estimated fair value of the Company’s reporting units to assess whether any goodwill impairment exists.

Adoption of New Accounting Pronouncements

Effective January 1, 2016, the Company adopted guidance relating to short-duration contracts. Upon adopting the new guidance, the Company added a disclosure for the rollforward of the liability for unpaid policy and contract claims in Note 4 as a consequence of including in the table incurred and paid long-duration life claims that are settled within one year. The Company’s liability for unpaid policy and contract claims includes incurred but not reported claims, as well as claims which have been reported but not yet settled. The incurred and paid claims within the Company’s tabular rollforward are principally comprised of death benefits on long-duration life contracts, and to a lesser extent, group accident and non-medical health policies and contracts, as well as long-term care contracts which are fully coinsured. The adoption did not have an impact on the combined financial statements and given the Company’s minimal extent of short-duration insurance contracts did not require any other expanded disclosures.

Effective January 1, 2016, the Company retrospectively adopted new guidance relating to the consolidation of certain entities. The objective of the new standard is to improve targeted areas of the consolidation guidance and to reduce the number of consolidation models. The new consolidation standard provides guidance on how a reporting entity (i) evaluates whether the entity should consolidate limited partnerships and similar entities, (ii) assesses whether the fees paid to a decisionmaker or service provider are variable interests in a VIE, and (iii) assesses the variable interests in a VIE held by related parties of the reporting entity. The new guidance also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The adoption of the new guidance did not impact which entities are consolidated by the Company. The consolidated VIE assets and liabilities and unconsolidated VIE carrying amounts and maximum exposure to loss as of December 31, 2016, disclosed in Note 7, reflect the application of the new guidance.

Effective November 18, 2014, the Company adopted new guidance on when, if ever, the cost of acquiring an entity should be used to establish a new accounting basis (“pushdown”) in the acquired entity’s separate

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financial statements. The guidance provides an acquired entity and its companies with an irrevocable option to apply pushdown accounting in its separate financial statements upon occurrence of an event in which an acquirer obtains control of the acquired entity. If a reporting entity elects to apply pushdown accounting, its stand-alone financial statements would reflect the acquirer’s new basis in the acquired entity’s assets and liabilities. The election to apply pushdown accounting should be determined by an acquired entity for each individual change-in-control event in which an acquirer obtains control of the acquired entity; however, an entity that does not elect to apply pushdown accounting in the period of a change-in-control can later elect to retrospectively apply pushdown accounting to the most recent change-in-control transaction as a change in accounting principle. The new guidance did not have a material impact on the combined financial statements upon adoption.

Effective January 1, 2014, the Company adopted new guidance regarding reporting of discontinued operations and disclosures of disposals of components of an entity. The guidance increases the threshold for a disposal to qualify as a discontinued operation, expands the disclosures for discontinued operations and requires new disclosures for certain disposals that do not meet the definition of a discontinued operation. Disposals must now represent a strategic shift that has or will have a major effect on the entity’s operations and financial results to qualify as discontinued operations. As discussed in Note 3, Brighthouse Insurance sold its wholly-owned subsidiary, MetLife Assurance Limited (“MAL”). As a result of the adoption of this new guidance, the results of operations of MAL and the loss on sale have been included in income from continuing operations.

Effective January 1, 2014, the Company adopted new guidance regarding the presentation of an unrecognized tax benefit. The new guidance requires that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, be presented on the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. However, when the carryforwards are not available as of the reporting date to settle any additional income taxes that would result from the disallowance of a tax position or the applicable tax law does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit will be presented on the financial statements as a liability and will not be combined with the related deferred tax asset. The adoption was prospectively applied and did not have a material impact on the combined financial statements.

Future Adoption of New Accounting Pronouncements

In March 2017, FASB issued new guidance on the presentation of net periodic pension cost and net periodic postretirement benefit cost (Accounting Standards Update (“ASU”) 2017- 07, Compensation — Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost). The new guidance is effective for annual periods beginning after December 15, 2017 and interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The guidance requires that an employer that offers to their employees defined benefit pension or other postretirement benefit plans report the service cost component in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented in the income statement separately from the service cost component and outside a subtotal of income from operations, if one is presented. The guidance should be applied retrospectively for the presentation of the service cost component in the income statement and allows a practical expedient for the estimation basis for applying the retrospective presentation requirements. The Company is currently evaluating the impact of this guidance on its combined financial statements.

In February 2017, the FASB issued new guidance on derecognition of nonfinancial assets (ASU 2017- 05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying

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1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. Early adoption is permitted for interim or annual reporting periods beginning after December 15, 2016. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The new guidance clarifies the scope and accounting of a financial asset that meets the definition of an “in-substance nonfinancial asset” and defines the term “in-substance nonfinancial asset.” The ASU also adds guidance for partial sales of nonfinancial assets. The Company is currently evaluating the impact of this guidance on its combined financial statements.

In January 2017, the FASB issued new guidance on business combinations (ASU 2017- 01, Business Combinations (Topic 805): Clarifying the Definition of a Business). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a prospective basis. Early adoption is permitted as specified in the guidance. The new guidance clarifies the definition of a business and provides that an entity apply certain criteria to determine when a set of assets and activities is a business. The adoption of this standard will result in less acquisitions qualifying as businesses and, accordingly, acquisition costs for those acquisitions that are not businesses will be capitalized rather than expensed. The Company is currently evaluating the impact on its combined financial statements upon adoption.

In November 2016, the FASB issued new guidance on restricted cash (ASU 2016-18, Statement of Cash Flows (Topic 230): a consensus of the FASB Emerging Issues Task Force). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. As a result, the new guidance requires that amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The new guidance does not provide a definition of restricted cash or restricted cash equivalents. The Company is currently evaluating the impact of this guidance on its combined financial statements.

In October 2016, the FASB issued new guidance on consolidation evaluation for entities under common control (ASU 2016-17, Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control). The new guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years, and should be applied on a retrospective basis. Early adoption is permitted. The new guidance does not change the characteristics of a primary beneficiary under current GAAP. It changes how a reporting entity evaluates whether it is the primary beneficiary of a VIE by changing how a reporting entity that is a single decision maker of a VIE handles indirect interests in the entity held through related parties that are under common control with the reporting entity. The adoption of this new guidance will not have a material impact on the Company’s combined financial statements.

In October 2016, the FASB issued new guidance on tax accounting for intra-entity transfers of assets (ASU 2016-16, Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied on a modified retrospective basis. Early adoption is permitted in the first interim or annual reporting period. Current guidance prohibits the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset has been sold to an outside party. The new guidance requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Also, the guidance eliminates the exception for an intra-entity transfer of an asset other than inventory. The Company is currently evaluating the impact of this guidance on its combined financial statements.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

In August 2016, the FASB issued new guidance on cash flow statement presentation (ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments). The new guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years, and should be applied retrospectively to all periods presented. Early adoption is permitted in any interim or annual period. This ASU addresses diversity in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The Company is currently evaluating the impact of this guidance on its combined financial statements.

In June 2016, the FASB issued new guidance on measurement of credit losses on financial instruments (ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments). The new guidance is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption is permitted for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. This ASU replaces the incurred loss impairment methodology with one that reflects expected credit losses. The measurement of expected credit losses should be based on historical loss information, current conditions, and reasonable and supportable forecasts. The new guidance requires that an OTTI on a debt security will be recognized as an allowance going forward, such that improvements in expected future cash flows after an impairment will no longer be reflected as a prospective yield adjustment through net investment income, but rather a reversal of the previous impairment and recognized through realized investment gains and losses. The guidance also requires enhanced disclosures. The Company has assessed the asset classes impacted by the new guidance and is currently assessing the accounting and reporting system changes that will be required to comply with the new guidance. The Company believes that the most significant impact upon adoption will be to its mortgage loan investments. The Company is continuing to evaluate the overall impact of the new guidance on its combined financial statements.

In March 2016, the FASB issued new guidance on stock compensation (ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-based Payment Accounting). The new guidance is effective for the fiscal years beginning after December 15, 2016, including interim periods within those fiscal years, and requires either a modified retrospective, a retrospective or a prospective transition approach depending upon the type of change. Early adoption is permitted in any interim or annual period. The new guidance changes several aspects of the accounting for share-based payment award transactions, including: (i) income tax consequences when awards vest or are settled; (ii) classification of awards as either equity or liabilities due to statutory tax withholding requirements; and (iii) classification on the statement of cash flows. The adoption of this new guidance will not have a material impact on the Company’s combined financial statements.

In February 2016, the FASB issued new guidance on leasing transactions (ASU 2016-02, Leases—Topic 842). The new guidance is effective for the fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, and requires a modified retrospective transition approach. Early adoption is permitted. The new guidance requires a lessee to recognize assets and liabilities for leases with lease terms of more than 12 months. Leases would be classified as finance or operating leases and both types of leases will be recognized on the balance sheet. Lessor accounting will remain largely unchanged from current guidance except for certain targeted changes. The new guidance will also require new qualitative and quantitative disclosures. The Company’s implementation efforts are primarily focused on the review of its existing lease contracts as well as identification of other contracts that may fall under the scope of the new guidance. The Company is currently evaluating the impact of this guidance on its combined financial statements.

In January 2016, the FASB issued new guidance (ASU 2016-01, Financial Instruments-Overall: Recognition and Measurement of Financial Assets and Financial Liabilities) on the recognition and measurement

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

1. Business, Basis of Presentation and Summary of Significant Accounting Policies (continued)

of financial instruments. The new guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted for the instrument-specific credit risk provision. The new guidance changes the current accounting guidance related to (i) the classification and measurement of certain equity investments, (ii) the presentation of changes in the fair value of financial liabilities measured under the FVO that are due to instrument-specific credit risk, and (iii) certain disclosures associated with the fair value of financial instruments. Additionally, there will no longer be a requirement to assess equity securities for impairment since such securities will be measured at fair value through net income. The Company has assessed the population of financial instruments that are subject to the new guidance and has determined that the most significant impact will be the requirement to report changes in fair value in net income each reporting period for all equity securities currently classified as available for sale and to a lesser extent, other limited partnership interests and real estate joint ventures that are currently accounted for under the cost method. The Company is continuing to evaluate the overall impact of this guidance on its combined financial statements.

In May 2014, the FASB issued a comprehensive new revenue recognition standard (ASU 2014-09, Revenue from Contracts with Customers (Topic 606)), effective for fiscal years beginning after December 15, 2017 and interim periods within those years. The guidance may be applied retrospectively for all periods presented or retrospectively with a cumulative-effect adjustment at the date of adoption. The new guidance will supersede nearly all existing revenue recognition guidance under U.S. GAAP; however, it will not impact the accounting for insurance and investment contracts within the scope of Financial Services insurance (Topic 944), leases, financial instruments and guarantees. For those contracts that are impacted, the guidance will require an entity to recognize revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled, in exchange for those goods or services. Given the scope of the new revenue recognition guidance, the Company does not expect the adoption to have a material impact on its combined revenues or statements of operations, with the Company’s implementation efforts primarily focused on other revenues on the combined statements of operations.

Other

Effective January 3, 2017, the Chicago Mercantile Exchange (“CME”) amended its rulebook, resulting in the characterization of variation margin transfers as settlement payments, as opposed to adjustments to collateral. These amendments will impact the accounting treatment of the Company’s centrally cleared derivatives, for which the CME serves as the central clearing party. The application of the amended rulebook is expected to reduce the gross derivative assets and liabilities, as well as the related collateral, recorded on the combined balance sheet for trades cleared through the CME. The Company is currently evaluating the impact of these amendments on its combined financial statements. This change is not expected to impact the tax treatment of such derivatives, although the Internal Revenue Service (“IRS”) is being asked to issue definitive guidance.

2. Segment Information

The Company is organized into three segments: Annuities, Life and Run-off. In addition, the Company reports certain of its results of operations in Corporate & Other.

Annuities

The Annuities segment offers a variety of variable, fixed, index-linked and income annuities designed to address contract holders’ needs for protected wealth accumulation on a tax-deferred basis, wealth transfer and income security.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

2. Segment Information (continued)

Life

The Life segment offers insurance products and services, including term, whole, universal and variable life products designed to address policyholders’ needs for financial security and protected wealth transfer, which may be provided on a tax-advantaged basis.

Run-off

The Run-off segment consists of operations related to products which the Company is not actively selling and which are separately managed, including structured settlements, company-owned life insurance policies, bank-owned life insurance policies, funding agreements and universal life policies with secondary guarantees (“ULSG”). ULSG was moved from the Life segment to the Run-off segment in the fourth quarter of 2016 retrospectively for all years presented.

Corporate & Other

Corporate & Other contains the excess capital not allocated to the segments and interest expense related to the majority of the Company’s outstanding debt, as well as expenses associated with certain legal proceedings and income tax audit issues. Additionally, Corporate & Other includes assumed reinsurance of certain variable annuity products from a former affiliated operating joint venture in Japan. Under this in-force reinsurance agreement, the Company reinsured living and death benefit guarantees issued in connection with variable annuity products. Also, Corporate & Other includes a reinsurance agreement to assume certain blocks of indemnity reinsurance from an affiliate. These reinsurance agreements were recaptured effective November 1, 2014. Corporate & Other also includes the elimination of intersegment amounts and a portion of MetLife’s U.S. insurance business sold direct to consumers.

Financial Measures and Segment Accounting Policies

Operating earnings is used by management to evaluate segment performance and allocate resources. Consistent with GAAP guidance for segment reporting, operating earnings is also the Company’s GAAP measure of segment performance and is reported below. Operating earnings should not be viewed as a substitute for net income (loss). The Company believes the presentation of operating earnings as the Company measures it for management purposes enhances the understanding of its performance by highlighting the results of operations and the underlying profitability drivers of the business. Operating earnings allows analysis of the Company’s performance and facilitates comparisons to industry results.

Operating earnings is defined as operating revenues less operating expenses, both net of income tax.

The following are excluded from total revenues in calculating operating revenues:

•	Net investment gains (losses);

•	Net derivative gains (losses) except: (i) earned income on derivatives and amortization of premium on derivatives that are hedges of investments or that are used to replicate certain investments, but do not qualify for hedge accounting treatment and (ii) earned income on derivatives and amortization of premium on derivatives that are hedges of policyholder account balances but do not qualify for hedge accounting treatment;

•	Amortization of unearned revenue related to net investment gains (losses) and net derivative gains (losses) and certain variable annuity GMIB fees (“GMIB Fees”);

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

2. Segment Information (continued)

•	Certain amounts related to securitization entities that are VIEs consolidated under GAAP; and

•	Results of discontinued operations and other businesses that have been or will be sold or exited by the Company (“Divested Businesses”).

The following are excluded from total expenses in calculating operating expenses:

•	Amounts associated with periodic crediting rate adjustments based on the total return of a contractually referenced pool of assets, benefits and hedging costs related to GMIBs (“GMIB Costs”) and market value adjustments associated with surrenders or terminations of contracts (“Market Value Adjustments”);

•	Amounts related to: (i) net investment gains (losses) and net derivative gains (losses) and (ii) GMIB Fees and GMIB Costs included in amortization of deferred policy acquisition costs and value of business acquired;

•	Recognition of certain contingent assets and liabilities that could not be recognized at acquisition or adjusted for during the measurement period under GAAP business combination accounting guidance;

•	Results of discontinued operations and Divested Businesses;

•	Amounts related to securitization entities that are VIEs consolidated under GAAP;

•	Goodwill impairment; and

•	Costs related to: (i) implementation of new insurance regulatory requirements and (ii) acquisition and integration costs.

The tax impact of the adjustments mentioned above are calculated net of the U.S. statutory tax rate, which could differ from the Company’s effective tax rate.

In the fourth quarter of 2016, the Company moved the ULSG business from the Life segment to the Run-off segment. Consequently, prior period results for the years ended December 31, 2015 and 2014 were impacted as follows:

•	Life’s operating earnings decreased by $228 million and $319 million, net of $123 million and $170 million of income tax benefit, respectively; and

•	Run-off’s operating earnings increased by $228 million and $319 million, net of $123 million and $170 million of income tax expense, respectively.

Set forth in the tables below is certain financial information with respect to the Company’s segments, as well as Corporate & Other, for the years ended December 31, 2016, 2015 and 2014 and as of December 31, 2016 and 2015. The segment accounting policies are the same as those used to prepare the Company’s combined financial statements, except for operating earnings adjustments as defined above. In addition, segment accounting policies include the method of capital allocation described below.

The internal capital model is a MetLife developed risk capital model that reflects management’s judgment and view of required capital to represent the measurement of the risk profile of the business, to meet the Company’s long term promises to clients, to service long-term obligations and to support the credit ratings of the Company. It accounts for the unique and specific nature of the risks inherent in the Company’s business. Management is responsible for the ongoing production and enhancement of the internal capital model and reviews its approach periodically to ensure that it remains consistent with emerging industry practice standards. As such, the internal capital allocation methodology in the future may differ from MetLife’s historical model.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

2. Segment Information (continued)

The Company allocates equity to the segments based on the internal capital model, coupled with considerations of local capital requirements, and aligns with emerging standards and consistent risk principles.

Segment net investment income is credited or charged based on the level of allocated equity; however, changes in allocated equity do not impact the Company’s combined net investment income or net income (loss).

Net investment income is based upon the actual results of each segment’s specifically identifiable investment portfolios adjusted for allocated equity. Other costs are allocated to each of the segments based upon: (i) a review of the nature of such costs; (ii) time studies analyzing the amount of employee time incurred by each segment; and (iii) cost estimates included in the Company’s product pricing.

	Operating Results
Year Ended December 31, 2016	Annuities	Life	Run-off	Corporate & Other	Total
	(In millions)
Pre-tax operating earnings	$1,636	$26	$(834)	$39	$867
Provision for income tax expense (benefit)	484	—	(295)	(8)	181

Operating earnings	$1,152	$26	$(539)	$47	686

Adjustments to:
Net investment gains (losses)					(78)
Net derivative gains (losses)					(5,851)
Other adjustments to net income					357
Provision for income tax (expense) benefit					1,947

Net income (loss)					$(2,939)

Inter-segment revenues	$479	$(679)	$135	$(6)
Interest revenue	$1,451	$371	$1,441	$239
Interest expense	$—	$—	$61	$111

As of December 31, 2016	Annuities	Life	Run-off	Corporate & Other	Total
	(In millions)
Total assets	$152,146	$17,150	$40,007	$12,627	$221,930
Separate account assets	$104,855	$4,704	$3,484	$—	$113,043
Separate account liabilities	$104,855	$4,704	$3,484	$—	$113,043

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

2. Segment Information (continued)

	Operating Results
Year Ended December 31, 2015	Annuities	Life	Run-off	Corporate & Other	Total
	(In millions)
Pre-tax operating earnings	$1,452	$21	$717	$(77)	$2,113
Provision for income tax expense (benefit)	363	1	249	(41)	572

Operating earnings	$1,089	$20	$468	$(36)	1,541

Adjustments to:
Net investment gains (losses)					7
Net derivative gains (losses)					(326)
Other adjustments to net income					(332)
Provision for income tax (expense) benefit					229

Net income (loss)					$1,119

Inter-segment revenues	$312	$(682)	$154	$166
Interest revenue	$1,281	$371	$1,551	$125
Interest expense	$—	$—	$60	$101

As of December 31, 2015	Annuities	Life	Run-off	Corporate & Other	Total
	(In millions)
Total assets	$148,407	$17,887	$44,059	$16,372	$226,725
Separate account assets	$106,594	$4,598	$3,255	$—	$114,447
Separate account liabilities	$106,594	$4,598	$3,255	$—	$114,447

	Operating Results
Year Ended December 31, 2014	Annuities	Life	Run-off	Corporate & Other	Total
	(In millions)
Pre-tax operating earnings	$1,297	$27	$860	$35	$2,219
Provision for income tax expense (benefit)	307	1	295	—	603

Operating earnings	$990	$26	$565	$35	1,616

Adjustments for:
Net investment gains (losses)					(435)
Net derivative gains (losses)					423
Other adjustments to net income					(679)
Provision for income tax (expense) benefit					234

Net income (loss)					$1,159

Inter-segment revenues	$495	$(514)	$22	$43
Interest revenue	$1,129	$365	$1,553	$122
Interest expense	$—	$5	$60	$99

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

2. Segment Information (continued)

Reconciliation of Company operating revenues to total revenues:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Annuities	$4,958	$5,229	$5,386
Life	1,249	1,137	1,106
Run-off	2,343	2,367	2,353

Total segment	8,550	8,733	8,845

Corporate & Other	401	415	358
Net investment gains (losses)	(78)	7	(435)
Net derivative gains (losses)	(5,851)	(326)	423
Other adjustments	(4)	62	257

Total	$3,018	$8,891	$9,448

The following table presents total premiums, universal life and investment-type product policy fees and other revenues by major product groups of the Company’s segments, as well as Corporate & Other:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Annuity products	$3,938	$4,249	$4,692
Life insurance products	1,745	1,726	1,671
Other products	57	136	7

Total	$5,740	$6,111	$6,370

Substantially all of the Company’s combined premiums, universal life and investment-type product policy fees and other revenues originated in the U.S.

Revenues derived from any customer did not exceed 10% of combined premiums, universal life and investment-type product policy fees and other revenues for the years ended December  31, 2016, 2015 and 2014.

3. Dispositions

In May 2014, MetLife Insurance Company of Connecticut (“MICC”), the predecessor to MetLife USA, now Brighthouse Insurance, completed the sale of its wholly-owned subsidiary, MAL, for $702 million in net cash consideration. As a result of the sale, a loss of $549 million ($358 million, net of income tax), was recorded for the year ended December 31, 2014, which includes a reduction to goodwill of $53 million ($35 million, net of income tax). The loss is reflected within net investment gains (losses) on the combined statements of operations. MAL’s results of operations are included in continuing operations. They were historically included in the Run-off segment.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

4. Insurance

Insurance Liabilities

Insurance liabilities, including affiliated insurance liabilities on reinsurance assumed and ceded, are comprised of future policy benefits, policyholder account balances and other policy-related balances. Information regarding insurance liabilities by segment, as well as Corporate & Other, was as follows as of:

	December 31,
	2016	2015
	(In millions)
Annuities	$33,155	$28,909
Life	8,539	8,919
Run-off	24,819	26,885
Corporate & Other	7,430	7,168

Total	$73,943	$71,881

See Note 6 for discussion of affiliated reinsurance liabilities included in the table above.

Future policy benefits are measured as follows:

Product Type:	Measurement Assumptions:
Participating life	Aggregate of (i) net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate, ranging from 4% to 5%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts); and (ii) the liability for terminal dividends.

Nonparticipating life	Aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company’s experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 3% to 9%.

Individual and group traditional fixed annuities after annuitization	Present value of expected future payments. Interest rate assumptions used in establishing such liabilities range from 2% to 8%.

Non-medical health insurance	The net level premium method and assumptions as to future morbidity, withdrawals and interest, which provide a margin for adverse deviation. Interest rate assumptions used in establishing such liabilities range from 4% to 7%.

Disabled lives	Present value of benefits method and experience assumptions as to claim terminations, expenses and interest. Interest rate assumptions used in establishing such liabilities range from 3% to 7%.

Participating business represented 3% of the Company’s life insurance in-force at both December 31, 2016 and 2015. Participating policies represented 42%, 39% and 36% of gross traditional life insurance premiums for the years ended December 31, 2016, 2015 and 2014, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

4. Insurance (continued)

Policyholder account balances are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; (ii) credited interest, ranging from less than 1% to 8%, less expenses, mortality charges and withdrawals; and (iii) fair value adjustments relating to business combinations.

Guarantees

The Company issues variable annuity products with guaranteed minimum benefits. GMABs, the non-life contingent portion of GMWBs and the portion of certain GMIBs that do not require annuitization are accounted for as embedded derivatives in policyholder account balances and are further discussed in Note 8. Guarantees accounted for as insurance liabilities include:

Guarantee:		Measurement Assumptions:
GMDBs	• A return of purchase payment upon death even if the account value is reduced to zero.

•      Present value of expected death benefits in excess of the projected account balance recognizing the excess ratably over the accumulation period based on the present value of total expected assessments.

	• An enhanced death benefit may be available for an additional fee.	• Assumptions are consistent with those used for amortizing DAC, and are thus subject to the same variability and risk.
• Investment performance and volatility assumptions are consistent with the historical experience of the appropriate underlying equity index, such as the S&P 500 Index.
• Benefit assumptions are based on the average benefits payable over a range of scenarios.
GMIBs

•      After a specified period of time determined at the time of issuance of the variable annuity contract, a minimum accumulation of purchase payments, even if the account value is reduced to zero, that can be annuitized to receive a monthly income stream that is not less than a specified amount.

•      Present value of expected income benefits in excess of the projected account balance at any future date of annuitization and recognizing the excess ratably over the accumulation period based on present value of total expected assessments.

	• Certain contracts also provide for a guaranteed lump sum return of purchase premium in lieu of the annuitization benefit.	• Assumptions are consistent with those used for estimating GMDB liabilities.
• Calculation incorporates an assumption for the percentage of the potential annuitizations that may be elected by the contract holder.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

4. Insurance (continued)

GMWBs	• A return of purchase payment via partial withdrawals, even if the account value is reduced to zero, provided that cumulative withdrawals in a contract year do not exceed a certain limit.	• Expected value of the life contingent payments and expected assessments using assumptions consistent with those used for estimating the GMDB liabilities.
• Certain contracts include guaranteed withdrawals that are life contingent.

The Company also issues universal and variable life contracts where the Company contractually guarantees to the contract holder a secondary guarantee.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

4. Insurance (continued)

Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

	Annuity Contracts		Universal and Variable Life Contracts	Total
	GMDBs	GMIBs	Secondary Guarantees
	(In millions)
Direct
Balance as of January 1, 2014	$418	$1,329	$1,785	$3,532
Incurred guaranteed benefits	236	320	589	1,145
Paid guaranteed benefits	(24)	—	—	(24)

Balance as of December 31, 2014	630	1,649	2,374	4,653
Incurred guaranteed benefits	252	355	413	1,020
Paid guaranteed benefits	(37)	—	—	(37)

Balance as of December 31, 2015	845	2,004	2,787	5,636
Incurred guaranteed benefits	339	331	753	1,423
Paid guaranteed benefits	(60)	—	—	(60)

Balance as of December 31, 2016	$1,124	$2,335	$3,540	$6,999

Net Ceded/(Assumed)
Balance as of January 1, 2014	$(192)	$(96)	$683	$395
Incurred guaranteed benefits	181	102	163	446
Paid guaranteed benefits	1	—	—	1

Balance as of December 31, 2014	(10)	6	846	842
Incurred guaranteed benefits	24	3	161	188
Paid guaranteed benefits	(34)	1	—	(33)

Balance as of December 31, 2015	(20)	10	1,007	997
Incurred guaranteed benefits	48	10	98	156
Paid guaranteed benefits	(55)	—	—	(55)

Balance as of December 31, 2016	$(27)	$20	$1,105	$1,098

Net
Balance as of January 1, 2014	$610	$1,425	$1,102	$3,137
Incurred guaranteed benefits	55	218	426	699
Paid guaranteed benefits	(25)	—	—	(25)

Balance as of December 31, 2014	640	1,643	1,528	3,811
Incurred guaranteed benefits	228	352	252	832
Paid guaranteed benefits	(3)	(1)	—	(4)

Balance as of December 31, 2015	865	1,994	1,780	4,639
Incurred guaranteed benefits	291	321	655	1,267
Paid guaranteed benefits	(5)	—	—	(5)

Balance as of December 31, 2016	$1,151	$2,315	$2,435	$5,901

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

4. Insurance (continued)

Information regarding the Company’s guarantee exposure was as follows as of:

	December 31,
	2016				2015
	In the Event of Death		At Annuitization		In the Event of Death		At Annuitization
	(Dollars in millions)
Annuity Contracts (1), (2)
Variable Annuity Guarantees
Total account value (3)	$111,719		$64,503		$113,989		$65,875
Separate account value	$106,759		$63,025		$108,693		$64,395
Net amount at risk	$6,837	(4)	$3,313	(5)	$8,407	(4)	$2,377	(5)
Average attained age of contract holders	67 years		67 years		66 years		66 years

	December 31,
	2016	2015
	Secondary Guarantees
	(Dollars in millions)
Universal and Variable Life Contracts
Total account value (3)	$9,326	$9,114
Net amount at risk (6)	$102,635	$103,648
Average attained age of policyholders	59 years	59 years

(1)	The Company’s annuity contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.
(2)	Includes direct business, but excludes offsets from hedging or reinsurance, if any. Therefore, the net amount at risk presented reflects the economic exposures of living and death benefit guarantees associated with variable annuities, but not necessarily their impact on the Company. See Note 6 for a discussion of certain living and death benefit guarantees which have been reinsured.
(3)	Includes the contract holder’s investments in the general account and separate account, if applicable.
(4)	Defined as the death benefit less the total account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date and includes any additional contractual claims associated with riders purchased to assist with covering income taxes payable upon death.
(5)	Defined as the amount (if any) that would be required to be added to the total account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company’s potential economic exposure to such guarantees in the event all contract holders were to annuitize on the balance sheet date, even though the contracts contain terms that allow annuitization of the guaranteed amount only after the 10th anniversary of the contract, which not all contract holders have achieved.
(6)	Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

4. Insurance (continued)

Account balances of contracts with guarantees were invested in separate account asset classes as follows as of:

	December 31,
	2016	2015
	(In millions)
Fund Groupings:
Balanced	$54,371	$55,135
Equity	44,750	46,411
Bond	6,686	5,750
Money Market	761	884

Total	$106,568	$108,180

Obligations Under Funding Agreements

The Company issues fixed and floating rate funding agreements, which are denominated in either U.S. dollars or foreign currencies, to certain special purpose entities that have issued either debt securities or commercial paper for which payment of interest and principal is secured by such funding agreements. During the years ended December 31, 2016, 2015 and 2014, the Company issued $1.4 billion, $13.0 billion and $12.2 billion, respectively, and repaid $3.4 billion, $14.4 billion and $13.9 billion, respectively, of such funding agreements. As of December 31, 2016 and 2015, liabilities for funding agreements outstanding, which are included in policyholder account balances, were $127 million and $2.2 billion, respectively.

Brighthouse Life Insurance Company is a member of the Federal Home Loan Bank (“FHLB”) of Pittsburgh and holds common stock in certain regional banks in the FHLB system (“FHLBanks”). Holdings of common stock of FHLBanks, included in equity securities, were as follows as of:

	December 31,
	2016	2015
	(In millions)
FHLB of Pittsburgh	$44	$85
FHLB of Boston	$27	$36
FHLB of Des Moines	$4	$4

Brighthouse Life Insurance Company has also entered into funding agreements with FHLBanks. The liability for such funding agreements is included in policyholder account balances. Information related to such funding agreements was as follows as of:

	Liability		Collateral
	December 31,
	2016	2015	2016		2015
	(In millions)
FHLB of Pittsburgh (1)	$500	$1,570	$3,765	(2)	$1,789	(2)
FHLB of Boston (1)	$50	$250	$144	(2)	$311	(2)
FHLB of Des Moines (1)	$95	$95	$266	(2)	$147	(2)

(1)

Represents funding agreements issued to the applicable FHLBank in exchange for cash and for which such FHLBank has been granted a lien on certain assets, some of which are in the custody of such FHLBank,

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

4. Insurance (continued)

including residential mortgage-backed securities (“RMBS”), to collateralize obligations under advances evidenced by funding agreements. The Company is permitted to withdraw any portion of the collateral in the custody of such FHLBank as long as there is no event of default and the remaining qualified collateral is sufficient to satisfy the collateral maintenance level. Upon any event of default by the Company, such FHLBank’s recovery on the collateral is limited to the amount of the Company’s liability to such FHLBank.
(2)	Advances are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

Liabilities for Unpaid Claims and Claim Expenses

Information regarding the liabilities for unpaid claims and claim expense was as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Balance at January 1,	$1,719	$1,511	$1,350
Less: Reinsurance recoverables	1,565	1,422	1,255

Net balance at January 1,	154	89	95
Cumulative adjustment (1)	89	—	—

Net balance at January 1,	243	89	95
Incurred related to:
Current year	725	106	3
Prior years (2)	(15)	(1)	3

Total incurred	710	105	6

Paid related to:
Current year	(697)	(30)	—
Prior years	(80)	(10)	(12)

Total paid	(777)	(40)	(12)

Net balance at December 31,	176	154	89
Add: Reinsurance recoverables	1,832	1,565	1,422

Balance at December 31,	$2,008	$1,719	$1,511

(1)	Reflects the accumulated adjustment, net of reinsurance, upon implementation of the new guidance related to short-duration contracts. Prior periods have not been restated. See Note 1.
(2)	During 2016, 2015 and 2014, claims and claims adjustment expenses associated with prior years changed due to differences between the actual benefits paid and the expected benefits owed during those periods.

Separate Accounts

Separate account assets and liabilities include two categories of account types: pass-through separate accounts totaling $113.0 billion and $114.3 billion as of December 31, 2016 and 2015, respectively, for which the policyholder assumes all investment risk, and separate accounts for which the Company contractually guarantees either a minimum return or account value to the policyholder which totaled $33 million and $189 million as of December 31, 2016 and 2015, respectively. The latter category consisted of bank owned life insurance contracts. The average interest rate credited on these contracts was 2.63% and 2.56% as of December 31, 2016 and 2015, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

4. Insurance (continued)

For the years ended December 31, 2016, 2015 and 2014, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

5. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles

See Note 1 for a description of capitalized acquisition costs.

Nonparticipating and Non-Dividend-Paying Traditional Contracts

The Company amortizes DAC and VOBA related to these contracts (primarily term insurance) over the appropriate premium paying period in proportion to the actual and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition (as it relates to VOBA), include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policy benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC or VOBA balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

Participating, Dividend-Paying Traditional Contracts

The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales, are reasonably likely to significantly impact the rate of DAC amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

The Company amortizes DAC and VOBA related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, benefit elections and withdrawals, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

5. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles (continued)

counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and benefit elections and withdrawals are reasonably likely to significantly impact the rate of DAC and VOBA amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC and VOBA amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC and VOBA amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances.

Factors Impacting Amortization

Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC and VOBA. Returns that are higher than the Company’s long-term expectation produce higher account balances, which increases the Company’s future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company’s long-term expectation. The Company’s practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

The Company also annually reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency, benefit elections and withdrawals and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC and VOBA amortization will generally decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC or VOBA is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC or VOBA amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

Amortization of DAC and VOBA is attributed to net investment gains (losses) and net derivative gains (losses), and to other expenses for the amount of gross margins or profits originating from transactions other than

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

5. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles (continued)

investment gains and losses. Unrealized investment gains and losses represent the amount of DAC and VOBA that would have been amortized if such gains and losses had been recognized.

Information regarding DAC and VOBA was as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
DAC
Balance as of January 1,	$5,679	$5,819	$6,446
Capitalizations	334	399	405
Amortization related to:
Net investment gains (losses) and net derivative gains (losses)	1,400	109	(161)
Other expenses	(1,656)	(744)	(808)

Total amortization	(256)	(635)	(969)

Unrealized investment gains (losses)	(56)	96	(66)
Other	(49)	—	3

Balance as of December 31,	5,652	5,679	5,819

VOBA
Balance as of January 1,	711	763	932
Amortization related to:
Net investment gains (losses) and net derivative gains (losses)	2	(19)	(1)
Other expenses	(117)	(127)	(139)

Total amortization	(115)	(146)	(140)

Unrealized investment gains (losses)	45	94	(29)

Balance as of December 31,	641	711	763

Total DAC and VOBA
Balance as of December 31,	$6,293	$6,390	$6,582

Information regarding total DAC and VOBA by segment, as well as Corporate & Other, was as follows as of:

	December 31,
	2016	2015
	(In millions)
Annuities	$4,878	$3,790
Life	1,261	1,586
Run-off	6	904
Corporate & Other	148	110

Total	$6,293	$6,390

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

5. Deferred Policy Acquisition Costs, Value of Business Acquired and Other Intangibles (continued)

Information regarding other intangibles was as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
DSI
Balance as of January 1,	$532	$586	$693
Capitalization	3	4	5
Amortization	(88)	(76)	(84)
Unrealized investment gains (losses)	(2)	18	(28)

Balance as of December 31,	$445	$532	$586

VODA and VOCRA
Balance as of January 1,	$136	$155	$173
Amortization	(16)	(19)	(18)

Balance as of December 31,	$120	$136	$155

Accumulated amortization	$140	$124	$105

The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

	VOBA	VODA and VOCRA
	(In millions)
2017	$110	$15
2018	$94	$14
2019	$80	$13
2020	$60	$12
2021	$52	$10

6. Reinsurance

The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated and unaffiliated companies. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 7.

Annuities

The Company reinsures portions of the living and death benefit guarantees issued in connection with certain variable annuities to unaffiliated reinsurers. Under these reinsurance agreements, the Company pays a

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

6. Reinsurance (continued)

reinsurance premium generally based on fees associated with the guarantees collected from policyholders, and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The value of embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer. The Company also reinsures 100% of certain variable annuity risks to an affiliate and assumes 100% of the living and death benefit guarantees issued in connection with certain variable annuities issued by certain affiliates.

Life

For its life products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently reinsures 90% of the mortality risk in excess of $2 million for most products. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. On a case by case basis, the Company may retain up to $20 million per life and reinsure 100% of amounts in excess of the amount the Company retains. The Company also reinsures portions of the risk associated with certain whole life policies to an affiliate and assumes certain term life policies and universal life policies with secondary death benefit guarantees issued by an affiliate. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time.

Corporate & Other

The Company reinsures, through 100% quota share reinsurance agreements, a closed block of certain long-term care and workers’ compensation business written by the Company.

Catastrophe Coverage

The Company has exposure to catastrophes which could contribute to significant fluctuations in the Company’s results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

Reinsurance Recoverables

The Company reinsures its business through a diversified group of well-capitalized reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers. The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which as of December 31, 2016 and 2015, were not significant.

The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $2.7 billion and $2.6 billion of unsecured unaffiliated reinsurance recoverable balances as of December 31, 2016 and 2015, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

6. Reinsurance (continued)

As of December 31, 2016, the Company had $9.3 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $7.8 billion, or 84%, were with the Company’s five largest unaffiliated ceded reinsurers, including $1.5 billion of net unaffiliated ceded reinsurance recoverables which were unsecured. As of December 31, 2015, the Company had $8.7 billion of net unaffiliated ceded reinsurance recoverables. Of this total, $7.4 billion, or 85%, were with the Company’s five largest unaffiliated ceded reinsurers, including $1.3 billion of net unaffiliated ceded reinsurance recoverables which were unsecured.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

6. Reinsurance (continued)

The amounts on the combined statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Premiums
Direct premiums	$2,296	$2,472	$2,435
Reinsurance assumed	79	297	94
Reinsurance ceded	(1,153)	(1,090)	(1,029)

Net premiums	$1,222	$1,679	$1,500

Universal life and investment-type product policy fees
Direct universal life and investment-type product policy fees	$4,300	$4,472	$4,497
Reinsurance assumed	119	132	368
Reinsurance ceded	(637)	(594)	(530)

Net universal life and investment-type product policy fees	$3,782	$4,010	$4,335

Other revenues
Direct other revenues	$326	$292	$292
Reinsurance assumed	87	—	28
Reinsurance ceded	323	130	215

Net other revenues	$736	$422	$535

Policyholder benefits and claims
Direct policyholder benefits and claims	$6,351	$5,208	$5,105
Reinsurance assumed	123	298	242
Reinsurance ceded	(2,571)	(2,237)	(2,013)

Net policyholder benefits and claims	$3,903	$3,269	$3,334

Interest credited to policyholder account balances
Direct interest credited to policyholder account balances	$1,107	$1,195	$1,217
Reinsurance assumed	75	78	76
Reinsurance ceded	(17)	(14)	(15)

Net interest credited to policyholder account balances	$1,165	$1,259	$1,278

Amortization of deferred policy acquisition costs and value of business acquired
Direct amortization of deferred policy acquisition costs and value of business acquired	$418	$839	$1,062
Reinsurance assumed	148	8	99
Reinsurance ceded	(195)	(66)	(52)

Net amortization of deferred policy acquisition costs and value of business acquired	$371	$781	$1,109

Other expenses
Direct other expenses	$2,134	$2,128	$2,244
Reinsurance assumed	34	47	2
Reinsurance ceded	(45)	(55)	(47)

Net other expenses	$2,123	$2,120	$2,199

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

6. Reinsurance (continued)

The amounts on the combined balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows as of:

	December 31,
	2016				2015
	Direct	Assumed	Ceded	Total Balance Sheet	Direct	Assumed	Ceded	Total Balance Sheet
	(In millions)
Assets
Premiums, reinsurance and other receivables	$1,152	$21	$13,474	$14,647	$781	$160	$17,937	$18,878
Deferred policy acquisition costs and value of business acquired	6,642	71	(420)	6,293	6,628	218	(456)	6,390

Total assets	$7,794	$92	$13,054	$20,940	$7,409	$378	$17,481	$25,268

Liabilities
Future policy benefits	$33,181	$191	$—	$33,372	$29,948	$1,255	$—	$31,203
Policyholder account balances	37,066	460	—	37,526	37,093	428	—	37,521
Other policy-related balances	1,368	1,677	—	3,045	1,354	1,804	(1)	3,157
Other liabilities	4,818	12	1,099	5,929	2,888	86	1,412	4,386

Total liabilities	$76,433	$2,340	$1,099	$79,872	$71,283	$3,573	$1,411	$76,267

Effective December 1, 2016, the Company terminated two agreements with an unaffiliated reinsurer which covered 90% of the liabilities on certain participating whole life insurance policies issued between April 1, 2000 and December 31, 2001 by MLIC. This termination resulted in a decrease in other invested assets of $713 million, a decrease in deferred policy acquisition costs and value of business acquired of $95 million, a decrease in future policy benefits of $654 million, and an decrease in other liabilities of $43 million. The Company recognized a loss of approximately $72 million, net of income tax, as a result of this transaction.

Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $2.0 billion and $7.0 billion as of December 31, 2016 and 2015, respectively. The deposit liabilities on reinsurance were $1 million as of both December 31, 2016 and 2015.

Related Party Reinsurance Transactions

The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated companies. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

The Company has reinsurance agreements with certain of MetLife, Inc.’s subsidiaries, including MLIC, General American Life Insurance Company (“GALIC”), MetLife Europe d.a.c. (“MEL”), MetLife Reinsurance

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

6. Reinsurance (continued)

Company of Vermont (“MRV”), Delaware American Life Insurance Company (“DELAM”) and American Life Insurance Company (“ALICO”), all of which are related parties.

Information regarding the significant effects of affiliated reinsurance included on the combined statements of operations was as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Premiums
Reinsurance assumed	$34	$227	$55
Reinsurance ceded	(766)	(687)	(652)

Net premiums	$(732)	$(460)	$(597)

Universal life and investment-type product policy fees
Reinsurance assumed	$119	$132	$261
Reinsurance ceded	(60)	(59)	(48)

Net universal life and investment-type product policy fees	$59	$73	$213

Other revenues
Reinsurance assumed	$56	$—	$28
Reinsurance ceded	320	130	215

Net other revenues	$376	$130	$243

Policyholder benefits and claims
Reinsurance assumed	$86	$248	$209
Reinsurance ceded	(757)	(678)	(618)

Net policyholder benefits and claims	$(671)	$(430)	$(409)

Interest credited to policyholder account balances
Reinsurance assumed	$75	$78	$76
Reinsurance ceded	(16)	(14)	(15)

Net interest credited to policyholder account balances	$59	$64	$61

Amortization of deferred policy acquisition costs and value of business acquired
Reinsurance assumed	$49	$24	$90
Reinsurance ceded	(175)	(58)	(43)

Net amortization of deferred policy acquisition costs and value of business acquired	$(126)	$(34)	$47

Other expenses
Reinsurance assumed	$19	$41	$(2)
Reinsurance ceded	(29)	(38)	(27)

Net other expenses	$(10)	$3	$(29)

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

6. Reinsurance (continued)

Information regarding the significant effects of affiliated reinsurance included on the combined balance sheets was as follows as of:

	December 31,
	2016		2015
	Assumed	Ceded	Assumed	Ceded
	(In millions)
Assets
Premiums, reinsurance and other receivables	$21	$4,020	$128	$9,046
Deferred policy acquisition costs and value of business acquired	71	(406)	120	(440)

Total assets	$92	$3,614	$248	$8,606

Liabilities
Future policy benefits	$170	$—	$591	$—
Policyholder account balances	460	—	428	—
Other policy-related balances	1,677	—	1,785	(1)
Other liabilities	10	715	27	1,016

Total liabilities	$2,317	$715	$2,831	$1,015

The Company assumes risks from affiliates related to guaranteed minimum benefit guarantees written directly by the affiliates. These assumed reinsurance agreements contain embedded derivatives and changes in their estimated fair value are also included within net derivative gains (losses). The embedded derivatives associated with these agreements are included within policyholder account balances and were $460 million and $428 million as of December 31, 2016 and 2015, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($27) million, ($34) million and ($296) million for the years ended December 31, 2016, 2015 and 2014, respectively.

The Company cedes risks to an affiliate related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their estimated fair value are also included within net derivative gains (losses). The embedded derivatives associated with these cessions are included within premiums, reinsurance and other receivables and were $390 million and $328 million as of December 31, 2016 and 2015, respectively. Net derivative gains (losses) associated with the embedded derivatives were $62 million, $100 million and $80 million for the years ended December 31, 2016, 2015 and 2014, respectively.

In April 2016, the Company recaptured risks related to certain single premium deferred annuity contracts previously reinsured to MLIC, an affiliate. As a result of this recapture, the significant effects to the Company were an increase in investments and cash and cash equivalents of $4.3 billion and an increase in DAC of $87 million, offset by a decrease in premiums, reinsurance and other receivables of $4.0 billion. The Company recognized a gain of $246 million, net of income tax, as a result of this recapture.

In November 2016, the Company recaptured certain single premium deferred annuity contracts previously reinsured to MLIC, an affiliate. This recapture resulted in an increase in investments and cash and cash equivalents of $933 million and increase in DAC of $23 million, offset by a decrease in premiums, reinsurance and other receivables of $923 million. The Company recognized a gain of $22 million, net of income tax, as a result of this recapture.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

6. Reinsurance (continued)

In December 2016, the Company recaptured level premium term business previously reinsured to MRV, an affiliate. This recapture resulted in a decrease in cash and cash equivalents of $27 million, a decrease in premiums, reinsurance and other receivables of $94 million and a decrease in other liabilities of $158 million. The Company recognized a gain of $24 million, net of income tax, as result of this recapture.

The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $3.2 billion and $8.1 billion of unsecured affiliated reinsurance recoverable balances as of December 31, 2016 and 2015, respectively.

Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $1.7 billion and $6.7 billion as of December 31, 2016 and 2015, respectively. There were no deposit liabilities on affiliated reinsurance as of both December  31, 2016 and 2015.

7. Investments

See Note 9 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the combined financial statements.

The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities (“ABS”) and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

Fixed Maturity and Equity Securities AFS

Fixed Maturity and Equity Securities AFS by Sector

The following table presents the fixed maturity and equity securities AFS by sector. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

securities including RMBS, commercial mortgage-backed securities (“CMBS”) and ABS (collectively, “Structured Securities”).

	December 31, 2016					December 31, 2015
	Cost or Amortized Cost	Gross Unrealized			Estimated Fair Value	Cost or Amortized Cost	Gross Unrealized			Estimated Fair Value
		Gains	Temporary Losses	OTTI Losses			Gains	Temporary Losses	OTTI Losses
	(In millions)
Fixed Maturity Securities
U.S. corporate	$21,278	$1,324	$291	$—	$22,311	$20,662	$1,112	$553	$—	$21,221
U.S. government and agency	12,032	1,294	236	—	$13,090	13,216	1,374	66	—	$14,524
RMBS	7,961	206	144	—	$8,023	9,871	222	127	22	$9,944
Foreign corporate	6,343	230	180	—	$6,393	5,847	174	233	1	$5,787
State and political subdivision	3,590	393	38	—	$3,945	3,253	402	23	1	$3,631
CMBS (1)	3,799	44	32	(1)	$3,812	3,428	31	36	(1)	$3,424
ABS	2,654	12	14	—	$2,652	4,384	20	60	—	$4,344
Foreign government	1,058	116	12	—	1,162	686	106	11	—	781

Total fixed maturity securities	$58,715	$3,619	$947	$(1)	$61,388	$61,347	$3,441	$1,109	$23	$63,656

Equity securities
Non-redeemable preferred stock	$180	$6	$9	$—	$177	$265	$16	$9	$—	$272
Common stock	100	23	—	—	123	167	23	5	—	185

Total equity securities	$280	$29	$9	$—	$300	$432	$39	$14	$—	$457

(1)	The noncredit loss component of OTTI losses for CMBS was in an unrealized gain position of $1 million as of both December 31, 2016 and 2015, due to increases in estimated fair value subsequent to initial recognition of noncredit losses on such securities. See also “— Net Unrealized Investment Gains (Losses).”

The Company held non-income producing fixed maturity securities with an estimated fair value of $5 million and $11 million with unrealized gains (losses) of less than $1 million and $1 million as of December 31, 2016 and 2015, respectively.

Methodology for Amortization of Premium and Accretion of Discount on Structured Securities

Amortization of premium and accretion of discount on Structured Securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for Structured Securities are estimated using inputs obtained from third-party specialists and based on management’s knowledge of the current market. For credit-sensitive Structured Securities and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other Structured Securities, the effective yield is recalculated on a retrospective basis.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Maturities of Fixed Maturity Securities

The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows as of December 31, 2016:

	Due in One Year or Less	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Structured Securities	Total Fixed Maturity Securities
	(In millions)
Amortized cost	$1,864	$9,396	$10,201	$22,840	$14,414	$58,715
Estimated fair value	$1,870	$9,804	$10,323	$24,904	$14,487	$61,388

Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. Structured Securities are shown separately, as they are not due at a single maturity.

Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position.

	December 31, 2016				December 31, 2015
	Less than 12 Months		Equal to or Greater than 12 Months		Less than 12 Months		Equal to or Greater than 12 Months
	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses
	(Dollars in millions)
Fixed maturity securities
U.S. corporate	$4,676	$189	$745	$102	$6,598	$397	$872	$156
U.S. government and agency	4,396	236	—	—	4,267	66	—	—
RMBS	3,494	112	818	32	5,184	104	527	45
Foreign corporate	1,466	66	633	114	1,969	112	735	122
State and political subdivision	889	35	29	3	624	21	43	3
CMBS	1,572	27	171	4	1,917	32	105	3
ABS	478	6	461	8	2,683	42	551	18
Foreign government	273	11	6	1	142	10	6	1

Total fixed maturity securities	$17,244	$682	$2,863	$264	$23,384	$784	$2,839	$348

Equity securities
Non-redeemable preferred stock	$57	$2	$40	$7	$25	$1	$40	$8
Common stock	—	—	—	—	6	5	1	—

Total equity securities	$57	$2	$40	$7	$31	$6	$41	$8

Total number of securities in an unrealized loss position	1,741		483		2,273		466

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

Evaluation and Measurement Methodologies

Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management’s evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost; (ii) the potential for impairments when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations; (v) the potential for impairments where the issuer, series of issuers or industry has suffered a catastrophic loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to Structured Securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; (viii) the potential for impairments due to weakening of foreign currencies on non-functional currency denominated fixed maturity securities that are near maturity; and (ix) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

•	The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

•	When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management’s best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security’s position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

•	Additional considerations are made when assessing the unique features that apply to certain Structured Securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

•

When determining the amount of the credit loss for U.S. and foreign corporate securities, state and political subdivision securities and foreign government securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, management

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described above, as well as any private and public sector programs to restructure such securities.

With respect to securities that have attributes of debt and equity (“perpetual hybrid securities”), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security’s cost and its estimated fair value with a corresponding charge to earnings.

The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

Current Period Evaluation

Based on the Company’s current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company’s current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company concluded that these securities were not other-than-temporarily impaired as of December 31, 2016. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, collateral valuation, interest rates and credit spreads. If economic fundamentals deteriorate or if there are adverse changes in the above factors, OTTI may be incurred in upcoming periods.

Gross unrealized losses on fixed maturity securities decreased $186 million during the year ended December 31, 2016 to $946 million. The decrease in gross unrealized losses for the year ended December 31, 2016, was primarily attributable to narrowing credit spreads, partially offset by an increase in interest rates and, to a lesser extent, the impact of weakening foreign currencies on non-functional currency denominated fixed maturity securities.

As of December 31, 2016, $58 million of the total $946 million of gross unrealized losses were from 15 fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

The change in gross unrealized losses on equity securities was not significant during the year ended December 31, 2016.

Investment Grade Fixed Maturity Securities

Of the $58 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $54 million, or 93%, were related to gross unrealized losses on

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

six investment grade fixed maturity securities. Unrealized losses on investment grade fixed maturity securities are principally related to widening credit spreads since purchase and, with respect to fixed-rate fixed maturity securities, rising interest rates since purchase.

Below Investment Grade Fixed Maturity Securities

Of the $58 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $4 million, or 7%, were related to gross unrealized losses on nine below investment grade fixed maturity securities. Unrealized losses on below investment grade fixed maturity securities are principally related to U.S. and foreign corporate securities (primarily industrial securities) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over lower oil prices in the energy sector. Management evaluates U.S. and foreign corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuers.

Mortgage Loans

Mortgage Loans by Portfolio Segment

Mortgage loans are summarized as follows as of:

	December 31,
	2016		2015
	Carrying Value	% of Total	Carrying Value	% of Total
	(Dollars in millions)
Mortgage loans
Commercial	$6,523	69.6%	$5,515	73.3%
Agricultural	1,892	20.2	1,539	20.5
Residential	867	9.2	335	4.4

Subtotal	9,282	99.0	7,389	98.2
Valuation allowances	(40)	(0.4)	(37)	(0.5)

Subtotal mortgage loans, net	9,242	98.6	7,352	97.7
Commercial mortgage loans held by CSEs—FVO	136	1.4	172	2.3

Total mortgage loans, net	$9,378	100.0%	$7,524	100.0%

The Company purchases unaffiliated mortgage loans under a master participation agreement, from an affiliate, simultaneously with the affiliate’s origination or acquisition of mortgage loans. The aggregate amount of unaffiliated mortgage loan participation interests purchased by the Company from an affiliate during the years ended December 31, 2016, 2015 and 2014 were $2.4 billion, $2.0 billion and $370 million, respectively. In connection with the mortgage loan participations, the affiliate collected mortgage loan principal and interest payments on the Company’s behalf and the affiliate remitted such payments to the Company in the amount of $1.6 billion, $1.0 billion and $1.0 billion during the years ended December 31, 2016, 2015 and 2014, respectively.

Purchases of mortgage loans from third parties were $619 million and $346 million for the years ended December 31, 2016 and 2015, respectively, and were primarily comprised of residential mortgage loans.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

See “— Variable Interest Entities” for discussion of “CSEs.”

See “— Related Party Investment Transactions” for discussion of related party mortgage loans.

Information on commercial, agricultural and residential mortgage loans is presented in the tables below. Information on commercial mortgage loans held by CSEs—FVO is presented in Note 9. The Company elects the FVO for certain commercial mortgage loans and related long-term debt that are managed on a total return basis.

Mortgage Loans, Valuation Allowance and Impaired Loans by Portfolio Segment

Mortgage loans by portfolio segment, by method of evaluation of credit loss, impaired mortgage loans including those modified in a troubled debt restructuring, and the related valuation allowances, were as follows as of and for the years ended:

	Evaluated Individually for Credit Losses					Evaluated Collectively for Credit Losses		Impaired Loans
	Impaired Loans with a Valuation Allowance			Impaired Loans without a Valuation Allowance
	Unpaid Principal Balance	Recorded Investment	Valuation Allowances	Unpaid Principal Balance	Recorded Investment	Recorded Investment	Valuation Allowances	Carrying Value	Average Recorded Investment
	(In millions)
December 31, 2016
Commercial	$—	$—	$—	$—	$—	$6,523	$32	$—	$—
Agricultural	4	3	—	—	—	1,889	5	3	3
Residential	—	—	—	1	1	866	3	1	—

Total	$4	$3	$—	$1	$1	$9,278	$40	$4	$3

December 31, 2015
Commercial	$—	$—	$—	$—	$—	$5,515	$29	$—	$—
Agricultural	4	3	—	—	—	1,536	5	3	3
Residential	—	—	—	—	—	335	3	—	—

Total	$4	$3	$—	$—	$—	$7,386	$37	$3	$3

The average recorded investment for impaired commercial, agricultural and residential mortgage loans was $43 million, $3 million and $0, respectively, for the year ended December 31, 2014.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Valuation Allowance Roll-forward by Portfolio Segment

The changes in the valuation allowance, by portfolio segment, were as follows:

	Commercial	Agricultural	Residential	Total
	(In millions)
Balance as of January 1, 2014	$32	$4	$—	$36
Provision (release)	(10)	—	—	(10)

Balance as of December 31, 2014	22	4	—	26
Provision (release)	7	1	3	11

Balance as of December 31, 2015	29	5	3	37
Provision (release)	3	—	—	3

Balance as of December 31, 2016	$32	$5	$3	$40

Valuation Allowance Methodology

Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for all three portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan’s original effective interest rate, (ii) the estimated fair value of the loan’s underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan’s observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for all loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company’s experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

Commercial and Agricultural Mortgage Loan Portfolio Segments

The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial mortgage loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural mortgage loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for commercial and agricultural mortgage loans.

All commercial mortgage loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

creditworthiness. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. All agricultural mortgage loans are monitored on an ongoing basis. The monitoring process for agricultural mortgage loans is generally similar to the commercial mortgage loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

For commercial mortgage loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property’s net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial mortgage loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and the values utilized in calculating the ratio are updated annually on a rolling basis, with a portion of the portfolio updated each quarter. In addition, the loan-to-value ratio is routinely updated for all but the lowest risk loans as part of the Company’s ongoing review of its commercial mortgage loan portfolio.

For agricultural mortgage loans, the Company’s primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural mortgage loan portfolio and are routinely updated.

Residential Mortgage Loan Portfolio Segment

The Company’s residential mortgage loan portfolio is comprised primarily of closed end, amortizing residential mortgage loans. For evaluations of residential mortgage loans, the key inputs of expected frequency and expected loss reflect current market conditions, with expected frequency adjusted, when appropriate, for differences from market conditions and the historical experience. In contrast to the commercial and agricultural mortgage loan portfolios, residential mortgage loans are smaller-balance homogeneous loans that are collectively evaluated for impairment. Non-specific valuation allowances are established using the evaluation framework described above for pools of loans with similar risk characteristics from inputs that are unique to the residential segment of the loan portfolio. Loan specific valuation allowances are only established on residential mortgage loans when they have been restructured and are established using the methodology described above for all loan portfolio segments.

For residential mortgage loans, the Company’s primary credit quality indicator is whether the loan is performing or nonperforming. The Company generally defines nonperforming residential mortgage loans as those that are 60 or more days past due and/or in nonaccrual status which is assessed monthly. Generally, nonperforming residential mortgage loans have a higher risk of experiencing a credit loss.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Credit Quality of Commercial Mortgage Loans

The credit quality of commercial mortgage loans was as follows as of:

	Recorded Investment					Estimated Fair Value	% of Total
	Debt Service Coverage Ratios			Total	% of Total
	> 1.20x	1.00x - 1.20x	< 1.00x
	(Dollars in millions)
December 31, 2016
Loan-to-value ratios
Less than 65%	$5,744	$230	$167	$6,141	94.1%	$6,222	94.3%
65% to 75%	291	—	19	310	4.8	303	4.6
76% to 80%	34	—	—	34	0.5	33	0.5
Greater than 80%	24	14	—	38	0.6	37	0.6

Total	$6,093	$244	$186	$6,523	100.0%	$6,595	100.0%

December 31, 2015
Loan-to-value ratios
Less than 65%	$4,833	$153	$106	$5,092	92.3%	$5,315	92.8%
65% to 75%	330	—	10	340	6.2	332	5.8
76% to 80%	—	—	—	—	—	—	—
Greater than 80%	44	25	14	83	1.5	80	1.4

Total	$5,207	$178	$130	$5,515	100.0%	$5,727	100.0%

Credit Quality of Agricultural Mortgage Loans

The credit quality of agricultural mortgage loans was as follows as of:

	December 31,
	2016		2015
	Recorded Investment	% of Total	Recorded Investment	% of Total
	(Dollars in millions)
Loan-to-value ratios
Less than 65%	$1,849	97.7%	$1,444	93.8%
65% to 75%	43	2.3	95	6.2

Total	$1,892	100.0%	$1,539	100.0%

The estimated fair value of agricultural mortgage loans was $1.9 billion and $1.6 billion as of December 31, 2016 and 2015, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Credit Quality of Residential Mortgage Loans

The credit quality of residential mortgage loans was as follows as of:

	December 31,
	2016		2015
	Recorded Investment	% of Total	Recorded Investment	% of Total
	(Dollars in millions)
Performance indicators
Performing	$856	98.7%	$331	98.6%
Nonperforming	11	1.3	4	1.4

Total	$867	100.0%	$335	100.0%

The estimated fair value of residential mortgage loans was $867 million and $345 million as of December 31, 2016 and 2015, respectively.

Past Due and Nonaccrual Mortgage Loans

The Company has a high quality, well performing, mortgage loan portfolio, with over 99% of all mortgage loans classified as performing as of both December 31, 2016 and 2015. The Company defines delinquency consistent with industry practice, when mortgage loans are past due as follows: commercial and residential mortgage loans—60 days and agricultural mortgage loans—90 days. The Company had no commercial or agricultural mortgage loans past due and no commercial or agricultural mortgage loans in nonaccrual status as of either December 31, 2016 and 2015. The recorded investment of residential mortgage loans past due and in nonaccrual status was $11 million and $4 million at December 31, 2016 and 2015, respectively.

Mortgage Loans Modified in a Troubled Debt Restructuring

The Company may grant concessions related to borrowers experiencing financial difficulties, which are classified as troubled debt restructurings. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concessions granted are considered in determining any impairment or changes in the specific valuation allowance. During the year ended December 31, 2016, the Company did not have a significant amount of mortgage loans modified in a troubled debt restructuring. There were no mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2015.

Other Invested Assets

Freestanding derivatives with positive estimated fair values and loans to affiliates comprise over 80% of other invested assets. See Note 9 for information about freestanding derivatives with positive estimated fair values and see “— Related Party Investment Transactions” for information regarding loans to affiliates. Other invested assets also includes funds withheld, tax credit and renewable energy partnerships and leveraged leases.

Tax Credit Partnerships

The carrying value of tax credit partnerships was $54 million at both December 31, 2016 and 2015. Net investment income (loss) from tax credit partnerships was less than $1 million, ($1) million and $4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Leveraged Leases

Investment in leveraged leases consisted of the following as of:

	December 31,
	2016	2015
	(In millions)
Rental receivables, net	$87	$90
Estimated residual values	14	14

Subtotal	101	104
Unearned income	(32)	(33)

Investment in leveraged leases, net of non-recourse debt	$69	$71

Rental receivables are generally due in periodic installments. The payment periods for leveraged leases range from one to 16 years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or nonperforming, which is assessed monthly. The Company generally defines nonperforming rental receivables as those that are 90 days or more past due. As of December 31, 2016 and 2015, all rental receivables were performing.

The deferred income tax liability related to leveraged leases was $74 million and $76 million as of December 31, 2016 and 2015, respectively.

Cash Equivalents

The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $4.8 billion and $1.2 billion as of December 31, 2016 and 2015, respectively.

Net Unrealized Investment Gains (Losses)

Unrealized investment gains (losses) on fixed maturity and equity securities AFS and the effect on DAC, VOBA, DSI and future policy benefits, that would result from the realization of the unrealized gains (losses), are included in net unrealized investment gains (losses) in AOCI.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

The components of net unrealized investment gains (losses), included in AOCI, were as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Fixed maturity securities	$2,663	$2,324	$4,842
Fixed maturity securities with noncredit OTTI losses included in AOCI	1	(23)	(38)

Total fixed maturity securities	2,664	2,301	4,804
Equity securities	32	54	69
Derivatives	414	388	293
Short-term investments	(42)	—	—
Other	(26)	5	80

Subtotal	3,042	2,748	5,246

Amounts allocated from:
Future policy benefits	(802)	(126)	(613)
DAC and VOBA related to noncredit OTTI losses recognized in AOCI	(2)	(1)	(2)
DAC, VOBA and DSI	(214)	(202)	(409)

Subtotal	(1,018)	(329)	(1,024)
Deferred income tax benefit (expense) related to noncredit OTTI losses recognized in AOCI	—	9	14
Deferred income tax benefit (expense)	(712)	(855)	(1,491)

Net unrealized investment gains (losses)	$1,312	$1,573	$2,745

The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

	Years Ended December 31,
	2016	2015
	(In millions)
Balance as of January 1,	$(23)	$(38)
Noncredit OTTI losses and subsequent changes recognized	3	8
Securities sold with previous noncredit OTTI loss	18	19
Subsequent changes in estimated fair value	3	(12)

Balance as of December 31,	$1	$(23)

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

The changes in net unrealized investment gains (losses) were as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Balance as of January 1,	$1,573	$2,745	$968
Fixed maturity securities on which noncredit OTTI losses have been recognized	24	15	15
Unrealized investment gains (losses) during the year	270	(2,513)	3,399
Unrealized investment gains (losses) relating to:
Future policy benefits	(676)	487	(613)
DAC and VOBA related to noncredit OTTI losses recognized in AOCI	(1)	1	(2)
DAC, VOBA and DSI	(12)	207	(121)
Deferred income tax benefit (expense) related to noncredit OTTI losses recognized in AOCI	(9)	(5)	(5)
Deferred income tax benefit (expense)	143	636	(896)

Balance as of December 31,	$1,312	$1,573	$2,745

Change in net unrealized investment gains (losses)	$(261)	$(1,172)	$1,777

Concentrations of Credit Risk

There were no investments in any counterparty that were greater than 10% of the Company’s shareholder’s net investment, other than the U.S. government and its agencies, as of both December 31, 2016 and 2015.

Securities Lending

Elements of the securities lending program are presented below as of:

	December 31,
	2016	2015
	(In millions)
Securities on loan: (1)
Amortized cost	$5,895	$8,047
Estimated fair value	$6,555	$8,830
Cash collateral on deposit from counterparties (2)	$6,642	$8,981
Security collateral on deposit from counterparties (3)	$27	$23
Reinvestment portfolio—estimated fair value	$6,571	$8,938

(1)	Included within fixed maturity securities and short-term investments.
(2)	Included within payables for collateral under securities loaned and other transactions.
(3)	Security collateral on deposit from counterparties may not be sold or re-pledged, unless the counterparty is in default, and is not reflected on the combined financial statements.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

The cash collateral liability by loaned security type and remaining tenor of the agreements were as follows as of:

	December 31, 2016
	Remaining Tenor of Securities Lending Agreements
	Open (1)	1 Month or Less	1 to 6 Months	Total	% of Total
	(Dollars in millions)
Cash collateral liability by loaned security type
U.S. government and agency	$2,129	$1,906	$1,743	$5,778	87.0%
U.S. corporate	—	480	—	480	7.2
Agency RMBS	—	—	274	274	4.1
Foreign corporate	—	58	—	58	0.9
Foreign government	—	52	—	52	0.8

Total	$2,129	$2,496	$2,017	$6,642	100.0%

	December 31, 2015
	Remaining Tenor of Securities Lending Agreements
	Open (1)	1 Month or Less	1 to 6 Months	Total	% of Total
	(Dollars in millions)
Cash collateral liability by loaned security type
U.S. government and agency	$2,631	$3,140	$1,338	$7,109	79.1%
U.S. corporate	9	302	—	311	3.5
Agency RMBS	—	939	579	1,518	16.9
Foreign corporate	—	—	—	—	—
Foreign government	1	42	—	43	0.5

Total	$2,641	$4,423	$1,917	$8,981	100.0%

(1)	The related loaned security could be returned to the Company on the next business day which would require the Company to immediately return the cash collateral.

If the Company is required to return significant amounts of cash collateral on short notice and is forced to sell securities to meet the return obligation, it may have difficulty selling such collateral that is invested in securities in a timely manner, be forced to sell securities in a volatile or illiquid market for less than what otherwise would have been realized under normal market conditions, or both. The estimated fair value of the securities on loan related to the cash collateral on open as of December 31, 2016 was $2.1 billion, all of which were U.S. government and agency securities which, if put back to the Company, could be immediately sold to satisfy the cash requirement.

The reinvestment portfolio acquired with the cash collateral consisted principally of fixed maturity securities (including agency RMBS, ABS, non-agency RMBS, U.S. corporate securities and U.S. government and agency) with 48% invested in agency RMBS, short-term investments, U.S. government and agency, cash equivalents or held in cash as of December 31, 2016. If the securities on loan or the reinvestment portfolio become less liquid, the Company has the liquidity resources of most of its general account available to meet any potential cash demands when securities on loan are put back to the Company.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Invested Assets on Deposit, Held in Trust and Pledged as Collateral

Invested assets on deposit, held in trust and pledged as collateral are presented below at estimated fair value as of:

	December 31,
	2016	2015
	(In millions)
Invested assets on deposit (regulatory deposits)	$7,648	$7,251
Invested assets held in trust (reinsurance agreements) (1)	9,054	8,083
Invested assets pledged as collateral (2)	3,548	2,803

Total invested assets on deposit, held in trust and pledged as collateral	$20,250	$18,137

(1)	The Company has held in trust certain investments, primarily fixed maturity securities, in connection with certain reinsurance transactions.
(2)	The Company has pledged invested assets in connection with various agreements and transactions, including funding agreements (see Note 4) and derivative transactions (see Note 8).

See “— Securities Lending” for information regarding securities on loan.

Purchased Credit Impaired Investments

Investments acquired with evidence of credit quality deterioration since origination and for which it is probable at the acquisition date that the Company will be unable to collect all contractually required payments are classified as purchased credit impaired (“PCI”) investments. For each investment, the excess of the cash flows expected to be collected as of the acquisition date over its acquisition date fair value is referred to as the accretable yield and is recognized as net investment income on an effective yield basis. If subsequently, based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected to be collected, the accretable yield is adjusted prospectively. The excess of the contractually required payments (including interest) as of the acquisition date over the cash flows expected to be collected as of the acquisition date is referred to as the nonaccretable difference, and this amount is not expected to be realized as net investment income. Decreases in cash flows expected to be collected can result in OTTI.

The Company’s PCI fixed maturity securities were as follows as of:

	December 31,
	2016	2015
	(In millions)
Outstanding principal and interest balance (1)	$1,497	$1,281
Carrying value (2)	$1,142	$952

(1)	Represents the contractually required payments, which is the sum of contractual principal, whether or not currently due, and accrued interest.
(2)	Estimated fair value plus accrued interest.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

The following table presents information about PCI fixed maturity securities acquired during the periods indicated:

	Years Ended December 31,
	2016	2015
	(In millions)
Contractually required payments (including interest)	$567	$797
Cash flows expected to be collected (1)	$490	$709
Fair value of investments acquired	$347	$520

(1)	Represents undiscounted principal and interest cash flow expectations, at the date of acquisition.

The following table presents activity for the accretable yield on PCI fixed maturity securities for:

	Years Ended December 31,
	2016	2015
	(In millions)
Accretable yield, January 1,	$420	$269
Investments purchased	143	189
Accretion recognized in earnings	(68)	(51)
Disposals	(13)	(8)
Reclassification (to) from nonaccretable difference	(53)	21

Accretable yield, December 31,	$429	$420

Collectively Significant Equity Method Investments

The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds. The portion of these investments accounted for under the equity method had a carrying value of $1.9 billion as of December 31, 2016. The Company’s maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $1.1 billion as of December 31, 2016. Except for certain real estate joint ventures, the Company’s investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company’s combined pre-tax income (loss) for two of the three most recent annual periods: 2015 and 2014. This aggregated summarized financial data does not represent the Company’s proportionate share of the assets, liabilities, or earnings of such entities.

The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for, the years ended December 31, 2016, 2015 and 2014. Aggregate total assets of these entities totaled $285.3 billion and $288.9 billion as of December 31, 2016 and 2015, respectively. Aggregate total liabilities of these entities totaled $26.4 billion and $41.3 billion as of December 31, 2016 and 2015, respectively. Aggregate net income (loss) of these entities totaled $21.3 billion, $13.7 billion and $25.1 billion for the years ended December 31, 2016, 2015 and 2014, respectively. Aggregate net income (loss) from the underlying entities

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

The Company has invested in certain entities (including CSEs) that are VIEs. In certain instances, the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity and, as such, is deemed to be the primary beneficiary or consolidator of the entity.

The determination of the VIE’s primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party’s relationship with or involvement in the entity, an estimate of the entity’s expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity.

Consolidated VIEs

Creditors or beneficial interest holders of VIEs where the Company is the primary beneficiary have no recourse to the general credit of the Company, as the Company’s obligation to the VIEs is limited to the amount of its committed investment.

The following table presents the total assets and total liabilities relating to VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated as of December 31, 2016 and 2015.

	December 31,
	2016		2015
	Total Assets	Total Liabilities	Total Assets	Total Liabilities
	(In millions)
MRSC (collateral financing arrangement (primarily securities)) (1)	$3,422	$—	$3,374	$—
CSEs (assets (primarily loans) and liabilities (primarily debt)) (2)	137	24	173	49

Total	$3,559	$24	$3,547	$49

(1)	See Note 12 for a description of the MRSC collateral financing arrangement.
(2)	The Company consolidates entities that are structured as CMBS. The assets of these entities can only be used to settle their respective liabilities, and under no circumstances is the Company liable for any principal or interest shortfalls should any arise. The Company’s exposure was limited to that of its remaining investment in these entities of $95 million and $105 million at estimated fair value as of December 31, 2016 and 2015, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Unconsolidated VIEs

The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows as of:

	December 31,
	2016		2015
	Carrying Amount	Maximum Exposure to Loss (1)	Carrying Amount	Maximum Exposure to Loss (1)
	(In millions)
Fixed maturity securities AFS:
Structured Securities (2)	$13,062	$13,062	$17,712	$17,712
U.S. and foreign corporate	518	518	615	615
Other limited partnership interests	1,495	2,292	1,371	1,652
Other investments (3)	90	101	92	100

Total	$15,165	$15,973	$19,790	$20,079

(1)	The maximum exposure to loss relating to fixed maturity and equity securities AFS is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests and real estate joint ventures is equal to the carrying amounts plus any unfunded commitments. For certain of its investments in other invested assets, the Company’s return is in the form of income tax credits which are guaranteed by creditworthy third parties. For such investments, the maximum exposure to loss is equal to the carrying amounts plus any unfunded commitments, reduced by income tax credits guaranteed by third parties. The income tax credits guaranteed by third parties was $0 and less than $1 million at December 31, 2016 and 2015, respectively. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.
(2)	For these variable interests, the Company’s involvement is limited to that of a passive investor in mortgage-backed or asset-backed securities issued by trusts that do not have substantial equity.
(3)	Other investments is comprised of real estate joint ventures, other invested assets and non-redeemable preferred stock.

As described in Note 16, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2016, 2015 and 2014.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Net Investment Income

The components of net investment income were as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Investment income:
Fixed maturity securities	$2,642	$2,478	$2,346
Equity securities	19	19	17
Mortgage loans	401	373	350
Policy loans	78	78	82
Real estate and real estate joint ventures	32	108	80
Other limited partnership interests	163	134	267
Cash, cash equivalents and short-term investments	20	9	5
Other	16	12	7

Subtotal	3,371	3,211	3,154
Less: Investment expenses	176	128	113

Subtotal, net	3,195	3,083	3,041
FVO CSEs—interest income—commercial mortgage loans	12	16	49

Net investment income	$3,207	$3,099	$3,090

See “— Variable Interest Entities” for discussion of CSEs.

See “— Related Party Investment Transactions” for discussion of affiliated net investment income and investment expenses.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Net Investment Gains (Losses)

Components of Net Investment Gains (Losses)

The components of net investment gains (losses) were as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Total gains (losses) on fixed maturity securities:
Total OTTI losses recognized — by sector and industry:
U.S. and foreign corporate securities — by industry:
Industrial	$(16)	$(3)	$—
Consumer	—	(8)	(2)
Utility	—	(6)	—
Transportation	—	—	(2)

Total U.S. and foreign corporate securities	(16)	(17)	(4)
RMBS	(6)	(14)	(10)

OTTI losses on fixed maturity securities recognized in earnings	(22)	(31)	(14)
Fixed maturity securities — net gains (losses) on sales and disposals	(40)	(59)	5

Total gains (losses) on fixed maturity securities	(62)	(90)	(9)

Total gains (losses) on equity securities:
Total OTTI losses recognized — by sector:
Common stock	(1)	(3)	(7)
Non-redeemable preferred stock	(1)	—	(8)

OTTI losses on equity securities recognized in earnings	(2)	(3)	(15)
Equity securities — net gains (losses) on sales and disposals	10	18	14

Total gains (losses) on equity securities	8	15	(1)

Mortgage loans	6	(11)	18
Real estate and real estate joint ventures	(34)	98	(4)
Other limited partnership interests	(7)	(1)	(9)
Other	11	—	42

Subtotal	(78)	11	37

FVO CSEs:
Commercial mortgage loans	(2)	(7)	(13)
Long-term debt — related to commercial mortgage loans	1	4	19
Non-investment portfolio gains (losses) (1)	1	(1)	(478)

Subtotal	—	(4)	(472)

Total net investment gains (losses)	$(78)	$7	$(435)

(1)	Non-investment portfolio gains (losses) for the year ended December 31, 2014 includes a loss of $549 million related to the disposition of MAL as more fully described in Note 3.

See “— Variable Interest Entities” for discussion of CSEs.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

See “— Related Party Investment Transactions” for discussion of affiliated net investment gains (losses) related to transfers of invested assets to affiliates.

Gains (losses) from foreign currency transactions included within net investment gains (losses) were $8 million, ($5) million and $66 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

Investment gains and losses on sales of securities are determined on a specific identification basis. Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) were as shown in the table below.

	Years Ended December 31,
	2016	2015	2014	2016	2015	2014
	Fixed Maturity Securities			Equity Securities
	(In millions)
Proceeds	$39,800	$32,524	$17,332	$48	$80	$57

Gross investment gains	$266	$190	$99	$10	$26	$15
Gross investment losses	(306)	(249)	(94)	—	(8)	(1)
OTTI losses	(22)	(31)	(14)	(2)	(3)	(15)

Net investment gains (losses)	$(62)	$(90)	$(9)	$8	$15	$(1)

Credit Loss Roll-forward

The table below presents a roll-forward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

	Years Ended December 31,
	2016	2015
	(In millions)
Balance as of January 1,	$66	$67
Additions:
Initial impairments — credit loss OTTI on securities not previously impaired	—	6
Additional impairments — credit loss OTTI on securities previously impaired	5	11
Reductions:
Sales (maturities, pay downs or prepayments) of securities previously impaired as credit loss OTTI	(42)	(16)
Increase in cash flows — accretion of previous credit loss OTTI	(1)	(2)

Balance as of December 31,	$28	$66

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

Related Party Investment Transactions

The Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Estimated fair value of invested assets transferred to affiliates	$1,517	$185	$1,441
Amortized cost of invested assets transferred to affiliates	$1,419	$169	$1,362
Net investment gains (losses) recognized on transfers	$27	$16	$79
Change in shareholder’s net investment recognized on transfers	$71	$—	$—
Estimated fair value of invested assets transferred from affiliates	$5,582	$928	$132

In April 2016 and in November 2016, the Company received transfers of investments and cash and cash equivalents totaling $5.2 billion for the recapture of risks related to certain single premium deferred annuity contracts previously reinsured to MLIC, an affiliate, which are included in the table above. See Note 6 for additional information related to these transfers.

In July 2014, the Company sold affiliated loans to affiliates, which were included in the table above, at an estimated fair value totaling $520 million and a $45 million gain was recognized in net investment gains (losses). Net investment income from these affiliated loans was $13 million for the year ended December 31, 2014.

The Company had affiliated loans outstanding to wholly owned real estate subsidiaries of MLIC, which were included in mortgage loans, with a carrying value of $242 million as of December 31, 2014. In August 2015 and November 2014, one affiliated loan with a carrying value of $132 million and two affiliated loans with a total carrying value of $120 million were repaid in cash prior to maturity. The remaining loan with a carrying value of $110 million was repaid in cash upon maturity on December 31, 2015. These affiliated loans were secured by interests in the real estate subsidiaries, which owned operating real estate with an estimated fair value in excess of the affiliated loans. Net investment income and mortgage loan prepayment income earned from these affiliated loans was $39 million and $34 million for the years ended December 31, 2015 and 2014, respectively.

The Company had loans outstanding to affiliates, which were included in other invested assets, totaling $1.1 billion and $1.2 billion as of December 31, 2016 and 2015, respectively. Two loans totaling $1.1 billion as of both December 31, 2016 and 2015, were outstanding to MetLife, Inc., which bear interest at fixed rates of 4.21% and 5.10%, payable semiannually, and are due on September 30, 2032 and December 31, 2033, respectively. See also Note 11 for the related surplus notes payable totaling $1.1 billion. In addition, the Company had affiliated loans outstanding to an investment subsidiary of MLIC totaling $50 million as of December 31, 2015 with interest rates ranging from 1.55% to 2.39% and scheduled maturity dates from October 2021 to June 2022. In March 2016, the loans outstanding to an investment subsidiary of MLIC were repaid in cash prior to maturity. Net investment income from these affiliated loans was $51 million and $52 million for the years ended December 31, 2016 and 2015.

The Company had an investment in an affiliated money market pool of $43 million as of December 31, 2015, which is included in short-term investments. The Company had no investment in this affiliated money market pool as of December 31, 2016. Net investment income from this affiliated money market pool investment was less than $1 million for each of the years ended December 31, 2016, 2015 and 2014.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

7. Investments (continued)

The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $100 million, $81 million, and $72 million for the years ended December 31, 2016, 2015 and 2014, respectively.

See “—Mortgage Loans—Mortgage Loans by Portfolio Segment” for discussion of mortgage loan participation agreements with affiliate.

8. Derivatives

Accounting for Derivatives

See Note 1 for a description of the Company’s accounting policies for derivatives and Note 9 for information about the fair value hierarchy for derivatives.

Derivative Strategies

The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

Derivatives are financial instruments with values derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter (“OTC”) market. Certain of the Company’s OTC derivatives are cleared and settled through central clearing counterparties (“OTC-cleared”), while others are bilateral contracts between two counterparties (“OTC-bilateral”). The types of derivatives the Company uses include swaps, forwards, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash markets.

Interest Rate Derivatives

The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, interest rate total return swaps, caps, floors, swaptions, futures and forwards.

Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value, cash flow and nonqualifying hedging relationships.

Interest rate total return swaps are swaps whereby the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and the London Interbank Offered Rate (“LIBOR”), calculated by reference to an agreed notional amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made by the counterparty at each due date. Interest rate total return swaps are used by the Company to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). The Company utilizes interest rate total return swaps in nonqualifying hedging relationships.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in nonqualifying hedging relationships.

In exchange-traded interest rate (Treasury and swap) futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of interest rate securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded interest rate (Treasury and swap) futures are used primarily to hedge mismatches between the duration of assets in a portfolio and the duration of liabilities supported by those assets, to hedge against changes in value of securities the Company owns or anticipates acquiring, to hedge against changes in interest rates on anticipated liability issuances by replicating Treasury or swap curve performance, and to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. The Company utilizes exchange-traded interest rate futures in nonqualifying hedging relationships.

Swaptions are used by the Company to hedge interest rate risk associated with the Company’s long-term liabilities and invested assets. A swaption is an option to enter into a swap with a forward starting effective date. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. The Company pays a premium for purchased swaptions and receives a premium for written swaptions. The Company utilizes swaptions in nonqualifying hedging relationships. Swaptions are included in interest rate options.

The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow hedging relationships.

Foreign Currency Exchange Rate Derivatives

The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and nonqualifying hedging relationships.

To a lesser extent, the Company uses foreign currency forwards in nonqualifying hedging relationships.

Credit Derivatives

The Company enters into purchased credit default swaps to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional amount in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, involuntary restructuring or governmental intervention. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. (“ISDA”) deems that a credit event has occurred. The Company utilizes credit default swaps in nonqualifying hedging relationships.

The Company enters into written credit default swaps to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments, such as U.S. government and agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

To a lesser extent, the Company uses credit forwards to lock in the price to be paid for forward purchases of certain securities. When the primary purpose of entering into these transactions is to hedge against the risk of changes in purchase price due to changes in credit spreads, the Company designates these transactions as credit forwards. The Company utilizes credit forwards in cash flow hedging relationships.

Equity Derivatives

The Company uses a variety of equity derivatives to reduce its exposure to equity market risk, including equity index options, equity variance swaps, exchange-traded equity futures and equity total return swaps.

Equity index options are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. To hedge against adverse changes in equity indices, the Company enters into contracts to sell the equity index within a limited time at a contracted price. The contracts will be net settled in cash based on differentials in the indices at the time of exercise and the strike price. Certain of these contracts may also contain settlement provisions linked to interest rates. In certain instances, the Company may enter into a combination of transactions to hedge adverse changes in equity indices within a pre-determined range through the purchase and sale of options. The Company utilizes equity index options in nonqualifying hedging relationships.

Equity variance swaps are used by the Company primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. In an equity variance swap, the Company agrees with another party to exchange amounts in the future, based on changes in equity volatility over a defined period. The Company utilizes equity variance swaps in nonqualifying hedging relationships.

In exchange-traded equity futures transactions, the Company agrees to purchase or sell a specified number of contracts, the value of which is determined by the different classes of equity securities, and to post variation margin on a daily basis in an amount equal to the difference in the daily market values of those contracts. The Company enters into exchange-traded futures with regulated futures commission merchants that are members of the exchange. Exchange-traded equity futures are used primarily to hedge minimum guarantees embedded in certain variable annuity products offered by the Company. The Company utilizes exchange-traded equity futures in nonqualifying hedging relationships.

In an equity total return swap, the Company agrees with another party to exchange, at specified intervals, the difference between the economic risk and reward of an asset or a market index and LIBOR, calculated by

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

reference to an agreed notional amount. No cash is exchanged at the outset of the contract. Cash is paid and received over the life of the contract based on the terms of the swap. The Company uses equity total return swaps to hedge its equity market guarantees in certain of its insurance products. Equity total return swaps can be used as hedges or to synthetically create investments. The Company utilizes equity total return swaps in nonqualifying hedging relationships.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

Primary Risks Managed by Derivatives

The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company’s derivatives, excluding embedded derivatives, held as of:

	Primary Underlying Risk Exposure	December 31,
		2016			2015
		Gross Notional Amount	Estimated Fair Value		Gross Notional Amount	Estimated Fair Value
			Assets	Liabilities		Assets	Liabilities
		(In millions)
Derivatives Designated as Hedging Instruments:
Fair value hedges:
Interest rate swaps	Interest rate	$310	$41	$—	$420	$38	$1

Cash flow hedges:
Interest rate swaps	Interest rate	45	7	—	230	60	—
Interest rate forwards	Interest rate	—	—	—	35	8	—
Foreign currency swaps	Foreign currency exchange rate	1,493	202	11	1,054	146	3

Subtotal		1,538	209	11	1,319	214	3

Total qualifying hedges		1,848	250	11	1,739	252	4

Derivatives Not Designated or Not Qualifying as Hedging Instruments:
Interest rate swaps	Interest rate	28,175	1,928	1,687	23,086	1,802	638
Interest rate floors	Interest rate	2,100	6	2	7,036	33	24
Interest rate caps	Interest rate	12,042	25	—	13,792	38	—
Interest rate futures	Interest rate	1,288	9	—	630	2	—
Interest rate options	Interest rate	15,520	136	—	18,620	472	5
Interest rate total return swaps	Interest rate	3,876	—	611	48	2	—
Foreign currency swaps	Foreign currency exchange rate	1,261	155	4	682	79	—
Foreign currency forwards	Foreign currency exchange rate	158	9	—	185	4	1
Credit default swaps —purchased	Credit	37	—	—	24	—	—
Credit default swaps — written	Credit	1,913	28	—	2,126	13	1
Equity futures	Equity market	8,037	38	—	3,669	37	—
Equity index options	Equity market	37,501	897	934	44,035	1,032	626
Equity variance swaps	Equity market	14,894	140	517	14,866	120	434
Equity total return swaps	Equity market	2,855	1	117	2,814	31	49

Total non-designated or nonqualifying derivatives		129,657	3,372	3,872	131,613	3,665	1,778

Total		$131,505	$3,622	$3,883	$133,352	$3,917	$1,782

Based on gross notional amounts, a substantial portion of the Company’s derivatives was not designated or did not qualify as part of a hedging relationship as of both December 31, 2016 and 2015. The Company’s use of derivatives includes (i) derivatives that serve as portfolio hedges of the Company’s exposure to various risks and

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

that generally do not qualify for hedge accounting due to the criteria required under the portfolio hedging rules; (ii) derivatives that economically hedge insurance liabilities that contain mortality or morbidity risk and that generally do not qualify for hedge accounting because the lack of these risks in the derivatives cannot support an expectation of a highly effective hedging relationship; (iii) derivatives that economically hedge embedded derivatives that do not qualify for hedge accounting because the changes in estimated fair value of the embedded derivatives are already recorded in net income; and (iv) written credit default swaps that are used to synthetically create credit investments and that do not qualify for hedge accounting because they do not involve a hedging relationship. For these nonqualified derivatives, changes in market factors can lead to the recognition of fair value changes on the statement of operations without an offsetting gain or loss recognized in earnings for the item being hedged.

Net Derivative Gains (Losses)

The components of net derivative gains (losses) were as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Freestanding derivatives and hedging gains (losses) (1)	$(4,027)	$(151)	$873
Embedded derivatives gains (losses)	(1,824)	(175)	(450)

Total net derivative gains (losses)	$(5,851)	$(326)	$423

(1)	Includes foreign currency transaction gains (losses) on hedged items in cash flow and nonqualifying hedging relationships, which are not presented elsewhere in this note.

The following table presents earned income on derivatives:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Qualifying hedges:
Net investment income	$21	$13	$6
Interest credited to policyholder account balances	—	(2)	(2)
Nonqualifying hedges:
Net derivative gains (losses)	461	361	274
Policyholder benefits and claims	15	14	32

Total	$497	$386	$310

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

Nonqualifying Derivatives and Derivatives for Purposes Other Than Hedging

The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or not qualifying as hedging instruments:

	Net Derivative Gains (Losses)	Net Investment Income (1)	Policyholder Benefits and Claims (2)
	(In millions)
Year Ended December 31, 2016
Interest rate derivatives	$(2,872)	$—	$(4)
Foreign currency exchange rate derivatives	76	—	—
Credit derivatives—purchased	—	—	—
Credit derivatives—written	10	—	—
Equity derivatives	(1,724)	(6)	(320)

Total	$(4,510)	$(6)	$(324)

Year Ended December 31, 2015
Interest rate derivatives	$(67)	$—	$5
Foreign currency exchange rate derivatives	45	—	—
Credit derivatives—purchased	—	—	—
Credit derivatives—written	(14)	—	—
Equity derivatives	(476)	(4)	(25)

Total	$(512)	$(4)	$(20)

Year Ended December 31, 2014
Interest rate derivatives	$1,174	$—	$43
Foreign currency exchange rate derivatives	7	—	—
Credit derivatives—purchased	(22)	—	—
Credit derivatives—written	18	—	—
Equity derivatives	(591)	(8)	(279)

Total	$586	$(8)	$(236)

(1)	Changes in estimated fair value related to economic hedges of equity method investments in joint ventures.
(2)	Changes in estimated fair value related to economic hedges of variable annuity guarantees included in future policy benefits.

Fair Value Hedges

The Company designates and accounts for interest rate swaps to convert fixed rate assets and liabilities to floating rate assets and liabilities as fair value hedges when they have met the requirements of fair value hedging.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

The Company recognizes gains and losses on derivatives and the related hedged items in fair value hedges within net derivative gains (losses). The following table presents the amount of such net derivative gains (losses):

Derivatives in Fair Value Hedging Relationships	Hedged Items in Fair Value Hedging Relationships	Net Derivative Gains (Losses) Recognized for Derivatives	Net Derivative Gains (Losses) Recognized for Hedged Items	Ineffectiveness Recognized in Net Derivative Gains (Losses)
		(In millions)
Year Ended December 31, 2016
Interest rate swaps:	Fixed maturity securities	$1	$(1)	$—
	Policyholder liabilities (1)	—	—	—

Total		$1	$(1)	$—

Year Ended December 31, 2015
Interest rate swaps:	Fixed maturity securities	$1	$1	$2
	Policyholder liabilities (1)	2	(2)	—

Total		$3	$(1)	$2

Year Ended December 31, 2014
Interest rate swaps:	Fixed maturity securities	$1	$(1)	$—
	Policyholder liabilities (1)	32	(31)	1

Total		$33	$(32)	$1

(1)	Fixed rate liabilities reported in policyholder account balances or future policy benefits.

All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) interest rate swaps to convert floating rate assets and liabilities to fixed rate assets and liabilities; (ii) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets and liabilities; (iii) interest rate forwards and credit forwards to lock in the price to be paid for forward purchases of investments; and (iv) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments.

In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified amounts from AOCI into net derivative gains (losses). These amounts were $1 million and $3 million for the years ended December 31, 2016 and 2015, respectively. These amounts were not significant for the year ended December 31, 2014.

As of December 31, 2016 and 2015, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed three years and four years, respectively.

As of December 31, 2016 and 2015, the balance in AOCI associated with cash flow hedges was $414 million and $388 million, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

The following table presents the effects of derivatives in cash flow hedging relationships on the combined statements of operations and the combined statements of shareholder’s net investment:

Derivatives in Cash Flow Hedging Relationships	Amount of Gains (Losses) Deferred in AOCI on Derivatives	Amount and Location of Gains (Losses) Reclassified from AOCI into Income (Loss)		Amount and Location of Gains (Losses) Recognized in Income (Loss) on Derivatives
	(Effective Portion)	(Effective Portion)		(Ineffective Portion)
		Net Derivative Gains (Losses)	Net Investment Income	Net Derivative Gains (Losses)
	(In millions)
Year Ended December 31, 2016
Interest rate swaps	$24	$33	$3	$—
Interest rate forwards	4	2	2	—
Foreign currency swaps	43	5	—	—
Credit forwards	—	—	—	—

Total	$71	$40	$5	$—

Year Ended December 31, 2015
Interest rate swaps	$15	$1	$1	$1
Interest rate forwards	2	2	2	—
Foreign currency swaps	85	—	—	—
Credit forwards	—	—	1	—

Total	$102	$3	$4	$1

Year Ended December 31, 2014
Interest rate swaps	$131	$1	$1	$—
Interest rate forwards	55	1	1	—
Foreign currency swaps	66	(6)	—	—
Credit forwards	—	—	—	—

Total	$252	$(4)	$2	$—

All components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

As of December 31, 2016, the Company expects to reclassify $43 million of deferred net gains (losses) on derivatives in AOCI to earnings within the next 12 months.

Credit Derivatives

In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the nonqualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company’s maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $1.9 billion and $2.1 billion as of December 31, 2016 and 2015, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current estimated fair value of the credit default swaps. As of December 31, 2016 and 2015, the Company would have received $28 million and $12 million, respectively, to terminate all of these contracts.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps as of:

	December 31,
	2016			2015
Rating Agency Designation of Referenced Credit Obligations (1)	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)	Estimated Fair Value of Credit Default Swaps	Maximum Amount of Future Payments under Credit Default Swaps	Weighted Average Years to Maturity (2)
	(Dollars in millions)
Aaa/Aa/A
Single name credit default swaps (3)	$—	$45	2.2	$1	$207	1.5
Credit default swaps referencing indices	8	433	3.7	1	219	4.0

Subtotal	8	478	3.6	2	426	2.8

Baa
Single name credit default swaps (3)	2	180	1.6	2	409	1.6
Credit default swaps referencing indices	18	1,235	4.8	8	1,244	4.8

Subtotal	20	1,415	4.4	10	1,653	4.0

Ba
Single name credit default swaps (3)	—	20	2.7	—	—	0.0
Credit default swaps referencing indices	—	—	0.0	—	—	0.0

Subtotal	—	20	2.7	—	—	0.0

B
Single name credit default swaps (3)	—	—	0.0	—	—	0.0
Credit default swaps referencing indices	—	—	0.0	—	47	5.0

Subtotal	—	—	0.0	—	47	5.0

Total	$28	$1,913	4.2	$12	$2,126	3.8

(1)	The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody’s Investors Service (“Moody’s”), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.
(2)	The weighted average years to maturity of the credit default swaps is calculated based on weighted average gross notional amounts.
(3)	Single name credit default swaps may be referenced to the credit of corporations, foreign governments, or state and political subdivisions.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

Credit Risk on Freestanding Derivatives

The Company may be exposed to credit-related losses in the event of nonperformance by its counterparties to derivatives. Generally, the current credit exposure of the Company’s derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of master netting or similar agreements and any collateral received pursuant to such agreements.

The Company manages its credit risk related to derivatives by entering into transactions with creditworthy counterparties and establishing and monitoring exposure limits. The Company’s OTC-bilateral derivative transactions are generally governed by ISDA Master Agreements which provide for legally enforceable set-off and close-out netting of exposures to specific counterparties in the event of early termination of a transaction, which includes, but is not limited to, events of default and bankruptcy. In the event of an early termination, the Company is permitted to set off receivables from the counterparty against payables to the same counterparty arising out of all included transactions. Substantially all of the Company’s ISDA Master Agreements also include Credit Support Annex provisions which require both the pledging and accepting of collateral in connection with its OTC-bilateral derivatives.

The Company’s OTC-cleared derivatives are effected through central clearing counterparties and its exchange-traded derivatives are effected through regulated exchanges. Such positions are marked to market and margined on a daily basis (both initial margin and variation margin), and the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives.

See Note 9 for a description of the impact of credit risk on the valuation of derivatives.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

The estimated fair values of the Company’s net derivative assets and net derivative liabilities after the application of master netting agreements and collateral were as follows as of:

	December 31,
	2016		2015
Derivatives Subject to a Master Netting Arrangement or a Similar Arrangement	Assets	Liabilities	Assets	Liabilities
	(In millions)
Gross estimated fair value of derivatives:
OTC-bilateral (1)	$3,411	$2,929	$3,894	$1,725
OTC-cleared (1)	268	905	78	78
Exchange-traded	47	—	39	—

Total gross estimated fair value of derivatives (1)	3,726	3,834	4,011	1,803
Amounts offset on the combined balance sheets	—	—	—	—

Estimated fair value of derivatives presented on the combined balance sheets (1)	3,726	3,834	4,011	1,803
Gross amounts not offset on the combined balance sheets:
Gross estimated fair value of derivatives: (2)
OTC-bilateral	(2,231)	(2,231)	(1,577)	(1,577)
OTC-cleared	(165)	(165)	(70)	(70)
Exchange-traded	—	—	—	—
Cash collateral: (3), (4)
OTC-bilateral	(653)	—	(1,624)	—
OTC-cleared	(92)	(740)	(8)	(8)
Exchange-traded	—	—	—	—
Securities collateral: (5)
OTC-bilateral	(429)	(698)	(554)	(148)
OTC-cleared	—	—	—	—
Exchange-traded	—	—	—	—

Net amount after application of master netting agreements and collateral	$156	$—	$178	$—

(1)	As of December 31, 2016 and 2015, derivative assets included income or (expense) accruals reported in accrued investment income or in other liabilities of $104 million and $94 million, respectively. As of both December 31, 2016 and 2015, derivative liabilities included (income) or expense accruals reported in accrued investment income or in other liabilities of ($49) million and $21 million respectively.
(2)	Estimated fair value of derivatives is limited to the amount that is subject to set-off and includes income or expense accruals.
(3)	Cash collateral received by the Company for OTC-bilateral and OTC-cleared derivatives is included in cash and cash equivalents, short-term investments or in fixed maturity securities, and the obligation to return it is included in payables for collateral under securities loaned and other transactions on the balance sheet.
(4)	The receivable for the return of cash collateral provided by the Company is inclusive of initial margin on exchange-traded and OTC-cleared derivatives and is included in premiums, reinsurance and other receivables on the balance sheet. The amount of cash collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements. As of December 31, 2016 and 2015, the Company received excess cash collateral of $4 million and $1 million, respectively, and provided excess cash collateral of $25 million and $62 million, respectively, which is not included in the table above due to the foregoing limitation.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

(5)	Securities collateral received by the Company is held in separate custodial accounts and is not recorded on the balance sheet. Subject to certain constraints, the Company is permitted by contract to sell or re-pledge this collateral, but as of December 31, 2016, none of the collateral had been sold or re-pledged. Securities collateral pledged by the Company is reported in fixed maturity securities on the balance sheet. Subject to certain constraints, the counterparties are permitted by contract to sell or re-pledge this collateral. The amount of securities collateral offset in the table above is limited to the net estimated fair value of derivatives after application of netting agreements and cash collateral. As of December 31, 2016 and 2015, the Company received excess securities collateral with an estimated fair value of $135 million and $0, respectively, for its OTC-bilateral derivatives, which are not included in the table above due to the foregoing limitation. As of December 31, 2016 and 2015, the Company provided excess securities collateral with an estimated fair value of $108 million and $36 million, respectively, for its OTC-bilateral derivatives, $630 million and $35 million, respectively, for its OTC-cleared derivatives, and $453 million and $156 million, respectively, for its exchange-traded derivatives, which are not included in the table above due to the foregoing limitation.

The Company’s collateral arrangements for its OTC-bilateral derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the amount owed by that counterparty reaches a minimum transfer amount. A small number of these arrangements also include credit-contingent provisions that include a threshold above which collateral must be posted. Such agreements provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the credit ratings of the Company and/or the counterparty. In addition, the Company’s netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade financial strength or credit rating from each of Moody’s and S&P. If a party’s financial strength or credit ratings were to fall below that specific investment grade financial strength or credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party’s reasonable valuation of the derivatives.

The following table presents the estimated fair value of the Company’s OTC-bilateral derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The Company’s collateral agreements require both parties to be fully collateralized, as such, the Company would not be required to post additional collateral as a result of a downgrade in its financial strength rating. OTC-bilateral derivatives that are not subject to collateral agreements are excluded from this table.

	December 31,
	2016	2015
	(In millions)
Estimated Fair Value of Derivatives in a Net Liability Position (1)	$698	$148
Estimated Fair Value of Collateral Provided:
Fixed maturity securities	$777	$179
Cash	$—	$—

(1)	After taking into consideration the existence of netting agreements.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

8. Derivatives (continued)

Embedded Derivatives

The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs; affiliated assumed reinsurance of guaranteed minimum benefits related to GMWBs and certain GMIBs; fixed annuities with equity indexed returns; and certain debt and equity securities.

The following table presents the estimated fair value and balance sheet location of the Company’s embedded derivatives that have been separated from their host contracts as of:

		December 31,
	Balance Sheet Location	2016	2015
		(In millions)
Embedded derivatives within asset host contracts:
Ceded guaranteed minimum benefits	Premiums, reinsurance and other receivables	$628	$566
Funds withheld on assumed reinsurance	Other invested assets	—	35
Options embedded in debt or equity securities	Investments	(49)	(63)

Embedded derivatives within asset host contracts		$579	$538

Embedded derivatives within liability host contracts:
Direct guaranteed minimum benefits	Policyholder account balances	$2,359	$135
Assumed guaranteed minimum benefits	Policyholder account balances	460	428
Fixed annuities with equity indexed returns	Policyholder account balances	192	6

Embedded derivatives within liability host contracts		$3,011	$569

The following table presents changes in estimated fair value related to embedded derivatives:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Net derivative gains (losses) (1), (2)	$(1,824)	$(175)	$(450)
Policyholder benefits and claims	$(4)	$21	$87

(1)	The valuation of direct and assumed guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were $246 million, $26 million and $62 million for the years ended December 31, 2016, 2015 and 2014, respectively. In addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment were ($22) million, ($5) million and ($4) million for the years ended December 31, 2016, 2015 and 2014, respectively.
(2)	See Note 6 for discussion of affiliated net derivative gains (losses).

9. Fair Value

When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The Company determines the most

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company’s ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

Recurring Fair Value Measurements

The assets and liabilities measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy, including those items for which the Company has elected the FVO, are presented below.

	December 31, 2016
	Fair Value Hierarchy			Total Estimated Fair Value
	Level 1	Level 2	Level 3
	(In millions)
Assets
Fixed maturity securities:
U.S. corporate	$—	$20,828	$1,483	$22,311
U.S. government and agency	6,210	6,880	—	13,090
RMBS	—	6,703	1,320	8,023
Foreign corporate	—	5,485	908	6,393
State and political subdivision	—	3,928	17	3,945
CMBS	—	3,645	167	3,812
ABS	—	2,428	224	2,652
Foreign government	—	1,162	—	1,162

Total fixed maturity securities	6,210	51,059	4,119	61,388

Equity securities	39	124	137	300
Short-term investments	718	568	2	1,288
Commercial mortgage loans held by CSEs—FVO	—	136	—	136
Loans to affiliates	—	1,090	—	1,090
Derivative assets: (1)
Interest rate	9	2,143	—	2,152
Foreign currency exchange rate	—	366	—	366
Credit	—	20	8	28
Equity market	38	859	179	1,076

Total derivative assets	47	3,388	187	3,622

Embedded derivatives within asset host contracts (2)	—	—	628	628
Separate account assets (3)	720	112,313	10	113,043

Total assets	$7,734	$168,678	$5,083	$181,495

Liabilities
Derivative liabilities: (1)
Interest rate	$—	$1,689	$611	$2,300
Foreign currency exchange rate	—	15	—	15
Equity market	—	1,038	530	1,568

Total derivative liabilities	—	2,742	1,141	3,883

Embedded derivatives within liability host contracts (2)	—	—	3,011	3,011
Long-term debt of CSEs—FVO	—	23	—	23

Total liabilities	$—	$2,765	$4,152	$6,917

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Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

	December 31, 2015
	Fair Value Hierarchy			Total Estimated Fair Value
	Level 1	Level 2	Level 3
	(In millions)
Assets
Fixed maturity securities:
U.S. corporate	$—	$19,513	$1,708	$21,221
U.S. government and agency	8,173	6,351	—	14,524
RMBS	—	8,579	1,365	9,944
Foreign corporate	—	5,010	777	5,787
State and political subdivision	—	3,618	13	3,631
CMBS	—	3,209	215	3,424
ABS	—	3,892	452	4,344
Foreign government	—	755	26	781

Total fixed maturity securities	8,173	50,927	4,556	63,656

Equity securities	44	316	97	457
Short-term investments (4)	74	1,703	47	1,824
Commercial mortgage loans held by CSEs—FVO	—	172	—	172
Loans to affiliates	—	1,178	—	1,178
Derivative assets: (1)
Interest rate	2	2,445	8	2,455
Foreign currency exchange rate	—	229	—	229
Credit	—	12	1	13
Equity market	37	968	215	1,220

Total derivative assets	39	3,654	224	3,917

Embedded derivatives within asset host contracts (2)	—	—	601	601
Separate account assets (3)	624	113,677	146	114,447

Total assets	$8,954	$171,627	$5,671	$186,252

Liabilities
Derivative liabilities: (1)
Interest rate	$—	$668	$—	$668
Foreign currency exchange rate	—	4	—	4
Credit	—	1	—	1
Equity market	—	653	456	1,109

Total derivative liabilities	—	1,326	456	1,782

Embedded derivatives within liability host contracts (2)	—	—	569	569
Long-term debt of CSEs—FVO	—	48	—	48

Total liabilities	$—	$1,374	$1,025	$2,399

(1)	Derivative assets are presented within other invested assets on the combined balance sheets and derivative liabilities are presented within other liabilities on the combined balance sheets. The amounts are presented gross in the tables above to reflect the presentation on the combined balance sheets, but are presented net for purposes of the roll-forward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

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Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

(2)	Embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables and other invested assets on the combined balance sheets. Embedded derivatives within liability host contracts are presented within policyholder account balances on the combined balance sheets. As of December 31, 2016 and 2015, debt and equity securities also included embedded derivatives of ($49) million and ($63) million, respectively.
(3)	Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.
(4)	Short-term investments as presented in the tables above differ from the amounts presented on the combined balance sheets because certain short-term investments are not measured at estimated fair value on a recurring basis.

The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

Investments

Valuation Controls and Procedures

On behalf of the Company and MetLife, Inc.’s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a quarterly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third-party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to the Audit Committee of MetLife, Inc.’s Board of Directors regarding compliance with fair value accounting standards.

The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management’s knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as “consensus pricing,” represent a reasonable estimate of fair value by considering such pricing relative to the Company’s knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent less than

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Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

1% of the total estimated fair value of fixed maturity securities and 5% of the total estimated fair value of Level 3 fixed maturity securities as of December 31, 2016.

The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management’s best estimate is used.

Securities, Short-term Investments, Loans to Affiliates and Long-term Debt of CSEs—FVO

When available, the estimated fair value of these financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company’s securities holdings and valuation of these securities does not involve management’s judgment.

When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management’s judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

The estimated fair value of loans to affiliates and long-term debt of CSEs—FVO is determined on a basis consistent with the methodologies described herein for securities.

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Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

The valuation of most instruments listed below is determined using independent pricing sources, matrix pricing, discounted cash flow methodologies or other similar techniques that use either observable market inputs or unobservable inputs.

Instrument	Level 2 Observable Inputs	Level 3 Unobservable Inputs
Fixed Maturity Securities
U.S. corporate and Foreign corporate securities

	Valuation Techniques: Principally the market and income approaches.	Valuation Techniques: Principally the market approach.

	Key Inputs:	Key Inputs:

•    quoted prices in markets that are not active

•    benchmark yields; spreads off benchmark yields; new issuances; issuer rating

•    trades of identical or comparable securities; duration

•    Privately-placed securities are valued using the additional key inputs:

•    market yield curve; call provisions

•    observable prices and spreads for similar public or private securities that incorporate the credit quality and industry sector of the issuer

•    delta spread adjustments to reflect specific credit-related issues

•    illiquidity premium

•    delta spread adjustments to reflect specific credit-related issues

•    credit spreads

•    quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2

•    independent non-binding broker quotations

U.S. government and agency, State and political subdivision and Foreign government securities

Valuation Techniques: Principally the market approach.

Key Inputs:

•    quoted prices in markets that are not active

•    benchmark U.S. Treasury yield or other yields

•    the spread off the U.S. Treasury yield curve for the identical security

•    issuer ratings and issuer spreads; broker-dealer quotes

•    comparable securities that are actively traded

Valuation Techniques: Principally the market approach.

Key Inputs:

•    independent non-binding broker quotations

•    quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2

•    credit spreads

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Instrument	Level 2 Observable Inputs	Level 3 Unobservable Inputs
Structured Securities

Valuation Techniques: Principally the market and income approaches.

Key Inputs:

•    quoted prices in markets that are not active

•    spreads for actively traded securities; spreads off benchmark yields

•    expected prepayment speeds and volumes

•    current and forecasted loss severity; ratings; geographic region

•    weighted average coupon and weighted average maturity

•    average delinquency rates; debt-service coverage ratios

•    issuance-specific information, including, but not limited to:

•    collateral type; structure of the security; vintage of the loans

•    payment terms of the underlying assets

•    payment priority within the tranche; deal performance

Valuation Techniques: Principally the market and income approaches.

Key Inputs:

•    credit spreads

•    quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2

•    independent non-binding broker quotations

Equity Securities
Valuation Techniques: Principally the market approach. Key Input: • quoted prices in markets that are not considered active

Valuation Techniques: Principally the market and income approaches.

Key Inputs:

•    credit ratings; issuance structures

•    quoted prices in markets that are not active for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2

•    independent non-binding broker quotations

Short-term investments and Loans to affiliates

•    Short-term investments and loans to affiliates are of a similar nature and class to the fixed maturity and equity securities described above; accordingly, the valuation techniques and observable inputs used in

•    Short-term investments are of a similar nature and class to the fixed maturity and equity securities described above; accordingly, the valuation techniques and unobservable inputs used in their valuation are also similar to those described above.

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9. Fair Value (continued)

Instrument	Level 2 Observable Inputs	Level 3 Unobservable Inputs
their valuation are also similar to those described above.
Commercial mortgage loans held by CSEs—FVO

Valuation Techniques: Principally the market approach.

Key Input:

•    quoted securitization market price of the obligations of the CSEs determined principally by independent pricing services using observable inputs

• N/A

Separate Account Assets (1)
Mutual funds without readily determinable fair values as prices are not published publicly
	Key Input: • quoted prices or reported NAV provided by the fund managers	• N/A

Other limited partnership interests
• N/A

Valuation Techniques: Valued giving consideration to the underlying holdings of the partnerships and by applying a premium or discount, if appropriate.

Key Inputs:

•    liquidity; bid/ask spreads; performance record of the fund manager

•    other relevant variables that may impact the exit value of the particular partnership interest

(1)	Estimated fair value equals carrying value, based on the value of the underlying assets, including: mutual fund interests, fixed maturity securities, equity securities, derivatives, other limited partnership interests, short-term investments and cash and cash equivalents. Fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents are similar in nature to the instruments described under “— Securities, Short-term Investments, Loans to Affiliates and Long-term Debt of CSEs —FVO” and “— Derivatives — Freestanding Derivatives.”

Derivatives

The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives, or through the use of pricing models for OTC-bilateral and OTC-cleared derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants

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9. Fair Value (continued)

would use when pricing such instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in “— Investments—Valuation Controls and Procedures.”

The significant inputs to the pricing models for most OTC-bilateral and OTC-cleared derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Certain OTC-bilateral and OTC-cleared derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

Most inputs for OTC-bilateral and OTC-cleared derivatives are mid-market inputs but, in certain cases, liquidity adjustments are made when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company’s derivatives and could materially affect net income.

The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC-bilateral and OTC-cleared derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its OTC-bilateral and OTC-cleared derivatives using standard swap curves which may include a spread to the risk-free rate, depending upon specific collateral arrangements. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with similar collateral arrangements. As the Company and its significant derivative counterparties generally execute trades at such pricing levels and hold sufficient collateral, additional credit risk adjustments are not currently required in the valuation process. The Company’s ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

Freestanding Derivatives

Level 2 Valuation Techniques and Key Inputs:

This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3.

Level 3 Valuation Techniques and Key Inputs:

These valuation methodologies generally use the same inputs as described in the corresponding sections for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

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Freestanding derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. Key inputs are as follows:

Instrument	Interest Rate	Foreign Currency Exchange Rate	Credit	Equity Market
Inputs common to Level 2 and Level 3 by instrument type	• swap yield curves • basis curves • interest rate volatility (1)	• swap yield curves • basis curves • currency spot rates • cross currency basis curves	• swap yield curves • credit curves • recovery rates	• swap yield curves • spot equity index levels • dividend yield curves • equity volatility (1)
Level 3	• swap yield curves (2) • basis curves (2) • repurchase rates	• N/A	• swap yield curves (2) • credit curves (2) • credit spreads • repurchase rates • independent non-binding broker quotations	• dividend yield curves (2) • equity volatility (1), (2) • correlation between model inputs (1)

(1)	Option-based only.
(2)	Extrapolation beyond the observable limits of the curve(s).

Embedded Derivatives

Embedded derivatives principally include certain direct, assumed and ceded variable annuity guarantees, equity or bond indexed crediting rates within certain annuity contracts, and those related to funds withheld on ceded reinsurance agreements. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and certain GMIBs contain embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within policyholder account balances on the combined balance sheets.

The Company’s actuarial department calculates the fair value of these embedded derivatives, which are estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk-free rates.

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9. Fair Value (continued)

Capital market assumptions, such as risk-free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife, Inc.’s debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries as compared to MetLife, Inc.

Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

The Company assumed from an affiliated insurance company the risk associated with certain GMIBs. These embedded derivatives are included in policyholder account balances on the combined balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on these assumed risks is determined using a methodology consistent with that described previously for the guarantees directly written by the Company.

The Company ceded to an affiliate the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to an affiliated company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables on the combined balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in “—Securities, Short-term Investments, Loans to Affiliates and Long-term Debt of CSEs—FVO.” The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities on the combined balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and

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market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

The Company issues certain annuity contracts which allow the policyholder to participate in returns from equity indices. These equity indexed features are embedded derivatives which are measured at estimated fair value separately from the host fixed annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within policyholder account balances on the combined balance sheets.

The estimated fair value of the embedded equity indexed derivatives, based on the present value of future equity returns to the policyholder using actuarial and present value assumptions including expectations concerning policyholder behavior, is calculated by the Company’s actuarial department. The calculation is based on in-force business and uses standard capital market techniques, such as Black-Scholes, to calculate the value of the portion of the embedded derivative for which the terms are set. The portion of the embedded derivative covering the period beyond where terms are set is calculated as the present value of amounts expected to be spent to provide equity indexed returns in those periods. The valuation of these embedded derivatives also includes the establishment of a risk margin, as well as changes in nonperformance risk.

Embedded Derivatives Within Asset and Liability Host Contracts

Level 3 Valuation Techniques and Key Inputs:

Direct and assumed guaranteed minimum benefits

These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curves, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curves and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

Reinsurance ceded on certain guaranteed minimum benefits

These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in “—Direct and assumed guaranteed minimum benefits” and also include counterparty credit spreads.

Transfers between Levels

Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

Transfers between Levels 1 and 2:

For assets and liabilities measured at estimated fair value and still held as of December 31, 2016 and 2015, transfers between Levels 1 and 2 were not significant.

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9. Fair Value (continued)

Transfers into or out of Level 3:

Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement, and the sensitivity of the estimated fair value to changes in those inputs, for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of:

					December 31, 2016		December 31, 2015		Impact of Increase in Input on Estimated Fair Value (2)
	Valuation Techniques		Significant Unobservable Inputs		Range	Weighted Average (1)	Range	Weighted Average (1)
Fixed maturity securities (3)
U.S. corporate and foreign corporate	•	Matrix pricing	•	Delta spread adjustments (4)			(65) - 240	48	Decrease
			•	Offered quotes (5)	18 - 138	104	96 - 100	98	Increase
	•	Market pricing	•	Quoted prices (5)	13 - 700	99	13 - 780	278	Increase
	•	Consensus pricing	•	Offered quotes (5)	37 - 109	85	68 - 100	86	Increase

RMBS	•	Market pricing	•	Quoted prices (5)	38 - 111	91	29 - 292	93	Increase (6)

ABS	•	Market pricing	•	Quoted prices (5)	94 - 106	100	97 - 103	100	Increase (6)
	•	Consensus pricing	•	Offered quotes (5)	98 - 100	99	66 - 105	99	Increase (6)

CMBS	•	Market pricing	•	Quoted prices (5)	20 - 104	104	60 - 104	103	Increase (6)

Derivatives
Interest rate	•	Present value techniques	•	Swap yield (7)			317 - 317		Increase (8)
			•	Repurchase rates (9)	(44) - 18				Decrease (8)

Credit	•	Present value techniques	•	Credit spreads (10)	97 - 98		— - —		Decrease (8)
	•	Consensus pricing	•	Offered quotes (11)

Equity market	•	Present value techniques or option pricing models	•	Volatility (12)	14% - 32%		17% - 36%		Increase (8)
			•	Correlation (13)	40% - 40%		70% - 70%

Embedded derivatives
Direct, assumed and ceded guaranteed minimum benefits	•	Option pricing techniques	•	Mortality rates:
				Ages 0 - 40	0% - 0.09%		0% - 0.09%		Decrease (14)
				Ages 41 - 60	0.04% - 0.65%		0.04% - 0.65%		Decrease (14)
				Ages 61 - 115	0.26% - 100%		0.26% - 100%		Decrease (14)
			•	Lapse rates:
				Durations 1 - 10	0.25% - 100%		0.25% - 100%		Decrease (15)
				Durations 11 - 20	2% - 100%		3% - 100%		Decrease (15)
				Durations 21 - 116	2% - 100%		3% - 100%		Decrease (15)
			•	Utilization rates	0% - 25%		0% - 25%		Increase (16)
			•	Withdrawal rates	0.25% - 10%		0.25% - 10%		(17)
			•	Long-term equity volatilities	17.40% - 25%		17.40% - 25%		Increase (18)
			•	Nonperformance risk spread	0.04% - 0.57%		0.04% - 0.52%		Decrease (19)

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9. Fair Value (continued)

(1)	The weighted average for fixed maturity securities is determined based on the estimated fair value of the securities.
(2)	The impact of a decrease in input would have the opposite impact on estimated fair value. For embedded derivatives, changes to direct and assumed guaranteed minimum benefits are based on liability positions; changes to ceded guaranteed minimum benefits are based on asset positions.
(3)	Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations.
(4)	Range and weighted average are presented in basis points.
(5)	Range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.
(6)	Changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.
(7)	Ranges represent the rates across different yield curves and are presented in basis points. The swap yield curves are utilized among different types of derivatives to project cash flows, as well as to discount future cash flows to present value. Since this valuation methodology uses a range of inputs across a yield curve to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.
(8)	Changes in estimated fair value are based on long U.S. dollar net asset positions and will be inversely impacted for short U.S. dollar net asset positions.
(9)	Ranges represent different repurchase rates utilized as components within the valuation methodology and are presented in basis points.
(10)	Represents the risk quoted in basis points of a credit default event on the underlying instrument. Credit derivatives with significant unobservable inputs are primarily comprised of written credit default swaps.
(11)	As of December 31, 2016 and 2015, independent non-binding broker quotations were used in the determination of 3% and less than 1% of the total net derivative estimated fair value, respectively.
(12)	Ranges represent the underlying equity volatility quoted in percentage points. Since this valuation methodology uses a range of inputs across multiple volatility surfaces to value the derivative, presenting a range is more representative of the unobservable input used in the valuation.
(13)	Ranges represent the different correlation factors utilized as components within the valuation methodology. Presenting a range of correlation factors is more representative of the unobservable input used in the valuation. Increases (decreases) in correlation in isolation will increase (decrease) the significance of the change in valuations.
(14)	Mortality rates vary by age and by demographic characteristics such as gender. Mortality rate assumptions are based on company experience. A mortality improvement assumption is also applied. For any given contract, mortality rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.
(15)	Base lapse rates are adjusted at the contract level based on a comparison of the actuarially calculated guaranteed values and the current policyholder account value, as well as other factors, such as the applicability of any surrender charges. A dynamic lapse function reduces the base lapse rate when the guaranteed amount is greater than the account value as in the money contracts are less likely to lapse. Lapse rates are also generally assumed to be lower in periods when a surrender charge applies. For any given contract, lapse rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.
(16)	The utilization rate assumption estimates the percentage of contract holders with a GMIB or lifetime withdrawal benefit who will elect to utilize the benefit upon becoming eligible. The rates may vary by the type of guarantee, the amount by which the guaranteed amount is greater than the account value, the contract’s withdrawal history and by the age of the policyholder. For any given contract, utilization rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.
(17)	The withdrawal rate represents the percentage of account balance that any given policyholder will elect to withdraw from the contract each year. The withdrawal rate assumption varies by age and duration of the contract, and also by other factors such as benefit type. For any given contract, withdrawal rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative. For GMWBs, any increase (decrease) in withdrawal rates results in an increase (decrease) in the estimated fair value of the guarantees. For GMABs and GMIBs, any increase (decrease) in withdrawal rates results in a decrease (increase) in the estimated fair value.
(18)	Long-term equity volatilities represent equity volatility beyond the period for which observable equity volatilities are available. For any given contract, long-term equity volatility rates vary throughout the period over which cash flows are projected for purposes of valuing the embedded derivative.
(19)	Nonperformance risk spread varies by duration and by currency. For any given contract, multiple nonperformance risk spreads will apply, depending on the duration of the cash flow being discounted for purposes of valuing the embedded derivative.

The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement of assets and liabilities classified within Level 3 that are not included in the preceding table. Generally, all other classes of securities classified within Level 3, including those within separate account assets

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

and embedded derivatives within funds withheld related to certain assumed reinsurance, use the same valuation techniques and significant unobservable inputs as previously described for Level 3 securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these other assets and liabilities is similar in nature to that described in the preceding table. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in “— Nonrecurring Fair Value Measurements.”

The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3):

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Fixed Maturity Securities
	Corporate (1)	Structured Securities	State and Political Subdivision	Foreign Government	Equity Securities	Short-term Investments	Net Derivatives (2)	Net Embedded Derivatives (3)	Separate Account Assets (4)
	(In millions)
Balance, January 1, 2015	$2,480	$1,240	$—	$—	$100	$71	$(196)	$729	$158
Total realized/unrealized gains (losses) included in net income (loss) (5) (6)	16	22	—	—	11	—	(74)	(133)	(6)
Total realized/unrealized gains (losses) included in AOCI	(123)	(14)	—	(3)	(10)	—	2	—	—
Purchases (7)	406	1,353	13	29	—	47	22	—	3
Sales (7)	(192)	(367)	—	—	(16)	—	—	—	(5)
Issuances (7)	—	—	—	—	—	—	—	—	—
Settlements (7)	—	—	—	—	—	—	14	(564)	—
Transfers into Level 3 (8)	207	31	—	—	19	—	—	—	—
Transfers out of Level 3 (8)	(309)	(233)	—	—	(7)	(71)	—	—	(4)

Balance, December 31, 2015	2,485	2,032	13	26	97	47	(232)	32	146
Total realized/unrealized gains (losses) included in net income (loss) (5) (6)	(11)	30	—	—	—	—	(703)	(1,842)	—
Total realized/unrealized gains (losses) included in AOCI	(25)	20	—	—	(11)	—	4	—	—
Purchases (7)	603	601	—	—	—	3	10	—	2
Sales (7)	(448)	(604)	—	—	(26)	(1)	—	—	(134)
Issuances (7)	—	—	—	—	—	—	—	—	—
Settlements (7)	—	—	—	—	—	—	(33)	(573)	—
Transfers into Level 3 (8)	120	12	9	—	131	—	—	—	—
Transfers out of Level 3 (8)	(333)	(380)	(5)	(26)	(54)	(47)	—	—	(4)

Balance, December 31, 2016	$2,391	$1,711	$17	$—	$137	$2	$(954)	$(2,383)	$10

Changes in unrealized gains (losses) included in net income (loss) for the instruments still held as of December 31, 2014 (9)	$2	$6	$—	$—	$(1)	$—	$(7)	$(308)	$—

Changes in unrealized gains (losses) included in net income (loss) for the instruments still held as of December 31, 2015 (9)	$11	$21	$—	$—	$—	$—	$(64)	$(248)	$—

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
	Fixed Maturity Securities
	Corporate (1)	Structured Securities	State and Political Subdivision	Foreign Government	Equity Securities	Short-term Investments	Net Derivatives (2)	Net Embedded Derivatives (3)	Separate Account Assets (4)
	(In millions)
Changes in unrealized gains (losses) included in net income (loss) for the instruments still held as of December 31, 2016 (9)	$2	$29	$—	$—	$—	$—	$(687)	$(1,952)	$—

Gains (Losses) Data for the year ended December 31, 2014
Total realized/unrealized gains (losses) included in net income (loss) (5)	$2	$10	$—	$—	$(2)	$—	$(4)	$(343)	$(1)
Total realized/unrealized gains (losses) included in AOCI	$72	$13	$—	$—	$7	$—	$57	$107	$—

(1)	Comprised of U.S. and foreign corporate securities.
(2)	Freestanding derivative assets and liabilities are presented net for purposes of the roll-forward.
(3)	Embedded derivative assets and liabilities are presented net for purposes of the roll-forward.
(4)	Investment performance related to separate account assets is fully offset by corresponding amounts credited to contract holders within separate account liabilities. Therefore, such changes in estimated fair value are not recorded in net income (loss). For the purpose of this disclosure, these changes are presented within net investment gains (losses).
(5)	Amortization of premium/accretion of discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses). Substantially all realized/unrealized gains (losses) included in net income (loss) for net derivatives and net embedded derivatives are reported in net derivatives gains (losses).
(6)	Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the roll-forward.
(7)	Items purchased/issued and then sold/settled in the same period are excluded from the roll-forward. Fees attributed to embedded derivatives are included in settlements.
(8)	Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the roll-forward.
(9)	Changes in unrealized gains (losses) included in net income (loss) relate to assets and liabilities still held at the end of the respective periods. Substantially all changes in unrealized gains (losses) included in net income (loss) for net derivatives and net embedded derivatives are reported in net derivative gains (losses).

Fair Value Option

The following table presents information for certain assets and liabilities of CSEs, which are accounted for under the FVO. These assets and liabilities were initially measured at fair value.

	December 31,
	2016	2015
	(In millions)
Assets (1)
Unpaid principal balance	$88	$121
Difference between estimated fair value and unpaid principal balance	48	51

Carrying value at estimated fair value	$136	$172

Liabilities (1)
Contractual principal balance	$22	$46
Difference between estimated fair value and contractual principal balance	1	2

Carrying value at estimated fair value	$23	$48

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

(1)	These assets and liabilities are comprised of commercial mortgage loans and long-term debt. Changes in estimated fair value on these assets and liabilities and gains or losses on sales of these assets are recognized in net investment gains (losses). Interest income on commercial mortgage loans held by CSEs—FVO is recognized in net investment income. Interest expense from long-term debt of CSEs—FVO is recognized in other expenses.

Nonrecurring Fair Value Measurements

The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods and still held as of the reporting dates (for example, when there is evidence of impairment). The estimated fair values for these assets were determined using significant unobservable inputs (Level 3).

	As of December 31,			Years Ended December 31,
	2016	2015	2014	2016	2015	2014
	Carrying Value After Measurement			Gains (Losses)
	(In millions)
Mortgage loans (1)	$3	$3	$3	$—	$—	$—
Other limited partnership interests (2)	$3	$2	$38	$(2)	$(1)	$(6)
Goodwill (3)	$—	$—	$—	$(161)	$—	$—

(1)	Estimated fair values for impaired mortgage loans are based on independent broker quotations or valuation models using unobservable inputs or, if the loans are in foreclosure or are otherwise determined to be collateral dependent, are based on the estimated fair value of the underlying collateral or the present value of the expected future cash flows.
(2)	For these cost method investments, estimated fair value is determined from information provided on the financial statements of the underlying entities including NAV data. These investments include private equity and debt funds that typically invest primarily in various strategies including domestic and international leveraged buyout funds; power, energy, timber and infrastructure development funds; venture capital funds; and below investment grade debt and mezzanine debt funds. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years. Unfunded commitments for these investments as of both December 31, 2016 and 2015 were not significant.
(3)	As discussed in Note 10, for the year ended December 31, 2016, the Company recorded an impairment of goodwill associated with the Run-off reporting unit.

Fair Value of Financial Instruments Carried at Other Than Fair Value

The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, payables for collateral under securities loaned and other transactions and those short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the “— Recurring Fair Value Measurements” section. The estimated fair value of the excluded financial instruments, which are primarily classified in Level 2, approximates carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. All remaining balance sheet amounts excluded from the tables below are not considered financial instruments subject to this disclosure.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows as of:

	December 31, 2016
	Carrying Value	Fair Value Hierarchy			Total Estimated Fair Value
		Level 1	Level 2	Level 3
	(In millions)
Assets
Mortgage loans	$9,242	$—	$—	$9,387	$9,387
Policy loans	$1,517	$—	$780	$978	$1,758
Real estate joint ventures	$12	$—	$—	$44	$44
Other limited partnership interests	$44	$—	$—	$42	$42
Premiums, reinsurance and other receivables	2,789	$—	$834	$2,449	$3,283
Liabilities
Policyholder account balances	$16,226	$—	$—	$17,457	$17,457
Long-term debt	$1,887	$—	$2,117	$—	$2,117
Collateral financing arrangement	$2,797	$—	$—	$2,797	$2,797
Other liabilities	$323	$—	$110	$213	$323
Separate account liabilities	$1,114	$—	$1,114	$—	$1,114

	December 31, 2015
	Carrying Value	Fair Value Hierarchy			Total Estimated Fair Value
		Level 1	Level 2	Level 3
	(In millions)
Assets
Mortgage loans	$7,352	$—	$—	$7,661	$7,661
Policy loans	$1,692	$—	$950	$985	$1,935
Real estate joint ventures	$23	$—	$—	$65	$65
Other limited partnership interests	$52	$—	$—	$57	$57
Premiums, reinsurance and other receivables	$7,037	$—	$84	$7,937	$8,021
Liabilities
Policyholder account balances	$20,418	$—	$—	$21,893	$21,893
Long-term debt	$1,888	$—	$2,320	$—	$2,320
Collateral financing arrangement	$2,797	$—	$—	$2,797	$2,797
Other liabilities	$301	$—	$81	$220	$301
Separate account liabilities	$1,283	$—	$1,283	$—	$1,283

The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

Mortgage Loans

The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk, or is determined from pricing for similar loans.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

Policy Loans

Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk, as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

Real Estate Joint Ventures and Other Limited Partnership Interests

The estimated fair values of these cost method investments are generally based on the Company’s share of the NAV as provided on the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

Premiums, Reinsurance and Other Receivables

Premiums, reinsurance and other receivables are principally comprised of certain amounts recoverable under reinsurance agreements, amounts on deposit with financial institutions to facilitate daily settlements related to certain derivatives and amounts receivable for securities sold but not yet settled.

Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

The amounts on deposit for derivative settlements, classified within Level 2, essentially represent the equivalent of demand deposit balances and amounts due for securities sold are generally received over short periods such that the estimated fair value approximates carrying value.

Policyholder Account Balances

These policyholder account balances include investment contracts which primarily include certain funding agreements, fixed deferred annuities, modified guaranteed annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

Long-term Debt and Collateral Financing Arrangement

The estimated fair values of long-term debt and the collateral financing arrangement are principally determined using market standard valuation methodologies. Valuations of instruments classified as Level 2 are

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

9. Fair Value (continued)

based primarily on quoted prices in markets that are not active or using matrix pricing that use standard market observable inputs such as quoted prices in markets that are not active and observable yields and spreads in the market. Instruments valued using discounted cash flow methodologies use standard market observable inputs including market yield curve, duration, observable prices and spreads for similar publicly traded or privately traded issues.

Valuations of instruments classified as Level 3 are based primarily on discounted cash flow methodologies that utilize unobservable discount rates that can vary significantly based upon the specific terms of each individual arrangement. The determination of estimated fair value of the collateral financing arrangement incorporates valuations obtained from the counterparties to the arrangement, as part of the collateral management process.

Other Liabilities

Other liabilities consist primarily of interest payable, amounts due for securities purchased but not yet settled and funds withheld amounts payable, which are contractually withheld by the Company in accordance with the terms of the reinsurance agreements. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

Separate Account Liabilities

Separate account liabilities represent those balances due to policyholders under contracts that are classified as investment contracts.

Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section “— Recurring Fair Value Measurements,” the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

10. Goodwill

The Company tests goodwill for impairment during the third quarter of each year at the reporting unit level based upon best available data as of June 30 of that year. A reporting unit is the operating segment or a business one level below the operating segment, if discrete financial information is prepared and regularly reviewed by management at that level.

In connection with the 2016 annual goodwill impairment test, the Company performed Step 1 of the goodwill impairment process, which requires a comparison of the estimated fair value of a reporting unit to its carrying value. To determine the estimated fair value for the Run-off reporting unit, an actuarial based approach, embedded value, was utilized to estimate the net worth of the reporting unit and the value of existing business. This actuarial based approach requires judgments and assumptions about the level of internal capital required to support the mix of business, the account value of in-force business, the level of interest rates, credit spreads, equity market levels, and the discount rate that the Company believes is appropriate for this reporting unit.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

10. Goodwill (continued)

Based on a quantitative analysis performed for the Run-off reporting unit, the Company concluded that the carrying value exceeded the estimated fair value, indicating a potential for goodwill impairment. Accordingly, the Company performed Step 2 of the goodwill impairment process for the reporting unit, which compares the implied estimated fair value of the reporting unit’s goodwill with its carrying value. This analysis indicated that the goodwill associated with this reporting unit was not recoverable. As a result, the Company recorded a non-cash charge of $161 million ($109 million, net of income tax) for the impairment of the entire goodwill balance, which is reported in goodwill impairment on the combined statements of operations for the year ended December 31, 2016.

Information regarding goodwill by segment was as follows:

	Annuities	Life	Run-off	Total
	(In millions)
Balance as of January 1, 2014
Goodwill	$1,187	$376	$214	$1,777
Accumulated impairment	(1,187)	(376)	—	(1,563)

Total goodwill, net	—	—	214	214
Dispositions (1)	—	—	(53)	(53)
Balance as of December 31, 2014
Goodwill	1,187	376	161	1,724
Accumulated impairment	(1,187)	(376)	—	(1,563)

Total goodwill, net	—	—	161	161
Balance as of December 31, 2015
Goodwill	1,187	376	161	1,724
Accumulated impairment	(1,187)	(376)	—	(1,563)

Total goodwill, net	—	—	161	161
Impairments	—	—	(161)	(161)
Balance as of December 31, 2016
Goodwill	1,187	376	161	1,724
Accumulated impairment	(1,187)	(376)	(161)	(1,724)

Total goodwill, net	$—	$—	$—	$—

(1)	In connection with the sale of MAL, goodwill in the Run-off reporting unit was reduced by $53 million during the year ended December 31, 2014. See Note 3.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

11. Debt

Long-term debt outstanding was as follows:

	Interest Rate	Maturity	December 31,
			2016	2015
	(Dollars in millions)
Surplus notes — affiliated with MetLife Capital Trust X	8.595%	2038	$750	$750
Surplus note — affiliated with MetLife, Inc.	5.130%	2032	750	750
Surplus note — affiliated with MetLife, Inc.	6.000%	2033	350	350
Long-term debt — unaffiliated (1)	7.028%	2030	37	38

Total long-term debt (2)			$1,887	$1,888

(1)	Principal and interest is paid quarterly.
(2)	Excludes $23 million and $48 million of long-term debt relating to CSEs as of December 31, 2016 and 2015, respectively. See Note 7.

In December 2014, Brighthouse Insurance repaid in cash at maturity its $75 million 6.798% affiliated note due to MetLife Credit Corporation.

The aggregate maturities of long-term debt as of December 31, 2016 were $1 million in 2017, $2 million in each of 2018, 2019, 2020 and 2021 and $1.9 billion thereafter.

Interest expense related to the Company’s indebtedness is included in other expenses and was $133 million, $134 million and $138 million for the years ended December 31, 2016, 2015 and 2014, respectively. See Notes 7 and 12 for information about the MRSC collateral financing arrangement.

Certain of the Company’s debt instruments and committed facilities contain financial covenants. The Company is not aware of any non-compliance with these financial covenants as of December 31, 2016.

Affiliated Surplus Notes

Brighthouse Insurance

In 2008, Brighthouse Insurance issued $750 million, 8.595% surplus notes to an affiliated trust, MetLife Capital Trust X. The affiliated trust issued $750 million, 9.250% fixed-to-floating rate exchangeable surplus trust securities to third party investors. The exchangeable surplus trust securities were exchanged for $750 million of MetLife, Inc. 9.250% fixed-to-floating rate junior subordinated debentures in February 2017. If the MetLife, Inc. junior subordinated debentures are not redeemed on the scheduled redemption date in 2038, interest will accrue on such securities at the rate of three-month LIBOR plus 5.540% until repaid, through the final maturity date in 2068. Pursuant to the related financing agreements, MetLife, Inc. pays the 0.655% differential between the 8.595% Brighthouse Insurance pays to MetLife Capital Trust X on the surplus notes and the 9.250% MetLife Capital Trust X pays to the third party investors on the exchangeable surplus trust securities, which totaled $5 million in each of the years ended December 31, 2016, 2015 and 2014. Interest expense at 9.250% has been recorded in these combined financial statements, which is included in other expenses.

MRD

Certain reserves associated with business reinsured by MRD were secured with long-term financing involving the exchange of notes between MRD and MetLife, Inc.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

11. Debt (continued)

In December 2012, MRD issued a $750 million surplus note to MetLife, Inc. due September 2032. The surplus note bears interest at a fixed rate of 5.130%, payable semi-annually. Simultaneously, in exchange for the surplus note, MetLife, Inc. issued a $750 million senior note to MRD due September 2032, which is included in other invested assets. The senior note bears interest at a fixed rate of 4.210%, payable semi-annually. See Note 7.

In December 2013, MRD issued a $350 million surplus note to MetLife, Inc. due December 2033. The surplus note bears interest at a fixed rate of 6.000%, payable semi-annually. Simultaneously, in exchange for the surplus note, MetLife, Inc. issued a $350 million senior note to MRD due December 2033, which is included in other invested assets. The senior note bears interest at a fixed rate of 5.100%, payable semi-annually. See Note 7.

Payments of interest and principal on these affiliated surplus notes, which are subordinate to all other obligations, may be made only with the prior approval of the Delaware Commissioner of Insurance (the “Delaware Commissioner”).

Letters of Credit

The Company had access to an unsecured revolving credit facility and certain committed facilities from various banks, either directly with the bank or indirectly through letters of credit available to MetLife, Inc. for the benefit of the Company and certain other affiliates of MetLife, Inc. These facilities were used for collateral for certain of the Company’s affiliated reinsurance liabilities. Total fees associated with letters of credit and committed facilities utilized by the Company was $55 million, $61 million and $73 million for the years ended December 31, 2016, 2015 and 2014, respectively, and was included in other expenses. See also “Shareholder’s Net Investment — Capital Transactions” in Note 13 for capital contributions from MetLife, Inc. related to letter of credit fees. As of December 31, 2016, the Company had $3.3 billion in letters of credit outstanding.

The Company also entered into a Brighthouse unsecured revolving credit facility and a Brighthouse unsecured delayed draw term loan facility described below.

Account Party/Borrower(s)	Expiration	Maximum Capacity	Used by the Company	Used by Affiliates	Drawdowns	Unused Commitments
		(In millions)
MetLife, Inc. and MetLife Funding, Inc.	May 2019 (1) (2)	$4,000	$90	$640	$—	$3,270
MetLife, Inc.	June 2018 (3)	425	170	255	—	—
MRSC and MetLife, Inc.	June 2037 (4)	3,500	—	—	2,797	703
MRV Cell and MetLife, Inc.	September 2038 (5)	4,250	3,000	—	—	1,250
Brighthouse Financial, Inc.	December 2021 (6)	2,000	—	—	—	—
Brighthouse Financial, Inc.	December 2019 (6)	3,000	—	—	—	—

Total		$17,175	$3,260	$895	$2,797	$5,223

(1)	All borrowings under this unsecured revolving credit facility must be repaid by May 30, 2019, except that letters of credit outstanding upon termination may remain outstanding until May 30, 2020.
(2)	In December 2016, MetLife, Inc. and MetLife Funding, Inc. entered into an agreement to amend and reduce the maximum capacity of the $4.0 billion unsecured revolving credit facility to $3.0 billion, to be effective when capacity under the Brighthouse Credit Facilities becomes available. All borrowings under this amended unsecured revolving credit facility must be repaid by December 20, 2021, except that letters of credit outstanding upon termination may remain outstanding until December 20, 2022.
(3)	Capacity as of December 31, 2016 of $425 million decreases in June 2017, March 2018 and June 2018 to $395 million, $200 million and $0, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

11. Debt (continued)

(4)	Capacity as of December 31, 2016 of $3.5 billion decreases to $0 upon maturity in June 2037. The drawdown on this facility is associated with a collateral financing arrangement described in Note 12.
(5)	Capacity as of December 31, 2016 of $4.3 billion decreases periodically commencing in April 2028 to $3.1 billion in September 2038, and decreases to $0 upon maturity in September 2038. Unused commitment of $1.3 billion is based on maximum capacity. MRV Cell is responsible only for reimbursement obligations relating to the $3.0 billion letters of credit outstanding as of December 31, 2016. MetLife, Inc. is not responsible for those reimbursement obligations.
(6)	In December 2016, Brighthouse Financial, Inc. entered into a $2.0 billion five-year senior unsecured revolving credit facility and a $3.0 billion three-year senior unsecured delayed draw term loan agreement with a bank syndicate. Brighthouse Financial, Inc. incurred costs of $16 million related to the credit facilities, which have been capitalized and included in other assets. These costs will be amortized over the terms of the agreements. Total fees associated with the credit facilities were $0.9 million for the year ended December 31, 2016 and were included in other expenses. Borrowings and letters of credit under the revolving credit agreement may be used for general corporate purposes, including payment for a portion of the distributions to be paid by Brighthouse Financial, Inc. to MetLife, Inc. in connection with the separation. Borrowings and issuances of letters of credit may commence after completion of the separation, and shortly prior to the separation if certain conditions are satisfied. Borrowings under the term loan agreement may be used for general corporate purposes, including payment for a portion of the distributions to be paid by Brighthouse Financial, Inc. to MetLife, Inc. in connection with the separation. The term loan agreement provides that borrowings may be made prior to the separation. Amounts under the term loan agreement are available after the completion of the contribution by MetLife, Inc. of entities to Brighthouse Intermediate Company (“Initial Contribution”) and the completion of the contribution by MetLife, Inc. of Brighthouse Intermediate Company to Brighthouse. Alternatively, after the Initial Contribution, Brighthouse may draw down amounts from available commitments provided that Brighthouse Intermediate Company provides a guaranty of repayment of such obligations. Both the term loan agreement and the revolving credit facility contain certain administrative, reporting, legal and financial covenants, including requirements to maintain specified minimum consolidated net worth and to maintain a ratio of indebtedness to total capitalization not in excess of specified percentage, and limitations on the dollar amount of indebtedness that may be incurred by subsidiaries of Brighthouse, which could restrict the operations and use of funds of Brighthouse. There were no outstanding borrowings under either facility as of December 31, 2016. Additionally, MetLife, Inc. paid, on behalf of the Company, the debt issue costs and credit facility fees, for which $17 million is included in other liabilities as a payable to affiliate.

12. Collateral Financing Arrangement

In 2007, MetLife, Inc. and MRSC entered into a 30-year collateral financing arrangement with an unaffiliated financial institution that provides up to $3.5 billion of statutory reserve support for MRSC associated with reinsurance obligations under affiliated reinsurance agreements. Such statutory reserves are associated with ULSG and are required under U.S. Valuation of Life Policies Model Regulation (commonly referred to as Regulation A-XXX). As of both December 31, 2016 and 2015, the amount funded under the collateral financing arrangement and recorded as a liability by MetLife, Inc. was $2.8 billion. This liability has been attributed to MRSC and has been recorded in the accompanying combined balance sheets. See Note 13.

Proceeds from the collateral financing arrangement were placed in trusts to support MRSC’s statutory obligations associated with the reinsurance of secondary guarantees. The trusts are VIEs which are consolidated by MRSC. The unaffiliated financial institution is entitled to the return on the investment portfolio held by the trusts. The assets are principally invested in fixed maturity securities and are presented as such within the

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

12. Collateral Financing Arrangement (continued)

Company’s balance sheets, with the related income included within net investment income in the Company’s statements of operations. The estimated fair value of the assets held in trust at both December 31, 2016 and 2015 was $3.4 billion, respectively. See Note 7.

The collateral financing arrangement may be extended by agreement of MetLife, Inc. and the unaffiliated financial institution on each anniversary of the closing.

In connection with the collateral financing arrangement, MetLife, Inc. entered into an agreement with the same unaffiliated financial institution under which MetLife, Inc. is entitled to the return on the investment portfolio held by the trusts established in connection with this collateral financing arrangement in exchange for the quarterly payment of a stated rate of return to the unaffiliated financial institution. The amount collected by MetLife, Inc. as net investment income on the investment portfolio held by the trusts was $65 million, $78 million and $67 million for the years ended December 31, 2016, 2015 and 2014, respectively; while interest expense as the payment of the stated rate of return to the unaffiliated financial institution was $39 million, $28 million and $27 million for the years ended December 31, 2016, 2015 and 2014, respectively. MetLife, Inc. has allocated these amounts to MRSC as net investment income and interest expense, respectively, with the offset in shareholder’s net investment as non-cash returns of capital and non-cash capital contributions, respectively. See Notes 11 and 13.

MetLife, Inc. may also be required to make payments to the unaffiliated financial institution, for deposit into the trusts, related to any decline in the estimated fair value of the assets held by the trusts, as well as amounts outstanding upon maturity or early termination of the collateral financing arrangement. During 2016, 2015 and 2014, no payments were made or received by MetLife, Inc.

13. Shareholder’s Net Investment

Shareholder’s Net Investment

Capital Stock Transactions

In August 2014, MICC, the predecessor to MetLife USA, now Brighthouse Insurance, redeemed for $1.4 billion and retired 4,595,317 shares of its common stock owned by MetLife Investors Group, LLC, an affiliate.

Capital Transactions

In December 2015 and 2014, the Company accrued in premiums, reinsurance and other receivables and shareholder’s net investment, $120 million and $385 million, respectively, in capital contributions from MetLife, Inc. The receivables were settled for cash in 2016 and 2015, respectively.

During the years ended December 31, 2016, 2015 and 2014, the Company received cash capital contributions of $1.6 billion, $10 million, and $476 million, respectively, from MetLife, Inc.

MetLife, Inc. has made payments and received collections on behalf of the Company. Such net amounts, as well as amortization of deferred credit and committed facility structuring costs and debt issuance costs incurred by MetLife, Inc. on behalf of the Company, are recorded as non-cash net contributions of capital. During the years ended December 31, 2016, 2015 and 2014, MetLife, Inc. made non-cash net contributions of capital of $47 million, $14 million and $35 million, respectively, in the forms of payment of letters of credit fees and

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

13. Shareholder’s Net Investment (continued)

amortization of deferred credit and committed facility structuring costs and debt issuance costs incurred on the Company’s behalf, partially offset by the collection of net investment income, net of interest expense, related to the MRSC collateral financing arrangement on the Company’s behalf. See Note 12.

For all periods presented certain transactions related to expense allocations were settled through shareholder’s net investment.

Profit Sharing Distributions

The Company paid cash distributions to certain MetLife affiliates related to a profit sharing agreement with Brighthouse Investment Advisers, LLC of $78 million, $72 million and $67 million, for the years ended December 31, 2016, 2015 and 2014, respectively.

Stock-Based Compensation Plans

Overview

The stock-based compensation expenses recognized by the Company are related to awards under MetLife, Inc. 2005 Stock and Incentive Compensation Plan and the MetLife, Inc. 2015 Stock and Incentive Compensation Plan (together, the “Stock Plans”), payable in shares of MetLife, Inc. common stock (“Shares”), or options to purchase MetLife, Inc. common stock. The Company does not issue any equity awards.

Description of Plan—General Terms

Under the Stock Plans, awards granted to employees may be in the form of Stock Options, Stock Appreciation Rights, Restricted Stock or Restricted Stock Units, Performance Shares or Performance Share Units, Cash-Based Awards and Stock-Based Awards (each as defined in the Stock Plans with reference to Shares).

Stock Options

Stock Options are the contingent right of award holders to purchase Shares at a stated price for a limited time. All Stock Options have an exercise price equal to the closing price of a Share reported on the New York Stock Exchange on the date of grant, and have a maximum term of 10 years. The vast majority of Stock Options granted has become or will become exercisable at a rate of one-third of each award on each of the first three anniversaries of the grant date. Other Stock Options have become or will become exercisable on the third anniversary of the grant date. Vesting is subject to continued service, except for employees who meet specified age and service criteria and in certain other limited circumstances.

Performance Shares

Performance Shares are units that, if they vest, are multiplied by a performance factor to produce a number of final Performance Shares which are payable in Shares. Performance Shares are accounted for as equity awards. They are not credited with dividend-equivalents for actual dividends paid on Shares during the performance period. Performance Share awards normally vest in their entirety at the end of the three-year performance period. Vesting is subject to continued service, except for employees who meet specified age and in certain other limited circumstances.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

13. Shareholder’s Net Investment (continued)

Restricted Stock Units

Restricted Stock Units are units that, if they vest, are payable in an equal number of Shares. Restricted Stock Units are accounted for as equity awards. They are not credited with dividend-equivalents for dividends paid on Shares. Accordingly, the estimated fair value of Restricted Stock Units is based upon the closing price of Shares on the date of grant, reduced by the present value of estimated dividends to be paid on that stock.

The vast majority of Restricted Stock Units normally vest in thirds on the first three anniversaries of their grant date. Other Restricted Stock Units normally vest in their entirety on the third anniversary of their grant date. Vesting is subject to continued service, except for employees who meet specified age and service criteria and in certain other limited circumstances.

Compensation Expense Related to Stock-Based Compensation

Compensation expense related to awards under the Stock Plans is recognized based on the number of awards expected to vest, which represents the awards granted less expected forfeitures over the life of the award, as estimated at the date of grant. Unless a material deviation from the assumed forfeiture rate is observed during the term in which the awards are expensed, any adjustment necessary to reflect differences in actual experience is recognized in the period the award becomes payable or exercisable.

Compensation expense related to awards under the Stock Plans is principally related to the issuance of Stock Options, Performance Shares and Restricted Stock Units. The majority of the awards granted by MetLife, Inc. each year under the Stock Plans are made in the first quarter of each year.

The expense related to stock-based compensation included in other expenses was $9 million, $8 million and $7 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Statutory Equity and Income

The states of domicile of the Company’s insurance companies impose risk-based capital (“RBC”) requirements that were developed by the National Association of Insurance Commissioners (“NAIC”). Regulatory compliance is determined by a ratio of a company’s total adjusted capital, calculated in the manner prescribed by the NAIC (“TAC”) to its authorized control level RBC, calculated in the manner prescribed by the NAIC (“ACL RBC”), based on the statutory-based filed financial statements. Companies below specific trigger levels or ratios are classified by their respective levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC. The RBC ratios for the Company’s insurance companies were each in excess of 400% for all periods presented.

The Company’s insurance companies prepare statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of the state of domicile. The NAIC has adopted the Codification of Statutory Accounting Principles (“Statutory Codification”). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by the various state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of the Company’s insurance companies.

Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

13. Shareholder’s Net Investment (continued)

In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by the Company’s insurance companies are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

The Company’s insurance companies have no material state prescribed accounting practices.

The tables below present amounts from the Company’s insurance companies, which are derived from the statutory-basis financial statements as filed with the insurance regulators.

Statutory net income (loss) was as follows:

		Years Ended December 31,
Company	State of Domicile	2016	2015	2014
		(In millions)
Brighthouse Life Insurance Company	Delaware	$1,186	$(1,022)	$1,543
New England Life Insurance Company	Massachusetts	$109	$157	$303
Brighthouse Life Insurance Company of NY	New York	$(87)	$17	$11

Statutory capital and surplus was as follows as of:

	December 31,
Company	2016	2015
	(In millions)
Brighthouse Life Insurance Company	$4,374	$5,942
New England Life Insurance Company	$455	$632
Brighthouse Life Insurance Company of NY	$196	$321

The Company’s affiliate reinsurance companies, which reinsure risks including level premium term life and ULSG assumed from other MetLife subsidiaries, have no state prescribed accounting practices except for MRV Cell and MRD. MRV Cell, with the explicit permission of the Commissioner of Insurance of the State of Vermont, has included, as admitted assets, the value of letters of credit serving as collateral for reinsurance credit taken by various affiliated cedants, in connection with reinsurance agreements entered into between MRV Cell and the various affiliated cedants, which resulted in higher statutory capital and surplus of $3 billion for both the years ended December 31, 2016 and 2015. MRV Cell’s RBC would have triggered a regulatory event without the use of the state prescribed practice. MRD, with the explicit permission of the Delaware Commissioner, has included, as admitted assets, the value of letters of credit issued to MRD, serving as collateral, which resulted in higher statutory capital and surplus of $260 million and $200 million for the years ended December 31, 2016 and 2015, respectively. MRD’s RBC would not have triggered a regulatory event without the use of the state prescribed practice. The combined statutory net income (loss) of the Company’s affiliate reinsurance companies was ($363) million, ($372) million and ($386) million for the years ended December 2016, 2015 and 2014, respectively, and the combined statutory capital and surplus, including the aforementioned prescribed practice, was $2.6 billion and $4.4 billion as of December 31, 2016 and 2015, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

13. Shareholder’s Net Investment (continued)

Dividend Restrictions

The table below sets forth the dividends permitted to be paid by the Company’s insurance companies without insurance regulatory approval and dividends paid:

	2017	2016		2015
Company	Permitted Without Approval (1)	Paid (2)		Paid (2)
	(In millions)
Brighthouse Life Insurance Company	$473	$261		$500
New England Life Insurance Company	$106	$295	(3)	$199	(3)
Brighthouse Life Insurance Company of NY	$—	$—		$—

(1)	Reflects dividend amounts that may be paid during 2017 without prior regulatory approval. However, because dividend tests may be based on dividends previously paid over rolling 12-month periods, if paid before a specified date during 2017, some or all of such dividends may require regulatory approval.
(2)	Reflects all amounts paid, including those requiring regulatory approval.
(3)	Dividends paid by NELICO in 2016, including a $295 million extraordinary cash dividend, were paid to its new parent, MetLife, Inc. Dividends paid by NELICO in 2015 were paid to its former parent, Metropolitan Life Insurance Company.

Under Delaware Insurance Code, Brighthouse Insurance is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend as long as the amount of the dividend when aggregated with all other dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains), not including pro rata distributions of Brighthouse Insurance’s own securities. Brighthouse Insurance will be permitted to pay a dividend in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as “unassigned funds (surplus)”) as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware Insurance Code, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

Under Massachusetts State Insurance Law, NELICO is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend as long as the aggregate amount of the dividend, when aggregated with all other dividends paid in the preceding 12 months, does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its statutory net gain from operations for the immediately preceding calendar year, not including pro rata distributions of NELICO’s own securities. NELICO will be permitted to pay a dividend in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Massachusetts Commissioner of Insurance (the “Massachusetts Commissioner”) and the Massachusetts Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as “unassigned funds (surplus)”) as of the last filed annual statutory statement requires insurance regulatory approval. Under Massachusetts State Insurance Law, the Massachusetts Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

13. Shareholder’s Net Investment (continued)

Effective for dividends paid during 2016 and going forward, the New York Insurance Law was amended permitting Brighthouse Insurance NY, without prior insurance regulatory clearance, to pay stockholder dividends to its parent in any calendar year based on either of two standards. Under one standard, Brighthouse Insurance NY is permitted, without prior insurance regulatory clearance, to pay dividends out of earned surplus (defined as positive “unassigned funds (surplus)”), excluding 85% of the change in net unrealized capital gains or losses (less capital gains tax), for the immediately preceding calendar year), in an amount up to the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains), not to exceed 30% of surplus to policyholders as of the end of the immediately preceding calendar year. In addition, under this standard, Brighthouse Insurance NY may not, without prior insurance regulatory clearance, pay any dividends in any calendar year immediately following a calendar year for which its net gain from operations, excluding realized capital gains, was negative. Under the second standard, if dividends are paid out of other than earned surplus, Brighthouse Insurance NY may, without prior insurance regulatory clearance, pay an amount up to the lesser of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year, or (ii) its statutory net gain from operations for the immediately preceding calendar year (excluding realized capital gains). In addition, Brighthouse Insurance NY will be permitted to pay a dividend to its parent in excess of the amounts allowed under both standards only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent of Financial Services (the “Superintendent”) and the Superintendent either approves the distribution of the dividend or does not disapprove the dividend within 30 days of its filing. Under New York Insurance Law, the Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders.

Under South Carolina Captive Insurance Law, MRSC may not declare or pay dividends in any form to its parent other than in accordance with certain insurance securitization transaction agreements, and in no extent shall the dividends decrease the capital of MRSC below $250,000, and, after giving effect to the dividends, the assets of MRSC including assets held in trust pursuant to the terms of the insurance securitization, must be sufficient to satisfy the Director of the South Carolina Department of Insurance (the “Director”) that MRSC can meet its obligations. Approval by the Director of an ongoing plan for the payment of dividends or other distribution by MRSC must be conditioned upon the retention, at the time of each payment, of capital or surplus equal to or in excess of amounts specified by, or determined in accordance with formulas approved for MRSC by the Director. In addition, the licensing order issued by the Director with respect to MRSC provides that dividends shall be paid only if such dividends have been approved by the Director.

MRSC did not pay any dividends during 2016 and 2015.

Under Delaware Captive Insurance Law, no dividend or distribution may be made from a protected cell of MRD without the prior approval of the Delaware Commissioner. Further, under Delaware Captive Insurance Law, no dividend or distribution may be made from a protected cell of MRD to its parent other than in accordance with the financing transactions to which MRD is a party and in no event shall the dividends decrease the capital of MRD below $500,000, and provided that the dividend will not jeopardize the fulfillment of the obligations of MRD pursuant to its special purpose financing transactions or threaten the solvency or liquidity of MRD.

MRD did not pay any dividends during 2016 and 2015.

Under Vermont Captive Insurance Law, no dividend or distribution may be made from a protected cell of MRV, including the MRV Cell, to its parent without the approval of the Vermont Commissioner of Insurance

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

13. Shareholder’s Net Investment (continued)

(the “Vermont Commissioner”) and, in no event shall the Vermont Commissioner grant such approval if the dividend would result in the insolvency or impairment of the corresponding protected cell. The Vermont Captive Insurance Law also permits MRV to make any dividends or distributions that are in accordance with formulas approved for MRV by the Vermont Commissioner. The licensing order issued by the Vermont Commissioner to MRV provides that MRV may declare and pay dividends or distributions from the capital and surplus attributable to a designated protected cell of MRV, including the MRV Cell, provided that the total adjusted capital of such protected cell immediately following such dividend shall not be less than 200% authorized control level RBC and provided that MRV provides the Vermont Commissioner with revised pro forma financial projections to reflect such dividend.
MRV did not pay any dividends during 2016 and 2015.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

13. Shareholder’s Net Investment (continued)

Accumulated Other Comprehensive Income (Loss)

Information regarding changes in the balances of each component of AOCI was as follows:

	Unrealized Investment Gains (Losses), Net of Related Offsets (1)	Unrealized Gains (Losses) on Derivatives	Foreign Currency Translation Adjustments	Defined Benefit Plans Adjustment	Total
	(In millions)
Balance as of December 31, 2013	$943	$25	$31	$(22)	$977
OCI before reclassifications	2,751	252	(55)	6	2,954
Deferred income tax benefit (expense)	(894)	(88)	3	(2)	(981)

AOCI before reclassifications, net of income tax	2,800	189	(21)	(18)	2,950
Amounts reclassified from AOCI	(7)	2	—	5	—
Deferred income tax benefit (expense)	2	(1)	—	(2)	(1)

Amounts reclassified from AOCI, net of income tax	(5)	1	—	3	(1)

Sale of subsidiary (2)	(320)	—	6	—	(314)
Deferred income tax benefit (expense)	80	—	—	—	80

Sale of subsidiary, net of income tax	(240)	—	6	—	(234)

Balance as of December 31, 2014	2,555	190	(15)	(15)	2,715
OCI before reclassifications	(1,975)	102	(25)	(10)	(1,908)
Deferred income tax benefit (expense)	692	(36)	8	4	668

AOCI before reclassifications, net of income tax	1,272	256	(32)	(21)	1,475
Amounts reclassified from AOCI	77	(7)	—	4	74
Deferred income tax benefit (expense)	(27)	2	—	(1)	(26)

Amounts reclassified from AOCI, net of income tax	50	(5)	—	3	48

Balance as of December 31, 2015	1,322	251	(32)	(18)	1,523
OCI before reclassifications	(465)	71	1	2	(391)
Deferred income tax benefit (expense)	158	(25)	—	(1)	132

AOCI before reclassifications, net of income tax	1,015	297	(31)	(17)	1,264
Amounts reclassified from AOCI	44	(45)	—	1	—
Deferred income tax benefit (expense)	(15)	16	—	—	1

Amounts reclassified from AOCI, net of income tax	29	(29)	—	1	1

Balance as of December 31, 2016	$1,044	$268	$(31)	$(16)	$1,265

(1)	See Note 7 for information on offsets to investments related to future policy benefits, DAC, VOBA and DSI.
(2)	See Note 3.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

13. Shareholder’s Net Investment (continued)

Information regarding amounts reclassified out of each component of AOCI was as follows:

AOCI Components	Amounts Reclassified from AOCI			Combined Statements of Operations and Comprehensive Income (Loss) Locations
	Years Ended December 31,
	2016	2015	2014
	(In millions)
Net unrealized investment gains (losses):
Net unrealized investment gains (losses)	$(51)	$(79)	$(11)	Net investment gains (losses)
Net unrealized investment gains (losses)	3	13	14	Net investment income
Net unrealized investment gains (losses)	4	(11)	4	Net derivative gains (losses)

Net unrealized investment gains (losses), before income tax	(44)	(77)	7
Income tax (expense) benefit	15	27	(2)

Net unrealized investment gains (losses), net of income tax	(29)	(50)	5

Unrealized gains (losses) on derivatives—cash flow hedges:
Interest rate swaps	33	1	1	Net derivative gains (losses)
Interest rate swaps	3	1	1	Net investment income
Interest rate forwards	2	2	1	Net derivative gains (losses)
Interest rate forwards	2	2	1	Net investment income
Foreign currency swaps	5	—	(6)	Net derivative gains (losses)
Credit forwards	—	1	—	Net investment income

Gains (losses) on cash flow hedges, before income tax	45	7	(2)
Income tax (expense) benefit	(16)	(2)	1

Gains (losses) on cash flow hedges, net of income tax	29	5	(1)

Defined benefit plans adjustment: (1)
Amortization of net actuarial gains (losses)	(1)	(2)	(1)
Amortization of prior service (costs) credit	—	(2)	(4)

Amortization of defined benefit plan items, before income tax	(1)	(4)	(5)
Income tax (expense) benefit	—	1	2

Amortization of defined benefit plan items, net of income tax	(1)	(3)	(3)

Total reclassifications, net of income tax	$(1)	$(48)	$1

(1)	These AOCI components are included in the computation of net periodic benefit costs. See Note 14.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

14. Employee Benefit Plans

Pension and Other Postretirement Benefit Plans

The Company’s employees, sales representatives and retirees participate in defined benefit pension plans sponsored by MLIC. These plans also include participants from other affiliates of MLIC. The Company also provides postemployment and postretirement medical and life insurance benefits for certain retired employees through plans sponsored by MLIC. Employees of the Company who were hired prior to 2003 (or, in certain cases, rehired during or after 2003) and meet age and service criteria while working for the Company may become eligible for these other postretirement benefits. Virtually all participants contribute a portion of the total costs of postretirement medical benefits. Employees hired after 2003 are not eligible for any employer subsidy for postretirement medical benefits. The Company accounts for these plans as multiemployer benefit plans and as a result the assets, obligations and other comprehensive gains and losses of these benefit plans are not included in the accompanying combined balance sheets or the additional disclosure below.

The Company’s share of pension expense was $31 million, $24 million and $25 million for the years ended December 31, 2016, 2015 and 2014, respectively. In addition, the Company’s share of other postretirement expense was $1 million, $4 million and $2 million for the years ended December 31, 2016, 2015 and 2014, respectively. Within its combined statement of operations, the Company has included pension expense associated with its employees that participate in the plans.

In addition, the Company sponsors a qualified and a nonqualified defined benefit pension plan, as well as other postretirement benefit plans. The obligations and related net periodic benefit expense associated with these plans are included in the combined financial statements and the additional disclosures below. Effective December 31, 2014, the Company sponsored pension and other postretirement plans were amended to eliminate benefit accruals prospectively and are closed to new entrants. A limited group of active participants continue to have the opportunity to earn eligibility requirements to receive certain benefits in certain pension and other postretirement plans with continuing active service. See below for additional information related to these participants.

In July 2016, MetLife, Inc. completed the sale to Massachusetts Mutual Life Insurance Company of MetLife’s U.S. Retail advisor force and certain assets associated with the MetLife Premier Client Group, including all of the issued and outstanding shares of MetLife’s affiliated broker-dealer, MetLife Securities, Inc., a wholly-owned subsidiary of MetLife, Inc. In connection with this transaction, sales representatives will no longer participate in the pension plans. The sale also closed the opportunity to earn eligibility requirements for the limited group of active participants as they ceased to be employed by the Company. The transaction resulted in a curtailment charge for certain pension and postretirement benefit plans. The curtailment charge of $11 million ($7 million, net of income tax) was recognized in 2016. The Company does not expect future expense for these pension and postretirement plans to be material.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

14. Employee Benefit Plans (continued)

Obligations and Funded Status

	December 31,
	2016		2015
	Pension Benefits (1)	Other Postretirement Benefits	Pension Benefits (1)	Other Postretirement Benefits
	(In millions)
Change in benefit obligations
Benefit obligations as of January 1,	$213	$32	$223	$30
Interest costs	9	2	9	1
Plan participants’ contributions	—	2	—	2
Net actuarial (gains) losses	5	(2)	(10)	2
Change in benefits and other	—	9	—	2
Benefits paid	(8)	(6)	(9)	(5)

Benefit obligations as of December 31,	219	37	213	32

Change in plan assets
Estimated fair value of plan assets as of January 1,	148	—	154	—
Actual return on plan assets	11	—	(5)	—
Plan participants’ contributions	—	2	—	2
Employer contributions	4	4	8	3
Benefits paid	(8)	(6)	(9)	(5)

Estimated fair value of plan assets as of December 31,	155	—	148	—

Over (under) funded status as of December 31,	$(64)	$(37)	$(65)	$(32)

Amounts recognized on the combined balance sheets
Other assets	$2	$—	$—	$—
Other liabilities	(66)	(37)	(65)	(32)

	$(64)	$(37)	$(65)	$(32)

AOCI
Net actuarial (gains) losses	$28	$(3)	$27	$(2)
Prior service costs (credit)	—	—	—	3

AOCI, before income tax	$28	$(3)	$27	$1

Accumulated benefit obligation	$219	N/A	$213	N/A

(1)	Includes nonqualified unfunded plans, for which the aggregate PBO was $66 million and $63 million as of December 31, 2016 and 2015, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

14. Employee Benefit Plans (continued)

Information for pension plans with PBOs in excess of plan assets and accumulated benefit obligations (“ABO”) in excess of plan assets were as follows:

	December 31,
	2016	2015	2016	2015
	PBO Exceeds Estimated Fair Value of Plan Assets		ABO Exceeds Estimated Fair Value of Plan Assets
	(In millions)
Projected benefit obligations	$66	$213	$66	$213
Accumulated benefit obligations	$66	$213	$66	$213
Estimated fair value of plan assets	$—	$148	$—	$148

Net Periodic Benefit Costs

The components of net periodic benefit costs and other changes in plan assets and benefit obligations recognized in OCI were as follows:

	Years Ended December 31,
	2016		2015		2014
	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits	Pension Benefits	Other Postretirement Benefits
	(In millions)
Net periodic benefit costs
Service costs	$—	$—	$—	$—	$4	$1
Interest costs	9	2	9	1	9	1
Settlement and curtailment costs (1)	—	11	—	—	14	2
Expected return on plan assets	(8)	—	(9)	—	(7)	—
Amortization of net actuarial (gains) losses	1	—	2	—	1	—
Amortization of prior service costs (credit)	—	—	—	2	1	3

Total net periodic benefit costs (credit)	2	13	2	3	22	7

Other changes in plan assets and benefit obligations recognized in OCI
Net actuarial (gains) losses	2	(1)	5	2	12	1
Prior service costs (credit)	—	(3)	—	3	(16)	(3)
Amortization of net actuarial (gains) losses	(1)	—	(2)	—	(1)	—
Amortization of prior service (costs) credit	—	—	—	(2)	(1)	(3)

Total recognized in OCI	1	(4)	3	3	(6)	(5)

Total recognized in net periodic benefit costs and OCI	$3	$9	$5	$6	$16	$2

(1)	The Company sponsored pension and other postretirement plans were amended effective December 31, 2014.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

14. Employee Benefit Plans (continued)

The estimated net actuarial (gains) losses and prior service costs (credit) for the defined benefit pension plans and other postretirement benefit plans that will be amortized from AOCI into net periodic benefit costs over the next year are less than $1 million and $0, and less than ($1) million and less than ($1) million, respectively.

Assumptions

Assumptions used in determining benefit obligations were as follows:

	Pension Benefits	Other Postretirement Benefits
December 31, 2016
Weighted average discount rate	4.30%	4.45%
Rate of compensation increase	N/A	N/A
December 31, 2015
Weighted average discount rate	4.50%	4.60%
Rate of compensation increase	N/A	N/A

Assumptions used in determining net periodic benefit costs were as follows:

	Pension Benefits	Other Postretirement Benefits
Year Ended December 31, 2016
Weighted average discount rate	4.42%	4.43%
Weighted average expected rate of return on plan assets	5.75%	N/A
Rate of compensation increase	N/A	N/A
Year Ended December 31, 2015
Weighted average discount rate	4.10%	4.10%
Weighted average expected rate of return on plan assets	5.75%	N/A
Rate of compensation increase	N/A	N/A
Year Ended December 31, 2014
Weighted average discount rate	5.15% and 4.45% (1)	5.15%
Weighted average expected rate of return on plan assets	5.75%	N/A
Rate of compensation increase	4.50% - 5.00%	N/A

(1)	As a result of the Company sponsored pension plan amendments, a discount rate of 5.15% was used for the period January 1, 2014 through July 31, 2014, and a discount rate of 4.45% was used for the period August 1, 2014 through December 31, 2014.

The weighted average discount rate is determined annually based on the yield, measured on a yield to worst basis, of a hypothetical portfolio constructed of high quality debt instruments available on the valuation date, which would provide the necessary future cash flows to pay the aggregate PBO when due.

The weighted average expected rate of return on plan assets is based on anticipated performance of the various asset sectors in which the plan invests, weighted by target allocation percentages. Anticipated future performance is based on long-term historical returns of the plan assets by sector, adjusted for the Company’s long-term expectations on the performance of the markets. While the precise expected rate of return derived using this approach will fluctuate from year to year, the Company’s policy is to hold this long-term assumption constant as long as it remains within reasonable tolerance from the derived rate.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

14. Employee Benefit Plans (continued)

The expected rate of return on plan assets for use in that plan’s valuation in 2017 is currently anticipated to be 5.75% for pension benefits.

The assumed healthcare costs trend rates used in measuring the APBO and net periodic benefit costs were as follows:

	December 31,
	2016		2015
	Before Age 65	Age 65 and older	Before Age 65	Age 65 and older
Following year	6.80%	18.00%	6.40%	34.90%
Ultimate rate to which cost increase is assumed to decline	4.00%	3.90%	4.20%	5.90%
Year in which the ultimate trend rate is reached	2077	2020 (1)	2093	2020 (1)

(1)	The rate is no longer applied after this date as projected employer costs will have reached the plan cap.

Assumed healthcare costs trend rates may have a significant effect on the amounts reported for healthcare plans. A 1% increase in the assumed healthcare costs trend rates would increase total service and interest costs components and APBO by less than $1 million. A 1% decrease in the assumed healthcare costs trend rates would decrease total service and interest costs components and APBO by less than $1 million.

Plan Assets

The Company provides employees with benefits under various Employee Retirement Income Security Act of 1974 (“ERISA”) benefit plans. These include qualified pension plans, postretirement medical plans and certain retiree life insurance coverage. The assets of the Company’s qualified pension plans are held in an insurance group annuity contract, and the vast majority of the assets of the postretirement medical plan and backing the retiree life coverage are held in a trust which largely utilizes insurance contracts to hold the assets. All of these contracts are issued by MLIC and the assets under the contracts are held in insurance separate accounts that have been established by the Company. The underlying assets of the separate accounts are principally comprised of cash and cash equivalents, short-term investments, fixed maturity and equity securities, and derivatives.

The insurance contract provider engages investment management firms (“Managers”) to serve as sub-advisors for the separate accounts based on the specific investment needs and requests identified by the plan fiduciary. These Managers have portfolio management discretion over the purchasing and selling of securities and other investment assets pursuant to the respective investment management agreements and guidelines established for each insurance separate account. The assets of the qualified pension plan (the “Invested Plan”) are well diversified across multiple asset categories and across a number of different Managers, with the intent of minimizing risk concentrations within any given asset category or with any of the given Managers.

The Invested Plans, other than those held in participant directed investment accounts, are managed in accordance with investment policies consistent with the longer-term nature of related benefit obligations and within prudent risk parameters. Specifically, investment policies are oriented toward (i) maximizing the Invested Plan’s funded status; (ii) minimizing the volatility of the Invested Plan’s funded status; (iii) generating asset returns that exceed liability increases; and (iv) targeting rates of return in excess of a custom benchmark and industry standards over appropriate reference time periods. These goals are expected to be met through identifying appropriate and diversified asset classes and allocations, ensuring adequate liquidity to pay benefits and expenses when due and controlling the costs of administering and managing the Invested Plan’s investments.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

14. Employee Benefit Plans (continued)

Independent investment consultants are periodically used to evaluate the investment risk of the Invested Plan’s assets relative to liabilities, analyze the economic and portfolio impact of various asset allocations and management strategies and to recommend asset allocations.

Derivative contracts may be used to reduce investment risk, to manage duration and to replicate the risk/return profile of an asset or asset class. Derivatives may not be used to leverage a portfolio in any manner, such as to magnify exposure to an asset, asset class, interest rates or any other financial variable. Derivatives are also prohibited for use in creating exposures to securities, currencies, indices or any other financial variable that is otherwise restricted.

The table below summarizes the actual weighted average allocation of the estimated fair value of total plan assets by asset class as of December 31 for the years indicated and the approved target allocation by major asset class as of December 31, 2016 for the Invested Plans:

	December 31,
	2016		2015
	Target	Actual Allocation	Actual Allocation
Asset Class (1)
Fixed maturity securities	80%	79%	78%
Equity securities	20%	21%	22%
Alternative securities (2)	—%	—%	—%

Total assets		100%	100%

(1)	Certain prior year amounts have been reclassified from alternative securities into fixed maturity securities to conform to current year presentation.
(2)	Alternative securities primarily include short-term investments.

Estimated Fair Value

The pension and other postretirement benefit plan assets are categorized into a three-level fair value hierarchy, as described in Note 9, based upon the significant input with the lowest level in its valuation. The Level 2 asset category includes certain separate accounts that are primarily invested in liquid and readily marketable securities. The estimated fair value of such separate accounts is based upon reported NAV provided by fund managers and this value represents the amount at which transfers into and out of the respective separate account are effected. These separate accounts provide reasonable levels of price transparency and can be corroborated through observable market data. Directly held investments are primarily invested in U.S. and foreign government and corporate securities. The Level 3 asset category includes separate accounts that are invested in assets that provide little or no price transparency due to the infrequency with which the underlying assets trade and generally require additional time to liquidate in an orderly manner. Accordingly, the values for separate accounts invested in these alternative asset classes are based on inputs that cannot be readily derived from or corroborated by observable market data.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

14. Employee Benefit Plans (continued)

The pension plan assets measured at estimated fair value on a recurring basis and their corresponding placement in the fair value hierarchy are summarized as follows:

	December 31, 2016
	Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Estimated Fair Value
	(In millions)
Assets
Fixed maturity securities:
Corporate	$—	$52	$—	$52
U.S. government bonds	38	1	—	39
Foreign bonds	—	14	—	14
Federal agencies	—	5	—	5
Municipals	—	4	—	4
Short-term investments	2	2	—	4
Other (2)	—	5	—	5

Total fixed maturity securities	40	83	—	123

Equity securities:
Common stock — domestic	16	—	—	16
Common stock — foreign	16	—	—	16

Total equity securities	32	—	—	32

Total assets	$72	$83	$—	$155

	December 31, 2015
	Fair Value Hierarchy
	Level 1	Level 2	Level 3	Total Estimated Fair Value
	( In millions)
Assets
Fixed maturity securities:
Corporate	$—	$47	$1	$48
U.S. government bonds	33	6	—	39
Foreign bonds	—	12	—	12
Federal agencies	—	6	—	6
Municipals	—	4	—	4
Short-term investments (1)	—	2	—	2
Other (2)	—	5	—	5

Total fixed maturity securities	33	82	1	116

Equity securities:
Common stock — domestic	18	—	—	18
Common stock — foreign	14	—	—	14

Total equity securities	32	—	—	32

Total assets	$65	$82	$1	$148

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

14. Employee Benefit Plans (continued)

(1)	The prior year amounts have been reclassified into fixed maturity securities to conform to the current year presentation.
(2)	Other primarily includes mortgage-backed securities and collateralized mortgage obligations.

For each of the years ended December 31, 2016, 2015 and 2014, the changes to pension plan assets invested in corporate fixed maturity securities measured at estimated fair value on a recurring basis using significant unobservable (Level 3) inputs were not significant.

Expected Future Contributions and Benefit Payments

It is the Company’s practice to make contributions to the qualified pension plan to comply with minimum funding requirements of ERISA, the Pension Protection Act of 2006, the Internal Revenue Code of 1986 and the applicable rules and regulations. In accordance with such practice, no contributions are expected to be required for 2017. For information on employer contributions, see “— Obligations and Funded Status.”

Benefit payments due under the nonqualified pension plans are primarily funded from the Company’s general assets as they become due under the provision of the plans, therefore benefit payments equal employer contributions. The Company expects to make contributions of $4 million to fund the benefit payments in 2017.

Postretirement benefits are either: (i) not vested under law; (ii) a non-funded obligation of the Company; or (iii) both. Current regulations do not require funding for these benefits. The Company uses its general assets, net of participant’s contributions, to pay postretirement medical claims as they come due. As permitted under the terms of the governing trust document, the Company may be reimbursed from plan assets for postretirement medical claims paid from their general assets. The Company expects to make contributions of $3 million towards benefit obligations in 2017, to pay postretirement medical claims.

Gross benefit payments for the next 10 years, which reflect expected future service where appropriate, are expected to be as follows:

	Pension Benefits	Other Postretirement Benefits
	(In millions)
2017	$6	$4
2018	$11	$4
2019	$11	$4
2020	$11	$4
2021	$13	$4
2022-2026	$68	$15

Additional Information

As previously discussed, most of the assets of the pension benefit plans are held in a group annuity contract issued by MLIC. Total revenues from these contracts recognized on the combined statements of operations were less than $1 million for each of the years ended December 31, 2016, 2015 and 2014, and included policy charges and net investment income from investments backing the contracts and administrative fees. Total investment income (loss), including realized and unrealized gains (losses), credited to the account balances was $12 million, ($5) million and $22 million for the years ended December 31, 2016, 2015 and 2014, respectively. The terms of these contracts are consistent in all material respects with those that MLIC offers to unaffiliated parties that are similarly situated.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

14. Employee Benefit Plans (continued)

Defined Contribution Plans

Effective December 31, 2014, the Company-sponsored defined contribution plans were merged into the MetLife Savings & Investment Plan sponsored by MLIC. The Company made no contributions to the Company-sponsored defined contribution plans for the years ended December 31, 2016 and 2015; and contributed less than $1 million for the year ended December 31, 2014. The Company participates in a defined contribution plan sponsored by MLIC for substantially all employees under which a portion of employee contributions are matched. The Company’s participation in this plan ceased on December 31, 2016.

15. Income Tax

The provision for income tax was as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Current:
Federal	$(305)	$33	$(412)
State and local	—	—	2
Foreign	—	—	6

Subtotal	(305)	33	(404)

Deferred:
Federal	(1,461)	310	775
State and local	—	—	—
Foreign	—	—	(2)

Subtotal	(1,461)	310	773

Provision for income tax expense (benefit)	$(1,766)	$343	$369

The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Tax provision at U.S. statutory rate	$(1,647)	$511	$535
Tax effect of:
Dividend received deduction	(123)	(144)	(132)
Tax-exempt income	(2)	(2)	(1)
Prior year tax	24	(4)	(25)
Low income housing tax credits	(4)	(4)	(4)
Other tax credits	(18)	(13)	(11)
Goodwill impairment	4	—	—
Other, net	—	(1)	7

Provision for income tax expense (benefit)	$(1,766)	$343	$369

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

15. Income Tax (continued)

Deferred income tax represents the tax effect of the differences between the book and tax bases of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following as of:

	December 31,
	2016	2015
	(In millions)
Deferred income tax assets:
Tax credit carryforwards	$199	$184
Employee benefit	54	53
Intangibles	2	—
Investments, including derivatives	347	—
Other	72	49

Total deferred income tax assets	674	286

Deferred income tax liabilities:
Policyholder liabilities and receivables	525	1,400
Investments, including derivatives	—	139
Intangibles	—	127
Net unrealized investment gains	712	846
DAC	1,493	1,576

Total deferred income tax liabilities	2,730	4,088

Net deferred income tax asset (liability)	$(2,056)	$(3,802)

In the fourth quarter of 2016 the Company reduced its net deferred tax liability by $130 million with a corresponding increase to shareholder’s net investment. This adjustment was necessary to appropriately reflect the cumulative timing difference between the tax basis and book basis of goodwill that was impaired, primarily in periods prior to 2013.

The following table sets forth the general business credits, foreign tax credits, and other credit carryforwards for tax purposes as of December 31, 2016.

	Tax Credit Carryforwards
	General Business Credits	Foreign Tax Credits	Other
	(In millions)
Expiration
2017-2021	$—	$—	$—
2022-2026	—	38	—
2027-2031	—	—	—
2032-2036	7	—	—
Indefinite	—	—	162

	$7	$38	$162

The Company currently participates in a tax sharing agreement with MetLife, Inc., as described in Note 1.

The Company’s includable life insurance and non-life insurance companies have joined with MetLife, Inc. and includable subsidiaries in filing a consolidated U.S. federal income tax return in accordance with the

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

15. Income Tax (continued)

provisions of the Code. The Company also files income tax returns with various state and local jurisdictions. The Company is under continuous examination by the IRS and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction and subsidiary. The Company is no longer subject to U.S. federal, state or local income tax examinations for years prior to 2007; certain entities, Brighthouse Insurance, NELICO, and Brighthouse Insurance NY, of the Company are currently under IRS examinations for 2007 to 2009 as part of the MetLife, Inc. and subsidiaries consolidated U.S. federal income tax return.

Management believes it has established adequate tax liabilities, and final resolution of the audit for the years 2007 and forward is not expected to have a material impact on the Company’s combined financial statements.

The Company’s liability for unrecognized tax benefits may increase or decrease in the next 12 months. A reasonable estimate of the increase or decrease cannot be made at this time. However, the Company continues to believe that the ultimate resolution of the pending issues will not result in a material change to its combined financial statements, although the resolution of income tax matters could impact the Company’s effective tax rate for a particular future period.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Balance as of January 1,	$64	$60	$50
Additions for tax positions of prior years	2	5	16
Reductions for tax positions of prior years	(9)	—	(8)
Additions for tax positions of current year	5	3	2
Settlements with tax authorities	(4)	(4)	—

Balance as of December 31,	$58	$64	$60

Unrecognized tax benefits that, if recognized would impact the effective rate	$58	$53	$49

The Company classifies interest accrued related to unrecognized tax benefits in interest expense, included within other expenses, while penalties are included in income tax expense.

Interest was as follows:

	Years Ended December 31,
	2016	2015	2014
	(In millions)
Interest recognized on the combined statements of operations	$(1)	$—	$(1)

	December 31,
	2016	2015
	(In millions)
Interest included in other liabilities on the combined balance sheets	$6	$7

The Company had no penalties for the years ended December 31, 2016, 2015 and 2014.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

15. Income Tax (continued)

The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction (“DRD”), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2016, 2015 and 2014, the Company recognized an income tax benefit of $101 million, $154 million and $157 million, respectively, related to the separate account DRD. The 2016 benefit included an expense of $21 million related to a true-up of the 2015 tax return. The 2015 and 2014 benefit included a benefit of $11 million and $25 million related to a true-up of the 2014 and 2013 tax returns, respectively.

16. Contingencies, Commitments and Guarantees

Contingencies

Litigation

The Company is a defendant in a number of litigation matters. In some of the matters, large and/or indeterminate amounts, including punitive and treble damages, are sought. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with the actual experience of the Company in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to management that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the vagaries of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time may normally be difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require the Company to pay damages or make other expenditures or establish accruals in amounts that could not be estimated as of December 31, 2016.

Matters as to Which an Estimate Can Be Made

For some loss contingency matters, the Company is able to estimate a reasonably possible range of loss. For such matters where a loss is believed to be reasonably possible, but not probable, no accrual has been made. As of December 31, 2016, the Company estimates the aggregate range of reasonably possible losses in excess of amounts accrued for these matters to be $0 to $25 million.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

16. Contingencies, Commitments and Guarantees (continued)

Matters as to Which an Estimate Cannot Be Made

For other matters, the Company is not currently able to estimate the reasonably possible loss or range of loss. The Company is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from other parties and investigation of factual allegations, rulings by the court on motions or appeals, analysis by experts, and the progress of settlement negotiations. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation contingencies and updates its accruals, disclosures and estimates of reasonably possible losses or ranges of loss based on such reviews.

Unclaimed Property Litigation

On November 14, 2012, the West Virginia Treasurer filed an action against MetLife Investors USA Insurance Company in West Virginia state court (West Virginia ex rel. John D. Perdue v. MetLife Investors USA Insurance Company, Circuit Court of Putnam County, Civil Action No. 12-C-363) alleging that MetLife Investors USA Insurance Company violated the West Virginia Uniform Unclaimed Property Act (the “Act”), seeking to compel compliance with the Act, and seeking payment of unclaimed property, interest, and penalties. On November 21, 2012 and December 28, 2012, the Treasurer filed substantially identical suits in West Virginia state court against New England Life Insurance Company and MetLife Insurance Company of Connecticut, respectively. On January 31, 2017, the parties entered into a settlement agreement resolving these actions.

Diversified Lending Group Litigations

Hartshorne v. NELICO, et al. (Los Angeles County Superior Court, filed March 25, 2015)

Plaintiffs have named NELICO in twelve related lawsuits in California state court alleging various causes of action including multiple negligence and statutory claims relating to the Diversified Lending Group Ponzi scheme. In August of 2016, a trial of claims by plaintiff Christine Ramirez resulted in a verdict against MetLife, Inc., MetLife Securities, and NELICO for approximately $200 thousand in compensatory damages and $15 million in punitive damages. On November 30, 2016, Ramirez consented to the court’s reduction of punitive damages to approximately $7 million. The judgment against NELICO is approximately $2.7 million. Plaintiffs are also seeking attorneys’ fees. The defendants have filed a notice appealing this judgment to the Second Appellate District of the State of California.

Thrivent Financial for Lutherans v. MetLife Insurance Company USA, (E.D. Wis., filed September 12, 2016)

Plaintiff filed a complaint against MetLife USA, now Brighthouse Insurance, contending that its use of the Brighthouse Financial trademark and logo will infringe on its trademarks. Alleging violations of federal and state law, Plaintiff sought preliminary and permanent injunctions, compensatory damages, and other relief. On December 23, 2016, plaintiff filed an amended complaint adding Brighthouse as an additional defendant. The parties have resolved this matter and the action was voluntarily dismissed on February 15, 2017.

Sales Practices Claims

Over the past several years, the Company has faced claims and regulatory inquiries and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company continues to defend vigorously against the claims in these matters. The Company believes adequate provision has been made in its combined financial statements for all probable and reasonably estimable losses for sales practices matters.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

16. Contingencies, Commitments and Guarantees (continued)

Summary

Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company’s combined financial statements, have arisen in the course of the Company’s business, including, but not limited to, in connection with its activities as an insurer, investor and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company’s compliance with applicable insurance and other laws and regulations.

It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters referred to previously, large and/or indeterminate amounts, including punitive and treble damages, are sought. Although, in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company’s financial position, based on information currently known by the Company’s management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company’s combined net income or cash flows in particular quarterly or annual periods.

Insolvency Assessments

Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

Assets and liabilities held for insolvency assessments were as follows:

	December 31,
	2016	2015
	(In millions)
Other Assets:
Premium tax offset for future discounted and undiscounted assessments	$13	$14
Premium tax offsets currently available for paid assessments	9	14

Total	$22	$28

Other Liabilities:
Insolvency assessments	$17	$18

Commitments

Mortgage Loan Commitments

The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $348 million and $128 million as of December 31, 2016 and 2015, respectively.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

16. Contingencies, Commitments and Guarantees (continued)

Commitments to Fund Partnership Investments, Bank Credit Facilities and Private Corporate Bond Investments

The Company commits to fund partnership investments and to lend funds under bank credit facilities and private corporate bond investments. The amounts of these unfunded commitments were $1.3 billion and $1.0 billion as of December 31, 2016 and 2015, respectively.

Other Commitments

The Company has entered into collateral arrangements with affiliates, which require the transfer of collateral in connection with secured demand notes. At both of December 31, 2016 and 2015 the Company had agreed to fund up to $20 million of cash upon the request by these affiliates and had transferred collateral consisting of various securities with a fair market value of $25 million to custody accounts to secure the demand notes. Each of these affiliates is permitted by contract to sell or re-pledge this collateral.

Guarantees

In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties such that it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation ranging from less than $1 million to $222 million, with a cumulative maximum of $228 million, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company’s interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

The Company’s recorded liabilities were $2 million as of both December 31, 2016 and 2015, for indemnities, guarantees and commitments.

17. Related Party Transactions

The Company has not historically operated as a standalone business and has various existing relationships with MetLife for services necessary to conduct its activities.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

17. Related Party Transactions (continued)

Non-Broker-Dealer Transactions

The following table summarizes income and expense from transactions with MetLife (excluding broker-dealer transactions) for the years indicated:

	Years Ended December 31,			Years Ended December 31,
	2016	2015	2014	2016	2015	2014
	Income			Expense
	(In millions)
MetLife	$(280)	$(178)	$(236)	$332	$802	$864

The following table summarizes assets and liabilities from transactions with MetLife (excluding broker-dealer transactions) for the years indicated:

	As of December 31,		As of December 31,
	2016	2015	2016	2015
	Assets		Liabilities
	(In millions)
MetLife	$4,805	$10,288	$7,763	$8,566

The material arrangements between the Company and MetLife are as follows:

Reinsurance Agreements

The Company enters into reinsurance agreements primarily as a purchaser of reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by affiliated companies. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

The Company has reinsurance agreements with certain of MetLife, Inc.’s subsidiaries, including MLIC, GALIC, MEL, MRV, DELAM and ALICO, all of which are related parties. See Note 6 for further discussion of the affiliated reinsurance agreements.

Financing and Capital Support Arrangements

The Company has financing arrangements with MetLife that are used to support reinsurance obligations arising under affiliated reinsurance agreements. The Company recognized interest expense for affiliated debt of $125 million, $125 million and $130 million, for the years ended December 31, 2016, 2015 and 2014, respectively. See Notes 11 and 12 for further discussion of the related party financing arrangements.

Additionally, MetLife provides various capital support commitments and guarantees to the Company. Under these arrangements, MetLife has agreed to cause each affected entity to meet specified capital and surplus levels or has guaranteed certain contractual obligations. The terms of the material capital support commitments follow.

MetLife, Inc., in connection with MRD’s reinsurance of certain universal life and term life risks, entered into capital maintenance agreements pursuant to which MetLife, Inc. agreed, without limitation as to amount, to cause the first and second protected cells of MRD to maintain total adjusted capital equal to or greater than 200% of each such protected cell’s company action level RBC, as defined in state insurance statutes. In addition,

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

17. Related Party Transactions (continued)

MetLife, Inc. entered into an agreement with the Delaware Department of Insurance to increase such capital maintenance threshold to 300% of each such protected cell’s company action level RBC, in the event of specified downgrades in the senior unsecured debt ratings of MetLife, Inc.

MetLife, Inc., in connection with MRV’s reinsurance of certain universal life and term life insurance risks, committed to the Vermont Department of Banking, Insurance, Securities and Health Care Administration to take necessary action to cause the three protected cells of MRV to maintain total adjusted capital in an amount that is equal to or greater than 200% of each such protected cell’s authorized control level RBC, as defined in Vermont state insurance statutes.

MetLife, Inc., in connection with the collateral financing arrangement associated with MRSC reinsurance of ULSG, committed to the South Carolina Department of Insurance to take necessary action to cause MRSC to maintain the greater of capital and surplus of $250,000 or total adjusted capital in an amount that is equal to or greater than 100% of authorized control level RBC, as defined in South Carolina state insurance statutes. See Note 12 for further discussion of the collateral financing arrangement.

MetLife, Inc. has a net worth maintenance agreement with its insurance subsidiary, Brighthouse Insurance NY. Under this agreement, as amended, MetLife, Inc. agreed, without limitation as to the amount, to cause Brighthouse Insurance NY to have capital and surplus of $10 million, total adjusted capital in an amount that is equal to or greater than 150% of the company action level RBC, as defined by applicable state insurance statutes, and liquidity necessary to enable it to meet its current obligations on a timely basis. In connection with the separation, this support agreement will be terminated.

Investment Transactions

The Company has extended loans to certain subsidiaries of MetLife, Inc. Additionally, in the ordinary course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from MetLife affiliates. See Note 7 for further discussion of the related party investment transactions.

Shared Services and Overhead Allocations

MetLife provides the Company certain services, which include, but are not limited to, executive oversight, treasury, finance, legal, human resources, tax planning, internal audit, financial reporting, information technology, distribution services and investor relations. The Company is charged for these services based on direct and indirect costs. When specific identification is not practicable, an allocation methodology is used, primarily based on sales, in-force liabilities, or headcount. For certain agreements, charges are based on various performance measures or activity-based costing, such as sales, new policies/contracts issued, reserves, and in-force policy counts. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Management believes that the methods used to allocate expenses under these arrangements are reasonable. Expenses incurred with MetLife related to these arrangements, recorded in other operating expenses, were $868 million, $1.1 billion and $999 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Stock-Based Compensation Plans

The Company’s employees participate in MetLife stock-based compensation plans, the costs of which have been allocated to the Company and recorded in the combined statements of income. See Note 13 for further discussion of the stock-based compensation plans.

MetLife U.S. Retail Separation Business

Notes to the Combined Financial Statements — (continued)

17. Related Party Transactions (continued)

Broker-Dealer Transactions

The Company accrues related party revenues and expenses arising from transactions with MetLife’s broker-dealers whereby the MetLife broker-dealers sell the Company’s variable annuity and life products. The affiliated revenue for the Company is fee income from trusts and mutual funds whose shares serve as investment options of policyholders of the Company. The affiliated expense for the Company is commissions collected on the sale of variable products by the Company and passed through to the broker-dealer.

The following table summarizes income and expense from transactions with related broker-dealers for the years indicated:

	Years Ended December 31,			Years Ended December 31,
	2016	2015	2014	2016	2015	2014
	Fee Income			Commission Expense
	(In millions)
MetLife broker-dealers	$216	$235	$230	$649	$652	$657

The following table summarizes assets and liabilities from transactions with affiliated broker-dealers as follows:

	As of December 31,		As of December 31,
	2016	2015	2016	2015
	Fee Income Receivables		Secured Demand Notes
	(In millions)
MetLife broker-dealers	$21	$20	$20	$20

18. Subsequent Events

The Company has evaluated events subsequent to December 31, 2016 through April 17, 2017, which is the date these financial statements were available to be issued.

Effective January 1, 2017, MLIC recaptured risks related to guaranteed minimum benefit guarantees on certain variable annuities being reinsured by the Company. This recapture resulted in a decrease in investments and cash and cash equivalents of approximately $568 million, a decrease in future policy benefits of approximately $106 million, and a decrease in policyholder account balances of approximately $460 million. The Company will recognize a loss of approximately $2 million, net of income tax, as a result of this transaction.

Effective January 1, 2017, the Company executed a novation and assignment of a reinsurance agreement under which MLIC reinsured certain variable annuities, including guaranteed minimum benefits, issued by Brighthouse Insurance NY and NELICO. As a result of the novation and assignment, the reinsurance agreement is now between Brighthouse Insurance and Brighthouse Insurance NY and NELICO. The transaction is treated as a termination of the existing reinsurance agreement with recognition of a loss and a new reinsurance agreement with no recognition of a gain or loss. The transaction resulted in an increase in other liabilities of approximately $274 million. The Company will recognize a loss of approximately $178 million, net of income tax, as a result of this transaction.

MetLife U.S. Retail Separation Business

Schedule I

Combined Summary of Investments—

Other Than Investments in Related Parties

December 31, 2016

(In millions)

Types of Investments	Cost or Amortized Cost (1)	Estimated Fair Value	Amount at Which Shown on Balance Sheet
Fixed maturity securities:
Bonds:
U.S. government and agency securities	$12,032	$13,090	$13,090
State and political subdivision securities	3,590	3,945	3,945
Public utilities	2,113	2,318	2,318
Foreign government securities	1,058	1,162	1,162
All other corporate bonds	25,258	26,047	26,047

Total bonds	44,051	46,562	46,562
Mortgage-backed and asset-backed securities	14,414	14,487	14,487
Redeemable preferred stock	250	339	339

Total fixed maturity securities	58,715	61,388	61,388

Equity securities:
Non-redeemable preferred stock	180	177	177
Common stock:
Industrial, miscellaneous and all other	98	116	116
Banks, trust and insurance companies	2	5	5
Public utilities	—	2	2

Total equity securities	280	300	300

Mortgage loans	9,378		9,378
Policy loans	1,517		1,517
Real estate and real estate joint ventures	215		215
Other limited partnership interests	1,642		1,642
Short-term investments	1,288		1,288
Other invested assets	4,904		4,904

Total investments	$77,939		$80,632

(1)	Cost or amortized cost for fixed maturity securities and mortgage loans represents original cost reduced by repayments, valuation allowances and impairments from other-than-temporary declines in estimated fair value that are charged to earnings and adjusted for amortization of premiums or accretion of discounts; for equity securities, cost represents original cost reduced by impairments from other-than-temporary declines in estimated fair value; for real estate, cost represents original cost reduced by impairments and adjusted for valuation allowances and depreciation; for real estate joint ventures and other limited partnership interests, cost represents original cost reduced for impairments or original cost adjusted for equity in earnings and distributions.

MetLife U.S. Retail Separation Business

Schedule III

Combined Supplementary Insurance Information

December 31, 2016, 2015 and 2014

(In millions)

Segment	DAC and VOBA	Future Policy Benefits and Other Policy-Related Balances	Policyholder Account Balances	Unearned Premiums (1), (2)	Unearned Revenue (1)
2016
Annuities	$4,878	$7,724	$25,431	$—	$89
Life	1,261	4,951	3,588	14	363
Run-off	6	16,313	8,506	—	79
Corporate & Other	148	7,429	1	6	—

Total	$6,293	$36,417	$37,526	$20	$531

2015
Annuities	$3,790	$6,814	$22,095	$—	$99
Life	1,586	5,512	3,407	14	370
Run-off	904	14,867	12,018	—	60
Corporate & Other	110	7,167	1	5	—

Total	$6,390	$34,360	$37,521	$19	$529

2014
Annuities	$3,983	$5,565	$21,396	$—	$104
Life	1,583	5,028	3,364	11	367
Run-off	953	15,202	12,665	—	75
Corporate & Other	63	6,771	1	5	—

Total	$6,582	$32,566	$37,426	$16	$546

(1)	Amounts are included within the future policy benefits and other policy-related balances column.
(2)	Includes premiums received in advance.

MetLife U.S. Retail Separation Business

Schedule III

Combined Supplementary Insurance Information — (continued)

December 31, 2016, 2015 and 2014

(In millions)

Segment	Premiums and Universal Life and Investment-Type Product Policy Fees	Net Investment Income (1)	Policyholder Benefits and Claims and Interest Credited to Policyholder Account Balances	Amortization of DAC and VOBA	Other Expenses
2016
Annuities	$3,259	$1,329	$2,347	$(896)	$1,248
Life	739	350	681	282	275
Run-off	878	1,341	1,953	961	275
Corporate & Other	128	187	87	24	325

Total	$5,004	$3,207	$5,068	$371	$2,123

2015
Annuities	$3,856	$1,156	$2,359	$523	$1,301
Life	752	352	650	169	276
Run-off	793	1,461	1,301	65	284
Corporate & Other	288	130	218	24	259

Total	$5,689	$3,099	$4,528	$781	$2,120

2014
Annuities	$4,094	$1,065	$2,685	$786	$1,388
Life	748	350	594	189	317
Run-off	759	1,528	1,250	113	238
Corporate & Other	234	147	83	21	256

Total	$5,835	$3,090	$4,612	$1,109	$2,199

(1)	See Note 2 for the basis of allocation of net investment income.

See Note 2 of the notes to the combined financial statements for information on certain segment reporting changes which were retrospectively applied.

MetLife U.S. Retail Separation Business

Schedule IV

Combined Reinsurance

December 31, 2016, 2015 and 2014

(Dollars in millions)

	Gross Amount	Ceded	Assumed	Net Amount	% Amount Assumed to Net
2016
Life insurance in-force	$653,270	$465,841	$7,006	$194,435	3.6%

Insurance premium
Life insurance (1)	$2,067	$929	$76	$1,214	6.3%
Accident & health insurance	229	224	3	8	37.5%

Total insurance premium	$2,296	$1,153	$79	$1,222	6.5%

2015
Life insurance in-force	$637,410	$483,569	$94,863	$248,704	38.1%

Insurance premium
Life insurance (1)	$2,229	$855	$288	$1,662	17.3%
Accident & health insurance	243	235	9	17	52.9%

Total insurance premium	$2,472	$1,090	$297	$1,679	17.7%

2014
Life insurance in-force	$594,743	$469,238	$52,728	$178,233	29.6%

Insurance premium
Life insurance (1)	$2,196	$796	$94	$1,494	6.3%
Accident & health insurance	239	233	—	6	—%

Total insurance premium	$2,435	$1,029	$94	$1,500	6.3%

(1)	Includes annuities with life contingencies.

For the year ended December 31, 2016, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $266.4 billion and $7.0 billion, respectively, and life insurance premiums of $766 million and $34 million, respectively. For the year ended December 31, 2015, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $278.5 billion and $86.4 billion, respectively, and life insurance premiums of $687 million and $227 million, respectively. For the year ended December 31, 2014, reinsurance ceded and assumed included affiliated transactions for life insurance in-force of $279.8 billion and $50.2 billion, respectively, and life insurance premiums of $652 million and $55 million, respectively.